02020446

PE
3-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the *Securities Exchange Act* of 1934

For the month of: March 2002

CALL-NET ENTERPRISES INC.
(Name of registrant)

2235 Sheppard Avenue East
Suite 1800
North York, Ontario
Canada M2J 5G1
(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____ Form 40-F __X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the *Securities Exchange Act* of 1934:

Yes _____ No __X____

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the *Securities Exchange Act* of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CALL-NET ENTERPRISES INC.

Date: March 6, 2002

By: ______________________________

Name: George Malysheff

Title: Senior Vice President, Chief Legal Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBIT 1

Call-Net Notice of Meeting and Management Proxy Circular

CallNet

NOTICE OF MEETING OF HOLDERS OF

8⅜% Senior Notes due 2007
8% Senior Notes due 2008
9⅜% Senior Notes due 2009
9.27% Senior Discount Notes due 2007
8.94% Senior Discount Notes due 2008
10.8% Senior Discount Notes due 2009

AND

NOTICE OF SPECIAL MEETING OF HOLDERS OF

Common Shares
Class B Non-Voting Shares
Class C Non-Voting Shares

OF

CALL-NET ENTERPRISES INC.

MANAGEMENT PROXY CIRCULAR

With Respect To a Proposed
PLAN OF ARRANGEMENT

FEBRUARY 22, 2002

CALL-NET ENTERPRISES INC.

February 22, 2002

To the holders of:	**8⅜% Senior Notes due 2007;** **8% Senior Notes due 2008;** **9⅜% Senior Notes due 2009;** **9.27% Senior Discount Notes due 2007;** **8.94% Senior Discount Notes due 2008; and** **10.8% Senior Discount Notes due 2009;**
And to the holders of:	**Common Shares;** **Class B Non-Voting Shares; and** **Class C Non-Voting Shares**
	of Call-Net Enterprises Inc.

The management of Call-Net Enterprises Inc. ("**Call-Net**" or the "**Company**") has previously outlined three pre-conditions to maximize securityholder value: fundamental regulatory relief, operating performance improvements and capital structure normalization. During the past year we have made progress in each of these areas. In the accompanying circular (the "**Circular**"), we propose a transaction (the "**Plan of Arrangement**") that we believe will achieve our objective of capital structure normalization.

During the course of 2001, Call-Net participated in periodic discussions with a number of holders of its senior notes with a view to developing common ground on which to structure a deleveraging transaction. The proposed Plan of Arrangement has evolved from those discussions as a means by which the Company can normalize its capital structure in a consensual process.

The Plan of Arrangement contemplates the surrender of all of Call-Net's Cdn.$2.6 billion (U.S.$1.6 billion) of senior notes in exchange for up to U.S.$377 million (Cdn.$600 million) of new 10.625% senior secured notes due 2008, approximately U.S.$81.9 million (Cdn.$130 million) in cash and approximately 80% of the equity in the recapitalized Call-Net upon implementation of the Plan of Arrangement. The existing shareholders of Call-Net would retain approximately 20% of the Company's equity upon the implementation of the Plan of Arrangement. Concurrently with the Plan of Arrangement becoming effective, Call-Net will enter into an amended 10-year commercial agreement with Sprint Communications Company L.P. ("**Sprint U.S.**") that will expand the business relationship between Call-Net and Sprint U.S. and enhance Call-Net's current and future product offering. In addition, Sprint U.S. has also committed to invest, immediately after the successful completion of the Plan of Arrangement, Cdn.$25 million in exchange for 5% of the post-arrangement equity of the Company, through the issuance of shares from treasury.

The management of Call-Net believes that the proposed Plan of Arrangement will benefit the Company by:

- normalizing its capital structure by reducing debt by Cdn.$2 billion;
- reducing the annual cash interest costs (which would have reached approximately Cdn.$267 million by 2005), thereby saving the Company an aggregate of approximately Cdn.$480 million in cash interest costs over the next four years;
- securing an expanded and enhanced long-term relationship with Sprint U.S.; and
- retaining more than Cdn.$200 million of cash and short-term investments to fund the ongoing implementation of Call-Net's business plan.

The management of Call-Net and your Board of Directors believes that, in view of the challenges of servicing and repaying Cdn.$2.6 billion of debt, the Plan of Arrangement is the best alternative available to all classes of securityholders.

The Board of Directors has received an opinion (the "**Fairness Opinion**") from BMO Nesbitt Burns Inc., financial advisor to the Company, that the Plan of Arrangement is fair from a financial point of view to the Company's public shareholders (being the holders of the Company's common shares and class B non-voting shares). These shareholders are encouraged to read the Fairness Opinion carefully in its entirety, which is appended as Appendix "E" to the accompanying Circular. Based on statements of intention received, management of the Company believes that (i) noteholders holding in excess of 50% of the total value of the senior notes; and (ii) shareholders, including the Ontario Teachers' Pension Plan Board and Sprint U.S., holding approximately 38% of all of the outstanding shares of the Company, will support and vote in favour of the Plan of Arrangement.

You will be asked to approve the Plan of Arrangement at the meetings scheduled to be held on April 3, 2002. Management of the Company and the Board of Directors believe that it is extremely important that the Plan of Arrangement be approved and implemented in order to maximize the current and future value of all Call-Net securities. We urge you to give serious attention to the Plan of Arrangement and to support it in person or by proxy at the appropriate meeting on April 3, 2002.

The current proposal forms the basis for our objective of normalizing Call-Net's capital structure and positioning Call-Net for future growth and profitability, an objective to which management of the Company and your Board of Directors are committed. I hope that we will receive your support.

Yours very truly,



Lawrence G. Tapp
Chairman of the Board of Directors

This material is important and requires your immediate attention. The transactions contemplated in the Plan of Arrangement are complex. The accompanying Management Proxy Circular contains a description of, and a copy of, the Plan of Arrangement and other information concerning the Company to assist you in considering this matter. You are urged to review this information carefully. Should you have any questions or concerns in respect of the proposed Plan of Arrangement, please consult your legal, tax or other professional advisors. Additional copies of these materials are available by contacting the Corporate Secretary of Call-Net Enterprises Inc. at 2235 Sheppard Avenue East, 18th Floor, Toronto, Ontario Canada M2J 5G1.

TABLE OF CONTENTS

IMPORTANT INFORMATION

THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR") CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MATTERS REFERRED TO HEREIN.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS CIRCULAR, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON. THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES DESCRIBED IN THIS CIRCULAR, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS CIRCULAR NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THE PLAN OF ARRANGEMENT REFERRED TO IN THIS CIRCULAR SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS CIRCULAR.

Securities issued under the Plan of Arrangement will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States. Such securities will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the 1933 Act and applicable exemptions under state securities laws. Securities issued under the Plan of Arrangement will be freely transferable under United States federal securities laws, except for securities held by persons who are deemed to be "affiliates" of Call-Net Enterprises Inc. ("Call-Net" or the "Company") prior to the implementation of the Plan of Arrangement. Such securities held by "affiliates" may be resold by them only in transactions permitted by the resale provisions of Rule 145(d) promulgated under the 1933 Act or as otherwise permitted under the 1933 Act.

Securityholders should carefully consider the income tax consequences of the proposed plan of arrangement described herein. See "Income Tax Considerations".

Securityholders should not construe the contents of this Circular as investment, legal or tax advice. Securityholders should consult their own counsel, accountants and other advisors as to legal, tax, business, financial and related aspects of the proposed Plan of Arrangement. In making a decision regarding the Arrangement, Securityholders must rely on their own examination of Call-Net.

Any statement contained in a document referred to in this Circular or any amendment hereof or supplement hereto is to be considered modified or replaced to the extent that a statement contained herein or in any amendment or supplement or any subsequently filed document modifies or replaces such statement. Any statement so modified or replaced is not to be considered, except as so modified or replaced, to be a part of this Circular.

Notice to New Hampshire Residents:

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

FORWARD-LOOKING STATEMENTS

This Circular includes forward-looking statements that involve risks and uncertainties. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to the Company's future prospects, developments and business strategies.

These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", and similar terms and phrases, including references to assumptions. These statements are contained in sections entitled "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Call-Net Enterprises Inc." and other sections of this Circular.

These forward-looking statements involve risks and uncertainties that may cause the Company's actual future activities and results of operations to be materially different from those suggested or described in this Circular. These risks include the risks that are identified in this Circular which are primarily listed in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, Call-Net's actual results may vary materially from those expected, estimated or projected.

EXCHANGE RATE INFORMATION

Call-Net publishes its consolidated financial statements in Canadian dollars. In this Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to "$" or "Cdn.$" are to Canadian dollars and references to "U.S.$" or "U.S. dollars" are to United States dollars.

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the daily average of such exchange rates during such period, and the exchange rate at the end of such period, based upon the inverse of the noon buying rate of the Bank of Canada:

	Year Ended December 31,			
	1998	1999	2000	2001
	(U.S. dollars per Canadian dollar)			
High	0.7105	0.6925	0.6969	0.6697
Low	0.6341	0.6535	0.6410	0.6241
Average	0.6732	0.6732	0.6734	0.6459
Period End	0.6504	0.6925	0.6669	0.6279

On February 22, 2002, the noon buying rate was $1.5943 per U.S. $1.00 and the inverse of the noon buying rate was U.S. $0.6272 per $1.00.

PRESENTATION OF FINANCIAL INFORMATION

The financial information in this Circular has been prepared in accordance with Canadian generally accepted accounting principles ("**Canadian GAAP**"). Canadian GAAP differs from U.S. generally accepted accounting principles ("**U.S. GAAP**") and thus the financial information contained herein may not be comparable to the financial statements of U.S. companies. The principal differences between Canadian GAAP and U.S. GAAP as they apply to Call-Net are summarized in Note 20 to the audited consolidated financial statements as at and for the year ended December 31, 2001 (the "**Audited Consolidated Financial Statements**"), which are included in Appendix "G" to this Circular.

CALL-NET ENTERPRISES INC.

NOTICE OF MEETING OF NOTEHOLDERS

TO HOLDERS OF THE FOLLOWING SECURITIES OF CALL-NET ENTERPRISES INC.:

8⅜% Senior Notes due 2007;
8% Senior Notes due 2008;
9⅜% Senior Notes due 2009;
9.27% Senior Discount Notes due 2007;
8.94% Senior Discount Notes due 2008; and
10.8% Senior Discount Notes due 2009

(Collectively, the "**Existing Notes**")

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "**Interim Order**") of the Ontario Superior Court of Justice (the "**Court**") dated February 20, 2002, a meeting (the "**Noteholders' Meeting**") of the registered holders of the Existing Notes (the "**Noteholders**") of Call-Net Enterprises Inc. (the "**Company**") will be held in the Queen's Quay Room of the Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario, Canada M5J 1A6, on the 3rd day of April, 2002, at 9:00 a.m. (Toronto time) for the following purposes:

1. to consider, and if deemed advisable, to pass, with or without variation, a resolution (the "**Noteholders' Resolution**"), the full text of which is set out in Appendix "A" to the accompanying management proxy circular (the "**Circular**"), approving an arrangement (the "**Arrangement**") pursuant to Section 192 of the *Canada Business Corporations Act*, which Arrangement is more particularly described in the Circular; and
2. to transact such other business as may properly come before the Noteholders' Meeting or any adjournment thereof.

The record date (the "**Record Date**") for entitlement to notice of the Noteholders' Meeting has been set by the Court, subject to any further order of the Court, as February 21, 2002.

At the Noteholders' Meeting, each Noteholder as of the Record Date will have one vote for each U.S. $1,000 of principal amount plus accrued and unpaid interest, or U.S. $1,000 of accreted value, as of December 31, 2001, as the case may be.

Voting entitlements in respect of the 8⅜% Senior Notes due 2007, which are denominated in Canadian dollars, will be determined by converting the principal amount thereof, plus accrued and unpaid interest thereon into United States dollars using the following exchange rate: U.S.$0.6279 per Cdn.$1.00 (being the inverse of the noon buying rate of the Bank of Canada on December 31, 2001).

If a Noteholder does not hold Existing Notes in his or her name, such Noteholder should contact his, her or its broker or other intermediary through which such Existing Notes are held in order to obtain a voting instruction card or a valid proxy.

Subject to any further order of the Court, the Court has set the quorum for the Noteholders' Meeting as the presence, in person or by proxy, of two or more persons entitled to vote at the Noteholders' Meeting.

A Noteholder may attend the Noteholders' Meeting in person or may appoint another person as proxyholder. Each of the forms of proxy accompanying the Circular (there are separate forms for each series of Existing Notes) nominates William Linton or Randall Benson, each an officer of the Company, as proxyholders. A Noteholder may appoint another person as his, her or its proxyholder by inserting the name of such person in the space provided in the applicable form of proxy, or by completing another valid form of proxy. Persons appointed as proxyholders need not be Noteholders.

Subject to any further order of the Court, the vote required to pass the Noteholders' Resolution is the affirmative vote of at least 66⅔% of the votes cast by Noteholders present in person or by proxy at the Noteholders' Meeting and entitled to vote on the Noteholders' Resolution. The implementation of the plan of arrangement, which is attached as Appendix "D" to the Circular, is subject to ~~the~~ approval of the Court. The matter is scheduled to be heard at 10:00 a.m. (Toronto time) on April 5, 2002 at the courthouse at 393 University Avenue, Toronto, Ontario, Canada.

DATED at Toronto, Ontario this 22nd day of February, 2002

By Order of the Board of Directors

George Malysheff
Secretary

Noteholders who are unable to be present in person at the Noteholders' Meeting are requested to date, complete, sign and return the appropriate accompanying form of proxy in the envelope provided. In order to be effective, proxies must be received by CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario, Canada M5H 4K9 prior to 5:00 p.m. (Toronto time) on April 2, 2002 (or, in the event that the Noteholders' Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the business day prior to the date fixed for the adjourned or postponed Noteholders' Meeting). If Noteholders have any questions about obtaining and completing proxies, they should contact CIBC Mellon Trust Company at (416) 643-5500 or 1-800-387-0825.

CALL-NET ENTERPRISES INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO HOLDERS OF THE FOLLOWING SECURITIES OF CALL-NET ENTERPRISES INC.:

Common Shares;
Class B Non-Voting Shares; and
Class C Non-Voting Shares

(collectively, the "**Existing Shares**")

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "**Interim Order**") of the Ontario Superior Court of Justice ("**the Court**") dated February 20, 2002, a meeting (the "**Shareholders' Meeting**") of the holders of the Existing Shares (the "**Shareholders**") of Call-Net Enterprises Inc. (the "**Company**") will be held in the Queen's Quay Room of the Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario, Canada M5J 1A6, on the 3rd day of April, 2002 at 11:00 a.m. (Toronto time) for the following purposes:

1. to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "**Stated Capital Resolution**"), the full text of which is set forth in Appendix "B" to the accompanying management proxy circular (the "**Circular**"), approving the reduction of the Company's stated capital to an aggregate of $200,000,000, pursuant to Section 38(1) of the *Canada Business Corporations Act*, as more particularly described in the Circular;
2. to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "**New Incentive Stock Option Plan Resolution**"), the full text of which is set forth in Appendix "B" to the accompanying Circular, approving a new incentive stock option plan, as more particularly described in the Circular;
3. to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "**New Restricted Stock Unit Plan**"), the full text of which is set forth in Appendix "B" to the accompanying Circular, approving a new restricted stock unit plan, as more particularly described in the Circular;
4. to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "**Shareholders' Resolution**"), the full text of which is set forth in Appendix "B" to the accompanying Circular, approving an arrangement (the "**Arrangement**") pursuant to Section 192 of the *Canada Business Corporations Act,* which Arrangement is more particularly described in the Circular;
5. to receive the annual financial statements of the Company for the year ended December 31, 2001; and
6. to transact such other business as may properly come before the Shareholders' Meeting or any adjournment thereof.

The record date (the **"Record Date")** for entitlement to notice of the Shareholders' Meeting has been set by the Court, subject to any further order of the Court, as February 21, 2002.

At the Shareholders' Meeting, each Shareholder as of the Record Date will have one vote for each Existing Share held.

If a Shareholder does not hold the Existing Shares in his or her name, such Shareholder should contact his, her or its broker or other intermediary through which such Existing Shares are held to obtain a voting instruction card or a valid proxy.

Subject to any further order of the Court, the Court has set the quorum for the Shareholders' Meeting as the presence, in person or by proxy, of two or more persons entitled to vote at such Meeting.

A Shareholder may attend the Shareholders' Meeting in person or may appoint another person as proxyholder. Each of the forms of proxy accompanying the Circular (there are separate forms for each class of Existing Shares) nominates William Linton or Randall Benson, each an officer of the Company, as proxyholders. A Shareholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in the applicable form of proxy, or by completing another valid form of proxy. Persons appointed as proxyholders need not be Shareholders.

Subject to any further order of the Court with respect to the Shareholders' Resolution, the vote required to pass the Stated Capital Resolution, the New Incentive Stock Option Plan Resolution, the New Restricted Stock Unit Plan Resolution or the Shareholders' Resolution is the affirmative vote of at least 66⅔% of the votes cast by Shareholders present in person or by proxy at the Shareholders' Meeting and entitled to vote on each resolution. The Company will tabulate the results of the votes cast by each class of Existing Shareholders. The implementation of the Plan of Arrangement is subject to the approval of the Court. The matter is scheduled to be heard at 10:00 a.m. (Toronto time) on April 5, 2002 at the courthouse at 393 University Avenue, Toronto, Ontario, Canada.

The Company is required under its governing statute and the applicable rules of The Toronto Stock Exchange Inc. to hold an annual meeting within six months of December 31, 2001 for the purpose of receiving the annual statements, electing directors and appointing auditors. If the Arrangement is implemented in accordance with its terms, the requirement to hold such an annual meeting will be superseded by the Arrangement.

DATED at Toronto, Ontario this 22nd day of February, 2002.

By Order of the Board of Directors

George Malysheff
Secretary

Shareholders who are unable to be present in person at the Shareholders' Meeting are requested to date, complete, sign and return the appropriate accompanying form of proxy in the envelope provided. In order to be effective, proxies must be received CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6 Toronto, Ontario, Canada M5H 4K9 prior to 5:00 p.m. (Toronto time) on April 2, 2002 (or, in the event that the Shareholders' Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the business day prior to the date fixed for the adjourned or postponed Shareholders' Meeting). If Shareholders have any questions about obtaining and completing proxies, they should contact CIBC Mellon Trust Company at (416) 643-5500 or 1-800-387-0825.

SUMMARY

This summary highlights selected information from this Circular to help Securityholders understand the Arrangement. Securityholders should read this Circular carefully in its entirety to understand the terms of the Arrangement as well as tax and other considerations that may be important to them in deciding whether to approve the Arrangement. Securityholders should pay special attention to the "Risk Factors" section of this Circular. The following summary is qualified in its entirety by reference to the detailed information (including pro forma financial information) contained in this Circular. Capitalized terms used herein, and not otherwise defined, have the meanings ascribed to them in the Glossary.

CALL-NET ENTERPRISES INC.

Call-Net is a holding company which conducts its telecommunications business primarily through its wholly-owned operating subsidiaries Sprint Canada Inc. ("**Sprint Canada**"), Call-Net Communications Inc., AlternaCall Inc., Call-Net Technology Services Inc. and CNCS Inc. ("**CNCS**"). All of the aforementioned subsidiaries are either incorporated or amalgamated under the laws of Canada except for CNCS, which is incorporated under the laws of Delaware. The registered and principal offices of Call-Net and the aforementioned Call-Net subsidiaries are located at 2235 Sheppard Avenue East, Suite 1800, Toronto, Ontario M2J 5G1, except that the address of the principal office of CNCS is 303 South Broadway, Suite 480, Tarrytown, New York, 10591. The Company operates out of leased facilities in 13 major centres in Canada, four in the U.S. and one in the United Kingdom. The Company also has switching centres in Vancouver, Calgary, Toronto and Montreal, and call centres in Chatham, Montreal and North York. The Company has approximately 2,100 employees. See "Call-Net Enterprises Inc."

CALL-NET ARRANGECO INC.

ArrangeCo was incorporated on January 29, 2002 under the CBCA and is a wholly-owned subsidiary of Call-Net. ArrangeCo was formed solely for the purpose of effecting the Arrangement and will not carry on any business prior to the Effective Time, other than in connection with the Arrangement, and has no material assets or liabilities. ArrangeCo will carry the obligation of paying to Noteholders the amounts available under the Noteholders' Cash Pool. As part of the Plan of Arrangement, ArrangeCo will be wound-up into Call-Net and ArrangeCo will sell, assign and transfer all of its assets to Call-Net in consideration for Call-Net assuming all of ArrangeCo's liabilities and obligations. See "Call-Net ArrangeCo Inc." and "The Arrangement Agreement".

THE PROPOSED ARRANGEMENT

This Circular describes the proposed Arrangement. The Arrangement will be considered by the Existing Shareholders and the Noteholders at their respective Meetings called for that purpose. If completed as contemplated, the Arrangement will effect a number of significant changes to the capital structure of the Company, as more particularly described in this Circular.

BACKGROUND TO THE ARRANGEMENT

From the time it became a public company in 1992 through the end of 1999, Call-Net pursued ambitious growth plans. The Company's long-term strategy was to become a leading North American infrastructure-based provider of integrated telecommunications solutions, offering its customers a complete range of long distance, data, local, internet and wireless telecommunication products with interconnections to international markets. These aspirations necessitated that Call-Net aggressively acquire other companies as well as build out its own fibre network in both Canada and the United States. To finance the acquisition and capital expenditure program, Call-Net borrowed over $2.0 billion through the issuance of the Existing Notes in the high yield market in 1997, 1998 and 1999. By December 31, 2001, with the accretion on the Existing Senior Discount Notes and the weakening of the Canadian dollar, Call-Net's liability in respect of the Existing Notes had reached almost $2.6 billion.

Call-Net's pre-2000 strategic plan was based on the expectation that the Company could capture significant market share throughout North America across the entire range of telecommunication products referred to above. The plan was also predicated on the expectation that the revenues generated from these activities would result in significant profits and cash flow to finance existing debt and allow the Company to raise additional financing in order to continue the expansion of its network. Unfortunately, Call-Net was not alone in these expectations and a large number of alternative carriers entered the market. This expansion of capacity, combined with a heightened level of competitive activity, meant that Call-Net, while successful in growing its revenue, was not able to do so in a sufficiently profitable way to finance the aggregate of its interest charges and planned capital expenditure program. Exacerbating the competitive environment was a regulatory régime that inhibited the Company's efforts to profitably enter the local services market.

The inability to effectively enter the local services market, as well as declining long distance prices, meant that the Company was unable to meet its financial targets in 1999 and, as a consequence, Call-Net's share price fell significantly. This price decline resulted in a group of dissident shareholders pressing the Company and the Board of Directors for significant changes. During 2000, the Company focused its efforts on raising cash through the sale of excess assets that were no longer considered strategic.

In October 2000, the Board of Directors hired Mr. William Linton as President and Chief Executive Officer. Mr. Linton's mandate was to establish stronger financial discipline in the short-term so that the Company could develop a realistic long-term strategy. He developed a five-part plan that included improved profitability, improved cash flow, regulatory and debt relief, an improved relationship with Sprint U.S. and the development of a realistic strategic plan.

By May 2001, this plan was in place. Cash flow and operating results were improving, as was the regulatory environment and the Sprint U.S. relationship. As part of this strategic plan, the Company intends to leverage its existing network and customer base to the greatest possible extent by focusing its investments and resources on customers located within the area covered by its current network facilities. This "on-net" based strategy is designed to limit near-term capital investment while maximizing gross margin. Call-Net intends to invest over $100 million toward this strategy in 2002, focusing on the addition of 40 new co-locations by July of 2002 in areas contiguous to the co-location sites already in place, and to enter the local services market in Quebec City, Ottawa and Edmonton. Call-Net will also focus on high-end residential, small-business and mid-size general business customers. Call-Net also expects to invest in the purchase and installation of ADSL equipment in 94 co-locations sites by August of this year, and by December 31, it expects its addressable market will exceed 4.0 million residential and 2.6 million business network access subscribers.

In the summer of 2001, the Company participated in a series of periodic discussions with an informal group of Noteholders. The objective of these discussions was to determine if there was any common ground on which to structure a deleveraging transaction. The Plan of Arrangement evolved from those discussions as a means by which the Company could normalize its capital structure in a consensual process.

The Plan of Arrangement would accomplish a significant deleveraging of Call-Net's balance sheet. Call-Net's long term debt would be reduced from $2.6 billion (U.S.$1.6 billion), as at December 31, 2001, to $600 million (U.S.$377 million) — a reduction of approximately $2.0 billion, significantly changing the amount of cash required for debt service. Under this proposal, the annual cash interests costs (which would reach approximately $267 million by 2005) would be reduced, saving the Company approximately $480 million in cash interest costs over the next four years. The Company believes that its refinancing risk would be reduced as well. The debt reduction would improve Call-Net's ability to access the capital markets as well as to attract and retain both employees and customers. The successful implementation of the Plan of Arrangement is expected to be a significant positive step in assisting Call-Net to optimize its business plan of pursuing profitable growth opportunities.

The successful implementation of the Plan of Arrangement would also enable Call-Net to renew its commercial agreements with Sprint U.S., which are otherwise scheduled to expire in August 2003. Sprint U.S. has agreed to a renewal and expansion of this relationship contingent upon the implementation of the Plan of Arrangement. In addition, conditional upon and following the implementation of the Plan of Arrangement, Sprint U.S. has committed to invest $25 million in Call-Net in exchange for an additional 5% of the recapitalized equity of the Company, calculated on a post-investment basis (the "**Sprint Investment**"), through the issuance of shares from treasury.

See "Background to the Arrangement" and "Call-Net Enterprises Inc. — Corporate Strategy".

IMPACT OF THE ARRANGEMENT

Capital Structure

The Arrangement is expected to improve substantially the capital structure of the Company by reducing the amount of outstanding debt by approximately $2 billion. With a normalized capital structure, Call-Net will benefit from a reduction in the annual cash interest cost (which would reach approximately $267 million by 2005), thereby saving the Company approximately $480 million in cash interest costs over the next four years. The management of Call-Net believes that this will enable the Company to continue to pursue its business plan in order to maximize enterprise value.

The following table shows the effect of the Arrangement, the Sprint Agreement and the Sprint Investment on the Company's consolidated capital structure:

	December 31, 2001	**Pro Forma[(1)(2)] After Arrangement**
	($ in millions, except ratios)	
Long-term debt	2,587.3	600.4
Shareholders' equity (deficiency)	(1,267.1)	406.3
Total capitalization	1,320.2	1,006.7
Ratios		
Debt/Equity	Not meaningful	1.48
Debt as a percentage of total capitalization	196.0%	59.6%

(1) See "Pro Forma Consolidated Financial Information — Pro Forma Consolidated Balance Sheet"

(2) The above amounts, where applicable, have been translated from U.S. dollars to Canadian dollars at the December 31, 2001 noon buying rate of $1.5926 per U.S.$1.00.

See "Impact of the Arrangement" and "Description of the Plan of Arrangement — Conditions to the Plan of Arrangement Becoming Effective".

EXPRESSIONS OF SUPPORT

Based on statements of intention received, management of the Company believes that (i) Noteholders holding in excess of 50% of the Total Existing Note Value, and (ii) Existing Shareholders, including the Ontario Teachers' Pension Plan Board and Sprint U.S., holding approximately 38% of the Existing Shares, respectively, will support the Arrangement and will vote in favour of the Arrangement at the applicable Meeting.

THE ARRANGEMENT AGREEMENT

Pursuant to the terms of the Arrangement Agreement, Call-Net has agreed to loan to ArrangeCo an amount equal to the Noteholders' Cash Pool less the aggregate Paid Interest Amount. ArrangeCo in turn has agreed to pay such amount to the Noteholders, in accordance with their respective entitlements. The making of such payments to the Noteholders will be in full satisfaction of the loan from Call-Net. See "The Arrangement Agreement".

The Capital Reorganization

The Plan of Arrangement contemplates a series of steps leading to an overall capital reorganization of the Company. These include, among other things:

(a) the amendment of the Company's authorized share capital to create three new classes of shares: New Common Shares, New Class B Non-Voting Shares and New Preferred Shares;

(b) the issuance of New Common Shares and New Class B Non-Voting Shares in exchange for the Existing Shares;

(c) the creation and issuance of the Secured Notes and the issuance of New Common Shares and New Class B Non-Voting Shares in exchange for the Existing Notes;

(d) the cancellation of all Existing Notes;

(e) the cancellation of all Existing Shares and classes of Existing Shares, and their deletion from the Company's authorized capital;

(f) the cancellation of all Options;

(g) the cancellation of the Entitlements;

(h) the consolidation of the New Common Shares on a one for 20 basis and the consolidation of the New Class B Non-Voting Shares on a one for 20 basis;

(i) the termination of the Existing Incentive Stock Option Plan and the adoption of the New Incentive Stock Option Plan;

(j) the adoption of the New Restricted Stock Unit Plan;

(k) the adoption of the New Rights Plan; and

(l) the determination and reduction of the Company's stated capital in accordance with the Plan of Arrangement.

The rights, privileges, restrictions and conditions to be attached to the Secured Notes and the New Shares described above are set out in Schedules 2.2(3) and 3.2 to the Plan of Arrangement, included as Appendix "D" to this Circular. See also "Description of the Plan of Arrangement — Description of the New Share Capital", and "Description of the Secured Notes".

No New Preferred Shares will be issued as part of the Plan of Arrangement. As part of the consideration to Sprint U.S. for entering into the Sprint Agreement, Sprint U.S. will be issued one New Preferred Share (for a value of $1.00) and will be the first holder of New Preferred Shares. See "Description of the Plan of Arrangement — Description of the New Share Capital — New Preferred Shares".

Treatment of Securityholders

The total consideration available to Securityholders under the Plan of Arrangement is proposed to be allocated as follows:

	Value of Secured Notes (U.S.$, in millions)	Cash[(1)] (U.S.$, in millions)	Prior to the Consolidation: Number of New Common Shares[(2)]	Prior to the Consolidation: Number of New Class B Non-Voting Shares[(2)]	Following the Consolidation: Number of New Common Shares[(2)]	Following the Consolidation: Number of New Class B Non-Voting Shares[(2)]
Noteholders	$376.7	$81.9	—	361,795,100	—	18,089,755
Existing Common Shareholders	—	—	17,580,396	—	879,020	—
Existing Class B Shareholders	—	—	—	51,093,362	—	2,554,668
Existing Class C Shareholders	—	—	—	21,775,017	—	1,088,751
Total	$376.7	$81.9	17,580,396	434,663,479	879,020	21,733,174

(1) This amount does not reflect any interest earned after December 31, 2001, and is also not adjusted for any amounts paid to Noteholders after December 31, 2001.

(2) Calculated based on the number of Existing Shares outstanding on February 19, 2002, and assumes that (i) New Common Shares will be issued only to Existing Common Shareholders; and (ii) no Noteholder or Existing Class B Shareholder provides a Residency Declaration indicating that it is a Canadian for the purposes of the Telecommunications Act.

See "Description of the Plan of Arrangement — Treatment of Securityholders".

Noteholders

In satisfaction of the Existing Notes, and all obligations thereunder:

(a) ArrangeCo will pay to Noteholders, cash from the Noteholders' Cash Pool;

(b) the Company will issue to Noteholders the Secured Notes; and

(c) the Company will issue to Noteholders New Shares from the Noteholders' Pool of New Shares,

each calculated on the basis of each Noteholders' Pro Rata Share.

For the purposes of the Plan of Arrangement, the value of the principal and interest of the Existing 2007 Senior Interest-Bearing Notes that are denominated in Canadian dollars will be converted into U.S. dollars based on the Exchange Rate.

Holders of Existing Senior Interest-Bearing Notes who are paid interest between January 1, 2002 and the Effective Date will receive the amount of cash as calculated above, minus the Paid Interest Amount.

Noteholders are required to provide a Residency Declaration (contained in the Letter of Transmittal) to the Transfer Agent prior to 5:00 p.m. (Toronto time) on April 3, 2002 certifying whether such Noteholder is a Canadian (for the purposes of the Telecommunications Act). If the Residency Declaration indicates that the Noteholder is a Canadian for such purposes, New Common Shares will be issued. Otherwise, New Class B Non-Voting Shares will be issued. Notwithstanding the foregoing, no Securityholder will be entitled to receive that number of New Common Shares which would cause it to hold in excess of 10% of the outstanding New Common Shares on the Effective Date. New Class B Non-Voting Shares will be substituted for such excess number of shares.

See "Description of the Plan of Arrangement — Treatment of Securityholders — Noteholders".

Existing Shareholders

Subject to the following paragraph, Existing Shareholders will receive either one New Common Share or one New Class B Non-Voting Share for each Existing Share held, immediately following which the New Shares will be consolidated on a 1 for 20 basis.

Existing Class B Shareholders are required to complete a Residency Declaration (contained in the Letter of Transmittal) to the Transfer Agent on or prior to 5:00 p.m. (Toronto time) on April 3, 2002, certifying whether such shareholder is a Canadian (for the purposes of the Telecommunications Act). If the Residency Declaration indicates that the Existing Shareholder is a Canadian for such purposes, New Common Shares will be issued. Otherwise, New Class B Non-Voting Shares will be issued. Notwithstanding the foregoing, no Securityholder will be entitled to receive that number of New Common Shares which would cause it to hold in excess of 10% of the outstanding New Common Shares on the Effective Date. New Class B Non-Voting Shares will be substituted for such excess number of shares.

See "Description of the Plan of Arrangement — Treatment of Securityholders — Existing Shareholders".

Optionholders

As part of the Arrangement, all Options will be cancelled.

Procedures

Security holders will be required to complete and return a Letter of Transmittal, together with a certificate or certificates representing Existing Shares and Existing Notes and any other required documentation, in order to receive the certificates representing the New Shares, Secured Notes and/or cheques representing amounts payable under the Noteholders' Cash Pool to which a Security holder may be entitled. See "Description of the Plan of Arrangement — Procedures".

Description of the New Share Capital

The authorized share capital of the Company following the Arrangement will consist of the New Common Shares, the New Class B Non-Voting Shares and the New Preferred Shares. The following summary describes the rights, privileges, restrictions and conditions that will attach to the New Common Shares, the New Class B Non-Voting Shares and the New Preferred Shares. The full text of the rights, privileges, restrictions and conditions of the New Common Shares, the New Class B Non-Voting Shares and the New Preferred Shares is contained in Schedule 2.2(3) to the Plan of Arrangement.

New Common Shares

Voting

Each New Common Shareholder shall be entitled to receive notices of and to attend and vote at all meetings of the shareholders of the Company (except meetings at which the holders of a specified class or series (other than the New Common Shares) are entitled to vote separately as a class or as a series as provided in the CBCA) and each New Common Share shall confer the right to one vote in person or by proxy at all such meetings.

Dividends

All dividends declared on the New Common Shares and the New Class B Non-Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other.

Liquidation

Subject to the prior rights of the holders of the New Preferred Shares, the New Common Shareholders shall be entitled to receive the remaining assets of the Company on the winding-up or dissolution *pari passu* with the New Class B Shareholders, on a per share basis.

Conversion

The New Common Shares are convertible, at the option of the New Common Shareholders at any time, and from time to time, into New Class B Non-Voting Shares on a share-for-share basis.

Compliance with the Telecommunications Act (Canada)

To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act, for so long as the Telecommunications Act applies to the Company, the Company shall have the right, in addition to any other rights under the Telecommunications Act, to sell the New Common Shares of a New Common Shareholder who is not a Canadian (as such term is defined in the Telecommunications Act), subject to the provisions of the CBCA and the Telecommunications Act. In addition, the directors of the Company may refuse to issue a New Common Share, or register the transfer of a New Common Share, in a circumstance where to do so otherwise would result in the Company's non-compliance with the foreign ownership restrictions of the Telecommunications Act.

New Class B Non-Voting Shares

Voting

Except as provided by the CBCA, and as a class in certain limited circumstances where fundamental changes are to be approved, the New Class B Shareholders, as such, will not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

Dividends

All dividends declared on the New Common Shares and the New Class B Non-Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other.

Liquidation

Subject always to the prior rights of the holders of the Preferred Shares, the New Class B Shareholders shall be entitled to receive the remaining assets of the Corporation on the winding-up or dissolution, *pari passu* with the New Common Shareholders, on a per share basis.

Conversion

The New Class B Non-Voting Shares are convertible, at the option of the New Class B Shareholders, at any time and from time to time, into New Common Shares on a share-for-share basis, in the following circumstances:

(a) upon the provision by a New Class B Shareholder of a Residency Declaration to the Company and the Transfer Agent stating that the holder is a Canadian (as such term is defined in the Telecommunications Act);

(b) upon the Board of Directors, by resolution, allowing the conversion, from time to time, of such number of New Class B Non-Voting Shares as will not, in the sole discretion of the Board of Directors, place the Company at risk of non-compliance with the foreign ownership restrictions of the Telecommunications Act, provided that such conversion right is made available on a pro rata basis to all New Class B Shareholders;

(c) upon a take-over bid being made for the New Common Shares, for the purposes of allowing the New Class B Non-Voting Shares to tender to such bid; or

(d) without restriction, upon the foreign ownership restrictions in the Telecommunications Act being removed to the satisfaction of the Board of Directors.

For the purposes of paragraph (b), the Board of Directors shall consider at least once in each calendar year whether to allow such conversion. Notwithstanding the foregoing, the Board of Directors shall only allow for such conversion if, at the time of conversion, at least 1% of the then outstanding Class B Non-Voting Shares can be converted.

New Preferred Shares

As part of the consideration for entering into the Sprint Agreement, Sprint U.S. will be issued one New Preferred Share (for a value of $1.00) and will be the first holder of New Preferred Shares.

Voting

The New Preferred Shares are generally non-voting, except (i) as a class pursuant to any rights granted under the CBCA, (ii) as a class in respect of amendments to the minimum or maximum number of directors and (iii) with respect to the election of two directors.

Dividends

The New Preferred Shares have no right to dividends.

Liquidation

The New Preferred Shares have a priority right over all other classes of shares to receive a return of capital equal to $1.00 per New Preferred Share upon the liquidation, dissolution or winding-up of the Company.

Redemption

All New Preferred Shares may be redeemed by the Company for $1.00 per New Preferred Share upon the sale, transfer or assignment of the New Preferred Shares by the first holder of the New Preferred Shares to a third party that is not an affiliate of such first holder of the New Preferred Shares or the subsequent transfer by such affiliate, or any other affiliate of the first holder who from time to time holds the New Preferred Shares, to a non-affiliate of the first holder, or upon any affiliate of the first holder who holds the New Preferred Shares no longer being an affiliate of the first holder, or in the event that the Sprint Agreement is Terminated. "Terminated" for this purpose, means terminated for a reason other than the default of the Company, and where the termination of the agreement has been disputed by either party, the Sprint Agreement shall be deemed not to have been terminated until the parties agree that such termination shall have occurred or until the dispute has been resolved through a final, non-appealable decision.

Board of Directors

The holders of the New Preferred Shares will be entitled to nominate and elect two directors of the Company so long as there is a New Preferred Share issued and outstanding.

Description of the Secured Notes

The following is qualified in its entirety by the more detailed disclosure contained under the heading "Description of the Secured Notes" in the body of this Circular. Capitalized terms not otherwise defined herein have the meanings set forth in such section.

Notes: Up to U.S.$377 million aggregate principal amount of 10.625% Senior Secured Notes of the Company due 2008

Maturity Date: December 31, 2008

Interest: The Secured Notes will bear interest at the rate of 10.625% per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed in arrears on the basis of a 360-day year consisting of twelve 30-day months.

Subsidiary Guarantees: All of the Company's present and future Restricted Subsidiaries, other than any Receivable Subsidiaries ("**Subsidiary Guarantors**") will jointly and severally and unconditionally guarantee the Secured Notes on a senior secured basis.

Optional Redemption: On or after January 1, 2006, the Company may redeem all or a part of the Secured Notes upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest and any Additional Amounts, thereon, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest and Additional Amounts, if any, due on the relevant interest payment date), if redeemed during the 12-month period beginning on January 1 of the years indicated below:

Year	Notes
2006	105.313%
2007	102.657%
2008 and thereafter	100.000%

In addition, upon the occurrence of a Change of Control (as defined herein), the Company may redeem the Secured Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus the make-whole premium and accrued and unpaid interest, and Additional Amounts if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest and Additional Amounts, if any, due on the relevant interest payment date). The Company may not redeem Secured Notes pursuant to this paragraph if it has made an Offer to Purchase the Secured Notes with respect to such Change of Control. If the Company purchases pursuant to an Offer to Purchase with respect to a Change of Control 66⅔% of the Secured Notes outstanding at the close of business on the date preceding the purchase date, the Company may redeem the Secured Notes remaining Outstanding, in whole but not in part, at a redemption price equal to 101% of the principal amount thereof plus accrued and unpaid interest and Additional Amounts, if any, thereon.

	Prior to January 1, 2006, the Company may on any one or more occasions redeem up to 35% of the original principal amount of the Secured Notes in the aggregate with the Net Available Proceeds of one or more Public Equity Offerings at a redemption price equal to 100% of the principal amount thereof, plus the make-whole premium and plus accrued and unpaid interest, if any, and Additional Amounts, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest, and Additional Amounts, if any, due on the relevant interest payment date); *provided* that: (1) at least 65% of the original principal amount of the Secured Notes remains outstanding after each such redemption; and (2) the redemption occurs within 90 days after the closing of such Public Equity Offering.
Redemption Relating to Canadian Withholding Taxes:	The Secured Notes will be redeemable at any time at the option of the Company, in whole but not in part, if the Company or a Subsidiary Guarantor (as defined below) has become or would be obligated to pay, any Additional Amounts as a result of a change in the laws (including regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein) or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the Indenture at 100% of the principal amount together with accrued and unpaid interest and Additional Amounts thereon to the redemption date.
Change of Control:	Upon a Change of Control (as defined herein), the Company will be required to make an offer to repurchase all outstanding Secured Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon and Additional Amounts, if any, to the date of repurchase, unless the Company has previously given notice that it will redeem the Secured Notes.
Security:	The Secured Notes will be secured by substantially all of the assets of the Company, including a first priority pledge of the capital stock of Restricted Subsidiaries held by the Company, and substantially all of the assets of the Subsidiary Guarantors subject to Permitted Liens. Each Subsidiary Guarantee will be secured by substantially all of the assets of the applicable Subsidiary Guarantor, subject to Permitted Liens. Such collateral (the "**Collateral**") will be held by a collateral agent (the "**Collateral Agent**"). The Collateral Agent will exercise remedies with respect to the Collateral, including the sale or other disposition of the Collateral, upon receipt of notice of the occurrence of an Event of Default under the Indenture.
Rankings:	The Secured Notes will be senior secured obligations of the Company and will rank *pari passu* in right of payment to any existing or future senior unsecured debt and debt of the Company other than Permitted Liens and will rank senior to the Company's future subordinated secured debt. Each Subsidiary Guarantee will be a senior secured obligation of the applicable Subsidiary Guarantor and will rank *pari passu* in right of payment to any existing or future senior secured debt of such Subsidiary Guarantor and will rank senior to such Subsidiary Guarantor's future subordinated secured debt.
Additional Amounts:	All payments with respect to the Secured Notes, if any, will be made without withholding or deduction for Canadian taxes unless required by

law or the interpretation or administration thereof, in which case, subject to certain exceptions, the Company will pay such Additional Amounts as may be necessary so that the net amount received by Holders of the Secured Notes after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction.

Affirmative Covenants: The Indenture will have both affirmative and negative convenants, affecting, among other things, Call-Net's ability, and the ability of its Restricted Subsidiaries, to:

- borrow money and enter into securitization transactions and capital lease obligations;
- sell substantially all of its assets or merge or consolidate with other companies;
- consummate certain sales of assets;
- engage in sale/leaseback transactions;
- pay dividends on stock or purchase stock or make payments on subordinated indebtedness;
- make investments;
- use assets as security in other transactions; and
- enter into certain transactions with affiliates.

These limitations, however, will be subject to a number of important qualifications and exceptions.

Absence of Market for the Secured Notes: The Secured Notes will be a new issue of securities and will not have an established trading market. The Secured Notes may be eligible for trading in the PORTAL™ Market.

Approval of By-Laws of the Company

In connection with the Plan of Arrangement, the current By-laws of the Company will be replaced with a new By-Law No. 1 that will be substantially similar to the current By-laws of the Company, except for: (i) the inclusion of provisions to reflect recent amendments to the CBCA; and (ii) a revised quorum requirement for shareholders' meetings requiring the presence, in person or by proxy of two or more persons entitled to vote. The full text of the new By-Law is included as Schedule 4.1(k) to the Plan of Arrangement. See "Description of the Plan of Arrangement — Approval of New By-Laws of the Company".

Appointment of the Board of Directors

The size of the Board of Directors will be set at 11. The following eight individuals will be appointed as members of the Board of Directors, to serve until the next annual meeting of shareholders of the Company:

Name and Municipality of Residence	Principal Occupation, Business or Employment and Name and Principal Business of Employer	Director Since
WILLIAM W. LINTON Etobicoke, Ontario	President and Chief Executive Officer Call-Net Enterprises Inc. (telecommunications) (previously President and CEO, Prior Data Sciences, Inc. (1999-2000), Executive VP and CFO, SHL Systemhouse Inc. (1994-1999))	2000
S. DENNIS BELCHER Oakville, Ontario	Executive Vice President, Credit and Risk Management, the Bank of Nova Scotia (Financial Services). Corporate Director, Consumers Packaging Inc. and Care Canada Ltd., Global Development Group	—
ARTHUR B. KRAUSE Leawood, Kansas, U.S.A.	Executive Vice President, Chief Financial Officer Sprint Corporation (telecommunications)	1999
ROBERT T.E. GILLESPIE Mississauga, Ontario	Chairman and Chief Executive Officer General Electric Canada Inc. (manufacturing, technology)	1999
KEITH D. PAGLUSCH Kansas City, Missouri, U.S.A.	President Sprint E|Solutions (telecommunications) (previously Senior VP, Operations, Sprint PCS)	2001
DAVID RATTEE Toronto, Ontario	Chairman, President & Chief Executive Officer, CIGL Holdings Ltd. President and Chief Executive Officer MICC Investments Limited	—
LAWRENCE G. TAPP London, Ontario	Chairman, Call-Net Enterprises Inc., Dean, Richard Ivey School of Business University of Western Ontario (business education)	1996
JOSEPH H. WRIGHT Toronto, Ontario	Corporate Director, Loblaw Companies Limited, President's Choice Financial Trust, Sarnia Hydro and Alert Holdings Corporation. Trustee and Chairman, O&Y REIT. Member, Board of Governors, Merrill Lynch Funds	—

Management of the Company (in consultation with its key stakeholders, including certain Noteholders, Sprint U.S. and the Ontario Teachers' Pension Plan Board) has approached certain individuals and requested that they serve as members of the Board of Directors. It is expected that these discussions will be finalized shortly and the identities of those individuals who will fill the remaining three positions on the Board of Directors will be disclosed to Securityholders prior to the Meeting Date through the mailing of a supplement to this Circular.

Appointment of Auditors

Ernst & Young LLP will be appointed the auditor of the Company for the audit of the Company's 2002 fiscal year financial statements. The Board of Directors of the Company will be authorized to set the remuneration for the auditors.

Approval of New Incentive Stock Option Plan

As part of the Plan of Arrangement, the Company intends to adopt the New Incentive Stock Option Plan, the full text of which is included as Schedule 4.1(l) to the Plan of Arrangement. See "Description of the Plan of Arrangement — Approval of New Incentive Stock Option Plan".

Approval of New Restricted Stock Unit Plan

As part of the Plan of Arrangement, the Company intends to adopt the New Restricted Stock Unit Plan, the full text of which is included as Schedule 4.1(n) to the Plan of Arrangement. See "Description of the Plan of Arrangement — Approval of the New Restricted Stock Unit Plan".

Approval of New Rights Plan

As part of the Plan of Arrangement, the Company intends to adopt the New Rights Plan, the full text of which is included as Schedule 4.1(m) to the Plan of Arrangement. The objective of the New Rights Plan is to ensure, to the extent possible, that all New Shareholders will be treated equally and fairly in connection with any take-over offer for Call-Net. See "Description of the Plan of Arrangement — Approval of New Rights Plan".

The Meetings

Pursuant to the Interim Order, the Company has called the Noteholders' Meeting and the Shareholders' Meeting to consider and, if deemed advisable, to pass the Arrangement Resolutions approving the Plan of Arrangement. The Meetings will be held at the following place, dates and times:

Class	Time and Date	Place
Noteholders' Meeting..........	9:00 a.m. (Toronto time), April 3, 2002	Queen's Quay Room, Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario Canada
Shareholders' Meeting.........	11:00 a.m. (Toronto time), April 3, 2002	Queen's Quay Room, Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario Canada

Subject to any further order of the Court, the Court has set the quorum for the Noteholders' Meeting as the presence, in person or by proxy, of two or more persons entitled to vote at the Noteholders' Meeting.

Subject to any further order of the Court, the Court has set the quorum for the Shareholders' Meeting as the presence, in person or by proxy, of two or more persons entitled to vote at the Shareholders' Meeting.

Securityholder Approvals

The Interim Order specifies that all Securityholders, for the purposes of voting on the Arrangement Resolutions, are classified into two separate classes: Noteholders and Existing Shareholders. The Interim Order also provides that, subject to any further order of the Court, in order for the Arrangement Resolutions to be passed by the Noteholders and Existing Shareholders (the full texts of which are set out in Appendices "A" and "B" to this Circular) at the respective Meetings, the following affirmative votes are required:

(a) not less than 66⅔% of the votes cast at the Noteholders' Meeting, on the basis of one vote for each U.S.$1,000 of principal amount plus accrued and unpaid interest in the case of Existing Senior Interest-Bearing Notes, or U.S.$1,000 of accreted value in the case of Existing Senior Discount Notes, as the case may be, each as of December 31, 2001 (spoiled, invalid or illegible ballots or abstentions not being counted); and

(b) not less than 66⅔% of the votes cast at the Shareholders' Meeting, on the basis of one vote for each Existing Share held (spoiled, invalid or illegible ballots or abstentions not being counted).

Voting entitlements in respect of the Existing 2007 Senior Interest-Bearing Notes, which are denominated in Canadian dollars, will be determined by converting the principal amount thereof into United States dollars using the Exchange Rate.

Court Approval

The implementation of the Arrangement is subject, among other things, to approval of the Court. Prior to the mailing of this Circular, the Company filed an application and obtained the Interim Order.

The Company has advised the Court that securities issued under the Plan of Arrangement will be issued in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereunder, based upon the Court's approval of the Arrangement.

Following the Meetings, the Company intends to apply for the Final Order. A copy of the Notice of Application for the Final Order is attached as part of Appendix "C" to this Circular. The hearing in respect of the Final Order is scheduled to take place on April 5, 2002 at 10:00 a.m. (Toronto time) at the courthouse, at 393 University Avenue, Toronto, Ontario, Canada. At the hearing, any Securityholder or other interested party who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the Court and serving upon the Company's solicitors, and upon all other parties who have filed a Notice of Appearance, a Notice of Appearance on or before April 2, 2002 and satisfying any other requirements of the Court as provided in the Interim Order or otherwise. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the approval of the Arrangement Resolutions by the Securityholders at the Meetings.

Conditions to the Plan of Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following steps must occur in order for the Arrangement to become effective:

(a) subject to any further order of the Court, the Plan of Arrangement must be submitted to the Securityholders for their approval and approved in the manner set forth in the Interim Order;

(b) the Final Order must be obtained in form and substance satisfactory to the Company;

(c) the TSE shall have conditionally approved, as of the Effective Date, the New Rights Plan, the New Incentive Stock Option Plan, the New Restricted Stock Unit Plan, and the listing of the New Common Shares and the New Class B Non-Voting Shares;

(d) no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of or damages on account of or relating to, the Arrangement and no cease trading or similar order with respect to any securities of the Company shall have become effective or threatened;

(e) the orders and rulings sought from certain securities commissions and other securities regulatory authorities in certain of the provinces of Canada to permit the Secured Notes and, New Shares to be issued pursuant to the Arrangement (i) to be issued in reliance upon exemptions from the prospectus and registration requirements of applicable securities legislation and, if required, exemptions from the take-over bid requirements of such legislation and (ii) to be freely tradeable in each of the provinces of Canada shall have been obtained;

(f) the Company shall have taken all necessary corporate actions and proceedings in connection with the Arrangement;

(g) all applicable governmental, regulatory and judicial consents, and any other third party consent, shall have been obtained;

(h) the Trust Indenture shall be qualified under the U.S. Trust Indenture Act of 1939, as amended;

(i) the Trust Indenture governing the Secured Notes, together with all security agreements contemplated thereunder, shall have been entered into by the Company and its relevant subsidiaries and, if applicable, all required filings related to the security as contemplated in the security agreements shall have been made;

(j) the Certificate shall have been issued by the Director;

(k) the definitive Sprint Agreement shall have been executed by Sprint U.S. and the Company; and

(l) Akin, Gump, Strauss, Hauer & Feld, L.L.P. shall have delivered the 1933 Act Opinion.

See "Description of the Plan of Arrangement — Conditions to the Plan of Arrangement Becoming Effective".

Fairness Opinion

In connection with the Arrangement, the Board of Directors received a written opinion from the Company's financial advisor, BMO Nesbitt Burns. The Fairness Opinion states that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Plan of Arrangement is fair, from a financial point of view, to the Existing Common Shareholders and the Existing Class B Shareholders. The Fairness Opinion is subject to various assumptions and limitations and is based upon the scope of review described in the Fairness Opinion. In addition, the basis of how fairness was determined for the purpose of the opinion is summarized in the Fairness Opinion. The Fairness Opinion is expressly limited to these matters and, for greater certainty, no opinion is expressed regarding the fairness of the Plan of Arrangement to any other Securityholders, nor does the Fairness Opinion (i) constitute a valuation or appraisal of any of Call-Net or any of its securities or assets, or (ii) provide a recommendation to any of the Securityholders as to how they should exercise their voting rights in respect of the approval or disapproval of the Plan of Arrangement. The full text of the Fairness Opinion is attached as Appendix "E" to this Circular and should be read carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by BMO Nesbitt Burns in providing its opinion. See "Description of the Plan of Arrangement — Fairness Opinion".

Recommendation of the Board of Directors

After careful consideration of, among other things, the Fairness Opinion, the Board of Directors has approved the Plan of Arrangement and authorized its submission to the Court and the Securityholders for their respective approvals. The Board of Directors also considered various factors, including the challenges in servicing and repaying the existing debt, the necessity to rationalize the capital structure to be able to raise additional funds to grow the business, and the methods available for compliance under the current Telecommunications Act. Further, it took note of the fact that it had received statements of intention to support the Arrangement from (i) Noteholders holding in excess of 50% of the Total Existing Note Value; and (ii) Existing Shareholders holding in excess of 38% of the Existing Shares. The Board of Directors recommends that the Securityholders vote in favour of the Arrangement Resolutions at their respective Meetings. See "Description of the Plan of Arrangement — Recommendation of the Board of Directors" and "Expressions of Support".

INCOME TAX CONSIDERATIONS

Canadian Income Tax Considerations

A Noteholder who is resident in Canada and who exchanges Existing Notes for cash, New Shares and Secured Notes will generally be considered to have disposed of the Existing Notes and will recognize a capital gain (or capital loss) to the extent that the proceeds of disposition of the Existing Notes, net of any amount included in the Noteholder's income as interest and any reasonable costs of disposition, exceed (or are less than) the Noteholder's adjusted cost base of the Existing Notes. The proceeds of disposition for these purposes will be an amount equal to the sum of the cash and the fair market value of the New Shares and Secured Notes received on the exchange. The amount of any loss realized on such a disposition will be subject to certain loss limitation rules in the Canadian Tax Act. Generally, such a Noteholder will be required to include in income for a taxation year any interest (including accretion of Existing Senior Discount Notes) accrued or deemed to accrue to the Effective Date, or that became receivable or was received on or before the Effective Date, to the extent that such amounts have not otherwise been included in the Noteholder's income for the year or a preceding year.

An Existing Shareholder who is resident in Canada and whose Existing Shares are exchanged for New Shares will be deemed to have disposed of the Existing Shares for proceeds equal to their adjusted cost base to such Existing Shareholder and to have acquired the New Shares for a cost equal ~~to~~ that same amount. Such Existing Shareholder will not realize a capital gain, capital loss or deemed dividend by virtue of the exchange.

A Noteholder who is not resident in Canada and who does not use or hold the Existing Notes in carrying on a business in Canada will not be subject to Canadian income tax upon the exchange of Existing Notes for cash, New Shares and Secured Notes.

An Existing Shareholder who is not resident in Canada and who does not use or hold Existing Shares in carrying on business in Canada will not be subject to Canadian tax in respect of the exchange of such Existing Shares for New Shares. Such Existing Shareholder will be deemed to acquire the New Shares at a cost equal to the adjusted cost base of such Existing Shareholder's Existing Shares immediately before the Effective Date.

For a more detailed description of the Canadian income tax consequences resulting from the Arrangement, please refer to "Income Tax Considerations — Certain Canadian Federal Income Tax Considerations" below.

United States Income Tax Considerations

A Noteholder who is considered a United States holder (as defined) and who exchanges Existing Notes for cash, New Shares and Secured Notes should generally be considered to have exchanged his Existing Notes in a tax-free recapitalization for United States federal income tax purposes. Therefore, generally, such noteholders should not recognize gain or loss on the exchange for United States federal income tax purposes, except that gain could be recognized to the extent such noteholders receive cash or other non-qualifying property pursuant to the exchange.

Similarly, United States holders of Existing Shares who exchange Existing Shares for New Shares, will generally be considered to have exchanged Existing Shares in a tax-free recapitalization for United States federal income tax purposes. Therefore, generally, such shareholders should not recognize gain or loss on the exchange for United States federal income tax purposes, except that gain could be recognized to the extent such shareholders receive cash or other non-qualifying property pursuant to the Exchange.

For a more detailed description of the United States federal income tax consequences resulting from the Arrangement, please refer to "Income Tax Considerations — Certain United States Federal Income Tax Considerations" below.

THE STATED CAPITAL REDUCTION

The Existing Shareholders will be asked to approve the Stated Capital Resolution at the Shareholders' Meeting. It is proposed that the Company's Stated Capital be reduced by the aggregate amount of approximately $1,136 million to an aggregate of $200 million, such amount to be allocated on a proportionate basis among the Existing Shares.

RISK FACTORS

Securityholders should carefully consider the risk factors concerning implementation and non-implementation, respectively, of the Plan of Arrangement and the business of the Company described under "Risk Factors".

Summary Consolidated Financial and Operating Information

The following tables set forth certain financial and operating data for the periods indicated and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Audited Consolidated Financial Statements. The Company prepares its Audited Consolidated Financial Statements in accordance with Canadian GAAP, which differs in some significant respects from U.S. GAAP. See Note 20 to the Audited Consolidated Financial Statements for a discussion of the differences between Canadian GAAP and U.S. GAAP, included as Appendix "G" to this Circular.

	Year Ended December 31,				
	1997	1998[1]	1999	2000	2001
	(in millions of Canadian dollars, except ratios, per share and operating data)				
Statement of Income (Loss) Data					
Canadian GAAP					
Revenue	$ 920.9	$1,227.6	$1,284.2	$1,250.2	$ 928.4
Carrier charges	505.7	787.7	871.2	844.6	508.9
Gross profit	415.2	439.9	413.0	405.6	419.5
Operating costs	324.7	380.2	408.3	375.5	284.7
EBITDA before unusual items[2][3]	90.5	59.7	4.7	30.1	134.8
Unusual items[3]	—	81.7	4.2	127.3	1,103.6
EBITDA[2]	90.5	(22.0)	0.5	(97.2)	(968.8)
Depreciation and amortization	46.6	111.7	206.2	230.7	213.1
Interest on long-term debt	40.0	99.9	175.1	205.1	223.5
Interest and other income (expense)	12.4	(1.8)	25.1	30.9	(4.0)
Net income (loss)	16.3	(236.7)	(399.3)	(451.8)	(1,401.5)
Earnings (loss) per share[4]	0.31	(3.32)	(4.42)	(5.00)	(15.49)
U.S. GAAP					
EBITDA[2][5]	90.5	4.3	0.5	(158.9)	(993.9)
Net income (loss)[5]	16.3	(214.2)	(311.1)	(587.9)	(1,538.9)
Balance Sheet Data (at end of period):					
Canadian GAAP					
Total assets	$1,053.5	$2,828.3	$3,280.9	$2,911.3	$ 1,608.3
Long-term debt	564.9	1,332.7	2,149.9	2,313.1	2,587.3
Shareholders' equity (deficiency)	290.6	984.4	586.2	134.4	(1,267.1)
U.S. GAAP					
Total assets[6]	1,092.3	3,050.6	3,393.3	2,894.9	1,445.3
Shareholders' equity (deficiency)[6]	312.3	1,027.0	698.6	109.0	(1,430.1)
Other Financial Data:					
Canadian GAAP					
Revenue from business customers	$ 415.8	$ 682.9	$ 865.4	$ 934.9	$ 711.9
Revenue from residential customers	505.1	544.7	418.8	315.3	216.5
Gross margins as a % of revenue	45.1%	35.8%	32.2%	32.4%	45.2%
Operating costs as a % of revenue	35.3%	31.0%	31.8%	30.0%	30.7%
Capital expenditures	$ 104.3	$ 346.7	$ 591.0	$ 192.4	$ 101.5
Operating Data:					
Net capital assets	$ 242.6	$ 953.1	$1,247.2	$ 858.7	$ 754.7
Net capital assets as a % of revenue[7]	24.0%	67.7%	99.8%	71.2%	87.7%
Fibre route miles[8]	1,245	16,200	16,200	12,800	12,200

(1) The results for 1998 include the impact of the fONOROLA acquisition, which occurred on June 27, 1998. See "Call-Net Enterprises Inc. — Acquisitions and Dispositions — The fONOROLA Acquisition".

(2) EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization. The Company believes that EBITDA is a standard measure of performance that is commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and capitalization relative to other companies in its industry. These indicators should not be considered as a substitute or alternative for net income or cash flow.

(3) Unusual items for the years ended December 31, 1999, 2000 and 2001 are summarized below. These unusual items are more fully described in Management's Discussion of Financial Condition and Results of Operations and Analysis and in Note 15 to the Audited Consolidated Financial Statements.

Years Ended December 31, 1999, 2000 and 2001

	1999	2000	2001
Writedown of goodwill	—	—	1,071.1
Loss on closure of subsidiary	—	—	21.2
Special charge for realignment of resources and Special Shareholders' meeting	71.1	84.9	17.4
Loss (gain) on sale of capital assets	—	62.3	(6.1)
Gain on sale of various subsidiaries	—	(19.9)	—
Gain on sale of Microcell Telecommunications Inc.	(66.9)	—	—
Unusual items	4.2	127.3	1,103.6

(4) Effective January 1, 2001, the Company retroactively changed its method of accounting for earnings per share from the imputed interest method to the treasury stock method as required by the Canadian Institute of Chartered Accountants' Section 3500, Earnings per Share. There was no impact to the calculation of fully diluted earnings per share for the periods presented.

(5) U.S. GAAP requires: (i) the recognition of compensation expense in respect of certain stock options granted; (ii) recognition of unrealized gains and losses from translation of foreign currency monetary assets and liabilities with terms in excess of one year; (iii) capitalization of certain integration costs in connection with an acquisition; (iv) capitalization of interest expense as part of the cost of constructing capital assets; and (v) the recognition of changes in tax rates when enacted. These are the only significant differences between the Company's EBITDA and net income (loss) under U.S. GAAP and the respective amounts under Canadian GAAP.

(6) U.S. GAAP requires: (i) capitalization of certain integration costs in connection with an acquisition; (ii) recognition of unrealized gains and losses from translation of foreign currency monetary assets and liabilities with terms in excess of one year; (iii) capitalization of interest expense as part of constructing capital assets; and (iv) recognition of unrealized gains on investment available for sale; and (v) recognition of future tax asset and liabilities at enacted tax rates. These are the only significant differences between the Company's total assets and shareholders' equity under U.S. GAAP and the respective amounts under Canadian GAAP.

(7) Reflects the end of period revenue run rate for each period. This is defined as four times the last quarter revenues for such period, compared with period end balance sheet.

(8) Includes both operational "lit" and non-operational "dark" fibre route miles.

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below. Words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders. These defined terms are not always used in the Audited Consolidated Financial Statements and other financial information included herein.

"**1933 Act**" means the United States *Securities Act of 1933*, as now in effect and as it may be amended from time to time prior to the Effective Date.

"**1933 Act Opinion**" means the legal opinion to be delivered as a condition to the implementation of the Arrangement substantially to the effect that (i) the issuance of the New Shares and the Secured Notes is exempt from registration pursuant to Section 3(a)(10) of the 1933 Act and (ii) the New Shares and the Secured Notes received pursuant to the Arrangement will be freely tradeable under the 1933 Act, except for such securities held by persons who are deemed to be affiliates of Call-Net prior to the Arrangement.

"**ADSL**" (Asymmetrical Digital Subscriber Line) means an internet and network access technology providing speeds of up to 50 times standard phone line internet access.

"**ArrangeCo**" means Call-Net ArrangeCo Inc., a corporation incorporated under the CBCA.

"**Arrangement Agreement**" means the arrangement agreement dated as of February 19, 2002 between Call-Net and ArrangeCo.

"**Arrangement Resolutions**" means the Noteholders' Resolution and the Shareholders' Resolution.

"**Arrangement**" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order.

"**ASP**" (Application Solutions Provider) means an e-commerce provider of business solutions via the internet, including application hosting and remote access services.

"**ATM**" (Asynchronous Transfer Mode) means a data services technology which allows the transmittal of many small, fixed-sized cells of data at very high speeds.

"**Audited Consolidated Financial Statements**" means the audited consolidated financial statements of the Company for the year ended December 31, 2001.

"**BA Rate**" means 2.06667% per annum, being the December 31, 2001 rate of interest (expressed as an annual percentage rate) rounded to the nearest one-hundred-thousandth of one percent (with 0.000005 being rounded up) for Canadian dollar bankers' acceptances having a term to maturity equal to 3 months (or a term as closely as possible comparable to 3 months) as reasonably determined by Call-Net with reference to a third party information provider such as Reuters or Bloomberg.

"**BMO Nesbitt Burns**" means BMO Nesbitt Burns Inc.

"**Board of Directors**" means the board of directors of the Company as constituted from time to time.

"**Broadband**" means a network capable of transporting voice, data and IP services at higher capacities than traditional telephone networks.

"**Business Day**" means any day other than a Saturday or a Sunday on which commercial banks are generally open for business in Toronto, Ontario and New York, New York.

"**Call-Net**" or the "**Company**" means Call-Net Enterprises Inc., a corporation amalgamated under the CBCA.

"**Canadian GAAP**" means Canadian generally accepted accounting principles.

"**Canadian Tax Act**" means the *Income Tax Act* (Canada) as now in effect and ~~as~~ it may be amended from time to time.

"**CBCA**" means the *Canada Business Corporations Act* and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date.

"**Cdn. $**" or "**Canadian $**" or "**$**" means Canadian dollars.

"**CDS**" means The Canadian Depository for Securities Limited or any successor thereof.

"**Certificate**" means the certificate of arrangement to be issued by the Director giving effect to the Arrangement.

"**Circular**" means the Notices of Meeting, and this management proxy circular, together with all appendices hereto.

"**CLEC**" (Competitive Local Exchange Carrier) means a CRTC-authorized provider of telecommunications services in Canada.

"**Code**" means the United States *Internal Revenue Code of 1986*, as now in effect and as it may be amended from time to time prior to the Effective Date.

"**Consolidation**" means the consolidation of each of the New Common Shares and the New Class B Non-Voting Shares on a one for 20 basis.

"**Court**" means the Ontario Superior Court of Justice.

"**CRTC**" means the Canadian Radio-television and Telecommunications Commission.

"**Director**" means the Director appointed pursuant to Section 260 of the CBCA.

"**DSL**" (Digital Subscriber Line) means a family of evolving digital services provided over local switched telephone networks generally associated with high-speed internet services.

"**DTC**" means The Depository Trust Company, or any successor thereof.

"**Effective Date**" means the date shown on the Certificate.

"**Effective Time**" means 12:01 a.m. (Toronto time) on the Effective Date.

"**Entitlements**" means (a) the legal, equitable, contractual and other rights of any Person with respect to the Existing Notes or the Existing Shares and (b) the legal, equitable, contractual or other rights of any Person to acquire or receive any of the foregoing.

"**Equal Ease of Access**" means interconnection with ILEC toll offices in a manner which is equivalent to long distance service provided by an ILEC (i.e., with no requirement for extra dialing by the subscriber).

"**Exchange Act**" means the United States *Securities Exchange Act of 1934*, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.

"**Exchange Rate**" means the exchange rate of Cdn.$ into U.S.$ based on Cdn.$1.00 = U.S.$0.6279, being the inverse of the noon buying rate of the Bank of Canada on December 31, 2001.

"**Existing 2007 Senior Discount Notes**" means the 9.27% Senior Discount Notes due 2007.

"**Existing 2007 Senior Interest-Bearing Notes**" means the $8\frac{3}{8}$% Senior Notes due 2007.

"**Existing 2008 Senior Discount Notes**" means the 8.94% Senior Discount Notes due 2008.

"**Existing 2008 Senior Interest-Bearing Notes**" means the 8% Senior Notes due 2008.

"**Existing 2009 Senior Discount Notes**" means the 10.8% Senior Discount Notes due 2009.

"**Existing 2009 Senior Interest-Bearing Notes**" means the $9\frac{3}{8}$% Senior Notes due 2009.

"**Existing Class B Shareholders**" means the holders of Existing Class B Non-Voting Shares.

"**Existing Class B Non-Voting Shares**" means the Class B non-voting shares in the capital of the Company.

"**Existing Class C Shareholders**" means the holders of Existing Class C Non-Voting Shares.

"**Existing Class C Non-Voting Shares**" means the Class C non-voting shares in the capital of the Company.

"**Existing Common Shareholders**" means the holders of Existing Common Shares.

"**Existing Common Shares**" means the registered common shares in the capital of the Company.

"**Existing Executive Stock Option Plan**" means the Company's Amended Director and Employee Incentive Stock Option Plan.

"**Existing Notes**" means, collectively, the Existing Senior Interest-Bearing Notes and the Existing Senior Discount Notes.

"**Existing Senior Discount Notes**" means, collectively, the Existing 2007 Senior Discount Notes, the Existing 2008 Senior Discount Notes and the Existing 2009 Senior Discount Notes.

"**Existing Senior Discount Notes Accreted Value**" means U.S.$938,234,039, being the accreted value of the Existing Senior Discount Notes on December 31, 2001.

"**Existing Senior Interest-Bearing Notes**" means, collectively, the Existing 2007 Senior Interest-Bearing Notes, the Existing 2008 Senior Interest-Bearing Notes and the Existing 2009 Senior Interest-Bearing Notes.

"Existing Senior Interest-Bearing Notes Principal Amount" means U.S.$700,456,120, being the value of the principal amount plus accrued and unpaid interest, as of December 31, 2001, of the Existing Senior Interest-Bearing Notes.

"**Existing Shareholders**" means the holders of Existing Common Shareholders, Existing Class B Shareholders and Existing Class C Shareholders.

"**Existing Shares**" means the Existing Common Shares, Existing Class B Non-Voting Shares and Existing Class C Non-Voting Shares.

"**Fairness Opinion**" means the fairness opinion dated February 19, 2002 provided by BMO Nesbitt Burns as set forth in Appendix "E".

"**Final Order**" means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as granted or affirmed.

"**Governmental Authority**" means (i) any multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

"**ILEC**" (Incumbent Local Exchange Carrier) means one of the telecommunications providers in Canada which operated prior to the deregulation of the long distance market in 1992, in respect of the geographic market in which the carrier then provided telecommunications services.

"**Incumbent**" means those Canadian telecommunications companies which were members of the alliance known as Stentor, prior to its break-up.

"**Indenture**" means the indenture governing the Secured Notes between the Company, CIBC Mellon Trust Company and The Bankers Trust Company pursuant to which the Secured Notes are to be issued.

"**Interim Order**" means the interim order of the Court dated February 20, 2002 pursuant to Section 192 of the CBCA, as the same may be amended.

"**IP-VPN**" (Internet Protocol — Virtual Private Network) means a service used to connect branch offices and remote workers over a single provider's IP network or through several networks. Data traverses a public data infrastructure, but offers the appearance, functionality and usefulness of a dedicated network.

"**IRU**" (Indefeasible Right of Use) means a long-term right to use a fibre optic facility, including a right to use underlying rights and support structures.

"**LAN**" (Local Area Network) means a short distance data communications network (typically within a building or campus) used to link together computers and peripheral devices under some form of standard protocol.

"**Laws**" means all statutes, codes, regulations, statutory rules, orders, decrees, published policies, published guidelines and terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority (including the TSE), and the term "applicable" with respect to such Laws, and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities (all references herein to a specific statute being deemed to include all applicable rules, regulations, rulings, orders and forms made of promulgated under such statute and the published policies and published guidelines of the Governmental Authorities administering such statute).

"**LEC**" (Local Exchange Carrier) means a telecommunications carrier offering local services.

"**LMCS**" (Local Multipoint Communications System) means a line-of-sight broadband wireless service capable of carrying basic and advanced communications services.

"**MNS**" (Managed Network Services) means the outsourcing to a telecommunications provider of certain complex hosting solutions including enterprise network monitoring, network security and network architecture, design and implementation.

"**Meeting Date**" means April 3, 2002, subject to any postponement or further order of the Court.

"**Meetings**" means, collectively, the Shareholders' Meeting and the Noteholders' Meeting.

"**New Class B Shareholders**" means holders of New Class B Non-Voting Shares.

"**New Class B Non-Voting Shares**" means the new Class B non-voting shares in the capital of the Company to be created and issued in connection with the Plan of Arrangement.

"**New Common Shareholders**" means holders of New Common Shares.

"**New Common Shares**" means the new common shares in the capital of the Company to be created and issued in connection with the Plan of Arrangement.

"**New Incentive Stock Option Plan**" means the Company's new incentive stock option plan, set out in Schedule 4.1(l) to the Plan of Arrangement.

"**New Incentive Stock Option Plan Resolution**" means the resolution to approve the New Incentive Stock Option Plan, to be passed by the requisite amount of the Existing Shareholders, the full text of which is set forth in Appendix "B" to this Circular.

"**New Preferred Shares**" means the new preferred shares in the capital of the Company to be created in connection with the Plan of Arrangement.

"**New Restricted Stock Unit Plan**" means the Company's new restricted stock unit plan, set out in Schedule 4.1(n) to the Plan of Arrangement, to be adopted as part of the Plan of Arrangement as of the Effective Time.

"**New Restricted Stock Unit Plan Resolution**" means the resolution to approve the New Restricted Stock Unit Plan, to be passed by the requisite amount of the Existing Shareholders, the full text of which is set forth in Appendix "B" to this Circular.

"**New Rights Plan**" means the Company's new Shareholder rights plan set out in Schedule 4.1(m) to the Plan of Arrangement to be adopted as part of the Plan of Arrangement, as of the Effective Time.

"**New Shareholders**" means holders of the New Shares.

"**New Shares**" means, collectively, the New Common Shares and the New Class B Non-Voting Shares.

"**Noteholders**" means holders of the Existing Notes.

"**Noteholders' Cash Pool**" means U.S.$81,934,508, plus interest accrued thereon at the BA Rate from January 1, 2002 to the Effective Date.

"**Noteholders' Meeting**" means the meeting of Noteholders to be held on April 3, 2002 to consider the matters set out in the Noteholders Notice.

"**Noteholders' Notice**" means the notice of the Noteholders' Meeting.

"**Noteholders' Pool of New Shares**" means the number of New Shares calculated by (A) dividing the number of Existing Shares outstanding immediately prior to the Effective Time by 0.2; and (B) subtracting the original number of Existing Shares used in (A).

"**Noteholders' Pro-Rata Share**" means, (1) with respect to each holder of Existing Senior Discount Notes, the accreted value as of December 31, 2001 of the Existing Senior Discount Notes owned by such holder divided by the Total Existing Note Value and; (2) with respect to each holder of Existing Senior Interest-Bearing Notes, the principal amount plus accrued and unpaid interest as of December 31, 2001 of the Existing Senior Interest Bearing Notes owned by such holder divided by the Total Existing Note Value.

"**Noteholders' Resolution**" means the resolution to approve the Arrangement, to be passed by the requisite amount of affirmative votes of the Noteholders, the full text of which is set out as Appendix "A" to this Circular.

"**Notices of Meeting**" means, collectively, the Noteholders' Notice and the Shareholders' Notice.

"**Optionholder**" means a holder of Options.

"**Options**" means all options to purchase any of the Existing Shares issued by the Company and outstanding immediately prior to the Effective Time including, without limitation, options granted under the Existing Executive Stock Option Plan.

"**Order**" means any order of the Court in these proceedings including, without limitation, the Interim Order and the Final Order.

"**OSC**" means the Ontario Securities Commission.

"**Paid Interest Amount**" means the sum of (A) the interest paid by the Company to any holder of Existing Senior Interest-Bearing Notes during the period from January 1, 2002 to the Effective Date; plus (B) an amount calculated as interest accrued on the amount paid in (A) at the BA Rate from the date of such payment to the Effective Date.

"**PCS**" (Personal Communications Service) means a low-powered wireless communications technology similar to cellular. PCS offers smaller phones and lower costs than cellular.

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status.

"**Plan of Arrangement**" means the plan of arrangement substantially in the form and content of Appendix "D" hereto and any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order.

"**Record Date**" means February 21, 2002, the date set by the Court in the Interim Order as the date for determining those Securityholders entitled to receive notice and to vote at the Meetings.

"**Registered Noteholder**" means a Noteholder as shown on the register maintained by or on behalf of Call-Net for the Existing Notes.

"**Registered Shareholder**" means an Existing Shareholder as shown in the register maintained by or on behalf of Call-Net for the Existing Shares.

"**Residency Declaration**" means a declaration, in the form attached as Schedule 2.1 to the Plan of Arrangement by which an Existing Class B Shareholder or a Noteholder certifies whether it is or is not a Canadian for the purposes of the Telecommunications Act.

"**Secured Notes**" means up to U.S.$377 million aggregate principal amount of 10.625% Senior Secured Notes due 2008 of the Company to be issued in connection with the Arrangement.

"**Securityholders**" means the Noteholders and Existing Shareholders.

"**Shareholders' Meeting**" means the meeting of Existing Shareholders to be held on April 3, 2002 to consider the matters set out in the Shareholders Notice.

"**Shareholders' Notice**" means the notice of the Shareholders' Meeting.

"**Shareholders' Resolution**" means the resolution to approve the Arrangement, to be passed by the requisite amount of affirmative votes of the Existing Shareholders, the full text of which is set forth in Appendix "B" to this Circular.

"**SME**" (small and medium-sized enterprise) means businesses ranging in size from 5 to 500 employees, requiring a range of communications products.

"**SOHO**" (small office, home office) means the customer segment made up of businesses with fewer than 10 employees requiring unique communications solutions.

"**SONET**" (Synchronous Optical Network) means an international standard for transmitting digital signals over fibre optic networks.

"**Sprint Agreement**" means the amended technology and service provisioning agreement between Sprint U.S. and Call-Net to be entered into on the Effective Date.

"**Sprint U.S.**" means either Sprint Communications Company L.P. or Sprint Corporation.

"**Stated Capital Resolution**" means the special resolution to approve the reduction of the Company's stated capital to be passed by the requisite amount of affirmative votes of Existing Shareholders, the full text of which is set forth in Appendix "B" to this Circular.

"**Stentor**" means Stentor Canadian Network Management, an organization formed by the nine major provincial and regional Canadian telephone companies, and Telesat Canada, the monopoly provider of satellite broadcasts in Canada.

"**Tax Proposals**" means specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof.

"**Telecommunications Act**" means the *Telecommunications Act* (Canada), as now in effect and as it may be amended from time to time prior to the Effective Date and the regulations enacted pursuant thereto.

"**TLS**" (Transparent LAN Service) means a service that provides connectivity between a company's remote LANs without the need for conversion of LAN data to a different wide area network protocol (such as frame relay). All users appear to be on the same LAN regardless of their location.

"**Total Existing Note Value**" means U.S.$1,638,690,159, being the sum of the Existing Senior Discount Notes Accreted Value and the Existing Senior Interest-Bearing Notes Principal Amount.

"**Transfer Agent**" means CIBC Mellon Trust Company.

"**Trust Indenture Act**" means the U.S. Trust Indenture Act of 1939, as amended.

"**TSE**" means The Toronto Stock Exchange Inc.

"**U.S.$** " or "**U.S. dollars**" means United States dollars.

"**Unaffected Obligations**" means those obligations and indebtedness of the Company or interests in the equity of the Company other than the Existing Notes and the Existing Interests.

"**United States GAAP**" means United States generally accepted accounting principles.

INFORMATION CONCERNING THE MEETINGS

General

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Call-Net and the Board of Directors. No person has been authorized to give any information or to make any representations in connection with the Arrangement other than those contained in this Circular and, if given or made, any such other information or representation should be considered as not having been authorized.

Meetings

The Noteholders' Meeting will be held in the Queen's Quay Room of the Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario, Canada, at 9:00 a.m. (Toronto time) on April 3, 2002, as set forth in the Noteholders' Notice. The Shareholders' Meeting will be held in the Queen's Quay Room of the Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario at 11:00 a.m. (Toronto time) on April 3, 2002, as set forth in the Shareholders' Notice.

Solicitation of Proxies

The management of Call-Net and the Board of Directors are soliciting proxies for use at the Meetings and have designated the individuals named on the enclosed forms of proxy as persons whom Securityholders may appoint as their proxyholders. If a Securityholder wishes to appoint an individual not named on the enclosed form of proxy to represent him or her at a Meeting such Securityholder is entitled to attend, the Securityholder may do so either (i) by crossing out the names on the enclosed form of proxy and inserting the name of that other individual in the blank space provided on the enclosed form of proxy or (ii) by completing another valid form of proxy. A proxyholder need not be a Securityholder. If the Securityholder is a corporation, its proxy must be executed by a duly authorized officer or properly appointed attorney.

Call-Net is paying for this solicitation, which is being made by mail, with possible supplemental telephone or other personal solicitations by employees or agents of Call-Net.

BMO Nesbitt Burns has been retained to act as financial advisor to Call-Net in connection with the Arrangement. BMO Nesbitt Burns has also been retained to act as dealer manager (the "**Dealer Manager**"), and will not be paid an additional fee to act in that capacity. Pursuant to an agreement with Call-Net, the Dealer Manager will form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and members of Canadian stock exchanges (individually a "**Soliciting Dealer**", collectively the "**Soliciting Dealer Group**") to solicit proxies voting in favour of the Arrangement. Call-Net has agreed to pay each Soliciting Dealer whose name appears in the designated space on a duly executed and delivered proxy representing at least 1,000 Existing Shares a solicitation fee of $0.01 for each such Existing Share represented by a proxy voted in favour of the Arrangement, subject to a minimum fee of $90 and a maximum of $1,500 per beneficial owner. Call-Net may retain the Dealer Manager to form a Soliciting Dealer Group to solicit proxies voting in favour of the Arrangement from Noteholders subject to similar terms and conditions and with comparable economic terms. The Dealer Manager will be reimbursed by Call-Net for its reasonable out-of-pocket expenses (including reasonable counsel fees) and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection with the Arrangement. No solicitation fees will be paid with respect to the submission of proxies in respect of Existing Shares beneficially owned by officers and directors, former officers and directors and employees of Call-Net and persons from whom the Company has received expressions of support. Call-Net will be entitled to request evidence of beneficial ownership satisfactory to it to assist in the calculation of the payment of solicitation fees.

The Company has requested brokers and nominees who hold Existing Shares or Existing Notes in their names to furnish the Circular and accompanying materials to the beneficial holders of the Existing Shares and Existing Notes and to request authority to deliver a proxy. Call-Net will reimburse these brokers and nominees for their related reasonable out-of-pocket expenses.

In order to be effective, Noteholder proxies must be received by CIBC Mellon Trust Company, Proxy Department, 200 Queens Quay East, Unit #6, Toronto, Ontario, Canada M5H 4K9 prior to 5:00 p.m. (Toronto time) on April 2, 2002 or in the event that the Noteholders' Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the business day prior to the date fixed for the adjourned or postponed Noteholders' Meeting.

In order to be effective, Existing Shareholder proxies must be received by CIBC Mellon Trust Company, Proxy Department, 200 Queens Quay East, Unit #6, Toronto, Ontario, Canada M5H 4K9 prior to 5:00 p.m. (Toronto time) on April 2, 2002 or, in the event that the Shareholders' Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the business day prior to the day fixed for the adjourned or postponed Shareholders' Meeting.

Forms of proxy for the Meetings have been separately colour-coded as follows:

Holders of Existing 2007 Senior Discount Notes:	Cream
Holders of Existing 2007 Senior Interest-Bearing Notes:	Tan
Holders of Existing 2008 Senior Discount Notes:	Grey
Holders of Existing 2008 Senior Interest-Bearing Notes:	Green
Holders of Existing 2009 Senior Discount Notes:	Blue
Holders of Existing 2009 Senior Interest-Bearing Notes:	Lavender
Holders of Existing Common Shares:	Pink
Holders of Existing Class B Non-Voting Shares:	Orange
Holders of Existing Class C Non-Voting Shares:	Yellow

Entitlement to Vote and Attend

Noteholders' Meeting

Those persons who are Registered Noteholders on the Record Date are entitled to attend and vote at the Noteholders' Meeting. Noteholders will be entitled to one vote for each U.S.$1,000 principal amount plus accrued and unpaid interest, or U.S.$1,000 of accreted value as of December 31, 2001, as the case may be.

Voting entitlements in respect of the Existing 2007 Senior Interest-Bearing Notes, which are denominated in Canadian dollars, will be determined by converting the principal amount thereof into U.S. dollars using the Exchange Rate.

Shareholders' Meeting

Those persons who are Registered Shareholders on the Record Date are entitled to attend and vote at the Shareholders' Meeting. Shareholders will be entitled to one vote for each Existing Share held.

Revocation of Proxies

Any Securityholder giving a proxy has the right to revoke it at any time before it is acted upon (a) by depositing an instrument in writing executed by such Securityholder or by an attorney authorized in writing, or, if the Securityholder is a corporation, by a duly authorized officer or attorney thereof, (i) at Call-Net's principal executive office located at 2235 Sheppard Avenue East, Atria II, Toronto, Ontario, Canada, M2J 5G1, at any time up to and including the last Business Day preceding the applicable Meeting, or (ii) with the Secretary of the applicable Meeting on the day of such Meeting; or (b) in any other manner permitted by Law.

Voting of Proxies

On any matter, the management representatives named as proxyholders in the enclosed forms of proxy will vote the securities represented by a proxy in accordance with the instructions of the Securityholder who appointed them. **If there are no instructions or the instructions are not certain on any poll, the management representatives named as proxyholders will vote the Existing Shares or Existing Notes, as applicable, in**

favour of each resolution. The enclosed forms of proxy, when properly completed and signed, confer discretionary authority on the appointed individuals to vote as they see fit on any amendment or variation to any of the matters identified in the Notices of Meeting and on any other matter that may properly be brought before the relevant Meetings. At the date hereof, neither the Board of Directors, nor the management of Call-Net is aware of any variation, amendment or other matter to be presented for a vote at either Meeting.

Beneficial Holders of Registered Securities

Many beneficial owners of Existing Notes or Existing Shares do not have such securities registered in their own name. Rather, such securities are registered in the name of their broker or a depositary company, are held by a custodian or are registered in the name of or held by another person. If Existing Notes or Existing Shares are not registered in the beneficial holder's name or held by the beneficial holder directly and such beneficial holder plans to attend and vote at the relevant Meeting, he or she should obtain a valid proxy or voting instruction card from the broker, depositary, custodian or other person who is the registered holder or otherwise holds such securities and follow the instructions from such broker, depositary, custodian or other person carefully in order to ensure that he or she may vote at the relevant Meeting.

Quorum and Voting Requirements

Noteholders' Meeting

As at December 31, 2001, the aggregate principal amounts, plus accrued and unpaid interest or the aggregate accreted value, as applicable, of Existing Notes outstanding were as follows:

Existing Senior Interest-Bearing Notes	Outstanding Principal Amount plus Accrued and Unpaid Interest
Existing 2007 Senior Interest-Bearing Notes	Cdn.$103,163,889
Existing 2008 Senior Interest-Bearing Notes	U.S.$180,288,889
Existing 2009 Senior Interest-Bearing Notes	U.S.$455,390,625
Senior Discount Notes	**Accreted Value**
Existing 2007 Senior Discount Notes	U.S.$259,923,644
Existing 2008 Senior Discount Notes	U.S.$378,328,724
Existing 2009 Senior Discount Notes	U.S.$299,981,671

Subject to any further order of the Court, pursuant to the Interim Order, each Existing Note carries one vote for each U.S.$1,000 principal amount plus accrued and unpaid interest or U.S.$1,000 accreted value as of December 31, 2001, as the case may be.

A Noteholder's voting entitlement in respect of the Canadian dollar denominated Existing 2007 Senior Interest-Bearing Notes, will be determined by converting the principal amount thereof, as at December 31, 2001, into U.S. dollars using the Exchange Rate.

Subject to any further order of the Court, pursuant to the Interim Order, the presence, in person or by proxy of two or more persons entitled to vote at the Noteholders' Meeting, is necessary for a quorum at the Noteholders' Meeting.

The directors and officers of Call-Net believe that, as of the Record Date, the following Persons beneficially owned, directly or indirectly, or exercised control or direction over, Existing Notes carrying more than 5% of the aggregate votes attaching to the Existing Notes:

Name and Address	Percent of Aggregate Principal Amount Plus Accrued Interest and Accreted Value of Existing Notes
Loomis Sayles & Company L.P. One Financial Center Boston, MA 02111	14.7%
Morgan Stanley DeanWitter 1585 Broadway Avenue 15th Floor New York, NY 10036	8.4%
MacKay Shields 9 West 57th Street New York, NY 10019	7.6%
Credit Suisse First Boston Corp. 11 Madison Avenue New York, NY 10010-3629	6.1%

Subject to any further order of the Court, the Noteholders' Resolution must be approved by the affirmative vote of not less than 66⅔% of the votes cast by Noteholders present in person or by proxy at the Noteholders' Meeting and entitled to vote on the Noteholders' Resolution. See "Expressions of Support".

Shareholders' Meeting

As of the Record Date, Call-Net had outstanding 17,580,396 Existing Common Shares, 51,093,362 Existing Class B Non-Voting Shares and 21,775,017 Existing Class C Non-Voting Shares, each such share being entitled to one vote at the Shareholders' Meeting.

Subject to any further order of the Court, pursuant to the Interim Order, the presence, in person or by proxy, of two or more persons at the Shareholders' Meeting entitled to vote is necessary for a quorum at the Shareholders' Meeting.

The directors and officers of Call-Net believe that, as of the Record Date, the following Persons beneficially owned, directly or indirectly, or exercised control or direction over, Existing Shares carrying more than 5% of the aggregate votes attaching to the Existing Shares:

Name and Address	Number of Existing Shares	Class of Existing Shares	Percent of Class Outstanding	Percent of All Outstanding Existing Shares
Ontario Teachers' Pension Plan Board 5650 Yonge Street, 5th Floor Toronto, Ontario M2M 4H5	1,720,000	Existing Common Shares	9.78%	1.90%
	6,667,700	Existing Class B Non-Voting Shares	13.05%	7.37%
Sprint Communications Company L.P. 2330 Shawnee Mission Parkway Westwood, Kansas 66205	1,288,685	Existing Common Shares	7.33%	1.42%
	21,775,017	Existing Class C Non-Voting Shares	100.00%	24.07%
Synergy Extreme Canadian Equity Fund 130 King Street West Toronto, Ontario M5X 1E4	4,173,300	Existing Class B Non-Voting Shares	8.17%	4.61%

The following table presents the number of Existing Shares beneficially owned, directly or indirectly, or controlled or directed by, Call-Net's directors and officers and any associates or affiliates thereof (with sole voting and investment power, except as otherwise indicated) as of the Record Date. Beneficial ownership has been determined in accordance with Section 2(1) of the CBCA and Rule 13d-3 under the Exchange Act. Associate and affiliate has been determined in accordance with Section 1(i) of the *Securities Act* (Ontario). None of the following individuals beneficially owns in excess of 1% of the Existing Shares. Call Net's directors and officers and associates or affiliates thereof beneficially own, in the aggregate, less than 1% of the Existing Shares.

Name of Beneficial Owner	Number of Existing Shares	Options Currently Exercisable	Total Existing Shares Beneficially Owned
William Linton	271,000	500,000	771,000
Robert Gillespie	—	50,000	50,000
Arthur Krause	—	—	—
Keith Paglusch	—	—	—
Jan Peeters	—	60,109	60,109
Peter Tanaka	1,900	110,000	111,900
Lawrence Tapp	5,884	60,000	65,884
Colin Watson	—	50,000	50,000
Duncan McEwan	80,000	183,334	263,334
Greg McCamus	1,000	116,666	117,666
Eric Dobson	476,300	76,666	552,966
Randall Benson	—	391,666	391,666
Maggs Barrett	—	—(1)	—
George Malysheff	10,000	66,666	76,666
Serge Babin	850	129,200	130,050
Janet Thompson	2,338	241,667	244,055
Jean Brazeau	8,000	138,000	146,000
Jim Laramie	—	11,667	11,667
John Laurie	—	11,667	11,667
David Bowden	22,000(2)	—	22,000(2)

(1) Any stock options held by Ms. Barrett were cancelled subsequent to the cessation of her employment by the Company.

(2) Held by Elizabeth Ann Bowden (spouse).

Subject to any further order of the Court with respect to the Shareholders' Resolution, the Stated Capital Resolution, the New Incentive Stock Option Plan Resolution, the New Restricted Stock Unit Plan Resolution and Shareholders' Resolution must each be approved by the affirmative vote of at least 66⅔% of the votes cast by Existing Shareholders present in person or voting by proxy at the Shareholders' Meeting and entitled to vote on each resolution. The Company will tabulate the results of the votes cast by each class of Existing Shareholders.

Interest of Management and Others

Management

Management is unaware of any material interest of any director or officer of Call-Net, any associate or affiliate of any such individual, or of Call-Net in any transaction since the beginning of the last completed financial year of Call-Net or in any proposed transaction or in connection with the Arrangement that has materially affected or will materially affect Call-Net or any of its affiliates. Except as otherwise described in this Circular, there are no agreements or arrangements between Call-Net and any director, officer or employee of Call-Net and its subsidiaries in respect of the Arrangement.

Sprint U.S.

Sprint U.S. has agreed to invest $25 million in exchange for 5% of the post-Arrangement equity of the Company, calculated on a fully-diluted, post-investment basis. The investment by Sprint U.S. is conditional upon the successful implementation of the Plan of Arrangement.

BACKGROUND TO THE ARRANGEMENT

From the time it became a public company in 1992 through the end of 1999, Call-Net pursued ambitious growth plans. The Company's long-term strategy was to become a leading North American infrastructure-based provider of integrated telecommunications solutions, offering its customers a complete range of long distance, data, local, internet and wireless telecommunication products with interconnections to international markets. These aspirations necessitated that Call-Net aggressively acquire other companies as well as build out its own network in both Canada and the United States. To finance the acquisition and capital expenditure program, Call-Net borrowed over $2.0 billion in the high yield market in 1997, 1998 and 1999 through the issuance of the Existing Notes. By December 31, 2001, with the accretion on the discount notes and the weakening of the Canadian dollar, Call-Net's liability in respect of the senior and senior discount notes had reached almost $2.6 billion.

Call-Net's pre-2000 strategy was based on the expectation that the Company could capture significant market share throughout North America across the entire range of telecommunication products referred to above. The plan was also predicated on the expectation that the revenues generated from these activities would result in significant profits and cash flow to finance existing debt and allow the Company to raise additional financing to continue the expansion of its network. Unfortunately, Call-Net was not alone in these expectations and a large number of alternative carriers entered the market. This expansion of capacity, combined with a heightened level of competitive activity, meant that Call-Net, while successful in growing its revenues, was not able to do so in a sufficiently profitable way to finance the aggregate of its interest charges and planned capital expenditure program. Exacerbating the competitive environment was a regulatory regime that inhibited the Company's efforts to profitably enter the local services market.

The inability to effectively enter the local services market, as well as declining long distance prices, meant the Company was unable to meet its financial targets in 1999 and, as a consequence, Call-Net's share price fell significantly. This price decline resulted in a group of dissident shareholders pressing the Company and the board of directors for significant changes. During 2000, the Company focused its efforts on raising cash through the sale of excess assets that were no longer considered strategic.

In October 2000, the Board of Directors hired Mr. William Linton as President and Chief Executive Officer. Mr. Linton's mandate was to establish stronger financial discipline in the short-term so that the Company could develop a realistic long-term strategy. He developed a five-part plan that included improved profitability, improved cash flow, regulatory and debt relief, an improved relationship with Sprint ~~U.S.~~ and the development of a realistic strategic plan.

By May 2001, this plan was in place. Cash flow and operating results were improving, as was the regulatory environment and the Sprint U.S. relationship. As part of this plan the Company intends to leverage its existing network and customer base to the greatest possible extent by focusing its investments and resources on customers located within its current network facilities. This "on-net" based strategy is designed to limit near-term capital investment while maximizing gross margin. Call-Net intends to invest over $100 million toward this strategy in 2002, focusing on the addition of 38 new co-locations by July of 2002 in areas contiguous to the co-location sites already in place, and to enter the local services market in Quebec City, Ottawa and Edmonton. Call-Net will also focus on high-end residential, small-business and mid-size general business customers. Call-Net also expects to invest in the purchase and installation of ADSL equipment in 96 co-locations sites by August of this year, and by December 31, it expects its addressable market will exceed 3.5 million residential and 2.3 million business network access subscribers.

The Company had initiated an exchange offer to permit the exchange of Existing Notes for secured notes, which offer was withdrawn on March 29, 2001. Subsequently, the Company participated in a series of periodic discussions with an informal group of Noteholders. The objective of these discussions was to determine if there was any common ground on which to structure a deleveraging transaction. The Plan of Arrangement evolved from those discussions as a means by which the Company could normalize its capital structure in a consensual process.

The Plan of Arrangement would accomplish a significant deleveraging of Call-Net's balance sheet. Call-Net's long term debt would be reduced from $2.6 billion (U.S.$1.6 billion), as at December 31, 2001, to approximately $600 million (U.S.$377 million) — a reduction of approximately $2.0 billion — significantly changing the amount of cash required for debt service. Under this proposal, the annual cash interest costs (which would reach approximately $267 million by 2005) would be reduced, saving the Company approximately $480 million in cash interest costs over the next four years. The Company believes that its refinancing risk would be reduced as well. The debt reduction would improve Call-Net's ability to access the capital markets as well as to attract and retain both employees and customers. The successful implementation of the Plan of Arrangement is expected to be a significant positive step in assisting Call-Net to optimize its business plan of pursuing profitable growth opportunities.

The successful implementation of the Plan of Arrangement would also enable Call-Net to renew its commercial agreements with Sprint U.S., which are otherwise scheduled to expire in August 2003. Sprint U.S. has agreed to a renewal and expansion of this relationship contingent upon the implementation of the Plan of Arrangement. In addition, conditional upon and following the implementation of the Plan of Arrangement, Sprint U.S. has committed to invest $25 million in Call-Net in exchange for an additional 5% of the post-Arrangement equity of the Company, calculated on a post-investment basis, through the issuance of Shares from treasury.

IMPACT OF THE ARRANGEMENT

Capital Structure

The Arrangement is expected to improve substantially the capital structure of the Company by reducing the amount of outstanding debt by approximately $2.0 billion. With a normalized capital structure, Call-Net will benefit from a reduction in the annual cash interest cost (which would reach approximately $267 million by 2005), thereby saving the Company an aggregate of approximately $480 million in cash interest costs over the next four years. The management of Call-Net believes that this will enable the Company to continue to pursue its business plan in order to maximize enterprise value.

The following table shows the effect of the Arrangement, the Sprint Agreement and the Sprint Investment on the Company's consolidated capital structure:

	December 31, 2001	Pro Forma[(1)(2)] After Arrangement
	($ in millions, except ratios and percentages)	
Long-term debt	2,587.3	600.4
Shareholders' equity (deficiency)	(1,267.1)	406.3
Total capitalization	1,320.2	1,006.7
Ratios		
Debt/Equity	Not meaningful	1.48
Debt as a percentage of total capitalization	196.0%	59.6%

(1) See "Pro Forma Consolidated Financial Information — Pro Forma Consolidated Balance Sheet"

(2) The above amounts, where applicable, have been translated from U.S. dollars to Canadian dollars at the December 31, 2001 noon buying rate of $1.5926 per U.S.$1.00.

EXPRESSIONS OF SUPPORT

Based on statements of intention received, management of the Company believes that (i) Noteholders holding in excess of 50% of the Total Existing Note Value, and (ii) Existing Shareholders, including the Ontario Teachers' Pension Plan Board and Sprint U.S., holding approximately 38% of the Existing Shares will support the Arrangement and will vote in favour of the Arrangement at the applicable Meeting.

THE ARRANGEMENT AGREEMENT

The Arrangement Agreement contains covenants by the Company and ArrangeCo to make application to the Court to effect the Arrangement. As part of the Arrangement Agreement, Call-Net has agreed to loan to ArrangeCo an amount equal to the Noteholders' Cash Pool less the aggregate Paid Interest Amount. ArrangeCo in turn has agreed to pay such amount to the Noteholders, in accordance with their respective entitlements. The making of such payments to the Noteholders will be in full satisfaction of the loan from Call-Net.

DESCRIPTION OF THE PLAN OF ARRANGEMENT

The following is a summary only of the Plan of Arrangement. This summary is qualified in its entirety by the full text of the Plan of Arrangement. For complete details, reference should be made to the Plan of Arrangement, which is attached as Appendix "D" to this Circular.

The Capital Reorganization

The Plan of Arrangement contemplates a series of steps leading to an overall capital reorganization of the Company. These include, among other things:

(a) the amendment of the Company's authorized share capital to create three new classes of shares: New Common Shares, New Class B Non-Voting Shares and New Preferred Shares;

(b) the issuance of New Common Shares and New Class B Non-Voting Shares in exchange for the Existing Shares;

(c) the creation and issuance of the Secured Notes and the issuance of the New Common Shares and the New Class B Non-Voting Shares in exchange for the Existing Notes;

(d) the cancellation of all Existing Notes;

(e) the cancellation of all Existing Shares and the classes of Existing Shares, and their deletion from the Company's authorized capital;

(f) the cancellation of all Options;

(g) the cancellation of the Entitlements;

(h) the consolidation of the New Common Shares on a one for 20 basis and the consolidation of the New Class B Non-Voting Shares on a one for 20 basis;

(i) the termination of the Existing Stock Option Plan and the adoption of the New Incentive Stock Option Plan;

(j) the adoption of the New Restricted Stock Unit Plan;

(k) the adoption of the New Rights Plan; and

(l) the reduction and determination of the Company's stated capital in accordance with the Plan of Arrangement.

The rights, privileges, restrictions and conditions to be attached to the Secured Notes and the New Shares described above are set out in Schedules 2.2(3) and 3.2 to the Plan of Arrangement, which is attached as Appendix "D" to this Circular. See also "— Description of the New Share Capital" and "Description of the Secured Notes".

No New Preferred Shares will be issued as part of the Plan of Arrangement. As part of the consideration to Sprint U.S. for entering into the Sprint Agreement, Sprint U.S. will be issued one New Preferred Share (for a value of $1.00) and will be the first holder of New Preferred Shares. See "— Description of the New Share Capital — New Preferred Shares".

As part of the Plan of Arrangement, the stated capital for the New Shares in the aggregate shall be reduced to $200 million and allocated on a proportionate basis.

Treatment of Securityholders

General

The total consideration available to Securityholders under the Plan of Arrangement is proposed to be allocated as follows:

	Value of Secured Notes (U.S.$, in millions)	Cash[1] (U.S.$, in millions)	Prior to the Consolidation: Number of New Common Shares[2]	Prior to the Consolidation: Number of New Class B Non-Voting Shares[2]	Following the Consolidation: Number of New Common Shares[2]	Following the Consolidation: Number of New Class B Non-Voting Shares[2]
Noteholders	$376.7	$81.9	—	361,795,100	—	18,089,755
Existing Common Shareholders	—	—	17,580,396	—	879,020	—
Existing Class B Shareholders	—	—	—	51,093,362	—	2,554,668
Existing Class C Shareholders	—	—	—	21,775,017	—	1,088,751
Total	$376.7	$81.9	17,580,396	434,663,479	879,020	21,733,174

(1) This amount does not reflect any interest earned after December 31, 2001, and is also not adjusted for any amounts paid to Noteholders after December 31, 2001.

(2) Calculated based on the number of Existing Shares outstanding on February 19, 2002, and assumes that (i) New Common Shares will be issued only to Existing Common Shareholders; and (ii) no Noteholder or Existing Class B Shareholder provides a Residency Declaration indicating that it is a Canadian for the purposes of the Telecommunications Act.

Noteholders

Under the Plan of Arrangement, the following will occur:

(a) ArrangeCo will pay to Noteholders, cash from the Noteholders' Cash Pool;

(b) the Company will issue to Noteholders the Secured Notes; and

(c) the Company will issue to Noteholders New Shares from the Noteholders' Pool of New Shares,

each calculated on the basis of the Noteholders' Pro Rata Share.

For the purposes of the Plan of Arrangement, the value of the principal and interest of the Canadian denominated Existing 2007 Senior Interest-Bearing Notes will be converted into U.S. dollars based on the Exchange Rate.

Holders of Existing Senior Interest-Bearing Notes who are paid interest between January 1, 2002 and the Effective Date will receive the amount of cash as calculated above, minus the Paid Interest Amount.

Noteholders are required to provide a Residency Declaration (contained in the Letter of Transmittal) to the Transfer Agent prior to 5:00 p.m. (Toronto time) on April 3, 2002 certifying whether such Noteholder is a Canadian (for the purposes of the Telecommunications Act). If the Residency Declaration indicates that the Noteholder is a Canadian for such purposes, New Common Shares will be issued. Otherwise, New Class B Non-Voting Shares will be issued. Notwithstanding the foregoing, no Securityholder will be entitled to receive that number of New Common Shares which would cause them to hold in excess of 10% of the outstanding New Common Shares on the Effective Date. New Class B Non-Voting Shares will be substituted for such excess number of shares.

Existing Shareholders

Subject to the following paragraph, Existing Shareholders will receive one New Common Share or one New Class B Non-Voting Share for each Existing Share held, immediately following which the New Shares will be consolidated on a 1 for 20 basis.

Existing Class B Shareholders are required to complete a Residency Declaration (contained in the Letter of Transmittal) to the Transfer Agent prior to 5:00 p.m. (Toronto time) on April 3, 2002, certifying whether such shareholder is a Canadian (for the purposes of the Telecommunications Act). If the Residency Declaration indicates that the Existing Shareholder is a Canadian for such purposes, New Common Shares will be issued. Otherwise, New Class B Non-Voting Shares will be issued. Notwithstanding the foregoing, no Securityholder will be entitled to receive that number of New Common Shares which would cause them to hold in excess of 10% of the outstanding New Common Shares on the Effective Date. New Class B Non-Voting Shares will be substituted for such excess number of shares.

Optionholders

As a result of the Arrangement all Options will be cancelled.

Settlement

Security holders will be required to complete and return a Letter of Transmittal, together with a certificate or certificates representing Existing Shares and Existing Notes and any other required documentation, in order to receiving the certificates representing the New Shares, Secured Notes and/or cheques representing amounts payable under the Noteholders' Cash Pool to which a Security holder may be entitled see "— Procedures".

Unaffected Obligations

The Unaffected Obligations are not affected by or involved in the Plan of Arrangement.

Calculations

All cash payment amounts will be calculated to the nearest 1¢ ($0.01). Calculations and determinations made in accordance with the Plan of Arrangement are final and binding.

Fractional Interests

No certificates or scrip representing fractional New Shares shall be issued under the Plan of Arrangement, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a shareholder of the Company. Fractional New Shares shall be sold in the public market by the Transfer Agent, and the proceeds will be distributed to holders of New Shares on a pro rata basis.

Description of the New Share Capital

The authorized share capital of the Company following the Arrangement will consist of the New Common Shares, the New Class B Non-Voting Shares and the New Preferred Shares. The following summary describes the rights, privileges, restrictions and conditions that will attach to the New Common Shares, the New Class B Non-Voting Shares and the New Preferred Shares. The full text of the rights, privileges, restrictions and conditions of the New Common Shares, the New Class B Non-Voting Shares and the New Preferred Shares is contained in Schedule 2.2(3) to the Plan of Arrangement.

New Common Shares

Voting

Each New Common Shareholder shall be entitled to receive notices of and to attend and vote at all meetings of the shareholders of the Company (except meetings at which the holders of a specified class or series (other than the New Common Shares) are entitled to vote separately as a class or as a series as provided in the CBCA) and each New Common Share shall confer the right to one vote in person or by proxy at all such meetings.

Dividends

All dividends declared on the New Common Shares and the New Class B Non-Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other.

Liquidation

Subject always to the prior rights of the New Preferred Shareholders, the New Common Shareholders shall be entitled to receive the remaining assets of the Company on the winding-up or dissolution, *pari passu* with the New Class B Shareholders, on a per share basis.

Conversion

The New Common Shares are convertible, at the option of the New Common Shareholders at any time, and from time to time, into New Class B Non-Voting Shares on a share-for-share basis.

Compliance with the Telecommunications Act (Canada)

To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act, for so long as the Telecommunications Act applies to the Company, the Company shall have the right, in addition to any other rights under the Telecommunications Act, to sell the New Common Shares of a New Common Shareholder who is not a Canadian (as such term is defined in the Telecommunications Act), subject to the provisions of the CBCA and the Telecommunications Act. In addition, the directors of the Company may refuse to issue a New Common Share, or register the transfer of a New Common Share, in a circumstance where to do so otherwise would result in the Company's non-compliance with the foreign ownership restrictions of the Telecommunications Act.

New Class B Non-Voting Shares

Voting

Except as provided by the CBCA, and as a class in certain limited circumstances where fundamental changes are to be approved, the New Class B Shareholders, as such will not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

Dividends

All dividends declared on the New Common Shares and the New Class B Non-Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other.

Liquidation

Subject always to the prior rights of the holders of the Preferred Shares, the New Class B Shareholders shall be entitled to receive the remaining assets of the Corporation on the winding-up or dissolution, *pari passu* with the holders of the New Common Shares, on a per share basis.

Conversion

The New Class B Non-Voting Shares are convertible, at the option of the New Class B Shareholders, at any time and from time to time, into New Common Shares on a share-for-share basis, in the following circumstances:

(a) upon the provision by a New Class B Shareholder, of a Residency Declaration to the Company stating that the holder is a Canadian (as such term is defined in the Telecommunications Act);

(b) the Board of Directors, by resolution, shall allow the conversion, from time to time, of such number of New Class B Non-Voting Shares as will not, in the sole discretion of the Board of Directors, place the

Company at risk of non-compliance with the foreign ownership restrictions of the Telecommunications Act, provided that such conversion right is made available on a pro rata basis to all New Class B Shareholders;

(c) upon a take-over bid being made for the New Common Shares, for the purposes of allowing the New Class B Non-Voting Shares to tender to such bid; or

(d) without restriction, upon the foreign ownership restrictions in the Telecommunications Act being removed to the satisfaction of the Board of Directors.

For the purposes of paragraph (b), the Board of Directors shall consider at least once in each calendar year whether to allow such conversion. Notwithstanding the foregoing, the Board of Directors shall only allow for such conversion if at the time of conversion at least 1% of the then outstanding Class B Non-Voting Shares can be converted.

New Preferred Shares

As part of the consideration for entering into the Sprint Agreement, Sprint U.S. will be issued one New Preferred Share (for a value of $1.00) and will be the first holder of New Preferred Shares.

Voting

The New Preferred Shares are generally non-voting, except (i) as a class pursuant to any rights granted under the CBCA, (ii) as a class in respect of amendments to the minimum or maximum number of directors and (iii) with respect to the election of two directors.

Dividends

The New Preferred Shares have no right to dividends.

Liquidation

The New Preferred Shares have a priority right over all other classes of shares to receive a return of capital equal to $1.00 per New Preferred Share upon the liquidation, dissolution or winding-up of the Company.

Redemption

All New Preferred Shares may be redeemed by the Company for $1.00 per New Preferred Share upon the sale, transfer or assignment of the New Preferred Shares by the first holder of the New Preferred Shares to a third party that is not an affiliate of such holder of the New Preferred Shares or the subsequent transfer by such affiliate, or any other affiliate of the first holder who from time to time holds the New Preferred Shares, to a non-affiliate of the first holder, or upon any affiliate of the first holder who holds the New Preferred Shares no longer being an affiliate of the first holder, or in the event that the Sprint Agreement is Terminated. "Terminated" means terminated for a reason other than the default of the Corporation, and where the termination of the Sprint Agreement has been disputed by either party, the agreement shall be deemed not to have been terminated until the parties agree that such termination shall have occurred or until the dispute has been resolved through a final non-appealable judgement.

Board of Directors

The holders of the New Preferred Shares will be entitled to nominate and elect two directors of the Company so long as there is at least one New Preferred Share issued and outstanding.

Secured Notes

In connection with the Arrangement, Call-Net will issue up to U.S.$377 million aggregate principal amount of 10.625% Secured Notes, due 2008. See "Description of the Secured Notes".

Approval of New By-laws of the Company

The current By-laws of the Company will be replaced by a new set of By-laws that are similar to the current By-laws but will reflect recent amendments to the CBCA. New By-law No. 1 will provide as follows:

- the percentage of required resident Canadian directors, for the purposes of the CBCA, is to be determined by the articles of the Company, subject to the minimum requirements under the CBCA and the Telecommunications Act;

- there is no requirement that any committee of directors of the Company be composed of a majority of resident Canadians subject to compliance with the Telecommunications Act;

- the number of resident Canadian directors present at a meeting of directors to transact business must be at least the number of resident Canadian directors otherwise required to be present under the CBCA subject to compliance with the Telecommunications Act;

- provisions regarding indemnities to directors and officers concerning range of costs, options for reimbursement and scope of matters for which indemnification may be sought have been expanded;

- a meeting of shareholders may be held outside of Canada, so long as the articles permit;

- a person may participate in a meeting of shareholders by means of telephonic, electronic or other communication facility;

- a meeting of shareholders may be held entirely by means of a telephonic, electronic or other communication facility if the directors or shareholders so determine;

- voting at a meeting of shareholders may be held by means of a telephonic, electronic or other communication facility if the Company makes such means available;

- the Company may create and provide a notice, document or other information to any person by the creation or provision of an electronic document;

- the addressee of any electronic document must consent and designate an information system for receipt of such electronic document; and

- the presence, in person or by proxy, of two (2) or more persons entitled to vote at a shareholders' meeting will constitute a quorum.

Appointment of Board of Directors

The size of the Board of Directors will be set at 11. The following eight individuals will be appointed as members of the Board of Directors, to serve until the next annual meeting of shareholders of the Company:

Name and Municipality of Residence	Principal Occupation, Business or Employment and Name and Principal Business of Employer	Director Since
WILLIAM W. LINTON Etobicoke, Ontario	President and Chief Executive Officer Call-Net Enterprises Inc. (telecommunications) (previously President and CEO, Prior Data Sciences, Inc. (1999-2000), Executive VP and CFO, SHL Systemhouse Inc. (1994-1999))	2000
S. DENNIS BELCHER Oakville, Ontario	Executive Vice President, Credit and Risk Management, the Bank of Nova Scotia. Corporate Director, Consumers Packaging Inc. and Care Canada Ltd., Global Development Group	—
ROBERT T.E. GILLESPIE Mississauga, Ontario	Chairman and Chief Executive Officer General Electric Canada Inc. (manufacturing, technology)	1999
ARTHUR B. KRAUSE Leawood, Kansas, U.S.A.	Executive Vice President, Chief Financial Officer Sprint Corporation (telecommunications)	1999
KEITH D. PAGLUSCH Kansas City, Missouri, U.S.A.	President Sprint E|Solutions (telecommunications) (previously Senior VP, Operations, Sprint PCS)	2001
DAVID RATTEE Toronto, Ontario	Chairman, President & Chief Executive Officer, CIGL Holdings Ltd. President and Chief Executive Officer MICC Investments Limited	—
LAWRENCE G. TAPP London, Ontario	Chairman, Call-Net Enterprises Inc., Dean, Richard Ivey School of Business University of Western Ontario (business education)	1996
JOSEPH H. WRIGHT Toronto, Ontario	Corporate Director, Loblaw Companies Limited, President's Choice Financial Trust, Sarnia Hydro and Alert Holdings Corporation. Trustee and Chairman, O&Y REIT. Member, Board of Governors, Merrill Lynch Funds	—

Management of the Company (in consultation with its key stakeholders, including certain Noteholders, Sprint U.S. and the Ontario Teachers' Pension Plan Board) has approached certain individuals and requested that they serve as members of the Board of Directors. It is expected that these discussions will be finalized shortly and the identities of those individuals who will fill the remaining three positions on the Board of Directors will be disclosed to Securityholders prior to the Meeting Date through the mailing of a supplement to this Circular.

Appointment of Auditors

Ernst & Young LLP will be appointed the auditor of the Company for the audit of the Company's 2002 fiscal year financial statements. The Board of Directors will be authorized to set the remuneration for the auditors.

Approval of New Incentive Stock Option Plan

As part of the Plan of Arrangement, the Existing Executive Stock Option Plan will be cancelled and the New Incentive Stock Option Plan will be implemented.

The purpose of the New Incentive Stock Option Plan is to provide an opportunity, through options, for the directors, officers, key employees and consultants of the Company to purchase New Shares and participate in the future growth and development of the Company. The Board of Directors, or a committee thereof, will administer the New Incentive Stock Option Plan.

Under the New Incentive Stock Option Plan, the Company will reserve for issuance 2,261,000 New Shares, representing 10% of the New Shares. Options granted under the New Incentive Stock Option Plan will be non-assignable and will expire 10 years from their date of grant, or such earlier time as determined by the Board of Directors. Participants in the New Incentive Stock Option Plan who are "Canadian" for the purpose of the Telecommunications Act will only receive Options to purchase New Common Shares. The pricing of options will be in accordance with the requirements of the TSE. The New Incentive Stock Option Plan is attached as Schedule 4.1(l) to the Plan of Arrangement.

If the Arrangement is implemented, the Board of Directors proposes to issue stock options totalling up to 5% of New Shares to key employees.

Approval of New Restricted Stock Unit Plan

As part of the Plan of Arrangement, the New Restricted Stock Unit Plan for key executives will be implemented. The purpose of the New Restricted Stock Unit Plan is to promote the long term success of Call-Net by providing for the payment of bonuses to key executives in the form of New Shares. The New Restricted Stock Unit Plan is designed to encourage plan participants to acquire a proprietary interest in Call-Net through the ownership of New Shares, to provide them with an incentive to further growth and development of Call-Net and to encourage them to remain in the employment of Call-Net. The Board of Directors, or a committee thereof, shall administer the New Restricted Stock Unit Plan. Restricted stock unit grants ("**RSUs**") will be settled by the delivery of New Shares to the participant or, at the participant's option, the delivery of the cash equivalent market value of the New Shares based on the five trading day average of the closing price of the New Common Shares on the TSE. If New Shares are to be delivered, Call-Net shall have the option to deliver New Shares issued from treasury or New Shares purchased on the TSE by an independent administrator.

The New Restricted Stock Unit Plan provides that the maximum number of New Shares deliverable to participants under the New Restricted Stock Unit Plan shall be 678,000 New Shares, representing 3% of the New Shares. The maximum term for any RSU is three years.

Approval of New Rights Plan

General

The Company's existing shareholders' rights plan will be terminated, as scheduled, at the close of the Shareholders' Meeting.

The objective of the new shareholders' rights plan (the "**New Rights Plan**") is to ensure, to the extent possible, that all shareholders will be treated equally and fairly in connection with any take-over offer for Call-Net.

The New Rights Plan is designed to prevent the use of coercive and/or abusive takeover techniques and to encourage any potential acquiror to negotiate directly with the Board of Directors for the benefit of all shareholders. In addition, the New Rights Plan is intended to provide increased assurance that a potential acquiror would pay an appropriate control premium in connection with any acquisition of Call-Net. Nevertheless, the New Rights Plan could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control. The New Rights Plan could make it more difficult for a third party to acquire control of Call-Net, even if such change in control would be beneficial to shareholders.

The New Rights Plan utilizes the mechanism of Permitted Bid (as hereinafter described) to attempt to ensure that a person seeking to acquire beneficial ownership of (i) 10% or more of the New Common Shares or (ii) 20% of the aggregate New Shares, gives shareholders and the Board of Directors sufficient time to evaluate the transaction, negotiate with the proposed acquiror, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered.

The purpose of the New Rights Plan is to provide the Board of Directors with time to review any unsolicited take-over bid that may be made and to take action, if appropriate, to enhance shareholder value. The New Rights Plan attempts to protect shareholders by requiring all potential bidders to comply with the conditions specified in the Permitted Bid provisions, failing which such bidders are subject to the dilutive features of the New Rights Plan. By creating the potential for substantial dilution of a bidder's position, the New Rights Plan encourages an offeror to proceed by way of a Permitted Bid or to approach the Board of Directors with a view to a negotiation.

The New Rights Plan will be implemented on the Effective Date. The term of the New Rights Plan is until the termination of the Call-Net 2004 annual shareholders meeting.

The following description of the New Rights Plan is qualified in its entirety by the terms of the Shareholder Rights Plan Agreement (the "**Rights Agreement**") between Call-Net and CIBC Mellon Trust Company (the "**Rights Agent**"), which is attached as Schedule 4.1(m) to the Plan of Arrangement.

Operation of the Rights Plan

Pursuant to the Rights Agreement, one right (the "**Right**") will be issued in respect of each New Share outstanding as of the Effective Date, immediately following the implementation of the Plan of Arrangement. In addition, one Right will be issued for each additional New Share issued thereafter and prior to the earlier of the Separation Time (as defined below) and the time at which the right to exercise Rights terminates under the Rights Agreement. Each Right initially entitles the registered holder thereof to purchase from Call-Net one New Common Share or one New Class B Non-Voting Share, as the case may be, at a price of $100.00, subject to certain anti-dilution adjustments. The Rights are not exercisable until the Separation Time.

Trading and Exercise of Rights

Until the Separation Time, the Rights trade together with the New Shares and are represented by the New Share certificates or Rights certificates. After the Separation Time, the Rights are exercisable, and are transferable separately from the Shares. "**Separation Time**" means the close of business on the tenth (10th) trading day after the earlier of (i) the first date of public announcement by Call-Net or an offeror or an Acquiring Person (as defined below) of facts indicating that a person has become an Acquiring Person (the "**Stock Acquisition Date**"), (ii) the date of the commencement of, or first public announcement of, the intent of any person to commence a take-over bid (other than a Permitted Bid), and (iii) the date on which a Permitted Bid or Competing Bid (as defined below) ceases to qualify as such, or (iv) such later date as may be determined by the Board of Directors.

Flip-In Event

The acquisition by a person (an "**Acquiring Person**"), including others acting jointly or in concert, of beneficial ownership of (i) 10% of the New Common Shares or (ii) 20% of the New Shares other than by way of a Permitted Bid is referred to as a "**Flip-In Event**". Any Rights beneficially owned by an Acquiring Person upon the occurrence of any Flip-In Event will be void, as will any Rights beneficially owned by associates, affiliates or persons acting jointly or in concert with an Acquiring Person, and transferees thereof. After the occurrence of a Flip-In Event, each Right (other than those that are void) will permit the holder to purchase New Shares with a total market value of $200.00 on payment of $100.00.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

(a) the take-over bid must be made by way of a take-over bid circular;

(b) the take-over bid must be made to all registered holders of New Common Shares and New Class B Non-Voting Shares, (other than New Shares held by the Offeror (as defined in the New Rights Plan));

(c) the take-over bid must contain, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that (A) no New Shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and (B) no New Shares shall be taken up or paid for pursuant to the take-over bid unless, at the date referred to in (A) above, more than fifty percent (50%) of the aggregate outstanding New Shares held by Independent Shareholders (as defined in the New Rights Plan) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(d) the take-over bid must contain an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, New Shares may be deposited pursuant to such take-over bid at any time prior to the close of business on the date of first take-up or payment for New Shares and that any New Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(e) the take-over bid must contain an irrevocable and unqualified provision that if, on the date on which New Shares may be taken up or paid for, more than fifty percent (50%) of the aggregate outstanding New Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn, the Offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of New Shares for not less than ten (10) Business Days from the date of such public announcement.

The usual provisions regarding "permitted lock-up agreements" are included in the New Rights Plan.

The New Rights Plan allows a competing Permitted Bid (a "**Competing Bid**") to be made while a Permitted Bid is in existence. A Competing Bid must satisfy all the requirements of a Permitted Bid.

Waiver and Redemption

The Board of Directors may, prior to a Flip-In Event, waive the dilutive effects of the New Rights Plan in respect of a particular Flip-In Event in respect of a take-over bid to all holders of New Common Shares and New Class B Shares provided that, if waived or deemed to have been waived in respect of any take-over bid made to all holders, it shall thereafter be deemed to have been waived in respect of any other take-over bid made to all holders of New Common Shares and New Class B Shares prior to the expiry of the former take-over bid. At any time prior to the occurrence of a Flip-In Event, the Board of Directors may, with the approval of holders of New Shares or Rights, redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court. Prior to the mailing of this Circular, Call-Net obtained the Interim Order providing for the calling and holding of the Meetings and other procedural matters. A copy of the Interim Order is attached hereto as Appendix "C". The Notice of Application applying for the Final Order also appears in Appendix "C" and forms part of this Circular.

The Company has advised the Court that securities issued under the Plan of Arrangement will be issued in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereunder, upon the Court's approval of the Arrangement. The Indenture will be qualified under the Trust Indenture Act.

Subject to the approval of the Arrangement by the Securityholders, the hearing in respect of the Final Order is scheduled to take place on April 5, 2002 at 10:00 a.m. (Toronto time) at the courthouse at 393 University Avenue, Toronto, Ontario, Canada. Any Securityholder who wishes to appear or be represented and to present evidence or arguments at the hearing must serve and file with the Court a Notice of Appearance as set out in the Notice of Application for the Final Order and serve such Notice of Appearance on Call-Net's solicitors, and upon any other parties who may have filed a Notice of Appearance and satisfy any other requirements of the Court as provided in the Interim Order or otherwise. The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the approval of the Arrangement Resolutions by the Securityholders at the Meetings.

The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming the Final Order is granted and the other conditions to closing contained in the Plan of Arrangement are satisfied or waived, it is anticipated that the following will occur substantially simultaneously: (a) the various other documents necessary to consummate the Arrangement will be executed and delivered; (b) Articles of Arrangement for Call-Net will be filed with the Director under the CBCA to give effect to the Arrangement; and (c) the transactions provided for in the Plan of Arrangement will occur in the order indicated. See "Conditions to the Plan of Arrangement Becoming Effective".

Subject to the foregoing, it is expected that the Effective Time will occur as soon as practicable after the requisite approvals have been obtained, which is expected to occur on or about April 5, 2002.

Procedures

Enclosed with this Circular is a Letter of Transmittal (printed on white paper). The Letter of Transmittal, when properly completed and duly executed and returned to the Transfer Agent, together with a certificate or certificates representing Existing Shares or Existing Notes and all other required documents, will enable each Securityholder to obtain certificates representing the New Shares, the Secured Notes and/or the cheques representing the amounts payable under the Noteholders' Cash Pool to which the Securityholder is entitled to receive under the Arrangement.

Securityholders who do not forward to the Transfer Agent properly completed Letters of Transmittal, (together with a certificate or certificates representing their Existing Shares or Existing Notes and all other required documents) will not receive the certificates representing New Shares, Secured Notes and/or cheques to which they are otherwise entitled and also will not be recorded on the registers of New Shares or Secured Notes until proper delivery is made.

Any use of the mail to transmit a certificate representing Existing Shares and/or Existing Notes and a related Letter of Transmittal is at the risk of the Securityholder. If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used. If the Arrangement Resolutions are not adopted at the Meeting, or if the Arrangement is not otherwise completed, the certificates representing Existing Shares and/or Existing Notes, as applicable, received by the Transfer Agent will be returned to the appropriate Securityholders.

Where a certificate representing Existing Shares or Existing Notes has been destroyed, lost or mislaid, the registered holder of that certificate should immediately complete the Letter of Transmittal as fully as possible and deliver it together with a letter describing the loss to the Transfer Agent in accordance with instructions in the Letter of Transmittal.

Securityholders whose Existing Shares or Existing Notes are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact that intermediary for instructions and assistance in providing details of registration and delivery of their New Shares and/or Secured Notes.

Further payment and settlement procedures are set forth in Section 4.5 of the Plan of Arrangement, which is appended as Appendix "D" to this Circular. *Please refer to Section 4.5 of the Plan of Arrangement in order to understand the additional requirements for obtaining consideration payable under the Plan of Arrangement. Strict compliance with these requirements will be necessary.*

Conditions to the Plan of Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to section 192 of the CBCA. The following are the conditions to the Arrangement being effective:

(a) subject to any further order of the Court, the Plan of Arrangement must be submitted to the Securityholders for their approval and approved in the manner set forth in the Interim Order;

(b) the Final Order must be obtained in form and substance satisfactory to the Company;

(c) the TSE shall have conditionally approved, as of the Effective Date, the New Rights Plan, the New Incentive Stock Option Plan, the New Restricted Stock Unit Plan, and the listing of the New Common Shares and the New Class B Non-Voting Shares;

(d) no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of or damages on account of or relating to, the Arrangement and no cease trading or similar order with respect to any securities of the Company shall have become effective or threatened;

(e) the orders and rulings sought from certain securities commissions and other securities regulatory authorities in certain of the provinces of Canada to permit the Secured Notes and New Shares to be issued pursuant to the Arrangement, (i) to be issued in reliance upon exemptions from the prospectus and registration requirements of applicable securities legislation and, if required, exemptions from the take-over bid requirements of such legislation and (ii) to be freely tradeable in each of the provinces of Canada, shall have been obtained;

(f) the Company shall have taken all necessary corporate actions and proceedings in connection with the Arrangement;

(g) all applicable governmental, regulatory and judicial consents, and any other third party consent, shall have been obtained;

(h) the Indenture shall be qualified under the Trust Indenture Act;

(i) the trust indenture governing the Secured Notes, together with all security agreements contemplated thereunder, shall have been entered into by the Company and its relevant subsidiaries and, if applicable, all required filings related to the security as contemplated in the security agreements shall have been made;

(j) the Certificate shall have been issued by the Director;

(k) the definitive Sprint Agreement shall have been executed by Sprint U.S. and the Company; and

(l) Akin, Gump, Strauss, Hauer & Feld, L.L.P. shall have delivered the 1933 Act Opinion.

Fairness Opinion

BMO Nesbitt Burns was asked by the Company to provide an opinion to the Board of Directors as to the fairness of the Plan of Arrangement, from a financial point of view, to the Existing Common Shareholders and the Existing Class B Shareholders. At the meeting of the Board of Directors on February 19, 2002, BMO Nesbitt Burns rendered its oral opinion, subsequently confirmed in writing, that as of such date, based upon and subject to the various considerations set forth in the Fairness Opinion, the Plan of Arrangement was fair, from a financial point of view, to the Existing Common Shareholders and Existing Class B Shareholders.

The full text of the Fairness Opinion is attached as Appendix "E" to this Circular and Existing Common Shareholders and Existing Class B Shareholders are encouraged to read the Fairness Opinion carefully and in its entirety. The Fairness Opinion describes the scope of the review undertaken by BMO Nesbitt Burns, the assumptions made by BMO Nesbitt Burns, the limitations on the use of the opinion, and the basis of BMO Nesbitt Burns fairness analysis for the purposes of the opinion, among other matters. The summary of the Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion. BMO Nesbitt Burns has provided its written consent to the inclusion of the Fairness Opinion in this Circular. The Fairness Opinion states that it may not be used, or relied upon, by any person other than the Board of Directors without the express written consent of BMO Nesbitt Burns.

Assumptions

The Fairness Opinion provides various assumptions, including:

BMO Nesbitt Burns relied upon, and assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by Call-Net and its officers, associates, affiliates, consultants, advisors and representatives. In addition, senior management of the Company provided to BMO Nesbitt Burns, and BMO Nesbitt Burns relied upon in providing its Fairness Opinion, a factual certificate regarding matters pertaining to the Company that was within their knowledge.

The Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Fairness Opinion and the condition and prospects, financial and otherwise, of Call-Net, its associates and affiliates, as they were reflected in the information obtained by BMO Nesbitt Burns. In its analyses and in preparing the Fairness Opinion, BMO Nesbitt Burns, exercising its professional judgment, made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Plan of Arrangement.

Limitations

The Fairness Opinion is subject to various limitations, including:

BMO Nesbitt Burns has no obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to its attention after the date of the Fairness Opinion. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date of the Fairness Opinion, BMO Nesbitt Burns has the right to change, modify or withdraw the Fairness Opinion.

BMO Nesbitt Burns based the Fairness Opinion upon a variety of factors. Accordingly, BMO Nesbitt Burns believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO Nesbitt Burns, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion.

BMO Nesbitt Burns was not engaged to provide and has not provided: (i) an opinion as to the fairness of the transaction to the Noteholders or the Existing Class C Shareholders; (ii) an opinion as to the relative fairness of the Plan of Arrangement among or as between Existing Common Shareholders, Existing Class B Shareholders, Existing Class C Shareholders or the Noteholders; (iii) a formal valuation or appraisal of Call-Net or of any of its securities or assets or the securities or assets of Call-Net's associates or affiliates (nor have we been provided with any such valuation); (iv) an opinion concerning the future trading price of any of the securities of Call-Net, or of the securities of its associates or affiliates following the completion of the Plan of Arrangement; (v) an opinion as to the fairness of the process underlying the Plan of Arrangement; (vi) a recommendation to any Noteholder as to whether or not its Existing Notes should be held, or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement; or (vii) a recommendation to any Existing Shareholder as to whether or not its Existing Shares should be held or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement; and the Fairness Opinion should not be construed as such.

The Fairness Opinion does not address circumstances of the Existing Noteholders or Existing Class C Shareholders. The Fairness Opinion does not speak to the circumstances of any particular Existing Common Shareholder or Existing Class B Shareholder and accordingly, in considering their actions, those shareholders should seek their own independent advice.

Approach to Fairness

For the purpose of the Fairness Opinion, BMO Nesbitt Burns considered that the Plan of Arrangement would be fair, from a financial point of view, to the Existing Common Shareholders and the Existing Class B Shareholders if the probable aggregate value of the New Common Shares and New Class B Shares to be issued to these holders pursuant to the Plan of Arrangement would exceed the probable aggregate value available to these holders in respect of their Existing Common Shares and their Existing Class B Shares, under the "Likely Alternative" (as defined below).

In addition, BMO Nesbitt Burns considered the following matters:

- In the absence of the Plan of Arrangement, the likely alternative (the "**Likely Alternative**") for the Company would be to maintain, in all material respects, the *status quo*, including its current debt and equity capital structure, through cash conservation measures, however the conditions under which the Company is currently operating are, and are expected to continue to be, deleterious to the overall enterprise value of the Company.

- The Company, with its current capital structure, is unable to implement the business plan which it has determined to be optimal and at the same time service its debt.

- The Plan of Arrangement will provide the Company with the opportunity to both implement its optimal business plan and service its debt.

- The Company has the opportunity, at this time, to effect a restructuring with the approval of both public debt and public equity holders in accordance with applicable law.

BMO Nesbitt Burns concluded that the probable aggregate value of the New Common Shares and New Class B Shares, to be issued to the Existing Common Shareholders and Existing Class B Shareholders pursuant to the Plan of Arrangement will exceed the probable aggregate value available to these holders in respect of their Existing Common Shares and Existing Class B Shares, under the Likely Alternative.

Independence of BMO Nesbitt Burns

BMO Nesbitt Burns has acted as advisor to the Board of Directors in connection with the Arrangement. Under the terms of its engagement agreement dated December 5, 2000, BMO Nesbitt Burns is paid a monthly work fee and is to be paid a fee for its advisory services upon the closing of the Plan of Arrangement. In addition, BMO Nesbitt Burns is to be reimbursed for reasonable out-of-pocket expenses and the Company has agreed to indemnify BMO Nesbitt Burns and certain Persons against certain liabilities in connection with the engagement of BMO Nesbitt Burns, including certain liabilities under applicable securities laws.

Within the past two years, BMO Nesbitt Burns has been engaged by the Company as an advisor on other matters and an affiliate of BMO Nesbitt Burns has provided corporate credit and related services to the Company. These relationships have previously been terminated or expired. BMO Nesbitt Burns has otherwise not provided any financial advisory services or participated in any financing involving the Company or any of its affiliates or associates within the past two years. BMO Nesbitt Burns may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company or its associates and affiliates. BMO Nesbitt Burns does not believe that any of these relationships, either individually or in the aggregate, affect its independence with respect to the Fairness Opinion.

BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation. As an investment dealer, BMO Nesbitt Burns conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or for its associates or affiliates, or with respect to the transaction constituted by the Plan of Arrangement.

The form and content of the Fairness Opinion has been approved for release by the Board of Directors and professionals of BMO Nesbitt Burns experienced in merger, acquisition, divestiture, reorganization and valuation matters.

Recommendation of the Board of Directors

After careful consideration of, among other things, the Fairness Opinion, the Board of Directors has approved the Plan of Arrangement and authorized its submission to the Court and the Securityholders for their respective approvals. The Board of Directors also considered various factors including challenges in servicing and repaying the existing debt, the necessity to rationalize the capital structure to be able to raise additional funds to grow the business, and the methods available for compliance under the Telecommunications Act. Further, it took note of the fact that it had received statements of intention to support the Arrangement from (i) Noteholders holding in excess of 50% of the Total Existing Note Value, and (ii) Existing Shareholders holding approximately 38% of the Existing Shares. The Board of Directors recommends that the Securityholders vote in favour of the Arrangement Resolution at the Meetings.

CERTAIN REGULATORY AND OTHER MATTERS RELATING TO THE ARRANGEMENT

Resale of Securities Received in the Arrangement

United States

The issuance of New Shares and Secured Notes under the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States. Such securities will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the 1933 Act and applicable exemptions under state securities laws. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom such securities will be issued have the right to appear. The Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of New Shares and Secured Notes. The Court entered the Interim Order on February 18, 2002 and, subject to the approval of the Arrangement by the Existing Shareholders and Noteholders, a hearing on the fairness of the Arrangement will be held on April 5, 2002 by the Court.

The New Shares and Secured Notes received in exchange for Existing Notes in the Arrangement will be freely transferable under United States federal securities laws, except for New Shares and Secured Notes held by persons who are deemed to be "affiliates" (as such term is defined under the 1933 Act) of Call-Net prior to the Arrangement. Such securities held by "affiliates" may be resold by them only in transactions permitted by the resale provisions of Rule 145(d) promulgated under the 1933 Act or as otherwise permitted under the 1933 Act. Rule 145(d) provides a safe harbour for resales of securities received by certain persons in transactions such as the Arrangement. Persons who are "affiliates" of Call-Net prior to but not after the Arrangement may transfer the securities they receive in the Arrangement in the manner permitted by Rule 145(d)(1), (d)(2) or (d)(3).

Rule 145(d)(1) generally provides that "affiliates" of Call-Net may sell securities received in the Arrangement if such sale is effected pursuant to the volume, current public information and manner of sale limitations of Rule 144 promulgated under the 1933 Act. These limitations generally require that any sales made by such an affiliate in any three month period shall not exceed the greater of 1% of the outstanding shares of the securities being sold or the average weekly trading volume over the four calendar weeks preceding the placement of the sell order and that such sales be made in unsolicited, open market "brokers transactions". Rules 145(d)(2) and (3) generally provide that the foregoing limitations lapse for non-affiliates of Call-Net after a period of one or two years, respectively, depending upon whether adequate current public information is available with respect to Call-Net. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, such issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

Canada

Application has been made for rulings and orders of securities regulators in Canada to exempt, where required, the issuance of the New Shares and Secured Notes that are issuable under the Arrangement from the prospectus and registration requirements of applicable Canadian securities laws and to permit the resale of such shares by Canadian residents. The consummation of the Arrangement is conditional, among other things, upon the receipt of such rulings or orders.

Stock Exchange Listing

The Existing Common Shares and Existing Class B Non-Voting Shares are listed on the TSE. Call-Net has filed an application with the TSE for the listing of the New Common Shares and New Class B Non-Voting Shares. The Secured Notes will not have an established trading market. The Secured Notes may be eligible for trading in the PORTAL™ Market.

Expenses

The estimated fees, costs and expenses of in connection with the completion of the Arrangement including, without limitation, financial advisory fees, filing fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately $15 million.

DESCRIPTION OF THE SECURED NOTES

General

The Company will issue the Secured Notes under an indenture, to be dated as of the Effective Date (the "**Indenture**"), among the Company, the Subsidiary Guarantors, Bankers Trust Company, as U.S. Trustee (the "**U.S. Trustee**") and CIBC Mellon Trust Company as Canadian Trustee (the "**Canadian Trustee**"). The U.S. Trustee and the Canadian Trustee are referred to individually as a "**Trustee**" and collectively as the "**Trustees**".

The following is a summary of certain provisions of the Indenture, the Secured Notes, Subsidiary Guarantees and the Security Agreements. It does not state these provisions in their entirety. Holders should read the Indenture, the Security Agreements and the form of Secured Notes, because such documents, and not the description, define the rights of the Holders of the Secured Notes. The Company will furnish on request copies of the Indenture, the Security Agreements and the form of Secured Notes in substantially the form in which they are to be executed at the address set forth under "Summary — Call-Net Enterprises Inc.". Capitalized terms used herein and not otherwise defined have the meanings set forth in the section "Certain Definitions". The capitalized terms defined in this section have the definitions ascribed to them in this section for purposes of this section only. As used in this section only, references to the "Company" exclude the Company's Subsidiaries.

Terms of the Secured Notes

The Company will issue the Secured Notes on the Effective Date in one series that will be limited to U.S.$377 million aggregate principal amount of 10.625% Senior Secured Notes due 2008. The Secured Notes will mature on December 31, 2008.

The Secured Notes will bear interest at 10.625% per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The Secured Notes will be issued only in fully registered form, without coupons, in denominations of U.S.$1.00 and any integral multiple of U.S.$1.00. No service charge shall be made for any registration of transfer or exchange of Secured Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Each of the Company's present and future Restricted Subsidiaries (other than any Receivables Subsidiaries) will jointly and severally and unconditionally guarantee the Company's obligations under the Secured Notes, the Indenture and the Security Agreements on a senior secured basis.

Redemptions

Optional Redemption

On or after January 1, 2006, the Secured Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address at the following redemption prices (expressed as percentages of principal amount at maturity), plus accrued and unpaid interest (including Additional Amounts, if any) to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on or prior to the relevant interest payment date), if redeemed during the 12-month period commencing on January 1 of the years specified below:

Year	Secured Notes
2006	105.313%
2007	102.657%
2008 and thereafter	100.000%

In addition, upon the occurrence of a Change of Control, the Company may redeem the Secured Notes, in whole but not in part, at a Redemption Price equal to 100% of the principal amount thereof, plus the Make-Whole Premium, plus accrued and unpaid interest and Additional Amounts, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest and Additional Amounts, if any, due on the relevant interest payment date). The Company may not redeem Secured Notes pursuant to this paragraph if it has made an Offer to Purchase the Securities with respect to such Change of Control. If the Company purchases pursuant to an Offer to Purchase with respect to a Change of Control 66⅔% of the Secured Notes Outstanding at the close of business on the day preceding the Purchase Date, the Company may redeem the Secured Notes remaining outstanding, in whole but not in part, at a redemption price equal to 101% of the principal amount thereof plus accrued and unpaid interest and Additional Amounts, if any, thereon (subject to the right of Holders of record on the relevant record date to receive interest and Additional Amounts, if any, due on the relevant interest payment date).

Prior to January 1, 2006, the Company may on any one or more occasions redeem up to 35% in the aggregate of the original principal amount of the Secured Notes with the Net Available Proceeds of one or more Public Equity Offerings at a Redemption Price equal to 100% of the principal amount thereof, plus the Make-Whole Premium, plus accrued and unpaid interest and, Additional Amounts, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest and Additional Amounts, if any, due on the relevant interest payment date); *provided* that:

(1) at least 65% of the original principal amount of the Secured Notes remains outstanding after each such redemption; and

(2) the redemption occurs within 90 days after the closing of such Public Equity Offering.

The amount of the Make-Whole Premium with respect to any Secured Notes (or portion thereof) to be redeemed will be equal to the excess, if any, of:

(a) the sum of the present values, calculated as of the redemption date, of:

(1) each interest payment that, but for such redemption, would have been payable on the Secured Notes (or portion thereof) being redeemed on each interest payment date occurring after the redemption date (excluding any accrued and unpaid interest for the period prior to the redemption date); and

(2) the principal amount that, but for such redemption, would have been payable at the final Maturity of the Secured Notes (or portion thereof) being redeemed.

(b) the principal amount of the Secured Notes (or portion thereof) being redeemed.

The present values of interest and principal payments referred to in clause (a) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the redemption date at a discount rate equal to the Treasury Rate (as defined below) plus 50 basis points.

The Make-Whole Premium will be calculated by the Independent Investment Banker. For purposes of determining the Make-Whole Premium, "**Treasury Yield**" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Secured Notes, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable redemption date.

The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "**H.15 Statistical Release**"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200 of 1% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in comparable the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker. "Independent Investment Banker" means a primary U.S. Government Securities dealer appointed by the Trustees after consultation with the Company.

Redemption for changes in Canadian withholding tax.

The Secured Notes will each be subject to redemption in whole, but not in part, at the Company's option, at any time upon not less than 30 nor more than 60 days' notice mailed to each Holder of Secured Notes to be redeemed at his address appearing in the register for the Secured Notes at 100% of the principal amount thereof together with accrued and unpaid interest (including Additional Amounts, if any) thereon to the redemption date, in the event that the Company has become or would be obligated to pay, on any date on which any amount would be payable with respect to such Secured Notes. Any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereon or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the Effective Date.

Selection of Secured Notes for Redemption.

In the case of any partial redemption provided for in "Optional Redemption," selection of the Secured Notes for redemption will be made by the U.S. Trustee on a pro rata basis, by lot or by such other method as the U.S. Trustee in its sole discretion shall deem to be fair and appropriate, although no Secured Note of $1,000 in then outstanding principal amount or less shall be redeemed in part. If any Secured Note is to be redeemed in part only, the notice of redemption relating to such Secured Note shall state the portion of the principal amount thereof to be redeemed. A new Secured Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Secured Note.

Payment of Additional Amounts

All payments made by or on behalf of the Company or any Subsidiary Guarantor, as applicable, under or with respect to the Secured Notes or any Subsidiary Guarantee, as applicable, will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including interest, penalties and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "**Taxes**"), unless the Company, any Subsidiary Guarantor or any other payor is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant governmental authority or agency. If the Company, any Subsidiary Guarantor or any other payor is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Secured Notes, the Company, any Subsidiary Guarantor or other payor will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required by applicable law. The Company will furnish to the Holders, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company, any Subsidiary Guarantor or other payor. The Company will also pay such additional amounts ("**Additional Amounts**") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; *provided* that no Additional Amounts will be payable with respect to a payment made to a Holder (an "**Excluded Holder**") (i) with which the Company or any Subsidiary Guarantor does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment or (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than solely by reason of the Holder's activity in connection with the purchase of the Secured Notes by the mere holding of Securities or the receipt of payments thereunder. The Company will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of (i) any Taxes so levied or imposed which have not been withheld or deducted and remitted by the Company and which have been paid by such Holder as a result of payments made under or with respect to the Secured Notes, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto or from the failure to make such payment, and (iii) any Taxes imposed with respect to any reimbursement under (i) or (ii) above, but excluding any such Taxes on such Holder's net income so that the net amount received by such Holder after such reimbursement will not be less than the net amount the Holder would have received if Taxes on such reimbursement had not been imposed.

At least 30 calendar days prior to each date on which any payment under or with respect to the Secured Notes is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the U.S. Trustee an officers' certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders (other than an Excluded Holder) on the payment date.

In addition, the Company and the Subsidiary Guarantors will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest and penalties, in respect of the creation, issue and offering of the Secured Notes and Subsidiary Guarantees, if any, payable in the United States, Canada, or any political subdivision thereof or taxing authority of or in the foregoing. The Company and the Subsidiary Guarantors, as applicable, will also pay and indemnify the Trustees and the Holders of the Secured Notes from and against all court fees and taxes or other taxes and duties, including interest and penalties, paid by any of them in any jurisdiction in connection with any action permitted to be taken by the Holders or the Trustees to create Liens on the Collateral or to enforce the Obligations of the Company or the Subsidiary Guarantors under the Secured Notes, the Indenture, Subsidiary Guarantees, or the Security Agreements.

Whenever there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Purchase Price, interest or any other amount payable under or with respect to any Secured Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in the Indenture to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the Indenture and express mention of the payment of Additional Amounts (if applicable) shall not be construed as excluding Additional Amounts in those provisions where such express mention is not made (if applicable).

Collateral

In order to secure its obligations under the Indenture, the Secured Notes and applicable Security Agreements, the Company will pledge to the Collateral Agent in favor of the Trustees, its interest in substantially all of its assets, including its interests in all of the issued and outstanding Capital Stock of its Restricted Subsidiaries, subject to Permitted Liens. Likewise, each Subsidiary Guarantor will secure its obligations under its

Subsidiary Guarantee and its Security Agreements by pledging to the Collateral Agent its interests in substantially all of its assets, subject to the rights of holders of Debt secured by Permitted Liens.

The Security Agreements will contain covenants pursuant to which the Company and its Restricted Subsidiaries, will, among other things, be prohibited from selling, further mortgaging or transferring any of its interest in such Collateral (other than as permitted under the Indenture and the Security Agreements).

The Indenture and the Security Agreements will provide that the Collateral may be released from the Liens created by the Security Agreements: (a) upon payment in full of the Secured Notes in accordance with the terms of the Secured Notes and the Indenture and the other obligations then due and owing under the Secured Notes, the Indenture and the Security Agreements; (b) upon the sale or other disposition of Collateral constituting an Asset Disposition or a Sale and Leaseback Transaction if such sale or other disposition is not prohibited under the Indenture and if the Net Available Proceeds of such sale or other disposition is applied as provided in the Indenture (see "Certain Covenants — Limitation on Certain Asset Dispositions"); (c) upon sales or other dispositions of assets and rights in the ordinary course of business; (d) upon the sale or other disposition of Collateral not constituting an Asset Disposition by virtue of the proviso contained in the definition thereof; (e) to the extent a Lien is granted on such Collateral pursuant to clauses (iv) or (v) of the second paragraph of the covenant entitled "Certain Covenants — Limitation on Liens"; (f) with respect to amounts in the collateral account established pursuant to the Security Agreements constituting Net Available Proceeds of Asset Dispositions, upon the expenditure of such cash if such expenditure is made in accordance with the Indenture; (g) with respect to amounts constituting Excess Proceeds, upon the written request of the Company to the Trustee to release all or any part of such Excess Proceeds and the certification of the Company that such Excess Proceeds are to be used within 10 days for a bona fide business purpose (and without providing any replacement Collateral), so long as such proceeds are immediately used to purchase Collateral; and (h) with respect to any Permitted Investments, upon the sale of such Permitted Investments (and without providing any replacement Collateral). Any cash on deposit from time to time with the U.S. Trustee or the Collateral Agent and forming part of the Collateral which is not required to be deposited with the U.S. Trustee or the Collateral Agent may be released, subject to the terms and conditions of the Indenture and the Security Agreement.

The disposition of assets and rights, the releases of Permitted Investments and the releases of Excess Proceeds in the ordinary course of the Company's and Subsidiary Guarantors' businesses, as applicable, may be made without delivery to the Trustees of certificates required by the Trust Indenture Act. However, in lieu thereof, the Company will be required to deliver semi-annual Officers' Certificates to the effect that all such dispositions have been made in the ordinary course of the Company's or applicable Subsidiary Guarantors' business and that the proceeds therefrom have been applied in a manner permitted by the Indenture. The Trustees shall, in the absence of negligence or bad faith on its part, be entitled to rely on certificates of officers and opinions of counsel with respect to the Company's and the Subsidiary Guarantors' compliance with the Collateral release provisions of the Indenture and the Security Agreements.

The release of any Collateral from the terms of the Security Agreements, or the release, in whole or in part, of the Liens created by the Security Agreements, will not be deemed to impair the security under the Indenture in contravention of the provisions thereof and of the Security Agreements if and to the extent that the Collateral is released pursuant to the Indenture and the Security Agreements. In connection with the release of Collateral, the Trustees shall determine whether they have received all documentation required by Section 314(d) of the Trust Indenture Act for the purposes of the U.S. Trustee and the terms of the Indenture for the purposes of the Canadian Trustee.

Ranking

The Debt evidenced by the Secured Notes will be senior secured obligations of the Company, will rank *pari passu* in right of payment with all existing and future Debt and other liabilities of the Company that are not expressly subordinated by their express terms to the Secured Notes and will be senior in right of payment to all Debt of the Company that is so subordinated. The Secured Notes will be secured by the Collateral in which the Company has an interest; thus, claims of the Holders of the Secured Notes will rank ahead of unsecured claims of creditors of the Company to the extent of the value, priority and validity of the Liens securing the Secured Notes in such Collateral.

Any Subsidiary Guarantee issued pursuant to the Indenture will be senior secured obligation of the applicable Subsidiary Guarantor and will rank *pari passu* in priority of payment with all other Debt and other liabilities of such Subsidiary Guarantor that are not subordinated by their express terms to such Subsidiary Guarantee, and senior in priority of payment to all other Debt or such Subsidiary Guarantor that by its terms is subordinated or junior in right of payment to such Subsidiary Guarantee. The Subsidiary Guarantee of each Subsidiary Guarantor will be secured by the Collateral in which such Subsidiary Guarantor has an interest; thus, claims of the Holders of Secured Notes will rank ahead of unsecured claims of creditors of such Subsidiary Guarantors to the extent of the value, priority and validity of the Liens securing such Subsidiary Guarantor's Subsidiary Guarantee. In addition, the Indenture permits under limited circumstances the creation of, or the designation of existing Restricted Subsidiaries as, Unrestricted Subsidiaries. Such Unrestricted Subsidiaries will not generally be subject to the covenants applicable to the Company and the Restricted Subsidiaries under the Indenture. The operations of the Company are to a significant extent conducted through its Subsidiaries and, therefore, the Company is dependent upon those entities to meet its obligations.

Although the Indenture limits the incurrence of Debt by the Company or any Restricted Subsidiary, such limitation is subject to a number of significant qualifications. The Secured Notes and Subsidiary Guarantees will be, however, effectively subordinate to certain secured indebtedness of the Company and the Subsidiary Guarantors (including the Senior Secured Facilities) to the extent of the value, priority and validity of the Liens on the Collateral securing such indebtedness. In this regard the Indenture permits any Debt incurred pursuant to Senior Secured Facilities pursuant to clause (i) of the second paragraph of "— Certain Covenants — Limitation on Debt" to be secured by a first priority Lien on the Receivables and fixed assets of the Company and/or its Restricted Subsidiaries. Moreover, the Indenture does not impose any limitation on the incurrence by the Company or its Restricted Subsidiaries of liabilities that are not considered Debt under the Indenture. Under certain circumstances, the Company will be able to designate additional Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

Book-Entry, Delivery and Form

The Secured Notes initially issued will be in the form of one or more registered global notes without interest coupons (collectively, the "**Global Notes**"). Upon issuance, the Global Notes will be deposited with the U.S. Trustee, as custodian for The Depository Trust Company (the "**Depositary**"), in New York, New York, and registered in the name of the Depositary or its nominee, in each case for credit to the accounts of the Depositary's Direct and Indirect Participants (as defined below). Except as set forth below, the Global Note may be transferred, in whole and not in part, and only to the Depositary or another nominee of the Depositary.

The Depository Trust Company ("**DTC**") has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("**Direct Participants**") deposit with the Depositary. The Depositary also eliminates the need for physical movement of securities certificates by facilitating the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in the Direct Participants' accounts. Direct Participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("**Indirect Participants**"). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the United States Securities and Exchange Commission.

The Depositary advises that its established procedures provide that:

- upon the deposit of the Global Notes, the Depositary will credit the accounts of Direct and Indirect Participants the principal amounts of the Secured Notes represented by the Global Notes, and
- ownership of interest in the Global Notes will be shown on, and the transfer of the ownership will be effected only through, records maintained by the Depositary, the Direct Participants and the Indirect Participants.

The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interest in the Global Notes is limited to such extent.

So long as the Depositary or a nominee of the Depositary is the registered owner of the Global Notes, the Depositary or such nominee, as the case may be, for all purposes will be considered the sole owner or holder of the Global Notes under the Indenture other than for determination of Additional Amounts. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have Secured Notes registered in their names, will not receive or be entitled to receive physical delivery of Secured Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in the Global Note desires to take any action that the Depositary, as the Holder of the Global Note, is entitled to take, the Depositary would authorize the Direct Participants to take such action, and the Direct or Indirect Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Neither the Company nor, any paying agent nor the registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Principal and interest payments on the Secured Notes represented by the Global Notes registered in the name of the Depositary's nominee will be made in immediately available funds to the Depositary's nominee as the registered owner of the Global Notes. Under the terms of the Secured Notes, the Company and the Trustees will treat the Persons in whose names the Secured Notes are registered as the owners of those Secured Notes for the purpose of receiving payment of principal and interest on those Secured Notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustees nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the Secured Notes to owners of beneficial interests in the Global Notes. The Depositary has advised the Company and the Trustees that its current practice is upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date in accordance with their respective holdings of beneficial interests in the Global Notes as shown on the Depositary's records, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct and Indirect Participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of the Direct and Indirect Participants and not of the Depositary, the Trustees or the Company, subject to any statutory requirements that may be in effect from time to time. Payment of principal and interest to the Depositary is the Company's responsibility or the responsibility of the Trustees; and disbursement of those payments to the owners of beneficial interests in the Global Notes shall be the responsibility of the Depositary and Direct and Indirect Participants.

Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among Direct Participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustees nor the Company will have any responsibility or liability for the performance by the Depositary or its Direct Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Secured Notes represented by a Global Note will be exchangeable for notes in definitive form of like tenor as the Global Note in denominations of U.S.$1.00 and in any greater amount that is an integral multiple if the Depositary notifies the Company that it is unwilling or unable to continue as depositary for the Global Note or if at any time the Depositary ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by the Company within 90 days or if there shall have occurred and be continuing an Event of Default or the Company, in its discretion at any time determine not to require all of the Secured Notes to be represented by a Global Note and notifies the Trustees thereof. Any Secured Notes that are exchangeable pursuant to the preceding sentence are exchangeable for Secured Notes issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, a Global Note is not exchangeable, except for a Global Note or Global Notes of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

Certificated Secured Notes

The Secured Notes represented by the Global Notes are exchangeable for Certificated Secured Notes in definitive form of like tenor as such Secured Notes in denominations of U.S.$1 and integral multiples thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, and the Company fails to appoint a successor depositary within 90 days of such notice, (ii) the Company in its discretion at any time determines not to have all the Secured Notes represented by the Global Notes or (iii) an Event of Default entitling the Holders of the Secured Notes to accelerate the maturity thereof has occurred and is continuing. Any Global Note that is exchangeable pursuant to the preceding sentence is exchangeable for Certificated Secured Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, a Global Note is not exchangeable for Certificated Secured Notes, except for a Global Note of the same aggregate denomination to be registered in the name of the Depositary or its nominee. Upon the transfer of a Secured Note in definitive form, such Secured Note will, unless the Global Note has previously been exchanged for Secured Notes in definitive form, be exchanged for an interest in the Global Note representing the principal amount of Secured Notes being transferred.

Any such exchange of Secured Notes represented by the Global Notes for Certificated Secured Notes will not result in any new indebtedness of the Company as such Certified Secured Notes will merely represent the same continuing indebtedness as the Secured Notes represented by the Global Notes.

Same-Day Payment

The Indenture will require that payments in respect of Secured Notes (including principal, premium, if any, interest and Additional Amounts, if any) be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address.

Change of Control

The Company will be required to make an Offer to Purchase upon the occurrence of a Change of Control of the Company unless the Company has previously given a notice of redemption within 30 days following a Change of Control that the Company will redeem the Secured Notes, in whole but not in part, at a Redemption Price equal to 100% of the principal amount thereof, plus the Make-Whole Premium, plus accrued and unpaid interest and Additional Amounts, if any, to the redemption date. For purposes of the foregoing, an Offer to Purchase shall be deemed to have been made if (i) within 30 days following the occurrence of a Change of Control, the Company commences an Offer to Purchase all outstanding Secured Notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest and Additional Amounts, if any, to the date of purchase (if such Offer to Purchase is consummated thereafter) and (ii) all Secured Notes properly tendered pursuant to the Offer to Purchase are purchased. A "**Change of Control**" will be deemed to have occurred in the event that, after the date of the Indenture, either (a) any Person or any Persons acting together that would constitute a group (for purposes of Section 13(d) of the Exchange Act, or any successor provision thereto) (a "**Group**"), together with any Affiliates or Related Persons thereof, and which Person or Group shall not be a Permitted Holder, shall beneficially own (as defined in Rule 13d-3 under the Exchange Act, or any successor provision thereto) more than 50% of the aggregate voting power of all classes of Capital Stock of the Company entitled to vote generally in the election of directors; or (b) any Person or Group, together with any Affiliates or

Related Persons thereof, and which Person or Group shall not be a Permitted Holder, shall succeed in having a sufficient number of its nominees elected to the Board of Directors of the Company such that such nominees, when added to any existing directors remaining on the Board of Directors of the Company after such election who is an Affiliate or Related Person of such Group, will constitute a majority of the Board of Directors of the Company.

If the Company purchases pursuant to an Offer to Purchase with respect to a Change of Control 66⅔% of the Secured Notes Outstanding at the close of business on the day preceding the Purchase Date, the Company may redeem the Secured Notes remaining Outstanding, in whole but not in part, at a redemption price equal to 101% of the principal amount thereof plus accrued and unpaid interest and Additional Amounts, if any, thereon.

The Company will not be required to make a Offer to Purchase following a Change of Control if a third party makes the Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Offer to Purchase made by the Company and purchases all Secured Notes properly tendered and not withdrawn under the Offer to Purchase.

The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Secured Notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

The Company does not have any present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Debt outstanding at such time or otherwise affect the Company's capital structure or credit ratings. Restrictions on the ability of the Company and its Restricted Subsidiaries to incur additional Debt are contained in the covenants described under "Certain Covenants — Limitation on Debt," "Certain Covenants — Limitation on Liens" and "Certain Covenants — Limitation on Sale and Leaseback Transactions". Such restrictions can only be waived with the consent of the Holders of a majority in aggregate principal amount of the Secured Notes then outstanding. Such provisions may not necessarily afford the Holders of the Secured Notes protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or other similar transaction involving the Company, that may adversely affect the Holders, because such transactions may not involve a shift in voting power or beneficial ownership or, even if they do, may not involve a shift of the magnitude required under the definition Change of Control to require the Company to make a Change of Control offer. In addition, the existence of the Holder's right to require the Company to repurchase such Holder's Secured Notes upon the occurrence of a Change of Control may or may not deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control.

The Company's ability to repurchase Secured Notes pursuant to a Change of Control offer may be limited by a number of factors. Future Debt of the Company or its Restricted Subsidiaries may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require such Debt to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Secured Notes, could cause a default under such Debt, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company and its Subsidiaries. Finally, the Company's ability to purchase Secured Notes following the occurrence of a Change of Control may also be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. In the event that a Change of Control offer occurs at a time when the Company does not have sufficient available funds to pay the purchase price for all Secured Notes validly tendered pursuant to such an offer or at a time when the Company is prohibited from making a Change of Control offer (and the Company is unable either to obtain the consent of the holders of the relevant Debt or to repay such Debt), an Event of Default would occur under the Indenture. The failure by the Company to purchase tendered Secured Notes would constitute a breach of the Indenture which could, in turn, constitute a default under other Debt and could lead to the acceleration of such other Debt.

Certain Covenants

The Indenture contains, among others, the following covenants:

Limitation on Debt.

The Company shall not, and shall not permit any Restricted Subsidiary of the Company to, Incur any Debt unless the ratio of (a) the aggregate consolidated principal amount of Debt of the Company and its Restricted Subsidiaries outstanding as of the most recent available quarterly or annual balance sheet, after giving pro forma effect to the Incurrence of such Debt and any other Debt Incurred since such balance sheet date and the receipt and application of the proceeds thereof to (b) Annualized Pro Forma Consolidated Cash Flow Available for Fixed Charges, determined on a pro forma basis as if any such Debt had been Incurred and the proceeds thereof had been applied at the beginning of the period comprising the two most recent fiscal quarters for which consolidated financial statements are available, would be less than 6.0 to 1.

Notwithstanding the foregoing limitation, the Company and its Restricted Subsidiaries may Incur the following:

(i) Debt under one or more Senior Secured Facilities or Qualified Receivables Transactions so long as the aggregate principal amount of such Debt outstanding pursuant to this clause (i) at no time exceeds U.S.$175,000,000;

(ii) Debt owed by the Company to any Wholly Owned Restricted Subsidiary of the Company or Debt owed by a Restricted Subsidiary of the Company to the Company or a Wholly Owned Restricted Subsidiary of the Company; provided, however, that upon either (x) the transfer or other disposition by such Wholly Owned Restricted Subsidiary or the Company of any Debt so permitted to a Person other than the Company or another Wholly Owned Restricted Subsidiary of the Company or (y) the issuance (other than directors' qualifying shares), sale, lease, transfer or other disposition of shares of Capital Stock (including by consolidation or merger) of such Wholly Owned Restricted Subsidiary to a Person other than the Company or another such Wholly Owned Restricted Subsidiary, the provisions of this clause (ii) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred at the time of such transfer or other disposition;

(iii) Debt incurred to renew, extend, refinance or refund (each, a "**refinancing**") any Debt outstanding on the date of the Indenture, any Debt Incurred pursuant to the first paragraph of this covenant, any Debt Incurred pursuant to clause (v) of this paragraph or the Securities in an aggregate principal amount not to exceed the principal amount of the Debt so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt so refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company and/or the Restricted Subsidiary Incurred in connection with such refinancing; *provided, however,* that Debt the proceeds of which are used to refinance the Secured Notes or Debt which is pari passu to the Secured Notes or a Subsidiary Guarantee or Debt which is subordinate in right of payment to the Secured Notes or a Subsidiary Guarantee shall only be permitted if (A) in the case of any refinancing of the Secured Notes or Debt which is pari passu to the Secured Notes or a Subsidiary Guarantee, the refinancing of Debt is made pari passu to the Secured Notes or the Subsidiary Guarantee, as applicable, or is subordinated to the Secured Notes or such Subsidiary Guarantee, as applicable, and, in the case of any refinancing of Debt which is subordinated to the Secured Notes or a Subsidiary Guarantee, the refinancing Debt constitutes Subordinated Debt and (B) in either case, the refinancing Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is issued, (x) does not provide for payments of principal of such Debt at the Stated Maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, retirement, defeasance or repurchase thereof by the Company (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon any event of default thereunder), in each case prior to the Stated Maturity of the Debt being refinanced and (y) does not permit redemption or other retirement (including pursuant to an offer to purchase made by the Company) of such Debt at the option of the holder thereof prior to the final Stated Maturity of the Debt being refinanced, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase made by the Company) which is conditioned upon a change of control;

(iv) Debt consisting of Permitted Interest Rate and Currency Protection Agreements;

(v) Debt, including Capital Lease Obligations, Incurred in connection with an Investment in Permitted Telecommunications Investments and purchase of telecommunications equipment, inventory and network assets, which, together with any other outstanding Debt Incurred pursuant to this clause (v), has an aggregate principal amount which does not at any time outstanding exceed U.S. $125 million;

(vi) Debt of the Company not to exceed, at any time outstanding, two times the Net Available Proceeds received by the Company after the date of the Indenture as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of the Company, to the extent such Net Available Proceeds have not been used pursuant to clause (3)(b) of the first paragraph of the "Limitation on Restricted Payments" covenant or clause (iii) or clause (v)(b) of the second paragraph of the "Limitation on Restricted Payments" covenant to make a Restricted Payment;

(vii) Debt evidenced by the Secured Notes and Subsidiary Guarantees; and

(viii) Debt owed by a Person prior to the time (A) such Person became a Restricted Subsidiary of the Company, (B) such Person merges into or consolidates with a Restricted Subsidiary of the Company or (C) another Restricted Subsidiary of the Company merges into or consolidates with such Person (in a transaction in which such Person becomes a Restricted Subsidiary of the Company), which Debt was not Incurred or issued in anticipation of such transaction and was outstanding prior to such transaction.

Limitation on Restricted Payments.

The Company (i) shall not, directly or indirectly, declare or pay any dividend, or make any distribution, in respect of its Capital Stock or to the holders thereof, excluding any dividends or distributions payable solely in shares of its Capital Stock or in options, warrants or other rights to acquire its Capital Stock (other than Disqualified Stock), (ii) shall not, and shall not permit any Restricted Subsidiary to, purchase, redeem, or otherwise retire or acquire for value (a) any Capital Stock of the Company or any Restricted Subsidiary not owned by the Company or a Restricted Subsidiary or (b) any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company or any Restricted Subsidiary not owned by the Company or a Restricted Subsidiary or any securities convertible or exchangeable into shares of Capital Stock of the Company or any Restricted Subsidiary not owned by the Company or a Restricted Subsidiary (collectively "**Equity Interests**"), and (iii) shall not, and shall not permit any Restricted Subsidiary to, redeem, defease, repurchase, retire or otherwise acquire or retire for value prior to any scheduled maturity, repayment or sinking fund payment Debt of the Company which is subordinate in right of payment to the Secured Notes, and (each of clauses (i) through (iii), made at any time after the Effective Date, being a "**Restricted Payment**").

Notwithstanding the foregoing, the Company may (i) refinance or cause to be refinanced any Debt otherwise permitted by clause (iii) of the second paragraph under the "Limitation on Debt" covenant above; and (ii) purchase, redeem, acquire, cancel or otherwise retire for value shares of Capital Stock of the Company to the extent necessary under provisions in the Telecommunications Act limiting foreign ownership of the Company's Capital Stock (after *bona fide* efforts by the Company to enforce provisions in the Telecommunications Act) to enable the Company or any Restricted Subsidiary to operate as a Canadian carrier under the Telecommunications Act.

Limitation on Restricted Investments.

The Company shall not, and shall not permit any Restricted Subsidiary to, make any Restricted Investment if;

(1) an Event of Default, or an event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and is continuing, or

(2) upon giving effect to such Restricted Investment, the Company could not Incur at least U.S. $1.00 of additional Debt pursuant to the terms of the Indenture described in the first paragraph of the "Limitation on Debt" covenant, or

(3) upon giving effect to such Restricted Investment, the aggregate amount of all Restricted Payments from the Effective Date exceeds the sum of: (a) the remainder of (x) 100% of cumulative Consolidated Cash Flow Available for Fixed Charges for the period commencing with the first full fiscal quarter after the Effective Date and ending on the last day of the last full fiscal quarter immediately preceding such Restricted Payment for which quarterly or annual financial statements of the Company are available *minus* (y) the product of 1.6 times cumulative Consolidated Interest Expense for the period commencing with the first full fiscal quarter after the Effective Date and ending on the last day of the last full fiscal quarter immediately preceding such Restricted Investment for which quarterly or annual fiscal statements of the Company are available; plus (b) 100% of the aggregate net proceeds received after the Effective Date including the fair value of property other than cash (determined in good faith by the Board of Directors as evidenced by a Board Resolution filed with each Trustee), from the issuance (other than to a Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of the Company and warrants, rights or options on Capital Stock (other than Disqualified Stock) of the Company and the principal amount of Debt of the Company that has been converted into Capital Stock (other than Disqualified Stock and other than by a Restricted Subsidiary) of the Company after the Effective Date; plus (c) an amount equal to the net reduction in Investments in any Unrestricted Subsidiary resulting from dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary (except to the extent any such payment is included in the calculation of Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed the amount of Investments previously made after the Effective Date by the Company and its Restricted Subsidiaries in such Person.

Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may (i) make a Permitted Telecommunications Investment in an amount which, together with the aggregate amount of any other Permitted Telecommunications Investment made pursuant to this clause (1), does not exceed the sum of (a) U.S. $100.0 million and (b) 100% of the aggregate net proceeds received after the date of the Indenture, including the fair market value property other than cash (determined in good faith by the Board of Directors or the Company as evidenced by a resolution of the Board of Directors of the Company filed with the Trustees), from the issuance (other than to a Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of the Company and warrants, rights or options on Capital Stock (other than Disqualified Stock) of the Company and the principal amount of Debt of the Company that has been converted into Capital Stock (other than Disqualified Stock and other than by a Restricted Subsidiary) of the Company after the date of the Indenture (but excluding any amounts as described in this clause (b) which have been used pursuant to clause (3)(b) of the immediately preceding paragraph; and (c) an amount equal to the net reduction in such Permitted Telecommunications Investments previously made pursuant to this clause (i) resulting from dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary (except to the extent any such payment is included in the calculation of Consolidated Net Income); (ii) make Investments in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged, consolidated or amalgamated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; *provided* that, such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment; (iii) make Investments pursuant to Permitted Interest Rate or Currency Protection Agreements; (iv) the acquisition by a Receivables Subsidiary or the Company in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and (v) any other Investment by the Company or a Restricted Subsidiary in a Receivables Subsidiary or an Investment by a Receivables Subsidiary or the Company in any other Person in connection with a Qualified Receivables Transaction customary for the transactions. Any Investment made pursuant to clause (i) of this paragraph shall be, and any Investment made pursuant to clauses (ii) through (v) of this paragraph shall not be a Restricted Investment for purposes of calculating the aggregate amount of all Restricted Investment under clause (3) of the preceding paragraph.

Limitations Concerning Distributions by and Transfers to Restricted Subsidiaries.

The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or suffer to exist any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company (i) to pay directly or indirectly dividends or make any other distributions in respect of its Capital Stock or pay any Debt or other obligation owed to the Company or any other Restricted Subsidiary; (ii) to make loans or advances to the Company or any other Restricted Subsidiary; or (iii) to transfer any of its property or assets to the Company or any other Restricted Subsidiary.

Notwithstanding the foregoing, the Company may, and may permit any Restricted Subsidiary to, suffer to exist any such encumbrance or restriction, (a) pursuant to any agreement in effect on the date of the Indenture, (b) pursuant to an agreement relating to any Debt Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company and outstanding on such date and not Incurred in anticipation of becoming a Restricted Subsidiary, (c) pursuant to an agreement effecting a renewal, refunding or extension of Debt Incurred pursuant to an agreement referred to in clause (a) or (b) above; *provided, however,* that the provisions contained in such renewal, refunding or extension agreement relating to such encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement the subject thereof, as determined in good faith by the Board of Directors of the Company and evidenced by a resolution of the Board of Directors filed with the Trustees, (d) pursuant to Senior Secured Facilities permitted under clause (iii) of the "Limitation on Liens" covenant if (A) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Senior Secured Facility, (B) the encumbrance or restriction is not materially more disadvantageous to the Company than is customary in comparable financings (as determined by the Company) and (C) the Company determines that any such encumbrance or restriction will not materially adversely affect the Company's ability to make principal or interest payments on the Secured Notes; (e) in the case of clause (iii) of this covenant, any encumbrance or restriction: (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract; (B) contained in mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of the Company or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements; or (C) pursuant to customary provisions regarding preferential rights or rights of first refusal or restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary; (f) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition; (g) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order; (h) any agreement or instrument governing Debt permitted to be incurred under the Indenture, provided that the terms and conditions of any such restrictions and encumbrances, taken as a whole, are not more restrictive than those contained in the Indenture; (i) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; or (j) encumbrances or restrictions with respect to a Receivables Subsidiary arising from a Qualified Receivables Transaction.

Limitation on Liens

The Company shall not, and shall not permit any Restricted Subsidiary of the Company to, Incur or suffer to exist any Lien on or with respect to any property or assets now owned or hereafter acquired to secure any Debt.

The foregoing restrictions shall not apply to the following Liens ("**Permitted Liens**"): (i) Liens securing only the Secured Notes and the Subsidiary Guarantees; (ii) Liens in favor of the Company; (iii) Liens securing Debt at any time outstanding pursuant to (and Incurred in accordance with the requirements of) clause (i) of the second paragraph of the "Limitation on Debt" covenant; (iv) Liens to secure Capital Lease Obligations; *provided* that (a) such Lien does not extend to or cover any other property other than the property, any accessions or improvements thereto and proceeds thereof that is the subject of such Capital Lease Obligation and (b) such Capital Lease Obligation is otherwise permitted by the Indenture; (v) Liens to secure Debt Incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the equipment or other property subject to such Liens; *provided, however,* that (a) the principal amount of any Debt secured by such a Lien does not exceed 100% of such purchase price or cost, (b) such a Lien is created within 360 days of the construction, acquisition or improvement of such property and does not extend to or cover any other property other than such item of property and any improvements or accessions thereto and proceeds thereof and (c) the Incurrence of such Debt is otherwise permitted by the Indenture; (vi) Liens on property of a Person (a) existing at the time such Person becomes a Restricted Subsidiary of the Company and not Incurred in anticipation of becoming a Restricted Subsidiary or (b) existing immediately prior to the time such Person is merged into or amalgamated or consolidated with the Company or any Restricted Subsidiary of the Company and not Incurred in anticipation of such merger, amalgamation or consolidation; (vii) Liens on property existing immediately prior to the time of acquisition thereof (and not Incurred in anticipation of the financing of such acquisition); (viii) Liens to secure Debt consisting of Permitted Interest Rate and Currency Protection Agreements, provided that such Debt is incurred pursuant to clause (i) of the second paragraph of the "Limitation on Debt" covenant; (ix) Liens to secure Debt Incurred to extend, renew, refinance or refund (or successive extensions, renewals, refinancings or refundings), in whole or in part, Debt secured by any Lien referred to in the foregoing clauses (v), (vi) and (vii) so long as such Lien does not extend to any other property and the principal amount of Debt so secured is not increased except as otherwise permitted under clause (iii) of the "Limitation on Debt" covenant; (x) Liens existing as of the Effective Date; (xi) Liens incurred in connection with a Qualified Receivables Transaction (which in the case of the Company and the Restricted Subsidiaries (other than Receivables Subsidiaries) shall be limited to Receivables and related assets referred to in the definition to Qualified Receivables Transaction); (xii) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers' acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not secure Debt; (xiii) Liens arising solely by virtue of any statutory or common law provisions relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that: (a) such deposit account is not a dedicated cash collateral accounts, and (b) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution; and (iv) statutory Liens and Liens imposed by law.

Limitation on Sale and Leaseback Transactions.

The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction unless the Sale and Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the Indenture described under the "Limitation on Certain Asset Dispositions" covenant (including the provisions concerning the application of Net Available Proceeds) are satisfied with respect to such Sale and Leaseback Transaction, treating all of the consideration received in such Sale and Leaseback Transaction as Net Available Proceeds for purposes of such covenant.

Limitation on Certain Asset Dispositions.

The Company shall not, and shall not permit any Restricted Subsidiary to, make any Asset Disposition in one or more related transactions in which the aggregate consideration exceeds U.S.$10.0 million unless: (i) the Company or the Restricted Subsidiary, as the case may be, receives consideration for such disposition at least equal to the fair market value of the assets sold or disposed of as determined by the Board of Directors of the Company in good faith and evidenced by a resolution of the Board of Directors filed with each Trustee and (ii) at least 75% of the consideration for such disposition consists of cash, readily marketable cash equivalents, equipment or facilities used in the telecommunications business or the assumption of Debt of the Company (other than Debt that is subordinated to the Secured Notes) or of such Restricted Subsidiary (other than Debt that is subordinated to its Subsidiary Guarantee, if any), as the case may be, relating to such assets and release from all liability on the Debt assumed. To the extent that the assets which are the subject of any Asset Disposition constitute Collateral, all proceeds thereof shall, to the extent permitted by law, be subject to a perfected Lien in favor of the Trustees.

In the event and to the extent that the Net Available Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Dispositions occurring on or after the date of the Indenture in any period of 6 consecutive months exceed U.S.$20.0 million (in the aggregate), then the Company shall or shall cause the relevant Restricted Subsidiary to (i) within 6 months after the date Net Available Proceeds so received exceeds U.S.$20.0 million (A) apply an amount equal to such excess Net Available Proceeds to permanently repay, repurchase or redeem unsubordinated Debt of the Company or a Restricted Subsidiary, as the case may be, owing to a Person other than the Company or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within twelve months after the date of such agreement), in property or assets of a nature or type or that are used in a business (or in a Person having property or assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution) ("Replacement Assets") and (ii) invest (no later than the end of the 6 month period referred to in clause (i)) such excess Net Available Proceeds in Cash Equivalents and pledge such Cash Equivalents pursuant to the Security Agreements and maintain such investments and Liens until such time as such Net Available Proceeds are applied in accordance with preceding clauses (i)(A) and/or (i)(B) (without regard for the time period specified therein) at which time the Trustee may release such Liens in accordance with this Indenture and the Trust Indenture Act. Any Replacement Assets that constitute Collateral shall be subject to a Lien in favour of the Collateral Agent pursuant to the Security Agreements. Any Net Available Proceeds from any Asset Disposition that are not so used to reinvest in Replacement Assets and/or to reduce unsubordinated Debt of the Company or any Restricted Subsidiary to the extent permitted by the Indenture shall constitute Excess Proceeds.

Subject to the limitations set out in the next following paragraph, if at any time the aggregate amount of Excess Proceeds exceeds U.S.$20 million, the Company shall, within 30 days thereafter, use such Excess Proceeds to make an Offer to Purchase Secured Notes on a pro rata basis from all Holders of Secured Notes in an aggregate principal amount equal to the maximum principal amount that may be purchased out of Excess Proceeds, at a purchase price (the "**Purchase Price**") in cash equal to 100% of the principal amount thereof on any purchase date, plus accrued and unpaid interest, if any, Additional Amounts, if any, to the Purchase Date, in accordance with the procedures set forth in the Indenture. Subject to the limitations set out in the next following paragraph, the Company may at any time by delivering an officers' certificate and a Board Resolution to the Trustees waive its reinvestment options and proceed to make an Offer to Purchase, notwithstanding that any applicable period for reinvestment shall not have expired.

Notwithstanding the preceding paragraph, the Company will not be obligated to repurchase Secured Notes in connection with an Offer to Purchase in connection with an Asset Disposition representing in the aggregate more than 25% of the original aggregate principal amount of the Secured Notes prior to the date following the fifth anniversary of the Issue Date (the "**Five Year Date**"), and the Secured Notes repurchased in connection with any Offer to Purchase in connection with any Asset Disposition having a purchase date prior to the date following the Five Year Date shall represent no more than 25% of the original aggregate principal amount of the Secured Notes less the aggregate principal amount of Secured Notes purchased pursuant to Offers to Purchase relating to all prior Asset Dispositions. To the extent that the amount of Excess Proceeds exceeds the amount of Secured Notes purchased because of the limitation imposed by the immediately preceding sentence (the amount of such excess being the "**Aggregate Unused Proceeds**"), such Aggregate Unused Proceeds shall constitute

Excess Proceeds for purposes of the first Offer to Purchase that is made after the Five Year Date and, in the event the amount of the Aggregate Unused Proceeds exceeds U.S.$20 million, promptly after the Five Year Date, the Company shall commence an Offer to Purchase on a pro rata basis for an aggregate principal amount of Secured Notes equal to the Aggregate Unused Proceeds (and any other Excess Proceeds that arise between the Five Year Date and such Offer to Purchase) at a purchase price equal to 100% of the principal amount of the Secured Notes, plus accrued interest, if any, and Additional Amounts, if any, to the date of purchase.

The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of Secured Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with provisions in the Indenture governing Offer to Purchases, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

Notwithstanding the foregoing, this covenant shall not apply to any Asset Disposition which constitutes a transfer, conveyance, sale, lease or other disposition of all or substantially all of the Company's properties or assets within the meaning of the covenant described under "Certain Covenants — Mergers, Consolidations and Certain Sales of Assets.".

Ownership of Voting Stock of Principal Subsidiaries.

The Company shall not sell or otherwise dispose of, or permit a Principal Subsidiary to issue, any shares of voting stock of a Principal Subsidiary unless after giving effect thereto, (i) the Company will, directly or indirectly, own at least 51% of the issued and outstanding voting stock of such Principal Subsidiary or (ii) such transaction consists of a sale of all of the Capital Stock of such Principal Subsidiary owned by the Company and, in the case of either clause (i) or (ii) above, the Company complies with the provisions described under the "Limitation on Certain Asset Dispositions" covenant to the extent such provisions apply.

Transactions with Affiliates and Related Persons.

The Company shall not, and shall not permit any Restricted Subsidiary of the Company to, enter into any transaction (or series of related transactions) with an Affiliate or Related Person of the Company (other than the Company or a Restricted Subsidiary of the Company), including any investment, either directly or indirectly, unless such transaction is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or Related Person and is in the best interests of the Company or such Restricted Subsidiary. For any transaction that involves in excess of U.S. $10.0 million a majority of the disinterested members of the Board of Directors must determine that the transaction satisfies the above criteria and evidence such a determination by a Board Resolution filed with each Trustee. Such restrictions shall not apply to (i) transactions specifically contemplated by the agreements comprising the Sprint Agreement constituted on the Effective Date, (ii) the payment of reasonable and customary regular fees to and indemnification arrangements of directors of the Company who are not employees of the Company, (iii) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes, or (iv) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant.

Provision of Financial Information.

Whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, the Company shall file with the Commission and provide the Trustees and the Holders of the Secured Notes (a) within 140 days after the end of each fiscal year, annual reports on Form 20-F or 40-F, as applicable (or any successor form), containing the information required to be contained therein (or required in such successor form); and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K (or any successor form) which, regardless of applicable requirements, shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a company with securities listed on The Toronto Stock Exchange, whether or not the Company has any of its securities so listed. Each of such reports will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles.

Mergers, Consolidations and Certain Sales of Assets.

The Company shall not, in a single transaction or a series of related transactions, consolidate or amalgamate with or merge with or into any other Person or permit any other Person to consolidate or amalgamate with or merge with or into the Company, or directly or indirectly, transfer, sell, lease or otherwise dispose of all or substantially all of its assets, unless: (1) the corporation formed by such consolidation, amalgamation or merger, or the Person to which the Company sells, leases or otherwise disposes of all or substantially all of its assets, is organized under (a) the laws of the United States or any State thereof or the District of Columbia or (b) the laws of Canada or any province thereof and, in either case, shall expressly assume, by a supplemental indenture executed and delivered to the Trustees in form satisfactory to each Trustee, all of the Company's obligations under the Indenture and the Security Agreements; (2) immediately before and after giving effect to such transaction and treating any Debt which becomes an obligation of the Company or a Restricted Subsidiary as a result of such transaction as having been Incurred by the Company or such Restricted Subsidiary at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing; (3) immediately after giving effect to such transaction, the Consolidated Net Worth of the Company (or other successor entity to the Company) and its Restricted Subsidiaries is equal to or greater than that of the Company and its Restricted Subsidiaries immediately prior to the transaction; (4) immediately after giving effect to such transaction and treating any Debt which becomes an obligation of the Company or a Restricted Subsidiary as a result of such transaction as having been Incurred by the Company or such Restricted Subsidiary at the time of the transaction, the Company (including any successor entity to the Company) could Incur at least U.S. $1.00 of additional Debt pursuant to the provisions of the Indenture described in the first paragraph under the "Limitation on Debt" covenant; (5) if, as a result of any such transaction, property or assets of the Company would become subject to a Lien prohibited by the provisions of the Indenture described under the "Limitation on Liens" covenant, the Company or the successor entity to the Company shall have secured the Secured Notes as required by said covenant; and (6) certain other conditions are met.

Future Subsidiary Guarantors.

The Indenture provides that each existing and future Restricted Subsidiary, other than Receivables Subsidiaries, must guarantee the Secured Notes pursuant to a Subsidiary Guarantee and enter into a Subsidiary Guarantor Security and Pledge Agreement. Each Subsidiary Guarantee under the Indenture will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable guarantor without rendering the applicable Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance, fraudulent transfer or fraudulent preference or similar laws affecting the rights of creditors generally or otherwise being void, voidable or unenforceable under any bankruptcy, reorganization, insolvency, liquidation or other similar, legislation or legal principles under any applicable foreign law.

Upon the sale or other disposition (by merger or otherwise) of all the Capital Stock of a Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor (in each case other than to the Company or an Affiliate of the Company) permitted by the Indenture and the application of the Net Available Proceeds from such sale as described under "Certain Covenants — Limitations on Certain Asset Dispositions," such Subsidiary Guarantor will be released and relieved from all its obligations under its Subsidiary Guarantee and its Subsidiary Guarantor Security and Pledge Agreement.

Impairment of Liens. The Company shall not, and the Company shall not permit any Restricted Subsidiary to; take or knowingly or negligently omit to take, any action which action or omission might or would have the result of materially impairing the Liens granted by the Company with respect to the Collateral for the benefit of the Trustees and the Holders of the Secured Notes, and except as permitted by the Indenture and the Security Agreements, the Company shall not, and shall not permit any Restricted Subsidiary to, grant to any Person other than the Trustees, for the benefit of the Trustees and the Holders of the Secured Notes, any interest whatsoever in any of the Collateral.

Maintenance of Rating. The Company will take all commercially reasonable steps necessary to maintain a rating on the Securities from Moody's Investors Service, Inc. or Standard & Poor's Ratings Group, including providing information to, and paying required fees charged by, those rating agencies.

Defaults

An Event of Default is generally defined in the Indenture as

(i) a default in the payment of interest (including Additional Amounts, if any) on the Secured Notes when due, continued for 30 days,

(ii) (a) a default in the payment of principal of (including Additional Amounts, if any), or premium, if any, on any Secured Note when due at its Stated Maturity, and (b) the failure to redeem or purchase Secured Notes when required pursuant to the Indenture,

(iii) the failure by the Company to comply with its obligations under "Certain Covenants — Mergers, Consolidations and Certain Sales of Assets,"

(iv) the failure by the Company or any Subsidiary Guarantor to comply with its other covenants or agreements contained in the Indenture, in the Secured Notes, in the Subsidiary Guarantees or in the Security Agreements, and such failure or event of default continues for 30 days after notice,

(v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Debt by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Debt or guarantee now exists, or is created after the date of the Indenture, which default if such Debt is not already at its Stated Maturity, is caused by a failure to pay principal of or premium, if any, or interest on such Debt prior to the expiration of any grace period provided in such Debt on the date of such default unless being contested in good faith by appropriate proceedings (a "**Payment Default**") or has resulted in the acceleration of such Debt prior to its express maturity and, in each case, the principal amount of any such Debt, together with the principal amount of any other such Debt under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates U.S.$10.0 million or more,

(vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of U.S.$10.0 million, which judgments are not paid, discharged or stayed for a period of 31 days,

(vii) certain events of bankruptcy or insolvency with respect to the Company or any of the Company's Restricted Subsidiaries,

(viii) any Subsidiary Guarantee or Subsidiary Guarantor Security and Pledge Agreement ceases to be in full force and effect (other than in accordance with the terms of the Indenture and such Subsidiary Guarantee), or

(ix) the Liens under the Security Agreements shall, at any time, cease to be in full force and effect for any reason (other than by operation of the provisions of the Indenture and the Security Agreements) other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture, or any Lien created thereunder shall be declared invalid or unenforceable or the Company or any Subsidiary Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such Lien is invalid or unenforceable.

However, a default under clause (iv) will not constitute an Event of Default until a Trustee provides a written notice to the Company, or the Holders of 25% in aggregate principal amount of the outstanding Secured Notes provide a written notice to the Company and each Trustee, of the default and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing with respect to the Indenture (other than certain events of bankruptcy, insolvency or reorganization), a Trustee or the Holders of not less than 25% in principal amount of the Secured Notes outstanding may declare the principal of and premium, if any, and accrued but unpaid interest (including Additional Amounts, if any) on all the Secured Notes due and payable. Upon such a declaration, such principal, premium, if any, and interest (including Additional Amounts, if any) will be due and payable immediately.

If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization occurs and is continuing, the principal of and premium, if any, and interest (including Additional Amounts, if any) on the Secured Notes will become and be immediately due and payable without any declaration or other act on the part of either Trustee or any Holders of the Secured Notes.

The amount due and payable on the acceleration of any Secured Note will be equal to the Default Amount of such Secured Note, plus accrued and unpaid interest (including Additional Amounts, if any) to the date of payment. The **"Default Amount"** in respect of any Secured Notes shall equal 105.313% of the principal amount of such Secured Notes, if the Event of Default occurs on or prior to December 31, 2006, 102.657% of the principal amount of such Secured Notes, if the Event of Default occurs after December 31, 2006 and on or prior to December 31, 2007 and 100.000% of the principal amount of such Secured Notes if the Event of Default occurs after December 31, 2007.

Under certain circumstances, the Holders of a majority in principal amount of the outstanding Secured Notes may rescind any such acceleration with respect to the Secured Notes and its consequences.

No Holder of a Secured Note may pursue any remedy under the Indenture unless:

(1) the Trustees shall have received written notice of a continuing Event of Default,

(2) the Trustees shall have received a request from Holders of at least 25% in principal amount of outstanding Secured Notes to pursue such remedy,

(3) the Trustees shall have been offered indemnity reasonably satisfactory to each of them,

(4) the Trustees shall have failed to act for a period of 60 days after receipt of such notice and offer of indemnity,

provided, however, such provision does not affect the right of a Holder of a Secured Note to sue for enforcement of any overdue payment thereon.

Subject to certain restrictions, the Holders of a majority in aggregate principal amount of the outstanding Secured Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustees or of exercising any trust or power conferred on the Trustees. The Trustees, however, may refuse to follow any direction that conflicts with law or the Indenture or that would involve the Trustees in personal liability. Subject to the provisions of the Indenture relating to the duties of the Trustees in case an Event of Default occurs and is continuing, the Trustees will be under no obligation to exercise any of the rights or powers under the Indenture or the Security Agreements at the request or direction of any of the Holders of the Secured Notes unless such Holders have offered to the Trustees reasonable indemnity or security against any loss, liability or expense.

The Indenture provides that if a Default occurs and is continuing and a Trustee has actual knowledge thereof, the Trustees must mail to each Holder of the Secured Notes notice of the Default within 90 days after it occurs. In addition, the Company is required to deliver to each Trustee, within 120 days after the end of each fiscal year or such earlier date to comply with applicable Canadian law, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to each Trustee, within ten business days after the occurrence thereof, written notice of any event which would constitute a Default or an Event of Default, its status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Company, the Subsidiary Guarantors, the Collateral Agent and the Trustees may amend the Indenture and the Security Agreements with the consent of the Holders of a majority in aggregate principal amount of the Secured Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Secured Notes) and any past Default or Event of Default or compliance with any provisions may also be waived with the consent of the Holders of a majority in aggregate principal amount of the Secured Notes then outstanding. However, without the consent of each Holder of an outstanding Secured Note affected thereby, no amendment may, among other things, (i) reduce the amount of Secured Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Secured Note, (iii) reduce the principal of or extend the Stated Maturity of any Secured Note, (iv) reduce the premium payable upon the redemption of any Secured Note or change the time at which any Secured Note may be or is required to be redeemed as described under "Redemptions" above, (v) modify the obligations of the Company to make mandatory repayments under "Redemptions" above, (vi) following the mailing of any Offer to Purchase, modify any Offer to Purchase for the Secured Notes required to be made by the Indenture in a manner materially adverse to the Holders thereof, (vii) make any Secured Note payable in money other than that stated in the Secured Note, (viii) impair the right of any Holder of the Secured Notes to receive payment of principal of and interest on such Holder's Secured Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Secured Notes, (viii) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions, (ix) make any change in any Subsidiary Guarantee or any Security Agreement that would adversely affect the Noteholders or terminate the Lien of the Indenture or any Security Agreement on any property at any time subject thereto or deprive the Holders of the security afforded by the Lien of the Indenture or the Security Agreements.

Without the consent of any Holder of the Secured Notes, the Company, the Subsidiary Guarantors, the Collateral Agent and Trustees, if a party to the applicable indenture or agreement, may amend the Indenture and the Security Agreements to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture and the Security Agreements, to provide for uncertificated Secured Notes in addition to or in place of certificated Secured Notes, to add or release additional guarantees with respect to the Secured Notes, to provide additional security for the Secured Notes and the Subsidiary Guarantees, to add to the covenants of the Company for the benefit of the Holders of the Secured Notes or to surrender any right or power conferred upon the Company, to add additional Events of Default to make any change that does not adversely affect the rights of any Holder of the Secured Notes or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act or Canadian trust indenture legislation.

The consent of the Holders of the Secured Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture or the Security Agreements becomes effective, the Company is required to mail to Holders of the Secured Notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the Secured Notes, or any defect therein, will not impair or affect the validity of the amendment.

Ability to Realize on Collateral

The proceeds of any sale of the Collateral in whole pursuant to the Indenture and the Security Agreements following an Event of Default under the Indenture may not be sufficient to provide sufficient funds to permit the Company to make payments due on the Secured Notes. In addition, the ability of the Holders of the Secured Notes to realize upon the Collateral may be limited in the event of a bankruptcy or insolvency or pursuant to applicable laws, including securities laws.

If an Event of Default occurs and is continuing and the Secured Notes become payable in full, each Trustee, on behalf of the Holders of the Secured Notes, in addition to any other rights or remedies available to it or the Collateral Agent under the Indenture and the Security Agreements, may take such action as it deems advisable to protect and enforce its rights in the Collateral, including the institution of sale or foreclosure proceedings. The proceeds received by the Trustees from any such sale or foreclosure will be applied by ~~the~~ Trustees first to pay the expenses of such sale or foreclosure and fees and other amounts then payable to the Trustees under the Indenture, and thereafter to pay amounts due and payable with respect to the Secured Notes and the balance, if any, to the Company.

The right of a Trustee or the Collateral Agent to repossess and dispose of the Collateral, upon acceleration of the Secured Notes is likely to be significantly impaired by applicable bankruptcy or insolvency law if a bankruptcy or insolvency proceeding were to be commenced by or against the Company, prior to or possibly even after such Trustee has repossessed and disposed of the Collateral. Under the United States Bankruptcy Code, a secured creditor such as the Trustees or the Company is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, applicable U.S. bankruptcy law generally permits the debtor to continue to retain and to use collateral (and the proceeds, products, offspring, rents or profits of such collateral) even though the debtor is in default under the applicable debt instruments, provided generally that the secured creditor is given "adequate protection". The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include, if approved by the court, cash payments or the granting of additional or replacement security for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Secured Notes could be delayed following commencement of a bankruptcy case, whether or when a Trustee would repossess or dispose of the Collateral or whether, or to what extent holders of the Secured Notes would be compensated for any delay in payment or loss of value of the Collateral through the requirements of "adequate protection". Furthermore, in the event that the bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Secured Notes, the Holders of the Secured Notes would have "undersecured claims". Applicable U.S. bankruptcy laws do not permit the payment and/or accrual of interest, costs and attorneys' fees for "undersecured claims" during the debtor's bankruptcy case.

Under applicable Canadian law, the right of the Trustees or the Company to repossess and dispose of the Collateral, as applicable, upon acceleration of the Secured Notes depends on the perfection and priority of its Liens in the Collateral. In addition, the right of the Trustees to repossess and dispose of the Collateral may be impaired if the Company seeks protection under the *Bankruptcy and Insolvency Act* (Canada) (the "**BIA**") or the *Companies' Creditors Arrangement Act* (Canada) (the "**CCAA**"). In most circumstances, after a corporation has sought protection under these statutes, a secured creditor such as the Trustees can not take possession of or dispose of the Collateral until the statutory stay of proceedings ended, unless the secured creditor could show that its position was being "materially prejudiced" by the continued operation of the stay of proceedings, or that there were other equitable grounds for lifting the stay. In lifting a stay, the court has wide discretion, and may impose terms. In trying to establish "material prejudice" a secured creditor must be able to demonstrate quantitatively the prejudice that it will suffer if the stay is not removed. Under the BIA, a stay of proceedings is not allowed to last more than six months. Under the CCAA, the court sets the period of protection afforded the debtor.

Transfer

The Secured Notes will be issued in registered form and will be transferable (subject to applicable federal and state securities laws) only upon the surrender of the Secured Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

The Company at any time may terminate all its obligations under the Secured Notes, the Indenture and the Security Agreements and the obligations of any Subsidiary Guarantor under its Subsidiary Guarantee and the Security Agreements ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations, to register the transfer or exchange of the Secured Notes, to replace mutilated, destroyed, lost or stolen Secured Notes and to maintain a registrar and paying agent in respect of the Secured

Notes and except for its optional redemption rights. The Company at any time may terminate its mandatory redemption and repurchase obligations under the covenants described under "Certain Covenants" (other than the covenant described under "Certain Covenants — Limitation on Mergers, Consolidations and Certain Sales of Assets"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Restricted Subsidiaries and the judgment default provision described under "Defaults" above, the limitations contained in clause (4) of the first paragraph under, and the second paragraph under, "Certain Covenants — Limitation on Mergers, Consolidations and Certain Sales of Assets" above ("covenant defeasance") and its obligations under the Security Agreements.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Secured Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iii) (other than the covenant described under "Certain Covenants — Limitation on Mergers, Consolidations and Certain Sales of Assets") or (v) under "Defaults" above or because of the failure of the Company to comply with clause (4) of the first paragraph under, and the second paragraph under, "Certain Covenants — Limitation on Mergers, Consolidations and Certain Sales of Assets" above.

In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the U.S. Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest (including Additional Amounts, if any) on the Secured Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustees of an opinion of counsel to the effect that Holders of the Secured Notes will not recognize income, gain or loss for United States or Canadian federal income tax purposes as a result of such deposit and defeasance and will be subject to such federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or the Canada Customs and Revenue Agency or other change in applicable United States or Canadian federal income tax law). The Trustees will also receive an opinion of counsel to the effect that such deposit shall not cause the Trustees or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended.

Concerning the Trustees

Bankers Trust Company will be the U.S. Trustee and CIBC Mellon Trust Company will be the Canadian Trustee under the Indenture. Bankers Trust Company will be the Collateral Agent under the Security Agreements. The U.S. Trustee has been appointed by the Company as Registrar and Paying Agent with regard to the Secured Notes. The duties of the Canadian Trustee are limited to those specified in the Indenture and the Security Agreements to which it is a party.

The Indenture provides that, except during the continuance of an Event of Default, the Trustees will in accordance with the terms of the Indenture and applicable law perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustees will exercise such rights and powers vested in them under the Indenture and each Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

The Trustees are permitted to engage in other transactions with the Company or any Affiliate, *provided*, however, that if a Trustee acquires any conflicting interest (as defined in the Indenture) it must eliminate such conflict or resign.

The Indenture is subject to the provisions of the *Canada Business Corporations Act* and the U.S. Trust Indenture Act of 1939, as amended, upon registration.

Governing Law

The Indenture provides that the Indenture, the Secured Notes, the Subsidiary Guarantees, if any, and the Security Agreements will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law, except to the extent that the application of the law of another jurisdiction would be required thereby. The Security Agreements will be governed by the laws of Ontario and the federal laws of Canada applicable therein without giving effect to applicable principles of conflicts of law, except to the extent that the application of the law of another jurisdiction would be required thereby.

Consent to Jurisdiction and Service

The Indenture will provide that the Company and the Subsidiary Guarantors, as applicable, will irrevocably appoint CT Corporation System, New York, New York, as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture or the Secured Notes for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan, The City of New York and submits to such jurisdiction.

Enforceability of Judgments

Since a substantial portion of the Company's assets and its non-U.S. Subsidiaries' assets are located outside the United States, any judgment obtained in the United States against the Company or any of its non-U.S. Subsidiaries, including any judgment with respect to the payment of interest and principal on the Secured Notes, may not be collectible within the United States.

The Company has been informed by its Canadian counsel, Stikeman Elliott, that the laws of the province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in such province to enforce a final and conclusive judgment *in personam* of any federal or state court sitting in the Borough of Manhattan, The City of New York ("**New York Court**") in respect of the enforcement of the Indenture or the Notes that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if: (i) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the province of Ontario (and submission by the Company in the Indenture and the Security Agreements, as applicable, to the jurisdiction of the New York Court will be sufficient for the purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the province of Ontario and the federal laws of Canada applicable therein, or contrary to either any order made by the Attorney General of Canada under the *Foreign Extraterritorial Measures Act* (Canada) or any order of the Competition Tribunal under the *Competition Act* (Canada) in respect of certain judgments, laws and directives having effect on competition in Canada; (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (iv) no new admissible evidence relevant to the action is discovered prior to the rendering of the judgment by the court of competent jurisdiction in such province; and (v) the action to enforce such judgment is commenced within the applicable limitation period, except that any court in such province may only give judgment in Canadian dollars.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

"**Additional Amounts**" has the meaning described in "Payment of Additional Amounts".

"**Affiliate**" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"**Annualized Pro Forma Consolidated Cash Flow Available for Fixed Charges**" of any Person means for the period comprising the two most recent fiscal quarters for which financial statements are available the

Consolidated Cash Flow Available for Fixed Charges of such Person for such period, determined on a consolidated basis giving effect to any Asset Disposition or acquisition of assets not in the ordinary course of business (including acquisitions of other Persons by amalgamation, merger, consolidation or purchase of Capital Stock) during such period as if such Asset Disposition or acquisition had taken place on the first day of such period, multiplied by two.

"**Asset Disposition**" by any Person means any transfer, conveyance, sale, lease or other disposition by such Person or any of its Restricted Subsidiaries (including a consolidation or merger or other sale of any such Restricted Subsidiary with, into or to another Person in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary, but excluding a disposition by a Restricted Subsidiary of such Person to such Person or a Restricted Subsidiary of such Person or by such Person to a Restricted Subsidiary of such Person) of (i) shares of Capital Stock (other than directors' qualifying shares) or other ownership interests of a Restricted Subsidiary of such Person, (ii) substantially all of the assets of such Person or any of its Restricted Subsidiaries representing a division or line of business or (iii) other assets or rights of such Person or any of its Restricted Subsidiaries outside of the ordinary course of business; *provided* that the term "Asset Disposition" shall not include swaps of equipment or facilities used in the telecommunications business, *provided* that the consideration (whether in the form of cash, equipment or facilities) received by the Company or such Restricted Subsidiary has at least substantially equal market value to the Company or such Restricted Subsidiary (as determined by the Board of Directors of the Company (or, in the case of a swap or series of related swaps, of equipment or facilities with a fair market value of less than U.S.$5.0 million, a resolution of the Board of Directors of the Restricted Subsidiary making such swap, if applicable, whose good faith determination shall be conclusive and evidenced by a Board Resolution of such Board of Directors, as applicable).

"**Attributable Value**" means, as to a Capital Lease Obligation under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

"**Board of Directors**" means the board of directors of any Person or any duly authorized committee thereof.

"**Board Resolution**" means a copy of a resolution certified by the Secretary or an Assistant Secretary of any Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to each Trustee.

"**Capital Lease Obligation**" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

"**Capital Stock**" means, with respect to any Person, any and all shares, interests, rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) the equity (which includes, but is not limited to, common stock, preferred stock and partnership and joint venture interests) of such Person (excluding any debt securities that are convertible into, or exchangeable for, such equity).

"**Cash Equivalents**" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the government of the United States or Canada or issued by any agency thereof and backed by the full faith and credit of the United States or Canada, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or province of Canada or any political subdivision of any such state or province or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Ratings Group ("S&P") or Moody's

Investors Service, Inc. ("Moody's"); (iii) non-extendable commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having one of the two highest ratings obtainable from S&P or Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or Canada or any province thereof or any U.S. or Canadian branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than U.S.$250,000,000; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; (vi) investments in money market funds with assets of U.S.$5,000,000 or greater at least 95% of the assets of which constitute Cash Equivalents; and (vii) Debt (issued by Persons other than the Company and its Subsidiaries), which Debt matures within one year from the date of the acquisition thereof and has a rating of "A" or higher from S&P or "A2" or higher from Moody's.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Collateral**" shall include, in each case as pledged and assigned to the Collateral Agent pursuant to the Security Agreements, substantially all of the assets of the Company, including a first priority pledge of the Capital Stock of Restricted Subsidiaries held by the Company, and substantially all of the assets of each Subsidiary Guarantor, subject in all cases to the rights of holders of Debt secured by Permitted Liens.

"**Collateral Agent**" means a Person to be agreed upon by the Company and the Trustees serving in its capacity as collateral agent under the Security Agreements.

"**Commission**" means the U.S. Securities and Exchange Commission, or any successor organization thereto.

"**Common Stock**" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

"**Company Security and Pledge Agreement**" means the Security and Pledge Agreement to be dated as of the Effective Date between the Company, the Trustees and the Collateral Agent.

"**Consolidated Cash Flow Available for Fixed Charges**" of any Person means, for any period, the Consolidated Net Income for such period increased (without duplication and only to the extent the following were deducted, or in the case of clause (v) included, in calculating Consolidated Net Income for such period) by the sum of (i) Consolidated Interest Expense of such Person for such period, plus (ii) Consolidated Income Tax Expense of such Person for such period, plus (iii) the consolidated depreciation and amortization expense included in the income statement of such Person for such period, plus (iv) other non-cash charges of such Person for such period deducted from consolidated revenues in determining Consolidated Net Income for such period, minus (v) non-cash items of such Person for such period increasing consolidated revenues in determining Consolidated Net Income for such period.

"**Consolidated Income Tax Expense**" of any Person means, for any period, the consolidated provision for income taxes of such Person for such period calculated on a consolidated basis in accordance with generally accepted accounting principles.

"**Consolidated Interest Expense**" for any Person means, for any period, the consolidated interest expense included in a consolidated income statement (without deduction of interest income) of such Person for such period calculated on a consolidated basis in accordance with generally accepted accounting principles, including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of Debt discounts; (ii) commitment or standby fees with respect to Debt; (iii) any payments or fees with respect to letters of credit, bankers' acceptance or similar facilities; (iv) fees with respect to interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements; (v) Preferred Stock dividends of such Person (other than with respect to Redeemable Stock) declared and paid or payable; (vi) accrued Redeemable Stock dividends of such Person and all Restricted Subsidiaries of such Person, whether or not declared or paid; (vii) interest on Debt guaranteed by such Person; and (viii) the portion of any rental obligation arising under a Capital Lease Obligation allocable to interest expense.

"**Consolidated Net Income**" of any Person means, for any period, the consolidated net income (or loss) of such Person for such period determined on a consolidated basis in accordance with generally accepted accounting principles; provided that there shall be excluded therefrom (a) the net income (or loss) of any Person acquired by such Person or a Restricted Subsidiary of such Person in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (but not net loss) of any Restricted Subsidiary of such Person which is subject to restrictions which prevent the payment of dividends or the making of distributions to such Person to the extent of such restrictions, (c) the net income (or loss) of any Person that is not a Restricted Subsidiary of such Person except to the extent of the amount of dividends or other distributions actually paid to such Person by such other Person during such period, (d) gains or losses on Asset Dispositions by such Person or its Restricted Subsidiaries, (e) all extraordinary gains and extraordinary losses, (f) the cumulative effect of changes in accounting principles in the year of adoption of such changes, and (g) the tax effect of any of the items described in clauses (a) through (f) above.

"**Consolidated Net Worth**" of any Person means at any date of determination, shareholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of such Person and its Restricted Subsidiaries (which shall be as of a date not more than 120 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), less any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Debt, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of Capital Stock of such Person or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments).

"**Debt**" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including such obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination, (vii) every net obligation under Interest Rate or Currency Protection Agreements of such Person and (viii) every obligation of the type referred to in clauses (i) through (vii) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or for which such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise; *provided* that the amount outstanding at any time of any Debt issued with original issue discount is the face amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at the time of its issuance as determined in conformity with GAAP.

"**Default**" means any act, event or condition which is, or after notice or passage of time or both would be, an Event of Default.

"**Disqualified Stock**" of any Person means any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final Stated Maturity of the Secured Notes.

"**Effective Date**" means the date on which the reorganization of the Company pursuant to the plan of arrangement under the Canadian Business Corporation Act is consummated.

"**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended, or any successor provision thereto.

"**generally accepted accounting principles**" or "**GAAP**" means, as at any date of determination, generally accepted accounting principles in effect in Canada (unless otherwise indicated) and which are applicable as of the date of determination.

"**guarantee**" or "**Guarantee**" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing, or having the economic effect of guaranteeing, any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "guaranteed, "guaranteeing" and "guarantor" shall have meanings correlative to the foregoing) *provided, however,* that the guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

"**Holder**" or "**Noteholder**" means the Person in whose name a Secured Note is registered on the Registrar's books.

"**Incur**" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable," and "Incurring" shall have meanings correlative to the foregoing); *provided, however,* that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt and *provided further* that a Guarantee otherwise permitted by the Indenture to be incurred by the Company or any of its Restricted Subsidiaries of Debt incurred by the Company or a Restricted Subsidiary in compliance with the terms of the Indenture shall not constitute a separate Incurrence of Debt.

"**Independent Investment Banker**" shall mean a primary dealer in U.S. Government Obligations in New York City selected by the Company.

"**Interest Rate or Currency Protection Agreement**" of any Person means any interest rate protection agreement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements), and/or other types of interest hedging agreements, and any currency protection agreement (including foreign exchange contracts, currency swap agreements or other currency hedging arrangement).

"**Investment**" by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) to, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person.

"**Lien**" means with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

"**Net Available Proceeds**" means, (a) with respect to any Asset Disposition, the proceeds of such Asset Disposition in the form of cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of Debt or other obligations relating to such properties or assets) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses Incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition, (ii) all payments made by such Person or its Restricted Subsidiaries on any Debt which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person or joint ventures as a result of such Asset Disposition and (iv) appropriate amounts to be provided by such Person or any Restricted Subsidiary thereof, as the case may be, as a reserve in accordance with generally accepted accounting principles against any liabilities associated with such assets and retained by such Person or any Restricted Subsidiary thereof, as the case may be, after such Asset Disposition, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with such Asset Disposition, in each case as determined by the Board of Directors, in its reasonable good faith judgment evidenced by a resolution of the Board of Directors filed with the Trustees; *provided, however*, that any reduction in such reserve within twelve months following the consummation of such Asset Disposition will be treated for all purposes of the Indenture and the Notes as a new Asset Disposition at the time of such reduction with Net Available Proceeds equal to the amount of such reduction; and (b) with respect to any capital contribution or issuance or sale of Capital Stock, options, warrants or other rights to acquire Capital Stock or Debt, the proceeds of such capital contribution or issuance or sale in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees Incurred in connection with such issuance or sale and net of taxes or payable as a result thereof.

"**Offer to Purchase**" means a written offer (the "**Offer**") sent by the Company by first class mail, postage prepaid, to each Holder at his address appearing in the Security Register on the date of the Offer, offering to purchase up to the principal amount of Secured Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "**Expiration Date**") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the "**Purchase Date**") for purchase of Secured Notes within five Business Days after the Expiration Date. The Company shall notify the U.S. Trustee at least 15 Business Days (or such shorter period as is acceptable to the U.S. Trustee prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the U.S. Trustee in the name and at the expense of the Company. The Offer shall contain information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will enable such holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include (i) the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the Trustees pursuant to the Indenture (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in the Company's business subsequent to the date of the latest of such financial statements referred to in clause (i) (including a description of the events requiring the Company to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring the Company to make the Offer to Purchase and (iv) any other information required by applicable law to be included therein). The Offer shall contain all instructions and materials necessary to enable such Holders to tender Secured Notes pursuant to the Offer to Purchase. The Offer shall also state:

(1) the section of the Indenture or the provision of the Secured Notes pursuant to which the Offer to Purchase is being made;

(2) the Expiration Date and the Purchase Date;

(3) the aggregate principal amount of the outstanding Secured Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such

amount has been determined pursuant to certain provisions in the Indenture) (the "**Purchase Amount**");

(4) the purchase price to be paid by the Company for each Note accepted for payment (as specified pursuant to the Indenture) (the "**Purchase Price**");

(5) that the Holder may tender all or any portion of the Secured Notes registered in the name of such Holder and that any portion of a Secured Note tendered must be tendered in an integral multiple of U.S.$1,000 principal amount at maturity;

(6) the place or places where Secured Notes are to be surrendered for tender pursuant to the Offer to Purchase;

(7) that interest, if any, including Additional Amounts, if applicable, on any Secured Note tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

(8) that on the Purchase Date, the Purchase Price will become due and payable upon each Secured Note being accepted for payment pursuant to the Offer to Purchase and that interest, if any, including Additional Amounts, if any, thereon shall cease to accrue on and after the Purchase Date;

(9) that each Holder electing to tender a Secured Note pursuant to the Offer to Purchase will be required to surrender such Secured Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Secured Note being, if the Company or a Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustees duly executed by, the Holder thereof or his attorney duly authorized in writing);

(10) that Holders will be entitled to withdraw all or any portion of Secured Notes tendered if the Company (or its Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Secured Note the holder tendered, the certificate number of the Secured Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of such holder's tender;

(11) that (a) if Secured Notes with an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Secured Notes and (b) if Secured Notes with an aggregate principal amount in excess of the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount at maturity equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of U.S.$1,000 principal amount at maturity or integral multiples thereof shall be purchased); and

(12) that in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the U.S. Trustee shall authenticate and deliver to the holder of such Note without service charge, a new Secured Note or Secured Notes, of any authorized denomination as requested by such holder, in an aggregated principal amount equal to and in exchange for the unpurchased portion of the Secured Note so tendered.

"**pari passu**" when used with respect to the ranking of any Debt of any Person in relation to other Debt of such Person, means that each such Debt (a) either (i) is not subordinate in right of payment to the same Debt of such Person or (ii) is subordinate in right of payment to the same Debt of such Person as is the other and is so subordinate to the same extent and (b) is not subordinate in right of payment to the other or to any Debt of such Person as to which the other is not so subordinate.

"**Permitted Holders**" means Sprint USA and its Affiliates, Ontario Teachers' Pension Plan Board and its Affiliates, and Synergy Extreme Canadian Equity Fund and its Affiliates.

"**Permitted Interest Rate or Currency Protection Agreement**" of any Person means any Interest Rate or Currency Protection Agreement entered into with one or more financial institutions in the ordinary course of business that is designed to protect such Person against fluctuations in interest rates or currency exchange rates and which in the case of interest rate agreements shall have a notional amount no greater than the payments due with respect to the Debt being hedged thereby, or in the case of currency protection agreements, against currency fluctuations in the ordinary course of business.

"**Permitted Investments**" means (i) Cash Equivalents; (ii) Guarantees issued in accordance with "— Certain Covenants — Limitations on Debt"; (iii) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits and prepaid expenses made in the ordinary course of business; (iv) bonds, notes, debentures or other debt securities received as a result of Asset Dispositions permitted under "— Certain Covenants — Limitation on Certain Asset Dispositions"; (v) Investments in existence on the Effective Date; (vi) commission, payroll, travel and similar advances to employees in the ordinary course of business to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; and (vii) stock, obligations or securities received in satisfaction of judgments, settlements of debts owing to the Company or any Restricted Subsidiary as a result of bankruptcy or insolvency proceedings or upon foreclosure or enforcement of any Lien in favor of the Company or any Restricted Subsidiary, each case as to Debt owing to the Company or a Restricted Subsidiary that arose in the ordinary course of business of the Company or such Restricted Subsidiary.

"**Permitted Telecommunications Investment**" means an Investment in an entity engaged in a telecommunications business.

"**Person**" means an individual, partnership, corporation, unincorporated organization, limited liability company, trust or joint venture, governmental agency or political subdivision thereof or other entity.

"**Preferred Stock**" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock or any other class of such Person.

"**Principal Subsidiary**" means any Subsidiary of the Company that, together with all of its Subsidiaries, (x) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company or (y) as at the end of such fiscal year, owned more than 10% of the consolidated assets of the Company.

"**Public Equity Offering**" means a public offering of Capital Stock (other than Disqualified Stock) of the Company pursuant to (i) an effective registration statement under the 1933 Act (other than public officers on Form S-4, F-4 or S-8) or (ii) a public offering or placement outside the United States and/or pursuant to Rule 144A under the 1933 Act.

"**Qualified Receivables Transaction**" means any transaction or series of transactions entered into by the Company or any of the Restricted Subsidiaries under which the Company or any of Restricted Subsidiaries sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Company or any of Subsidiaries, which transfer may be effected through the Company or one or more Subsidiaries), (b) another Person constituting a special purpose entity that is bankruptcy remote and/or (c) any other Person (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any accounts receivable, instruments, chattel paper, general intangibles and similar assets (whether now existing or arising in the future, the "**Receivables**") of the Company or any of the Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Receivables, all contracts, contract rights and all guarantees or other obligations in respect of the Receivables, proceeds of the Receivables and any other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions of this type; *provided that* a Receivables Subsidiary participating in a Qualified Receivables Transaction shall meet the requirements set forth in the definition of Receivables Subsidiary.

"**Receivables Subsidiary**" means a Restricted Subsidiary which engages in no activities other than in connection with the financing of Receivables and that is designated by the Board of Directors of the

Company (as provided below) as a Receivables Subsidiary, no portion of the Debt or any other obligations (contingent or otherwise) of which:

(i) is guaranteed by the Company or any Restricted Subsidiary (excluding guarantees of Obligations (other than the principal of, and interest on, Debt) pursuant to representations, warranties, convenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivable Transaction);

(ii) is recourse to or obligates the Company or any Restricted Subsidiary in any way other than pursuant to representations, warranties, covenants and indemnities customarily entered into a connection with a Qualified Receivables Transaction;

(iii) subjects any property or asset of the Company or any Restricted Subsidiary (other than accounts receivable and related assets as provided in the definition of "Qualified Receivables Transaction"), directly or indirectly, contingency or otherwise, to the satisfaction of such Debt, other than pursuant to the representations, warranties, covenants and indemnities customarily entered into in connection with a Qualified Receivables Transaction; or

(iv) with which neither the Company nor any Restricted Subsidiary have any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates, other than as may be customary in a Qualified Receivables Transaction including for fees payable in the ordinary course of business in connection with servicing accounts receivable; and with which neither the Company nor any Restricted Subsidiary of has any obligation to maintain or preserve such Subsidiary's financial condition or cause such Subsidiary to achieve certain levels of operating results.

"**Redeemable Stock**" of any Person means any equity security of such Person that by its terms or otherwise is required to be redeemed prior to the final Stated Maturity of the Secured Notes or is redeemable at the option of the holder thereof at any time prior to the final Stated Maturity of the Secured Notes.

"**Related Person**" of any Person means any other Person directly or indirectly owning, to the knowledge of the Company, (a) 5% or more of the outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 5% or more of the equity interest in such Person) or (b) 5% or more of the combined voting power of the Voting Stock of such Person.

"**Restricted Subsidiary**" means any Subsidiary of the Company, whether existing on or after the date of the Indenture, other than an Unrestricted Subsidiary.

"**Sale and Leaseback Transaction**" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person for a term of more than 30 months of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

"**Security Agreements**" means the Company Security and Pledge Agreement, the Subsidiary Guarantor Security and Pledge Agreements and any other document that secures the Securities.

"**Senior Secured Facilities**" means any agreements by the Company and/or one or more Restricted Subsidiaries providing for the making of loans, the issuance of letters of credit and/or the creation of bankers' acceptances and which may be secured by a Lien or Liens on the property and assets of the Company and/or one or more Restricted Subsidiaries.

"**Stated Maturity**" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and

(ii) with respect to any scheduled installment of principal of, or interest on, any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

"**Subordinated Debt**" with respect to the Secured Notes or a Subsidiary Guarantee means Debt of the Company or a Subsidiary Guarantor as to which the payment of principal of (and premium, if any) and interest and other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Secured Notes or such Subsidiary Guarantee, as applicable, to at least the following extent: (i) no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be permitted for so long as any default in the payment of principal (or premium, if any) or interest on the Secured Notes or on such Subsidiary Guarantee exists; (ii) in the event that any Default or Event of Default exists with respect to the Secured Notes or such Subsidiary Guarantee, upon notice by 25% or more in principal amount of the Secured Notes outstanding at such time to the Trustees, the Trustees shall have the right to give notice to the Company and the holders of such Debt (or trustees or agents thereof) of a payment blockage, and thereafter no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for a period of 179 days from the date of such notice; and (iii) such Debt shall not (x) provide for payments of principal of such Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by the Company or such Subsidiary Guarantor (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder) in each case prior to the final Stated Maturity of the Secured Notes or (y) permit redemption or other retirement (including pursuant to an offer to purchase made by the Company) of such other Debt at the option of the holder prior to the final Stated Maturity of the Secured Notes, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase made by the Company) which is conditioned upon a change of control of the Company.

"**Subsidiary**" of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

"**Subsidiary Guarantee**" means, individually, any Guarantee of payment of the Secured Notes by a Subsidiary Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees.

"**Subsidiary Guarantor**" means each Restricted Subsidiary of the Company in existence on the Execution Date and any Restricted Subsidiary created or acquired by the Company after the Execution Date, other than a Receivable Subsidiary.

"**Subsidiary Guarantor Security and Pledge Agreement**" means the Security and Pledge Agreement to be dated as of the Effective Date between one or more of the Subsidiary Guarantors, the Trustees and the Collateral Agent.

"**Tangible Assets**" of any Person means, at any date, the gross book value as shown by the accounting books and records of such Person of all its property both real and personal, less (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (ii) unamortized Debt discount and expenses, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which in accordance with generally accepted accounting principles should be provided in connection with the business conducted by such Person, *provided*, *however*, that, with respect to the Company and its Restricted Subsidiaries, adjustments following the date of this Indenture to the accounting books and records of the Company and its Restricted Subsidiaries in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto), or comparable standards in Canada, or otherwise resulting from the acquisition of control ~~of~~ the Company by another person shall not be given effect.

"**U.S. Government Obligations**" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the Company's option.

"**Unrestricted Subsidiary**" means (i) any Subsidiary designated as such by the Board of Directors of the Company, pursuant to a Board Resolution delivered to the Trustees, as set forth below where (a) neither the Company nor any of its other Subsidiaries (other than another Unrestricted Subsidiary) (1) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or (2) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary, and (b) no default with respect to any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company and its Subsidiaries (other than another Unrestricted Subsidiary) to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary, *provided* that the Subsidiary to be so designated has total assets of U.S.$1,000 or less and *provided, further*, that the Company could make a Restricted Investment in an amount equal to the greater of the fair market value and book value of such Subsidiary pursuant to "Limitation on Restricted Investments" covenant and such amount is thereafter treated as a Restricted Investment for the purpose of calculating the aggregate amount available for Restricted Investments thereunder.

"**Voting Stock**" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

"**Wholly Owned Restricted Subsidiary**" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying class shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

DESCRIPTION OF EXISTING FINANCING ARRANGEMENTS

The Credit Facility

The Company terminated its treasury and operating facilities with a syndicate of banks led by The Toronto-Dominion Bank on July 26, 2001. The Company has less than $1 million in outstanding cash-collateralized letters of credit. The Company has no other outstanding credit facilities.

The Existing Senior Interest-Bearing Notes and Senior Discount Notes

In August 1997, Call-Net issued the Existing 2007 Senior Interest-Bearing Notes and Existing 2007 Senior Discount Notes pursuant to the 2007 Note Indenture dated August 22, 1997, as supplemented (the "**2007 Existing Senior Note Indenture**"), between Call-Net and Bankers Trust Company and CIBC Mellon Trust Company, as trustees. The aggregate cash proceeds from the sale of the Existing 2007 Senior Interest-Bearing Notes were Cdn.$100 million which, after underwriting and issue costs, resulted in net proceeds to the Company of approximately Cdn.$98 million; and from the sale of the Existing 2007 Senior Discount Notes were Cdn.$242 million (U.S.$175 million) which, after underwriting and issue costs, resulted in net proceeds to Call-Net of approximately Cdn.$236 million (U.S.$171 million). The Existing 2007 Senior Interest-Bearing Notes and Existing 2007 Senior Discount Notes mature in August 2007.

The Existing 2007 Senior Discount Notes carry a 9.27% coupon payable semi-annually and were issued at a 36.6% discount to their principal amount to yield 9.27% per annum. No cash interest is payable on the Existing 2007 Senior Discount Notes prior to August 15, 2003 after which cash interest will accrue on the face amount. The Existing 2007 Senior Interest-Bearing Notes were issued at par and carry an 8⅜% coupon payable semi-annually.

In July 1998, Call-Net issued the Existing 2008 Senior Interest-Bearing Notes and the Existing 2008 Senior Discount Notes pursuant to an Indenture dated July 24, 1998, as supplemented, (the "**2008 Existing Senior Note Indenture**") between Call-Net and Bankers Trust Company and CIBC Mellon Trust Company, as trustees. The aggregate cash proceeds from the sale of the Existing 2008 Senior Interest-Bearing Notes were Cdn.$257 million (U.S.$174 million) which, after underwriting and issue costs, resulted in net proceeds to Call-Net of approximately Cdn.$251 million (U.S.$170 million); and from the sale of the Existing 2008 Senior Discount Notes were Cdn.$414 million (U.S.$280 million) which, after underwriting and issue costs, resulted in net proceeds to Call-Net of approximately Cdn.$401 million (U.S.$273 million). The Existing 2008 Senior Interest-Bearing Notes and Existing 2008 Senior Discount Notes mature in August 2008.

The Existing 2008 Senior Discount Notes carry a 8.94% coupon payable semi-annually and were issued at a 35.8% discount to their principal amount to yield 8.94% per annum. No cash interest is payable on the Existing 2008 Senior Discount Notes prior to August 15, 2003 after which cash interest will accrue on the face amount. The Existing 2008 Senior Interest-Bearing Notes carry an 8% coupon payable semi-annually.

In May 1999, Call-Net issued the Existing 2009 Senior Interest-Bearing Notes and Existing 2009 Senior Discount Notes pursuant to an Indenture dated May 7, 2009, as supplemented, (the "**2009 Existing Senior Note Indenture**") between Call-Net and Bankers Trust Company and CIBC Mellon Trust Company, as trustees. The aggregate cash proceeds from the sale of the Existing 2009 Senior Interest-Bearing Notes were Cdn.$653 million (U.S.$449 million) which, after underwriting and issue costs, resulted in net proceeds to Call-Net of approximately Cdn.$637 million (U.S.$439 million); and from the sale of the Existing 2009 Senior Discount Notes were Cdn.$330 million (U.S.$227 million) which, after underwriting and issue costs, resulted in net proceeds to Call-Net of approximately Cdn.$321 million (U.S.$221 million). The Existing 2009 Senior Interest-Bearing Notes and Existing 2009 Senior Discount Notes mature on May 15, 2009.

The Existing 2009 Senior Discount Notes carry a 10.8% coupon payable semi-annually and were issued at a 59% discount to their principal amount to yield 10.8% per annum. No cash interest is payable on the 2009 Existing Senior Discount Notes prior to November 15, 2004 after which cash interest will accrue on the face amount. The Existing 2009 Senior Interest-Bearing Notes carry an 9⅜% coupon payable semi-annually.

The foregoing summary describes certain provisions of the 2007, 2008 and 2009 Existing Senior Note Indentures but does not purport to be complete and is subject to and is qualified by reference to the 2007, 2008 and 2009 Existing Senior Note Indentures.

THE STATED CAPITAL REDUCTION

The Existing Shareholders will be asked to approve the Stated Capital Resolution at the Shareholders' Meeting. It is proposed that the Company's stated capital be reduced by an aggregate amount of approximately $1,136 million to an aggregate of $200 million such amount to be allocated on a proportionate basis among the Existing Shares.

The CBCA permits a corporation to reduce its stated capital for any purpose and by any amount, subject to certain statutory tests being met. It is proposed that the aggregate stated capital account maintained in respect of the Existing Shares be reduced by such amount as is required to reduce the stated capital attributable to the Existing Shares to $200 million. Call-Net's management estimates that the aggregate amount of such stated capital reduction is $1,136 million. The proposed reduction in stated capital will not change the total amount of shareholders' equity from that shown on Call-Net's financial statements, nor will it adversely affect any debt-to-equity ratio. No money or other assets of Call-Net will be distributed to shareholders in connection with the reduction of stated capital.

Existing Shareholders will be asked to pass the resolution set forth in Schedule "B" to this Circular as a special resolution under section 38 of the CBCA. A special resolution requires the approval of at least 66⅔% of votes cast by shareholders present in person or voting by proxy at the Shareholders' Meeting.

MANAGEMENT'S RESPONSIBILITY STATEMENT

The Unaudited Pro Forma Consolidated Balance Sheet has been prepared by management from the Audited Consolidated Balance Sheet of Call-Net Enterprises Inc. for the year ended December 31, 2001. In the opinion of the management of Call-Net Enterprises Inc., this Unaudited Pro Forma Consolidated Balance Sheet includes all adjustments necessary for fair presentation. The Unaudited Pro Forma Consolidated Balance Sheet gives effect as at December 31, 2001 to the implementation of the Arrangement described elsewhere in this Circular. The Arrangement is subject to amendment and approval.

William W. Linton
President and Chief Executive Officer

Randall C. Benson
Senior Vice President and Chief Financial Officer

COMPILATION REPORT

To The Directors of
CALL-NET ENTERPRISES INC.

We have reviewed, as to compilation only, the accompanying Unaudited Pro Forma Consolidated Balance Sheet of Call-Net Enterprises Inc. as at December 31, 2001 prepared for inclusion in this Circular. In our opinion, the Unaudited Pro Forma Consolidated Balance Sheet has been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
February 22, 2002

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying Unaudited Pro Forma Consolidated Balance Sheet.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
February 22, 2002

PRO FORMA CONSOLIDATED BALANCE SHEET

As at December 31, 2001
(Unaudited)

	Pre-Transaction December 31, 2001	Plan of Arrangement Adjustments	Post Transaction December 31, 2001
		(in millions of Canadian dollars)	
ASSETS			
Cash and cash equivalents	15.5	10.0 (2)(6)	25.5
Short-term investments	320.4	(130.5)(1)	189.9
Accounts receivable	133.7	—	133.7
Other current assets	59.4	—	59.4
Total current assets	529.0	(120.5)	408.5
Capital assets	754.7	—	754.7
Other assets	324.6	(193.0)(3)	131.6
Total assets	1,608.3	(313.5)	1,294.8
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)			
Accounts payable and accrued liabilities	251.3	—	251.3
Future income tax liability	36.8	—	36.8
Long-term debt	2,587.3	(1,986.9)(1)	600.4
Shareholders' equity (deficiency)	(1,267.1)	1,673.4 (*)	406.3
Total liabilities and shareholders' equity (deficiency)	1,608.3	(313.5)	1,294.8

* *See accompanying notes*

On Behalf of the Board:

Lawrence G. Tapp
Director

Peter Y. Tanaka
Director

NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET

(millions of Canadian dollars)
(Unaudited)

The Unaudited Pro Forma Consolidated Balance Sheet (the "**Pro Forma Balance Sheet**") is intended to reflect what the consolidated financial position of the Company would have been as at December 31, 2001 if the Arrangement, the Sprint Agreement and the Sprint Investment had been implemented on that date. The Arrangement is subject to amendment and approval. The Sprint Agreement and the Sprint Investment are conditional on the implementation of the Arrangement. The information presented below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Audited Consolidated Financial Statements.

The Pro Forma Consolidated Balance Sheet reflects:

(1) Under the Arrangement, the Noteholders shall be entitled to receive a combination of (i) U.S.$81.9 cash from the Noteholders' Cash Pool which amount shall be adjusted to reflect interest earned thereon at the BA Rate from January 1, 2002 to the Effective Date as well as the Paid Interest Amount, (ii) New Common Shares or New Class B Non-Voting Shares from the Noteholders' Pool of New Shares and (iii) U.S.$377.0 Secured Notes determined in each case, based on the Noteholders' Pro Rata Share. The portion of the above exchange consideration available to holders of Existing Senior Interest-Bearing Notes shall be reduced based on the interest paid to such holders from December 31, 2001 to the Effective Date.

The above exchange consideration amounts denoted in U.S.$ have been translated at the December 31, 2001 noon buying rate of $1.5926 per U.S.$1.00 and are also not adjusted for any amounts paid to Noteholders after December 31, 2001.

(2) The estimated fees, costs and expenses in connection with completion of the Arrangement of $15.0 as a use of cash and a component in determining the gain on retirement of the long-term debt.

(3) The write-off of the unamortized balance of deferred financing costs and realization of deferred foreign exchange on the Existing Notes.

(4) The exchange of all issued Common Shares for New Common Shares and all issued Class B Non-Voting Shares and Class C Non-Voting Shares for New Common Shares or New Class B Non-Voting Shares.

(5) The use of unrecorded tax loss carry forward balances against the gain on the retirement of the long-term debt.

(6) The receipt of $25.0 from the Sprint Investment and the issuance of the related New Class B Non-Voting Shares.

(7) The issuance of one New Preferred Share for one Canadian dollar as part of the consideration for the entering into the Sprint Agreement by Sprint U.S.

The Company is anticipating net losses during the period from January 1, 2002 until the Effective Date of the Arrangement that will reduce the shareholders' equity (deficiency) at the Effective Date of the Arrangement.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following tables set forth certain financial and operating data for the periods indicated and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Audited Consolidated Financial Statements. The Company prepares its Consolidated Financial Statements in accordance with Canadian GAAP, which differs in some significant respects from U.S. GAAP. See Note 20 to the Audited Consolidated Financial Statements for a discussion of the differences between Canadian GAAP and U.S. GAAP, included as Appendix "G" to this Circular.

	Year Ended December 31,				
	1997	1998[1]	1999	2000	2001
	(in millions of Canadian dollars, except ratios, per share and operating data)				
Statement of Income (Loss) Data					
Canadian GAAP					
Revenue	$ 920.9	$1,227.6	$1,284.2	$1,250.2	$ 928.4
Carrier charges	505.7	787.7	871.2	844.6	508.9
Gross profit	415.2	439.9	413.0	405.6	419.5
Operating costs	324.7	380.2	408.3	375.5	284.7
EBITDA before unusual items[2][3]	90.5	59.7	4.7	30.1	134.8
Unusual items[3]	—	81.7	4.2	127.3	1,103.6
EBITDA[2]	90.5	(22.0)	0.5	(97.2)	(968.8)
Depreciation and amortization	46.6	111.7	206.2	230.7	213.1
Interest on long-term debt	40.0	99.9	175.1	205.1	223.5
Interest and other income (expense)	12.4	(1.8)	25.1	30.9	(4.0)
Net income (loss)	16.3	(236.7)	(399.3)	(451.8)	(1,401.5)
Earnings (loss) per share[4]	0.31	(3.32)	(4.42)	(5.00)	(15.49)
U.S. GAAP					
EBITDA[2][5]	90.5	4.3	0.5	(158.9)	(993.9)
Net income (loss)[5]	16.3	(214.2)	(311.1)	(587.9)	(1,538.9)
Balance Sheet Data (at end of period):					
Canadian GAAP					
Total assets	$1,053.5	$2,828.3	$3,280.9	$2,911.3	$ 1,608.3
Long-term debt	564.9	1,332.7	2,149.9	2,313.1	2,587.3
Shareholders' equity (deficiency)	290.6	984.4	586.2	134.4	(1,267.1)
U.S. GAAP					
Total assets[6]	1,092.3	3,050.6	3,393.3	2,894.9	1,445.3
Shareholders' equity (deficiency)[6]	312.3	1,027.0	698.6	109.0	(1,430.1)
Other Financial Data:					
Canadian GAAP					
Revenue from business customers	$ 415.8	$ 682.9	$ 865.4	$ 934.9	$ 711.9
Revenue from residential customers	505.1	544.7	418.8	315.3	216.5
Gross margins as a % of revenue	45.1%	35.8%	32.2%	32.4%	45.2%
Operating costs as a % of revenue	35.3%	31.0%	31.8%	30.0%	30.7%
Capital expenditures	$ 104.3	$ 346.7	$ 591.0	$ 192.4	$ 101.5
Operating Data:					
Net capital assets	$ 242.6	$ 953.1	$1,247.2	$ 858.7	$ 754.7
Net capital assets as a % of revenue[7]	24.0%	67.7%	99.8%	71.2%	87.7%
Fibre route miles[8]	1,245	16,200	16,200	12,800	12,200

(1) The results for 1998 include the impact of the ƒONOROLA acquisition, which occurred on June 27, 1998. See "Call-Net Enterprises Inc. — Acquisitions and Dispositions — The ƒONOROLA Acquisition".

(2) EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization. The Company believes that EBITDA is a standard measure of performance that is commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and capitalization relative to other companies in its industry. These indicators should not be considered as a substitute or alternative for net income or cash flow.

(3) Unusual items for the years ended December 31, 1999, 2000 and 2001 are summarized below. These unusual items are more fully described in Management's Discussion and Analysis and in Note 15 to the December 31, 2001 Audited Consolidated Financial Statements.

Years Ended December 31, 1999, 2000 and 2001	1999	2000	2001
Writedown of goodwill	—	—	1,071.1
Loss on closure of subsidiary	—	—	21.2
Special charge for realignment of resources and Special Shareholders' meeting	71.1	84.9	17.4
Loss (gain) on sale of capital assets	—	62.3	(6.1)
Gain on sale of various subsidiaries	—	(19.9)	—
Gain on sale of Microcell Telecommunications Inc.	(66.9)	—	—
Unusual items	4.2	127.3	1,103.6

(4) Effective January 1, 2001, the Company retroactively changed its method of accounting for earnings per share from the imputed interest method to the treasury stock method as required by the Canadian Institute of Chartered Accountants' Section 3500, Earnings per Share. There was no impact to the calculation of fully diluted earnings per share for the periods presented.

(5) U.S. GAAP requires: (i) the recognition of compensation expense in respect of certain stock options granted; (ii) recognition of unrealized gains and losses from translation of foreign currency monetary assets and liabilities with terms in excess of one year; (iii) capitalization of certain integration costs in connection with an acquisition; (iv) capitalization of interest expense as part of the cost of constructing capital assets; and (v) the recognition of changes in tax rates when enacted. These are the only significant differences between the Company's EBITDA and net income (loss) under U.S. GAAP and the respective amounts under Canadian GAAP.

(6) U.S. GAAP requires: (i) capitalization of certain integration costs in connection with an acquisition; (ii) recognition of unrealized gains and losses from translation of foreign currency monetary assets and liabilities with terms in excess of one year; (iii) capitalization of interest expense as part of constructing capital assets; and (iv) recognition of unrealized gains on investment available for sale; and (v) recognition of future tax asset and liabilities at enacted tax rates. These are the only significant differences between the Company's total assets and shareholders' equity under U.S. GAAP and the respective amounts under Canadian GAAP.

(7) Reflects the end of period revenue run rate for each period. This is defined as four times the last quarter revenues for such period, compared with period end balance sheet.

(8) Includes both "lit" and operational and non-operational "dark" fibre route miles.

Selected Quarterly Information

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2001	2000	2001	2000	2001	2000	2001	2000
	(in millions of Canadian dollars, except percentages and per share data)							
Statement of Operations								
Revenue	263.1	325.4	227.2	320.3	223.0	303.1	215.1	301.4
Gross Profit %	46.3%	31.6%	48.5%	32.8%	46.1%	32.6%	39.2%	32.8%
EBITDA before unusual items	36.9	0.2	40.2	6.8	37.1	10.4	20.6	12.7
Unusual items	—	—	8.0	—	1,095.6	62.3	—	65.0
EBITDA	36.9	0.2	32.2	6.8	(1,058.5)	(51.9)	20.6	(52.3)
Net income(loss)	(76.3)	(100.7)	(74.7)	(95.7)	(1,168.1)	(117.3)	(82.4)	(138.1)
Earnings (loss) per share	(0.84)	(1.11)	(0.83)	(1.06)	(12.91)	(1.30)	(0.91)	(1.53)
Balance Sheet								
Working Capital	276.6	154.2	322.2	156.3	319.8	343.1	277.7	284.7
Total assets	2,928.3	3,202.5	2,661.0	3,164.1	1,625.1	3,102.1	1,608.3	2,911.3
Long-term debt	2,463.2	2,187.4	2,405.1	2,217.4	2,531.8	2,286.4	2,587.3	2,313.1
Shareholders' equity	58.1	485.5	(16.6)	389.8	(1,184.7)	272.5	(1,267.1)	134.4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis explains trends in Call-Net's financial condition and results of operations for the year ended December 31, 2001 compared with the operating results for the year ended December 31, 2000. It also includes a comparison of the results of operations for the year ended December 31, 2000 with the results for the year ended December 31, 1999. This discussion and analysis is intended to help investors and other readers understand the dynamics of Call-Net's business and the key factors underlying its financial results. The following discussion and analysis should be read in conjunction with the Audited Consolidated Financial Statements.

Certain statements in management's discussion and analysis constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Call-Net, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, demographic changes, regulation, major technology changes, timing and acceptance of product introductions, competition, and the ability of Call-Net to attract and retain key employees.

This discussion and analysis is based on Call-Net's financial statements which have been prepared in accordance with Canadian GAAP. The measures discussed herein are based on, or derived from, such Canadian GAAP financial statements and may be significantly different from the same measures that would be based on, or derived from, Call-Net's financial statements if they had been prepared in accordance with U.S. GAAP, including net income and EBITDA calculations. Therefore, this discussion should be read in conjunction with the disclosure regarding the reconciliation of Canadian GAAP to U.S. GAAP in Note 20 to the Audited Consolidated Financial Statements.

Overview

Since its inception in 1986, Call-Net has derived substantially all of its revenues from the sale of long distance and data services. With the formation of a strategic alliance with Sprint U.S. of Westwood, Kansas in 1993, Call-Net has offered these services primarily using the Sprint™ brand name. Call-Net's long distance and data services are offered in Canada to businesses and consumers. In 1998, Call-Net significantly increased its asset and revenue base when it acquired ƒONOROLA Inc., a leading facilities-based alternative provider of switched voice long distance and data services. In February 1999, Call-Net also entered the local phone services market in Calgary and made significant investments to enter eight other major Canadian urban markets. However, in 2000 Call-Net deferred its plan to become a national competitor in the local services market until such time as the pricing structure established by the CRTC was determined to be economic. As a result of the CRTC rebanding decision in April 2001 that significantly reduced the amount that incumbents can charge for access to local loops, Call-Net relaunched its local service initiative in Montreal, Toronto, Calgary and Vancouver. Also, in January 2001, Call-Net became the 100% owner of its previous joint venture, NorthPoint Canada. NorthPoint Canada was formed to market and provision high speed DSL services in Canada. The operations of NorthPoint Canada were integrated into Sprint Canada during 2001.

Based on its revenue for the year ended December 31, 2001, Call-Net estimates(1) that it has a 6.7% share of the $6.0 billion Canadian long distance services market, a 1.8% share of the $9.3 billion Canadian data services market, and a nominal share of the $8.5 billion Canadian local services market.

In 2000, Call-Net determined it needed to significantly shift its focus from top-line growth to bottom-line profitability. The primary components of this shift in focus were:

- a recognition that revenue and revenue growth must be accompanied with profits and long-term profitability;

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(1) Market share data is based on Call-Net's revenue and telecommunications market size data for 2001 from a recognized industry analyst. To estimate Call-Net's market share, Call-Net's revenue for the year ended December 31, 2001 was divided by the 2001 market size data. Market share data excludes all Call-Net revenue arising from business with other telecommunications companies, including with internet service providers.

- an increased emphasis on operating cost containment;
- a significantly reduced capital investment program, with an increased emphasis on making only those capital investments that provided a short pay-back period; and
- an improved liquidity position from the disposition of non-revenue producing assets.

In 2001, management established five key strategic objectives to build a strong business base for increasing future enterprise value. These objectives are:

- moving significantly towards cash flow self-sufficiency by further reducing operating and capital expenditures to appropriate levels;
- developing a practical and realistic business strategy that is executable in the current economic and business environment and supported broadly within the Company;
- obtaining fair regulatory relief so that Call-Net can compete on a level playing field over the long-term in the Canadian telecommunications markets;
- reaching a consensual agreement with Noteholders and Existing Shareholders that would deleverage the balance sheet and provide the financial and operational flexibility required to execute a favourable business strategy; and
- improving Call-Net's very important relationship with Sprint U.S., with the objective of extending and expanding on the 1993 technology and services agreement.

The following is a discussion of the progress Call-Net made in 2001 with respect to these objectives.

Move Towards Cash Flow Self-Sufficiency

In the first quarter, Call-Net revised its operating budget for the year to reduce capital and operating expenditures by $100 million. All capital projects were evaluated based on their certainty and timeliness of return. This simple scoring system allowed Call-Net to determine which projects it would proceed with, while not exceeding its financial resources. All operating expenses were also reviewed. This review resulted initially in a freeze on hiring and then a plan was developed and implemented on May 8, 2001 to reduce Call-Net's employee base by 15%, or approximately 300 employees. The majority of this downsizing was focused on head office positions to minimize the impact on sales and customer service. A stricter policy in respect of travel, entertainment and the use of consultants and temporary help was also established and actively enforced so that Call-Net's total operating expense would be kept in line with its revenue base, that was under substantial pricing pressure.

Assisted by these programs, Call-Net significantly reduced the cash consumed by the business in 2001. Cash used in operating activities and to acquire capital assets declined to $124.1 million in 2001 compared to $267.0 million in 2000. In fact, after the cash conservation program was fully implemented in the third quarter, Call-Net's liquid financial resources ("cash and short-term investments") increased by $2.9 million. While Call-Net used $26.6 million of liquid financial resources in the fourth quarter, the Company remains satisfied with the progress that was made toward cash self-sufficiency and in establishing a shift towards a company that focuses on both gross revenue and operating profitability.

Develop a Practical and Realistic Business Strategy

In addition to the need to build a strong financial base, the Company recognizes the importance of having a vision and a growth strategy that is executable and accepted by its employees, customers and suppliers. Accordingly, significant time and effort was spent in 2001 evaluating Call-Net's strengths and weaknesses as well as the opportunities and threats to the Company's business in the telecom sector. This evaluation and analysis included input from managers throughout the organization. After the analysis had been stress tested, Call-Net undertook an extensive program to communicate the strategy to all employees. The Company's subsequent surveys indicate a high degree of understanding, acceptance and alliance with the strategy.

The strategy focuses on exploiting Call-Net's existing network and customer base to the greatest possible extent by focusing investments and resources on customers within the Company's significant, primarily urban, geographic footprint. This "on-net" based strategy is designed to limit near-term capital investment, while maximizing gross margin.

Within this geocentric-based strategy, the Company will focus on high-end residential, small business and mid-size general business customers. Call-Net intends to meet the needs of these core customer segments by offering attractively priced simple bundles of products. These bundles will include a combination of local access, long distance and data/internet services including SDSL and ADSL. Two new sales teams are being hired and trained. One group will focus exclusively on the small and mid-size business. The other will focus on selling Sprint U.S.'s E|Solutions™ product set. The core business sales force will also be expanded. In total, 50 sales representatives will be hired to increase revenue, and in particular, data revenue. A telemarketing and print-based program will be used primarily to market Call-Net's new bundled local and upcoming ADSL offerings to residential customers.

For larger business customers, Call-Net will continue to offer its existing product suite augmented by value-added data-related services developed by Sprint U.S., such as its E|Solutions™ product set. For large national and multi-national customers, Call-Net's goal is to provide a seamless North American telecommunications solution.

Call-Net has fully integrated this "on-net" based strategy into all planning, budgeting and decision making processes throughout the organization.

Obtain Fair Regulatory Relief

On January 1, 2001, the new contribution regime announced by the CRTC on November 30, 2000 came into effect. This new regime, which Call-Net helped work to obtain, reduced the Company's carrier costs by approximately $72 million.

In April, the CRTC re-banding decision expanded the geographic areas that Call-Net can most economically compete in. More importantly the decision lowered the "local loop charge" which is the amount the Company pays the Incumbents monthly for the copper wires that run to its customers' homes or offices. The local loop charge was reduced in most urban areas by over 45% from just below $20 per month to less than $10. This reduction changed the economics of supplying local services and allowed Call-Net to once more begin marketing local bundled services to consumers and businesses in Montreal, Toronto, Calgary and Vancouver. Call-Net believes the decision also allowed it to develop a significant investment and growth opportunity in 2002 and beyond. Between April and the end of 2001, Call-Net added 33,400 local customers. In 2002, Call-Net intends to add an additional 150,000 local customers.

The economics of the local program was further enhanced by another CRTC decision in November 2001. This decision reduced the up-front administration fee Call-Net pays the Incumbents when it acquires one of their customers from an average of $87.50 per customer to $42.50. This reduction reduces the time necessary to recover acquisition costs from local customers by approximately two months and should save Call-Net an estimated $5 million in 2002.

Call-Net's strongest efforts for regulatory relief in 2001 related to the CRTC price cap hearings held in October and November. The results of these hearings will determine how much Call-Net will continue to pay for a wide variety of services from the Incumbents over at least the next four to five years. Call-Net submitted its case that the current $265 million it pays the Incumbents is excessive and counter to the CRTC's mandate to foster long-term telecommunications competition in Canada. While the CRTC is still considering the submission and those from other interested parties, Call-net believes that the CRTC will make a decision that reflects its pro-competition mandate and that the preponderance of evidence supports the need for significant relief. While Call-Net cannot predict what the CRTC decision will be, it believes that it is reasonably likely that the level of relief will be significant to operating results in 2002. In fact, Call-Net hopes the CRTC may recognize that a substantial reduction is fair, reasonable and needed to enhance the long-term viability of alternative carriers in Canada.

Deleverage the Balance Sheet

On February 9, 2001, Call-Net announced an exchange offer designed to permit Noteholders to exchange unsecured notes for secured notes. If completed, the offer would have been a significant first step in respect of deleveraging the balance sheet. When the offer did not receive significant Noteholder support, it was withdrawn on March 29, 2001.

However, recognizing the important benefits a successful deleveraging would provide to all stakeholders, Call-Net participated in a series of periodic discussions with an informal group of holders of Call-Net's Noteholders. The objective of these discussions was to determine if there was any common ground on which to build a negotiated deleveraging transaction.

The Plan of Arrangement evolved from the discussions in 2001 as a proposal capable of generating significant consensus among Call-Net's key Securityholders including the Existing Shareholders, the Noteholders and its commercial strategic partner — Sprint U.S. The Arrangement would provide a stronger base for the execution of its growth strategy. Based on statements of intention received, management of Call-Net believes that (i) Noteholders holding in excess of 50% of the Total Existing Note Value, and (ii) Existing Shareholders holding approximately 38% of the Existing Shares will support the Arrangement and will vote in favour of the Arrangement. If the Arrangement is implemented Call-Net will have successfully realized its objective to deleverage the balance sheet.

Improve the Important Relationship with Sprint U.S.

Call-Net spent much time and effort in the past year working with Sprint U.S. to establish a stronger long-term partnership. On July 17, 2001 Call-Net announced that Sprint Canada would market Sprint U.S.'s E|Solutions™ wide range of services throughout Canada. The Sprint U.S. E|Solutions™ product suite consists of a portfolio of services including web hosting and associated applications, internet co-location, e-commerce consulting and solutions development, leading edge network security as well as network management and performance reporting. This was the first major agreement between the two organizations in a number of years.

On January 24, 2002, subject to the implementation of the Plan of Arrangement, Sprint U.S. agreed in principle to enter into a new 10-year commercial agreement with Call-Net. This agreement will expand the business relationship between Call-Net and Sprint U.S. and enhance its current and future product offering. Under the agreement, Sprint U.S. will receive a 2.5% royalty on substantially all of Call-Net's revenue for the first five years, and a 2.0% royalty thereafter. The new commercial agreement also provides that Sprint U.S. will be issued one New Preferred Share, which carries with it the right to appoint two members to the Board of Directors. In addition, Sprint U.S. has also agreed, also subject to the implementation of the Plan of Arrangement, to invest $25 million for a 5% interest in new Call-Net equity, calculated on a post-arrangement basis.

Summary Overview

In summary, Call-Net views 2001 as a successful year in which it made significant progress on all five of its key objectives in the midst of a very hostile and competitive telecom marketplace. Call-Net believes it exited the year stronger and better positioned to succeed in the future. The Plan of Arrangement and the new Sprint U.S. agreement announced on February 20, 2002, if implemented, will significantly improve the base from which to execute its strategy and should allow Call-Net to grow in this highly competitive market place.

Operating Results

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue

For the year ended December 31, 2001, Call-Net's consolidated revenue was $928.4 million compared to $1.25 billion, a 25.7% decrease.

Revenue in 2002 is expected to continue to decline in the first quarter of 2002 before it begins to rise again in the second quarter. The decline in the first quarter is expected to be similar to the size of the sequential quarterly decline in the third and fourth quarters of 2001. Call-Net expects a decline primarily because of continued pressure on long distance pricing. As Call-Net is only beginning to ramp up its revenue growth initiatives, these initiatives will not immediately generate sufficient revenue to offset the decline in long distance revenue in the first half of 2002. However, by the end of the fourth quarter of 2002, Call-Net's goal is to have re-established a revenue growth trend.

Revenue from Business Customers

Call-Net's revenue from business customers decreased by 23.9% to $711.9 million in 2001 from $934.9 million in 2000. The total decline in business revenue of $223.0 million was a result of a $223.8 million decline in long distance revenue, a $2.9 million decline in data revenue and a $3.7 million increase in local service revenue.

Lower long distance minute volume accounted for $75.0 million of the reduction, while a reduction in the average revenue per long distance minute (price) accounted for $148.8 million. Approximately $95 million of the price reduction was related to a number of long-standing settlement agreements with other carriers that were revised to market rates in the first and second quarter of 2001. Revenue recognized under these contracts declined by 56.0% compared to 2000 because of the significant decline in market pricing. No further significant decline in settlement related revenue is expected in 2002. Excluding these contracts, the average revenue per minute declined by approximately 19.9% since last year. Lower long distance volume, caused by management's initiative to tighten credit and gross margin requirements, as well as a number of customers who were lost due to bankruptcy or insolvency also contributed to the drop in revenue.

Call-Net believes there is a risk that its revenue from business customers will continue to erode because of the very high level of price competition in the marketplace. Call-Net expects that the average revenue per minute for long distance will continue to fall. To mitigate this risk, Call-Net intends to introduce a number of new data product sets in 2002. Call-Net also intends to expand its sales force by up to 50 new sales representatives. A significant portion of these individuals will concentrate their efforts on the small and medium business customer, while a subset will focus on the Sprint U.S. E|Solutions™ product suite. Call-Net will also continue to take a disciplined approach to bidding on large corporate business by analyzing the proportion of the business it can carry on its network. Call-Net expects these efforts will result in revenue growth in data and local services in 2002.

Revenue from Residential Customers

Call-Net's revenue from residential customers declined by $98.8 million or 31.3% to $216.5 million from $315.3 million in 2000. A decline in long distance revenue of $89.0 million accounted for most of the decrease. Of the total decrease in long distance revenue, $83.8 million was due to a decrease in volume as a result of customer churn. Call-Net's decision to cancel the unprofitable fixed price unlimited long distance program resulted in a planned, but significant, reduction in its residential customer base. Long distance customers count declined by 182,000 during 2001. During the fourth quarter the customer count declined by 42,000.

Call-Net is at risk in the residential long distance market that customers will continue to leave to traditional competitors or to other new technological offerings and that prices will continue to fall. Call-Net intends to mitigate these risks by marketing its bundled local service offering out of an expanded number of co-locations in Incumbents' wire centres in Montreal, Toronto, Calgary and Vancouver. In addition, Call-Net intends to add co-locations in Quebec City, Ottawa, and Edmonton. In total Call-Net intends to open approximately 40 new co-locations by July 2002. These co-locations will increase the number of addressable residential lines by 1.1 million to a total of 4.0 million. Call-Net's objective for 2002 is to increase the local customers it services from the 53,600 at the end of 2001 to over 200,000 by the end of 2002.

Residential data revenue dropped by $12.9 million to $28.0 million from $40.9 million in 2000. This drop was primarily the result of a decrease of 38,000 dial-up internet customers, lost primarily to high-speed cable or ADSL offerings. Call-Net expects its revenue from internet customers will continue to erode until it has its own ADSL high-speed offering available. Call-Net's current plan is to have ADSL available in 94 co-locations by August 2002. The technology and know-how Call-Net expects to receive from Sprint U.S. will be of great assistance in mitigating the risk associated with rolling out this offering, including ~~the~~ ease of self-installation. Call-Net's objective is to have 12,000 SDSL and ADSL residential and SOHO customers by the end of 2002.

Local service revenue increased by $3.1 million to $18.2 million from $15.1 million in 2001. Call-Net ended the year with 53,600 local customers compared to 25,900 at the end of 2000. As noted above, Call-Net's plans call for up to an additional 150,000 local customers in 2002. Call-Net intends to reach this total by offering competitively priced bundles in most major urban centres in Canada. Call-Net will market these services using targeted newspaper advertisements as well as telemarketing.

Carrier Charges and Gross Profit

Carrier costs decreased from $844.6 million in 2000 to $508.9 million in 2001. The gross profit as a percentage of revenue improved from 32.4% to 45.2% in 2001. The improvement in gross profit as a percentage of revenue was primarily due to three factors:

- a $72 million reduction in the amount Call-Net paid on long distance revenue to support local telephone services under the contribution regime established by the CRTC as a result of a change in the taxing mechanism at January 1, 2001;
- a reduction in the standard rates used to price minutes swapped with other carriers under certain settlement agreements, mirroring an identical drop in business revenue; and
- ongoing efforts to reduce carrier costs by renegotiating agreements with other carriers and migrating off of leased facilities to the Company's own lines.

In the fourth quarter, Call-Net's gross profit as a percentage of revenue dipped from the third quarter of 2001 by 6.9% to 39.2%. This decline was primarily the result of the Company settling a number of long-standing disputes and agreeing the amounts due with non-domestic carriers in respect of a number of settlement agreements. Call-Net had established a reserve against these accounts that it believed was adequate. However, in the fourth quarter, the Company determined these reserves to be inadequate and an additional $8.5 million charge was required to maintain an appropriate reserve at year-end. Adding back this charge, Call-Net's gross margin would have been 43.2%.

As noted in the overview section, the entire industry is awaiting the price cap decision from the CRTC. Call-Net expects this decision to be favourable; however, there can be no assurance it will be and if relief is granted, how much it will be. Therefore it is exceedingly difficult to predict with any accuracy carrier costs beyond the first quarter. However, while Call-Net cannot predict what the CRTC decision will be, Call-Net believes that the CRTC will accept its position that significant relief is necessary to sustain long-term competition in Canada. Accordingly, Call-Net believes it is reasonably likely it will receive at least significant and possibly substantial relief on its annualized price cap related costs of $265 million.

Operating Costs

Operating costs declined by $90.8 million to $284.7 million from $375.5 million in 2000, a 24.2% decrease. Operating costs for 2001 represented 30.7% of consolidated revenue compared to 30.0% in 2000. Lower advertising, marketing and volume-related customer support costs, reduced administrative costs and improved bad debt experience all contributed to this significant decline in operating costs. The 15% or 300 employee workforce reduction announced and substantially completed on May 8, 2001 also contributed to lowering operating costs in 2001 compared to 2000.

As Call-Net intends to invest in growing revenue in 2002, it does not expect that operating expenses, particularly advertising and marketing expense, will continue to fall. Rather, Call-Net expects these costs and costs associated with customer care and provisioning will rise in 2002. Accordingly, operating costs as a percentage of revenue are expected to reach between 34% and 37% in the first half of 2002. However, as revenue is expected to grow in the second half of the year, operating costs, as a percentage of revenue, are then expected to drop to between 32% and 34%.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA is a financial metric used by many investors to compare companies in the telecommunications industry on the basis of operating results and the ability to incur and service debt. The disclosure of EBITDA is not intended to replace, but only augment, the discussion of financial results from operations or cash flow. Readers are cautioned that EBITDA as calculated by Call-Net in its Consolidated Financial Statements may not be comparable to similarly titled amounts reported by other companies.

EBITDA was negative $968.8 million in 2001, compared to negative $97.2 million in 2000. However, after adjusting for unusual items, EBITDA in 2001 was $134.8 million, a $104.7 million improvement over the $30.1 million in 2000. The improvement in EBITDA came from a number of sources, the largest of which was the change in the CRTC's contribution regime on January 1, 2001. The change lowered Call-Net's carrier charges by an estimated $72 million. However, Call-Net believes this change also contributed an indeterminable portion of the decline in long distance pricing. Consequently, Call-Net cannot accurately quantify the net benefit of the change in contribution rates and believes it is reasonably likely that other carrier cost reductions and the overall expenditure reduction program contributed at least an equal amount to the significant EBITDA improvement.

Included in unusual items in 2000, as further described in Note 15 to the Consolidated Financial Statements, were:

- a special charge of $84.9 million to write down redundant assets and other assets held for resale;
- a loss of $62.3 million on the sale of approximately 108,000 strand-miles of non-revenue producing optical fibre; and
- a gain of $19.9 million on the sale of various subsidiaries.

Included in unusual items in 2001, as further described in Note 15 to the Consolidated Financial Statements, were:

- a $1,071.1 million writedown of goodwill;
- a $21.2 million loss on the closure of Call-Net's wholly-owned subsidiary, ascenda Inc.;
- an $8.0 million special charge for severance, facility and lease termination;
- a $9.4 million provision for redundant assets; and
- a $6.1 million gain on the sale of capital assets.

Depreciation and Amortization

Depreciation and amortization decreased by 7.6% to $213.1 million from $230.7 million in 2000 primarily as a result of the writeoff of goodwill at the end of the third quarter. Depreciation of $135.9 million was in line with last year's $136.5 million as would be expected because Call-Net's capital investment program was below the amount of depreciation.

In 2002, the amount of amortization will decline further as there will be no amortization associated with goodwill. Furthermore, assuming Call-Net proceeds with the Plan of Arrangement, deferred finance costs totalling $36.8 million at December 31, 2001 would be extinguished. Therefore, Call-Net expects only its customer list, technology rights, product rights and trademarks would remain to be amortized after the first quarter of 2002. The amortization of these long term assets should result in an amortization charge of approximately $30 million in 2002. As capital additions are expected to be between $100 and $120 million, depreciation expense is expected to be comparable or down marginally in 2002.

Interest on Long-Term Debt

In 2001, interest on long-term debt increased by $18.4 million to $223.5 million from $205.1 million in 2000. This increase is the result of the accretion of interest expense on the Senior Discount Notes as well as the depreciation of the Canadian dollar against the U.S. dollar during 2001. Interest on long-term debt expense for

2001 includes $95.9 million of cash interest paid during the year. Non-cash interest of $127.6 million relates to interest accreted on the principal balance of the Senior Discount Notes.

If the Plan of Arrangement is implemented, and assuming the exchange rate between the U.S. and Canadian dollar remains constant during 2002, interest expense should decrease by approximately $160 million. Cash interest will decline by approximately $32 million. If the Plan of Arrangement is not implemented, interest expense is expected to rise by approximately $16 million and cash interest payments would be approximately $98 million. Also, in August 2002, the Senior Discount Notes (due in 2007), if still in existence, will stop accreting interest and begin to accrue interest towards semi-annual cash payments. The first such cash interest payment would be on February 15, 2003.

Interest and Other Income (Expense)

Call-Net's interest and other income decreased from income of $30.9 million in 2000 to an expense of $4.0 million in 2001. This change was the result primarily of currency losses associated with the decline in the Canadian dollar and the associated mark to market of both the Company's U.S. dollar debt and working capital. A lower level of short-term investments, as well as lower interest rates, also contributed to the decline. Call-Net maintains a policy of investing in only highly liquid, investment grade money market instruments rated R-1 (low) or better.

In 2002, with the adoption of new Canadian accounting standard, CICA 1650 *Foreign Currency Translation*, the deferral and amortization of foreign exchange gains and losses on long-term debt will no longer be permitted. Any gain or loss on the unhedged portion of the Company's U.S. denominated debt outstanding will be immediately credited to or charged against income. Accordingly the adoption of this new standard will likely increase the volatility of interest and other income (expense) in 2002 and subsequent years, particularly if the Plan of Arrangement is not implemented. Also, as a result of the adoption of this standard, the deferred foreign exchange amount of $156.2 million included in other long term assets at December 31, 2001 will be retroactively charged against retained earnings.

Interest income earned by Call-Net on its short-term investment portfolio is expected to decline in 2002 to approximately $4 million for two reasons. First, the interest rate on short-term investments is expected to be lower than it was in 2001. Second, Call-Net expects it will have a significantly lower amount to invest in 2002 because of the anticipated payment of approximately U.S.$81.9 million payment under the Plan of Arrangement. In addition, Call-Net is projecting cash will be used as a result of capital investment activities in the first half of 2002.

Income Taxes Benefit

Income tax benefit declined from $50.3 million in 2000 to $7.9 million in 2001. In 2000, the income tax benefit included $35.9 million of income tax benefit related to the sale of non-revenue producing fibre optic cable assets and a $9.0 million change in the value of the future tax liability due to federal income tax rate changes. In 2001, income tax benefit includes $4.0 million for a change in the value of the future tax liability due to provincial income tax rate changes.

The income tax benefit was partially offset by an expense for the federal large corporations tax of $2.2 million in both 2000 and 2001.

In 2001, Call-Net did not tax benefit its operating losses because of the lack of certainty such losses could be used in the future. At December 31, 2001 Call-Net had approximately $1.1 billion in losses available for Canadian income tax purposes to reduce future years' taxable income. Call-Net also had approximately $1.0 billion of capital losses available. All of the capital losses and a portion of the operating losses will be extinguished if the Plan of Arrangement is implemented.

Net Income (Loss)

Call-Net's net loss for 2001 was $1.4 billion compared to $451.8 million in 2000, a $949.7 million increase from the prior year. The year over year increase in the net loss was primarily the result of a $976.3 million increase in expenses associated with unusual items (see Note 15 to the Consolidated Financial Statements). The $104.7 million improvement in EBITDA before unusual items and $17.6 million decrease in depreciation and amortization expense were partially offset by:

- the $18.4 million increase in interest expense on long-term debt;
- the $34.9 million decrease in interest and other income; and
- the $42.4 million decrease in income taxes benefit.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenue

For the year ended December 31, 2000, Call-Net's consolidated revenue was $1.25 billion, a 2.6% decrease from the $1.28 billion reported in 1999.

Revenue from Business Customers

Call-Net's revenue from business customers increased by 8.0% to $934.9 million from $865.4 million in 1999. This increase was attributable primarily to an increase in carrier traffic and revenue related to providing data services, which more than offset the decline in long distance revenue from other business customers.

Business customers accounted for 74.8% of consolidated revenue in 2000 as compared to 67.4% in 1999. Data revenue represented 27.0% of business revenue, increasing by 19.8% to $252.6 million in 2000 from $210.9 million in 1999. The increase in data revenue was generated by Call-Net's *Solutions Alliance Program* and from providing private lines for data transmission. Long distance revenue, which accounted for 72.5% of business revenues, increased by 3.8% to $678.0 million from $653.3 million. Higher carrier traffic accounted for all of the increase as other business traffic and average revenue per minute declined in 2000. Local services generated $4.3 million of revenue in 2000 compared to $1.2 million in 1999.

Revenue from Residential Customers

Call-Net's revenue from residential customers declined by 24.7% to $315.3 million in 2000 from $418.8 million in 1999.

This decline was primarily the result of Call-Net's decision to pursue a more profitable consumer pricing strategy. By the beginning of 2000 the consumer long distance market was becoming increasingly commoditized with average price per minute falling as customers opted for flat rate unlimited and bundled price plans. Call-Net did not expect a reversal of this trend and consequently took several steps in an effort to improve profitability, including capping unlimited plans, increasing prices and ceasing certain customer acquisition activities. Because of these steps, Call-Net's residential customer base declined to approximately 746,000 customers at year-end from approximately one million customers at the beginning of the year. Local service revenue increased to $15.1 million in 2000 from $3.2 million in 1999.

Carrier Charges and Gross Profit

Carrier charges decreased in line with revenue by 3.1% to $844.6 million. Gross profit declined by 1.8% to $405.6 million compared to $413.0 million in 1999. Gross margin increased marginally to 32.4% of revenue compared to 32.2% of revenue in 1999.

Issues having a favourable impact on carrier costs and gross margin included:

- migrating the access for voice long distance business and dial-up internet products from leased incumbent local exchange carrier facilities to Call-Net's local network in major Canadian centres;
- taking advantage of synergies between Call-Net's data and local services infrastructure;

- analyzing and tracking profitability by product and line of business by taking into account allocations of carrier costs and operating expenses which facilitated a shift in customer mix to higher margin markets and products; and
- a favourable CRTC decision relating to switching and aggregation charges.

Issues having an unfavourable impact on carrier costs and gross margin included:

- lower margins in the first half of the year caused by the higher proportion of flat rate unlimited and bundled price plans on voice services business than in the first half of 1999;
- the ongoing competitive environment that lowered market pricing in all market segments; and
- the continuing regulatory contribution regime that was unfavourable to competitive local exchange carriers.

Operating Costs

Operating costs for the year declined by 8.0% or $32.8 million to $375.5 million from $408.3 million in 1999. Call-Net's decision to target more selectively its customer acquisition efforts, rather than use broadly based advertising, significantly reduced its marketing costs in 2000. The annualized impact of the 10% workforce reduction implemented in the fourth quarter of 1999 contributed to lower operating costs in 2000. In addition, customer support costs declined in line with the drop in the number of residential customers. Finally, a broadly based cost containment program contributed to lower operating costs. Operating expense as a percentage of revenue in 2000 declined to 30.0% compared to 31.8% in 1999, despite a special charge of $14.2 million primarily related to employee retention.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA was negative $97.2 million in 2000, compared to $0.5 million in 1999. However, after adjusting for unusual items, EBITDA in 2000 increased to $30.1 million compared to $4.7 million in 1999.

Included in unusual items in 2000, as further described in Note 15 to the Consolidated Financial Statements, were:

- a special charge of $84.9 million to write down redundant assets and other assets held for sale;
- a loss of $62.3 million on the sale of approximately 108,000 strand-miles of non-revenue producing optical fibre; and
- a gain of $19.9 million on the sale of various subsidiaries.

Depreciation and Amortization

Depreciation and amortization increased by 11.9% to $230.7 million from $206.2 million in 1999 primarily as a result of the full year depreciation related to capital asset acquisitions of $591.0 million in 1999.

Interest on Long-Term Debt

In 2000, interest on long-term debt increased by $30.0 million to $205.1 million from $175.1 million in 1999. This increase is the result of a full year of interest charges on the financing completed in May 1999, consisting of U.S.$450.0 million of Senior Notes and U.S.$385.0 million of Senior Discount Notes. Interest on long-term debt expense for 2000 includes $92.8 million of cash interest paid during the year. Non-cash interest of $112.3 million relates to interest accreted on the principal balance of the Senior Discount Notes.

Interest and Other Income (Expense)

Call-Net's interest and other income for 2000 increased to $30.9 million compared to $25.1 million in 1999 as a result of a higher level of short-term investment as well as higher interest rates.

Income Taxes Benefit

Income tax benefit increased to $50.3 million in 2000 from $4.6 million in 1999. In 2000, the income tax benefit included $35.9 million of income tax benefit related to the sale of non-revenue producing fibre optic cable assets and $9.0 million for a change in the value of the future tax liability due to federal income tax rate changes.

Call-Net expensed $2.2 million in 2000 and $2.1 million in 1999 in respect of the federal large corporations tax.

Net Income (Loss)

Call-Net's net loss for 2000 was $451.8 million, a $52.5 million increase from the prior year. The year over year increase in the net loss was primarily the result of a $25.4 million improvement in EBITDA before unusual items and $5.8 million increase in interest income being inadequate to offset:

- a $39.0 million increase in year over year losses on unusual items net of taxes and debt redemption costs;
- a $30.0 million increase in interest expense; and
- a $24.5 million increase in depreciation and amortization.

Liquidity and Capital Resources

At December 31, 2001, Call-Net's current assets were $529.0 million and its current liabilities were $251.3 million. Net working capital decreased to $277.7 million compared to $284.7 million at December 31, 2000. Cash, cash equivalents and short-term investments at December 31, 2001 totalled $335.9 million compared to $419.1 million at December 31, 2000. At December 31, 2001, $333.4 million of these funds were invested in liquid. Canadian dollar denominated securities rated at least R-1 (low) by The Dominion Bond Rating Service.

This $335.9 million of liquid assets comprise substantially all of the Company's liquidity and a significant portion of its capital resources. The Company believes these resources and projected future cash flow from operations are sufficient to finance its business plan for 2002, including the proposed approximately U.S.$81.9 payment to Noteholders under the Plan of Arrangement.

With the exception of cash collateralized letters of credit of approximately $0.5 million, Call-Net had no operational bank lines at December 31, 2001.

At year-end, the Company had $2,587.3 million of long-term debt outstanding compared to a shareholders' deficiency of $1,267.1 million. Call-Net is not required to repay any of its long-term debt until 2007. Interest is deferred until August 2002, August 2003 and May 2004 on the 2007, 2008 and 2009 Senior Discount Notes respectively. Once Call-Net begins paying interest on the Senior Discount Notes, interest is payable semi-annually.

Call-Net believes it will likely have to execute its long term business plan without relying on any further external financing in the foreseeable future if the Plan of Arrangement or a similar plan is not implemented.

Plan of Arrangement

The proposed Plan of Arrangement constitutes a comprehensive recapitalization proposal, that would reduce Call-Net's debt by almost $2.0 billion. The proposed new capital structure would provide a stronger financial base for the execution of the growth strategy to enhance the value of the Company.

Call-Net has received written acknowledgements from existing Noteholders holding approximately 50% of the Existing Notes, as well as from Shareholders holding approximately 35.3% of the outstanding shares of the Company, that they intend to support the Plan of Arrangement.

Under the terms of the Plan of Arrangement, all of Call-Net's $2.6 billion of Senior Notes would be exchanged for U.S.$377.0 million of new 10.625% senior secured debt due December 31, 2008, approximately U.S. $81.9 million in cash and 80% of the equity in the recapitalized Call-Net. The existing Shareholders of Call-Net would retain 20% of the Company's equity.

If implemented, the Plan of Arrangement is expected to substantially improve the capital structure of the Company by reducing the proportion of debt to levels acceptable to North American capital markets. The Plan of Arrangement should enhance the Company's ability to raise capital as necessary to execute its business plan. In addition to the benefit of capital markets access, the reduction in debt will result in the Company's equity having intrinsic value. Accordingly, this should allow the Company to utilize equity options as a meaningful mechanism to motivate and retain key employees. Furthermore, suppliers, and more importantly customers, are expected to feel more comfortable dealing with a company whose financial situation and long term prospects are more certain. As a result, Call-Net believes the Plan of Arrangement, if approved, will assist in improving operating results.

Cash Flow from Operating Activities

In 2001, Call-Net's operating activities before changes in non-cash working capital provided $35.9 million of cash compared to using $47.2 million of cash in its operating activities before changes in non-cash working capital in 2000. A net loss for the year of $1.4 billion was offset by a number of non-cash operating items including $1.1 billion of unusual write downs and net losses. Other non-cash operating expense items included $213.1 million of depreciation and amortization, $127.6 million of accreted non-cash interest on Senior Discount Notes and $15.7 million of non-cash interest and other expense. Non-cash income items included the income tax benefit of $12.0 million related to future income tax liabilities. The improvement in cash flow from operations before changes in non-cash working capital was largely the result of lower carrier charges and lower operating expenses.

After a $58.5 million increase in non-cash working capital, Call-Net used $22.6 million in its operating activities in 2001, compared to $74.6 million in 2000. A significant $163.7 million reduction in accounts payable was offset by a $65.7 million reduction in accounts receivable and a $21.8 million decline in other current assets. The reduction in payables was tied largely to the reduction in volume, changes to the contribution regime, and the payment of significant amounts accrued in previous years. While receivables were lower on lower revenue and an improvement in the days of sales outstanding, this improvement and the release of escrowed cash in trust was insufficient to offset the payables and accrued liabilities decline.

In 2002, non-cash working capital is not expected to be either a significant source or use of cash. Trade receivables are expected to grow in line with higher fourth quarter revenue. While Call-Net paid a significant amount in respect of accrued liabilities in 2001 and also resolved a number of settlement accounts, Call-Net expects accounts payable and accrued liabilities will continue to decline in 2002. A portion of this decline relates to the expectation of a favourable price cap decision. However, the use of cash for receivables and payables is expected to be largely offset by the return of cash currently held in trust.

Cash Flow from Investing Activities

Call-Net used $262.9 million in 2001 compared to $5.4 million in investment activities in 2000. In 2001, Call-Net received only $37.9 in proceeds from asset sales compared to $296.9 million in 2000, when the Company sold the real estate associated with its planned corporate head office facility and a substantial portion of its non-operational fibre.

In 2001, Call-Net invested $86.2 million more in short-term investments than it did in 2000. However, the increased investment in short-term investments was more than offset by the $90.9 million decline in its capital expenditure program to $101.5 million compared to $192.4 million in 2000. Call-Net's acquisitions of capital property declined in 2001 as Call-Net focused on projects with lower risks and quicker paybacks. Call-Net's more limited capital investment program in 2001 focused on local and DSL wire centre augmentation, a metro area fibre network in Montreal, upgrading back office functionality, as well as data and hosted service support systems.

In 2002, Call-Net expects to invest between $100 and $120 million in capital asset additions. The largest planned investments include the expansion of its local footprint by adding 40 co-locations, adding ADSL service to 94 co-locations and investing in assets to support the E|Solutions™ initiative with Sprint U.S. Commitments related to these planned expenditures were immaterial at December 31, 2001.

At December 31, 2001, Call-Net held assets for sale valued at $78.6 million compared to assets of $112.8 million at the end of 2000. Call-Net reviewed the value of such assets at year end and continues to believe the net realizable value equals or exceeds the $78.6 million amount. However, as the market has been illiquid there is a heightened risk that the proceeds of disposition, if and when realized, could be less than the carrying value.

Cash Flow from Financing Activities

In 2001, Call-Net's financing activities generated $1.1 million of cash on the termination of a cross-currency swap agreement. In 2000, $23.9 million of cash was provided from the termination of a number of cross-currency swap agreements. Call-Net had no cross-currency swap agreements outstanding at December 31, 2001.

Commitments

As part of regular operations, Call-Net has agreements for facilities and supply of network facilities. As at December 31, 2001 and 2000, Call-Net had outstanding contracts to sell or swap a portion of its fibre optic cable. During the third quarter of 2000, Call-Net entered into agreements with a supplier to purchase an indefeasible right of use for local access and other fibre in Canada and the United States for $21.0 million and to purchase $15.0 million of other products and services over a five-year period. At December 31, 2001, a commitment to purchase $31.3 million of fibre or services remained.

During the third quarter of 2001, Call-Net entered into a five-year information technology services outsourcing agreement. As part of the agreement, Call-Net has committed to make payments of approximately $10.8 million in the first year and approximately $10.0 per year in the remaining four years of the agreement. Call-Net has also provided corporate guarantees of approximately $2.7 million in respect of various customer lease arrangements for customer premises equipment.

Related Party Transactions

During 2001, Call-Net sold Sprint U.S. $23.3 million of telecommunication services and purchased $37.9 million of similar services from Sprint U.S. These transactions resulted from the normal termination of traffic over each other's network. The pricing in respect of these transactions is in line with equivalent arrangements with other U.S. carriers with whom Call-Net has similar levels of cross border traffic.

Future Outlook

Call-Net intends to balance its efforts in respect of profitability and growth in 2002 and beyond.

In the first half of 2002, Call-Net intends to invest in its "on-net" strategy. This investment will require both higher operating expense, as well as capital expenditures compared to 2001. The higher operating expenses will be focused on acquiring and retaining new customers — customers that are both "on-net" and "on strategy". The capital expenditures will be focused on expanding Call-Net's co-location footprint and delivering ADSL and SDSL based products, including Voice over BroadBand ("VOBB").

In the business segment, Call-Net will invest in expanding its sales force, particularly in respect of the small and medium-sized general business markets. Call-Net views these under-serviced markets as a significant opportunity for its bundled offerings. Call-Net is also currently training a small Sprint E|Solutions™ sales force to market this product suite. In total, Call-Net plans on adding 50 new sales personnel by mid-year. Call-Net also intends to expand its agency-based sales force to accelerate the introduction of its new comprehensive suite of IP and access offerings.

In the consumer segment, Call-Net intends to advertise to consumers in its core urban centres that Sprint Canada is a local, as well as a long distance, telecommunications company. Call-Net intends to convince consumers that Sprint Canada is a better alternative to the incumbents in meeting all of their wired telecom needs — including local, long distance and ADSL broadband internet service. Its goal is to acquire over 150,000 new local bundled residential customers this year, in seven of Canada's largest urban markets. Call-Net intends to invest in the Sprint brand with a targeted print and telemarketing based program. Call-Net also intends to invest in its reputation for high quality service by increasing its customer care work force. Additional provisioning personnel are expected to be hired and an improved operating service system will be operational in the first quarter of 2002.

The costs associated with the growth initiatives described above are expected to reduce EBITDA in the first quarter of 2002 as the costs associated with training, advertising, marketing and provisioning will initially exceed the gross margin from the new product offerings. As revenue ramps up in the second, third and fourth quarters, Call-Net anticipates that gross margin will at first absorb a higher proportion of, and then exceed, the associated up-front advertising, customer care and provisioning costs. By the fourth quarter, the aggregate revenue growth from the "on-net" initiatives is expected to more than absorb the additional costs associated with the growth initiatives.

Risk Factors

Call-Net believes that it faces a number of operational, regulatory, financial and other risks and have addressed some of the key risks in the commentary above. The list below also summarizes the risks and success factors that Call-Net believe are key to its future financial prospects.

Operational Risks

Operational risks inherent in executing Call-Net's strategy include:

- a continuing or accelerated erosion in average revenue per long distance minute. Each one cent decline in average revenue per minute reduces Call-Net's revenue by approximately $80 million;
- a continuing or accelerated erosion of Call-Net's residential long distance or dial-up internet customer base. The average revenue per long distance or dial-up internet customer is approximately $240 per year;
- competing effectively with competitors, many of whom have larger operational and financial resources than Call-Net, including the risk that Call-Net will not be able to effectively participate in the consolidation of the industry;
- adapting to the high level of technological change in the telecommunications industry;
- profitably developing, marketing and provisioning new products on a timely basis that are acceptable to its target markets;
- hiring and retaining qualified management and staff;
- maintaining and protecting the key assets of the Company, including both its network and the Sprint brand from damage or loss;
- additional bankruptcies for insolvencies in the telecommunication sector impacting on the results of Call-Net's on-going revenue, as well as the immediate expense associated with bad debts;
- Call-Net's reliance on other competitive carriers to access its customers or to deliver its data and voice traffic because Call-Net's network does not reach most of its customers; and
- Call-Net's ability to execute its strategy depends on the effective implementation of its relationship with Sprint U.S. and on Sprint U.S.'s ability to overcome its own operational risks.

Call-Net uses a variety of strategies to mitigate these operational risks where possible including:

- transitioning its marketing focus away from long distance and towards its local and data/IP offerings;
- launching a variety of new long distance residential products to meet the needs of a broad range of consumers, as well as transitioning the majority of Call-Net's marketing and advertising budget to promote the Company's bundled local offering;
- entering into an expanded technological agreement with Sprint U.S. to improve its access to new technology on a timely and cost-effective basis;

- improving its demographic market information, as well obtaining information on the specific needs and wants of its target markets;
- designing a competitive compensation package and training programs, as well as other human resource related strategies, to improve the Company's ability to hire and retain qualified managers and staff;
- designing and implementing an effective risk management program, including purchasing an appropriate level of general and business interruption insurance;
- building or buying metro area network fibre to connect co-location and regional switch centres to reduce dependency on other competitive carriers; and
- developing and sustaining a strong operational relationship with Sprint U.S.

However, investors should recognize that a number of the operating risks are not within Call-Net's control and such risks could adversely affect its results.

Financial Risks

Availability of Capital Resources

Call-Net currently has a significant risk associated with the high level of debt on its balance sheet and the debt servicing costs associated with the debt. Call-Net believes that the most appropriate way to mitigate this risk and regain access to the capital markets is by way of the Plan of Arrangement, discussed under its own heading.

However, even if the Plan of Arrangement is implemented, in the event that Call-Net's plans change or its projections prove inaccurate and the funds currently available as cash, cash equivalents and short-term investments prove insufficient to fully fund its business plan, then Call-Net may be required to seek additional financing sooner than it currently expects. Additional sources of financing may include public or private equity or debt financing, capital and operating leases and other financing arrangements. To the extent sufficient funding is not available, Call-Net may limit which markets it enters and the degree to which it penetrates a particular market.

Call-Net can give no assurance that additional financing will be available to it or, if available, that it can be obtained on a timely basis and on acceptable terms or within the limitations contained in Call-Net's financing arrangements. Failure to obtain such financing could result in the delay or abandonment of some or all of Call-Net's development and expansion plans, which would harm its financial condition and operating results. Such a failure could also limit its ability to make principal and interest payments on its indebtedness. Call-Net cannot assure anyone that financing, if required, will be available in the future or that, if such financing were available, it would be available on terms and conditions acceptable to it.

Currency Risk

Call-Net's revenue is generated primarily in Canadian dollars, while substantial amounts of its current and future liabilities, including interest and principal obligations on its long-term debt, are and will be payable in U.S. dollars. As at December 31, 2001, Call-Net had no cross-currency swaps on its outstanding U.S. dollar denominated debt. Based on its December 31, 2001 balances, a one per cent change in the foreign currency exchange rate between the Canadian and U.S. dollar would have an impact of approximately $25.0 million on its long-term debt. Any substantial increase in the U.S. dollar relative to the Canadian dollar could affect Call-Net's results of operations and its ability to meet its future payment obligations on its long-term debt.

Should Call-Net be successful in respect of its Plan of Arrangement, Call-Net intends to consider entering into cross currency hedges that should then be available to the Company, either on a secured or unsecured basis. However, if Call-Net is unable or unwilling to enter into a cross currency swap agreement, its exposure on the new Secured Notes due to a one per cent move in the exchange rate would be approximately $6.0 million.

Regulatory Risk

Call-Net's long distance services are subject to regulation by the CRTC and to the provisions of the Telecommunications Act. Since 1992, the CRTC's stated policy has been to recognize the value and importance of competition in the long distance market. However, the CRTC's policy may change in the future. The CRTC has refrained, in part, from regulating some of the public long distance services offered by the Incumbents.

Because neither the CRTC nor the courts have interpreted certain aspects of the Telecommunications Act and its regulations, it is impossible to predict what impact, if any, these provisions will have on Call-Net. Any change in policy, regulations or interpretations could have a material adverse effect on Call-Net's operations and financial condition. In addition, the CRTC's decisions are subject to review under the Telecommunications Act (Canada) at any time and may be appealed to the Federal Court of Appeal (Canada) within 30 days of a decision or challenged by a petition to the Federal Cabinet of Canada within 90 days of a decision. The CRTC's decisions necessary to implement competition in the long distance and local services markets may be appealed or challenged or changed upon review.

CALL-NET ARRANGECO INC.

ArrangeCo was incorporated on January 29, 2002 under the CBCA and is a wholly-owned subsidiary of Call-Net. ArrangeCo was formed solely for the purpose of effecting the Arrangement, will not carry on any business prior to the Effective Time, other than in connection with the Arrangement, and has no material assets or liabilities. ArrangeCo will carry the obligation of paying to Noteholders the amounts available under the Noteholders' Cash Pool. As part of the Plan of Arrangement, ArrangeCo will be wound-up into Call-Net and ArrangeCo will sell, assign and transfer all of its assets to Call-Net in consideration for Call-Net assuming all of ArrangeCo's liabilities and obligations. See "The Arrangement Agreement".

Call-Net is a holding company which conducts its telecommunications business primarily through its wholly-owned operating subsidiaries Sprint Canada Inc. ("**Sprint Canada**"), Call-Net Communications Inc., AlternaCall Inc., Call-Net Technology Services Inc. ("**CNTS**") and CNCS Inc. ("**CNCS**"). All of the aforementioned subsidiaries are either incorporated or amalgamated under the laws of Canada except for CNCS, which is incorporated under the laws of Delaware. The registered and principal offices of Call-Net and the aforementioned Call-Net subsidiaries are located at 2235 Sheppard Avenue East, Suite 1800, Toronto, Ontario M2J 5G1, except that the address of the principal office of CNCS is 303 South Broadway, Suite 480, Tarrytown, New York, 10591. The Company operates out of leased facilities in 13 major centres in Canada, four in the U.S. and one in the United Kingdom. The Company also has switching centres in Vancouver, Calgary, Toronto and Montreal, and call centres in Chatham, Montreal and North York. The Company has approximately 2,100 employees.

The following chart illustrates the organizational structure of Call-Net and its wholly-owned operating subsidiaries, including their jurisdictions of incorporation:


Call-Net Enterprises Inc. (Federal)
AlternaCall Inc. (Federal)
Call-Net Communications Inc. (Federal)
Call-Net Technology Services Inc. (Federal)
Sprint Canada Inc. (Federal)
CNCS Inc. (Delaware)

Acquisitions and Dispositions

The fONOROLA Acquisition. On June 27, 1998, the Company acquired all of the shares of fONOROLA Inc. ("***f*ONOROLA**"), a leading facilities-based alternative provider of long distance voice and transmission services in Canada. fONOROLA targeted large volume users of telecommunications services, including carriers such as Global One and MCI Worldcom as well as commercial customers, universities and colleges, hospitals, government entities and other institutions. The total consideration for this acquisition was $1.8 billion, consisting of 28,214,437 Existing Class B Non-Voting Shares (at the time valued at $710 million) and $1.1 billion of cash. By combining Sprint Canada's significant customer base in the residential and SME segments and growing presence in the large business customer segment with fONOROLA's extensive fibre optic network and strong presence in the large business and carrier segments, the Company strengthened its competitive position. The assets of fONOROLA were integrated with the operations of the Company pursuant to an internal reorganization which was completed in January 2000. As a result of a subsequent internal reorganization, the majority of fONOROLA's U.S. operating assets were moved to CNCS.

NorthPoint DSL Transaction. In April 2000, the Company made a $20 million investment in a joint venture ("**NorthPoint Canada**") with NorthPoint Communications Inc. of San Francisco, California. NorthPoint Canada purchased the 50% interest in the joint venture owned by NorthPoint Communications Inc. in January 2001 for $8 million by way of a redemption of shares. Subsequently, NorthPoint Canada's operations, including customers, assets, technology and know how and certain employees were transferred and integrated into the operations of Sprint Canada. The technology and know how so acquired from the NorthPoint Canada joint venture allows the Company to offer high-speed DSL internet services in Canada.

Real Estate Disposition. In June 2000, the Company announced the sale of its 41 acre Toronto campus office park development property for $85 million.

360networks Fiber Transaction. In August 2000, the Company announced that it had signed agreements with *360networks inc.* and its affiliates ("***360networks***") that included the sale/indefeasible right of use ("**IRU**") of excess dark fibre in Canada and the United States; the purchase/IRU of local access fibre and other long haul fibre in Canada and the United States; a swap of certain fibre routes; and a commitment to purchase other products and services from *360networks* over the next five years. This transaction was valued at approximately $241 million.

360networks Supplemental Transaction. In June 2001, the Company and *360networks* entered into a Supplemental and Amending Agreement in which, among other things, *360networks* was released from the obligation to purchase certain fibre routes originally included in the August 2000 *360networks* fibre transaction and received a purchase price differential payment of $1.5 million. In exchange, the Company was released from its obligation to purchase from and/or sign IRU agreements with *360networks* for a fibre route originally included in the August 2000 *360networks* fibre transaction described above.

Closing of ascenda Inc. Business Unit. In September 2001, the Company elected to close the business operations of ascenda Inc., a wholly-owned subsidiary created to enter into the ASP business market. This closure, which resulted in a $18.6 million write-down of capital assets and a charge of a $2.6 million write-down for severance and contract termination costs was a result of the Company's decision to focus on the profitable deployment of capital resources in core operations.

Business Overview

The Company, primarily through its wholly-owned subsidiary Sprint Canada, is one of Canada's leading national communications solutions companies offering data, network solutions, online services and local and long distance voice services across Canada. A full range of such services is offered to businesses, residential customers, governments and other telecommunications carriers. With headquarters in Toronto, Ontario, the Company operates in 13 locations across Canada, owns and operates an extensive transcontinental fibre network, and maintains network facilities in the United States and the United Kingdom.

The Company currently has an estimated 3.8% share of the Canadian voice and data market. Approximately 30% of the Company's revenue for fiscal 2001 was generated by data services, as compared to approximately 24% for fiscal 2000. Local services accounted for 2.8% of the Company's revenues in fiscal 2001. Local services revenue is expected to become a more important component of total revenue as a result of the Company's decision to re-launch the marketing of local services in April 2001. Long distance is still the dominant revenue source at 67.3% of total revenue for the year ended December 31, 2001.

In addition to operating a national Cisco IP network in Canada, at December 31, 2001 the Company had 100 co-locations in nine of Canada's most populous urban regions. In Montreal, five of these co-locations were connected to the Company's switch site by a metro area fibre network. The Company's operational North American fibre network extends over 14,000 route kilometers (8,600 route miles). The network provides a significant North American geographic footprint connecting Canada's largest ten markets and also reaches key U.S. markets. The Company has also connected its North American network with Europe through international gateway switches in New York City and London and a trans-Atlantic fibre IRU.

Corporate Strategy

Through Sprint Canada, Call-Net is a leading national facilities based provider of local access, long distance, and data/internet services to Canadian consumers and businesses. The Company intends to leverage its existing network and customer base to the greatest possible extent by focusing its investments and resources on customers within the areas in which the Company has pre-existing network facilities (its "geographic footprint"). This "on-net" based strategy is designed to limit near-term capital investment while maximizing gross margin.

In 2002, the Company plans on investing over $100 million toward its strategy. This investment program includes the addition of 40 new co-locations by July in areas contiguous to the co-location sites already in place and to enter the local services market in Quebec City, Ottawa and Edmonton. Call-Net also expects to invest in the purchase and installation of ADSL equipment in 94 co-location sites by August 2002. By August 2002, the

Company's expects to be able to reach 4.0 million residential and 2.6 million business network access subscribers or approximately 40% of the Canadian addressable local market.

Within its geocentric-based strategy, Call-Net will focus on high-end residential and SME business customers. It plans to meet the needs of these core customer segments by offering attractively priced simple bundles of products. These bundles will include a combination of local access, long distance and data/internet services including ADSL. A new sales group and additional sales agents are being hired and trained to focus exclusively on the SME community, while a print-based and telemarketing program is being used to focus on residential customers.

As a second major initiative, the Company will expand its existing product suite for larger business customers with advanced IP network solutions and value added services developed by Sprint U.S., such as its E|Solutions(TM) product set. The goal is to provide ubiquitous and seamless North American telecommunication solutions.

In its core urban markets, Call-Net intends to reinforce the Sprint® brand. The Company intends to offer reliable products and services that have proven customer demand. These products will be delivered with simple and straight-forward packaging and pricing options and with high quality service and support.

Geographic Focus and Low Cost Product Bundles

Telecommunications is a business with very high capital and fixed costs. There are also significant servicing cost associated with each customer, particularly in the residential market. Furthermore, the cost associated with "churn" (the movement of a customer from one telecommunications provider to another) has been a major issue in respect of long distance voice customers.

Call-Net's new geographic focus and bundled product strategy addresses these key economic issues. By concentrating investment in areas where the Company already has a significant customer base, the incremental return on capital deployed is expected to be attractive and the payback period shortened. Churn is substantially reduced when local access is bundled with other products. In addition, the net margin for bundled telecommunications offerings after provisioning and customer care costs is higher than that for stand-alone long distance customers. A geographic approach will also enable the Company to sell additional features to local customers that, on an incremental basis, produce attractive profit opportunities.

The Company's geographic focus also improves revenue opportunities from large business customers by improving the cost structure and competitiveness of our data network solutions.

Leverage Sprint U.S. Network and Products for Mutual Benefit

A significant opportunity also exists to leverage the combined assets of Call-Net and Sprint U.S. for mutual benefit, particularly to provide seamless telecommunication services to large corporate and multi-national accounts. By leveraging a combined portfolio of existing Call-Net and Sprint U.S. products and services, the Company's sales force can focus its efforts on selected segments and shared multi-national accounts located in Canada, offering them a seamless North American product solution. By relying on Sprint U.S. buying power and product sets and future product development, Call-Net expects to be able to continue to compete effectively in the large business market segment. This segment currently accounts for 21.6% of the Company's total revenues.

Towards this end, in the past year Call-Net and Sprint U.S. have signed a cross border sales memorandum of understanding with the goal of promoting cooperation between the two companies in working towards combined multi-national retail sales.

The Sprint Alliance

Existing Commercial Agreement with Sprint U.S.

The Company has been part of an alliance with Sprint U.S. since October 1993 whereby the Company receives exclusive Canadian rights to Sprint U.S.'s technology (including enhancements, modifications and additions), products and trademarks used in Sprint U.S.'s long distance and data services business, and non-exclusive rights relating to Sprint U.S.'s global network services for the purposes of marketing and deploying long distance services and data services in Canada (the "**Sprint Alliance**"). In exchange, the Company provided Sprint U.S. with a 25% non-voting equity interest in the Company (with a right not to be diluted) and a royalty on future long distance services revenue relating to the Sprint® brand name. This royalty was contingent upon certain financial metrics being met.

Sprint U.S. is a global communications service company with 23 million business and residential customers in more than 70 countries. With more than U.S.$23.0 billion in annual revenues, Sprint U.S. is widely recognized for developing, engineering and deploying state of the art network technologies, including the United States' first nationwide, all-digital fiber-optic network.

The Company's long distance services network has been substantially integrated with that of Sprint U.S. to provide a seamless North American network for customers. This integration included installation of the Sprint U.S. custom Northern Telecom DMS-250 operating software on the Company's switches in Canada, interconnection of facilities at the Canada/U.S. border and the installation of the Sprint U.S. Intelligent Network capabilities. The Company has introduced key products in both the business and residential long distance services market segments using the Sprint® brand name.

The Sprint Agreement

On January 24, 2002, the Company signed a letter of intent with Sprint U.S., agreeing in principle to a new set of terms for the alliance between the two companies in Canada. A definitive form of agreement is currently being negotiated but is conditional on the successful completion of the Arrangement.

The Sprint Agreement will provide for the terms upon which Sprint U.S. will provide licensed services and branding rights to Call-Net in Canada. The following is a summary of the key terms that the parties intend to incorporate into the Sprint Agreement.

The term of the Sprint Agreement will be for a period of 10 years from the date of execution.

Sprint U.S. will provide the Company with a license for wireline products and services including long distance, internet access, internet transport, internet value added services, data transport, managed services, hosting services, local exchange and other similar present or future services (collectively the "**Licensed Services**"). In connection with the provision of these services, Sprint U.S. will also provide certain functional services at incremental cost plus a pre-established mark-up and consulting services at a cost to be determined by Call-Net and Sprint U.S. Wireless, information, satellite and similar services will not be included under the Sprint Agreement; however, in the event that Sprint U.S. desires to provide these services in Canada, Call-Net will have a right of first refusal, provided that Call-Net can fulfill certain objective criteria. Call-Net will pay all incremental costs of Canadianizing Sprint U.S. products and services.

Call-Net will continue to have exclusive use of Sprint® brand in Canada for the Licensed Services. Call-Net will also have the right to apply certain Sprint® "brands" to Licensed Services, provided that Call-Net can meet certain criteria, such as ensuring that Call-Net's product or service is substantially similar to that of Sprint U.S. from the perspective of the customer. Call-Net's license with respect to Sprint U.S. technology and know-how will be non-exclusive. However, Sprint U.S. has agreed not to license to Call-Net competitors in Canada unless similar licenses are also simultaneously offered in the United States. Sprint U.S. will also endeavour to share technology and know how with Call-Net simultaneously with its implementation in the U.S. in order to facilitate more synchronized product launches.

Call-Net and Sprint U.S. have also agreed to jointly pursue multi-national customers.

In addition, Call-Net and Sprint U.S. have agreed to treat each other with "preferred partner" status. Where, in connection with offering Licensed Services in Canada, Call-Net must procure complementary services outside of the country, Sprint U.S. will have a right of first refusal on such business. Call-Net will have a corresponding right of first refusal for any services that Sprint U.S. must procure in Canada.

In connection with the granting of the technology license and the trademark license, Call-Net will pay a royalty to Sprint U.S. during the first five years of the agreement of 2.5% of Call-Net's consolidated gross revenue, following which the rate will be reduced to 2.0%. There are limited exclusions to the application of the royalty, such as revenue for services provided to Sprint U.S. and non-branded, non-telecommunications revenue.

The Sprint Agreement will provide that it can be terminated in a variety of circumstances, including during the 180-day period following a change of control of either party. Transition periods will apply prior to any requirement of Call-Net to entirely cease using the Sprint trademarks and/or technology and know how, including a stipulated transition during the final two years of the term.

Long Distance Services Market

The Company offers its long distance services across Canada, primarily using the Sprint® brand, to residential customers, small, medium and large businesses such as financial institutions and national retailers, and other large users of telecommunications such as other telecommunications companies and governments.

The long distance services market in Canada can be divided into business and residential segments. In 2001, the Company had an estimated 8.7% market share in the business long distance market. In 2001, in the residential segment, the Company had an estimated 5.2% market share. With an aggregate 6.7% share of the Canadian $6.0 billion long distance services market, the Company believes it is well positioned to leverage its long distance customer base to deliver more value-added services and bundled local access, long distance and data products.

The Company intends to utilize its position as a long distance service provider to create a service and infrastructure platform from which to offer new and enhanced services such as advanced data services, including DSL services, and new internet services. The Company has developed an extensive infrastructure including call centres and customer databases, billing systems, legal and regulatory functions and marketing, planning and product development capabilities. By optimizing the use of its existing capabilities, network and related assets, the Company intends to market more profitable bundled products.

Residential Long Distance Services. During the first quarter of 2001, Call-Net launched the Sprint Canada OnePlan. This plan provides for a balance of international and domestic long distance calling rates. The plan quickly became one of Sprint Canada's best-selling residential plans.

In the fourth quarter of 2001, Sprint Canada launched three "Sprint Canada Anytime" long distance plans. These plans allow a customer to purchase a block of 250, 500 or 1,000 minutes at a fixed monthly charge. The product supplies long distance calling within North America 24 hours a day, 7 days a week at competitive prices.

A new international long distance program was launched in January 2002, with a national advertising campaign during the first quarter. The program features competitive rates to high traffic countries including Hong Kong, England and India. In its first month of operation, this program slowed customer churn and increased the success rate of outbound customer sales.

In addition to traditional long distance services, the Company, through its subsidiary AlternaCall Inc., also offers "dial-around" services using separate brands. The Buck-a-Call™, or 101-55-66™ product allows consumers to make casual long distance calls without having to switch from their existing long distance provider.

Business Long Distance Services. In 2001, the Company launched value-added services such as Unified Messaging, a multi-point of access messaging product targeting the SME market, and operator services, a product popular in the hospitality and education markets. The Company also launched complex managed contact centre solutions for large multi-location customers. In addition, Call-Net launched DSL services in 56 wire centres in 2001. These new products form a new platform for data and internet services. In the future, the same infrastructure will be utilized to deliver voice over Broadband. The Company also intends to add further value to basic long distance and local services through enhanced voice application capabilities. This in turn will provide the platform for complex interactive voice response (IRV) applications such as virtual call centre and integration between voice and web-based applications.

Data Services and Internet Protocol (IP) Services Market

The data services market is the fastest growing market in the Canadian telecommunications industry. Revenue from all Canadian data services is expected to more than double from $9.3 billion in 2001 to

$20.5 billion in 2006. Data services may be segmented between business customers, currently representing approximately $7.9 billion in revenue, and residential customers (primarily internet access users), currently representing approximately $1.4 billion in revenue. The growth of the data services market is being driven by the increasing use of the internet by both businesses and residential customers, by the deployment of corporate intranets and by the growth in the demand for enhanced data services such as frame relay and asynchronous transfer mode ("**ATM**"). The data services market is also extremely competitive. The Company's data revenues decreased to $277.7 million in fiscal 2001, compared to $293.5 million in fiscal 2000. The migration of residential dial-up customers to competitors offering high speed access accounted for most of the revenue decline. In the second quarter of 2002, Call-Net will begin marketing its own high speed ADSL internet service.

The Company entered the data services market in 1995 following its purchase of Integrated Network Services Inc. Since that time the Company has expanded its range of data services to include global frame relay, high speed private line and internet backbone access primarily to business and government customers, including many internet service providers.

Residential Data Services. In September 1997, the Company launched its dial-up internet access product, The MOST™ Online in the residential market. The Company enhanced this product by launching, in April 2000, The MOST™ Online Xtra which provides customers with multiple e-mail addresses and Internet Call Waiting, in addition to unlimited internet access. The MOST™ Online Xtra was also launched in the French-speaking market along with a newly designed French language web site. The site includes a French language search engine which provides French-speaking customers with the ability to surf the Web using French key words.

In 2001, the Company launched two new dial-up internet services under The MOST™ Online brand. The two new plans provide a set number of hours of internet usage for a fixed fee. The Company also continues to offer an unlimited internet access product for a monthly fee and bundles this product with its long distance and local services offerings. In the second quarter of 2002, Call-Net expects to begin marketing a high-speed ADSL internet service for residential and SOHO customers in conjunction with its growing local service offerings. By August 2002, this service should be available in 100 co-location sites.

The Company continues to collaborate with several well-known internet content suppliers to create an exciting, content-rich and highly functional web site for all its residential customers. These content arrangements provide the Company with "click-through" revenue from content providers that exchange traffic with the Company's internet portal site, *www.sprint.ca.*

Business Data Services and IP Services. The Company markets a full range of data and IP services, attractive to all business segments, for multi-site connectivity, remote access to corporate information resources and internet access. Value-added services such as Managed Network Services ("**MNS**") and video conferencing enable the Company specifically to tailor solutions to customers' business needs.

The Company's data services portfolio includes: 1) basic transport services such as digital private line, frame relay and ATM; 2) emerging data services such as transparent LAN services ("**TLS**"), IP-VPN for remote access service and IP-VPN for multi-suite networks; and 3) MNS such as router management and reporting and Frame Relay management and reporting.

The Company has created alliances for specific application solutions, such as video conferencing, which drive demand for core transport services. This has become an important element of demand creation as many segments seek to reduce business travel-related costs.

The Company's internet access portfolio targets both the internet service provider (ISP) market and the retail business market. Access speeds range from OC-3 to fractional T-1. The Company's launch of DSL access strengthened its product offering in the SME segment. In late 2001, the Company launched symetrical DSL access to Frame Relay making the Frame Relay service more affordable for multi-site medium-sized business customers.

The Company was first in Canada to launch remote access IP-VPN and is now enhancing its business IP-VPN service to connect branch office locations with the flexibility that a connection-less private IP service offers.

Local Services Market

The Company entered the local services market in 1999 through an initial launch in Calgary, Alberta. By year's end, the Company had introduced local services in nine metropolitan areas. The Company's local service offering provided businesses and residential consumers with a simplified rate structure, volume discounts, calling features, and consolidated billing. The Company also addressed the growing SOHO market by offering an all-in-one product with a business listing in the white pages.

In 2000, the Company concluded that the regulatory environment did not allow for sufficient profit margin to pursue aggressive growth in the residential local services market. Therefore, the Company's strategy in 2000 was limited to continuing to service its existing residential local customers.

In 2001, the Company initially continued to concentrate its resources on providing local services to the higher margin SME segment where a bundled product offering could be deployed effectively. However, in April 2001, the CRTC released its re-banding decision that significantly reduced the amount incumbents could charge for local loops. The CRTC decision also expanded the areas considered to be A and B bands which also reduced the amount the Company would have to pay for local loops. This decision allowed the Company to again begin actively marketing its local service offering in Montreal, Toronto, Calgary and Vancouver in May 2001.

At December 31, 2001, the Company had a presence in 100 Incumbent wire centres and was actively selling local services out of 82 wire centres. Over 27,000 new local subscribers were added in 2001, which represents just over 100% growth to the local customer base during the year. In support of the Company's aggressive local access strategy, two local service product plans, Business Connections™ and Home Connections™ were launched in 2001. Each of these plans provides a local access line, a complement of features and a bundle of long distance minutes for a single monthly charge. Also included in the plan are free North American "Anytime" calling minutes. Additional features and functionality are planned for Business Connections™ and Home Connections™ in early 2002.

In January 2002, a new local service product was launched in response to customer requests for a basic product with a wide variety of "build your own" feature combinations and an open menu of accompanying long distance service options.

In 2002, the Company plans to expand its co-location footprint in Montreal, Toronto, Calgary and Vancouver. It also intends to install co-locations in Quebec City, Ottawa, and Edmonton to provide local service in these markets for the first time. In total, the Company plans to install co-locations in 40 incumbent wire centres. This investment will increase the Company's addressable residential net access local subscriber base to approximately 4.0 million.

The Company believes that bundling its long distance and data services products with local access will further enable it to meet its customers' needs. In particular, customers will be able to satisfy most, if not all, of their telecommunications needs with the Company — providing them with a single point of contact, and one bill for all such services. The Company believes that such bundling will result in enhanced customer satisfaction and retention while increasing the profitability of each customer.

Network

The Company's transcontinental fibre optic network constitutes an extensive, high capacity, technologically advanced fibre optic telecommunications network. The operational portion of the network covers more than 14,000 route kilometres (8,600 route miles) in Canada and the United States. In Canada, the network reaches from Victoria on Vancouver Island in the West to Quebec City in the East. The construction of the Canadian portion of the network was completed in 1998. The migration of the Company's Canadian traffic from leased inter-exchange circuits to its owned network was completed by the end of the third quarter of 1999.

The Company's operational fibre optic network extends into the United States from Vancouver south to Seattle in the West, from the Manitoba-Minnesota border, through Minneapolis, Milwaukee, Chicago and Detroit in the mid-West and from Buffalo to Albany to New York City in the East.

In July 2001, the Company deployed its first operational metro area network ("MAN") in Montreal. The MAN consists of fibre connecting five central offices, extending the reach of the Company's network closer to the customer and reducing the Company's carrier costs.

In keeping with the Company's strategy to dispose of non-core assets, on August 28, 2000, the Company signed agreements with *360networks* that included the sale/IRU of excess dark fibre in Canada and the United States; the purchase/IRU of local access fibre and other long haul fibre in Canada and the United States; a swap of certain fibre routes; and a commitment to purchase other products and services from *360networks* over the next five years. The Company has been released from a portion of this commitment by *360networks*. The Company continues to evaluate strategic options to realize the optimal value from its network assets, which may include additional sales of excess fibre capacity in the United States and/or Canada, including the Company's excess U.S. West Coast fibre. The Company also sold its excess switching equipment in Los Angeles, Dallas, Chicago and Atlanta in May 2001. Network assets held for resale at December 31, 2001 had a net book value of $78.6 million.

The Company's network connects Canada's largest ten markets and key U.S. markets and is characterized by:

Advanced technology. The Company has installed state of the art switching technology and advanced fibre optic cable and electronic equipment offering Dense Wave Division Multiplexing (DWDM) and SONET ring protection. The Company has an advanced network management system that gives it the ability to monitor network performance, access and utilization. The network is capable of high capacity transmission utilizing OC-48 and OC-192 technologies.

High security and reliability. The Company's fibre optic network features physical route diversity with SONET protection thereby offering superior security and reliability due to its bi-directional SONET ring architecture (a "self-healing" system that allows for instantaneous rerouting, virtually eliminating downtime in the event of a fibre cut).

Additional capacity and flexibility. The Company has generally installed more fibre optic capacity than it expects to need for its own use. This will allow the Company to generate revenue from the sale of capacity to others or to increase the size and breadth of its network by swapping excess fibre for capacity on other routes.

Management believes that the Company's fibre optic telecommunications network provides many benefits. First, the availability of a low cost, high capacity transmission source enables the Company to maintain low per minute carrier costs. Second, by having control over its network platform and infrastructure, the Company is able to design custom product offerings. Third, the Company will have additional low cost network transmission capacity available to support data services products with high bandwidth requirements such as ATM.

Call-Net has a data networking infrastructure that provides IP, frame relay, and ATM services to Canadian businesses and consumers. Data networking equipment deployments are concentrated in the major switching facilities located in Toronto, Montreal, Calgary, and Vancouver. Smaller aggregation nodes are located in Halifax, Ottawa, Chicago, Kitchener and Quebec City. In addition, ATM nodes have been commissioned in New York and Los Angeles and are used for efficient transport of international voice traffic from Pacific gateway carriers to the New York international circuit switch facility. The frame relay/ATM and IP networks offer high availability as a result of the mated pair architecture of core network elements, multiple egress routes, and the use of SONET transport facilities for all on- and off-net trunk routes. The fibre optic network is leveraged to extend on-net coverage for data networking products. Agreements with other carriers extend the product reach globally.

The Company operates digital switching centres located throughout North America including Vancouver, Calgary, Toronto, Montreal, Seattle, Buffalo and New York City. The Company has connected its network with the United Kingdom through international gateway switches in New York City and London, United Kingdom. In New York City, the Company has connected its international gateway switch with an international undersea cable (in which the Company purchased an IRU) to a Company-owned switch in the United Kingdom. The Company has received appropriate authorizations in the United States and the United Kingdom to allow it to provide services using these Facilities.

The Company offers local services through a hybrid carrier strategy. It has deployed a scalable switching and intelligent services infrastructure while using connections between its co-located equipment and customer premises, largely provided by other carriers. The Company has expanded certain of its existing switch sites to accommodate local network infrastructure. The Company has deployed Lucent 5ESS switches in Vancouver, Calgary, Toronto, and Montreal. The Company also offers Symmetrical DSL services in five major Canadian markets.

Directors

The name, municipality of residence, position with the Company and principal occupation of each of the current directors of the Company are as follows:

Name and Municipality of Residence	Principal Occupation, Business or Employment and Name and Principal Business of Employer	Director Since
WILLIAM W. LINTON Etobicoke, Ontario	President and Chief Executive Officer Call-Net Enterprises Inc. (telecommunications) (previously President and CEO, Prior Data Sciences, Inc. (1999-2000), Executive VP and CFO, SHL Systemhouse Inc. (1994-1999))	2000
ROBERT T.E. GILLESPIE(2)(3) Mississauga, Ontario	Chairman and Chief Executive Officer General Electric Canada Inc. (manufacturing, technology)	1999
ARTHUR B. KRAUSE(1)(4) Leawood, Kansas, U.S.A.	Executive Vice President, Chief Financial Officer Sprint Corporation (telecommunications)	1999
KEITH D. PAGLUSCH(4) Kansas City, Missouri, U.S.A.	President Sprint E|Solutions (telecommunications) (previously Senior VP, Operations, Sprint PCS)	2001
JAN E. PEETERS(1)(2) Montreal, Quebec	Chairman, President and Chief Executive Officer Olameter Inc. (communications service provider) (previously CEO, Fonorola Inc.)	1999
PETER Y. TANAKA(1) Toronto, Ontario	Partner Strathshore Financial Inc. (investment management)	1998
LAWRENCE G. TAPP London, Ontario	Chairman, Call-Net Enterprises Inc., Dean, Richard Ivey School of Business University of Western Ontario (business education)	1996
COLIN D. WATSON(1)(3) Toronto, Ontario	Corporate Director	1999

(1) Denotes member of the Audit Committee of the Board of Directors.

(2) Denotes member of the Corporate Governance and Nominating Committee of the Board of Directors.

(3) Denotes member of the Compensation and Human Resources Committee of the Board of Directors.

(4) Denotes directors elected by Sprint U.S. as the holder of Existing Class C Non-Voting Shares; i.e. — not elected by holders of Existing Common Shares.

Senior Management

The following are brief biographies of the senior management of Call-Net and its major subsidiaries:

William Linton, President and Chief Executive Officer, Call-Net Enterprises Inc. Mr. Linton joined the Company in October 2000 and is responsible for overseeing corporate strategy and increasing shareholder value. The senior management team reports directly to Mr. Linton. Mr. Linton has over 20 years experience in the technology and telecommunications industries, having previously held executive positions at Prior Data Sciences, Inc., SHL Systemhouse Inc. and Rogers Cantel Inc.

Mr. Linton serves on the Board of Diversinet Corporation and is a member of the Board of Governors of the Information Technology Association of Canada.

Serge Babin, Senior Vice President and Chief Technology Officer, Call-Net Technology Services Inc. Mr. Babin joined the Company in 1997. He directs the design, engineering and operation of the Company's voice, data and internet networks and oversees the Company's information services and information technology organizations. Mr. Babin also leads the Project Management Office, which oversees launching new company services, the product development process and the development of the Company's capital program.

Previously, Mr. Babin worked for Bell Canada where he held a number of positions with increasing responsibility in such areas as Network Planning, Network Engineering, Major Account Sales, Real Estate and New Business Development.

Mr. Babin is a Professional Engineer and holds a Masters of Business Administration from Queen's University.

Randall Benson, Senior Vice President and Chief Financial Officer, Call-Net Enterprises Inc. Mr. Benson joined the Company in October 1999 as a Special Advisor, working with the Chief Executive Officer and the Board of Directors. In his role as Chief Financial Officer, Mr. Benson plays a lead role in the drive toward maximizing shareholder value and leading the development and implementation of business strategies and the operational management of the Company.

Mr. Benson's most recent business experience was as President of an $850 million operating division of Parmalat Canada (formerly Beatrice Foods). Previously, he was Executive Vice President and Chief Financial Officer of Beatrice Foods during that company's successful financial restructuring and ultimate sale. He has over 18 years' business experience in the consumer packaged goods sector, including roles in finance, operations, general management, mergers and acquisitions and business re-engineering.

David Bowden, President, Consumer Services and SOHO, Sprint Canada Inc. Mr. Bowden came to Sprint Canada in November 2001 from Empori.com Inc, a logistics fulfilment company he founded in 1999 as a Division of Oxford Properties. Prior to that, he held a series of increasingly responsible roles in marketing, sales, and operations for Labatt/Interbrew, Canada Post Corporation, Warner Lambert International, and General Motors Corporation. Mr. Bowden holds an Engineering degree and an International MBA from the University of Toronto. He has a track record of business success in new markets in the USA, Latin America, and Europe.

Jean Brazeau, Senior Vice President, Regulatory Affairs, Call-Net Enterprises Inc. Mr. Brazeau joined the Company in 1993 and is responsible for the Company's regulatory and government relations activities, with a key focus on establishing fair and viable rules for local and toll competition in Canada within the context of the regulatory framework.

Mr. Brazeau has more than 20 years of experience in regulatory and government affairs in the telecommunications industry with Bell Canada, Cable & Wireless and the Bureau of Competition Policy.

Eric Dobson, President, Carrier Services, Sprint Canada Inc. Mr. Dobson joined Sprint Canada Inc. in January 1997 and was appointed President, Carrier Services in January 2001. In this role, Mr. Dobson is responsible for our Canadian, U.S. and International wholesale divisions, which have been combined to form the Carrier Services group. The primary function of this business unit is to utilize the Company's network assets to generate positive cash flow by providing services to other telecommunications providers.

Prior to joining Sprint Canada, Mr. Dobson was with Cabletron Systems and Bell Canada in various sales and marketing roles and has ten years of experience in the telecom and high-tech sectors.

Mr. Dobson has been with Sprint Canada since January 1997, and, as Vice President, Wholesale, Call-Net Enterprises, contributed to its development in Canada and the United States into a mature, customer-focussed business. He assumed additional responsibility for international sales in November 2000.

John Laurie, Vice President, Treasurer and Investor Relations, Call-Net Enterprises Inc. Mr. Laurie joined Call-Net in February 2001. Prior to joining the Company, Mr. Laurie was Vice President, Treasurer of Moore Corporation Limited between January 2000 and February 2001. Between November 1998 and December 1999, Mr. Laurie was Vice President, Treasurer of Maple Leaf Foods Ltd.

Greg McCamus, President, Enterprise Communications Solutions, Sprint Canada Inc. Mr. McCamus brings over 18 years of experience in the competitive telecommunications business in both the United States and Canada. He joined Call-Net from North Point Canada where he was senior vice president of sales and marketing. Prior to North Point Mr. McCamus was at AT&T Canada where he was the senior vice president, carrier services, wholesale, and new ventures. In a career spanning 10 years with AT&T Canada, Mr. McCamus held a number of other progressively more senior positions including senior vice president, business services sales and vice president, customer service.

Mr. McCamus holds a Masters in Business Administration (Marketing) from York University and a Bachelor of Arts (Honours) from the University of Western Ontario. He is a director of The Learning Partnership.

Duncan McEwan, President and Chief Operating Officer, Sprint Canada Inc. Mr. McEwan has an extensive background in the communications and broadcasting industry. In addition to overseeing all of the sales activities for Sprint Canada, Mr. McEwan is responsible for strategic planning for the Company. Prior to joining Call-Net, Mr. McEwan was Chief Executive Officer of NorthPoint Canada. Before joining North Point Mr. McEwan held a number of executive positions with Canadian Satellite Communications (Cancom), including President and Chief Executive Officer.

Prior to Cancom, Mr. McEwan was president of Diligent Inc. a company he founded in 1991 and led until 1996. Diligent specialized in business development and project management for media and technology companies. Mr. McEwan is a graduate of the University of Toronto. Mr. McEwan serves on the boards of Invesprint Corp., The Royal Conservatory of Music, and Havergal College.

George Malysheff, Senior Vice President, Chief Legal Counsel and Corporate Secretary, Call-Net Enterprises Inc. Mr. Malysheff joined the Company in October 2000 and is responsible for legal issues relating to implementation of strategic initiatives, financing matters, securities law compliance and board of director matters, as well as managing the Company's internal and external legal counsel.

Prior to joining the Company, Mr. Malysheff served as counsel for a number of prestigious companies including Royal Bank Financial Group, Telus Corporation and Norcen Energy Resources Limited. Mr. Malysheff began his career as an engineer, moving on to law and graduating from the University of Ottawa.

Janet Thompson, Senior Vice President, Corporate Development, Call-Net Enterprises Inc. Ms. Thompson joined Sprint Canada in 1994 and was recently appointed Senior Vice President of Corporate Development in 1999. In this role, Ms. Thompson is responsible for strategic planning and the establishment of strategic relationships to accelerate entry into new markets and the evaluation of options to increase shareholder value. Ms Thompson is also Call-Net's primary contact in respect of its Sprint Corporation relationship. Previously, Ms. Thompson was President of Sprint Canada's Enterprise Marketing Sales and Service division.

Prior to joining Sprint Canada, Ms. Thompson was with Cisco Systems and at IBM in various management positions in sales and marketing.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation Table

The following table sets forth compensation earned during the last three financial years by the current Chief Executive Officer, the Company's four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of 2001, and anyone else who, were it not for the fact that they were not serving in their role as an executive officer at the end of 2001, would have been one of the Company's four (4) most highly compensated executives (the "Named Executives").

		Annual Compensation			Long-Term Compensation[3]	
Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Other Annual Compensation[2] ($)	Securities Under Options/SARs Granted (#)	All Other Compensation[4] ($)
WILLIAM LINTON	2001	450,000	450,000	—	—	18,000
President and Chief Executive Officer	2000	112,500	112,500	—	750,000	4,500
	1999	N/A	N/A	N/A	N/A	N/A
DUNCAN MCEWAN	2001	337,500	359,419	401,731	500,000	13,500
President and Chief Operating Officer	2000	N/A	N/A	N/A	N/A	N/A
Sprint Canada Inc.[5]	1999	N/A	N/A	N/A	N/A	N/A
GREG MCCAMUS	2001	300,000	295,384	413,654	350,000	13,500
President, Enterprise	2000	N/A	N/A	N/A	N/A	N/A
Communications Solutions	1999	N/A	N/A	N/A	N/A	N/A
Sprint Canada Inc.[6]						
RANDALL BENSON	2001	372,917	525,000	—	500,000	12,000
Senior Vice President and	2000	275,961	288,750	—	150,000	9,500
Chief Financial Officer	1999	N/A	N/A	N/A	N/A	N/A
ERIC DOBSON	2001	300,000	318,300	210,294	150,000	13,200
President, Carrier Services	2000	153,724	35,107	335,378	15,000	6,888
Sprint Canada Inc.	1999	93,339	57,768	189,764	15,000	6,315
MAGGS BARRETT	2001	119,308	133,900	24,463	—	4,500
President and Chief Executive Officer,	2000	334,750	196,673	—	100,000	12,000
ascenda Inc.[7]	1999	121,833	86,458	—	100,000	4,500

(1) Bonuses shown above were earned in the relevant year but may have been paid in the following year.

(2) Other annual compensation includes items such as signing bonuses and sales commissions.

(3) The Company's Long-Term Compensation is currently comprised solely of securities under options.

(4) Represents certain operating allowances and one-time reimbursements (such as relocation expenses).

(5) Mr. McEwan assumed the title of President and Chief Operating Officer on June 25, 2001. Prior to that, he was President and Chief Executive Officer of NorthPoint Canada Enterprises Inc., which became a wholly-owned subsidiary of the Company on January 10, 2001. Mr. McEwan's compensation as an officer of NorthPoint Canada Enterprises Inc. prior to January 10, 2001 has not been reported as it was a stand-alone entity until that date. The payment made to Mr. McEwan under the column "Other Annual Compensation" resulted from a negotiated payout pursuant to a change of control provision under the employment agreement between Mr. McEwan and Northpoint Canada Enterprises Inc.

(6) Mr. McCamus assumed the title of President, Enterprise Communications Solutions on June 25, 2001. Prior to that, he was Senior Vice-President, New Product Development of Sprint Canada Inc. and prior to that he was Senior Vice President, Sales and Marketing of NorthPoint Canada Enterprises Inc., which became a wholly-owned subsidiary of the Company on January 10,2001. Mr. McCamus's compensation as an officer of NorthPoint Canada Enterprises Inc. prior to January 10, 2001 has not been reported as it was a stand-alone entity until that date. The payment made to Mr. McCamus under the column "Other Annual Compensation" resulted from to a negotiated payout pursuant to a change of control provision under the employment agreement between Mr. McCamus and Northpoint Canada Enterprises Inc.

(7) Ms. Barrett ceased to be President and Chief Executive Officer of ascenda Inc. on May 8, 2001 and received a retirement allowance of $663,320. Her compensation is being reported based on the requirement that were it not for the fact that she was not serving in her role as an executive officer at the end of 2001, she would have been among the Company's four most highly paid executive officers. All stock option grants made to Ms. Barrett were cancelled 90 days after the cessation of her employment with the Company.

The following tables set forth individual grants of stock options by the Company and the exercise of employee options during the last financial year for the Named Executives.

Option/SAR Grants During The Most Recently Completed Financial Year

Name	Securities Under Options/ SARs Granted[(1)] (# Common)	Securities Under Options/ SARs Granted[(1)] (# Class B)	% of Total Options Granted to Employees in Financial Year (Common)	% of Total Options Granted to Employees in Financial Year (Class B)	Exercise or Base Price ($/Security) (Common)	Exercise or Base Price ($/Security) (Class B)	Market Value of Securities Underlying Options/ SAR's on the Date of Grant (Common)[(1)]	Market Value of Securities Underlying Options/ SAR's on the Date of Grant (Class B)[(1)]	Expiration Date (Common)	Expiration Date (Class B)
W. Linton ...	—	—	—	—	—	—	—	—	—	—
D. McEwan ..	50,000	100,000	11.41%	37.50%	1.83	1.55	1.83	1.55	4/30/2008	4/30/2008
	100,000	200,000			1.03	0.82	1.03	0.82		
		50,000				0.85		0.85		
G. McCamus	100,000	100,000	8.15%	25.00%	1.03	1.55	1.03	1.55	4/30/2008	4/30/2008
		100,000				0.82		0.82		
		50,000				0.85		0.85		
R. Benson ...	100,000	200,000	13.04%	25.00%	1.18	1.55	1.18	1.55	4/30/2008	4/30/2008
		200,000				0.82		0.82		
E. Dobson ...	—	100,000	4.89%	—	—	1.55	—	1.55	—	4/30/2008
		50,000				0.85		0.85		
M. Barrett[(2)] ..	—	—	—	—	—	—	—	—	—	—

(1) No SARs have been granted to any of the individuals listed in the chart.

(2) All stock option grants made to Ms. Barrett were cancelled 90 days after the cessation of her employment with the Company.

Name	Securities Acquired on Exercise (# Common)	Securities Acquired on Exercise (# Class B)	Aggregated Value Realized (Common) ($)	Aggregated Value Realized (Class B) ($)	Unexercised Options/ SARs at the Financial Year-end Exercisable/ Unexercisable (1)(2) (# Common)	Unexercised Options/ SARs at the Financial Year-end Exercisable/ Unexercisable (1)(2) (# Class B)	Value of Unexercised in-the-Money Options/ SARs at the Financial Year-end Exercisable/ Unexercisable (Common) ($)	Value of Unexercised in-the-Money Options/ SARs at the Financial Year-end Exercisable/ Unexercisable (Class B) ($)
W. Linton	—	—	—	—	200,000	300,000	—	—
					100,000	150,000	—	—
D. McEwan	—	—	—	—	50,000	116,667	—	—
					100,000	233,333	—	—
G. McCamus	—	—	—	—	33,333	83,333	—	—
					66,667	166,667	—	—
R. Benson[3]	—	—	—	—	158,333	233,334	—	—
					66,667	316,666	—	—
E. Dobson	—	—	—	—	—	76,666	—	—
					—	108,334	—	—
M. Barrett[4]	—	—	—	—	—	—	—	—
					—	200,000	—	—

(1) No SARs have been granted to any of the individuals listed in the chart.

The following summarizes the restrictions on the options outstanding as at the year-end:

(2) All options granted after January 1, 1999 to Named Executives vest as to: $33\frac{1}{3}\%$ for each of the first three years. Options granted prior to January 1, 1999 to Named Executives have four year vesting schedules as follows: 15% for the first year, 20% for the second year, 25% for the third year and 40% for the fourth year. Options granted in 2001 before September 2001 expire on April 30, 2008 and options granted as of or after September 2001 expire on April 30, 2009.

(3) 125,000 common stock options were granted to Mr. Benson while he was acting as Special Advisor to the Special Committee of the Company's Board of Directors on a consulting basis. These options vested in their entirety on April 27, 2000.

(4) All stock option grants made to Ms. Barrett were cancelled 90 days after the cessation of her employment with the Company.

Pension Benefits

The Company does not sponsor any pension plans for its executive officers.

Employment Contracts

The current Chief Executive Officer's compensation arrangements for 2001, as disclosed herein, are pursuant to an employment agreement dated September 27, 2000 between the CEO and the Company.

Certain executives have entered into written agreements with the Company, under the terms of each of which the individuals concerned may become entitled to up to 24 months salary as well as an immediate right to exercise their outstanding options to purchase securities of the Company in the event of a Change of Control of the Company (as defined therein).

If the Arrangement is implemented, it would constitute a change of control as defined in the existing change of control agreements, with a result that certain individuals could elect to terminate their employment and trigger their change of control agreements. In that event, the total cost to the Company would be approximately $3.0 million.

Compensation of Directors

During the financial year ended December 31, 2001, all directors of the Company were paid an annual fee of $25,000 per year, except the Chairman who was paid an annual fee of $50,000 per year, and an attendance fee of $1,500 per meeting. Chairs of committees of the Board of Directors were paid an annual fee of $10,000. Attendance fees of $1,500 were paid to each member of committees of the Board of Directors for attending each committee meeting. All fees are payable in cash, or, at the director's election, in options for Existing Class B Non-Voting Shares of the Company, using a Black-Scholes model valuation to convert cash value to options, pursuant to the Existing Incentive Stock Option Plan. These fees are waived for corporate directors (directors who are also officers of the Company). Directors who are officers of shareholder companies have their compensation paid directly to the shareholder company and do not receive the fees set out in this paragraph. Directors are also separately reimbursed for travel and other out-of-pocket expenses incurred in attending Board of Directors or committee meetings. There are no service contracts in place between the Company and its directors, except for the employment agreement relating to William Linton's employment as President and Chief Executive Officer.

In addition, in 1999, six non-corporate directors each received a grant of stock options to acquire up to 50,000 Shares of the Company at the price of $8.70 per share. Such options were granted in accordance with the Existing Incentive Stock Option Plan.

Compensation Committee

The following members of the Board of Directors comprise the Compensation and Human Resources Committee (the "**Compensation Committee**") which meets periodically to determine the compensation and compensation policies for the executives of the Company: Robert Gillespie (chair) and Colin Watson. None of these directors is, or ever has been, an executive officer of the Company or any of its subsidiaries. The Compensation Committee replaced the previous Compensation, Human Resources, Governance and Nominating Committee as of June 26, 2000.

2001 Report on Executive Compensation

The Company's executive compensation policies are designed to recognize and reward individual performance as well as to provide a competitive level of compensation. The overriding objective of these policies is to provide a total compensation package that will attract and retain the most capable individuals possible, including candidates from both Canada and the United States.

The Company's compensation policies are heavily performance-based and consist of three primary components: base salary, an annual incentive bonus program and a long-term incentive program. Base salaries are set at a level that is considered to be slightly above the median level for other similar executive positions for public companies of similar size. The annual incentive bonus program is designed to provide the executives an opportunity to earn an above-average level of compensation based upon meeting certain performance targets. The target level of annual incentive bonus compensation for most executives is 40% to 100% of base salary. However, the program allows this level to be exceeded for exceptional performance against objectives. Performance targets consist of overall corporate performance metrics that are specific, quantifiable measures of corporate and business unit performance such as revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and cash (measured by taking EBITDA and subtracting capital expenditures and other factors). In addition to the corporate and business unit targets, awards under the incentive bonus program can also be earned for contribution towards the completion of certain key corporate projects such as acquisitions and financings.

A significant component of the executive compensation program is the long-term incentive program which awards stock options. Stock options are designed to align executive compensation directly with the interests of the Company's shareholders and to provide long-term additional compensation directly proportional to improvement on the Company's stock price. Options are granted at the market value of the shares on the day prior to the day on which such options are granted. All awards for executives are subject to vesting over periods of three or four years, depending on the date of grant. Optionholders have ninety (90) days from cessation of employment by the Company to exercise any options that have vested as of their last day of employment.

Certain benefits and perquisites are also provided to officers based upon their cost effectiveness and their value in assisting the officers to carry out their duties effectively. The total value of such benefits and perquisites is relatively minimal in comparison to each individual's total compensation, and is therefore a secondary consideration.

The Chief Executive Officer's compensation is established separately by the Board of Directors and is different from that pertaining to other executive officers. The annual compensation of the current Chief Executive Officer was established by an employment agreement with the Company dated September 27, 2000. This compensation package consists of a combination of base salary, cash bonuses, related allowances and benefits, and a stock option grant. The Board of Directors is of the view that this structure aligns the Chief Executive Officer's personal interests with those of the shareholders.

Robert Gillespie (Chair)
Colin Watson

Compensation and Human Resources Committee

PERFORMANCE GRAPHS

The performance graphs below set out the performance of the Existing Common Shares and Existing Class B Non-Voting Shares versus the TSE 300 Index for the previous five years, beginning December 31, 1996.

EXISTING COMMON SHARES


TSE 300
CNE Common
$200
$150
$100
$50
$0
100
125
113
149
160
140
115
100
78
33
9
3

	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01
TSE 300	100	115	113	149	160	140
CNE Common	100	125	78	33	9	3

EXISTING CLASS B NON-VOTING SHARES


TSE 300
CNE Class B
$200
$150
$100
$50
$0
100
134
113
149
160
140
115
100
82
29
6
2

	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01
TSE 300	100	115	113	149	160	140
CNE Class B	100	134	82	29	6	2

CORPORATE GOVERNANCE

The Board of Directors is committed to ensuring that the Company has an effective corporate governance system. In the past two years, the following shareholder and Board of Directors developments occurred and resulted in the Company's corporate governance practices being put into action.

On April 27, 2000, the Board of Directors announced that it had completed the process commenced in October 1999 to pursue the sale of the entire company and that it had determined that the Company's existing strategic plan would deliver better value to shareholders than would the immediate sale of the Company as a whole.

In the Company's management proxy circular distributed to shareholders on May 11, 2000, Call-Net reported that it agreed to indemnify Crescendo Partners, L.P. and Crescendo Investments, LLC (collectively, "Crescendo") with respect to the legal proceedings commenced against the Company, Crescendo and others by Vincent Salvati and Juri Koor in the Ontario Superior Court of Justice. The Corporation also agreed to indemnify Crescendo with respect to its legal costs in defending the litigation to the extent that those costs exceeded $50,000 and subject to a maximum amount.

Crescendo has been removed as a party to the Salvati litigation, and Call-Net has now settled the Koor litigation in full, including securing a release in favour of Crescendo. As such, the Company expects that its exposure, if any, under the indemnity, will be limited to less than $10,000, reflecting Crescendo's legal costs in excess of $50,000.

On June 26, 2000, the Board of Directors passed a resolution splitting the former Compensation, Human Resources, Governance and Nominating Committee of the Board of Directors into the Compensation and Human Resources Committee and the Corporate Governance and Nominating Committee.

On July 11, 2000, Kevin Bennis, President and Chief Executive Officer of the Company announced his resignation from the Company. Mr. Peter Tanaka, a senior member of the Board of Directors, stepped into the position of Interim President and Chief Executive Officer while the Company conducted an extensive search for a new President and Chief Executive Officer.

On October 2, 2000, the Company announced that Mr. William Linton had been chosen as President and Chief Executive Officer, effective October 3, 2000. Mr. Linton also replaced Mr. Kevin Bennis as a member of the Board of Directors on October 2, 2000.

Mr. John Berndt resigned as a director of the Company effective October 31, 2000. Mr. Robert Poile resigned as a director of the Company effective December 1, 2000.

On May 16, 2001, the Company's shareholders voted in favour of an amendment to the Existing Executive Stock Option Plan to increase the number of shares reserved for issuance upon exercise of Existing Class B Non-Voting Share options. This increase was approved by the TSE on July 19, 2001. The Company's allotment of Existing Common Shares reserved for issuance is currently 2,640,333 and its allotment of Existing Class B Non-Voting Shares reserved for issuance is currently 9,392,734. The Existing Executive Stock Option Plan will be terminated if the Plan of Arrangement is successfully implemented, and all outstanding Options will be cancelled.

Mr. Patrick Smith, a Sprint U.S. nominated director, resigned on October 15, 2001. Sprint U.S. exercised its right as an Existing Class C Shareholder to elect Mr. Keith Paglusch as a director effective October 15, 2001. Mr. Roy Graydon resigned as a director effective October 22, 2001.

In February 1995, the TSE adopted the report of its Committee on Corporate Governance in Canada and issued guidelines for effective corporate governance. The disclosure attached to this Circular as Appendix "F" has been prepared in accordance with these guidelines.

OVERVIEW OF THE CANADIAN TELECOMMUNICATIONS INDUSTRY

General

The Canadian telecommunications industry is currently undergoing substantial changes, arising from, among other things, significant market, regulatory and technical changes. Until the mid-1980s, the Incumbents controlled Canada's wire-line local and long distance telecommunication services industry. Since that time, regulatory decisions have opened the long distance services market and more recently the local services and international markets to competition. Other segments of the Canadian telecommunications industry, including cellular telephony, paging, data communications and the provision of terminal equipment, all operate in a competitive market. The Company intends to take advantage of the industry changes to enter new markets and believes it is well positioned to do so.

Long Distance Services. Long distance competition began when the Company first offered telecommunications services on a resale basis in 1987. The type and geographic location of the Company's services have changed over time as competition has expanded. The CRTC approved simple resale in 1990 and facilities-based competition in 1992. Full competition in the long distance services market commenced in July 1994 when Equal Ease of Access to the public telephone system began to be implemented by the Incumbents. In contrast to the experience in the U.S., where AT&T Corp. was required to divest its local telephone operations, the monopoly telephone companies in Canada retained control over their local services operations, while facing new competition in the long distance services market.

Data Services. The data services market is one of the fastest growing markets in the Canadian telecommunications industry and is currently dominated by the Incumbents and AT&T Canada Corp. This market is expected to more than double from $9.3 billion in 2001 to $20.5 billion in 2006. The growth of the data services market is being driven by the increasing use of the internet by businesses and residential customers, by the deployment of corporate intranets and by growth in the demand for enhanced data services such as frame relay and ATM.

Local Services. On May 1, 1997, the CRTC issued a decision opening the previous monopoly local services market to competition. Despite the initial number of entrants, there are currently very few CLECs active in the local services market. Only 0.2% of the residential local exchange services market has been captured by CLECs, although it is estimated that CLECs have captured approximately 8-10% of the local exchange business lines in major Canadian cities. Key competitors in this segment are AT&T Canada, Bell Nexxia, Group Telecom and TELUS.

New wireless telecommunications providers also emerged as substitutes for wire-line local telephone service. A number of fixed-wireless carriers have been licensed in the 24GHZ, 28GHZ and 38GHZ bands and are active in a number of urban markets. However, one of the largest fixed-wireless carriers, Maxlink, is currently in receivership. Maxlink holds a large block of LMCS spectrum in the 28GHZ band. The remaining fixed-wireless carriers are continuing to deploy their networks. It appears, however, that the emergence of fixed-wireless technology as an effective substitute for wire-line service may be evolving more slowly than originally anticipated. As these networks are deployed, there will be increased competition among CLECs, primarily in densely-populated urban areas. Further deployment of fixed-wireless facilities also represent a method of accessing customers located in multi-unit buildings and commercial centres independent of the Incumbent's local loop facilities.

Mobile Telephony Services. The mobile telephony service market continues to expand with expected growth in 2001 being in the neighbourhood of 18%. In June 2000, Telus Corp. acquired Clearnet Communications Inc. thus giving itself a national PCS footprint. Although the industry experienced some consolidation, it nevertheless remains fairly competitive. The major players are the ILECs, which, except for Telus, operate on a regional basis, and Rogers/AT&T and Microcell, which both operate as national service providers. The federal government auctioned four 10MHZ blocks of PCS spectrum in January 2001. This auction resulted in additional blocks of PCS spectrum being acquired primarily by the existing wireless competitors, particularly in key metropolitan markets. It is predicted that this additional wireless spectrum will be used by mobile service providers to offer new wireless features such as wireless video conferencing.

Recent Developments. The long distance, data and local services markets are all highly competitive. The Company currently faces competition from entities providing substantially similar services, some of which have significantly greater resources than the Company. Moreover, in the last two years competitors in the long distance services and data services markets have been consolidating into fewer, larger, better financed entities. In June 1998, Metronet Communications Inc. purchased Rogers Telecom Inc. and subsequently merged with AT&T Canada Corp. (formerly AT&T Canada Long Distance Services Company and ACC Tel Enterprises Ltd.) to form a publicly listed company in which AT&T has a substantial voting and equity interest. This entity competes in the long distance and local services markets and, through an operating agreement with Rogers Communications Inc., in the Canadian wireless market under the Rogers/AT&T brand. TELUS Company Inc. and BC TELECOM Inc. merged effective January 1999 and have a partnership with GTE Inc. TELUS subsequently established operations in most regions of Canada to compete in the long distance and data services market. In March 2000, TELUS entered into an agreement to acquire 70% of QuebecTel Group and in June of 2000 it entered into an agreement to acquire Clearnet Communications, thus providing TELUS with a national footprint for its wireless services.

Bell Canada, the largest of the Incumbents, also expanded the scope of its operations to compete across Canada. In January 1999 Bell Canada established a new company, Bell Nexxia, to compete in the long distance, data and the internet services markets across Canada. Bell Canada also expanded its interest in a number of other incumbent carriers through the activities of its parent company, Bell Canada Enterprises (BCE Inc). In March of 1999 the four Atlantic Canada incumbent telecommunications providers initiated a merger to create Aliant. BCE, which already had a significant minority interest in each of the four Atlantic Canada incumbent providers, subsequently expanded its interest in the merged entity to obtain 53% ownership of Aliant. Bell also took up a 20% shareholding in MTS, the Incumbent operating in Manitoba. It subsequently launched Intrigna in June 1999 to offer services in Alberta and British Columbia in partnership with MTS.

In March 1999, BCE Inc. entered into a strategic partnership with Ameritech Company pursuant to which Ameritech Company acquired a 20% minority interest in Bell Canada from BCE Inc. As part of this transaction, BCE's ownership interest in Aliant, MTS, and some smaller carriers was transferred to Bell Canada. In March 1999, Bell Canada and MCI Worldcom announced an alliance to provide seamless voice and data services to customers in North America and globally. This alliance replaced the previous arrangement between MCI Worldcom and Stentor. In November 2000, BCE Inc. completed a transaction to acquire all outstanding shares of Teleglobe which it did not already own (approximately 77%).

All of these transactions reflect the continuing trend of consolidation among carriers as well as the efforts by the Incumbents to expand into each others' territory.

In addition to consolidation among competitors in the long distance services and data services market, a number of carriers have acquired media assets with a view to providing a full range of consumer communications services. BCE Inc., the parent company of Bell Canada operates ExpressVu, a Canadian direct-to-home (DTH) broadcast distribution undertaking that competes with the incumbent cable television operators. In March 2000, BCE acquired CTV, Canada's largest private television network. In September 2000, BCE, Thomson Corporation and Woodbridge Company announced the creation of Bell GlobeMedia, combining CTV, the Globe and Mail, Global Interactive and Sympatico. As a result of these transactions, Bell Canada and its affiliates have expanded the scope and coverage of their service offerings.

Regulation

The CRTC and Legislation. The CRTC is an agency of the Canadian federal government charged under the Telecommunications Act with the regulation of companies, such as the Company, which offer telecommunications services crossing provincial or international borders and which own or operate transmission facilities. The Telecommunications Act requires that rates charged by carriers must be "just and reasonable" and that services must not be unjustly discriminatory or unduly preferential.

The Telecommunications Act came into force on October 25, 1993 and replaced the then existing provisions of the *Railway Act* and the *National Telecommunications Powers and Procedures Act.* Under the Telecommunications Act, the CRTC has the power to exempt any class of Canadian carriers from the application of the Telecommunications Act if the CRTC is satisfied that such an exemption is consistent with Canadian telecommunications policy objectives. The CRTC also has the power to forbear from regulating certain services or classes of services provided by individual carriers. If the CRTC finds that a service or class of services provided by a carrier is subject to a degree of competition which is sufficient to protect the interests of users, the CRTC is required to forbear from regulating those services unless an order requiring such forbearance would be likely to impair unduly the establishment or continuance of a competitive market for those services. The CRTC has forborne from regulating the rates, terms and conditions of all long distance services and data services offered by the Company and similar service providers and of certain long distance private line and toll services offered by the Incumbents.

The Telecommunications Act also implements the Canadian government's policy of promoting Canadian ownership and control of the country's telecommunications infrastructure. Specifically, the Telecommunications Act provides that 80% of the voting shares of a carrier subject to the Telecommunications Act must be owned and controlled by Canadians. Regulations under the Telecommunications Act also provide that, in the case of a company which wholly owns a carrier, not less than 66⅔% of the voting shares of that company must be owned and controlled by Canadians. In addition, the Telecommunications Act states that carriers may not "otherwise be controlled" by non-Canadians and that not less than 80% of the board of directors of a company operating as a carrier must be Canadian. The Company is required to report to the CRTC annually with respect to its compliance with these foreign ownership requirements. Sprint U.S. owns approximately 26% of the equity of Call-Net. The Company believes that it is currently in compliance with such restrictions.

Canadian Regulatory Overview. Competition in the long distance services and local services markets is guided to a large extent by the principles set out in Telecom Decision CRTC 92-12, which was released on June 12, 1992, Telecom Decision CRTC 94-19, which was released on September 16, 1994 and Telecom Decision CRTC 97-8, which was released on May 1, 1997. This last decision, along with certain other decisions issued concurrently or shortly after May 1, 1997 (collectively called the "**Local Decisions**"), set out the terms and conditions for competitive entry in the market for local services. Three other key local decisions that impacted the Company's local business plans were Telecom Decision CRTC 97-15, which enables competitors to co-locate transmission equipment in the Incumbents' local central switching offices, Telecom Decision CRTC 98-22, which establishes the rate that CLECs must pay to the Incumbents to lease the Incumbents' unbundled local loops, and Telecom Decision CRTC 99-20, which modified one of the local loop price components set out in Telecom Decision CRTC 98-22 referenced above. More recently, in Decision CRTC 2000-745, Changes to the Contribution Regime, the CRTC ordered that the current per-minute contribution regime be replaced by a revenue tax applicable to all telecommunications service providers (TSPs) in Canada effective January 1, 2001. This decision has far-reaching implications for all service providers in Canada.

Long Distance Competition. The following is a brief description of some of the more salient rules and policies that impact the Company's provision of long distance services. The decisions themselves are detailed and these summaries, which are qualified in their entirety by reference to the full decisions, do not constitute legal advice as to their contents.

Decision 92-12 removed virtually all restrictions on resale in the Canadian public long distance voice market and established the terms and conditions for entry by service providers which own and operate their own transmission facilities ("**Interexchange Carriers**" or "**IXCs**"). Among the terms and conditions established by the CRTC in Decision 92-12 were rules which mandated the provision of equal ease of access, the protection of competitor confidential information, the methods for interconnection by IXCs and resellers to the local telephone networks of the Incumbents and the payment of contribution by IXCs and resellers to the Incumbents for the maintenance of affordable local service. The last remaining ILECs not regulated by the CRTC, Sasktel and Ontario Northland Tel, fell under the CRTC's jurisdiction in June and July 2000 respectively.

In exchange for the right to compete, the CRTC required that long distance competitors pay a subsidy or "contribution" toward the maintenance of below-cost residential local service rates. Only long distance competitors explicitly paid contribution, and this cost represented approximately 24% of the Company's 1999 Canadian carrier costs. Contribution charges varied by Incumbent member and were assessed on the basis of switched interconnected minutes. However, in Telecom Public Notice CRTC 99-6, the CRTC conducted a proceeding to examine whether it should change the mechanism by which contribution is collected and from whom it is collected.

In a decision released on November 30, 2000, the CRTC completely revamped the way in which contribution is to be collected in Canada. In Decision CRTC 2000-745, Changes to the Contribution Regime, the CRTC determined that the current per-minute contribution regime will be replaced with a Revenue Tax collection mechanism applicable to all TSPs in Canada effective January 1, 2001. Unlike the old regime, which applied only to long distance providers, the new mechanism applies to all TSPs with annual revenues from Canadian telecommunications services of at least $10 million. That includes local exchange carriers ("**LECS**"), resellers, wireless providers, etc. All TSPs meeting the revenue threshold were required to contribute an interim rate of 4.5 percent of eligible revenues in 2001 (total operating revenues less deductions such as inter-carrier expenses). The new regime is national in scope.

The contribution fund collected from TSPs will only support local residential service in high-cost areas starting January 1, 2002. The total subsidy requirement ("TSR") is calculated based on average local residential revenue per network access service ("NAS") plus a target implicit contribution amount per NAS of $60 less Phase II (forward-looking incremental cost) plus a 15% mark-up. The TSR will be updated annually to reflect changes to residential service rates and NAS count in high cost areas.

The CRTC also determined that 2001 would be a transition year. Service providers will continue to pay contribution on a per-minute basis until April 2001. Then, after appropriate adjustments are made, the new regime will be in force beginning May 1, 2001. The new mechanism was effective as of January 1, 2001 using a tax rate of 4.5%. The tax rate was further reduced to 1.4% effective January 1, 2002. This decision significantly reduces the Company's and all IXCs' contribution burden.

In December 1997 the CRTC agreed to forbear from regulating the Incumbents' long distance services and most private line services, except on certain transmission routes on which there is no competitive supply of transmission facilities. However, if these services are bundled together with regulated services (e.g., local service), then the bundled package is required to be approved by the CRTC. The CRTC will not approve the bundle unless it passes an imputation test, namely that the bundled price is above the incremental cost of providing the forborne services plus the tariffed rate for any regulated service included in the offering. As such, although the forbearance from regulation of the Incumbents' long distance rates has greatly increased the competitive pressure on the Company, the Incumbents are still, at least in theory, prevented from using their local monopoly to create anti-competitive bundles that the Company and other IXCs cannot duplicate.

The Company continues to purchase a number of services from the Incumbents' utility segments which are regulated by the CRTC. In Decision 94-19 the CRTC decided that a price cap system would be the best method of regulating the Incumbents' utility services. The Incumbents were also required to implement a Carrier Access Tariff which is a utility segment tariff made up of various bottleneck services and charges required by a long distance service provider, such as network interconnection charges and "start-up" or switch modification charges and contribution. All companies that offer interconnected switched long distance services, including the competitive divisions of the Incumbents, pay these charges to the Incumbents' utility segments. As such, the CRTC still regulates the most important services that the Company must purchase from the Incumbents in order for the Company to provide service to its customers. In March 2000, the CRTC ordered the Incumbents to alter their direct connect switching charges from 0.7 cents per minute to 0.3 cents, thus significantly reducing the Company's access costs. The Company is of the view that further reductions in the direct connect switching charges are merited and has made an application to the CRTC in that regard.

It is impossible to determine if, and for how long, the underlying policies of the CRTC towards fostering the development of competition in long distance services will remain in the future. The CRTC has decided to forbear in part from regulating some of the public long distance services offered by the Incumbents. The CRTC may fail to react quickly and effectively to anti-competitive practices or other anti-competitive effects resulting from the Incumbents' dominant position in the local services and long distance services markets. As a result, there can be no assurance that the regulatory environment in Canada will result in an economically feasible environment for alternative long distance carriers such as the Company. Any change, or lack of change in some cases, in such policies or regulations could have a material adverse effect on the Company.

Local Competition. In the Local Decisions, the CRTC set out the terms and conditions for competitive entry in the local services market. The decisions also address a number of technical and regulatory policy issues, some of which are discussed below.

The Incumbents were mandated to provide certain "essential facilities" (i.e., monopoly controlled facilities needed by CLECs to provide local service which cannot be economically or technically duplicated by CLECs) to CLECs at the Incumbents' incremental costs of providing that service plus a 25% mark-up. The CRTC also ordered the Incumbents to provide a number of other key services (including local loops in urban areas and transiting services) at essential facility rates until May 1, 2002. An example of such facility rates with particular importance to the Company were the rates for unbundled local loops established in Decision 98-22. In 1999, the CRTC released Telecom Decision CRTC 99-20, clarifying that the one-time charges set by the ILECs for order processing are to be applied on a per-loop (as opposed to a per-batch order) basis. The Company regarded this as an unfortunate decision, as it negatively impacted upon the ability of the Company to continue with its plans to enter the residential segment of the local services market on an economical basis. The Company therefore mounted an aggressive regulatory challenge to have the rates reduced by the CRTC. Consequently, in November 2001, the CRTC issued Decision 2001-694 which effectively reduced the one-time charges for a typical residential customer by between 38% to 52%, and for a typical business customer by between 32% to 47%. The rates were made interim and will be finalized once updated cost studies have been submitted by the ILECs. The decision also allows loop orders for multi-dwelling units to be submitted on a batch basis rather than on a loop basis. In that case, the one-time charges for loop selection will apply per-batch as opposed to per-loop.

In the Local Decisions, the Incumbents were also mandated to provide co-location, a process by which competitors may place their transmission facilities in the Incumbents' central offices, thereby allowing competitors such as the Company, to configure their networks in a more efficient manner. In Decision 97-15, the CRTC ruled that, subject to space availability, both physical and virtual co-location must be provided to "Canadian carriers", such as the Company, pursuant to a tariffed service or an interconnection agreement. CNCI is now operating as a CLEC in the operating territories of the three largest Incumbents. With 101 co-locations in these operating territories, the Company has one of the largest local footprints in Canada. In 2001, the CRTC released a series of decisions intended to minimize CLECs' capital and operating costs associated with co-location, as well as to improve their time-to-market by reducing ILECs' co-location service delivery intervals. For examples: the CRTC mandated the ILECs to permit CLECs to sub-lease co-location spaces to and from other CLECs; new and less capital-intensive forms of co-location arrangement was mandated and rules were put in place to allow CLECs to increase co-location space to match their growth needs; new rate structure for power and environmental conditioning was implemented; and the CRTC expanded the list of equipment types that CLECs may co-locate in their co-location spaces. These decisions have given the Company significant added flexibility in its network and service roll out plans.

The remainder of the Local Decisions established the principle that CLECs were to be treated as co-carriers with the Incumbents and that all LECs have an equal right to obtain a subsidy to provide local service in high cost areas. This latter right is achieved through the portable subsidy regime. However, to date, virtually all portable subsidy payments continue to be paid to the Incumbents. For 2002, the calculation of this portable subsidy will continue to be based on Incumbent costs and revenues and be paid from a central fund to all eligible LECs.

Under the CRTC's co-carrier rules, local traffic is to be exchanged between all LECs on a bill and keep basis, with payments only made from one LEC to another if there is a gross imbalance of traffic in one direction. The rates for imbalanced traffic are set by the CRTC. These rates, and other key local interconnection terms, continue to be regulated by the CRTC. The Company's subsidiary which provides local services, CNCI, has received approval for tariffs to provide local services in the operating territories of the three largest Incumbents (Bell Canada, Telus Communications (B.C.) Inc. and Telus Communications Inc.) In order to operate as a CLEC, and receive tariff approval, CNCI must be a Canadian carrier which is majority-owned and controlled by Canadians.

The Local Decisions also established the principle that each LEC is required to pay for its own cost to provide local number portability ("**LNP**"), a process by which a customer can change local providers but preserve their local phone number. LNP has been rolled out across the country on a city by city basis.

Although the Local Decisions established the framework for local competition, many of the details were left for the parties to work out. As such, the Local Decisions referred many of the implementation issues associated with the introduction of local services competition to a committee chaired by the CRTC and made up of a variety of industry stakeholders ("**CISC**"). The Company is actively participating in a number of CISC-related working groups.

It is impossible to determine if the underlying policies of the CRTC which are intended to foster the development of competition in the market for local services will continue in their current form. In the Local Decisions, the CRTC expressed its view that the Incumbents require regulation in the local services market and will likely continue to require such regulation until their market power is substantially reduced. However, the CRTC's view as to the need for such regulation may change, or not change sufficiently, or the CRTC may not react quickly and effectively to anti-competitive practices or other anti-competitive effects resulting from the dominant position of the Incumbents in the local services and long distance services markets. As a result, there can be no assurance that the regulatory environment in Canada will be favorable to new entrants such as the Company.

Nonetheless, the CRTC has expressed in public statements as well as by several recent decisions, a renewed commitment to making local competition work in Canada. The CRTC has released a number of decisions that reduce CLECs' carrier costs. There are also several proceedings currently before the CRTC which will significantly impact the regulatory and economic environment for local services.

One of the key aspects of the Company's local business plans has been to base its roll-out of local services on local loops leased from the Incumbents at discounted rates mandated by the CRTC. Although originally mandated to be regulated only until May 2002, the CRTC in a public notice dated June 2000 requested that the ILECs "show cause" as to why the sunset provision for local loop availability should not be extended. On March 1, 2001 in CRTC Decision 2001-184, the Commission extended the sunset period for near-essential facilities, without specifying a termination date, until such time as the market for such facilities is sufficiently competitive. Therefore, as a result of this proceeding, the availability of these facilities will be extended beyond 2002.

In addition, in CRTC Decision 2001-238, released April 27, 2001, the Commission lowered unbundled local loop rates by approximately 30%. The CRTC is also conducting a proceeding to determine whether to reduce the ILECs' mark-up on unbundled loops and other essential and near-essential facilities from 25% to 15%. This will help to further reduce the Company's carrier costs.

In January 2002, the CRTC released a decision (Telecom Decision CRTC 2002-1) that expands the restrictions on ILECs' win-back activities in the local service market. Prior to the decision, the current rules prohibited ILECs from contacting a local customer until three months after the customer's primary exchange service (local service) has been effectively transferred to a CLEC. However, the ILECs had the opportunity to contact the customer for bundled services that include for example local and long distance or internet service. In the new decision, the Commission orders that ILECs shall not attempt to win back a business customer with respect to primary exchange service, and in the case of a residential customer, with respect to primary exchange or any other service, for a period of three months after that customer's primary local exchange service has been completely transferred to another local service provider. The decision ensures that an ILEC cannot attempt to win back a residential local service customer by contacting the customer for any other service.

As a result of these regulatory decisions, the Company has accelerated its re-entry into the local market, both for business and residential customers, in nine of the largest metropolitan areas in Canada.

In October 2001, the CRTC completed its review of the price cap regulatory regime which it established for the ILECs in 1998. In 1998 the CRTC established the first price cap regulatory regime for the ILECs based on the belief that a price cap regime was more appropriate in the transition from monopoly to competition in the local exchange market than the traditional rate-of-return regulation. The price cap regime was expected to create incentives for the ILECs that would normally be found in competitive markets, while at the same time protecting customers and competitors from abuse of market power that could result due to the absence of effective competition. In March 2001, the CRTC initiated a public proceeding (Telecom Public Notice CRTC 2001-37) to review the extent to which the 1998 Price Cap regime has met its stated objectives and ~~to~~ establish the regulatory regime that would replace it. The CRTC's decision will have significant impact on the regulatory environment in Canada. The CRTC is expected to issue a decision by the end of the first quarter of 2002, to be effective presumably as of January 1, 2002. The new regime could result in substantial reduction in the prices of the carrier services purchased by the Company and other competitors from the ILECs.

Municipal Access. In March 1999, a dispute arose between Ledcor Industries Inc. ("**Ledcor**") and the City of Vancouver over Ledcor's installation of fibre optic transmission lines over road crossings in the City of Vancouver without having executed the City's access agreements. These agreements included a provision that Ledcor pay 2% of its gross revenues associated with traffic carried on the relevant fibre optic lines. Ledcor filed an application with the CRTC, seeking an order that would grant Ledcor access to the City of Vancouver's rights-of-way on more favorable terms than those that the City's access agreements contained. The City of Vancouver responded by filing an application with the CRTC seeking an order that telecommunications carriers purchasing fibre from Ledcor, including the Company, also sign the City's access agreements. To resolve this dispute, the CRTC initiated a public proceeding (Telecom Public Notice CRTC 99-25) to determine the terms and conditions of access by Canadian carriers to municipal property in Vancouver for the purpose of constructing, maintaining and operating transmission lines.

In a decision released on January 25, 2001 (Decision CRTC 2001-23), the CRTC found it was within its jurisdiction to regulate the conditions of access to municipal rights of way, including the costs associated with such access. The CRTC will permit municipalities to recover causal, direct, out-of-pocket expenses, but refused to allow municipalities to levy market-based fees, including the gross revenue fees sought by the City of Vancouver. While the proceeding was limited to the Vancouver dispute, the CRTC indicated that the principles developed in this proceeding would inform the CRTC's review of such disputes in other locations. This decision is favourable for carriers, like the Company, that build and operate fibre facilities in Canada.

However, on February 22, 2001 the cities of Ottawa and Toronto filed with the Federal Court of Appeal a Motion for Leave to Appeal Decision CRTC 2001-23, on the ground, among others, that the CRTC exceeded its jurisdiction in making the determinations that it made in the decision. Several municipalities joined the appeal. The Federal Court of Appeal granted the appellants leave to appeal. It is impossible to say when the matter will be decided with finality as the appeal process is expected to be protracted. In the meantime, the CRTC's decision remains effective in that the decision was not stayed or vacated by the Federal Court of Appeal. The CRTC has also initiated a public proceeding (Telecom Public Notice CRTC 2001-99) to determine whether it has the jurisdiction and authority to review municipal agreements that were entered into prior to the Ledcor decision, with a view to rationalizing them to that decision.

Canadian Regulation of International Traffic. Until October 1, 1998, Teleglobe enjoyed a government sanctioned monopoly as the facilities provider of Canadian overseas telecommunications. On January 1, 1999, the CRTC instituted a new regulatory regime for international telecommunications. Under this regime, any carrier that transports international telecommunications traffic over a Canadian border requires a Class A license from the CRTC. Any domestic carrier that originates or terminates, but does not carry over the border, international telecommunications traffic requires a Class B license from the CRTC. Both types of licensees are subject to minimal reporting requirements and are prevented from acting in an anti-competitive manner. The Company has obtained three Class B licenses (for Sprint Canada, CNCI and AlternaCall Inc.) as well as one Class A license (for Call-Net Technology Services Inc.).

United States Regulatory Environment. The Federal Communications Commission ("**FCC**") is an independent agency of the United States (U.S.) federal government charged under the Communications Act of 1934, as amended, and the Telecommunications Act (U.S.) (collectively "the **Communications Act**") with regulation of carriers providing interstate or international telecommunications services in the U.S. The Communications Act requires that rates charged by long distance telephone companies must be "just and reasonable" and may not be unreasonably discriminatory or unduly preferential. Consumers or other carriers may file complaints with the FCC regarding any unjust or unreasonable practices by common carriers.

Carriers seeking to provide international services must obtain authorization from the FCC pursuant to Section 214 of the Telecommunications Act (U.S.) prior to offering international services.

Telecommunications services providers in the U.S. are also regulated at the state level by state public utilities commissions ("**PUCs**") and/or other authorities. State regulations apply only to intra-state services, and not to international or inter-state services.

The Company believes that it operates in full compliance with all rules, regulations and policies of the FCC, the state regulators, and other communications regulatory agencies in the U.S. Some of these rules, regulations and policies are extremely complex, unclear and are rapidly changing. While the Company is making its best efforts to fully comply, it can give no assurance that the FCC or other agencies, and reviewing courts, will agree with its good faith interpretations of certain complex rules, regulations and policies. Moreover, as noted above, the Company can give no assurance that these rules, regulations and policies will not change in the future in a manner that would have a material adverse effect on the Company.

International Regulatory Environment. The Company has obtained an International Facilities Licence ("**IFL**") in the UK that allows it to operate as a facilities-based carrier or a reseller of international telecommunications. The Company will obtain other licenses to serve other foreign jurisdictions, as needed, if it expands its foreign operations.

The Company does not have the same depth of experience in working with foreign regulators as it has with the CRTC, and such regulators are not familiar with the Company. Moreover, the Company is a foreign entity for such regulators. In addition, the Company's U.S. and international expansion plans are premised on recent regulatory and political decisions to open markets up to competition. As a result, there can be no assurance that the regulatory climate in one or more of the jurisdictions in which the Company begins to compete will be or will continue to be favourable to new entrants such as the Company. Any change in policy or regulation could have a material adverse effect on the Company's operations and financial condition.

PRICE RANGE AND TRADING VOLUME FOR THE EXISTING SHARES

Existing Common Shares

The following table shows the high and low sale prices of, and trading volumes for, the Existing Common Shares as reported on the TSE for the periods indicated:

	High Cdn$	Low Cdn$	Volume
2001			
January	1.88	0.95	1,113,690
February	1.70	0.90	1,160,802
March	1.22	0.90	521,821
April	1.10	0.80	328,037
May	1.64	0.95	514,788
June	1.65	0.90	339,765
July	1.47	1.00	311,601
August	1.15	0.75	370,761
September	0.80	0.53	431,169
October	0.71	0.32	699,804
November	0.75	0.33	756,798
December	0.53	0.33	889,939
2002			
January	0.73	0.40	811,200
February 1–February 22	0.74	0.42	602,876

Existing Class B Non-Voting Shares

The following table shows the high and low sale prices of, and trading volumes for, the Existing Class B Non-Voting Shares as reported on the TSE for the periods indicated:

	High Cdn$	Low Cdn$	Volume
2001			
January	1.68	0.79	4,038,641
February	1.40	0.75	1,631,726
March	0.95	0.52	2,505,928
April	0.77	0.36	1,995,153
May	1.40	0.73	2,376,342
June	1.27	0.75	849,601
July	1.20	0.80	556,337
August	0.80	0.55	587,674
September	0.67	0.36	848,783
October	0.47	0.25	2,583,389
November	0.35	0.19	7,556,393
December	0.30	0.20	3,472,946
2002			
January	0.60	0.28	4,588,900
February 1–February 22	0.58	0.29	4,919,856

LEGAL PROCEEDINGS

On September 21, 2001, the Company announced that the Company and a former President and Chief Executive Officer of the Company, reached a mutually agreeable settlement relating to a claim which sought damages in respect of his termination of employment on October 14, 1999. The settlement was significantly lower than the original claim brought against the Company. The Company had provided sufficiently for the settlement and therefore, this settlement does not impact current results.

The application for directions from the Court commenced by Montreal Trust Company of Canada (now Computershare Investor Services Inc.) on April 27, 2000 concerning the payment of $30 million held in trust under a "change in control agreement" with certain senior management dated September 9, 1999 remains outstanding. The application was heard by way of a trial during the week of December 3, 2001. On January 28, 2002 the Court ruled that no change in control had occurred and directed the trust company to return the amounts held in trust back to Call-Net. The time period during which the applicants can appeal the decision has not yet expired. In the event that the Company lost an appeal, it will no longer be entitled to some of the $30 million held in trust in other current assets.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

EARNINGS COVERAGE

The earnings coverage set out below has been prepared and included in this Circular in accordance with Canadian disclosure requirements. The coverage has been calculated using the interest and exchange rates appropriate for the relevant period.

The consolidated net loss of the Company for the year ended December 31, 2001, before interest on consolidated long-term debt and income taxes, would have been insufficient to cover the annual interest expense on the consolidated long-term debt of the Company after giving effect to the Plan of Arrangement.

INCOME TAX CONSIDERATIONS

The following summaries are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any particular Securityholder. Consequently, Securityholders are urged to consult their own tax advisors for advice as to the tax considerations in respect of the Arrangement having regard to their particular circumstances.

Certain Canadian Federal Income Tax Considerations

In the opinion of Stikeman Elliott, counsel to the Company, the following is a fair and adequate summary of the principal Canadian federal income tax consequences of the Arrangement to Securityholders who deal at arm's length with the Company and hold their Existing Notes and Existing Shares, as the case may be, as capital property. The Existing Notes and Existing Shares will generally be considered to be capital property for this purpose to a Securityholder unless either the Securityholder holds such securities in the course of carrying on a business, or the Securityholder has acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is not applicable to a Securityholder that is a financial institution (as defined in the Canadian Tax Act) for purposes of the mark-to-market rules.

This summary is based upon the current provisions of the Canadian Tax Act, the current regulations thereto (the "**Regulations**") and counsel's understanding of the current published administrative practices and policies of the Canada Customs and Revenue Agency ("**CCRA**"). The summary also takes into account all Tax

Proposals, and assumes that all such Tax Proposals will be enacted. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations. No assurance can be given that the Tax Proposals will be enacted.

This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Securityholder. Securityholders are urged to consult their own tax advisors concerning the tax consequences to them of the Arrangement.

All amounts, including the cost of, interest or dividends received and accrued on, and proceeds of disposition from, the Existing Notes, Secured Notes, Existing Shares and New Shares must be determined in Canadian dollars at applicable exchange rates for the purposes of the Canadian Tax Act. The amount of interest and any capital gain or capital loss of an Existing Shareholder or Noteholder on or with respect to Existing Notes and Existing Shares may be affected by fluctuations in Canadian dollar exchange rates.

Residents of Canada

The following discussion applies to Securityholders who, for the purposes of the Canadian Tax Act and any applicable income tax treaty or convention, and at all relevant times, are resident in Canada ("**Canadian Holders**"). Certain Canadian Holders whose Existing Notes and Existing Shares might not otherwise qualify as capital property may, in certain circumstances, treat such Existing Notes and Existing Shares as capital property by making an irrevocable election provided by subsection 39(4) of the Canadian Tax Act.

Noteholders

Exchange of Existing Notes.

A Canadian Holder will be considered to have disposed of Existing Notes upon the exchange of such notes for cash, New Shares and Secured Notes on the Effective Date. A Canadian Holder will generally be required to include in income the amount of interest (including accretion of Existing Senior Discount Notes) accrued or deemed to accrue to the Effective Date or that become receivable or was received on or before the Effective Date, to the extent that such amounts have not otherwise been included in the Canadian Holder's income for the year or a preceding taxation year. Where a Canadian Holder is required to include an amount in income on account of interest on the Existing Notes that accrues in respect of the period prior to their date of acquisition, the Canadian Holder will be entitled to a deduction in computing income of an equivalent amount. The adjusted cost base of the Existing Notes to the Canadian Holder will be reduced by the amount which is so deductible.

In general, the exchange of Existing Notes for cash, New Shares and Secured Notes will give rise to a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any amount included in the Canadian Holder's income as interest and any reasonable costs of disposition, exceed (or are less than) the Canadian Holder's adjusted cost base of the Existing Notes. Any such capital gain (or a capital loss) will be subject to the treatment described under the heading "Taxation of Capital Gains and Capital Losses" below. For this purpose, a Canadian Holder's adjusted cost base of Existing Notes will generally include the amount previously included in the Canadian Holder's income as interest on such Existing Notes, to the extent such amounts exceed amounts actually received by the Canadian Holder as interest. A Canadian Holder's proceeds of disposition of Existing Notes upon the exchange of such Notes for cash, New Shares and Secured Notes will be an amount equal to the sum of the cash and the fair market value at the Effective Time of the New Shares and Secured Notes received on the exchange. Any capital loss realized on the exchange of an Existing Note for cash, New Shares and Secured Notes will be limited to an amount equal to the loss otherwise determined multiplied by the proportion that the sum of the cash and the fair market value at the Effective Date of the New Shares is of the proceeds of disposition of the Existing Notes. A Canadian Holder will be considered to have acquired any New Shares and Secured Notes at a cost equal to their fair market value at the Effective Time, plus in the case of the Secured Notes, the amount of any denied loss referred to above.

Taxation of Interest on Secured Notes.

A Canadian Holder that is a corporation, partnership, unit trust or trust of which a corporation or a partnership is a beneficiary will be required to include in its income for a taxation year any interest on the Secured Notes that accrued to it or was deemed to accrue to it to the end of the year or that became receivable or was received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. Any other Canadian Holder, including an individual, will be required to include in income for a taxation year any interest on Secured Notes received or receivable by such Canadian Holder in the year (depending upon the method regularly followed by the Canadian Holder in computing income), except to the extent that such amount was otherwise included in its income for the year or a preceding taxation year.

Where a Canadian Holder is required to include an amount in income on account of interest on the Secured Notes that accrued in respect of the period prior to their date of acquisition, the Canadian Holder will be entitled to a deduction in computing income of an equivalent amount. The adjusted cost base of the Secured Notes to the Canadian Holder will be reduced by the amount which is so deductible.

Sale, Redemption or Repayment of Secured Notes.

On a disposition or a deemed disposition of Secured Notes, including redemption, repayment or purchase by the Company, a Canadian Holder will generally be required to include in income the amount of interest accrued or deemed to accrue to the date of disposition, to the extent that such amounts have not otherwise been included in the Canadian Holder's income for the year or a preceding taxation year.

In general, a disposition or deemed disposition of the Secured Notes will give rise to a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any amount included in the Canadian Holder's income as interest and any reasonable costs of disposition, exceed (or are less than) the Canadian Holder's adjusted cost base of the Secured Notes. Any such capital gain (or a capital loss) will be subject to the treatment described under the heading "Taxation of Capital Gains and Capital Losses" below.

Holding and Disposition of New Shares.

The consequences to a Canadian Holder of holding New Shares are as described below under "Existing Shareholders — Dividends on New Shares" and "Existing Shareholders — Disposition of New Shares".

Existing Shareholders

Exchange of Existing Shares for New Shares.

A Canadian Holder whose Existing Shares are exchanged for New Shares will be deemed to have disposed of the Existing Shares for proceeds equal to their adjusted cost base to the Canadian Holder and to have acquired the New Shares for a cost equal to that same amount. The Canadian Holder will not realize a capital gain, capital loss or deemed dividend by virtue of such exchange.

Consolidation of New Shares.

A Canadian Holder will not realize any income tax consequences in respect of the consolidation of New Shares pursuant to the Arrangement. For the consequences relevant to a Canadian Holder on the disposition of fractional share interests for cash proceeds pursuant to the Arrangement, please see "Existing Shareholders — Disposition of New Shares" below.

Dividends on New Shares.

Dividends and deemed dividends on New Shares will be included in a Canadian Holders's income for purposes of the Canadian Tax Act. Such dividends received by an individual Canadian Holder will be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act. A Canadian Holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a "private corporation" as defined in the

Canadian Tax Act, or a "subject corporation" (as such terms are defined in the Canadian Tax Act), may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33⅓% on dividends received or deemed to be received on the New Shares to the extent such dividends are deductible in computing the Canadian Holder's taxable income.

Disposition of New Shares.

A Canadian Holder will realize a capital gain (or capital loss) on a disposition or deemed disposition of New Shares (including a disposition by the Transfer Agent on behalf of a Canadian Holder of a fractional share interest in a New Share) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base to the Canadian Holder of such New Shares, and any reasonable costs of disposition. The tax treatment of any such capital gain (or capital loss) is the same as described below under "Taxation of Capital Gains and Capital Losses".

Exchange of New Class B Non-Voting Shares for New Common Shares.

No disposition will arise on the acquisition by a Canadian Holder of New Common Shares in exchange for New Class B Non-Voting Shares. In the event of such an exchange, the adjusted cost base of the New Common Shares for which the New Class B Non-Voting Shares are surrendered for exchange will equal the adjusted cost base of the surrendered New Class B Non-Voting Shares.

Exchange of New Common Shares for New Class B Non-Voting Shares

No disposition will arise on the acquisition by a Canadian Holder of New Class B Non-Voting Shares in exchange for New Common Shares. In the event of such an exchange, the adjusted cost base of the New Class B Non-Voting Shares for which the New Common Shares are surrendered for exchange will equal the adjusted cost base of the surrendered New Common Shares.

New Rights Plan

A Canadian Holder will not recognize any income tax consequences as a result of the issuance of a Right under the New Rights Plan.

Taxation of Capital Gains and Capital Losses

In general, one-half of any capital gain (a "**taxable capital gain**") realized by a Canadian Holder in a taxation year will be included in the Canadian Holder's income in the year and one-half of the amount of any capital loss realized by a Canadian Holder in a taxation year may be deducted from net taxable capital gains realized by the Canadian Holder in the year and any of the three preceding taxation years or in any subsequent year, to the extent and under the circumstances described in the Canadian Tax Act.

Additional Refundable Tax

A Canadian Holder that is a "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income including amounts in respect of interest and taxable capital gains.

Eligibility for Investment

The Secured Notes and New Shares would, if issued on the date hereof, be qualified investments under the Canadian Tax Act and the Regulations for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than, with respect to Secured Notes, trusts governed by deferred profit sharing plans for which any of the employers is the Company or an employer which does not deal at arm's length with the Company) within the meaning of the Canadian Tax Act. The Secured Notes and New Shares would not, if issued on the date hereof, be foreign property for the purposes of the Canadian Tax Act and the Regulations.

Non-Residents of Canada

The following discussion applies to a Securityholder who, for the purposes of the Canadian Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not resident in Canada and does not use or hold Existing Notes or Existing Shares, and will not use or hold Secured Notes or New Shares in carrying on a business in Canada (a "**Non-Resident Holder**"). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere.

Noteholders

Exchange of Existing Notes.

Upon the exchange of Existing Notes for cash, New Shares and Secured Notes by a Non-Resident Holder pursuant to the Arrangement, no taxes will be payable under the Canadian Tax Act by such a Non-Resident Holder.

Holding and Disposition of Secured Notes.

Under the Canadian Tax Act, the payment by the Company of interest, principal and premium (if any) in respect of the Secured Notes to a Non-Resident Holder will be exempt from Canadian non-resident withholding tax.

No other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the acquisition, holding, redemption or disposition of the Secured Notes or the receipt of interest, principal and premium (if any) thereon by a Non-Resident Holder.

Existing Shareholders

Exchange of Existing Shares for New Shares.

A Non-Resident Holder of Existing Shares will not be subject to Canadian tax in respect of the exchange of such Existing Shares for New Shares. The Non-Resident Holder will be deemed to acquire the New Shares at a cost equal to the adjusted cost base of the Non-Resident Holder's Existing Shares immediately before the Effective Time. However, a Non-Resident Holder of Existing Class C Non-Voting Shares may be required to comply with the requirements of section 116 of the Canadian Tax Act as a result of the exchange.

Consolidation of New Shares.

A Non-Resident Holder will not be subject to Canadian tax in respect of the consolidation of the New Shares pursuant to the Arrangement. For the consequences relevant to a Non-Resident Holder on the disposition of fractional share interests for cash proceeds pursuant to the Arrangement, please see "Existing Shareholders — Disposition of New Shares" below.

Dividends on New Shares.

Dividends paid or credited and deemed to be paid or credited on New Shares to Non-Resident Holders will be subject to a non-resident withholding tax under the Canadian Tax Act at the rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention.

Disposition of New Shares.

A disposition by a Non-Resident Holder of New Shares (including a disposition by the Transfer Agent on behalf of a Non-Resident Holder of a fractional share interest in a New Share) will not be subject to Canadian tax unless such New Shares constitute taxable Canadian property to the Non-Resident Holder at the time of the disposition.

New Shares generally will not constitute taxable Canadian property to a Non-Resident Holder at the time of their disposition unless the Non-Resident Holder at that time owns, or at any time in the five years immediately preceding that time owned, either alone or together with persons with whom the Non-Resident Holder does not deal at arm's length, 25% or more of the issued shares of any class or series of the Company, including rights to acquire shares.

Exchange of New Shares

A Non-Resident Holder will not be subject to Canadian tax in respect of the exchange of New Class B Non-Voting Shares for New Common Shares, or in respect of the exchange of New Common Shares for New Class B Non-Voting Shares. The adjusted cost base of New Shares into which the other New Shares were exchanged will equal the adjusted cost base of the New Shares surrendered.

New Rights Plan

A Non-Resident Holder will not be subject to Canadian tax as a result of the issuance of a Right under the New Rights Plan.

Consequences to the Company

The exchange by the Company of Existing Notes for cash, New Shares and Secured Notes will result in the settlement or extinguishment of a certain amount of the Existing Notes pursuant to the Arrangement. This amount will reduce, in prescribed order, certain tax attributes of the Company, including non-capital losses, net capital losses, cumulative eligible capital, undepreciated capital cost of depreciable property and the adjusted cost base of certain capital property (the "Tax Shield"). Generally, one-half of the amount by which the amount of the settlement or extinguishment exceeds the Tax Shield will be required to be included in the Company's income for the taxation year in which the Effective Date takes place. The Company expects that the exchange of Existing Notes for cash, New Shares and Secured Notes will not result in any amount being required to be included in its income.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain of the anticipated U.S. federal income tax consequences to U.S. holders of the exchange of, as well as the ownership and disposition of the Secured Notes and New Shares. The tax treatment of a Holder might vary depending upon such Holder's particular situation, and certain Holders — including foreign persons or entities, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons holding notes as a hedge or that are hedged against interest rate or currency risks, persons holding notes as part of a straddle or conversion transaction for tax purposes, holders whose functional currency for U.S. tax purposes is not the U.S. dollar, or holders owning 10% or more of the voting stock of the Company — might be subject to special rules not discussed below. In addition, this discussion does not consider the effect of any foreign, state or other tax laws that may be applicable to particular Holders, and does not address the possible application of the "controlled foreign corporation" rules for U.S. federal tax purposes. This summary assumes that Holders hold their Existing Notes and Existing Shares, and will hold their Secured Notes and New Shares, as "capital assets" within the meaning of Section 1221 of the Code and that the Existing Notes and the Secured Notes will be treated as debt, and not equity, for U.S. federal income tax purposes.

As used herein a "U.S. holder" (or United States holder) means a Holder that is (i) a citizen or resident (within the meaning of section 7701(b) of the Code) of the United States, (ii) a corporation, partnership or other entity formed under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust both subject to the primary jurisdiction of a United States court and subject to control by a United States fiduciary as described in section 7701(a)(30) of the Code, or (v) any other person whose income or gain with respect to the Existing Notes or Existing Shares or Secured Notes or New Shares is effectively connected with the conduct of a United States trade or business.

This summary is based on the Code and applicable Treasury regulations, rulings, administrative pronouncements, decisions and other guidance as of the date hereof, all of which are subject to change or different interpretations, by legislative action, administrative action or judicial decision, at any time, with possible retroactive effect.

United States holders should consult their own tax advisors to determine their particular tax consequences of the exchange of Existing Notes or Existing Shares for Secured Notes and/or New Shares and/or cash and the ownership and disposition of the Secured Notes and New Shares under federal and applicable state, local and foreign tax laws.

Federal Income Tax Consequences of the Exchange to Noteholders

Exchange of Existing Notes for Secured Notes, New Class B Non-Voting Shares and Cash

Pursuant to the Plan of Arrangement, the Company intends to allocate the Secured Notes, New Class B Non-Voting Shares and cash issued in the exchange for the Existing Notes generally first to accrued or compounded but unpaid interest and accrued original issue discount on the Existing Notes, and then to principal. To the extent that the amounts received in exchange for the Existing Notes are treated for tax purposes as received in whole or in part in satisfaction of such interest or discount, then the amount so treated would be taxable to the U.S. holder as interest income only if and to the extent such amounts previously have not been included in such holder's gross income. Further, regardless of whether the Secured Notes are treated as "securities" for tax purposes (see discussion below), a U.S. holder likely will recognize a loss (which likely will be an ordinary loss) equal to the excess, if any, of (i) the U.S. holder's adjusted cost basis in the Existing Notes attributable to the accrual of interest with respect to such Existing Notes on or after the beginning of such holder's holding period, over (ii) the portion, if any, of the consideration received in the Exchange of such Existing Notes that is attributable to such accrued interest. Application of the foregoing rules to accrued original issue discount is uncertain. U.S. holders are urged to consult their tax advisors regarding application of these rules to accrued original issue discount. Further, if the consideration received in the exchange by a U.S. holder is less than the unpaid interest and original issued discount with respect to Exchange Notes accrued during the period held by such holder, such holder may not be treated as having participated in the recapitalization for U.S. federal income tax purposes, and therefore may recognize a loss in the exchange. Any such holders should consult their tax advisors in such circumstances.

Except as noted above, the exchange of Existing Notes for Secured Notes, New Class B Non-Voting Shares and cash should be considered an exchange of securities and qualify as a "recapitalization", within the meaning of section 368(a)(1)(E) of the Code. As a result, exchanging Noteholders generally will recognize taxable gain on the exchange only to the extent of the lesser of: (i) the gain realized in the exchange, if any (but not including as discussed below, any gain or loss relating to consideration received in respect of accrued but unpaid interest or possibly accrued but unpaid original issue discount) or (ii) the amount of any "boot" (as defined below) received in the exchange. No loss should be recognized on the exchange (except as described below regarding accrued but unpaid interest or accrued but unpaid original issue discount).

Gain or loss realized on the exchange should equal to the difference between (i) the sum of cash, the aggregate "issue price" of the Secured Notes (see discussion below), the value of any "other property", and the aggregate fair market value of the New Class B Non-Voting Shares (which, together with the New Common Shares, are expected to trade on the TSE) received in exchange for the Existing Notes, and (ii) such holder's adjusted cost basis in his Existing Notes. The amount of "boot" in the exchange should be equal to the amount of cash, other than cash received for fractional shares, and "other property" received pursuant to the exchange. "Other property" could include the Secured Notes, if the Secured Notes are not considered "securities" for U.S. federal income tax purposes and possibly the rights obtained pursuant to the New Rights Plan. Except as otherwise provided in the discussion below, any gain or loss recognized on the exchange of the Existing Notes should be capital gain or loss. Such capital gain will be long-term capital gain, if the U.S. holder's holding period for the Existing Notes is greater than twelve months. The current federal long-term capital gain tax rate is generally 20 percent for individuals, while corporations are taxed at their regularly applicable rate.

Whether a debt instrument constitutes a "security" depends on an overall evaluation of the nature of the debt instrument, with the weighted average maturity of the debt instrument usually regarded as the most important factor. Under present law, debt instruments with a five-year weighted average maturity or less generally have not qualified as "securities," whereas debt instruments with a weighted average maturity of ten years or more generally have qualified as "securities." The Existing Notes have a weighted average maturity of ten years and, based on this and other factors, should be considered securities for U.S. federal income tax purposes. The Secured Notes have a weighted average maturity of between five and ten years. Therefore, whether the Secured Notes will be treated as "securities" for U.S. federal income tax purposes is uncertain. If the Secured Notes are not "securities," then the amount of gain or loss on the exchange could be affected. Noteholders should consult their own tax advisors concerning the characterization of the Secured Notes and the Existing Notes as securities for U.S. federal income tax purposes.

The tax treatment of the New Rights Plan is unclear, both at the time of the exchange and at the time, if ever, that stock is issued under such plan. United States holders are urged to consult their own tax advisors regarding the New Rights Plan.

Certain U.S. holders may be affected by the Code's rules dealing with "market discount." In general, if a U.S. holder acquired its Existing Notes at a "market discount" and recognizes gain on the Exchange (under the rules discussed above), such gain will be characterized as ordinary income to the extent of accrued market discount not previously included in income under the Code's market discount rules. Market discount, generally, equals the excess, if any, of (i) the unpaid principal balance of the note at the time it is acquired by the U.S. holder, over (ii) the U.S. holder's tax basis in the note immediately after its acquisition (subject to a specified *de minimis* exception which provides that market discount is deemed to be zero where it is less than 0.25% of the unpaid principal balance of the note multiplied by the number of complete years to maturity from the date of acquisition). Generally, market discount is treated as accruing over the term of the note on a straight-line basis unless the U.S. holder elects to accrue on a constant yield rate basis.

The Existing 2007 Senior Interest-Bearing Notes are Canadian dollar denominated notes. Pursuant to the Plan of Arrangement, unpaid principal and interest on such notes will be converted to U.S. dollars at the Exchange Rate for purposes of determining the consideration to be received in the Exchange. United States holders of the Existing 2007 Senior Interest-Bearing Notes may recognize foreign currency exchange gain or loss as a result of the Exchange and should consult their tax advisors as to the application of these rules.

Cash received in lieu of fractional New Class B Non-Voting Shares generally should be treated as if the shares had been issued and then redeemed by the Company. Whether a U.S. holder will recognize capital gain or loss, as a result of such redemption will depend upon such holder's individual circumstances. United States holders should consult their tax advisors to determine the particular tax consequences to the receipt of cash in lieu of fractional shares in their case.

If the Secured Notes are "securities" for U.S. federal income tax purposes, a U.S. holder's aggregate adjusted tax basis in the New Class B Non-Voting Shares and Secured Notes received in the Exchange will be equal to such holder's adjusted tax basis in its Existing Notes, increased by the amount of gain recognized in the Exchange, and decreased by the amount of cash received (other than for fractional shares or accrued unpaid interest or original issue discount not previously included in such holder's income). A U.S. holder's aggregate adjusted tax basis in the Secured Notes and the New Class B Non-Voting Shares acquired in the Exchange, will be allocated between the Secured Notes and the New Class B Non-Voting Shares received in the Exchange based on the respective fair market values of such securities on the date of the Exchange. If the Secured Notes are not "securities," a U.S. holder's adjusted tax basis in the Secured Notes will be equal to their issue price and the adjusted tax basis of such holder's New Class B Non-Voting Shares will be equal to such holder's adjusted tax basis in his Existing Notes, increased by the amount of gain recognized in the exchange and decreased by the sum of (i) the amount of cash received (other than for fractional shares or accrued unpaid interest or original issue discount not previously included in such holder's income) and (ii) the issue price of the Secured Notes received under the Plan of Arrangement.

A U.S. holder's holding period in the Secured Notes and New Class B Non-Voting Shares acquired in the Exchange, if the Secured Notes are "securities" will include such holder's holding period in the Existing Notes. However, such holder's holding period for any New Class B Non-Voting Shares that are received in the Exchange and are attributable to original issue discount on the Existing Notes that accrued during the such holder's holding period, will begin on the day following the date of the Exchange. If the Secured Notes are not "securities," such holder's holding period for such notes will begin on the day following the date of the Exchange.

Federal Income Tax Consequences to Ownership of the Secured Notes and New Class B Non-Voting Shares

Original Issue Discount

The Secured Notes will have original issue discount ("**OID**") for U.S. federal income tax purposes if and to the extent that the "stated redemption price at maturity" of the Secured Notes exceeds the "issue price" of the Secured Notes. The "stated redemption price at maturity" of a debt instrument is the sum of its principal amount plus all other payments required thereunder, other than payments of "qualified stated interest" (defined generally as stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate).

The determination of the "issue price" of the Secured Notes will depend on whether either the Existing Notes or the Secured Notes are traded on an "established market." An "established market" includes a quotation medium that provides a reasonable basis to determine fair market value by disseminating either recent price quotations of one or more identified brokers, dealers, or traders or actual prices of recent sales transactions (but not including a directory or listing of brokers, dealers or traders for specific securities, such as yellow sheets, that provides neither price quotations nor actual prices of recent sales transactions). If the Existing Notes or the Secured Notes appear on a quotation medium, the Secured Notes will be considered to be publicly traded on an "established market" for U.S. federal income tax purposes.

Assuming the Secured Notes are traded on an "established market," their issue price will be equal to their fair market value on the date of the exchange. Therefore, the stated redemption price at maturity of the Secured Notes may exceed the issue price of such notes (by more than a permissible de minimis amount), with the result that the Secured Notes will be considered to be issued with OID. Thus, a holder of the Secured Notes will be required to include such OID in gross income for tax purposes in accordance with the rules discussed below.

Holders of Secured Notes generally will be required to include in gross income the amount equal to the sum of the "daily portions" of such OID for all days during the taxable year in which they hold the debt instrument. These daily portions will be determined based on a constant yield method by allocating to each day during the taxable year a pro rata portion of the OID on such debt instrument that is attributable to the "accrual period" in which such day is included. The amount of the OID that is attributable to each full accrual period will be the product of the Secured Note's adjusted issue price at the beginning of such accrual period, multiplied by the yield to maturity of the debt instrument (as determined by semi-annual compounding), less any qualified stated interest. The adjusted issue price of the Secured Notes initially will be equal to their issue price. Thereafter, the adjusted issue price at the beginning of any subsequent accrual period will be equal to the adjusted issue price at the beginning of the preceding accrual period, plus the amount of OID allocable to the preceding accrual period, minus any payments made during the preceding accrual period, other than qualified stated interest.

The Secured Notes will pay interest semi-annually at a single fixed rate of 10.625%. Any such qualified stated interest will be includable in a U.S. holder's gross income based on such holder's regular method of accounting.

A U.S. holder may elect to include in gross income all interest that accrues on a Secured Note using the constant-yield method with certain modifications. For this purpose, interest includes stated interest, OID, market discount and de minimis market discount, as adjusted by an acquisition premium or amortizable bond premium. In applying the constant-yield method, the issue price of the Secured Notes will equal the electing U.S. holder's adjusted basis in the Secured Notes immediately after its acquisition, the issue date of the Secured Notes will be the date of its acquisition by the electing U.S. holder and no payments on the Secured Notes will be treated as payments of qualified stated interest. Any OID or qualified stated interest will be foreign sourced income.

Premium and Acquisition Premium

If the Secured Notes are treated as being purchased at a "premium," for U.S. federal income tax purposes, U.S. holders will not be required to include in income any OID with respect to the Secured Notes. The Secured Notes will be considered to be purchased at a "premium" for U.S. federal income tax purposes if a U.S. holder's adjusted tax basis in such notes, immediately after the Exchange, exceeds the sum of all amounts payable on such notes after the date of the Exchange other than payments of qualified stated interest on such notes.

If the Secured Notes are not treated as being purchased at a "premium" for U.S. federal income tax purposes, then any OID that exists with respect to such notes may nevertheless be reduced if such notes are treated as being purchased at an "acquisition premium" for U.S. federal income tax purposes. The Secured Notes will be considered to be purchased at an "acquisition premium" for U.S. federal income tax purposes if such notes are not purchased at a "premium" and a U.S. holder's adjusted tax basis in such notes, immediately after the Exchange, is greater than such note's "adjusted issue price" (as defined above). If the Secured Notes are purchased at an "acquisition premium," then any OID with respect to such notes may be reduced by a fraction, where (i) the numerator of such fraction is equal to the excess of the U.S. holder's adjusted tax basis in such notes minus the adjusted issue price of such note, and where (ii) the denominator is the sum of all amounts payable on such note after the date of the exchange, other than qualified stated interest, minus such note's adjusted issue price.

Application of the "premium" and "acquisition premium" rules are complex, and therefore U.S. holders are urged to consult their own tax advisors concerning the possible application of these rules.

Amortizable Bond Premium

A U.S. holder may elect to take a tax deduction if such holder is considered to have Secured Notes with "amortizable bond premium" for U.S. federal income tax purposes. Generally, U.S. holders will be treated as having acquired Secured Notes with "amortizable bond premium" if the adjusted tax basis of such notes immediately after the Exchange exceeds the sum of all amounts payable on such Secured Notes other than payments of qualified stated interest. If a portion of the premium is amortized each year, a U.S. holder's basis in his Secured Notes must be reduced to reflect the amortization.

Application of the amortizable bond premium rules are complex, and U.S. holders are urged to consult their own tax advisors concerning the possible application of these rules.

Market Discount

The Secured Notes will be considered to have been acquired with market discount if the adjusted issue price of the Secured Notes at the time of the exchange exceeds the initial tax basis in the Secured Notes by more than a specified de minimis amount. The excess will be treated as de minimis market discount if such amount is less than 0.25% (1/4 of 1%) of the principal amount of the Secured Notes multiplied by the number of complete years to maturity from the date such notes were acquired, with the result that the amount of market discount will be considered to be zero. In addition, if the exchange is treated as a recapitalization and the Secured Notes are treated as a security for U.S. federal income tax purposes, then the accrued market discount on the Existing Notes surrendered in the exchange will carry over to the Secured Notes and the New Class B Non-Voting Shares in proportion to and up to the difference between the value of such securities and their respective tax basis received in the exchange.

Under the market discount rules, any partial principal payment on, and any gain realized on the sale, exchange, retirement or other disposition of, Secured Notes or New Non-Voting Class B Shares generally will be characterized as ordinary income to the extent of the market discount which accrued but was not previously included in income during the period you held such notes or shares. In addition, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Secured Notes or New Class B Non-Voting Shares may be deferred.

In general, market discount attributable to a Secured Note will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Secured Note, unless you make an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. It is unclear how these rules would apply with respect to market discount that is considered to carry over to the New Class B Non-Voting Shares and U.S. holders should consult their tax advisors regarding this issue. An election may be made to include market discount on the Secured Note in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Secured Note and upon the receipt of certain payments and the deferral of interest deductions, will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired by a U.S. holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. Such currently included market discount will increase the tax basis in the Secured Notes and generally should be treated as ordinary interest income for U.S. federal income tax purposes.

New Class B Non-Voting Shares

Distributions on New Class B Non-Voting Shares

Distributions on the New Class B Non-Voting Shares, whether paid in cash, or in property, that are paid out of the Company's current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible as ordinary income by a holder as a foreign-sourced dividend when received or accrued in accordance with such holder's method of accounting. The amount of each such dividend will equal the amount of cash or the fair market value of the property received by the holder. To the extent a holder receives a distribution that exceeds the Company's current or accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital that reduces the holder's adjusted tax basis in its New Class B Non-Voting Shares (to the extent of such basis) and thereafter as taxable gain from the sale or exchange of the New Class B Non-Voting Shares. Generally, the dividends received deduction and Code section 1059 recapture provisions should not be applicable to the U.S. holders.

Dividends paid in a foreign currency (including the amount of any foreign taxes withheld therefrom) will be includible in a U.S. holder's income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received, regardless of whether the dividends are converted into U.S. dollars. In addition, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in income to the date such payment is converted into U.S. dollars will be exchange gain or loss and will be treated as ordinary income or loss. United States holders should consult their own tax advisors regarding the possible effect and rate of any withholding tax requirements on the Company, the reduction of such withholding amounts under the 1980 income tax treaty between the United States and Canada (as amended by protocol) and any applicable foreign tax credits.

Sale, Exchange or Retirement of the Secured Notes and New Class B Non-Voting Shares

A U.S. holder generally will recognize gain or loss on the sale, exchange or retirement of the Secured Notes or New Class B Non-Voting Shares equal to the difference between the amount realized on the sale, exchange or retirement of the Secured Notes or New Class B Non-Voting Shares, and the U.S. holder's adjusted tax basis in such notes or New Class B Non-Voting Shares, respectively. A U.S. holder's adjusted tax basis in the Secured Notes and New Class B Non-Voting Shares is discussed above. Any gain or loss recognized on the sale, exchange or retirement of the Secured Notes (or New Class B Non-Voting Shares as the case may be) will generally be long-term capital gain or loss if the U.S. holder has held the Secured Notes (or New Class B Non-Voting Shares as the case may be) as capital assets for more than twelve months, other than amounts attributable to accrued interest or market discount.

Passive Foreign Investment Company

Currently, the Company does not expect to be a passive foreign investment company ("**PFIC**"). In general, a foreign corporation is a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. The determination of whether the Company may be a PFIC will be based on its income and assets, as well as those of its subsidiaries and certain affiliates, from time to time. Since the Company's income and assets will vary over time, there can be no assurance that it will not be considered a PFIC for any taxable year. Special tax rules apply to distributions in respect of, and gains realized upon the disposition of shares of a PFIC. United States holders of New Class B Non-Voting Shares should consult their tax advisors about the possibility that the Company may be a PFIC and the rules that would apply to such holders if it were.

Transfer Reporting Requirements

Any Secured Notes or New Class B Non-Voting Shares acquired in exchange for Existing Notes or Existing Shares, may require the filing of IRS Form 926 or similar form with the IRS if certain ownership and other requirements are met. Failure to file any such required form, could result in a penalty equal to 10% of the aggregate fair market value of the Existing Notes and/or Existing Shares (subject to a maximum penalty of U.S.$100,000, except in cases involving intentional disregard). U.S. holders should consult their tax advisors with respect to this or any other reporting requirement that may apply with respect to the acquisition of the Secured Notes or New Class B Non-Voting Shares.

Information Reporting and Backup Withholding

The payment within the United States of principal, interest or dividends on the Secured Notes and New Class B Non-Voting Shares, as well as proceeds from the disposition of such Secured Notes and New Class B Non-Voting Shares, held by certain non-corporate holders, may be subject to U.S. information reporting rules. Such payments also may be subject to U.S. backup withholding at a current rate of 30 percent, unless such holder provides a taxpayer identification number or otherwise establishes an exemption under the Code. However, such withholding amount is not an additional tax, and may be credited against such holder's U.S. federal income tax liability or refunded if the amounts so withheld exceed such holder's income tax liability.

Federal Income Tax Consequences of the Exchange to Class B and Class C Shareholders

Exchange of Class B Non-Voting Shares and Class C Non-Voting Shares for New Class B Non-Voting Shares

The Exchange of Class B Non-Voting Shares and Class C Non-Voting Shares for New Class B Non-Voting Shares will constitute a recapitalization for U.S. federal income tax purposes, under section 368(a)(1)(E) of the Code. Therefore, any gain or loss realized on the exchange of Class B Non-Voting Shares and Class C Non-Voting Shares for New Class B Non-Voting Shares will not be recognized for U.S. federal income tax purposes. In addition, the consolidation of the New Class B Non-Voting Shares pursuant to the Plan of Arrangement generally will not be taxable for U.S. federal income tax purposes.

Cash received in lieu of fractional New Class B Non-Voting Shares in the Exchange or consolidation generally should be treated as if the shares had been issued and then redeemed by the Company. Whether a U.S. holder will recognize capital gain or loss, as a result, of such redemption will depend upon such holder's individual circumstances. United States holders should consult their tax advisors to determine the particular tax consequences to the receipt of cash in lieu of fractional shares.

A Holder's basis and holding period in his Existing Class B Non-Voting Shares or, as the case may be, Existing Class C Non-Voting Shares, will carryover to the New Class B Non-Voting Shares received in the Exchange and consolidation.

New Class B Non-Voting Shares.

The U.S. federal income tax treatment of distributions on the New Class B Non-Voting Shares, whether such distributions would be subject to the PFIC rules, the U.S. federal income tax treatment of a sale, exchange or retirement of a such shares, and application of the information reporting and back up withholding rules is discussed above in the section titled — "Federal Income Tax Consequences to Ownership of the Secured Notes and New Class B Non-Voting Shares".

Risks Relating to Call-Net's Business

Significant Capital Requirements; Need for Additional Capital. The Company may require significant additional capital in the future to fund operating and capital expenditures needed to fully execute its operating strategy. The Company's ability to do so may depend on continued access to external financing sources, including those from U.S. and Canadian capital markets and sale of remaining non-core, non-strategic assets. On successful implementation of the Arrangement, the Company will become party to an indenture which limits, but does not prohibit, the Company's ability to incur additional indebtedness. Maturation in 2008 of the Company's notes issued under the Plan of Arrangement will require U.S.$376.7 million of capital. See "Description of Existing Financing Arrangements".

The Company's operations from 1997 through 2001 generated insufficient cash flows to fund capital expenditures. During the three-year period ended December 31, 2001, the company's capital expenditures of $884.9 million, in combination with its operating cash flow deficiency of $177.8 million, used cash of $1,062.7 million. In 2000, the combination of the Company's capital expenditure program of $192.4 million and operating cash deficit of $74.6 million used cash of $267.0 million. This cash deficiency was funded primarily through the issuance of incremental long-term debt. For the year ended December 31, 2001, the combination of the Company's capital expenditures of $101.5 million and its operating cash deficit of $22.6 million used cash of $124.1 million. For the year ended December 31, 2001, the Company's cash deficiency was funded with cash on hand and cash generated by the sale of non-core assets.

There can be no assurance that the Company will be able to obtain sufficient funds on terms acceptable to the Company to provide adequate liquidity and to finance the operating and capital expenditures necessary to execute its operating strategy if cash flow from operations and cash on hand are insufficient. Failure to generate additional funds, whether from operations, additional debt or equity financing, or the sale of non-core assets, may require the Company to delay or abandon some or all of its anticipated expenditures, which could have a material adverse effect upon the growth of the affected businesses and on the Company. Furthermore, the ability of competitors to raise money on more acceptable terms could create a competitive disadvantage for the Company.

Net Losses; Deficit in Earnings Coverage. The Company incurred net losses of $399.3 million, $451.8 million and $1,401.5 million for the fiscal years ended December 31, 1999, 2000 and 2001, respectively. The Company expects to incur a net loss in 2002. If future losses were to continue it could impact the Company's ability to obtain required additional funds to sustain its operations. The consolidated net loss of the Company for the year ended December 31, 2001, before interest on consolidated long-term debt and income taxes would have been insufficient to cover the annual interest expense on the consolidated long-term debt of the Company after giving effect to the Plan of Arrangement. See "Earnings Coverage".

Adverse Consequences of Financial Leverage. The Company has a significant amount of indebtedness. Call-Net's leverage calculated on a net debt (book value of debt less cash and cash equivalents) to enterprise value (net debt plus market value of equity) ratio has grown to over 99%. While a benefit of the Arrangement is to reduce the Company's leverage, the Company still continue to have a significant amount of indebtedness. The Indenture imposes limitations on the operating and financial flexibility of the Company and its subsidiaries, including their ability to incur indebtedness, grant or permit to exist liens, dispose of assets, engage in mergers, enter into sale-leaseback transactions, make certain restricted payments or engage in transactions with affiliates. The ability of the Company and its subsidiaries to make scheduled payments under their present and future indebtedness will depend on, among other things, the future operating performance of the Company and its subsidiaries and their ability to refinance their indebtedness when necessary. Each of these factors is to a large extent subject to economic, financial, competitive, regulatory, operational and other factors many of which are beyond the Company's control. In addition, any future borrowings are also likely to be subject to covenants which limit the Company's operating and financial flexibility. See "Description of Existing Financing Arrangements" and "Description of the Secured Notes — Certain Covenants." The substantial indebtedness the

Company presently has, and will continue to have, important consequences for the Company and the Existing Shareholders and the Noteholders if the Arrangement is not successful. For example, it will:

- increase the Company's vulnerability to general adverse economic and industry conditions;
- limit the Company's ability to fund future capital expenditures and working capital and other general corporate requirements;
- potentially require the Company to sell assets or to terminate or suspend some of its planned network expansion projects;
- limit the Company's flexibility in planning for, or reacting to, changes in its business and its industry;
- place the Company at a competitive disadvantage compared to its competitors that have less debt; and
- limit the Company's ability to borrow additional funds because of financial and other restrictive covenants governing its debt.

Call-Net faces intense competition in the long distance services, data and internet services and local services markets from large, newly consolidated, well-financed companies. Recently, some of Call-Net's competitors have been consolidating into fewer, larger, well-financed entities.

- In January 1999, Bell Canada established a new company, Bell Nexxia, to compete in the Canadian long distance, data services and internet services markets. Bell Canada, through the activities of its parent, BCE Inc., also expanded its interest in a number of other incumbent carriers. In March 1999, the four Atlantic Canada incumbent telecommunications providers merged to create Aliant Inc. BCE Inc., which already had significant minority interests in each of the Atlantic Canada incumbents, subsequently expanded its interest to obtain 53% of Aliant. Bell Canada also obtained a 20% interest in MTS, the incumbent provider operating in Manitoba. In June 1999, Bell Canada launched Intrigna to offer services in Alberta and British Columbia in partnership with MTS. On February 1, 2000, Intrigna changed its name to Bell Intrigna.
- In June 1998, Metronet Communications Inc. purchased Rogers Telecom Inc. and subsequently merged with AT&T Canada Corp. (formerly AT&T Canada Long Distance Services Company and ACC Tel Enterprises Ltd.) to form a publicly listed company in which AT&T has a substantial voting and equity interest. This entity competes in the long distance, data and internet and local services markets and, through an operating agreement with Rogers Communications Inc., in the Canadian wireless market under the Rogers/AT&T brand.
- In January 1999, TELUS Company Inc. and BC TELECOM Inc. merged and now have a partnership with GTE Inc. TELUS subsequently established long distance and data services operations in most regions of Canada. In March 2000, TELUS entered into an agreement to acquire 70% of QuebecTel Group. In June, 2000, TELUS entered into an agreement to acquire Clearnet Communications. These two agreements provide TELUS with a national footprint for its wireless and other services.
- In March 1999, BCE entered into a strategic partnership with Ameritech Company in which Ameritech acquired a 20% interest in Bell Canada from BCE. As part of this transaction, BCE's ownership interests in Aliant, MTS and some smaller carriers were transferred to Bell Canada. In March 1999, Bell Canada and MCI Worldcom announced an alliance to provide seamless voice and data services to North American and global customers. This alliance replaced the previous arrangement between MCI Worldcom and Stentor. In November 2000, BCE acquired full ownership of Teleglobe.

In addition to their recent consolidations, Bell Canada and its affiliates have acquired media assets and have expanded the scope and coverage of their service offerings.

- BCE operates ExpressVu, a Canadian direct-to-home broadcast distributor that competes with the incumbent cable television operators. In March 2000, BCE acquired CTV, Canada's largest private television network, from Electrohome Broadcasting.

- In September 2000, BCE, Thompson Corporation and Woodbridge Company announced the creation of Bell-GlobeMedia. Bell GlobeMedia combines CTV, the Globe and Mail (which is one of Canada's national newspapers), Globe Interactive (an internet content provider), and Sympatico (an internet service provider).

The above transactions reflect the continuing consolidation trend among carriers and between carriers and content providers, as well as the efforts of the former Stentor companies to expand into each others' territories. Call-Net's ability to compete effectively in the Canadian telecommunications market may be adversely affected by continuing consolidation and expansion among its competitors.

Competitive pricing for long distance services has contributed to a decline in Call-Net's average revenue and profit per minute and are likely to continue to decline in the future. In order to compete, Call-Net must set its long distance service rates at levels similar to or below the rates charged by its dominant competitors. Call-Net's dominant competitors, led by Bell Canada, compete aggressively on price and in many cases have inherent cost advantages not available to Call-Net. Price competition has contributed to Call-Net reducing its long distance service rates and is expected to cause Call-Net to further reduce its rates in the future. It is uncertain whether Call-Net can withstand significant rate reductions for a prolonged period of time. Call-Net may be unable to continue to compete successfully in the long distance services market, and the long distance services market is not expected to revert to historic growth rates or profitability levels.

Call-Net may be adversely affected by price reductions in the data services market. The data services market is extremely competitive. While data service volumes have and are expected to rise per unit, prices have declined substantially in recent years and are expected to continue to decline. Future price reductions may adversely affect Call-Net's revenue and gross margins from its data services operations. It is uncertain whether Call-Net can withstand significant price reductions for a prolonged period of time.

Call-Net may be adversely affected by increased competition in the local services market. A 1997 CRTC decision (Decision 97-8) removed or substantially reduced barriers to entry in the local services market and provided new opportunities for some of Call-Net's competitors. Increased pricing flexibility for, and relaxation of regulatory oversight of, the Incumbents have accompanied the advent of local competition. The Incumbents have been permitted to engage in increased volume and discount pricing as well as bundling practices. Call-Net's operating results of operations and financial condition could be adversely affected by these matters. Call-Net may be unable to achieve or maintain adequate market share or revenues in order to compete effectively in the local services market.

Call-Net faces competition from other communications technologies and must adapt to compete with communications technologies currently under development or that may be developed in the future. Because the CRTC has been willing to permit telephone companies to operate cable businesses, there is currently a trend toward the convergence of the telecommunications and cable industries. Call-Net believes cable businesses will continue their expansion into the telecommunications services market, particularly the local access and high speed residential internet services markets. The convergence of the telecommunications and cable industries may result in substantial new competition in the local services, data and long distance services markets. This new cable based competition could adversely affect Call-Net's operations and financial condition. It is also possible that one or more of Call-Net's technologies may become obsolete in the future.

Call-Net also believes that wireless services providers will increasingly offer products that will compete with, and may ultimately replace, certain wireline telecommunications services. Competition with wireless services providers may be intense and may further limit the prices at which Call-Net can profitably compete.

The telecommunications industry is subject to rapid and significant changes. Call-Net's ability to compete effectively will depend, to a great extent, on its ability to develop and implement, or otherwise obtain, new technology and to develop and introduce new products on a timely basis. Call-Net may be unable to do so. Furthermore, there may not be a demand for any of Call-Net's new products or services and Call-Net may be unable to deliver its new products and services to the public on a timely and competitive basis.

Call-Net's business may be adversely affected by regulatory changes or if it cannot comply with regulatory standards. Call-Net's long distance services are subject to regulation by the CRTC and to the provisions of the Telecommunications Act. Since 1992, the CRTC's stated policy has been to recognize the value and importance of competition in the long distance market. However, the CRTC's policy may change in the future. The CRTC has refrained, in part, from regulating some of the public long distance services offered by the Incumbents.

Because neither the CRTC nor the courts have interpreted certain aspects of the Telecommunications Act and its regulations, it is impossible to predict what impact, if any, these provisions will have on Call-Net. Any change in policy, regulations or interpretations could have a material adverse effect on Call-Net's operations and financial condition. In addition, the CRTC's decisions are subject, at any time, to review under the Telecommunications Act and may be appealed to the Federal Court of Appeal (Canada) within 30 days of a decision or challenged by a petition to the Federal Cabinet of Canada within 90 days of a decision. The CRTC's decisions necessary to implement competition in the long distance and local services markets may be appealed or challenged or changed upon review.

Call-Net is subject to various U.S. and foreign laws, regulations, agency actions and court decisions. Call-Net's U.S. operations are regulated by the FCC and the states. The FCC requires international carriers to obtain certificates of public convenience and necessity before acquiring international facilities by purchase or lease, or providing international service to the public. Prior FCC approval is also required to transfer control of a certificated carrier. Call-Net is required to file reports and contracts with the FCC and to pay regulatory fees, which are subject to change. Call-Net is also subject to extensive FCC policies and rules. The FCC could determine, by its own actions or in response to a third party's filing, that some of Call-Net's services, termination arrangements, agreements with carriers, transit or refile arrangements or reports do not comply with FCC policies and rules. If this occurred, the FCC could order Call-Net to terminate non-compliant arrangements, fine Call-Net or revoke its authorizations. Any of these actions could have a material adverse effect on Call-Net's business, operating results and financial condition.

The FCC's rules promoting competition are not completely established and their rules governing pricing and the terms and conditions of inter-connection agreements are uncertain. Furthermore, the *U.S. Communications Act of 1934*, as amended, and the FCC's rules impose restrictions and additional requirements on non-U.S. ownership of common carriers that provide international services originating or terminating in the United States or that hold radio common carrier licenses. Call-Net could be adversely affected if these restrictions or its situation change.

The Telecommunications Act (U.S.) provides for significant deregulation of the U.S. telecommunications industry, including the local exchange, long distance and cable television industries. However, the Telecommunications Act remains subject to judicial review and additional FCC rulemaking. Therefore, it is difficult to predict the effect of the legislation on Call-Net and its operations. Many regulatory actions are currently underway or are being contemplated by federal and state authorities regarding interconnection pricing and other issues that could significantly alter business conditions in the telecommunications industry.

Call-Net's new products and services may be unsuccessful for a number of reasons. Call-Net has recently offered new products which should enable it to expand its presence in the local services, data services, dial-up internet access markets in Canada. Call-Net intends to offer more new products in the future. As Call-Net develops and introduces these new products, it expects to encounter regulatory risks and uncertainties and significant competition, especially in the local services market. Additionally, Canadian consumers and businesses may not accept Call-Net's new products and services, or subscribe to as broad an array of telecommunications products and services as have consumers and businesses in other countries, such as the United States.

Call-Net may have difficulty managing growth. Call-Net expects to continue experiencing profitable targeted growth and development because of industry and regulatory changes and the implementation of its operating strategy. Any growth would require the:

- hiring, retention and training of new personnel,
- development and introduction of new products,
- expansion of Call-Net's management information systems,

- control of expenses related to the expansion of its telecommunications network ~~and~~ customer base, and
- management of additional demands on its customer support, sales and marketing, administrative resources and network infrastructure.

If Call-Net is unable to satisfy these requirements, or if it is otherwise unable to manage growth effectively, Call-Net's operations and financial condition could be materially adversely affected.

Call-Net's market is subject to rapid technological change. The telecommunications industry is subject to rapid and significant technological changes that may reduce the relative effectiveness of existing technology and equipment. Call-Net believes that, for the foreseeable future, these changes will materially affect the continued use of its fibre optic network, digital switches and transmission equipment, materially hinder its ability to acquire the technologies it needs or materially affect its ability to sell its available for sale fibre assets valued at $78.6 at December 31, 2001. However, the effect of technological changes on Call-Net's business, such as changes relating to emerging wireline, including fibre optic, wireless, broadband and transmission technologies, cannot be predicted. In addition, Call-Net may be required to select one technology over another before it is possible to predict with any certainty which technology will prove to be the most economic, efficient or capable of attracting customer usage. Furthermore, Call-Net may be unable to develop or acquire new technologies and products to compete effectively in the North American telecommunications market. It is also impossible to predict whether existing, proposed or as yet undeveloped technologies will become dominant or otherwise render Call-Net's telecommunications services less profitable or less viable. In addition, Call-Net may be unable to develop new technologies and products that do not contain Sprint U.S. technology and know-how for use outside the long distance services and data services markets, which are currently the only markets in which Call-Net is permitted to use Sprint U.S. technology and know-how. Finally, the cost of implementing emerging and future technologies may be significant. (see "Significant Capital Requirements; Need for Additional Capital"). If Call-Net fails to maintain competitive services or obtain new technologies, its business, financial condition and results of operations could be materially adversely affected.

Call-Net may be adversely affected by the insolvency or bankruptcy of its strategic allies, suppliers or customers. Call-Net relies on the financial stability of its strategic allies, suppliers and customers. The insolvency or bankruptcy of such parties could result in Call-Net not being able to realize on its capital investments, having to make alternate alliances or supplier arrangements, potentially at significant cost to the Company, or being unable to receive revenue or collect receivables from an insolvent or bankrupt customer.

Call-Net is reliant on its alliance with Sprint U.S. Call-Net currently makes use of certain Sprint U.S. long distance and data services, technology and know-how, as well as the Sprint® brand and certain trade names in Canada in respect of such services. The majority of Call-Net's current services are offered in Canada under the Sprint® brand name and/or trade names. Under the proposed new Sprint Agreement, Call-Net's reliance on Sprint U.S. will increase further, particularly due to the expanded scope of products and services covered by the new Sprint Agreement, and the resources that would be required to otherwise develop or source such products and services. Sprint U.S. technology and services may not continue to be competitive in the North American telecommunications industry, or Sprint U.S. technology and services may become inapplicable to the Canadian marketplace served by Call-Net. Call-Net may also encounter technological difficulties in using, integrating or selling that technology. If the quality of the Sprint® brand or trade names diminish due to operating difficulties or other factors involving Sprint U.S., Call-Net could be materially adversely affected.

For all future products and services, Call-Net may not fulfill the criteria under the proposed new Sprint Agreement in order to have a given product or service, or a component technology, know-how or trademark licensed for the Canadian market. If such criteria are met, Call-Net remains reliant on Sprint U.S. resources and cooperation in receiving the technology, know-how and branding approvals in a timely manner in order to fully penetrate the Canadian market.

To the extent that Sprint U.S. encounters financial difficulties, Call-Net may be exposed due to its reliance on Sprint U.S. for certain technology and the provision of certain functional services. Call-Net does not have security protection on any of these items.

Under the current Sprint agreement Call-Net's right to the use of the Sprint® brand name, technology and know-how is limited to long distance and data services in Canada. Call-Net can market services under the Sprint® brand name in local services markets in Canada only under negotiated agreements with Sprint U.S., and at Sprint U.S.'s discretion. Call-Net signed a letter of intent with Sprint U.S. to modify the agreements to include a more permanent arrangement for the provision of local services and to accommodate the numerous product developments that have occurred since Call-Net entered into the Sprint Alliance. Any formal agreement will be conditional on the implementation of the Plan of Arrangement, and negotiations with respect to such agreement may be unsuccessful. While Call-Net's plans are not dependent on expanded rights under the Sprint Alliance, the costs of establishing a new brand and developing all products and services from scratch in-house, or alternatively, fully outsourcing such functions to an arm's length third party, would negatively impact Call-Net's profitability.

Call-Net would like the re-negotiated agreements to expressly include:

- certain high end data, internet and related e-commerce services, and
- the provision of bundled solutions using products and services sourced from third parties.

Certain products and services fall outside the scope of the prospective new agreement including, but not limited to:

- satellite services,
- wireless services, and
- information services.

Call-Net may be unable to receive technology and know-how assistance from Sprint U.S. relating to those products and services, or the right to market them under the Sprint® brand. To this date, Call-Net has been marketing local services offerings under the Sprint® brand on a month to month basis under an arrangement that has been formally extended by the parties from time to time. Even if Call-Net is successful in its renegotiations, Sprint U.S. may develop a product or service in the future which may not be covered under the new Sprint Agreement. If such product or service was integral to competing in the Canadian telecommunications market, as well as where Sprint U.S. derives its technology or know-how from third parties which it cannot pass on to Call-Net, Call-Net may be forced to acquire technology, know-how and/or branding elsewhere, possibly at significant expense.

Call-Net has the exclusive right to market the products noted above under the Sprint® brand at least until the termination of the current agreements. The initial term of the agreements ends on August 4, 2003, subject to certain notice and renewal provisions. Sprint U.S. may notify Call-Net that it wishes to terminate the agreements. If Call-Net enters into negotiations regarding the terms on which the agreements could be extended or rewritten, such negotiations may be unsuccessful. Furthermore, even if such renegotiations are successful, the new Sprint Agreement will be terminable, in whole or in part, in certain circumstances including brand misuse, certain enumerated defaults, or a change of control of either party. The termination of the agreements could, particularly in advance of the ten year term's expiry, have a material adverse effect on Call-Net's operations and financial condition as could Sprint U.S. entering into a new global alliance, which, under certain circumstances, could cause the cessation of use of the Sprint brand by Call-Net and the end of certain other exclusivity provisions for the Canadian market.

Sprint U.S. can also enter the Canadian market (either on its own behalf or through a third party) in certain circumstances, such as the sale of new wireline services for which Call-Net has elected to decline its right of first refusal or services outside the scope of the license included in the Sprint Agreement. Depending on the success of such new services and the potential for brand confusion, such a situation could have a material adverse effect on Call-Net's operations.

Call-Net's business depends on other carriers. Call-Net's Hybrid Carrier Strategy results in certain telephone calls made by its customers being carried over transmission facilities that Call-Net has leased from other long distance carriers, most of which are competitors or prospective competitors. While the Incumbents are not currently entitled to discriminate against carriers such as Call-Net regarding certain rates and services provided or to disrupt the access of competitors to their facilities, Call-Net is vulnerable to:

- changes in its lease arrangements, such as rate increases,
- changes in CRTC policy, and
- service interruptions.

The completion of Call-Net's long distance fibre optic network has decreased, although not eliminated, Call-Net's dependence on third parties' transmission facilities. With the addition of Call-Net's intra-city networks, this dependency will decrease even further.

Most of the long distance telephone calls made by Call-Net's customers originate and/or terminate on the local networks of the Incumbents, all of which are Call-Net's competitors. Call-Net is therefore vulnerable to changes in the terms and conditions upon which its network is interconnected with the Incumbents' local networks. The interconnection terms are currently regulated by the CRTC and Call-Net expects that further to competition in the local services market may lead to the construction of additional local network capacity. Additional capacity would lessen Call-Net's dependence on facilities and services leased from the Incumbents. It is possible, however, that additional local network capacity will not be constructed.

As long as Call-Net provides local services using a Hybrid Carrier Strategy, it will continue to be dependent on the Incumbents and other carriers for the provision of local loops and call termination services. In the Local Decisions, the CRTC directed the Incumbents to make certain network facilities and services available to competitors on an unbundled basis. Under the terms of the Local Decisions, facilities classified as "non-essential" need only be made available until May 2002. After that time, non-essential facilities may be withdrawn as tariffed service offerings. To the extent that Call-Net continues to be reliant on non-essential facilities after May 2002, there can be no assurance that such facilities will continue to be made available, either by the Incumbents or other carriers, on terms and conditions that permit Call-Net to offer local services at profitable and competitive rates. In addition, any successful effort by carriers to deny or substantially limit Call-Net's access to individual components of their network would have a material adverse effect on Call-Net's ability to provide local services. Although the CRTC's policy imposes interconnection obligations on all local services carriers, it is possible that Call-Net will be unable to obtain access to network elements or services at rates, and on terms and conditions, that permit Call-Net to offer local services profitably and competitively, or that the policy of the CRTC will not change.

A major equipment failure or natural disaster affecting Call-Net's network or central switching offices could have a material adverse effect on Call-Net's operations and financial results. Call-Net carries what it believes to be an adequate amount of "business interruption" insurance. However, a major equipment failure or natural disaster affecting any one of Call-Net's central switching offices or any portion of its fibre optic network could have a material adverse effect on Call-Net's operations and financial results. In the event liabilities exceed Call-Net's policy limits or Call-Net elects not to insure itself against certain liabilities due to high premium costs or other reasons, Call-Net could incur significant costs that could have a material adverse effect on its operations and financial results. In addition, problems involving other carriers could have a material adverse effect on Call-Net's operations and financial results.

Call-Net could be adversely affected by significant exchange rate fluctuations. As of December 31, 2001, Call-Net's revenue is generated primarily in Canadian dollars, while substantial amounts of its current and future liabilities, including interest and principal obligations on its long-term debt, are and will be payable in U.S. dollars. As at December 31, 2001, Call-Net had no cross-currency swaps on its outstanding U.S. dollar denominated debt. Based on its December 31, 2001 balances, a one per cent change in the foreign currency exchange rate between the Canadian and U.S. dollar would have an impact of approximately $25.0 million on its long-term debt. Any substantial increase in the U.S. dollar relative to the Canadian dollar could affect Call-Net's results of operations and its ability to meet its future payment obligations on its long-term debt. Should the Plan of Arrangement be successful, the impact of a one percent fluctuation in the exchange rate would change the Canadian dollar liability by $6 million.

Restrictions on foreign ownership of facilities-based carriers may restrict Call-Net's business operations and ability to raise money outside of Canada. Under the *Telecommunications Act* and regulations thereunder, Call-Net Communications Inc. and Call-Net Technology Services Inc., two of Call-Net's subsidiaries which we refer to as the Carriers, would not be allowed to operate in Canada as facilities-based carriers if:

- more than 20% of the voting rights attached to their shares were held directly or indirectly by non-Canadians;
- more than 33⅓% of the voting rights attached to Call-Net's shares were held directly or indirectly by non-Canadians;
- more than 20% of their boards of directors were non-Canadian;
- a majority of Call-Net's board of directors were non-Canadians; or
- in the CRTC's opinion, the Carriers were otherwise controlled by non-Canadians.

Call-Net owns all of the Carriers' voting shares. Moreover, Call-Net's articles of incorporation give its board of directors the authority to restrict the issue, transfer and voting of its shares to ensure Call-Net remains eligible to hold and operate facilities-based carriers. As of February 18, 2002, Sprint U.S. owned approximately 26% of Call-Net's equity. It is possible that events beyond Call-Net's control might cause Call-Net or the Carriers to be in violation of the Telecommunications Act and its regulations.

It is also possible that the legislation and regulations permitting foreign minority ownership interests in Canadian telecommunications companies, including the foreign ownership thresholds set out above, will be repealed or changed, or that Call-Net's non-voting structure will not remain acceptable to its non-Canadian investors. If either of these events occurs, Call-Net's ability to raise capital outside of Canada is likely to be impaired.

The success of Call-Net's business depends on its ability to attract and retain key personnel. Call-Net competes for the services of qualified personnel and its performance is highly dependent on the performance of key technical and senior management personnel. Call-Net's inability to retain and attract qualified personnel or the loss or any of its key executives or key members of its technical, sales or marketing staff could harm Call-Net's business. Call-Net's plans to expand its data and internet operations will heighten its need for new personnel. Competition for personnel is intense and Call-Net maybe unable to attract and retain the highly qualified managerial and technical personnel it will need to be successful.

Change of Control Risk. Certain of Call-Net's legal arrangements with third parties may contain change of control provisions which may be triggered by the implementation of the Arrangement. If necessary, the Company is prepared to negotiate waivers of these provisions.

Risks Relating to the Secured Notes

Trustees' rights in the Collateral may be adversely affected by bankruptcy proceedings. The right of the Trustees under the Indenture (the "Trustees") and/or the Collateral Agent to repossess and dispose of the Collateral upon acceleration of the Secured Notes is likely to be significantly impaired by bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company prior to or possibly even after the Trustee has repossessed and disposed of the Collateral. Under the U.S. bankruptcy code, a secured creditor such as the Trustees is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without U.S. bankruptcy court approval. Moreover, U.S. bankruptcy law generally permits the debtor to continue to return and to use collateral (and the proceeds, products, offspring, rents or profits of such collateral) even though the debtor is in default under the applicable debt instruments, provided generally that the secured creditor is given "adequate protection." There is not a definition of the term "adequate protection" and because of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Secured Notes could be delayed following commencement of a bankruptcy case, whether or when the Trustees would repossess or dispose of the Collateral or whether or to what extent holders of the Secured Notes would be compensated for any delay in payment or loss of value of the Collateral through the requirements of "adequate protection." Furthermore, in the event the bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Secured Notes, the holders of the Secured Notes would have "undersecured claims." U.S. Federal bankruptcy laws do not permit the payment and/or accrual of interest, costs and attorneys' fees for "undersecured claims" during the debtor's bankruptcy case.

Under applicable Canadian bankruptcy and insolvency law, the ability of a secured creditor such as the Trustees to seize and sell collateral may be delayed by a stay of proceedings for a period of time while a proposal is being formulated either by the debtor or by other creditors. While such a stay of proceedings remains in effect, the Trustees may (subject to the discretion of the court) be denied the ability to seize and sell the collateral and the proceeds derived from the use of the collateral may, in certain circumstances, be used by the debtor with or without compensation being paid to the secured creditor. The Trustees would also be subject to some delay in enforcing the security by reason of the statutory requirement to give notice prior to commencing enforcement proceedings. There is also a risk of certain "super priority" statutory liens arising in favour of governmental authorities in respect of certain required remittances in the event such remittances are not paid in a timely fashion.

Generally, the degree of delay imposed in Canada upon a secured creditor being permitted to enforce security is subject to the overriding discretion of the court after consideration of all of the circumstances including the balance of prejudice, the level of security of the creditor, the risk to the collateral, the prospects of a successful restructuring and other relevant factors. The debtor cannot effectively waive its rights to these protections in advance and the Trustees would be entitled to ask the court to abbreviate any applicable delay periods in the event urgency or the state of the collateral warranted such an application being made.

Absence of Public Market for the Secured Notes. The Secured Notes are a new issue of securities for which there is currently no established market. If the Secured Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on the prevailing interest rates, the market for similar securities and other factors. Therefore no assurance can be given as to the liquidity of the trading market for the Secured Notes or that an active trading market will develop for the Secured Notes.

Risks Relating to Non-Implementation of the Plan of Arrangement

As stated above:

- the Company has incurred significant net losses in the past and expects to incur a net loss in 2002;
- the Company's operations have generated insufficient cash flows to fund capital expenditures;
- the Company may require significant additional capital in the future to fund operating and capital expenditures needed to fully executed its operating strategy;
- the Company has a significant amount of indebtedness;
- the cash cost to service this indebtedness is set to rise substantially as discount notes become interest-bearing notes; and
- the initial term of the agreement with Sprint U.S. ends August 4, 2003 and Call-Net's current business plan relies upon a continuing relationship with Sprint U.S.

In the event that the Plan of Arrangement is not implemented then:

- the Company's indebtedness will not be reduced by approximately $2.0 billion;
- the scheduled rise in cash cost to service the indebtedness would not be reduced;
- the risk that the Company's cash flow from operations and cash on hand would be insufficient to provide adequate liquidity and to finance the operating and capital expenditures necessary to execute its operating strategy would not be reduced;
- Call-Net's ability to access the capital markets to obtain sufficient funds on terms acceptable to the Company in the event that cash flow from operations and cash on hand proved inadequate would not likely improve;

- Call-Net would likely have to modify its business plan to reduce operating costs and capital expenditures to conserve cash which could have a material adverse effect upon the growth and value of the Company; and

- Call-Net has negotiated an extended and expanded agreement with Sprint U.S. which is conditional upon the implementation of the Plan of Arrangement. There can be no assurance that the Company can reach an agreement to extend the existing agreement past August 4, 2003 in the event that the Plan of Arrangement is not implemented (See "Risks Relating to Call-Net's Business — Call-Net is reliant on its alliance with Sprint U.S.")

WHERE YOU CAN FIND INFORMATION

Call-Net files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Call-Net at the public reference rooms of the SEC at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. SEC filings in the United States are also available to the public from commercial document retrieval services and at the internet site maintained by the SEC at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Call-Net is subject to continuous disclosure requirements of Canadian securities legislation and the TSE. The former type of information can be requested from Micromedia, 20 Victoria Street, Toronto, Ontario M5C 2N3 while the latter type of material can be inspected at the offices of the TSE, 3rd Floor, 2 First Canadian Place, 130 King Street West, Toronto, Ontario M5X 1J2; and the Ontario Securities Commission, 20 Queen Street West, 18th Floor, Toronto, Ontario M5H 3S8. Generally, such information is also available at the internet site maintained by CDS Inc. at www.sedar.com. Call-Net also files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Call-Net at the public reference rooms of the SEC at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. SEC filings in the United States are also available to the public from commercial document retrieval services and at the internet site maintained by the SEC at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of the Company are Ernst & Young LLP, P.O. Box 251, Ernst & Young Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1J7.

The Transfer Agent and registrar of the shares of the Company is CIBC Mellon Trust Company at its offices in the cities of Toronto, Montreal and Vancouver.

The Trustees for the Existing Notes are Bankers Trust Company and CIBC Mellon Trust Company.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by Stikeman Elliott, Toronto, Ontario and Akin, Gump, Strauss, Hauer & Feld, L.L.P. of New York on behalf of Call-Net.

APPROVAL OF PROXY CIRCULAR BY THE BOARD OF DIRECTORS

The contents of this Circular and its sending to Existing Shareholders and Noteholders has been approved by the directors of Call-Net.

DATED this 22nd day of February, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

George Malysheff
Secretary

APPENDIX A
FORM OF NOTEHOLDERS' RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. the arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* (the "**CBCA**") which has been presented to the meeting and which is substantially in the form described in the Plan of Arrangement (the "**Plan**") set forth in Appendix "D" to the management proxy circular of Call-Net Enterprises Inc. (the "**Company**") dated February 22, 2002 (the "**Management Proxy Circular**") (as the same may be modified or amended as provided for in the Plan) be and is hereby authorized, approved and agreed to;

2. notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice, the board of directors of the Company, without further notice to, or approval of the security holders of the Company, may decide not to proceed with the Arrangement or may revoke this resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

3. any director or officer of the Company be and is hereby authorized, for and on behalf of the Company (whether under its corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents and instruments and to take, or cause to be taken, such other actions, as he or she may deem necessary or desirable to implement this resolution and the matters authorized hereby, including the transactions required by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of any such actions; and

4. the proper officers and authorized signatories of CIBC Mellon Trust Company and Bankers Trust Company be and are hereby authorized to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement this resolution and the matters authorized hereby, including the transactions required by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of any such actions.

APPENDIX B
FORM OF STATED CAPITAL RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. Pursuant to subsection 38(1) of the *Canada Business Corporations Act*, the stated capital accounts maintained for the common shares (**"Common Shares"**), the Class B non-voting shares (**"Class B Non-Voting Shares"**) and the Class C non-voting shares (**"Class C Non-Voting Shares"**) in the capital of the Company be reduced proportionately to the aggregate amount of $200,000,000.00 and that such amount be deducted from the stated capital accounts maintained for the Common Shares, Class B Non-Voting Shares and Class C Non-Voting Shares and added to the contributed surplus account of the Company, with no amount to be distributed to the shareholders in respect thereof.

2. Notwithstanding the passing of this resolution by the Shareholders of the Company, the board of directors of the Company, without further notice to or approval of the Shareholders, may revoke this resolution at any time prior to the matters referred to in this resolution becoming effective.

3. Any director or officer of the company be and is hereby authorized, for and on behalf of the Company (whether under its corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents and instruments and to take, or cause to be taken, such other actions, as he or she may deem necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of any such actions.

FORM OF NEW INCENTIVE STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. Conditional upon the successful implementation of the arrangement under section 192 of the *Canada Business Corporations Act*, the new incentive stock option plan, which has been presented to the meeting in draft form and which is substantially in the form as set forth in Schedule 4.1(1)(m) to the plan of arrangement (the **"Plan"**), which Plan is set forth in Appendix "D" to the management proxy circular of the Company dated February 22, 2002 (as the same may be amended from time to time), be and is hereby authorized, approved and agreed to.

2. Notwithstanding the passing of this resolution by the shareholders of the Company, the board of directors of the Company, without further notice to or approval of the shareholders, may revoke this resolution at any time prior to the matters referred to in this resolution becoming effective.

3. Any director or officer of the Company be and is hereby authorized, for and on behalf of the Company (whether under its corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents and instruments and to take, or cause to be taken, such other actions, as he or she may deem necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of any such actions.

FORM OF NEW RESTRICTED STOCK UNIT PLAN RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. Conditional upon the successful implementation of the arrangement under section 192 of the *Canada Business Corporations Act*, the new restricted stock unit plan, which has been presented to the meeting in draft form and which is substantially in the form as set forth in Schedule 4.1(1)(n) to the plan of arrangement (the "Plan"), which Plan is set forth in Appendix "D" to the management proxy circular of

the Company dated February 22, 2002 (as the same may be amended from time to time), be and is hereby authorized, approved and agreed to.

2. Notwithstanding the passing of this resolution by the shareholders of the Company, the board of directors of the Company, without further notice to, or approval of the shareholders, may revoke this resolution at any time prior to the matters referred to in this resolution becoming effective.

3. Any director or officer of the Company be and is hereby authorized, for and on behalf of the Company (whether under its corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents and instruments and to take, or cause to be taken, such other actions, as he or she may deem necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of any such actions.

FORM OF SHAREHOLDERS' RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. The arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* (the "**CBCA**") which has been presented to the meeting and which is substantially in the form described in the Plan of Arrangement (the "**Plan**") set forth in Appendix "D" to the management proxy circular of the Company dated February 22, 2002 (as the same may be amended from time to time) be and is hereby authorized, approved and agreed to.

2. Notwithstanding the passing of this resolution or the passing of similar resolutions by the shareholders of the Company or the approval of the Ontario Superior Court of Justice, the board of directors of the Company, without further notice to, or approval of the shareholders, may decide not to proceed with the Arrangement or may revoke this resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA.

3. Any director or officer of the Company be and is hereby authorized, for and on behalf of the Company (whether under its corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents and instruments and to take, or cause to be taken, such other actions, as he or she may deem necessary or desirable to implement this resolution and the matters authorized hereby, including the transactions required by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of any such actions.

Court File No. 02-CL-4423

SUPERIOR COURT OF JUSTICE / COUR SUPÉRIEURE DE JUSTICE

ONTARIO
SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE		WEDNESDAY, THE 20TH
MADAM JUSTICE LAX	)	DAY OF FEBRUARY, 2002
	)	
	)	

IN THE MATTER OF an application under section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c-44, as amended, and Rules 14.05(2) and 14.05(3)(f) of the *Rules of Civil Procedure;*

AND IN THE MATTER OF a proposed Plan of Arrangement respecting CALL-NET ARRANGECO INC. and CALL-NET ENTERPRISES INC.

CALL-NET ARRANGECO INC. and

CALL-NET ENTERPRISES INC.

Applicants

ORDER

THIS MOTION, made by CALL-NET ARRANGECO INC. ("ARRANGECO") and CALL-NET ENTERPRISES INC. ("CALL-NET") for an Interim Order for advice and directions under subsection 192(4) of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 ("CBCA") in connection with an arrangement under section 192 of the CBCA was heard this day at Toronto, Ontario.

UPON READING the Notice of Application to be issued this day, the Notice of Motion, the Affidavit of Randall Benson, sworn February 20, 2002, and the exhibits attached thereto (collectively, "the Affidavit"), and upon hearing the submissions of counsel for ARRANGECO and CALL-NET, and upon being advised of the position of the Director under the CBCA ("Director").

General

1. **THIS COURT ORDERS THAT** for the purposes of this Order, the following terms are given their following respective meanings:

(a) "**Approval Hearing**" means a further hearing before this Court for a final Order approving the proposed Plan of Arrangement.

(b) "**Arrangement Resolution**" means, with respect to each of the Noteholders' Meeting and the Shareholders' Meeting, the resolution to be presented to each such meeting to approve the Plan.

(c) "**Chair**" means, with respect to each of the Noteholders' Meeting and the Shareholders' Meeting, Lawrence G. Tapp, or failing him, Mr. William Linton.

(d) "**Circular**" means, with respect to each of the Noteholders' Meeting and the Shareholders' Meeting, the management proxy circular, attached as Exhibit A to the Affidavit of Randall Benson, sworn February 20, 2002.

(e) "**Existing Notes**" means the following securities of CALL-NET:

(i) 8 3/8% Senior Notes Due 2007;

(ii) 8% Senior Notes Due 2008;

(iii) 9 3/8% Senior Notes Due 2009;

(iv) 9.27% Senior Discount Notes Due 2007;

(v) 8.94% Senior Discount Notes Due 2008; and

(vi) 10.8% Senior Discount Notes Due 2009.

(f) "**Existing Shares**" means the following securities of CALL-NET:

(i) Common Shares;

(ii) Class B Non-Voting Shares; and

(iii) Class C Non-Voting Shares.

(g) "**Holders**," without specific identification means collectively the holders of the securities of CALL-NET.

(h) "**Management Representatives**" with respect to each of the Noteholders' Meeting and the Shareholders' Meeting, means the proxyholders nominated in the Circular.

(i) "**Noteholders**" means the holders of the Existing Notes.

(j) "**Noteholders' Meeting**" means the meeting of the Noteholders to be held pursuant to paragraph 2 hereof.

(k) "**Notice of Meeting**" means, with respect to each of the Noteholders' Meeting and the Shareholders' Meeting, the respective Notices referred to in paragraphs 6-7 and 24-25 hereof.

(l) "**Plan**" means the Plan of Arrangement under section 192 of the CBCA to be proposed by ARRANGECO and CALL-NET to the Holders of CALL-NET Securities and as may be amended by CALL-NET from time to time in accordance therewith and this Order or any future Order of this Court.

(m) "**Shareholders**" means holders of the existing shares.

(n) "**Shareholders Meeting**" means the special meeting of the Shareholders to be held pursuant to paragraph 20 hereof.

(o) "**Stated Capital Resolution**" means the resolution to be presented at the Sharesholders' Meeting to reduce the stated capital of CALL-NET to $200 million.

(p) "**Trustee**" means the Canadian trustee being CIBC Mellon Trust Company appointed under the various trust indentures presently in place in respect of the Existing Notes.

Noteholders' Meeting

2. **THIS COURT ORDER THAT** CALL-NET is authorized and directed to call, hold and conduct the Noteholders' Meeting on the 3rd day of April 2002, at such location and time in Toronto, Ontario as CALL-NET shall specify in the Notice of Meeting, for the purpose of:

(a) considering, and if deemed advisable, passing, with or without variation, an Arrangement Resolution to approve the Plan substantially in the form set forth in Appendix A-1 to the Circular;

(b) transacting such other business as may properly come before the Noteholders' Meeting or any adjournment thereof.

3. **THIS COURT ORDERS THAT** the Noteholders' Meeting shall be called, held and conducted in accordance with the provisions of this Order.

4. **THIS COURT ORDERS THAT** the Chair shall be responsible for, and have authority over, the governance of the Noteholders' Meeting in respect of all matters not otherwise specifically provided for pursuant to this Order.

5. **THIS COURT ORDERS THAT** the record date for entitlement to notice of and to vote at the Noteholders' Meeting shall be February 21, 2002, subject to any further Order of this Court.

6. **THIS COURT ORDERS THAT** a copy of the Notice of Meeting for the Noteholders' Meeting, the Circular and form of proxy, substantially in the form attached as Exhibit A to the Affidavit of Randall Benson, sworn February 20, 2002, with such amendments or additional documents as counsel for CALL-NET or ARRANGECO may advise are necessary or desirable, and which are not inconsistent with the terms of this Interim Order (the "Meeting Materials"), shall be given to the Noteholders determined as at the record date on or as soon as practicable after February 21, 2002, in one or more of the following methods:

(a) by first class prepaid mail, addressed to the Noteholder at the last known address of the Noteholder on the books of CALL-NET;

(b) by delivery, in person or by courier service, to the address specified in (a) above;

(c) by facsimile transmission to any Noteholder, who identifies itself to the satisfaction of CALL-NET or its representatives or agents, and who requests such transmission, and, if required by CALL-NET, is prepared to pay the charges for such transmission.

7. **THIS COURT ORDERS THAT** the Meeting Material shall be deemed for the purpose of this Order to have been received,

(a) in the case of mailing, three (3) days after the delivery thereof to the post office;

(b) in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one (1) business day after receipt by the courier; and

(c) in the case of facsimile transmission or electronic filing, upon the transmission thereof.

8. **THIS COURT ORDERS THAT** the only persons entitled to attend the Noteholders' Meeting shall be the Noteholders as of the record date, their proxyholders, the Director, directors and officers of CALL-NET, the Chair, the Trustee and the professional, legal and financial advisors of each of the Director, CALL-NET, and the Chair. The Chair shall have the discretion to admit any other person to the Noteholders' Meeting.

9. **THIS COURT ORDERS THAT** the only persons entitled to vote at the Noteholders' Meeting shall be the Noteholders as at the record date, or their respective proxies.

10. **THIS COURT ORDERS THAT** at the Noteholders' Meeting, each Noteholder as of the record date shall have one vote for each U.S. $1,000 principal amount plus accrued and unpaid interest or accreted value as of December 31, 2001, as the case may be. In respect of the 8 3/8% Senior Notes due 2007, which are denominated in Canadian dollars, voting entitlements shall be determined by converting the principal amount thereof into U.S. dollars using the following exchange rate: in U.S.$0.6279 per $1.00 or accreted value, being the inverse of the noon buying rate of the Bank of Canada on December 31, 2001.

11. **THIS COURT ORDERS THAT** subject to further Order of this Court, the quorum required at the Noteholders' Meeting shall be two or more Noteholders present in person or by proxy.

12. **THIS COURT ORDERS THAT** subject to further Order of this Court, the vote required to pass the Arrangement Resolution at the Noteholders' Meeting shall

be the affirmative vote of not less than 66 2/3% of the votes cast by the Noteholders present, in person or by proxy, voting as a single class, in respect of the Arrangement Resolution (spoiled, invalid or illegible ballots or abstentions not being counted).

Noteholders' Proxies

13. **THIS COURT ORDERS THAT** the form of proxy accompanying the Circular shall nominate one or more Management Representatives, as proxy holders, provided, however, that a Noteholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in such form of proxy or by completing another valid form of proxy and provided that such proxyholders need not be Noteholders.

14. **THIS COURT ORDERS THAT** the Management Representatives named as proxyholders shall vote in accordance with the instructions of the Noteholder who appointed them. If there are no instructions or the instructions are not certain on any poll, the Management Representatives shall vote the Existing Notes in favour of the relevant Arrangement Resolution.

15. **THIS COURT ORDERS THAT** the form of proxy must be executed by the appointor, or the appointor's attorney duly authorized in writing, or, if the appointor is a corporation, by an officer of such corporation or by such corporation's duly authorized attorney.

16. **THIS COURT ORDERS THAT** the form of proxy, when properly completed and signed, shall confer discretionary authority on the proxyholders to vote as they see fit on any amendment or variation to any of the matters identified in the Notice of Meeting and on any other matter that may properly be brought before the Noteholders' Meeting.

17. **THIS COURT ORDERS THAT** the forms of proxy shall be substantially in the forms set forth in the Circular, and shall be separately colour-coded. A separate

form of proxy for each of the Existing Notes shall be provided which need not be (but may be) separately colour-coded.

18. **THIS COURT ORDERS THAT** in order to be acted upon, the completed proxy must be received by, CALL-NET, care of CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario, , M5A 4K9, Canada prior to 5:00 p.m. (Toronto time) on April 2, 2002, or, in the event that the applicable meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the business day prior to the date fixed for the adjourned or postponed applicable meeting. The time limits for depositing proxies prior to the meeting may be waived by CALL-NET without notice.

19. **THIS COURT ORDERS THAT** any Noteholder giving a proxy has the right to revoke it at any time before it is acted upon (a) by depositing an instrument in writing executed by such Noteholder or by an attorney authorized in writing, or, if the Noteholder is a corporation, by a duly authorized officer or attorney thereof, (i) care of CIBC Mellon Trust Company, 200 Queen's Quay East, Unit #6, Toronto, Ontario, M5A 4K9, Canada, at any time up to and including the last Business Day preceding the Noteholders' Meeting, or (ii) with the secretary of the applicable Noteholders' Meeting on the day of such meeting; or (b) in any other manner permitted by Law.

Shareholders' Meeting

20. **THIS COURT ORDERS THAT** CALL-NET is authorized and directed to call, hold and conduct the Shareholders' Meeting on the 3rd day of April 2002, at such location and time in Toronto, Ontario as CALL-NET shall specify in the Notice of Meeting, for the purpose of:

(a) considering, and if deemed advisable, passing, with or without variation, an Arrangement Resolution to approve the Plan substantially in the form set forth in Appendix B-1 to the Circular;

(b) considering, and if deemed advisable, passing with or without variation, the Stated Capital Resolution substantially in the form set forth in Appendix B-1 to the Circular;

(c) considering, and if deemed advisable, passing with or without variations such other resolutions substantially in the form set forth in Appendix B-1 to the Circular; and

(d) transacting such other business as may properly come before the Shareholders' Meeting or any adjournment thereof.

21. **THIS COURT ORDERS THAT** the Shareholders' Meeting, including notice thereof, shall be called, held and conducted in accordance with the provisions of this Order, the provisions of the CBCA and the Articles and by-laws of CALL-NET.

22. **THIS COURT ORDERS THAT** the Chair shall be responsible for, and have authority over, the governance of the Shareholders' Meeting in respect of all matters not otherwise specifically provided for pursuant to this Order.

23. **THIS COURT ORDERS THAT** the record date for entitlement to notice of and to vote at the Shareholders' Meeting shall be February 21, 2002, subject to any further Order of this Court.

24. **THIS COURT ORDERS THAT** the Meeting Materials shall be given to the:

(a) Shareholders determined as at the record date, at least twenty-one (21) days prior to the date of the Shareholders' Meeting excluding the date of mailing, delivery or transmittal and the date of the Special Meeting, by one or more of the following methods:

(i) by pre-paid ordinary mail, addressed to the CALL-NET Shareholder, at his, her or its address as it appears on the applicable security registers of CALL-NET at the record date;

(ii) by delivery, in person or by recognized courier service, to the addresses specified in paragraph 24(a)(i) of this Order; or

(iii) by facsimile transmission to any CALL-NET Shareholder who identifies himself, herself or itself to the satisfaction of CALL-NET requests such facsimile transmission and, if required by CALL-NET, is prepared to pay the charges for such facsimile transmission; and

(b) to the directors and auditors of CALL-NET by mailing the Meeting Materials by pre-paid ordinary mail to such persons at least twenty-one (21) days prior to the date of the Shareholders' Meeting, excluding the date of mailing and the date of the Shareholders' Meeting.

25. **THIS COURT ORDERS THAT** the Meeting Material shall be deemed for the purpose of this Order to have been received,

(a) in the case of mailing, three (3) days after the delivery thereof to the post office;

(b) in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one (1) business day after receipt by the courier; and

(c) in the case of facsimile transmission or electronic filing, upon the transmission thereof.

26. **THIS COURT ORDERS THAT** the only persons entitled to attend the Shareholders' Meeting shall be the Shareholders as of the record date, their proxyholders, the Director, directors and officers of CALL-NET, the Chair, and the professional, legal and financial advisors of each of the Director, CALL-NET, and the Chair. The Chair shall have the discretion to admit any other person to the Shareholders' Meeting.

27. **THIS COURT ORDERS THAT** the only persons entitled to vote at the Shareholders' Meeting shall be the Shareholders as at the record date or their respective proxies.

28. **THIS COURT ORDERS THAT** at the Shareholders' Meeting, each Shareholder as of the record date will have one vote for each Common Share, Class B Non-Voting Share, or Class C Non-Voting Share held.

29. **THIS COURT ORDERS THAT** subject to further Order of this Court, the quorum for the Shareholders' Meeting shall be the presence, in person or by proxy, of two or more Shareholders.

30. **THIS COURT ORDERS THAT** subject to further Order of this Court, the vote required to pass the Arrangement Resolution at the Shareholders' Meeting shall be the affirmative vote of not less than 66 2/3% of the votes cast by the Shareholders present, in person or by proxy, voting as a single class, in respect of the Arrangement Resolution (spoiled, invalid or illegible ballots or abstentions not being counted).

31. **THIS COURT ORDERS THAT** notwithstanding that the Shareholders are to vote in a single class, in accordance with the provisions of paragraph 22 hereof, a separate record shall be kept at the Shareholders' meeting of the votes cast by the holders of the Common Shares, the Class B Non-Voting Shares, and the Class C Non-Voting Shares.

Shareholders' Proxies

32. **THIS COURT ORDERS THAT** the form of proxy accompanying the Circular shall nominate one or more Management Representatives as proxy holders, provided, however, that a Shareholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in such form of proxy or by completing another valid form of proxy and provided that such proxyholders need not be a Shareholder.

33. **THIS COURT ORDERS THAT** the Management Representatives named as proxyholders shall vote in accordance with the instructions of the Shareholder who appointed them. If there are no instructions or the instructions are not certain on any poll, the Management Representatives shall vote the Existing Shares in favour of the relevant Arrangement Resolution.

34. **THIS COURT ORDERS THAT** the form of proxy must ~~be~~ executed by the appointor, or the appointor's attorney duly authorized in writing, or, if the appointor is a corporation, by an officer of such corporation or by such corporation's duly authorized attorney.

35. **THIS COURT ORDERS THAT** the form of proxy, when properly completed and signed, shall confer discretionary authority on the proxyholders to vote as they see fit on any amendment or variation to any of the matters identified in the Notice of Meeting and on any other matter that may properly be brought before the Shareholders' Meeting.

36. **THIS COURT ORDERS THAT** the forms of proxy shall be substantially in the forms set forth in the Circular, and shall be separately colour-coded. A separate form of proxy for each of the Existing Shares shall be provided which need not be (but may be) separately colour-coded.

37. **THIS COURT ORDERS THAT** in order to be acted upon, the completed proxy must be received by, CALL-NET, care of CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queens Quay East, Unit #6, Toronto, Ontario, M5A 4K9, Canada prior to 5:00 p.m. (Toronto time) on April 2, 2002, or, in the event that the applicable meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the business day prior to the date fixed for the adjourned or postponed applicable meeting. The time limits for depositing proxies prior to the meeting may be waived by CALL-NET without notice.

38. **THIS COURT ORDERS THAT** any Shareholder giving a proxy has the right to revoke it at any time before it is acted upon (a) by depositing an instrument in writing executed by such Shareholder or by an attorney authorized in writing, or, if the Shareholder is a corporation, by a duly authorized officer or attorney thereof, (i) CALL-NET, care of CIBC Mellon Trust Company, 200 Queen's Quay East, Unit #6, Toronto, Ontario, M5A 4K9 , Canada, at any time up to and including the last

Business Day preceding the Meeting, or (ii) with the Secretary of the applicable Meeting on the day of such Meeting; or (b) in any other manner permitted by Law.

Scrutineers

39. **THIS COURT ORDERS THAT** the scrutineers for the Noteholders Meeting and Shareholders' Meeting shall be CIBC Mellon Trust Company (acting through its representatives for that purpose). The duties of the scrutineers shall be:

(a) invigilating and reporting to the Chairman on the deposit and validity of proxies;

(b) reporting to the Chairman on the quorum of the Noteholders' meeting and Shareholders' Meeting;

(c) reporting to the Chairman on the polls taken or ballots cast, if any, at the Noteholders' Meeting and Shareholders' Meeting; and

(d) providing to CALL-NET and to the Chairman written reports on matters related to their duties.

Service Provisions

40. **THIS COURT ORDERS THAT** accidental failure of or omission by CALL-NET to give notice to any one or more Noteholders or Shareholders, or events beyond the reasonable control of CALL-NET (including, without limitation, inability to utilize postal services and transmission interruptions) shall not constitute a breach of this Order or a defect in the calling of the Noteholders' Meeting or the Shareholders' Meeting; however, if any such failure or omission is brought to the attention of CALL-NET, it shall be rectified by CALL-NET by the method and in the time most reasonably practicable in the circumstances, subject to further Order of this Court.

Adjournments, Postponements

41. **THIS COURT ORDERS THAT,** notwithstanding the provisions of the CBCA and the Articles and by-laws of CALL-NET, CALL-NET, if deemed advisable, or if any of the conditions precedent as described in the Circular have not been satisfied, is specifically authorized to adjourn or postpone the Noteholders' Meeting and Shareholders' Meeting on one or more occasions, without the necessity of first convening the meetings or first obtaining any vote of Noteholders or Shareholders respecting the adjournment or postponement. Notice of any such adjournment shall be given by press release, newspaper advertisement, or by notice sent to CALL-NET's Noteholders or Shareholders by one of the methods specified in paragraphs 6 and 24 herein as determined to be the most appropriate method of communication by the CALL-NET Board of Directors.

Amendments

42. **THIS COURT ORDERS THAT** CALL-NET is authorized to make in the manner contemplated by the Plan, such amendments, revisions or supplements to the Plan as it may determine without any additional notice to the CALL-NET Noteholders or Shareholders and the Plan as so amended, revised or supplemented, shall be the Plan to be submitted to the Noteholders' and Shareholders' Meeting and the subject of the Arrangement Resolution.

Vesting of Options

43. **THIS COURT ORDERS THAT** notwithstanding any agreement, but subject to further Order of this Court, holders of outstanding options to acquire equity of CALL-NET shall be vested in their options on February 20, 2002.

Arrangeco

44. **THIS COURT ORDERS THAT** ARRANGECO be and is hereby permitted to pass a unanimous shareholder resolution to approve the Arrangement in lieu of calling, holding and conducting a special meeting of its shareholder for the purposes thereof.

Application for Approval of the Plan

45. **THIS COURT ORDERS THAT** following the Noteholders' Meeting and the Shareholders' Meeting, application may be made to this Court for an Approval Hearing on April 5, 2002, or a date to be set by further Order of this Court.

46. **THIS COURT ORDERS THAT** the persons entitled to appear at the Approval Hearing shall be only:

(a) the Applicants,

(b) the Director,

(c) persons who have served and filed a Notice of Appearance herein in accordance with the *Rules of Civil Procedure*, and have served such Notice of Appearance no less than three days prior to the hearing of the Approval Hearing.

47. **THIS COURT ORDERS THAT** subject to further Order of this Court, the sending of the Circular in the manner contemplated by paragraphs 38 to 43 shall constitute good and sufficient service of notice upon all who may wish to appear in this proceeding and service of the Notice of Application herein is dispensed with and no other form of notice or service need be made to any person or party affected by the proposed Arrangement.

Effect of Application and Stay of Proceedings

48. **THIS COURT ORDERS THAT** no party, including without limitation the Trustee, shall have any rights to terminate, accelerate or treat as accelerated, amend or declare in default any contract or other agreement to which CALL-NET is a party due

to ARRANGECO or CALL-NET being a party to this proceeding ~~or~~ having made an application to this Court pursuant to s. 192 of the CBCA.

Variance

49. **THIS COURT ORDERS THAT** CALL-NET or ARRANGECO shall be entitled, at any time, to seek leave to vary this Interim Order.

Extra-Territorial Assistance

50. **THIS COURT ORDERS THAT** this Court seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative tribunal or other Court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States of America to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

Ground J.

ENTERED AT/INSCRIT À TORONTO
ON/BOOK NO:
LE/DANS LE REGISTRE NO:

FEB 2 0 2002

PER/PAR:

CALL-NET ARRANGECO INC. and CALL-NET ENTERPRISES INC.
Applicants

Court File No: 02-CL-4423

ONTARIO
SUPERIOR COURT OF JUSTICE-
COMMERCIAL LIST

Proceeding commenced at Toronto

O R D E R

STIKEMAN ELLIOTT
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

David R. Byers LSUC#: 22992W

Tel: (416) 869-5697

Sean Dunphy LSUC#: 24941J

Tel: (416) 869-5662
Fax: (416) 947-0866

Solicitors for the Applicants

Court File No. 02-CL-4423

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

IN THE MATTER OF an application under section 192 of the *Canada Business Corporations Act,* R.S.C. 1985, c-44, as amended, and Rules 14.05(2) and 14.05(3)(f) of the *Rules of Civil Procedure;*

AND IN THE MATTER OF a proposed Plan of Arrangement respecting CALL-NET ARRANGECO INC. and CALL-NET ENTERPRISES INC.

CALL-NET ARRANGECO INC. and

CALL-NET ENTERPRISES INC.

Applicants

NOTICE OF APPLICATION

TO THE RESPONDENT(S):

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicants. The claim made by the applicants appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on April 5, 2002, at 10:00 a.m., or as soon after that time as the application may be heard, at 393 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicants' lawyer or, where the applicants do not have a lawyer, serve it on the applicants, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicants' lawyer or, where the applicants do not have a lawyer, serve it on the applicants, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 3 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date February 20, 2002

Issued by ____________
Local registrar

Address of court office: 393 University Avenue, Toronto, Ontario M5G 1E6

TO: **DIRECTOR** under the *Canadian Business Corporations Act*
Corporations Directorate
Industry Canada
Jean Edmonds Tower South, 9th Floor
365 Laurier Avenue West
Ottawa, Ontario
K1A 0C8

Tel: (613) 941-5754
Fax: (613) 941-5781

APPLICATION

1. The applicants make an application for:

   a) an interim order for advice and directions pursuant to subsection 192(4) of the *Canada Business Corporations Act,* R.S.C. 1985, c.C-44, as amended (the "*CBCA*") with respect to a proposed arrangement (the "Arrangement") between Call-Net ArrangeCo Inc. ("ArrangeCo") and Call-Net Enterprises Inc. ("Call-Net") and their respective security holders, as proposed by Call-Net and described in the Call-Net Management Information Circular to be dated on or about February 22, 2002 and mailed to holders of Call-Net Common Shares, Class B Shares, Class C Shares, Senior Notes due 2007, Senior Discount Notes due 2007, Senior Notes due 2008, Senior Discount Notes due 2008, Senior Notes due 2009 and Senior Discount Notes due 2009;

   b) a final order approving the Arrangement pursuant to section 192 of the CBCA ; and

   c) such further and other relief as this Honourable Court may deem just.

2. The grounds for the application are:

   a) section 192 of the *CBCA*;

   b) the Applicants wish to effect a fundamental change in the nature of an Arrangement under the provisions of the *CBCA*;

   c) there is no other feasible way to effect the fundamental change other than under s.192 of the *CBCA*;

   d) all statutory requirements under the *CBCA* have been fulfilled;

   e) the Arrangement is in the best interest of the security holders of Call-Net;

   f) the Arrangement is fair and reasonable;

   g) section 3(a)(10) of the *United States Securities Act* of 1933;

h) rules 14.05, 37 and 38 of the Rules of Civil Procedure; and

i) such further and other grounds as counsel may advise and this Honourable Court may permit.

3. The following documentary evidence will be used at the hearing of the application:

a) such Interim Order as may be granted by this Honourable Court;

b) the Affidavit of Randall Benson sworn on February 20, 2002, with Exhibits thereto;

c) a further Affidavit to be sworn on behalf of Call-Net, reporting as to compliance with any Interim Order and the results of any meeting conducted pursuant to such Interim Order, with Exhibits thereto; and

d) such further and other materials as counsel may advise and this Honourable Court may permit.

February 20, 2002

STIKEMAN ELLIOTT
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

David R. Byers LSUC#: 22992W
Tel: (416) 869-5697

Sean E. Dunphy LSUC#: 24941J
Tel: (416) 869-5662
Fax: (416) 947-0866

Solicitors for the Applicants

IN THE MATTER OF THE *CANADA BUSINESS CORPORATIONS ACT*
R.S.C. 1985, C-44, as amended, Section 192
AND IN THE MATTER OF CALL-NET ARRANGECO INC. and CALL-NET ENTERPRISES INC.

Court File No: 02-CL-4423

Applicants

ONTARIO
SUPERIOR COURT OF JUSTICE-
COMMERCIAL LIST

Proceeding commenced at Toronto

NOTICE OF APPLICATION

STIKEMAN ELLIOTT
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

David R. Byers LSUC#: 22992W
Tel: (416) 869-5697

Sean E. Dunphy LSUC#: 24941J
Tel: (416) 869-5662
Fax: (416) 947-0866

Solicitors for the Applicants

PLAN OF ARRANGEMENT
under Section 192 of the
Canada Business Corporations Act

between

CALL-NET ARRANGECO INC.
("ArrangeCo")

and

CALL-NET ENTERPRISES INC.
(the "Company")

and

THE HOLDERS OF THE FOLLOWING SECURITIES OF THE COMPANY:
8⅜% SENIOR NOTES DUE 2007;
8% SENIOR NOTES DUE 2008;
9⅜% SENIOR NOTES DUE 2009;
9.27% SENIOR DISCOUNT NOTES DUE 2007;
8.94% SENIOR DISCOUNT NOTES DUE 2008;
10.8% SENIOR DISCOUNT NOTES DUE 2009;
COMMON SHARES;
CLASS B NON-VOTING SHARES; AND
CLASS C NON-VOTING SHARES

● , 2002

TABLE OF CONTENTS

Page

ARTICLE 6
MISCELLANEOUS

SCHEDULES

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions.

In this Plan of Arrangement (including the Schedules hereto), unless otherwise stated or unless the context otherwise requires:

"**Additional Accreted Amount**", means, with respect to an Existing Senior Discount Note, the accreted value, as of the Effective Date, of such note minus the initial offering price of such note;

"**ArrangeCo**" means Call-Net ArrangeCo Inc, a corporation incorporated under the CBCA and a wholly-owned subsidiary of the Company;

"**Arrangement**" means the arrangement under Section 192 of the CBCA, on the terms and subject to the conditions set forth in this Plan of Arrangement;

"**Arrangement Agreement**" means the arrangement agreement between ArrangeCo and Call-Net dated the 19th day of February 2002, in the form attached as Schedule 4.1(a);

"**Articles of Arrangement**" means the articles of arrangement to be filed with the Director in connection with this Plan of Arrangement;

"**BA Rate**" means 2.06667% per annum, being the December 31, 2001 rate of interest (expressed as an annual percentage rate) rounded to the nearest one-hundred-thousandth of one percent (with 0.000005 being rounded up) for Canadian dollar bankers' acceptances having a term to maturity equal to 3 months (or a term as closely as possible comparable to 3 months) as reasonably determined by Call-Net with reference to a third party information provider such as Reuters or Bloomberg.

"**Business Day**" means a day, other than a Saturday or a Sunday, on which commercial banks are generally open for business in Toronto, Ontario and New York, New York;

"**Canadian**" means a Canadian as such term is defined pursuant to the Telecommunications Act;

"**CBCA**" means the *Canada Business Corporations Act*, R. S. C. 1985, c. C-44 as now in effect and as it may be amended from time to time prior to the Effective Date;

"**Cdn.$**" or "**Canadian $**" or "**$**" means Canadian dollars;

"**CDS**" means The Canadian Depository for Securities Limited, or any successor thereof;

"**Certificate**" means the certificate of arrangement to be issued by the Director giving effect to this Plan of Arrangement;

"**Company**" means Call-Net Enterprises Inc., a corporation amalgamated under the CBCA;

"**Court**" means the Ontario Superior Court of Justice;

"**Director**" means the Director appointed under Section 260 of the CBCA;

"**DTC**" means The Depository Trust Company, or any successor thereof;

"**Effective Date**" means the date shown on the Certificate;

"**Effective Time**" means 12:01 a.m. (Toronto time) on the Effective Date;

"**Entitlements**" means (a) the legal, equitable, contractual and other rights of any Person with respect to the Existing Notes or the Existing Shares and (b) the legal, equitable, contractual or other rights of any Person to acquire or receive any of the foregoing;

"**Excess Shares**" has the meaning given to it in Section 4.4(2);

"**Existing Class B Non-Voting Shares**" means the existing Class B non-voting shares in the capital of the Company;

"**Existing Class B Shareholders**" means the holders of Existing Class B Non-Voting Shares;

"**Existing Class C Shareholders**" means the holders of Existing Class C Non-Voting Shares;

"**Existing Class C Non-Voting Shares**" means the existing Class C non-voting shares in the capital of the Company;

"**Existing Common Shareholders**" means the holders of Existing Common Shares;

"**Existing Common Shares**" means the existing common shares in the capital of the Company;

"**Existing Company Securities**" means the Existing Shares, Existing Notes and Options;

"**Existing Incentive Stock Option Plan**" means the Company's Amended Director and Employee Incentive Stock Option Plan;

"**Existing Notes**" means the Existing Senior Discount Notes and the Existing Senior Interest-Bearing Notes;

"**Existing Senior Discount Notes**" means the Company's (i) 9.27% Senior Discount Notes due 2007; (ii) 8.94% Senior Discount Notes due 2008; and (iii) 10.8% Senior Discount Notes due 2009;

"**Existing Senior Discount Notes Accreted Value**" means U.S.$938,234,039, being the accreted value of the Existing Senior Discount Notes as of December 31, 2001;

"**Existing Senior Interest-Bearing Notes**" means the Company's (i) 8³/₈% Senior Notes due 2007; (ii) 8% Senior Notes due 2008; and (iii) 9³/₈% Senior Notes due 2009;

"**Existing Senior Interest-Bearing Notes Principal Amount**" means U.S.$700,456,120, being the value of the principal amount plus accrued and unpaid interest, as of December 31, 2001, of the Existing Senior Interest-Bearing Notes;

"**Existing Shareholders**" mean the Existing Common Shareholders, the Existing Class B Shareholders and the Existing Class C Shareholders and "Existing Shareholder" means any one of them;

"**Existing Shares**" means the Existing Class B Non-Voting Shares, the Existing Class C Non-Voting Shares and the Existing Common Shares;

"**Final Order**" means the final order of the Court approving this Plan of Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as granted or affirmed;

"**Fractional Interest Cash Proceeds**" has the meaning given to it in Section 4.4(3);

"**Interim Order**" means the order of the Court dated February 18, 2002 pursuant to Section 192 of the CBCA as the same may be amended;

"**Meeting Date**" means April 3, 2002 subject to any postponement or adjournment or further Order;

"**Meetings**" means, collectively, the Shareholders' Meeting and the Noteholders' Meeting;

"**New Class B Non-Voting Shares**" means the Class B non-voting shares in the capital of the Company, to be created and issued in connection with the Plan of Arrangement, the rights, privileges, restrictions and conditions of which are contained in Schedule 3.2;

"**New Class B Shareholder**" means a holder of New Class B Non-Voting Shares;

"**New Common Shareholder**" means a holder of New Common Shares;

"**New Common Shares**" means the new common shares in the capital of the Company, to be created and issued in connection with the Plan of Arrangement, the rights, privileges, restrictions and conditions of which are contained in Schedule 3.2;

"**New Incentive Stock Option Plan**" means the Company's new incentive stock option plan, substantially in the form and upon the terms contained at Schedule 4.1(l), to be adopted as of the Effective Time as part of this Plan of Arrangement;

"**New Preferred Shares**" means the new preferred shares in the capital of the Company to be created in connection with this Plan of Arrangement, the rights, privileges, restrictions and conditions of which are contained in Schedule 3.2;

"**New Restricted Stock Unit Plan**" means the restricted stock unit plan substantially in the form and upon the terms contained at Schedule 4.1(n).

"**New Shareholders**" means holders of the New Shares;

"**New Shares**" means, collectively, the New Common Shares and the New Class B Non-Voting Shares;

"**Noteholders**" means the holders of the Existing Notes;

"**Noteholders' Cash Pool**" means U.S.$81,934,508, plus interest accrued thereon at the BA Rate from January 1, 2002 to the Effective Date;

"**Noteholders Meeting**" means the meeting of the Noteholders to be held pursuant to the Interim Order on April 3, 2002 at 9:00 a.m. (Toronto time), to consider and, if deemed advisable, to approve the Arrangement and to consider such other matters as may properly come before such meeting;

"**Noteholders' Pool of New Shares**" means the number of New Shares in the Company calculated by (A) dividing the number of Existing Shares outstanding immediately prior to the Effective Time by 0.2; and (B) subtracting the original number of Existing Shares used in (A), which shall be issued to Noteholders in accordance with Section 2.2;

"**Noteholder Pro-Rata Share**" means, (1) with respect to each holder of Existing Senior Discount Notes, the accreted value as of December 31, 2001 of the Existing Senior Discount Notes owned by such holder divided by the Total Existing Note Value and; (2) with respect to each holder of Existing Senior Interest-Bearing Notes, the principal amount plus accrued and unpaid interest as of December 31, 2001 of the Existing Senior Interest Bearing Notes owned by such holder divided by the Total Existing Note Value;

"**Optionholder**" means a holder of Options;

"**Options**" means all options to purchase any of the Existing Shares issued by the Company and outstanding immediately prior to the Effective Time including, without limitation, options granted under the Existing Incentive Stock Option Plan;

"**Order**" means any order of the Court in these proceedings including, without limitation, the Interim Order and the Final Order;

"**Paid Interest Amount**" means the sum of (A) the interest paid by the Company to any holder of Existing Senior Interest-Bearing Notes during the period from January 1, 2002 to the Effective Date; plus (B) an amount calculated as interest accrued on the amount paid in (A) at the BA Rate from the date of such payment to the Effective Date;

"**Person**" means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status;

"**Plan of Arrangement**" means this plan of arrangement of the Company pursuant to Section 192 of the CBCA;

"**Residency Declaration**" means a declaration, in the form attached as Schedule 2.1 by which an Existing Class B Shareholder or a Noteholder certifies that it is or is not a Canadian for the purposes of the Telecommunications Act;

"**Rights Plan**" means the Company's new shareholder rights plan substantially in the form and upon the terms contained at Schedule 4.1(m) to be adopted as of the Effective Time as part of this Plan of Arrangement;

"**Secured Notes**" means up to U.S.$377 million aggregate principal amount of 10.625% Senior Secured Notes due 2008, of the Company, the terms of which are summarized in Schedule 2.2(3);

"**Shareholders' Meeting**" means the Special Meeting of the Existing Shareholders to be held pursuant to the Interim Order on April 3, 2002 at 11:00 a.m. (Toronto time), to consider and, if deemed advisable, to approve the Arrangement and to receive the audited financial statements of the Company for the year ended December 31, 2001, and to consider such other matters as may properly come before such meeting;

"**Simple Interest Amount**" means, with respect to an Existing Senior Discount Note, the portion of the Additional Accreted Amount, as of the Effective Date, that is calculated on a simple daily basis at the stated rate on such note, without compounding, from its date of issue to the Effective Date;

"**Telecommunications Act**" means the *Telecommunications Act* (Canada), S.C. 1993, C. 38 as now in effect and as it may be amended from time to time prior to the Effective Date;

"**Total Existing Note Value**" means U.S.$1,638,690,159, being the sum of the Existing Senior Discount Notes Accreted Value and the Existing Senior Interest-Bearing Note Principal Amount;

"**Transfer Agent**" means CIBC Mellon Trust Company, being the registrar and transfer agent for the Company;

"**TSE**" means The Toronto Stock Exchange Inc.;

"**Unaffected Obligations**" means those obligations and indebtedness of the Company or interests in the equity of the Company other than the Existing Notes, the Existing Shares and the Options, and;

"**U.S.$**" and "**U.S. dollars**" means United States dollars.

Section 1.2 U.S. Dollar Value of 8⅜% Senior Notes due 2007.

For the purposes of this Plan of Arrangement, the value of the principal amount and interest of the 8⅜% Senior Notes due 2007 that are denominated in Canadian dollars will be converted into U.S. dollars based on the exchange rate of Cdn.$1.00 = U.S.$0.6279 being the inverse of the noon buying rate of the Bank of Canada on December 31, 2001.

Section 1.3 Accounting Terms.

All accounting terms not otherwise defined herein shall have the meanings ascribed to them in accordance with Canadian generally accepted accounting principles including those prescribed by the Canadian Institute of Chartered Accountants.

Section 1.4 Articles of Reference.

The terms "hereof", "hereunder", "herein" and similar expressions refer to this Plan of Arrangement and not to any particular article, section, subsection, clause or paragraph of this Plan of Arrangement and include any agreements supplemental hereto. In this Plan of Arrangement, a reference to an article, section, subsection, clause or paragraph shall, unless otherwise stated, refer to an article, section, subsection, clause or paragraph of this Plan of Arrangement.

Section 1.5 Interpretation Not Affected by Headings.

The division of this Plan of Arrangement into articles, sections, subsections, clauses and paragraphs and the insertion of a table of contents and headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

Section 1.6 Date for Any Action.

In the event that any date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.7 Time.

All times expressed herein are local time in Toronto, Ontario, Canada unless otherwise stipulated.

Section 1.8 Definitions in the CBCA.

A word or words with initial capitalized letters used herein and not defined herein but defined in the CBCA shall have the meaning ascribed thereto in the CBCA as of the date hereof unless the context otherwise requires.

Section 1.9 Number, Etc.

In this Plan of Arrangement, where the context requires, a word importing the singular number shall include the plural and vice versa; and a word or words importing gender shall include all genders.

Section 1.10 Statutory References.

Except as provided herein any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.11 Successors and Assigns.

This Plan of Arrangement shall be binding upon and shall enure to the benefit of the heirs, administrators, executors, legal personal representatives, successors and assigns of any Person named or referred to in this Plan of Arrangement.

Section 1.12 Schedules.

The following are the schedules to this Plan of Arrangement which are incorporated by reference into this Arrangement and form part hereof:

Schedule 2.1	Residency Declaration
Schedule 2.2(3)	Summary of the Secured Notes
Schedule 3.2	Rights, Privileges, Restrictions and Conditions of the New Shares
Schedule 4.1(a)	Arrangement Agreement
Schedule 4.1(k)	General By-Law No.1
Schedule 4.1(l)	New Incentive Stock Option Plan
Schedule 4.1(m)	Rights Plan
Schedule 4.1(n)	New Restricted Stock Unit Plan

Section 1.13 Governing Law.

This Plan of Arrangement shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan of Arrangement and all proceedings taken in connection with this Plan of Arrangement shall be subject to the exclusive jurisdiction of the Court.

ARTICLE 2

TREATMENT OF SHAREHOLDERS AND NOTEHOLDERS

Section 2.1 Residency Declaration.

Subject to Section 4.7 every Existing Class B Shareholder and Noteholder shall duly complete and execute a Residency Declaration and provide it to the Transfer Agent prior to the Meeting Date.

Section 2.2 Treatment of Noteholders.

The Noteholders shall mandatorily exchange their Existing Notes for the following consideration:

(1) Noteholders' Cash Pool.

Each Noteholder shall receive from ArrangeCo its Noteholder Pro Rata Share of the Noteholders' Cash Pool minus the Paid Interest Amount, if any, attributable to such holder.

(2) New Shares.

Subject to Sections 4.7 and 4.8, each Noteholder shall receive its Noteholder's Pro Rata Share of the Noteholders' Pool of New Shares, in New Common Shares if such Noteholder's Residency Declaration certifies that it is a Canadian, or New Class B Non-Voting Shares if such Noteholder's Residency Declaration certifies that it is not a Canadian Resident.

(3) Secured Notes.

Each Noteholder shall receive the nearest whole dollar value (rounded down) of its Noteholders' Pro Rata Share of the Secured Notes, the terms of which are summarized in Schedule 2.2(3).

(4) Application of Consideration.

On the Effective Date, the application of the aggregate value of the consideration paid by the Company in exchange for the Existing Notes pursuant to this Section 2.2 shall be deemed to have been allocated to the Existing Notes in the following order: (i) in the case of Existing Senior Interest Bearing Notes: first, to the payment of any accrued and unpaid interest on such notes as of the Effective Date; and second, to the payment of the outstanding principal amount of such notes as of the Effective Date; and (ii) in the case of Existing Senior Discount Notes: first, to the payment on all of the Existing Senior Discount Notes of the Additional Accreted Amount that is in excess of the Simple Interest Amount; second, to the payment of the Simple Interest Amount on all of the Existing Senior Discount Notes; and third, to the payment of the Existing Senior Discount Notes Accreted Value less the Additional Accreted Amount on all of the Existing Senior Discount Notes.

Section 2.3 Treatment of Existing Common Shareholders.

Subject to Section 4.8, the Existing Common Shares owned by each Existing Common Shareholder shall be mandatorily exchanged for New Common Shares on a one for one basis.

Section 2.4 Treatment of Existing Class B Shareholders.

Subject to Sections 4.7 and 4.8, the Existing Class B Non-Voting Shares owned by each Existing Class B Shareholder shall be mandatorily exchanged on a one for one basis for New Common Shares, if such Existing Shareholder's Residency Declaration certifies that it is a Canadian, or New Class B Non-Voting Shares, if such Existing Shareholder's Residency Declaration certifies that it is not a Canadian.

Section 2.5 Treatment of Existing Class C Shareholders.

The Existing Class C Non-Voting Shares owned by each Existing Class C Shareholder shall be mandatorily exchanged on a one for one basis for New Class B Non-Voting Shares.

Section 2.6 Consolidation of New Shares.

Following the exchange in Sections 2.2(2), 2.3, 2.4 and 2.5:

(a) the New Common Shares will be consolidated on a 1 for 20 basis; and

(b) the New Class B Non-Voting Shares will be consolidated on a 1 for 20 basis.

ARTICLE 3

CAPITAL REORGANIZATION AND RELATED MATTERS

Section 3.1 Capital Reorganization.

In accordance with the sequence set forth in Article 4, the share capital of the Company shall be reorganized and the Existing Notes cancelled, as set out in the following sections of this Article 3.

Section 3.2 Creation of New Classes of Shares.

The authorized share capital of the Company shall be reorganized by the creation of the following three new classes of shares:

(a) the New Common Shares, the authorized number of which is unlimited and the rights, privileges, restrictions and conditions attaching to which are set out in Schedule 3.2;

(b) the New Class B Non-Voting Shares, the authorized number of which is unlimited and the rights, privileges, restrictions and conditions attaching to which are set out in Schedule 3.2; and

(c) the New Preferred Shares, the authorized number of which is unlimited and the rights, privileges, restrictions and conditions attaching to which are set out in Schedule 3.2.

Section 3.3 Cancellation of Entitlements in Existing Shares and Existing Notes.

(1) All Entitlements, including the Existing Shares, Existing Notes and Options, shall be cancelled.

(2) The authorized capital of the Existing Share classes shall be deleted.

(3) The Existing Notes and Existing Shares shall be cancelled.

Section 3.4 Issued Shares.

After giving effect to Section 3.3, the issued share capital of the Company shall consist of:

(a) that number of New Common Shares resulting from the issuances in Article 2; and

(b) that number of New Class B Non-Voting Shares resulting from the issuances in Article 2.

All New Shares issued and outstanding as a result of the application of this Section shall be deemed to be issued and outstanding as fully-paid and non-assessable.

ARTICLE 4

STEPS OF THE ARRANGEMENT

Section 4.1 The Arrangement.

Starting at the Effective Time, the following shall be deemed to occur, in the following order without any further act or formality:

(a) Call-Net shall loan to ArrangeCo the amount of the Noteholders' Cash Pool pursuant to the Arrangement Agreement.

(b) The minimum number of directors shall be 7 and the maximum number shall be 11, and the actual number shall, in the first instance, be 11 and thereafter shall be the number established from time to time by resolution of the board of directors of the Company. The directors of the Company may, in accordance with Section 106(8) of the CBCA, appoint one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

(c) The following individuals, whose names and municipalities of residence are set out below, shall be elected as directors of the Company to hold office until the next annual meeting of the shareholders of the Company or until their successors are elected or appointed:

Name	Municipality of Residence
William W. Linton	Etobicoke, Ontario
S. Dennis Belcher	Oakville, Ontario
Arthur B. Krause	Leawood, Kansas, U.S.A.
Robert T.E. Gillespie	Mississauga, Ontario
Keith D. Paglusch	Kansas City, Missouri, U.S.A.
David Rattee	Toronto, Ontario
Lawrence G. Tapp	London, Ontario
Joseph H. Wright	Toronto, Ontario
●	●
●	●
●	●

(d) Ernst & Young LLP shall be reappointed as the Company's auditors to hold office until the close of the next annual meeting of the shareholders of the Company.

(e) The authorized share capital shall be reorganized as prescribed in Section 3.2 and 3.3.

(f) The exchange of the Existing Notes for Secured Notes, New Shares, and the Noteholders' Cash Pool, all as provided in Section 2.2, shall take place.

(g) The exchange of Existing Common Shares for New Common Shares, Existing Class B Non-Voting Shares for either New Class B Non-Voting Shares or New Common Shares and Existing Class C Non-Voting Shares for New Class B Non-Voting Shares, all as provided in Sections 2.3, 2.4, 2.5, 4.7 and 4.8, shall take place.

(h) The cancellation of Entitlements, the deletion from the authorized capital of the Company of the classes of the Existing Shares and the cancellation of the Existing Notes, as described in Section 3.3, shall take place.

(i) All of the issued and outstanding New Common Shares shall be consolidated on a 1 for 20 basis.

(j) All of the issued and outstanding New Class B Non-Voting Shares shall be consolidated on a 1 for 20 basis.

(k) The general by-law of the Company, until repealed, or amended shall be General By-Law No. 1 of the Company attached hereto as Schedule 4.1(k).

(l) The Existing Incentive Stock Option Plan shall be terminated and the New Incentive Stock Option Plan attached hereto as Schedule 4.1(l) shall be adopted.

(m) The Rights Plan attached hereto as Schedule 4.1(m) shall be adopted.

(n) The New Restricted Stock Unit Plan attached hereto as Schedule 4.1(n) shall be adopted.

(o) The Company's stated capital shall be determined and reduced in accordance with Section 4.2.

(p) ArrangeCo will be wound-up into Call-Net whereby ArrangeCo will sell, assign and transfer all of its assets to Call-Net in consideration for Call-Net assuming all of ArrangeCo's liabilities and obligations.

Section 4.2 Treatment of Stated Capital.

(1) After giving effect to the exchange of the Existing Notes, in part, for New Shares and the Existing Shares for New Shares, the stated capital of the New Shares, in the aggregate, shall be the sum of (i) the stated capital of the Existing Shares in the aggregate, and (ii) the fair value of the New Shares exchanged for the Existing Notes as determined by the board of directors of the Company.

(2) The stated capital of the New Shares determined pursuant to Section 4.2(1) shall be reduced to $200,000,000.

Section 4.3 Calculations.

All cash payment amounts will be calculated to the nearest 1¢ ($0.01). All calculations and determinations made by the Company for the purposes of this Plan of Arrangement, including, without limitation, the allocation of the consideration, shall be conclusive, final and binding upon the Existing Shareholders, the Noteholders and the Company.

Section 4.4 Fractional Interests.

(1) No certificates or scrip representing fractional New Shares shall be issued under this Plan of Arrangement, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a shareholder of the Company.

(2) As promptly as practicable following the Effective Time, the Transfer Agent shall determine the excess of (x) the number of New Shares to be delivered pursuant to Article 2 over (y) the aggregate number of whole New Shares to be delivered to Existing Securityholders pursuant to Article 2 (such excess being herein called the "**Excess Shares**"). As soon as practicable after the Effective Time, the Transfer Agent shall sell the Excess Shares for the holders of fractional New Shares at then prevailing prices on the TSE in the manner provided in paragraph (3) of this Section 4.4.

(3) The sale of the Excess Shares by the Transfer Agent shall be executed on the TSE through one or more member firms of the TSE and shall be executed in board lots to the extent practicable. The Company shall bear the cost of all related charges and fees of the Transfer Agent, commissions, and other out-of-pocket transaction costs. Until the proceeds of such sale or sales have been distributed to the holders of the fractional interests, the Transfer Agent shall hold such proceeds for the holders of the fractional interests (the "**Fractional Interest Cash Proceeds**"). The Transfer Agent shall determine the portion of the Fractional Interest Cash Proceeds to which each such holder shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Fractional Interest Cash Proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders are entitled.

(4) As soon as practicable after the determination of the amount of the Fractional Interest Cash Proceeds to be paid to holders as proceeds for any fractional share interests, the Depository shall distribute such amounts, without interest, to such holders.

Section 4.5 Settlement Procedures.

(1) The payments of cash and delivery of interests in Secured Notes and New Shares, as applicable, to which Noteholders and Existing Shareholders are entitled under this Plan of Arrangement shall be made on the third Business Day following the Effective Date to allow the Company time to complete all relevant calculations and determinations.

(2) The Existing Senior Discount Notes, the 8% Senior Notes due 2008 and the 9⅜% Senior Notes due 2009 are held by DTC, through its nominee company Cede & Co. All payments of cash and the delivery of interests in Secured Notes and New Shares to Noteholders holding such Existing Notes that are being exchanged will be made through the facilities of DTC to DTC participants who in turn will make payments of cash and delivery of interests in Secured Notes and New Shares to the beneficial holders of such Existing Notes pursuant to standing instructions and customary practices. The Company shall have no liability or obligation in respect of all payments and deliveries of interests from DTC, or its nominee, to DTC participants or from DTC participants to beneficial holders.

(3) The 8⅜% Senior Notes due 2007 are held by CDS through its nominee company CDS & Co. All payments of cash and the delivery of interests in Secured Notes and New Shares to Noteholders holding the 8⅜% Senior Notes due 2007 that are being exchanged will be made through the facilities of CDS to CDS participants who in turn will make payments of cash and delivery of interests in Secured Notes and New Shares to the beneficial holders of such Existing Notes pursuant to standing instructions and customary practices. The Company shall have no liability or obligation in respect of all payments and deliveries of interests from CDS, or its nominee, to CDS participants or from CDS participants to beneficial holders.

(4) In respect of the Existing Shares held by CDS, through its nominee company Cede & Co., delivery of interests in New Shares will be made through the facilities of CDS to CDS participants who in turn will deliver interests in the New Shares to the beneficial holders of such New Shares pursuant to standing instructions and customary practices. Existing Shareholders who hold their interests in Existing Shares through CDS will receive their interests in New Shares through the facilities of CDS. The Company shall have no liability or obligation in respect of all deliveries of interests from CDS, or its nominee, to CDS participants or from CDS participants to beneficial holders.

(5) Securityholders only receive the certificates representing New Shares or Secured Notes or the cheques representing any cash amounts to be paid hereunder upon receipt by the Transfer Agent of a duly completed Letter of Transmittal, (together with a certificate or certificates representing their Existing Shares or Existing Notes and all other required documents). Furthermore, Securityholders who do not surrender their certificate(s) representing their Existing Shares or Existing Notes, will not be recorded on the registers of New Shares or Secured Notes until they do so.

Section 4.6 Existing Class C Shareholders.

No Existing Class C Shareholder shall be issued New Shares, pursuant to this Plan of Arrangement, until receipt by the Company of either (i) a statutory declaration from such shareholder representing that it (or, if such shareholder is a partnership, that each of its partners) is resident in Canada for the purposes of the *Income Tax Act* (Canada), or (ii) a certificate provided to, and to the satisfaction of, the Company in accordance with section 116 of the *Income Tax Act* (Canada).

Section 4.7 Failure to Provide Residency Declaration.

(1) Any Noteholder that fails to provide to the Transfer Agent a duly completed and executed Residency Declaration prior to the Meeting Date shall receive its Noteholder's Pro Rata Share of the Noteholder's Pool of New Shares in New Class B Non-Voting Shares.

(2) Any Existing Class B Shareholder that fails to provide to the Transfer Agent a duly completed and executed Residency Declaration prior to the Meeting Date shall have its Existing Class B Shares exchanged for New Class B Non-Voting Shares on a one for one basis.

Section 4.8 Maximum Issuance of New Common Shares.

No Person shall be issued New Common Shares to the extent that, subsequent to such issuance, such Person would be the beneficial holder of greater than 10% of the issued and outstanding New Common Shares after implementation of this Plan of Arrangement. The difference between (1) the New Common Shares to which a

Person would otherwise be entitled under this Plan of Arrangement and (2) 10% of the total issued and outstanding New Common Shares shall be issued to such Person as New Class B Non-Voting Shares.

ARTICLE 5

CONDITIONS PRECEDENT TO PLAN IMPLEMENTATION

Section 5.1 Conditions Precedent.

The implementation of the Plan of Arrangement by the Company shall be conditional upon the fulfilment, satisfaction or waiver by the Company of the following conditions:

(a) the Plan of Arrangement shall have been approved at the Meetings, with or without amendment, in accordance with the Interim Order;

(b) the Final Order shall have been obtained in form and substance satisfactory to the Company;

(c) the TSE shall have conditionally approved, as of the Effective Date, the Rights Plan, the New Incentive Stock Option Plan, the New Restricted Stock Unit Plan and the listing of the New Common Shares and the New Class B Non-Voting Shares;

(d) no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Plan of Arrangement and no cease trading, or similar order, with respect to any securities of the Company shall have become effective or threatened;

(e) the orders and rulings sought from certain securities commissions and other securities regulatory authorities in certain of the provinces of Canada to permit the Secured Notes and the New Shares to be issued pursuant to this Plan of Arrangement (i) to be issued in reliance upon exemptions from the prospectus and registration requirements of applicable securities legislation and, if required, exemptions from the take-over bid requirements of such legislation and (ii) to be freely tradeable in each of the provinces of Canada shall have been obtained;

(f) the Company shall have taken all necessary corporate actions and proceedings in connection with this Plan of Arrangement;

(g) all applicable governmental, regulatory and judicial consents, and any other third party consents shall have been obtained;

(h) the trust indenture governing the Secured Notes shall have been qualified under the U.S. *Trust Indenture Act* of 1939, as amended;

(i) the trust indenture governing the Secured Notes, together with all security agreements contemplated thereunder, shall have been entered into by the Company and its relevant subsidiaries and, if applicable, all required filings related to the security as contemplated in the security agreements shall have been made;

(j) the Director shall have issued the Certificate;

(k) a definitive amended technology and service provisioning agreement shall have been executed by the Company and Sprint Communications Company L.P.; and

(l) Akin, Gump, Strauss, Hauer & Feld, L.L.P. shall have delivered the 1933 Act Opinion.

ARTICLE 6

MISCELLANEOUS

Section 6.1 Amendment.

The Company reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time provided that any such amendment, modification or supplement must be contained in a written document which is (i) filed with the Court and, if made following the Meetings, approved by the Court and (ii) communicated to the Existing Shareholders and the Noteholders in the manner required by the Court (if so required).

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Meetings, with or without any prior notice or communication (other than as may be required under the Interim Order), and if so proposed and accepted by the persons voting at the Meetings, shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Meetings shall be effective only if it is consented to by the Company.

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Company, provided that it concerns a matter which, in the reasonable opinion of the Company, is of an administrative nature and is required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of the Existing Shareholders or the Noteholders.

Section 6.2 Binding Effect.

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) the Company; and (ii) the beneficial and legal owners of the Existing Company Securities and (iii) the holders of Entitlements. The transactions contemplated by this Plan of Arrangement shall be final and binding upon the Company, the beneficial and legal owners of the Existing Company Securities (and their respective heirs, executors, administrators, legal representatives, successors and assigns), and shall constitute (i) full, final and absolute settlement of all rights of the beneficial and legal owners of the Existing Company Securities attaching thereto or arising therefrom, (ii) an absolute release and discharge of and from all indebtedness, liability and obligation of the Company on or in respect of all Existing Company Securities, and (iii) an absolute release and discharge of and from any security interest previously granted by the Company in respect thereof.

Section 6.3 Different Capacities.

If any Person holds more than one type, series or class of Existing Company Securities, such Person shall have all of the rights given to a holder of each particular type, series and class of Existing Company Securities so held. Nothing done by a Person acting in its capacity as a holder of a particular class, series or type of Existing Company Securities affects such Person's rights as a holder of another class, series or type of Existing Company Securities.

Section 6.4 Paramountcy.

From and after the Effective Date, any conflict between this Plan of Arrangement and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, agreement for sale, by-laws of the Company, lease or other agreement, written or oral and any and all amendments or supplements thereto existing between one or more of the Noteholders or the Existing Shareholders and the Company as at the Effective Date will be deemed to be governed by the terms, conditions and provisions of this Plan of Arrangement and the Final Order, which shall take precedence and priority.

Section 6.5 Further Assurances.

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to occur in the order set out herein without any other additional act or formality, each of the persons affected hereby shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by the Company in order to better implement this Plan of Arrangement.

Section 6.6 Notices.

Any notices or communication to be made or given hereunder shall be in writing and shall reflect this Plan of Arrangement and may, subject as hereinafter provided, be made or given by the person making or giving it or by any agent of such person authorized for that purpose by personal delivery, by prepaid mail or by telecopier addressed to the respective parties as follows:

(i) if to the Company:

Call-Net Enterprises Inc.
2235 Sheppard Avenue
Atria II, Suite 1800
Toronto, Ontario
M5J 5G1

Attention: Corporate Secretary
Telecopier: (416) 718-6410

(ii) if to a Noteholder:

to the address for such Noteholder as shown on the records of the trustee of the Existing Notes;

(iii) if to an Existing Shareholder:

to the last known address for such shareholder as shown on the books maintained by the Transfer Agent;

or to such other address as any party may from time to time notify the others in accordance with this Section. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada or the United States, all notices and communications during such interruption may only be given or made by personal delivery or by telecopier and any notice or other communication given or made by prepaid mail within the five Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. All such notices and communications shall be deemed to have been received, in the case of notice by telecopier or by delivery prior to 5:00 p.m. (local time) on a Business Day, when received or if received after 5:00 p.m. (local time) on a Business Day or at any time on a non-Business Day, on the next following Business Day and, in the case of notice mailed as aforesaid, on the fifth Business Day following the date on which such notice or other communication is mailed. The unintentional failure by the Company to give a notice contemplated hereunder to any particular Noteholder or Existing Shareholder shall not invalidate this Plan of Arrangement or any action taken by any Person pursuant to this Plan of Arrangement.

SCHEDULE 2.1

Residency Declaration

CALL-NET ENTERPRISES INC.

DECLARATION

TO: Call-Net Enterprises Inc. ("Call-Net")
c/o CIBC Mellon Trust Company

I. In connection with the proposed arrangement of Call-Net pursuant to Section 192 of the *Canada Business Corporation Act* (the "**Arrangement**") the undersigned, being the person in whose name the shares in the capital of Call-Net (the "**Shares**") are to be registered upon giving effect to the Arrangement, hereby DECLARES that the ultimate beneficial owner of Shares is:

☐ the undersigned, OR

☐ if other than the undersigned,

....

....

(Name and Address)

II. The beneficial owner of the Shares is a Canadian:

☐ Yes ☐ No

For purposes of this declaration "Canadian" means:

(a) a citizen within the meaning of subsection 2 (1) of the *Citizenship Act* (Canada) who is ordinarily resident in Canada;

(b) a permanent resident within the meaning of subsection 2(1) of the *Immigration Act* (Canada) who is ordinarily resident in Canada, and has been ordinarily resident in Canada for not more than one year after the date on which that person first became eligible to apply for Canadian citizenship;

(c) a Canadian government, whether federal, provincial or local, or an agency thereof;

(d) a corporation without share capital, where a majority of its directors or officers, as the case may be, are appointed or designated, either by their personal names or by their names of office, by one or more of

(i) a federal or provincial statute or regulations made under a federal or provincial statute;

(ii) the Governor in Council or the lieutenant governor in Council of a province; or

(iii) a minister of the Crown in right of Canada or of a province;

(e) a corporation in which those of its shareholders who are Canadians beneficially own, and control, in the aggregate and otherwise than by way of security only, not less than 66⅔ per cent of the issued and outstanding voting shares of such corporation, and which is not otherwise controlled by non-Canadians;

(f) a mutual insurance company the head office and principal place of business of which are in Canada, and not less than 80 per cent of the board and of each committee of its directors of which are individual Canadians;

(g) a partnership in which those of its partners who are Canadians beneficially own, and control, in the aggregate and otherwise than by way of security only, not less than 66⅔ per cent of the beneficial interest in such partnership, and which is not otherwise controlled by non-Canadians;

(h) a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under *An Act to Incorporate the Pension Fund Society of the Dominion Bank*, S.C. 1887, c 55; S.C. 1956, c. 66, *An Act to Incorporate the Pension Fund Society of the Bank of Montreal*, S.C. 1885, c. 13, the *Pension Fund Society Act* or any provincial legislation relating to the establishment of pension fund societies; or

(i) a trust in which Canadians have not less than 66⅔ per cent of the beneficial interest in such trust, and of which a majority of the trustees are Canadians.

....

DATED the .... day of 2002

....

(Name)

....

(Address)

....

(Signature)

INSTRUCTIONS

1. *This declaration is to be completed by the person in whose name shares in the capital of Call-Net are to be registered.*

2. *Please return completed declaration to CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5H 4KN.*

SCHEDULE 2.2(3)

Summary of the Secured Notes

Please refer to the section entitled "Description of the Secured Notes" in the Management Proxy Circular of the Company dated February 22, 2002.

SCHEDULE 3.2

Rights, Privileges, Restrictions and Conditions of the New Shares

PREFERRED SHARES

1. (a) The holders of the Preferred Shares shall be entitled to receive notice of, to attend and speak at any meeting of the shareholders of the Corporation. Notwithstanding the foregoing, the holders of the Preferred Shares shall not be entitled either to vote at any meeting of the shareholders of the Corporation or to sign a resolution in writing, other than in respect of the right of the holders of the Preferred Shares to elect directors in accordance with the following provisions, and except as a separate class (i) pursuant to the rights granted under the *Canada Business Corporations Act* (the "**Act**") and (ii) upon any proposed change to the maximum or minimum number of directors pursuant to paragraph 173(1)(m) of the Act.

   (b) The holders of the Preferred Shares shall be entitled to nominate and elect two (2) directors of the Corporation so long as there is one (1) Preferred Share issued and outstanding. The election of directors by the holders of Preferred Shares may be conducted by a resolution in writing signed by the holders of all of the Preferred Shares, to be effective on the date of the Corporation's annual general meeting or on such other date as specified in such resolution, or at a meeting of the holders of all of the Preferred Shares.

2. The holders of the Preferred Shares shall not be entitled to receive any dividends paid by the Corporation.

3. All Preferred Shares may be redeemed by the Corporation for a redemption price of Cdn.$1.00 per share upon the sale, transfer or assignment of the legal or beneficial title of any Preferred Shares by the first holder of the Preferred Shares to a third party that is not an affiliate of such first holder of the Preferred Shares or the subsequent transfer by such affiliate, or any other affiliate of the first holder who from time to time holds the Preferred Shares, to a non-affiliate of the first holder, or upon any affiliate of the first holder who holds the Preferred Shares no longer being an affiliate of the first holder, or in the event that the Amended Technology and Service Provisioning Agreement between the Corporation and Sprint Communications Company L.P. is Terminated. "Terminated" means terminated for a reason other than the default of the Corporation, and where the termination of the Sprint Agreement has been disputed by either party, the agreement shall be deemed not to have been terminated until the parties agree that such termination shall have occurred or until the dispute has been resolved through a final non-appealable decision. For the purposes of this paragraph 3 "affiliate" has the meaning ascribed to "affiliated companies" in the *Securities Act* (Ontario) as now in effect.

4. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holder of the Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or Class B Non-Voting Shares, for each Preferred Share, the amount of Cdn.$1.00.

COMMON SHARES

5. (a) The directors may declare and cause to be paid dividends to the holders of the Common Shares from any assets at the time properly applicable to the payment of dividends, *pari passu* with the holders of the Class B Non-Voting Shares, on a per share basis.

   (b) For purposes of the foregoing, the payment of dividends by way of a stock dividend in Common Shares on Common Shares, Class B Non-Voting Shares on Class B Non-Voting Shares in the same number per share shall be considered to be a *pari passu* payment of dividends.

6. Subject always to the prior rights of the holders of the Preferred Shares, the holders of the Common Shares shall be entitled to receive the remaining assets of the Corporation on a winding-up or dissolution, *pari passu* with the holders of the Class B Non-Voting Shares, on a per share basis.

7. Each Common Share entitles the holder to one vote at a meeting of shareholders of the Corporation.

8. (a) For the purposes of paragraphs 8 through 11 hereof, the following terms have the following meanings:

(i) "**Constrained Class**" means persons who are not "Canadians" as defined under the *Telecommunications Act* (Canada) (the **"Telecommunications Act"**) and the regulations made thereunder as now enacted or as may from time to time be amended, varied, replaced, restated, reenacted or supplemented;

(ii) "**Maximum Aggregate Holdings**" means shares to which are attached an aggregate of 33⅓% of the total number of votes attaching to the Common Shares (or such other percentage of the total number of votes attaching to the Common Shares that may be permitted to be held by or on behalf of persons in the Constrained Class under the Telecommunications Act without resulting in a contravention of any Canadian ownership or control restrictions applicable to any telecommunications common carrier in which the Corporation has an ownership interest), which is the total number of Common Shares that may be held from time to time by or on behalf of persons in the Constrained Class; and

(iii) "**Regulations**" means the regulations under the Act as now enacted or as the same may from time to time be amended, varied, replaced, restated, re-enacted or supplemented.

(b) All terms used in paragraphs 8 through 11 hereof which are defined in the Act or the Regulations shall have the meanings ascribed thereto in the Act or the Regulations, except as otherwise expressly provided for herein.

(c) Any reference in paragraphs 8 through 11 hereof to any section of the Act or the Regulations shall include a reference to that section as the same may from time to time be amended, varied, replaced, restated, re-enacted or supplemented.

(d) For the purposes of paragraphs 8 through 11 hereof, where a Common Share is held, beneficially owned or controlled jointly, and one or more of the joint holders, beneficial owners or persons controlling the Common Share is a member of the Constrained Class, the Common Share is deemed to be held, beneficially owned or controlled, as the case may be, by such member of the Constrained Class.

9. (a) The directors of the Corporation shall not issue (provided that a conversion pursuant to paragraphs 21 and 22 hereof shall not represent an issue of Common Shares for this purpose, although, for certainty, all other conversions represent such an issue) a Common Share and shall refuse to register a transfer of a Common Share to a person who is a member of the Constrained Class, if:

(i) the total number of shares held by or on behalf of persons in the Constrained Class does not exceed the Maximum Aggregate Holdings and the issuance or transfer, as the case may be, of such Common Shares would cause the number of shares held by persons in the Constrained Class to exceed the Maximum Aggregate Holdings; or

(ii) the total number of shares held by or on behalf of persons in the Constrained Class exceeds the Maximum Aggregate Holdings and the issuance or transfer, as the case may be, of such Common Shares is to a person in the Constrained Class.

(b) In the event that, for whatever reason, the Maximum Aggregate Holdings of Common Shares by members of the Constrained Class is exceeded, the Corporation shall enjoy the rights and privileges set out in Section 46 of the Act, namely, that it may, for the purpose of ensuring that the Maximum Aggregate Holdings of shares by members of the Constrained Class is not exceeded, sell, as if it were the owner thereof, any Common Shares that are owned by members of the Constrained Class, subject to the provisions of the Act and the Regulations.

(c) The directors of the Corporation may refuse to issue a Common Share or register a transfer of a Common Share, if the issue or transfer, as the case may be, is to a person who may be a member of a Constrained Class and who, in respect of the issue or registration of the transfer of such Common Share, as the case may be, has been requested by the Corporation to furnish it with any information which may be requested by the directors as contemplated by subsection 56(T) of the Regulations, and has not furnished such information.

(d) Subject to the Act and the Regulations, the directors of the Corporation may establish, amend or repeal any procedures required to administer the constrained share provisions set out in paragraphs 8 through 11 hereof and to require any affidavit, declaration or other statement required under the Telecommunications Act.

10. (a) No shareholder of the Corporation nor any other interested person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of the provisions of paragraphs 8 through 11 hereof or any breach or alleged breach by the Corporation of any of the provisions of paragraphs 8 through 11 hereof, and, for greater certainty, no such person shall be liable for any damages or losses related to or as a consequence of any such act or any such breach or alleged breach of such provisions.

(b) In the administration of the provisions of paragraphs 8 through 11 hereof, the directors of the Corporation shall have, in addition to the powers explicitly set forth herein, all of the powers necessary or desirable, to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the Act and the Regulations and all powers contemplated by the Telecommunications Act with respect to the ownership of shares of a telecommunications common carrier, or a carrier holding corporation by non-Canadians.

11. (a) In the event of any conflict between the provisions of paragraphs 8 through 11 hereof and of the provisions in the Act and the Regulations relating to constrained share corporations or the provisions of the Telecommunications Act with respect to the ownership of shares of a telecommunications common carrier, or a carrier holding corporation, the provisions in the Act and Regulations or the Telecommunications Act as the case may be shall prevail, and the provisions of paragraphs 8 through 11 hereof shall be deemed to be amended accordingly and shall be retroactive in effect, as so amended.

(b) The invalidity or unenforceability of any provision, in whole or in part, of paragraphs 8 through 11 hereof for any reason shall not affect the validity or enforceability of any other provision thereof.

12. (a) Each Common Share will be convertible into one Class B Non-Voting Share at the option of the holder at any time and upon the provision of a written notice to the transfer agent of the Common Shares executed by the person registered on the books of the Corporation as the holder of the Common Shares, or by his, her or its attorney duly authorized in writing and shall specify the number of Common Shares which the holder desires to have converted and shall be accompanied: (a) if share certificates were issued to the holder, by the share certificate or certificates representing the Common Shares which the holder desires to convert; and (b) the letters of transmittal, directions, transfers, powers of attorney and other documentation duly executed by the person registered on the books of the Corporation as the holder of the Common Shares to be converted or by his, her or its attorney duly authorized in writing as is specified by the transfer agent for the Common Shares, acting reasonably, as being required to give full effect to the conversion into Class B Non-Voting Shares. If applicable, upon receipt by the transfer agent of such notice and share certificate or certificates, the Corporation shall issue or cause to be issued a share certificate representing fully-paid Class B Non-Voting Shares.

(b) If the Corporation shall subdivide the Class B Non-Voting Shares into a greater number of shares or shall issue in exchange for such Class B Non-Voting Shares a greater number of Class B Non-Voting Shares, then in such case from and after the effective date of such subdivision or exchange of shares the conversion rate for the Common Shares shall be increased in proportion to the increase in the number of outstanding Class B Non-Voting Shares resulting from such subdivision or exchange; and if the Corporation shall reduce the number of Class B Non-Voting Shares by combination or consolidation of shares or shall issue in exchange for the outstanding Class B Non-Voting Shares a smaller number of Class B Non-Voting Shares then in each case from and after the effective date of such combination, consolidation or exchange of shares the conversion rate for the Common Shares shall be decreased in proportion to the decrease in the number of the outstanding Class B Non-Voting Shares resulting from such combination, consolidation or exchange of shares; and

(c) The Corporation shall not issue fractional shares in satisfaction of the conversion privilege hereinbefore provided.

13. Pursuant to subsections 39(4) and (5) of the Act, in the event that any Common Shares are converted into Class B Non-Voting Shares pursuant to paragraph 12 above, the stated capital account in respect of the Class B Non-Voting Shares shall be increased, and the stated capital account maintained for such Common Shares reduced, by an amount, per converted Class B Non-Voting Share, equal to the aggregate of the stated capital of the Common Shares and the Class B Non-Voting Shares, divided by the aggregate number of issued Common Shares and Class B Non-Voting Shares immediately before the conversion.

CLASS B NON-VOTING SHARES

14. (a) The directors may declare and cause to be paid dividends to the holders of the Class B Non-Voting Shares from any assets at the time properly applicable to the payment of dividends, *pari passu* with the holders of the Common Shares, on a per share basis.

(b) For purposes of the foregoing, the payment of dividends by way of a stock dividend in Common Shares on Common Shares and Class B Non-Voting Shares on Class B Non-Voting Shares in the same number per share shall be considered to be a *pari passu* payment of dividends.

15. Subject always to the prior rights of the holders of the Preferred Shares, the holders of the Class B Non-Voting Shares shall be entitled to receive the remaining assets of the Corporation on the winding-up or dissolution, *pari passu* with the holders of the Common Shares, on a per share basis.

16. The holders of the Class B Non-Voting Shares shall be entitled to receive notice of, to attend and speak at any meeting of the shareholders of the Corporation. Notwithstanding the foregoing, the holders of the Class B Non-Voting Shares as such shall not be entitled either to vote at any meeting of the shareholders of the Corporation or to sign a resolution in writing, except, subject as hereinafter provided, at a meeting called to consider, or a resolution in writing in respect of, any matter in respect of which the holders of the Class B Non-Voting Shares would be entitled to vote separately as a class pursuant to the Act.

17. Without limiting the rights of the holders of the Class B Non-Voting Shares under the Act, the holders of the Class B Non-Voting Shares shall be entitled to vote as a separate class upon (i) any consolidation, subdivision, reclassification or other changes in the rights, privileges, restrictions or conditions of the Class B Non-Voting Shares; (ii) upon the creation of any new class of shares ranking equal to or superior to the Common Shares or the Class B Non-Voting Shares; (iii) upon any other matter (including, without limitation, any consolidation, subdivision or reclassification) that would adversely affect the equivalence of the Class B Non-Voting Shares and the Common Shares, and, if applicable, the rights of the holders of the Class B Non-Voting Shares in relation to the holders of any other class of shares ranking equal to or superior to the Class B Non-Voting Shares; (iv) any matter listed in Section 173(1) of the Act; and (v) an amalgamation pursuant to Section 181 of the Act.

18. (a) Each Class B Non-Voting Share will be convertible into one Common Share at the option of the holder at any time and from time to time, subject always to the provisions of paragraphs 8 through 11, if:

(i) such conversion, together with all concurrent conversions, will not result in the Corporation or any corporation in which the Corporation has an ownership interest being in contravention of any law, regulation, government policy or other legal requirement including, without limitation, the Telecommunications Act, with respect to the ownership or control of the Corporation, or a corporation in which the Corporation has an ownership interest, provided however, that the holder shall be entitled to exercise such conversion right upon the provision by the holder of a statutory declaration to the transfer agent of the Class B Non-Voting Shares that establishes that the holder of the Class B Non-Voting Shares is a Canadian (as such term is defined in the Telecommunications Act); in addition to the statutory declaration such holder shall provide a written notice to the transfer agent of the Class B Non-Voting Shares executed by the person registered on the books of the Corporation as the holder of the Class B Non-Voting Shares, or by his or her attorney duly authorized in writing and shall specify the number of Class B Non-Voting Shares which the holder desires to have converted and shall be accompanied: (a) if share certificates were issued to the holder, by the share certificate or certificates representing the Class B Non-Voting Shares which the holder desires to convert; and (b) the letters of transmittal, directions, transfers, powers of attorney and other documentation duly executed by the person registered on the books of the Corporation as the holder of the Class B Non-Voting Shares to be converted or by his or her attorney duly authorized in writing as is specified by the transfer agent for the Class B Non-Voting Shares, acting reasonably, as being required to give full effect to the conversion into Common Shares. If applicable, upon receipt by the transfer agent of such notice and share certificate or certificates, the Corporation shall issue or cause to be issued a share certificate representing fully-paid Common Shares;

(ii) the board of directors of the Corporation consents to such conversion, provided that such right of conversion is made available *pro rata* to all Class B Non-Voting Shares and further provided that such conversion will not, in the opinion of the board of directors result in the Corporation or any corporation in which the Corporation has an ownership interest being in contravention of any law, regulation, governmental policy or other legal requirement including, without limitation, the Telecommunications Act, including to the extent that such foreign ownership restrictions are amended or removed;

(iii) the Telecommunications Act is amended such that persons in the Constrained Class are permitted to hold Common Shares without resulting in a contravention thereof in respect of any foreign ownership or control requirements in the Telecommunications Act; or

(iv) any of the circumstances described in paragraphs 21 through 26 hereof should occur, but only in the manner set out therein.

(b) For the purposes of paragraph 18(a)(ii), the board of directors shall consider at least once in each calendar year whether to allow such conversion. Notwithstanding the foregoing, the board of directors shall only allow for such conversion if at the time of conversion at least 1% of the then outstanding Class B Non-Voting Shares can be converted.

(c) If the Corporation shall subdivide its Common Shares into a greater number of shares or shall issue in exchange for such Common Shares a greater number of Common Shares then in such case from and after the effective date of such subdivision or exchange of shares the conversion rate for the Class B Non-Voting Shares shall be increased in proportion to the increase in the number of outstanding Common Shares resulting from such subdivision or exchange; and if the Corporation shall reduce the number of Common Shares by combination or consolidation of shares or shall issue in exchange for its outstanding Common Shares a smaller number of Common Shares then in each case from and after the effective date of such combination, consolidation or exchange of shares the conversion rate for the Class B Non-Voting Shares shall be decreased in proportion to the decrease in the number of the outstanding Common Shares resulting from such combination, consolidation or exchange of shares.

(d) The Corporation shall not issue fractional shares in satisfaction of the conversion privilege hereinbefore provided.

19. If, at any time, holders of Class B Non-Voting Shares are entitled to exercise a right to have the value of the Class B Non-Voting Shares appraised under the Act, no discount shall be applied to the value of those Class B Non-Voting Shares in relation to the value of the Common Shares.

20. Pursuant to subsections 39(4) and (5) of the Act, in the event that any Class B Non-Voting Shares are converted into Common Shares pursuant to paragraph 18 above, the stated capital account in respect of the

Common Shares shall be increased, and the stated capital account for such Class B Non-Voting Shares reduced, by an amount, per converted Common Share, equal to the aggregate of the stated capital of the Common Shares and the Class B Non-Voting Shares, divided by the aggregate number of issued Common Shares and Class B Non-Voting Shares immediately before the conversion.

21. In paragraphs 21 through 26 hereof, the following terms shall have the following respective meanings:

"**affiliate**" has the meaning ascribed to "affiliated companies" in the *Securities Act* (Ontario) as now in effect, provided that for purposes of applying the definition, any partnership will be considered to be a company the shareholders of which are the shareholders of its general partner or managing partner;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Ontario) as now in effect;

"**Conversion Period**" means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date (as defined below);

"**Converted Shares**" means Common Shares resulting from the conversion of Class B Non-Voting Shares into Common Shares pursuant to paragraph 22 hereof;

"**Exclusionary Offer**" means an offer to purchase Common Shares that:

(i) must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed or the requirements of the Act, be made to all or substantially all holders of Common Shares who are in a province of Canada to which the requirement applies; and

(ii) is not made concurrently with an offer to purchase Class B Non-Voting Shares that is identical to the offer to purchase Common Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror (as defined below), and in all other material respects (except with respect to the conditions that may be attached to the offer for Common Shares), and that has no condition attached thereto other than the right not to take up and pay for Class B Non-Voting Shares tendered if no Common Shares are purchased pursuant to the offer for Common Shares;

for the purposes of this definition, if an offer to purchase Common Shares would be an Exclusionary Offer but for the provisions of clause (ii), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class B Non-Voting Shares;

"**Expiry Date**" means the last date upon which holders of Common Shares may accept an Exclusionary Offer;

"**Offer Date**" means the date on which an Exclusionary Offer is made;

"**Offeror**" means a person or company that makes an offer to purchase Common Shares (the "bidder"), and includes any associate or affiliate of the bidder or any person or company that is acting jointly or in concert with the bidder (whether or not disclosed in the offering document relating to such offer); and

"**transfer agent**" means the transfer agent from time to time for the Common Shares.

22. (a) Subject to paragraph 25 hereof, if an Exclusionary Offer is made, each outstanding Class B Non-Voting Share shall be convertible into one fully paid and non-assessable Common Share at the option of the holder thereof during the Conversion Period. The conversion right provided for in this paragraph 22 shall be exercised by notice in writing given to the transfer agent executed by the person registered on the books of the Corporation as the holder of the Class B Non-Voting Shares, or by his or her attorney duly authorized in writing and shall specify the number of Class B Non-Voting Shares which the holder desires to have converted and shall be accompanied by: (a) the share certificate or certificates representing the Class B Non-Voting Shares which the holder desires to convert; and (b) the letters of transmittal, directions, transfers, powers of attorney and other documentation duly executed by the person registered on the books of the Corporation as the holder of the Class B Non-Voting Shares to be converted or by his or her attorney duly authorized in writing as is specified by the

transfer agent for the Common Shares, acting reasonably, as being required to give full effect to the reconversion into Class B Non-Voting Shares of the Converted Shares as contemplated by paragraphs 23 and 24. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Corporation shall issue or cause to be issued a share certificate representing fully-paid Common Shares as prescribed above and in accordance with paragraph 24. If less than all of the Class B Non-Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Class B Non-Voting Shares represented by the original share certificate which are not to be converted.

(b) Notwithstanding the conversion rights provided for under subparagraph 22(a) above, no holder of Class B Non-Voting Shares shall be entitled to exercise such conversion right if the Offeror under any Exclusionary Offer is acting in concert with such holder, is an associate or an affiliate of such holder or if under any applicable securities laws the shares of such holder and the Offeror are deemed to be held by the same person.

23. An election by a holder of Class B Non-Voting Shares to exercise the conversion right provided for in paragraph 22 shall be deemed to also constitute irrevocable elections by such holder (i) to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the shares from the offer in accordance with the terms thereof and applicable law); and (ii) to exercise the right to convert into Class B Non-Voting Shares all Converted Shares in respect of which such holder exercises his or her right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up and paid for under the Exclusionary Offer. Any conversion of Converted Shares into Class B Non-Voting Shares pursuant to such deemed election in respect of which the holder exercises his or her right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Class B Non-Voting Shares pursuant to such deemed election shall become effective as follows:

(a) in respect of an Exclusionary Offer which is completed, any shares which are not otherwise ultimately taken up and paid for under the Exclusionary Offer, immediately following the time by which the Offeror is required under applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(b) in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

24. No share certificates representing Converted Shares shall be delivered to or to the order of the holders of such shares before such shares are deposited pursuant to the Exclusionary Offer; the transfer agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the Exclusionary Offer, the transfer agent shall deliver or cause to be delivered to the holders entitled thereto all consideration paid by the Offeror pursuant to the Exclusionary Offer in respect of the Converted Shares. If Converted Shares are converted into Class B Non-Voting Shares in accordance with the deemed election in paragraph 23, the transfer agent shall deliver to the holders entitled thereto a share certificate representing the Class B Non-Voting Shares resulting from the conversion. The Corporation shall make all arrangements with the transfer agent necessary or desirable to give effect to this paragraph 24.

25. Subject to paragraph 26 hereof, the conversion right provided for in paragraph 22 hereof shall not come into effect if:

(a) prior to the time at which the Exclusionary Offer is made there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Common Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

(i) tender any shares in acceptance of the Exclusionary Offer without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

(ii) make any Exclusionary Offer;

(iii) act jointly or in concert with any person or company that makes any Exclusionary Offer; or

(iv) transfer any Common Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Common Shares transferred or to be transferred to each transferee;

or

(b) as of the end of the seventh day after the Offer Date there has been delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Common Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

(i) the number of Common Shares owned by the shareholder;

(ii) that such shareholder is not making the Exclusionary Offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

(iii) that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

(iv) that such shareholder shall not transfer any Common Shares, directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Common Shares transferred or to be transferred to each transferee;

or

(c) as of the end of the seventh day after the Offer Date a combination of certificates that comply with either clause (a) or (b) from shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Common Shares, exclusive of shares owned immediately prior, to the Exclusionary Offer Date by the Offeror, has been delivered to the transfer agent and to the Secretary of the Corporation.

26. (a) If a notice referred to in sub-clause 25(a)(i), 25(a)(iv), 25(b)(iii) or 25(b)(iv) hereof is given and the conversion right provided for in paragraph 22 hereof has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, determine the number of Common Shares in respect of which there are subsisting certificates that comply with either clause 25(a) or 25(b) hereof. For the purpose of this determination, certificates in respect of which such a notice has been filed shall not be regarded as subsisting insofar as the Common Shares to which the notice relates are concerned; the transfer that is the subject of any notice referred to in sub-clause 25(a)(iv) or 25(b)(iv) hereof shall be deemed to have already taken place at the time of the determination; and the transferee in the case of any notice referred to in sub-clause 25(a)(iv) or 25(b)(iv) hereof shall be deemed to be a person or company from whom the transfer agent does not have a subsisting certificate unless the transfer agent is advised of the identity of the transferee, either by such notice or by the transferee in writing, and such transferee is a person or company from whom the transfer agent has a subsisting certificate. If the number of Common

Shares so determined does not exceed 80% of the number of then outstanding Common Shares, exclusive of shares owned immediately prior to the offer by the Offeror, paragraph 25 hereof shall cease to apply and the conversion right provided for in paragraph 22 hereof shall be in effect for the remainder of the Conversion Period.

(b) As soon as reasonably possible after the seventh day after the Offer Date, the Corporation shall send to each holder of Class B Non-Voting Shares a notice advising the holders as to whether they are entitled to convert their Class B Non-Voting Shares into Common Shares and the reasons therefor. If such notice discloses that they are not so entitled but it is subsequently determined that they are so entitled by virtue of subparagraph 26(a) or otherwise, the Corporation shall forthwith send another notice to them advising them of that fact and the reasons therefor. Failure to send such notice will not adversely affect the rights of the holders of Class B Non-Voting shares hereunder.

(c) If a notice referred to in subparagraph 26(b) discloses that the conversion right has come into effect, the notice shall:

(i) include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

(ii) include the information set out in paragraph 23 hereof; and

(iii) be accompanied by a copy of the Exclusionary Offer and all other material sent to holders of Common Shares in respect of such offer, and as soon as reasonably possible after any additional material, including any notice of variation, is sent to the holders of Common Shares in respect of the offer, the Corporation shall send a copy of such additional material to each holder of Class B Non-Voting Shares.

(d) Prior to or forthwith after sending any notice referred to in subparagraph 26(b), the Corporation shall cause a press release to be issued to a Canadian national news-wire service, describing the contents of the notice.

27. Notwithstanding the provisions of the Act, in the event that any Converted Shares are reconverted into Class B Non-Voting Shares pursuant to the provisions of paragraph 23 above, the stated capital account in respect of such Class B Non-Voting Shares shall be increased by the amount by which the stated capital account maintained for such shares was reduced by the conversion of such shares into Converted Shares.

SCHEDULE 4.1(a)

ARRANGEMENT AGREEMENT

THIS AGREEMENT dated the 19th day of February, 2002

BETWEEN:

CALL-NET ENTERPRISES INC.,
a corporation existing under the laws of Canada,

(hereinafter called "**Call-Net**"),

- and -

CALL-NET ARRANGECO INC.,
a corporation existing under the laws of Canada,

(hereinafter called "**ArrangeCo**"),

WHEREAS ArrangeCo intends to apply to the Ontario Superior Court of Justice (the "**Court**") for an order approving an arrangement (the "**Arrangement**"), pursuant to section 192 of the *Canada Business Corporations Act* (the "**CBCA**"), as set forth in the plan of arrangement ("**Plan of Arrangement**") between Call-Net, ArrangeCo and the security holders of Call-Net;

AND WHEREAS the parties hereto have entered into this Agreement to formalize certain matters relating to in the foregoing recitals and for other matters relating to the Plan of Arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $10.00, the covenants and agreements herein contained and for such other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each party), Call-Net and ArrangeCo covenant and agree as follows:

Section 1. Definitions

All capitalized terms not defined in this Agreement shall have the meaning ascribed to them in the Plan of Arrangement.

Section 2. Application for Approval of Plan of Arrangement

As soon as practicable following the date hereof, Call-Net and ArrangeCo agree to:

(i) apply to the Court, pursuant to Section 192 of the CBCA, for the Interim Order on terms and conditions satisfactory to Call-Net and ArrangeCo;

(ii) apply to the Court for the Final Order; and

(iii) do all things necessary, or which Call-Net and ArrangeCo deem advisable, to give effect to the Plan of Arrangement.

Section 3. Noteholders' Cash Pool Loan

Call-Net hereby agrees to loan ArrangeCo (the "**Loan**") that amount of money equal to the Noteholders' Cash Pool as set forth in the Plan of Arrangement. ArrangeCo hereby agrees to use such monies to pay the Noteholders' Cash Pool to Noteholders, on a pro rata basis. The obligations of ArrangeCo under the Loan shall be extinguished upon satisfaction by ArrangeCo of its obligations to pay the Noteholders' Cash Pool to the Noteholders, on a pro rata basis.

Section 4. Winding-up of ArrangeCo

Call-Net and ArrangeCo agree that as part of the Arrangement, ArrangeCo will be wound-up into Call-Net whereby ArrangeCo will sell, assign and transfer all of its assets to Call-Net in consideration for Call-Net assuming all of ArrangeCo's liabilities and obligations.

Section 5. Condition Precedent

The obligations of Call-Net and ArrangeCo under this Agreement shall be conditional upon approval of this Agreement by the board of directors of each of ArrangeCo and Call-Net.

Section 6. Governing Law

This Agreement will be governed by, interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 7. Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

CALL-NET ENTERPRISES INC.

By: ______________________________
Authorized Signing Officer

CALL-NET ARRANGECO INC.

By: ______________________________
Authorized Signing Officer

SCHEDULE 4.1(k)

General By-Law No. 1

CALL-NET ENTERPRISES INC.

TABLE OF CONTENTS

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

OFFICERS

SHAREHOLDERS' MEETINGS

SECURITIES

TRANSFER OF SECURITIES

CALL-NET ENTERPRISES INC.

BY-LAW NO. 1

A by-law relating generally to the conduct of the affairs of the Corporation.

INTERPRETATION

1. Interpretation.

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a) "Act" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 as from time to time amended and every statute that may be substituted therefor and, in the case of such amendment or substitution, any references in the by-laws of the Corporation to provisions of the Act shall be read as references to the amended or substituted provisions therefor in the new statute or statutes;

(b) "Regulations" means the Regulations under the Act as published or from time to time amended and every regulation that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefor in the new regulations;

"Telecommunications Act" means the *Telecommunications Act* (Canada), S.C. 1993 c.38 as from time to time amended and every statute that may be substituted therefor and, in the case of such amendment or substitution, any references in the by-laws of the Corporation to provisions of the Act shall be read as references to the amended or substituted provisions therefor in the new statute or statutes, and the regulations thereto;

(c) "by-law" means any by-law of the Corporation from time to time in force and effect;

(d) all terms which are contained in the by-laws and which are defined in the Act or the Regulations shall have the meanings given to such terms in the Act or the Regulations;

(e) words importing the singular number only shall include the plural and vice versa and words importing a specific gender shall include the other genders; and

(f) the headings used in the by-laws are inserted for reference purposes only are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE AND SEAL

2. (a) Registered Office.

The registered office of the Corporation shall be in the province within Canada specified from time to time in its articles. The place and address of the registered office within such province may be changed from time to time by the directors.

(b) Seal.

The Corporation may, but need not, adopt a corporate seal, and may change a corporate seal that is adopted. Any corporate seal adopted for the Corporation shall be such as the board of directors may by resolution from time to time approve.

3. Number and Duties.

Subject to the articles of the Corporation and to the Act, the directors shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to the articles of the Corporation and the Act, the board of directors shall consist of a number of directors not fewer than set out in the articles of the Corporation or, where a minimum and maximum number is provided for in the articles, such number of directors as shall be determined from time to time by resolution of the directors. The number or percentage of resident Canadian directors of the Corporation shall be at least such number or percentage that is required under the articles of the Corporation, the Act and the Telecommunications Act. If the Corporation is a distributing corporation and any of its securities remain outstanding and are held by more than one person, at least two of the directors shall not be officers or employees of the Corporation or any affiliate of the Corporation. In exercising his or her powers and discharging his or her duties each director shall (a) act honestly and in good faith with a view to the best interests of the Corporation and (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

4. Term of Office.

A director's term of office (subject to (a) the provisions of the articles of the Corporation; (b) the provisions of the Act; (c) any unanimous shareholder agreement; and (d) any expressly stated term of office) shall be from the date on which the director is elected or appointed until the annual meeting next following.

5. Vacation of Office.

A director of the Corporation ceases to hold office when the director: (a) becomes bankrupt; (b) is found to be of unsound mind by a court in Canada or elsewhere; (c) by notice in writing to the Corporation, resigns, which resignation shall be effective at the time it is received by the Corporation or at the time specified in the notice, whichever is later; (d) dies; (e) is removed from office by the shareholders in accordance with paragraph 6; or (f) if required to hold shares issued by the Corporation to be qualified as a director, ceases to hold such shares.

6. Election and Removal.

Subject to Section 107 of the Act, the shareholders of the Corporation shall elect, at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, directors to hold office for a term expiring not later than the close of the third annual meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following the director's election, but, if qualified, is eligible for re-election. If directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected. Provided always that, subject to Section 109 of the Act, the shareholders of the Corporation may, by ordinary resolution passed at a special meeting of shareholders, remove any director or directors from office and a vacancy created by the removal of a director may be filled at the meeting of the shareholders at which the director is removed.

7. Committees of Directors.

The directors may appoint from among their number a committee or committees and subject to Section 115 of the Act and compliance with the Telecommunications Act may delegate to any such committee any of the powers of the directors. Subject to the by-laws and any resolution of the board of directors, any committee of directors may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit and may from time to time adopt, amend or repeal rules or procedures in this regard. Subject to the Act, except to the extent otherwise determined by the board of directors or, failing such determination, as determined by such committee of directors, the provisions of paragraphs 8 to 15, inclusive, shall apply, *mutatis mutandis*, to such committee.

8. Place of Meeting.

Meetings of the directors may be held within or outside Canada.

9. Notice.

A meeting of directors may be convened by the Chairperson of the Board, the Vice-Chairperson of the Board, the Managing Director, the President if he is a director, a Vice-President who is a director or any two directors at any time, and the Secretary, when directed or authorized by any of such officers or any two directors, shall convene a meeting of directors. The notice of any meeting convened as aforesaid need not specify the purpose of or the business to be transacted at the meeting, except for any of the matters set out in Section 115(3) of the Act.

Notice of any such meeting shall be served in the manner specified in paragraphs 61 or 76 of this by-law not less than 48 hours (exclusive of the day on which the notice is delivered or sent but inclusive of the day for which notice is given) before the meeting is to take place; provided always that a director may in any manner waive notice of a meeting of directors (whether before or after such meeting) and attendance of a director at a meeting of directors shall constitute a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called; provided further that meetings of directors may be held at any time without notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all of the absent directors waive notice before or after the date of such meeting.

If the first meeting of the directors following the election of directors by the shareholders is held immediately thereafter, then for such meeting or for a meeting of the directors at which a director is appointed to fill a vacancy in the board, no notice shall be necessary to such elected or appointed directors or directors in order to legally constitute the meeting, provided that a quorum of the directors is present.

10. Omission of Notice.

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

11. Adjournment.

Any meeting of directors may be adjourned from time to time by the Chairperson of the meeting, with the consent of the meeting, to a fixed time and place. Notice of any adjourned meeting of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

12. Quorum.

A majority of the number of directors fixed under paragraph 3 shall form a quorum for the transaction of business and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of directors. No business shall be transacted at a meeting of directors unless a quorum of the board of directors is present and unless at least the number of resident Canadian directors required to be present under the Act and the Telecommunications Act are present.

13. Telephone, Electronic or Other Communication Facility.

A director may, in accordance with the Regulations, if any, and if all of the directors of the Corporation consent, participate in a meeting of directors or of a committee of directors by means of such telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director participating in such a meeting by such means is deemed to be present at that meeting.

14. Voting.

Questions arising at any meeting of the board of directors shall be decided by a majority of votes. In case of an equality of votes the Chairperson of the meeting in addition to his or her original vote shall not have a second or casting vote.

15. Resolution in Lieu of Meeting.

Notwithstanding any of the provisions of this by-law, but subject to the Act or any unanimous shareholder agreement, a resolution in writing, signed by all of the directors entitled to vote on that resolution at a meeting of the directors is as valid as if it had been passed at a meeting of the directors.

REMUNERATION OF DIRECTORS

16. Remuneration of Directors.

The remuneration to be paid to the directors shall be such as the board of directors shall from time to time determine and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a member of the board of directors. The board of directors may also award special remuneration to any director undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director by the Corporation and the confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

17. Submission of Contracts or Transactions to Shareholders for Approval.

The board of directors in its discretion may submit any contract, act or transaction for approval or ratification at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and, subject to the provisions of Section 120 of the Act, any such contract, act or transaction that shall be approved or ratified or confirmed by a special resolution passed at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

18. Conflict of Interest.

In supplement of and not by way of limitation upon any rights conferred upon directors and officers by the Act, no director or officer shall be disqualified by his or her office from, or vacate his or her office by reason of, holding any office or place of profit under the Corporation or under any body corporate in which the Corporation shall be a shareholder; nor shall any director or officer be liable to account to the Corporation or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject to the provisions of Section 120 of the Act, no contract or arrangement entered into by or on behalf of the Corporation in which any director or officer shall be in any way directly or indirectly interested shall be avoided or voidable and no director or officer shall be liable to account to the Corporation or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason of any fiduciary relationship. A director or officer of the Corporation who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation, or is a director or an officer, or an individual acting in a similar capacity of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose the nature and extent of such interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contracts or transactions but each such director may be counted to determine the presence of a quorum at the meeting of directors where such vote is being taken.

19. For the Protection of Directors and Officers.

Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, including any person with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of their respective office or trust or in relation thereto unless the same shall happen by or through their failure to exercise the powers and to discharge the duties of their office honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall have an interest in a person which is employed by or performs services for the Corporation, the fact of their being a shareholder, director or officer of the Corporation shall not disentitle such director or officer or such person, as the case may be, from receiving proper remuneration for such services.

20. Indemnities to Directors and Officers.

Subject to the provisions of Section 124 of the Act, the Corporation shall indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative action or proceeding to which the individual is involved because of that association with the Corporation or other entity, if (a) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. The Corporation shall also indemnify any such person in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law to the extent permitted by the Act or law. The Corporation may also purchase insurance for the benefit of any or all directors and/or officers or other individuals referred to above against any such liability.

21. Appointments Generally.

The board of directors may annually or oftener as may be required appoint a Chairperson of the Board, a Vice-Chairperson of the Board, a President, one or more Vice-Presidents, a Secretary, a Treasurer, one or more Assistant Secretaries, one or more Assistant Treasurers, a Managing Director, a General Manager, a General Counsel and/or a Comptroller. Notwithstanding the foregoing, each incumbent officer shall continue in office until the earliest of (a) the officer's resignation, which resignation shall be effective at the time a written resignation is received by the Corporation or at the time specified in the resignation, whichever is later, (b) the appointment of the officer's successor, (c) the officer ceasing to be a director or resident Canadian if such is a necessary qualification of the officer's appointment, (d) the meeting at which the board of directors annually appoint the officers of the Corporation, (e) the officer's removal, and (f) the officer's death. A director may be appointed to any office of the Corporation but none of the officers except the Chairperson of the Board, the Vice-Chairperson of the Board and the Managing Director need be a member of the board of directors. Two or more of such offices may be held by the same person. In case and whenever the same person holds the offices of Secretary and Treasurer he may but need not be known as the Secretary-Treasurer. The board of directors may from time to time appoint such other officers and agents as it shall deem necessary who shall have such authority and shall perform such duties as may from time to time be prescribed by the board of directors. The board of directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer.

22. Remuneration and Removal.

The remuneration of all officers appointed by the board of directors shall be determined from time to time by resolution of the board of directors. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify such officer or employee from receiving such remuneration as may be determined. All officers, in the absence of agreement to the contrary, shall be subject to removal by resolution of the board of directors at any time, with or without cause.

23. Powers and Duties.

All officers shall sign such contracts, documents or instruments in writing as require their respective signatures and shall respectively have and perform all powers and duties incident to their respective offices and such other powers and duties respectively as may from time to time be assigned to them by the board of directors.

24. Duties May be Delegated.

In case of the absence or inability to act of any officer of the Corporation or for any other reason that the board of directors may deem sufficient, the board of directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

25. Chairperson of the Board.

The Chairperson of the Board (if any) shall, when present, preside as Chairperson at all meetings of the directors, any committee of directors and the shareholders.

26. Vice-Chairperson of the Board.

If the Chairperson of the Board is absent or is unable or refuses to act, the Vice-Chairperson of the Board (if any) shall, when present, preside as chairperson at all meetings of the directors, any committee of directors and the shareholders.

27. President.

The President shall be the chief executive officer of the Corporation unless otherwise determined by the board of directors. The President shall be vested with and may exercise all the powers and shall perform all the duties of the Chairperson of the Board and/or the Vice-Chairperson of the Board if none be appointed or if the Chairperson of the Board and the Vice-Chairperson of the Board are absent or are unable or refuse to act; provided, however, that unless the President is a director, the President shall not preside as Chairperson at any meeting of directors or of any committee of directors or, subject to paragraph 44 of this by-law, at any meeting of shareholders.

28. Vice-President.

The Vice-President or, if more than one, the Vice-Presidents, in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President; provided, however, that a Vice-President who is not a director shall not preside as Chairperson at any meeting of directors or of any committee of directors or, subject to paragraph 44 of this by-law, at any meeting of shareholders.

29. Secretary.

The Secretary shall give or cause to be given notices for all meetings of the directors, any committee of directors and the shareholders when directed to do so and shall have charge of the minute and record books of the Corporation and, subject to the provisions of paragraph 52 of this by-law, of the records (other than accounting records) referred to in Section 20 of the Act. The Secretary shall, when present, act as secretary of meetings of the board of directors and of the shareholders.

30. Treasurer.

Subject to the provisions of any resolution of the board of directors, the Treasurer (or any other person holding a similar function) shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the board of directors may direct.

31. Assistant Secretary and Assistant Treasurer.

The Assistant Secretary or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer or, if more than one, the Assistant Treasurers in order of seniority, shall respectively perform all the duties of the Secretary and the Treasurer, respectively, in the absence or inability or refusal to act of the Secretary or the Treasurer, as the case may be.

32. Managing Director.

The Managing Director shall be a member of the board of directors, and a resident Canadian and shall exercise such powers and have such authority as may be delegated to the Managing Director by the board of directors in accordance with the provisions of Section 115 of the Act.

33. General Manager.

The board of directors may from time to time appoint a General Manager and may delegate to such General Manager full power to manage and direct the business and affairs of the Corporation (except such matters and duties as by law must be transacted or performed by the board of directors and/or by the shareholders) and to employ and discharge agents and employees of the Corporation or may delegate to the General Manager any lesser authority. The General Manager shall conform to all lawful orders given by the board of directors and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by the General Manager shall be subject to discharge by the board of directors.

34. Vacancies.

If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the board of directors may appoint a person to fill such vacancy.

SHAREHOLDERS' MEETINGS

35. Annual Meeting.

Subject to the provisions of Section 133 of the Act, the annual meeting of the shareholders shall be held on such day in each year and at such time as the board of directors may determine.

36. Special Meetings.

Special meetings of the shareholders may be convened by order of the Chairperson of the Board, the Vice-Chairperson of the Board, the Managing Director, the President if a director, a Vice-President if a director or by the board of directors at any date and time.

37. Place of Meetings.

Meetings of shareholders shall be held at any place within Canada that the board of directors determine, or at any place outside Canada if such place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. A shareholder who attends a meeting of shareholders held outside Canada is deemed to have agreed to it being held outside Canada except when the shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

38. Participation in Meeting by Electronic Means.

Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Regulations, if any, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.

39. Meeting Held by Electronic Means.

If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Regulations, if any, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

40. Notice.

Notice of the time and place of each meeting of shareholders shall be given in the manner provided no less than 21 nor more than 60 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of the business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting to shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

41. Waiver of Notice.

A shareholder or any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders (whether before or after such meeting) and their attendance at a meeting of shareholders is a waiver of notice of the meeting, except where they attend a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

42. Omission of Notice.

The accidental omission to give notice of any meeting or any irregularity in the notice of any meeting or the non-receipt of any notice by any shareholder or shareholders, director or directors or the auditor of the Corporation shall not invalidate any resolution passed or any proceedings taken at any meeting of shareholders.

43. Voting.

Every question submitted to any meeting of shareholders shall be decided in the first instance by a show of hands unless a person entitled to vote at the meeting has demanded a ballot. In the case of an equality of votes the Chairperson of the meeting shall neither on a show of hands nor on a ballot have a second or casting vote in addition to the vote or votes to which he or she may be otherwise entitled.

Notwithstanding the foregoing, any vote taken at a meeting of shareholders may be held, in accordance with the Regulations, if any, entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility. Any person participating in a meeting of shareholders by electronic means pursuant to Subsection 132(4) or (5) of the Act and entitled to vote at the meeting may vote, in accordance with the Regulations, if any, by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

A ballot may be demanded either before or after any vote by show of hands by any person entitled to vote at the meeting. If at any meeting a ballot is demanded on the election of a Chairperson or on the question of adjournment it shall be taken forthwith without adjournment. If at any meeting a ballot is demanded on any other question or as to the election of directors, the vote (subject to Section 152(3) of the Act) shall be taken by ballot in such manner and either at once, later in the meeting or after adjournment as the Chairperson of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

Where two or more persons hold the same share or shares jointly, one of these holders present at a meeting of shareholders may, in the absence of the other or others, vote the share or shares but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the share or shares jointly held by them.

At any meeting unless a ballot is demanded, an entry in the minutes of a meeting to the effect that the Chairperson of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

44. Chairperson of the Meeting.

In the event that the Chairperson of the Board and the Vice-Chairperson of the Board are absent and the President is absent or is not a director and there is no Vice-President present who is a director, the persons who are present and entitled to vote shall choose another director as Chairperson of the meeting and if no director is present or if all the directors present decline to take the chair then the persons who are present and entitled to vote shall choose one of their number to be Chairperson.

45. Proxies.

Votes at meetings of shareholders may be given either personally or by proxy or, in the case of a shareholder who is a body corporate or association, by an individual authorized to represent it at meetings of shareholders of the Corporation. At every meeting at which he or she is entitled to vote, every shareholder and/or person appointed by proxy and/or individual so authorized to represent a shareholder who is present in person shall have one vote on a show of hands. Upon a ballot at which the person is entitled to vote, every shareholder present in person or represented by proxy or by an individual so authorized shall (subject to the provisions, if any, of the articles of the Corporation) have one vote for every share held by him or her.

A proxy shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a body corporate or association, by an officer or attorney thereof duly authorized and is valid only at the meeting in respect of which it is given or any adjournment thereof.

A person appointed by proxy need not be a shareholder.

Subject to the provisions of the Act and the Regulations, a proxy may be in the following form:

The undersigned shareholder of Call-Net Enterprises Inc. hereby appoints ● of ● or failing such person, ● of ● as the nominee of the undersigned to attend and act for the undersigned and on behalf of the undersigned at the ● meeting of the shareholders of the said Corporation to be held on the ● day of ● , 20 ● and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the said meeting or such adjournment or adjournments thereof.

DATED this ● day of ● , 20 ● .

____

Signature of Shareholder

The board of directors may from time to time make regulations regarding the lodging of proxies at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such proxies to be provided before the meeting or adjourned meeting to the Corporation or any agent of the Corporation for the purpose of receiving such particulars and providing that proxies so lodged may be voted upon as though the proxies themselves were produced at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The Chairperson of any meeting of shareholders may, subject to any regulations made as aforesaid, in the Chairperson's discretion accept any legible form of communication as to the authority of any person claiming to vote on behalf of and to represent a shareholder notwithstanding that no proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such communication accepted by the Chairperson of the meeting shall be valid and shall be counted.

46. Adjournment.

The Chairperson of any meeting may with the consent of the meeting adjourn the same from time to time to a fixed time and place and no notice of such adjournment need be given to the shareholders unless the meeting is adjourned by one or more adjournments for an aggregate of thirty (30) days or more in which case, subject to Section 135(4) of the Act, notice of the adjourned meeting shall be given as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting for which no notice is required which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

47. Quorum.

A quorum at any meeting of shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the Act or by the articles or any other by-law) shall be shareholders present in person or by proxy, not being less than two in number, and such shareholders being entitled to vote at such meeting. Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting. No business shall be transacted at any meeting unless the requisite quorum be present at the time of the transaction of such business. If a quorum is not present at the time appointed for a meeting of shareholders or within such reasonable time thereafter as the shareholders present may determine, the persons present and entitled to vote may adjourn the meeting to a fixed time and place but may not transact any other business and the provisions of paragraph 46 with regard to notice shall apply to such adjournment.

48. Resolution in Lieu of Meeting.

Notwithstanding any of the provisions of this by-law a resolution in writing signed by all of the shareholders entitled to vote on that resolution at a meeting of the shareholders is, subject to Section 142 of the Act, as valid as if it had been passed at a meeting of the shareholders.

SECURITIES

49. Issuance of Shares.

Subject to the provisions of Section 25 of the Act, the articles, by-laws and any unanimous shareholder agreement, shares in the capital of the Corporation may be issued by the board of directors at such times and on such terms and conditions and to such persons or class of persons as the board of directors determines.

50. Certificates.

Certificates for shares and the instrument of transfer, if any, on the reverse side thereof shall (subject to Section 49 of the Act) be in such form as the board of directors may approve and such certificates shall be signed by at least one of the following persons, or the signature shall be printed or otherwise mechanically reproduced on the certificate:

(a) a director or officer of the Corporation;

(b) a registrar, transfer agent or branch transfer agent of the Corporation, or an individual on their behalf; and

(c) a trustee who certifies it in accordance with a trust indenture.

A share certificate containing the signature of a person which is printed, engraved, lithographed or otherwise mechanically reproduced thereon may be issued notwithstanding that the person has ceased to be a director or an officer, as the case may be, of the Corporation and shall be as valid as if the person were a director or an officer, as the case may be, at the date of its issue.

TRANSFER OF SECURITIES

51. Borrowing Power.

Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d) charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

52. Transfer Agent and Registrar.

The board of directors may from time to time appoint or remove one or more transfer agents and/or branch transfer agents and/or registrars and/or branch registrars (which may or may not be the same individual or body corporate) for the securities issued by the Corporation in registered form (or for such securities of any class or classes) and may provide for the registration of transfers of such securities (or such securities of any class or classes) in one or more places and such transfer agents and/or branch transfer agents and/or registrars and/or branch registrars shall keep all necessary books and registers of the Corporation for the registering of such securities (or such securities of the class or classes in respect of which any such appointment has been made). In the event of any such appointment in respect of the shares (or the shares of any class or classes) of the Corporation, all share certificates issued by the Corporation in respect of the shares (or the shares of the class or classes in respect of which any such appointment has been made) of the Corporation shall be countersigned by or on behalf of one of the said transfer agents and/or branch transfer agents and by or on behalf of one of the said registrars and/or branch registrars, if any.

53. Securities Registers.

A central securities register of the Corporation shall be kept at the registered office of the Corporation or at such other office or place in Canada as may from time to time be designated by the board of directors and a branch securities register or registers may be kept at such office or offices of the Corporation or other place or places, either in or outside Canada, as may from time to time be designated by the board of directors. Such register or registers shall comply with the provisions of Section 50 of the Act.

54. Surrender of Certificates.

Subject to the Act and the provisions of paragraph 55, no transfer of a security issued by the Corporation shall be registered unless the security certificate representing the security to be transferred has been surrendered or, if no security certificate has been issued by the Corporation in respect of such security, unless a duly executed instrument of transfer in respect thereof has been delivered to the Corporation or its transfer agent, as the case may be.

55. Shareholder Indebted to the Corporation.

If so provided in the articles of the Corporation, the Corporation has a lien on a share registered in the name of a shareholder or the shareholder's personal representative for a debt of that shareholder to the Corporation. Such lien on a share of the Corporation may, subject to the Act, be enforced as follows:

(a) where such share is redeemable pursuant to the articles of the Corporation, by redeeming such share and applying the redemption price to such debt;

(b) by purchasing such share for cancellation for a price equal to the book value of such share and applying the proceeds to such debt;

(c) by selling such share to any third party whether or not such party is at arm's length to the Corporation including, without limitation, any officer or director of the Corporation, for the best price which the board of directors in their sole discretion consider to be obtainable for such share and applying the proceeds to such debt;

(d) by refusing to permit the registration of a transfer of such share until such debt is paid; or

(e) by any other means permitted by law.

56. Lost, Apparently Destroyed or Wrongfully Taken Security Certificates.

Subject to the Act, in case of the loss, apparent destruction or wrongful taking of a security certificate, a new certificate may be issued in replacement of the one lost, apparently destroyed or wrongfully taken or a transfer of the securities represented by such certificate may be registered, upon such terms as the board of directors may from time to time prescribe, either generally or in respect of any particular loss, apparent destruction or wrongful taking of a security certificate.

DIVIDENDS

57. Dividends.

The board of directors may from time to time declare and the Corporation may pay dividends on the issued and outstanding shares in the capital of the Corporation subject to the provisions (if any) of the articles of the Corporation.

The board of directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to the foregoing, the Corporation may pay a dividend in money or property.

The Corporation may fix a record date for determination of shareholders entitled to receive a dividend in accordance with the requirements of Section 134 of the Act and the Regulations, to which the record date shall not be more than sixty (60) days from the date of payment.

In case several persons are registered as the joint holders of any shares, any one of such persons may give effectual receipts for all dividends and payments on account of dividends and/or redemption of shares (if any) subject to redemption.

VOTING SHARES AND SECURITIES IN OTHER BODIES CORPORATE

58. Voting Shares and Securities in Other Bodies Corporate.

All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board of directors of the Corporation shall from time to time determine. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the board of directors.

INFORMATION AVAILABLE TO SHAREHOLDERS

59. Confidential Information Not Available to Shareholders.

Except as provided by the Act, no shareholder shall be entitled to any information respecting any details or conduct of the Corporation's business which in the opinion of the board of directors it would be inexpedient in the interests of the Corporation to communicate to the public.

60. Availability of Corporate Records to Shareholders.

The board of directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting record of the Corporation except as conferred by statute or authorized by the board of directors or by a resolution of the shareholders.

NOTICES

61. Service.

Any notice or document required by the Act, the Regulations, the articles or the by-laws to be sent to any shareholder or director or to the auditor may be sent by prepaid mail addressed to, or may be delivered personally to, any such shareholder at the shareholder's latest address as shown in the records of the Corporation or its transfer agent and to any such director at the director's latest address as shown in the records of the Corporation or in the last notice filed under Section 106 or 113 of the Act, and to the auditor at the auditor's business address; provided always that notice may be waived or the time for the notice may be waived or abridged at any time with the consent in writing of the person entitled thereto. If a notice or document is sent to a shareholder by prepaid mail in accordance with this paragraph and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, it shall not be necessary to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

62. Securities Registered in More Than One Name.

All notices or documents with respect to any securities of the Corporation registered in more than one name shall be given to whichever of such persons is named first in the records of the Corporation and any notice or document so given shall be sufficient notice or delivery to all of the holders of such securities.

63. Persons Becoming Entitled by Operation of Law.

Subject to Section 51 of the Act, every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any securities of the Corporation shall be bound by every notice or document in respect of such securities which, previous to such person's name and address being entered in the records of the Corporation, shall have been duly given to the person or persons from whom such person derives title to such securities.

64. Deceased Security Holders.

Subject to Section 51 of the Act, any notice or document delivered or sent pursuant to paragraph 61 of this by-law or in accordance with the provisions of paragraphs 76 and 77 of this by-law to the address of any security holder as the same appears in the records of the Corporation shall, notwithstanding that such security holder be then deceased, and whether or not the Corporation has notice of such security holder's decease, be deemed to have been duly served in respect of the securities held by such security holder (whether held solely or with any other person or persons) until some other person be entered in such security holder's stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or document on such security holder's heirs, the personal representatives of such heirs, or the personal representatives of the estate of such security holder and on all other persons, if any, interested with such security holder in such securities.

65. Signature to Notices.

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written or mechanically reproduced.

66. Computation of Time.

Where a given number of days' notice or notice extending over a period is required to be given under any provisions of the articles or by-laws of the Corporation, the day of giving or serving the notice or document shall not, unless it is otherwise provided, be counted in such number of days or other period.

67. Proof of Service.

With respect to every notice or document sent by mail it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed as provided in paragraph 60 of this by-law and put into a post office or into a letter box. A certificate of a director or an officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the sending or delivery of any notice or document to any security holder, director, officer or auditor or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every security holder, director, officer or auditor of the Corporation, as the case may be.

CHEQUES, DRAFTS AND NOTES

68. Cheques, Drafts and Notes.

All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such director or directors or officer or officers or person or persons, whether or not officers of the Corporation, and in such manner as the board of directors may from time to time designate.

CUSTODY OF SECURITIES

69. Custody of Securities.

All shares and other securities owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board of directors, with such other depositaries or in such other manner as may be determined from time to time by the board of directors.

All shares and other securities belonging to the Corporation may be issued or held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship).

EXECUTION OF INSTRUMENTS

70. Execution of Instruments.

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed either manually or by electronic means in accordance with the Act by any one director or officer and all contracts, documents and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board of directors shall have power from time to time to appoint any other person or persons, on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation, if any, may be affixed to contracts, documents and instruments in writing signed as aforesaid or by any other person or persons, appointed as aforesaid by the board of directors but any such contract, document or instrument is not invalid merely because the corporate seal, if any, is not affixed thereto.

The term "contracts, documents or instruments in writing" as used in this by-law shall include security certificates, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations and conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures or other securities and all paper writings.

In particular without limiting the generality of the foregoing, any one director or officer shall have authority to sell, assign, transfer, exchange, convert or convey any and all shares, stocks, bonds, debentures, rights, warrants or other securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such shares, stocks, bonds, debentures, rights, warrants or other securities.

The signature of the director or officer of the Corporation and/or of any other person or persons, appointed as aforesaid by the board of directors may, if specifically authorized by the board of directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon any contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation on which the signature or signatures of any one or more of the foregoing directors or officers or the other persons authorized as aforesaid shall be so reproduced pursuant to such authorization by the board of directors shall be deemed to have been manually signed by each such director, officer or other person whose signature is so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that any such director, officer or other person whose signature is so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation.

DIVISIONS

71. Authority to Create Divisions.

The board of directors may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions based upon character or type of operations, geographical territories, manufactured products, method of distribution, type of product or products manufactured or distributed or upon such other basis of division as the board may from time to time determine to be advisable. In particular, the board may authorize:

(i) the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions or sub-units; and

(ii) the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation.

72. Designation and Appointment of Divisional Officers.

The board of directors may, by resolution, designate and appoint divisional officers assigned to that particular division or a sub-unit of that division provided that any such divisional officer shall not, as such, be an officer of the Corporation. The divisional officers, if any, shall be appointed by the board of directors annually or oftener as may be required. Notwithstanding the foregoing, each incumbent divisional officer shall continue in office until the earliest of (a) the divisional officer's resignation, which resignation shall be effective at the time a written resignation is received by the Corporation or at the time specified in the resignation, whichever is later, (b) the divisional officer's appointment of the divisional officer's successor, (c) the meeting at which the board of directors annually appoints the divisional officers of the Corporation, (d) the divisional officer's death, and (e) the divisional officer's removal by resolution of the board of directors, which removal may be made by the board of directors at any time, with or without cause, without prejudice to such divisional officer's rights under any employment contract or in law. For certainty, the removal of a divisional officer from his or her position as a divisional officer does not of itself constitute a termination of that person's employment with the Corporation. The divisional officers need not be directors and one person may hold more than one divisional office.

73. Duties and Authority of Divisional Officers.

The duties, responsibilities, limitations and remuneration of the divisional officers shall be such as are determined from time to time by the person or persons and/or committee or committees designated by the board of directors of the Corporation having responsibility for the division to which such divisional officer has been appointed. The authority of any such divisional officer shall, however, be limited to acts and transactions relating only to the business and operations which his or her division is authorized to transact and perform, provided, however, that if the same person is also appointed an officer of the Corporation, the foregoing shall not limit his or her acts under the powers and duties of such corporate office.

74. Execution of Instruments.

Contracts or documents requiring the signature of the Corporation and relating only to a particular division of the Corporation may be signed in accordance with paragraph 70 or by any one of the divisional officers appointed pursuant to paragraph 72 with respect to such division. All such contracts or documents so signed shall be binding upon the Corporation without further authorization or formality. The board of directors shall have power from time to time by resolution to appoint any divisional officer or officers appointed pursuant to paragraph 72, or other person or persons, to sign specific contracts or documents on behalf of the Corporation and relating only to a particular division of the Corporation.

Any such divisional signing officer may affix the seal of the Corporation to any such contract or document, and may certify a copy of any instrument, resolution, by-law or other document of the Corporation to be a true copy thereof.

If specifically authorized by a resolution of the board of directors, the signature of any divisional signing officer may be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts or documents relating only to the division and all such contracts or documents on which the signature of any of the foregoing divisional signing officers have been so reproduced shall be deemed to have been manually signed by the divisional signing officer whose signature is so reproduced and shall be as valid as if signed manually and notwithstanding that the divisional signing officer whose signature is so reproduced may have ceased to hold office at the date of delivery or issue of such contracts or documents.

FINANCIAL YEAR

75. Financial Year.

The financial year of the Corporation shall terminate on such date in each year as the board of directors may from time to time determine.

ELECTRONIC DOCUMENTS

76. Creation and Provision of Information.

Unless the Corporation's articles otherwise provide, and subject to and in accordance with the provisions of Part XX.I of the Act, the Regulations and paragraph 77 of this by-law, the Corporation may satisfy any requirement under the Act or the Regulations to create or provide a notice, document or other information to any person by the creation or provision of an electronic document. Except as provided in Section 252.6 of the Act, "electronic document" means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means.

77. Consent and Other Requirements.

Notwithstanding the foregoing paragraph 76, a requirement under the Act or the Regulations to provide a person with a notice, document or other information shall not be satisfied by the provision of an electronic document unless

(a) the addressee has consented, in accordance with the Regulations, and has designated an information system for the receipt of the electronic document; and

(b) the electronic document is provided to the designated information system, unless the Regulations provide otherwise.

The term "information system" means a system used to generate, send, receive, store, or otherwise process an electronic document.

COMPLIANCE WITH TELECOMMUNICATIONS ACT

78. Declaration.

The directors may require any person in whose name shares of the corporation are registered to provide a statutory declaration under the *Canada Evidence Act* concerning:

(a) whether the shareholder is the beneficial owner of the shares of the corporation or holds them for a beneficial owner,

(b) whether the shareholder is an associate of any other shareholder,

(c) whether the shareholder or beneficial owner is a Canadian (as such term is defined in the Telecommunications Act) and

(d) any further facts that the directors consider relevant.

79. Transfer of Shares.

The directors may require any person seeking to have a transfer of a voting share registered in their name or to have a voting share issued to them to provide a declaration similar to the declaration a shareholder may be required to provide under section 78; and

80. Additional Circumstances.

The directors may determine the circumstances in which any declarations are required, their form and the times when they are to be provided.

ENACTED this ● day of ● , 2002.

President	Secretary

SCHEDULE 4.1(l)

New Incentive Stock Option Plan

CALL-NET ENTERPRISES INC.

INCENTIVE STOCK OPTION PLAN

[Date]

TABLE OF CONTENTS

ARTICLE 1

PURPOSE OF THE PLAN

Section 1.1 Purpose.

The purpose of this Plan is to provide directors, officers, key employees and consultants (collectively, "**Eligible Persons**") of the Corporation and its Subsidiaries with an opportunity, through options, to purchase Common Shares and Class B Non-Voting Shares of the Corporation, so as to allow such Eligible Persons to participate in the future growth and development of the Corporation.

Section 1.2 Application of Plan.

All Options granted to Eligible Persons from and after the date hereof shall be granted upon the terms and subject to the conditions provided in this Plan.

ARTICLE 2

INTERPRETATION

Section 2.1 Defined Terms.

Where used herein, the following terms will have the following meanings, respectively:

"**Board**" means the board of directors of the Corporation or, if established and duly authorized to act by the board of directors, a committee of the board of directors of the Corporation.

"**Business Day**" means any day on which the TSE is open for trading.

"**Class B Non-Voting Shares**" means the Class B Non-Voting Shares of the Corporation, as the same may be designated or re-designated from time to time, provided that the rights, privileges, restrictions and conditions thereof are not amended; or, in the event of an adjustment contemplated by Section 8.1 hereof, such other shares or securities to which any Optionee may be entitled upon the exercise of an Option as a result of such adjustment.

"**Common Shares**" means the Common Shares of the Corporation, as the same may be designated or re-designated from time to time, provided that the rights, privileges, restrictions and conditions thereof are not amended; or, in the event of an adjustment contemplated by Section 8.1 hereof, such other shares or securities to which any Optionee may be entitled upon the exercise of an Option as a result of such adjustments.

"**Corporation**" means Call-Net Enterprises Inc., and includes any successor corporation thereto.

"**Eligible Persons**" has the meaning provided in Section 1.1 hereof.

"**Expiry Date**" has the meaning provided in Section 5.1(2) hereof.

"**Option**" means an option to purchase Shares granted to an Optionee under this Plan.

"**Option Agreement**" has the meaning provided in Section 5.1(1) hereof.

"**Optionee**" means any Eligible Person to whom an Option is granted pursuant to the terms of this Plan;

"**Option Price**" has the meaning provided in Section 4.1(1)(b).

"**Person**" means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a trustee, executor, administrator or other legal representative; and pronouns have a similar meaning.

"**Plan**" means this Incentive Stock Option Plan as embodied herein, as the same may be amended or varied from time to time.

"**Shares**" means the Common Shares or the Class B Non-Voting Shares, as applicable.

"**Subsidiary**" has the meaning ascribed to it in the *Canada Business Corporations Act.*

"**TSE**" means The Toronto Stock Exchange Inc.

ARTICLE 3

SHARES SUBJECT TO PLAN

Section 3.1 Shares.

(1) Options to purchase the aggregate number of Shares set forth in Schedule "A" hereto may be granted by the Corporation to Eligible Persons at the Option Price, as determined from time to time by the Board pursuant to Section 4.1(1)(b). The Board shall reserve for issuance that number of Shares set forth in Schedule "A".

(2) If any Option granted under this Plan shall terminate, expire or, with the consent of the Optionee, be cancelled, new Options may thereafter be granted covering such Shares, subject to regulatory approval if such Options are re-granted to the same person on different terms.

(3) No fractional Shares may be purchased or issued under this Plan.

ARTICLE 4

ADMINISTRATION

Section 4.1 Administration of the Plan.

(1) This Plan shall be administered by the Board. Subject to the provisions of this Plan, the Board shall have the power to:

(a) determine and designate from time to time those Eligible Persons to whom Options are to be granted, and the number and class of Shares over which options are to be granted to each such Eligible Person, provided, however, that the number of Common Shares and Class B Non-Voting Shares reserved for issuance in the aggregate to any one Eligible Person pursuant to Options shall not exceed 5% of the aggregate outstanding Common Shares and Class B Non-Voting Shares and further provided that any grants of Options to an Eligible Person who is a Canadian for the purpose of the *Telecommunications Act* (Canada) shall only be grants of Options to purchase Common Shares;

(b) determine price per share (the "**Option Price**") at which Shares may be purchased under an Option, such price to be determined by the Board at the time any Option is granted (or at the time any Option is re-priced) but in no event shall such price be less than the closing price of the applicable Shares on the TSE (or, if such Shares are not then listed and posted for trading on the TSE, on such stock exchange in Canada on which the Shares are listed and posted for trading as may be selected for such purpose by the Board) on the Business Day preceding the date on which the Option is granted, or re-priced, as the case may be. In the event that the applicable Shares did not trade on such Business Day, the Option Price will be the average of the bid and ask prices in respect of such Shares at the close of trading on such date. In the event that the applicable Shares are not listed and posted for trading on any stock exchange, the Option Price in respect thereof will be the fair market value of the Shares as determined by the Board in its sole discretion;

(c) re-set the Option Price for an Option, subject to regulatory approval; and

(d) determine the time or times when, and the manner in which, each Option shall be exercisable and the duration of the exercise period.

Section 4.2 Additional Options.

An Optionee may, if he or she is otherwise eligible, be granted an additional Option or Options under this Plan or any other incentive plans of the Corporation if the Board shall so determine.

Section 4.3 Other Incentive Awards.

The Board shall have the right to grant other incentive awards under this Plan to Eligible Persons in accordance with applicable laws and regulations and subject to regulatory approval, including without limitation, the TSE, based upon Shares having such terms and conditions as the Board may determine, including, without limitation, the grant of Shares based upon certain conditions, the grant of securities convertible into Shares and the grant of stock appreciation rights.

Section 4.4 Interpretation by the Board.

The Board may interpret this Plan, prescribe, amend and rescind any rules and regulations necessary or appropriate for the administration of this Plan, and make such other determinations and take such other action as it deems necessary or advisable. Without limiting the generality of the foregoing sentence, the Board may, in its discretion, treat all or any portion of any period during which an Optionee is on an approved leave of absence from the Corporation or Subsidiary, as the case may be, for the purpose of accrual of their rights under their Options. Any interpretation or other action made or taken by the Board shall be final, binding and conclusive.

Section 4.5 Indemnification.

No member of the Board shall be liable for any action, interpretation or determination made in good faith pursuant to this Plan. To the full extent permitted by law, the Corporation shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of this Plan by reason of the fact that such person is or was a member of the Board.

ARTICLE 5

TERMS AND CONDITIONS

Section 5.1 Option Agreement.

(1) Each Option granted under this Plan shall be evidenced by an agreement, in a form approved by the Board (an "**Option Agreement**").

(2) Each Option Agreement, in addition to such other express terms and conditions the Board may determine as necessary, shall specify:

(a) the period for which the Option is exercisable, which in no event shall exceed 10 years from the date of grant (the "**Expiry Date**") and shall provide that the Option shall expire at the end of such period;

(b) the Option Price, as determined by the Board pursuant to Section 4.1(1)(b);

(c) that subject to the provisions of paragraph 5.3 below, no part of any Option may be exercised until the Optionee shall have remained in the employ of, or as a director of, or as a consultant to the Corporation, or a Subsidiary, for such period after the date on which the Option is granted as the Board may specify in the Option Agreement, provided that such period shall in any event be no less than three (3) months; and

(d) that each Option is non-assignable as set forth in Section 5.2.

Section 5.2 Assignability.

Each Option granted pursuant to this Plan shall, during the Optionee's lifetime, be exercisable only by the Optionee, and no Option, nor any right thereunder, shall be assignable by the Optionee.

Section 5.3 Change of Control.

Notwithstanding the discretion of the Board pursuant to Section 4.1(1)(d) to determine the time or times when, and the manner in which, each Option shall be exercisable, and Section 5.1(2)(c), all of the Shares under Options granted to Eligible Persons shall vest immediately prior to the happening of any transactions in or pursuant to which, directly or indirectly:

(a) the Corporation consolidates or merges with or into, amalgamates with or into or enters into a statutory arrangement with any other Person (other than a wholly-owned Subsidiary) and, in connection therewith, all of the outstanding Shares will be changed in any way, reclassified or converted into or exchanged, redeemed or otherwise acquired for shares or other securities of the Corporation or of any other Person or Persons or cash or other property; or

(b) the Corporation sells, assigns or otherwise transfers all or substantially all of the assets and undertaking of the Corporation to any Person or Persons (other than to a wholly-owned Subsidiary); or

(c) any Person, or any group of two or more Persons acting in concert, becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing, or acquires the right to control or direct, securities representing fifty percent (50%) or more of the combined voting power of the Corporation, in any manner whatsoever, including, without limitation, as a result of a take-over bid or an amalgamation of the Corporation with any other entity or any other business combination or reorganization, other than any of the following Persons (each of whom is hereinafter referred to as an "**Exempt Purchaser**"):

  (i) any Subsidiary;

  (ii) any employee benefit plan, or trust for the benefit of employees of the Corporation or any Subsidiary or any Person organized, appointed or established by the Corporation or a Subsidiary for or pursuant to the terms of any such plan or trust; or

  (iii) any Person who becomes the beneficial owner of fifty per cent (50%) or more of the outstanding voting shares of the Corporation as a result of an acquisition or redemption by the Corporation of voting shares of the Corporation which, by reducing the number of voting shares outstanding, increases the proportionate number of voting shares beneficially owned by such Person to fifty per cent (50%) or more of the voting shares of the Corporation then outstanding;

Provided however that if a Person is an Exempt Purchaser as a result of an event referred to in this Section 5.3 and, after such event that Person becomes the beneficial owner of any additional voting shares of the Corporation, other than as a result of a stock dividend, stock split or other event pursuant to which such Person receives voting shares of the Corporation, then as of the date of such acquisition such Person will no longer be considered to be an Exempt Purchaser for the purposes of this Section 5.3; or

(d) the Board passes a resolution to the effect that, for purposes of some or all of the Option Agreements with Eligible Persons, an event set forth in Section 5.3(1)(a), (b) or (c) has occurred.

ARTICLE 6

TERMINATION OF EMPLOYMENT; DEATH

Section 6.1 Termination; Death.

(1) If, before the Expiry Date, an Optionee's employment, directorship or consultancy with the Corporation, or a Subsidiary, shall terminate for any reason whatsoever, an Optionee may, subject to the terms of the applicable Option Agreement and any other terms of this Plan, exercise any Option held by such Optionee, at any time prior to the date that is three (3) months after the date on which the employment, directorship, or consultancy of such Optionee terminated, but only to the extent that such Optionee's right to exercise such Option had vested at the date of the termination of their employment, directorship or consultancy.

(2) For the purposes of Section 6.1(1) if the Optionee's employment, directorship or consultancy terminated because the Optionee is deceased, the Options of such Optionee may be exercised by the legal personal representative(s) of the estate of such Optionee.

ARTICLE 7

EXERCISE OF OPTIONS

Section 7.1 Exercise of Options.

(1) Subject to the provisions of this Plan, an Option may be exercised at any time before the Expiry Date by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee exercising such Option within a reasonable time following the receipt of such notice and payment.

(2) Notwithstanding any of the provisions contained in this Plan, the Corporation's obligation to issue Shares to an Optionee pursuant to the exercise of an Option will be subject to:

(a) the Shares in respect of which such Option is being exercised having vested;

(b) completion of such registration or other qualification of such shares or obtaining approval of such governmental or other regulatory authority as the Corporation determines necessary or advisable in connection with the authorization, issuance or sale thereof;

(c) the admission of such Shares to listing on any stock exchange on which the Shares may then be listed; and

(d) the receipt from the Optionee exercising such Option of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

(3) For the purposes of Section 7.1(2), the Corporation will, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which the Shares are then listed.

ARTICLE 8

CERTAIN ADJUSTMENTS

Section 8.1 Adjustments.

Appropriate adjustments in the number of Shares subject to this Plan, and, as regards Options granted, in the number of Shares which may be purchased thereto and in the Option Price, will be made by the Board to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations or reclassifications of the Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Corporation.

ARTICLE 9

AMENDMENT OR DISCONTINUANCE OF PLAN

Section 9.1 Amendment or Discontinuance.

(1) The Board may from time to time amend, suspend, terminate or discontinue this Plan, provided, however, that no such amendment may:

(a) without the written consent of an Optionee, alter or impair any Option previously granted to such Optionee under this Plan;

(b) permit the granting of Options that expire beyond 10 years from the date of grant; or

(c) permit the granting of any Option at an Option Price less than that determined pursuant to Section 4.1(1)(b).

(2) Any amendment to this Plan is subject to appropriate governmental, regulatory or shareholder approval, including, without limitation, approval of the TSE so long as any of the Shares are listed and posted on the TSE.

ARTICLE 10

TERM OF PLAN

Section 10.1 Term of Plan.

Options may be granted only within the period ending ten years subsequent to the date of this Plan has been adopted by the Board or by the Corporation's shareholders, whichever first occurs.

ARTICLE 11

SHAREHOLDER AND REGULATORY APPROVAL

Section 11.1 Approvals.

This Plan is subject to the approval of the shareholders of the Corporation and to acceptance by the TSE. Any Options granted under this Plan prior to such approval and acceptance will be conditional upon such approval and acceptance being given and no such Options may be exercised unless and until such approval and acceptance is given.

ARTICLE 12

MISCELLANEOUS PROVISIONS

Section 12.1 Miscellaneous.

(1) The holder of an Option will not as such have any rights as a shareholder of the Corporation with respect to any of the Shares under an Option until such holder has exercised such Option in accordance with the terms of this Plan (including tendering payment in full of the Option Price of the Shares in respect of which the Option is being exercised) and the Corporation has issued such Shares to Optionee in accordance with the terms of this Plan.

(2) Nothing in this Plan Option Agreement or any Option confers upon any Optionee any right to continue in the employ or as a consultant of the Corporation or affect in any way the right of the Corporation to terminate that Optionee's employment or contract at any time; nor will anything in this Plan be deemed or construed or constitute an agreement, or an expression of intent, on the part of the Corporation to extend the employment or contract of any Optionee beyond the time that that Optionee would normally be retired pursuant to the provisions of any recent or future retirement plan of the Corporation or any present or future retirement policy of the Corporation, or beyond the time at which an Optionee would otherwise be retired pursuant to the provisions of any consultancy agreement or contract of employment with the Corporation.

(3) Subject to its withholding obligations under the various taxation acts the Corporation does not assume responsibility for the income or other tax consequences for the Optionee in connection with the Plan and Optionees are advised to consult with their own tax advisers with respect to such matters.

(4) The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

(5) If any provision of this Plan, any Option Agreement or any Option contravenes any law, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

(6) The Corporation and every Optionee shall be bound by the terms and conditions of this Plan by the simple delivery of a copy of this Plan to an Optionee.

(7) This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

SCHEDULE "A"

SHARES SUBJECT TO

THE CALL-NET ENTERPRISES INC.

INCENTIVE STOCK OPTION PLAN

2,261,000 Shares

SCHEDULE 4.1(m)

Rights Plan

Call-Net Enterprises Inc.

and

CIBC Mellon Trust Company

as Rights Agent

NEW SHAREHOLDERS' RIGHTS PLAN AGREEMENT

DATED AS OF

● , 2002

Stikeman Elliott

TABLE OF CONTENTS

Page

ARTICLE 1
INTERPRETATION

ARTICLE 2
THE RIGHTS

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

ARTICLE 4
THE RIGHTS AGENT

SHAREHOLDER RIGHTS PLAN

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of ● , 2002 between Call-Net Enterprises Inc. (the "**Corporation**"), a corporation existing under the laws of Canada, and CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada, as Rights Agent (the "**Rights Agent**", which term shall include any successor Rights Agent hereunder).

WITNESSES THAT:

WHEREAS the Board of Directors has determined that it is advisable and in the best interests of the Corporation to adopt and maintain a shareholder rights plan (the "**Rights Plan**") in order that the Corporation's shareholders can maximize their return in the event that a third party attempts to acquire control of the Corporation; and

WHEREAS in order to implement the adoption of the Rights Plan the Board of Directors has:

(i) authorized and declared a distribution of one Right effective the Record Time in respect of each Share outstanding at the Record Time; and

(ii) authorized the issuance of one Right in respect of each Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; and

WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein; and

WHEREAS the Corporation has appointed the Rights Agent to act on behalf of the Corporation, and the Rights Agent has and is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein.

NOW THEREFORE, in consideration of the foregoing premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Certain Definitions.

For purposes of the Agreement, the following terms have the meanings indicated:

(a) "**Acquiring Person**" means, any Person who is the Beneficial Owner of the Prescribed Percentage or more of the outstanding Common Shares or the Prescribed Percentage or more of the aggregate outstanding Common Shares and Class B Non-Voting Shares; provided, however, that the term "**Acquiring Person**" shall not include:

(i) the Corporation or any Subsidiary of the Corporation;

(ii) any Person who becomes the Beneficial Owner of the Prescribed Percentage or more of the outstanding Common Shares or the Prescribed Percentage or more of the aggregate outstanding Common Shares and Class B Non-Voting Shares as a result of (A) Corporate Acquisitions, (B) Permitted Bid Acquisitions, (C) Corporate Distributions, (D) Exempt Acquisitions, or (E) Convertible Security Acquisitions; provided, however, that if a Person shall become the Beneficial Owner of the Prescribed Percentage or more of the outstanding Common Shares or the Prescribed Percentage or more of the aggregate outstanding Common Shares and Class B Non-Voting Shares by reason of one or more or any combination of the operation of a Corporate Acquisition, Permitted Bid Acquisition, Corporate Distribution, Exempt Acquisition or Convertible Security Acquisition and, after such Corporate Acquisition, Permitted Bid Acquisition, Corporate Distribution, Exempt Acquisition or Convertible Security Acquisition, becomes the Beneficial Owner of an additional one percent (1%) or more of the outstanding Common Shares or one percent (1%) or more of the aggregate outstanding Common Shares and Class B Non-Voting Shares other than pursuant to Corporate Acquisitions, Permitted Bid Acquisitions,

Corporate Distributions, Exempt Acquisitions or Convertible Security Acquisitions, then as of the date of such acquisition, such Person shall become an Acquiring Person;

(iii) for a period of ten (10) days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of the Prescribed Percentage or more of the outstanding Common Shares or the Prescribed Percentage or more of the aggregate outstanding Common Shares and Class B Non-Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(e)(3) hereof solely because such Person makes or proposes to make a Take-over Bid in respect of securities of the Corporation alone or by acting jointly or in concert with any other Person (the first date of public announcement (which, for the purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the *Securities Act* (Ontario)) by such Person or the Corporation of a current intent to commence such a Take-over Bid being herein referred to as the "**Disqualification Date**");

(iv) an underwriter or member of a banking or selling group that acquires securities of the Corporation from the Corporation in connection with a distribution of securities (including, for greater certainty, by way of a private placement of such securities) to the public; and

(v) a Person (a "**Grandfathered Person**") who is the Beneficial Owner of the Prescribed Percentage or more of the outstanding Common Shares or the Prescribed Percentage or more of the aggregate outstanding Common Shares and Class B Non-Voting Shares as determined as of the Record Time; provided however that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall: (1) after the Record Time, cease to own the Prescribed Percentage or more of the outstanding Common Shares or the Prescribed Percentage or more of the aggregate outstanding of Common Shares and Class B Non-Voting Shares, as the case may be; (2) after the Record Time become the Beneficial Owner of additional Shares that increases its Beneficial Ownership of Shares by more than 1% of the number of Shares outstanding as at the Record Time, other than through any one or a combination of a Corporate Acquisition, Permitted Bid Acquisition, Corporate Distribution, Exempt Acquisition or Convertible Security Acquisition; (3) be the Beneficial Owner of the Prescribed Percentage or more of the outstanding Common Shares thirty (30) days following the Effective Date; (4) be the Beneficial Owner of the Prescribed Percentage or more of the aggregate outstanding Common Shares and Class B Shares ninety (90) days following the Effective Date; or (5) in the case of a Grandfathered Person who is the Beneficial Owner of the Prescribed Percentage or more of the aggregate outstanding Common Shares and Class B Shares as of the Record Time, become the Beneficial Owner of the Prescribed Percentage or more of the Common Shares, after the Record Time.

(b) "**Affiliate**" when used to indicate a relationship with a specified Person, means a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

(c) "**Agreement**" means this agreement as amended, modified or supplemented from time to time.

(d) "**Associate**" when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same home as such specified Person, or any Person to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same home as such specified Person.

(e) A Person shall be deemed the "**Beneficial Owner**", and to have "**Beneficial Ownership**" of, and to "**Beneficially Own**":

(i) any securities of which such Person or any Affiliate or Associate of such Person is the owner in law or equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire (A) upon the exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement or understanding, if such right is exercisable immediately or within a period of 60 days thereafter whether or not on condition or the happening of any contingency (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities, pursuant to a pledge of securities in the ordinary course of business or as a result of the conversion rights found in the "coat-tail rights" attached to the Class B Non-Voting Shares and the Common Shares contained in the Corporation's articles); and

(iii) any securities that are Beneficially Owned within the meaning of Sections 1.1(e)(i) or (ii) hereof by any other Person with whom such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "**Beneficial Owner**", or to have "**Beneficial Ownership**" of, or to "**Beneficially Own**", any security as a result of the existence of any one or more of the following circumstances:

(1) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or made by any Affiliate or Associate of such Person or made by any other Person acting jointly or in concert with such Person, unless such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(2) by reason of the holder of such security having agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of this definition pursuant to a Permitted Lock-Up Agreement but only until such time as the securities are taken up and paid for under the Take-over Bid;

(3) such Person or any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person, holds such security; provided that (i) the ordinary business of any such Person (the "**Fund Manager**") includes the management of investment funds for others (which others may include or be limited to one or more employee benefit plans or pension plans) and/or includes the acquisition or holding of securities for a non-discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required, and such security is held by the Fund Manager in the ordinary course of such business in the performance of such FundManager's duties for the account of any other Person (a "**Client**"), (ii) such Person (the "**Trust Company**") is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person (each an "**Estate Account**") or for such other accounts (each an "**Other Account**"), (iii) the Person (the "**Statutory Body**") is an independent Person established by statute for purposes that include, and the ordinary business or activity of such person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such, (iv) the ordinary business of any such Person includes acting as an agent of the Crown in the management of public assets (the "**Crown Agent**"), or (v) the Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security, provided that the Person is the administrator or the trustee of one or more pension funds or plans (each a "**Pension Fund**") registered under the laws of Canada or any province thereof or the United States or any state thereof (the "**Independent Person**"), or is a Pension Fund and holds such securities for the purposes of its activities as an Independent Person or as a Pension Fund, and further provided that such Person does not hold more than the Prescribed Percentage of the outstanding Common Shares or more than thirty percent (30%) of the aggregate outstanding Common Shares and Class B Non-Voting Shares;

provided, however, that in any of the foregoing cases no one of the Fund Manager, the Trust Company, the Statutory Body, the Crown Agent, the Independent Person or the Pension Fund makes or announces a current intention to make a Take-over Bid in respect of securities of the

Corporation alone or by acting jointly or in concert with any other Person (other than pursuant to a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market);

(4) such Person is a Client of the same Fund Manager as another Person on whose account the Fund Manager holds such security, or such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the TrustCompany holds such security, or such Person is a Pension Fund with the same Independent Person as another Pension Fund;

(5) such Person is a Client of a Fund Manager and such security is owned at law or in equity by the Fund Manager, or such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or such Person is a Pension Fund and such security is owned at law or in equity by the Independent Person; or

(6) such Person is a registered holder of securities as a result of carrying on the business of, or acting as a nominee of, a securities depository.

For purposes of this Agreement, the percentage of the outstanding Common Shares or Class B Non-Voting Shares, respectively, Beneficially Owned by any Person shall be and be deemed to be the product of one hundred (100) and the number of which the numerator is the sum of the number of Common Shares or the number of Class B Non-Voting Shares, respectively, Beneficially Owned by such Person and the denominator is the number of Common Shares or of Class B Non-Voting Shares, respectively, then outstanding. Where any Person is deemed to Beneficially Own unissued Shares, such Shares shall be deemed to be issued and outstanding for the purpose of calculating the percentage of Shares Beneficially Owned by such Person.

(f) "**Board of Directors**" means, at any time, the duly constituted board of directors of the Corporation.

(g) "**Business Day**" means any day other than a Saturday, Sunday or a day on which banking institutions in Toronto are authorized or obligated by law to close.

(h) "**CBCA**" means the *Canada Business Corporations Act* and the regulations thereunder, and any comparable or successor laws or regulations thereto.

(i) "**close of business**" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of Toronto (or, after the Separation Time, the office of the Rights Agent in the City of Toronto) is closed to the public.

(j) "**Common Shares**" means the common shares in the capital of the Corporation; and "**Class B Non-Voting Shares**" means the Class B Non-Voting Shares of the Corporation; and in respect of the Corporation, "**Shares**" means any of the Common Shares and/or the Class B Shares.

(k) "**Competing Bid**" means, a Take-over Bid that: (i) is made while another Permitted Bid is in existence, and (ii) satisfies all the components of the definition of a Permitted Bid, except that the requirements set out in Clause (ii) of the definition of a Permitted Bid shall be satisfied if the Take-over Bid shall contain, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Shares shall be taken up or paid for pursuant to the Competing Bid prior to the close of business on the date that is no earlier than the date which is the later of thirty-five (35) days after the date the Competing Bid is made and sixty (60) days after the earliest date on which any other Permitted Bid or Competing Bid that is then in existence was made and only if at that date, more than fifty percent (50%) of the aggregate then outstanding Common Shares and Class B Non-Voting Shares held by Independent Shareholders have been deposited or tendered to the Competing Bid and not withdrawn.

(l) "**controlled**": a corporation is "**controlled**" by another Person if:

(i) securities entitled to vote in the election of directors carrying more than fifty percent (50%) of the votes for the election of directors are held, other than by way of security only, by or for the benefit of the other Person; and

(ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

and "**controls**", "**controlling**" and "**under common control with**" shall be interpreted accordingly.

(m) "**Convertible Security**" means at any time:

(i) any right (regardless of whether such right constitutes a security) to acquire Shares from the Corporation; and

(ii) any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise, conversion or exchange right;

which is then exercisable or exercisable within a period of 60 days from that time, pursuant to which the holder thereof may acquire Shares or other securities which are convertible into or exercisable or exchangeable for Shares (in each case, whether such right is then exercisable or exercisable within a period of 60 days from that time and whether or not on condition or the happening of any contingency), provided that for greater certainty the Class B Non-Voting Shares and the Common Shares shall not be considered Convertible Securities as a result of the conversion rights found in the "coat-tail rights" attached to such Class B Non-Voting Shares and the Common Shares contained in the Corporation's articles.

(n) "**Convertible Security Acquisition**" means the acquisition of Shares upon the exercise of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Corporate Distribution.

(o) "**Corporate Acquisition**" means an acquisition by the Corporation or a Subsidiary of the Corporation or the redemption by the Corporation, or the cancellation by the Corporation as a result of any exercise of any conversion or exchange rights, of Shares of the Corporation which by reducing the number of Common Shares or Class B Non-Voting Shares of the Corporation outstanding increases the proportionate number of Common Shares or Class B Non-Voting Shares Beneficially Owned by any Person.

(p) "**Corporate Distribution**" means an acquisition as a result of:

(i) a stock dividend or a stock split or other event pursuant to which a Person receives or acquires Common Shares or Class B Non-Voting Shares on the same pro rata basis as all other holders of Shares of the same class; or

(ii) any other event pursuant to which all holders of Common Shares or Class B Non-Voting Shares of the Corporation are entitled to receive Common Shares or Class B Non-Voting Shares or Convertible Securities on a pro rata basis, including, without limiting the generality of the foregoing, pursuant to the receipt or exercise of rights issued by the Corporation and distributed to all the holders of a class of Shares to subscribe for or purchase Common Shares or Class B Non-Voting Shares or Convertible Securities of the Corporation, provided that such rights are acquired directly from the Corporation and not from any other Person.

(q) "**Disqualification Date**" has the meaning ascribed thereto in Section 1.1(a)(iii) hereof.

(r) "**Effective Date**" has the meaning ascribed thereto in Section 5.13 hereof.

(s) "**Election to Exercise**" has the meaning ascribed thereto in Section 2.2(4) hereof.

(t) "**Exempt Acquisition**" means an acquisition:

(i) in respect of which the Board of Directors has waived the application of Section 3.1 hereof pursuant to the provisions of Section 5.1(2), 5.1(3) or 5.1(4) hereof;

(ii) which was made pursuant to a dividend reinvestment plan of the Corporation;

(iii) pursuant to a distribution to the public by the Corporation of Shares or Convertible Securities made pursuant to a prospectus, provided that the Person in question does not thereby acquire a greater class percentage of Shares, or Convertible Securities representing the right to acquire Shares of such class, than the percentage of Shares of the class Beneficially Owned immediately prior to such acquisition; or

(iv) pursuant to an issuance and sale by the Corporation of Shares or Convertible Securities by way of a private placement by the Corporation, provided that (x) all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals, and (y) the purchaser does not become the Beneficial Owner of more than 25% of the Common Shares or Class B Non-Voting Shares outstanding immediately prior to the private placement (and in making this determination, the securities to be issued to such purchaser on the private placement shall be deemed to be held by such purchaser but shall not be included in the aggregate number of outstanding Shares immediately prior to the private placement).

(u) "**Exercise Price**" means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $100.00.

(v) "**Expiration Time**" means the earlier of: (i) the Termination Time, and (ii) the close of business on the date immediately following the date of the Corporation's annual meeting of shareholders to be held in 2004.

(w) "**Flip-in Event**" means a transaction in or pursuant to which any Person becomes an Acquiring Person.

(x) "**Independent Shareholders**" means holders of Shares of the Corporation, but shall not include any Acquiring Person or any Offeror, or any Affiliate or Associate of such Acquiring Person or such Offeror, or any Person acting jointly or in concert with such Acquiring Person or such Offeror, or any employee benefit plan, stock purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of any such plan or trust direct the manner in which the Shares are to be voted or direct whether the Shares are to be tendered to a Take-over Bid, and shall include any Person referred to in Section 1.1(e)(3) hereof (other than any Person who pursuant to Section 1.1(e)(3) is deemed to Beneficially Own the Shares) that has not made or announced a current intention to make a Take-Over Bid.

(y) "**Market Price**" per share of any securities on any date of determination means the average of the daily closing prices per share of such securities (determined as described below) on each of the twenty (20) consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be (i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each share as reported by The Toronto Stock Exchange, or (ii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on The Toronto Stock Exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each share as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the securities exchange on which the securities are primarily traded, or (iii) if not so listed, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, or (iv) if on any such date the securities are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors; provided, however, that if on any such date the securities are not traded in the over-the-counter market, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined in good faith by a nationally or internationally recognized investment dealer or investment banker.

(z) "**Offer to Acquire**" shall include:

(i) an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell; and

(ii) an acceptance of an offer to sell, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(aa) "**Offeror**" means a Person who has announced a current intention to make, or who makes and has outstanding, a Take-over Bid.

(bb) "**Offeror's Securities**" means Shares of the Corporation Beneficially Owned by an Offeror, any Affiliate or Associate of such Offeror, or any Person acting jointly or in concert with the Offeror.

(cc) "**Permitted Bid**" means a Take-over Bid that is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid shall be made to all registered holders of Shares (other than Shares held by the Offeror);

(ii) the Take-over Bid shall contain, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than sixty (60) days following the date of the Take-over Bid and that no Shares shall be taken up or paid for pursuant to the Take-over Bid unless, at such date, more than fifty percent (50%) of the aggregate then outstanding Common Shares and Class B Non-Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn;

(iii) the Take-over Bid shall contain an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Shares of the Corporation may be deposited pursuant to such Take-over Bid at any time during the period of time described in Clause (ii) of this Section 1.1(cc) and that any Shares deposited pursuant to the Take-over Bid may be withdrawn at any time until taken up and paid for; and

(iv) the Take-over Bid shall contain an irrevocable and unqualified provision that should the condition referred to in Clause (ii) of this Section 1.1(cc) be met: (A) the Offeror will make a public announcement of that fact on the date the Take-over Bid would otherwise expire; and (B) the Take-over Bid will be extended for a period of not less than ten (10) Business Days from the date it would otherwise expire.

(dd) "**Permitted Bid Acquisitions**" means share acquisitions made pursuant to a Permitted Bid or a Competing Bid.

(ee) "**Permitted Lock-Up Agreement**" means an agreement between a Person and one or more holders (each a "**Locked-up Person**") of Shares or Convertible Securities (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-Up Bid (as defined below) is publicly announced or, if the agreement was entered into after the date of the Lock-Up Bid, not later than the date the agreement was entered into), pursuant to which such Locked-up Persons agree to deposit or tender Shares or Convertible Securities to a Take-over Bid (the "**Lock-up Bid**") made by the Person or any of such Person's Affiliates or

Associates or any other Person referred to in Clause (iii) of the definition ~~of~~ Beneficial Owner and where the agreement:

(i) (A) permits the Locked-up Person to withdraw Shares or Convertible Securities in order to tender or deposit Shares or Convertible Securities to another Take-over Bid (or terminate the agreement in order to support another transaction) that represents an offering price for each Share or Convertible Security that exceeds, or provides a value for each Share or Convertible Security that is greater than, the offering price or value contained or proposed to be contained in the Lock-up Bid, provided that the other Take-over Bid or transaction is made for at least the same number of Shares or Convertible Securities as the Lock-up Bid; or

(B) permits the Locked-up Person to withdraw Shares or Convertible Securities in order to tender or deposit the Shares or Convertible Securities to another Take-over Bid (or terminate the agreement in order to support another transaction) that represents an offering price for each Share or Convertible Security that exceeds, or provides a value for each Share or Convertible Security that is greater than, the offering price represented in or proposed to be represented in, the Lock-up Bid by as much or more than a specified amount (the "**Specified Amount**") and the Specified Amount is not greater than 7% of the offering price that is contained in the Lock-up Bid, provided that the other Take-over Bid or transaction is made for at least the same number of Shares or Convertible Securities as the Lock-up Bid; and

(ii) provides that no "break-up" fees, "top-up" fees, penalties, payments, expenses or other amounts that exceed in the aggregate the greater of (A) the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to the Locked-up Person and (B) 50% of the amount by which the price or value payable under another Take-over Bid or another transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by such Locked-up Person pursuant to the agreement in the event that the Lock-up Bid is not successfully concluded or if any Locked-up Person withdraws or fails to tender Shares or Convertible Securities pursuant thereto, and that any such amounts shall only be payable following the actual receipt by the Locked-up Person of consideration under another Take-over Bid or another transaction;

and, for greater certainty, the agreement may contain a right of first refusal or require a period of delay to give the Offeror an opportunity to at least match a higher consideration in another Take-over Bid or another transaction or contain any other similar limitation on a Locked-up Person's right to withdraw Shares or Convertible Securities from the agreement, so long as any such limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Shares or Convertible Securities in sufficient time to tender to the other Take-over Bid or to support the other transaction.

(ff) "**Person**" means any individual, firm, partnership, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, corporation, unincorporated organization or association, syndicate, joint venture or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity and pronouns have a similar extended meaning.

(gg) "**Prescribed Percentage**" means either (i) ten (10%) per cent of the aggregate outstanding Common Shares or such higher percentage amount as may be determined by the Corporation from time to time pursuant to Section 5.4(1) not to exceed twenty (20%) per cent of the aggregate outstanding Common Shares, or (ii) twenty (20%) per cent of the aggregate outstanding Common Shares and Class B Non-Voting Shares.

(hh) "**Record Time**" means ● p.m. (Toronto time) on ● , 2002.

(ii) "**Redemption Price**" has the meaning ascribed thereto in Section 5.1(1) hereof.

(jj) "**regular periodic cash dividends**" means cash dividends paid at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) two hundred percent (200%) of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year; and

(ii) one hundred percent (100%) of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(kk) "**Right**" means a right issued pursuant to this Agreement.

(ll) "**Rights Certificate**" has the meaning ascribed thereto in Section 2.2(3) hereof.

(mm) "**Rights Register**" has the meaning ascribed thereto in Section 2.6(1) hereof.

(nn) "***Securities Act* (Ontario)**" means the *Securities Act* (Ontario), and the regulations and rules thereunder, and any comparable or successor laws, regulations and rules thereto.

(oo) "**Separation Time**" means the close of business on the tenth (10th) Trading Day after the earlier of (i) the Stock Acquisition Date, (ii) the date of the commencement of, or first public announcement of the intent of any person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or Competing Bid) and (iii) the date on which a Permitted Bid or Competing Bid ceases to qualify as such, or such later date as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in Clause (ii) of this Section 1.1(nn) or any Permitted Bid or Competing Bid referred to in Clause (iii) of this Section 1.1(nn) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid, Permitted Bid or Competing Bid, as the case may be, shall be deemed, for the purposes of this Section 1.1(nn), never to have been made and provided further that if the Board of Directors determines pursuant to Sections 5.1(2), 5.1(3) or 5.1(4) hereof to waive the application of Section 3.1 hereof to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

(pp) "**Stock Acquisition Date**" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the *Securities Act* (Ontario)) by the Corporation or an Offeror or Acquiring Person of facts indicating that a Person has become an Acquiring Person.

(qq) "**Subsidiary**": a corporation shall be deemed to be a Subsidiary of another corporation if:

(i) it is controlled by:

(A) that other;

(B) that other and one or more corporations each of which is controlled by that other; or

(C) two or more corporations each of which is controlled by that other; or

(ii) it is a Subsidiary of a corporation that is that other's Subsidiary.

(rr) "**Take-over Bid**" means an Offer to Acquire Shares of the Corporation or securities convertible into or exchangeable for or carrying a right to purchase Shares of the Corporation where the Shares of the Corporation subject to the Offer to Acquire, together with the Shares of the Corporation into which the securities subject to the Offer to Acquire are convertible, exchangeable or exercisable, and the Offeror's Securities, constitute in the aggregate the Prescribed Percentage or more of the outstanding Common Shares or the Prescribed Percentage or more of the aggregate outstanding Common Shares and Class B Non-Voting Shares at the date of the Offer to Acquire.

(ss) "**Termination Time**" means the time at which the right to exercise Rights shall terminate pursuant to Sections 5.1(1), (5) or 5.13 hereof.

(tt) "**Trading Day**", when used with respect to any securities, means a day on which the principal Canadian stock exchange or American stock exchange or market on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange or American stock exchange or market, a Business Day.

Section 1.2 Currency.

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

Section 1.3 Headings.

The division of this Agreement into Articles, Sections and Clauses and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Section 1.4 Number and Gender.

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice-versa and words importing only one gender shall include all others.

Section 1.5 Acting Jointly or in Concert.

For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment or understanding, whether formal or informal, with the first Person or any Associate or Affiliate of the second Person to acquire or make an Offer to Acquire Shares of the Corporation (other than customary agreements with and between underwriters or banking group members or selling group members with respect to a distribution of securities or to a pledge of securities in the ordinary course of business).

Section 1.6 Statutory References.

Unless the context otherwise requires or except as expressly provided herein, any reference herein to a specific part, section, clause or Rule of any statute or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefore, to the same as it is in effect on the date of this Agreement.

ARTICLE 2

THE RIGHTS

Section 2.1 Legend on Share Certificates.

(1) Certificates issued for Shares after the Record Time but prior to the close of business on the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Share represented thereby and, commencing as soon as reasonably practicable after the effective date of this Agreement, shall have impressed on, printed on, written on or otherwise affixed to them, a legend in substantially the following form:

> Until the Separation Time (as defined in the Rights Plan referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement, dated ● , 2002, as amended and restated from time to time (the "Rights Plan"), between Call-Net Enterprises Inc. (the "**Corporation**") and CIBC Mellon Trust Company, as rights agent (the "**Rights Agent**"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive office of the Corporation. Under certain circumstances, as set forth in the Rights Plan, such Rights may be amended or redeemed, may expire, may become null and void (if, in certain cases, they are issued to or "Beneficially Owned" by any Person who is, was or becomes an "Acquiring Person", as such terms are defined in the Rights Plan, whether currently held by or on behalf of such Person or any subsequent holder) or may be evidenced by separate certificates and may no longer be evidenced by this certificate.
>
> The Corporation will mail or arrange for the mailing of a copy of the Rights Plan to the holder of this certificate without charge upon receipt of a written request therefor.

(2) Until the earlier of the Separation Time and the Expiration Time, certificates representing Shares that are issued and outstanding at the Record Time shall evidence one Right for each Share evidenced thereby notwithstanding the absence of the foregoing legend. Following the Separation Time, Rights will be evidenced by Rights certificates issued pursuant to Section 2.2 hereof.

Section 2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights. —

(1) **Right to entitle holder to purchase one Share prior to adjustment.** Subject to adjustment as herein set forth and subject to Section 3.1(1) hereof, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price as at the Business Day immediately preceding the date of exercise of the Right, one Share (which price and number of Shares are subject to adjustment as set forth below and are subject to Section 3.1(1) hereof). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation and any of its Subsidiaries shall be void.

(2) **Rights not exercisable until Separation Time.** Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised, and (ii) for administrative purposes each Right will be evidenced by the certificates for the associated Shares registered in the names of the holders thereof (which certificates shall also be deemed to be Rights Certificates) and will be transferable only together with, and will be transferred by a transfer of, such associated Shares.

(3) **Delivery of Rights Certificate and disclosure statement.** From and after the Separation Time and prior to the Expiration Time, (i) the Rights shall be exercisable, and (ii) the registration and transfer of the Rights shall be separate from, and independent of, Shares. Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Rights as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "**Nominee**")) at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (A) a certificate (a "**Rights Certificate**") in substantially the form of Schedule "2.2(3)" hereto (subject to Section 2.2(8)) appropriately completed, representing the number and type of Rights held by such holder at the Separation Time, and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and (B) a disclosure statement describing the Rights, provided that a Nominee shall be sent the materials provided for in (A) and (B) in respect of all Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned Person to furnish it with such information and documentation as the Corporation considers advisable.

(4) **Exercise of Rights.** Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent the Rights Certificate evidencing such Rights together with an election to exercise such Rights (an "**Election to Exercise**") substantially in the form attached to the Rights Certificate duly completed and executed, accompanied by payment by certified cheque, banker's draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares in a name other than that of the holder of the Rights being exercised, all of the above to be received before the Expiration Time by the Rights Agent at its principal office in any of the cities listed on the Rights Certificate.

(5) **Duties of Rights Agent upon receipt of Election to Exercise.** Upon receipt of a Rights Certificate, which is accompanied by (i) a completed and duly executed Election to Exercise, and (ii) payment as set forth in Section 2.2(4) above, the Rights Agent (unless otherwise instructed by the Corporation) will thereupon promptly:

(A) requisition from the transfer agent for the Shares certificates representing the number of Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(B) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Shares;

(C) after receipt of such certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such registered holder;

(D) when appropriate, after receipt, deliver such cash (less any amounts required to be withheld) to or to the order of the registered holder of the Rights Certificate; and

(E) tender to the Corporation all payments received on exercise of the Rights.

(6) **Partial Exercise of Rights.** In case the holder of any Rights shall exercise less than all of the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(7) **Duties of the Corporation.** The Corporation covenants and agrees that it will:

(a) take all such action as may be necessary and within its power to ensure that all Shares or other securities delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(b) take all such action as may be necessary and within its power to ensure compliance with the provisions of Section 3.1 hereof including, without limitation, all such action to comply with any applicable requirements of the CBCA, the *Securities Act* (Ontario) and any applicable comparable securities legislation of each of the provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Shares or other securities upon exercise of Rights;

(c) use reasonable efforts to cause, from and after such time as the Rights become exercisable, all Shares issued upon exercise of Rights to be listed upon issuance on the principal stock exchange on which the Shares were traded prior to the Stock Acquisition Date;

(d) cause to be reserved and kept available out of its authorized and unissued Shares, the number of Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(e) pay when due and payable any and all Canadian federal and provincial transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for shares or other securities in a name other than that of the registered holder of the Rights being transferred or exercised; and

(f) after the Separation Time, except as permitted by Sections 5.1 or 5.4 hereof, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(8) **Classes of Shares.** Subject to Sections 2.3 and 3.1(1), a Right issued to a holder of a Common Share shall represent the right to acquire one (1) Common Share per Common Share held and a Right issued to a holder of a Class B Share shall represent the right to acquire one (1) Class B Share per Class B Share held and, at the Separation Time, Rights Certificates distributed shall indicate the Shares that they represent the right to acquire. In the event that a Share is purchased for cancellation prior to the Separation Time, its accompanying Right shall be deemed to have been purchased for cancellation. In the event that a Class B Share is converted prior to the Separation Time into a Common Share, the Right evidenced thereby shall be converted as the result of such conversion into a Right in respect of a Common Share, and vice versa if applicable.

Section 2.3 Adjustments to Exercise Price; Number of Rights.

The Exercise Price, the number and kind of Shares or other securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3:

(a) **Adjustment to Exercise Price upon changes to share capital.** In the event the Corporation shall at any time after the Record Time:

(i) declare or pay a dividend on the Shares payable in Shares (or other securities exchangeable for or convertible into or giving a right to acquire Shares or other securities) other than the issue of Shares or such exchangeable or convertible securities to holders of Shares in lieu of but not in an amount which exceeds the value of regular periodic cash dividends;

(ii) subdivide or change the outstanding Shares into a greater number of Shares;

(iii) combine or change the outstanding Shares into a smaller number of Shares; or

(iv) issue any Shares (or other securities exchangeable for or convertible into or giving a right to acquire Shares or other securities) in respect of, in lieu of or in exchange for existing Shares, except as otherwise provided in this Section 2.3;

the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of Shares, or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the Exercise Price then in effect, the aggregate number and kind of Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the Share transfer books of the Corporation were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to and, shall be made prior to, any adjustment required pursuant to Section 3.1 hereof.

(b) **Adjustment to Exercise Price upon issue of rights, options and warrants.** In case the Corporation shall at any time after the Record Time fix a record date for the issuance of rights, options or warrants to all holders of Shares entitling them (for a period expiring within forty-five (45) calendar days after such record date) to subscribe for or purchase Shares (or shares having the same rights, privileges and preferences as Shares ("**equivalent shares**")) or securities convertible into or exchangeable for or carrying a right to purchase Shares or equivalent shares at a price per Share or per equivalent share (or having a conversion price or exchange price or exercise price per share, if a security convertible into or exchangeable for or carrying a right to purchase Shares or equivalent shares) less than ninety percent (90%) of the Market Price per Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Shares outstanding on such record date, plus the number of Shares that the aggregate offering price of the total number of Shares and/or equivalent shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights so to be offered) would purchase at such Market Price per Share, and the denominator of which shall be the number of Shares outstanding on such record date, plus the number of additional Shares and/or equivalent shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities are initially convertible, exchangeable or exercisable). In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a certificate filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed and, in the event that such rights or warrants are not so issued, the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

For purposes of this Agreement, the granting of the right to purchase Shares (or equivalent shares) (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit, stock option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in the case of any dividend or interest reinvestment plan, the right to purchase Shares (or equivalent shares) is at a price per share of not less than ninety percent (90%) of the current market price per share (determined as provided in such plans) of the Shares.

(c) **Adjustment to Exercise Price upon Corporate Distributions.** In case the Corporation shall at anytime after the Record Time fix a record date for a distribution to all holders of Shares (including any such distribution made in connection with a merger, amalgamation, arrangement, plan, compromise or reorganization in which the Corporation is the continuing or successor corporation) of evidences of indebtedness, cash (other than a regular periodic cash dividend or a regular periodic cash dividend paid in Shares, but including any dividend payable in securities other than Shares), assets or subscription rights, options or warrants (excluding those referred to in Section 2.3(b) above), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the Market Price per Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights, options or warrants applicable to a Share and the denominator of which shall be such Market Price per Share. Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d) **De minimis threshold for adjustment to Exercise Price.** Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Exercise Price; provided, however, that any adjustments which by reason of this Section 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest one-hundredth of a Share or other share, as the case may be. Notwithstanding the first sentence of this Section 2.3(d), any adjustment required by this Section 2.3 shall be made no later than the earlier of (i) three (3) years from the date of the transaction which mandates such adjustment or (ii) the Expiration Time.

(e) **Corporation may provide for alternate means of adjustment.** Subject to the prior consent of the holders of Shares or Rights obtained as set forth in Section 5.4(2) or (3) hereof, as applicable, in the event the Corporation shall at any time after the Record Time issue any shares of capital stock (other than Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Sections 2.3(a)(i) or (iv) or 2.3(b) or (c) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Sections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Corporation shall be entitled to determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Sections 2.3(a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by Sections 2.3(a), (b) and (c) above, shall be made. The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(f) **Adjustment to Rights exercisable into shares other than Shares.** If as a result of an adjustment made pursuant to Section 3.1 hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Shares contained in Sections 2.3(a), (b), (c), (d), (e), (g), (h), (i), (j), (k) and (l) above and below, as the case may be, and the provisions of this Agreement with respect to the Shares shall apply on like terms to any such other shares.

(g) **Rights to evidence right to purchase Shares at adjusted Exercise Price.** Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Shares purchasable from time to time hereunder upon exercise of such Right, all subject to further adjustment as provided herein.

(h) **Adjustment to number of Shares purchasable upon adjustment to Exercise Price.** Unless the Corporation shall have exercised its election as provided in Section 2.3(i) below, upon each adjustment of the Exercise Price as a result of the calculations made in Sections 2.3(b) and (c) above, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Shares (calculated to the nearest one ten-thousandth) obtained by (A) multiplying (x) the number of shares purchasable upon exercise of a Right immediately prior to this adjustment by (y) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price, and (B) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

(i) **Election to adjust number of Rights upon adjustment to Exercise Price.** The Corporation shall be entitled to elect on or after the date of any adjustment of the Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the Exercise Price in effect immediately prior to adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Exercise Price is adjusted or any day thereafter but, if Rights Certificates have been issued, shall be at least ten (10) days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment, of the number of Rights pursuant to this Section 2.3(i), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to Section 5.5 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the adjusted Exercise Price and shall be registered in the names of the holders of record of Rights Certificates on the record date for the adjustment specified in the public announcement.

(j) **Rights Certificates may contain Exercise Price before adjustment.** Irrespective of any adjustment or change in the Exercise Price or the number of Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per share and the number of shares which were expressed in the initial Rights Certificates issued hereunder.

(k) **Corporation may in certain cases defer issues of securities.** In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

(l) **Corporation has discretion to reduce Exercise Price for tax reasons.** Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment, the Board of Directors shall determine to be advisable in order that any (A) consolidation or subdivision of the Shares, (B) issuance of any Shares at less than the Market Price, (C) issuance of securities convertible into or exchangeable for Shares, (D) stock dividends or (E) issuance of rights, options or warrants, referred to in this Section 2.3 hereafter made by the Corporation to holders of its Shares, shall not be taxable to such shareholders.

Section 2.4 Date on Which Exercise is Effective.

Each person in whose name any certificate for Shares is issued upon the exercise of Rights, shall for all purposes be deemed to have become the holder of record of the Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Share transfer books of the Corporation are closed, such person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Share transfer books of the Corporation are open.

Section 2.5 Execution, Authentication, Delivery and Dating of Rights Certificates.

(1) The Rights Certificates shall be executed on behalf of the Corporation by its Chief Executive Officer, President or Senior Vice-President, together with its Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(2) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a disclosure statement as described in Section 2.2.(3), and the Rights Agent shall manually or by facsimile signature countersign and send such Rights Certificates

and disclosure statement to the holders of the Rights pursuant to Section 2.2(3) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(3) Each Rights Certificate shall be dated the date of countersignature thereof.

Section 2.6 Registration, Registration of Transfer and Exchange.

(1) The Corporation will cause to be kept a register (the "**Rights Register**") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "**Rights Registrar**" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate and subject to the provisions of Section 2.6(3) below and the other provisions of this Agreement, the Corporation will execute and the Rights Agent will countersign, register and deliver, in the name of the holder or the designated transferee or transferees as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(2) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(3) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the registered holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and the Corporation may require payment of a sum sufficient to cover any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

Section 2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates.

(1) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefore a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(2) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate, and (ii) such indemnity or other security as may be required by them to save each of them and any of their agents harmless then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(3) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and the Corporation may require payment of a sum sufficient to cover any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(4) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed lost or stolen Rights Certificate shall be at any time enforceable by

anyone, and the holder thereof shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other holders of Rights duly issued by the Corporation.

Section 2.8 Persons Deemed Owners.

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent shall be entitled to deem and treat the person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "**holder**" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Shares).

Section 2.9 Delivery and Cancellation of Rights Certificates.

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

Section 2.10 Agreement of Rights Holders.

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended or supplemented from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that prior to the Separation Time each Right will be transferable only together with, and will be transferred by a transfer of, the Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent shall be entitled to deem and treat the person in whose name the Rights Certificate (or prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares upon exercise of Right;

(f) that, in accordance with Section 5.4 hereof, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g) that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation, or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

Section 2.11 Rights Certificate Holder not Deemed a Shareholder.

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Shares or any other shares or securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

Section 3.1 Flip-in Event.

(1) Subject to Section 3.1(2) below, and Sections 5.1(2), (3) and (4) hereof, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Corporation shall take such action as may be necessary to ensure and provide within eight (8) Business Days of such occurrence, or such longer period as may be required to satisfy all applicable requirements of the *Securities Act* (Ontario), and the securities legislation of each other province of Canada that, except as provided below, each Right shall thereafter constitute the right to purchase from the Corporation upon exercise thereof in accordance with the terms hereof that number of Common Shares or Class B Non-Voting Shares, as applicable, of the Corporation having an aggregate Market Price on the date of the occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that after such date of occurrence an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred with respect to such Shares).

(2) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are Beneficially Owned by (i) an Acquiring Person, or any Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Acquiring Person, or any Affiliate or Associate of such Person so acting jointly or in concert, or (ii) a transferee or other successor in title of Rights, directly or indirectly, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person) or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person (or of any Affiliate or Associate of such Person so acting jointly or in concert)who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming such, shall become null and void without any further action, and any holder of such Rights (including transferees or successors in title) shall not have any rights whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

ARTICLE 4

THE RIGHTS AGENT

Section 4.1 General.

(1) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents as it may deem necessary or desirable, subject to the prior approval of the Rights Agent. In the event the Corporation appoints one or more co-Rights Agents, the respective duties of the Rights Agents and co-Rights Agents shall be as the Corporation may determine, with the approval of the Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses (including reasonable counsel fees and disbursements) incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold such persons harmless against, any loss, liability, cost, claim, action, suit, damage or expense incurred (that is not the result of negligence, bad faith or wilful misconduct on the part of any one or all of the Rights Agent, its officers, directors or employees) for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(2) The Rights Agent shall be protected from and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Shares or any Rights Certificate or certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(3) The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and at any time, upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

Section 4.2 Merger or Amalgamation or Change of Name of Rights Agent.

(1) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(2) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the

countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

Section 4.3 Duties of Rights Agent.

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, to all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion. Subject to the prior written consent of the Corporation, which consent shall not be unreasonably withheld, the Rights Agent may also consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the expense of the Corporation) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proven and established by a certificate signed by a person believed by the Rights Agent to be the Chairman of the Board, the President or any Vice-President, the Treasurer or the Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent will be liable hereunder only for events which are the result of its own negligence, bad faith or wilful misconduct and that of its officers, directors and employees.

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 3.1(2) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares will, when issued, be duly and validly authorized, executed, issued and delivered or fully paid and non-assessable.

(f) The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman of the Board, President, any Vice-President, Treasurer or any Assistant Treasurer or the Secretary or any Assistant Secretary of the Corporation and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such person.

(h) The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or, with the prior written consent of the Corporation, by or through its attorneys or agents. The Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided the prior written consent of the Corporation was obtained and reasonable care was exercised in the selection and continued employment thereof.

Section 4.4 Change of Rights Agent.

The Rights Agent may resign and be discharged from its duties under this Agreement upon sixty (60) days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Shares of the Corporation by registered or certified mail, and to the holders of the Rights in accordance with Section 5.8 hereof (all of which shall be at the expense of the Corporation). The Corporation may remove the Rights Agent upon thirty (30) days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Shares of the Corporation by registered or certified mail and to the holders of the Rights in accordance with Section 5.8 hereof. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of sixty (60) days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Corporation), then the Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation's expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in Canada. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receiving from the Corporation payment in full of all amounts outstanding under this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares of the Corporation, and mail a notice thereof in writing to the holders of the Rights. The cost of giving any notice required under this Section 4.4 shall be borne solely by the Corporation. Failure to give any notice provided for in this Section 4.4 however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5

MISCELLANEOUS

Section 5.1 Redemption and Waiver.

(1) Subject to the prior consent of the holders of each class of Shares or Rights obtained as set forth in Section 5.4(2) or Section 5.4(3) hereof, as applicable, the Board of Directors acting in good faith may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that an event of the type described in Section 2.3 hereof shall have occurred (such redemption price being herein referred to as the "**Redemption Price**").

(2) Subject to the prior consent of the holders of each class of Shares obtained as set forth in Section 5.4(2) hereof, the Board of Directors may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 hereof has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Shares and otherwise than in the circumstances set forth in Section 5.1(4) hereof, waive the application of Section 3.1 hereof to such Flip-in Event. In such event, the Board of Directors shall extend the Separation Time to a date at least ten (10) Business Days subsequent to the meeting of shareholders called to approve such waiver.

(3) The Board of Directors acting in good faith, may, prior to the occurrence of a Flip-in Event, and upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 hereof to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Shares; provided that if the Board of Directors waives the application of Section 3.1 hereof to a particular Flip-in Event pursuant to this Section 5.1(3), the Board of Directors shall be deemed to have waived the application of Section 3.1 hereof to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular to all registered holders of Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been granted, pursuant to this Section 5.1(3).

(4) The Board of Directors may, prior to the close of business on the tenth (10th) day following the Stock Acquisition Date, determine, upon prior written notice delivered to the Rights Agent, to waive or to agree to waive the application of Section 3.1 hereof to a Flip-in Event, provided that both of the following conditions are satisfied:

(a) the Board of Directors has determined that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that Person would become, an Acquiring Person; and

(b) such Acquiring Person has reduced its Beneficial Ownership of Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within thirty (30) days of the date on which such contractual arrangement is entered into) such that at the time the waiver becomes effective pursuant to this Section 5.1(4) it is no longer an Acquiring Person;

and in the event of such a waiver, for the purposes of this Agreement, the Flip-in Event shall be deemed never to have occurred.

(5) Where a Person acquires, pursuant to a Permitted Bid, a Competing Bid or an Exempt Acquisition under Section 5.1(3) above, outstanding Shares, then the Corporation shall immediately upon the consummation of such acquisition redeem the Rights at the Redemption Price.

(6) If the Corporation is obligated under Section 5.1(5) above to redeem the Rights, or if the Board of Directors elects under Section 5.1(1) above or Section 5.1(8) below to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and each Right

will after redemption be null and void and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(7) Within ten (10) days after the Corporation is obligated under Section 5.1(5) above to redeem the Rights, or the Board of Directors elects under Section 5.1(1) above or Section 5.1(8) below to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to all such holders at their last address as they appear upon the Rights Register or, prior to the Separation Time, on the registry books of the Transfer Agent for the Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 and other than in connection with the purchase of Shares prior to the Separation Time.

(8) Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(9) Notwithstanding the Rights being redeemed pursuant to Section 5.1(8) above, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Shares, subject to and in accordance with the provisions of this Agreement.

Section 5.2 Expiration.

No person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1(1) hereof.

Section 5.3 Issuance of New Rights Certificates.

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

Section 5.4 Supplements and Amendments.

(1) The Corporation may, prior to any shareholders' meeting called to approve this Agreement, supplement or amend this Agreement without the approval of any holder of Rights or Shares. After such shareholders' meeting, the Corporation may from time to time supplement or amend this Agreement without the approval of any holders of Rights or Shares to (i) correct any clerical or typographical error or to maintain the validity of the Agreement as a result of a change in any applicable legislation or regulations or rules thereunder or (ii) set the percentage of outstanding Common Shares for the purposes of the definition of "Prescribed Percentage" to a percentage amount not to exceed twenty (20%) percent of the aggregate outstanding Common Shares.

Notwithstanding anything in this Section 5.4 to the contrary, no supplement or amendment shall be made to the provisions of Article 4 hereof (other than Section 5.4(i)(ii)) except with the written concurrence of the Rights Agent to such supplement or amendment. No written concurrence of the Rights Agent shall be required in respect of the amendments required to be in Section 5.4(i)(ii).

(2) Subject to Section 5.4(1) above, the Corporation may, with the prior consent of the holders of each applicable class of Shares obtained as set forth below, at any time prior to the Separation Time amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of each applicable class of Shares at a meeting of the holders of each applicable class of Shares, which meeting shall be called and held in

compliance with applicable laws and regulatory requirements and the requirements in the articles and by-laws of the Corporation. Subject to compliance with any requirements imposed by the foregoing, consent shall be deemed to have been given if the proposed amendment, variation or revision is approved by the affirmative vote of a majority of the votes cast by all holders of each applicable class of Shares (other than any holder of each applicable class of Shares who is an Offeror pursuant to a Take-over Bid that is not a Permitted Bid or Competing Bid with respect to all Shares Beneficially Owned by such Person), represented in person or by proxy at the meeting.

(3) The Corporation may, with the prior consent of the holders of each type of Rights, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

(4) Any approval of the holders of a type of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of each type of Rights present or represented at and entitled to be voted at a meeting of the holders of each type of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right of each type, (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the CBCA with respect to a meeting of shareholders of the Corporation.

(5) The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, variation or deletion to this Agreement as referred to in this Section 5.4 within 5 days of effecting such amendment, variation or deletion.

(6) Any supplements or amendments made by the Corporation to this Agreement pursuant to Section 5.4(1) above which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder shall:

(a) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majorities referred to in Section 5.4(2) above, confirm or reject such amendment; and

(b) if made after the Separation Time, be submitted to the holders of each type of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of each applicable type of Rights may, by resolution passed by the majorities referred to in Section 5.4(4) above, confirm or reject such amendment.

A supplement or amendment of the nature referred to in this Section 5.4(6) shall be effective from the date of the resolution of the Board of Directors adopting such supplement or amendment until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such supplement or amendment is confirmed, it continues in effect in the form so confirmed. If such supplement or amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such supplement or amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

Section 5.5 Fractional Rights and Fractional Shares.

(1) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. Any such fractional Right shall be null and void and the Corporation will not have any obligation or liability in respect thereof.

(2) The Corporation shall not be required to issue fractions of Shares or other securities upon exercise of the Rights or to distribute certificates which evidence fractional Shares or other securities. In lieu of issuing fractional Shares or other securities, the Corporation shall pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Share. The Rights Agent shall have no obligation to make any payments in lieu of fractional Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Section 2.2(5).

Section 5.6 Rights of Action.

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any registered holder of any Rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

Section 5.7 Notice of Proposed Actions.

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding-up of the Corporation or the sale of all or substantially all of the Corporation's assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.8 hereof, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, winding up, or sale is to take place, and such notice shall be so given at least twenty (20) Business Days prior to the date of taking of such proposed action.

Section 5.8 Notices.

(1) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Call-Net Enterprises Inc.
2235 Sheppard Avenue East
Atria II, Suite 1800
North York, Ontario M2J 5G1

Attention: Secretary
Facsimile No.: (416) 718-6410

(2) Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) as follows:

CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario M5H 4A6

Attention: Vice President, Client Services
Facsimile No.: (416) 643-5570

(3) Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

Section 5.9 Successors.

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

Section 5.10 Benefits of this Agreement.

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

Section 5.11 Governing Law.

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such province.

Section 5.12 Severability.

If any Section, Clause, term or provision hereof or the application thereof to any circumstances or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, Clause, term or provision or such right shall be ineffective only in such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections, Clauses, terms and provisions hereof or rights hereunder in such jurisdiction or the application of such Section, Clause, term or provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

Section 5.13 Effective Date.

This Agreement is effective and in full force and effect in accordance with its terms and conditions as of and from the date hereof (the "**Effective Date**").

Section 5.14 Determinations and Actions by the Board of Directors.

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

Section 5.15 Rights of Board, Corporation and Offeror.

Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the holders of Shares of the Corporation) with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

Section 5.16 Regulatory and Governmental Approvals.

This Agreement shall be subject in any jurisdiction to the receipt of any required prior or subsequent approval from any governmental or regulatory authority in such jurisdiction, including any securities regulatory authority or stock exchange.

Section 5.17 Declaration as to Non-Canadian Holders.

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes, or (until such notice is given as required by law) without advance notice to any regulatory or self-regulatory body.

Section 5.18 Time of the Essence.

Time shall be of the essence in this Agreement.

Section 5.19 Execution in Counterparts.

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

Section 5.20 Costs of Enforcement.

The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

Section 5.21 Language.

Les parties aux présentes ont exigées que la présente convention ainsi que tous documents et avis qui s'y rattachent et/ou qui en decouleront soient rédigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

IN WITNESS WHEREOF, the parties have executed this amended and restated Agreement.

CALL-NET ENTERPRISES INC.

By: ______________________________
Authorized Signing Officer

By: ______________________________
Authorized Signing Officer

CIBC MELLON TRUST COMPANY

By: ______________________________
Authorized Signing Officer

By: ______________________________
Authorized Signing Officer

SCHEDULE "2.2(3)"

FORMS OF RIGHTS CERTIFICATES

Certificate No. Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(2) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, ANY PERSON ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR THEIR RESPECTIVE ASSOCIATES AND AFFILIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) AND THEIR RESPECTIVE TRANSFEREES SHALL BECOME VOID WITHOUT ANY FURTHER ACTION.

RIGHTS CERTIFICATE

This certifies that or registered assigns, is the registered holder of the number of Rights set forth above each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of ● , 2002, as amended and restated from time to time (the "**Rights Agreement**"), between Call-Net Enterprises Inc., a corporation incorporated under the laws of Canada (the "**Corporation**"), and CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada, as rights agent (the "**Rights Agent**", which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the close of business on the date immediately following the date of the Corporation's annual shareholders meeting to be held in 2005 (or such earlier expiration time as is provided in the Rights Agreement) one fully paid and non-assessable **[Common/Class B]** Share of the Corporation (a "**Share**") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal offices in the cities of Montreal, Toronto, and Vancouver. The Exercise Price shall initially be $100.00 (Canadian) per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, the number of Shares which each Right evidenced hereby may entitle the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights. Copies of the Rights Agreement are on file at the registered head office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights entitling the holder to purchase a like aggregate number of Shares as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.00001 per Right.

No fractional Shares will be issued upon the exercise of any Right or Rights evidenced hereby.

No holder of this Rights Certificate, as such, shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Shares or of any other securities of the Corporation which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation (except as expressly provided in the Rights Agreement), or to receive dividends, distributions or subscription rights, or otherwise until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been manually countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

DATED ______________________________

CALL-NET ENTERPRISES INC.

By: ______________________________
Authorized Signing Officer

By: ______________________________
Authorized Signing Officer

CIBC MELLON TRUST COMPANY

By: ______________________________
Authorized Signing Officer

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO: CALL-NET ENTERPRISES INC.

The undersigned hereby irrevocably elects to exercise whole Rights represented by the attached Rights Certificate to purchase the **[Common/Class B]** Shares issuable upon the exercise of such Rights and requests that certificates for such Shares be issued to:

....
(Name)

....
(Address)

....
(City and State or Province)

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

....
(Name)

....
(Address)

....
(City and State or Province)

....
(Social Insurance, Social Security or Other Taxpayer Number)

Dated ....

Signature Guaranteed ....
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange in Canada or the United States, or a member of the Securities Transfer Association Medallion (Stamp) Program.

To be completed if true

The undersigned hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing or any Affiliate or Associate of such Person (as defined in the Rights Agreement).

....
Signature

NOTICE

In the event the certification set forth in the Form of Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights shall be null and void.

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED .... hereby sells, assigns and transfers unto ....

....

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein and does hereby irrevocably constitute and appoint .... as attorney to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated ....

Signature Guaranteed ....

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange in Canada or the United States, or a member of the Securities Transfer Association Medallion (Stamp) Program.

To be completed if true

The undersigned hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

....

Signature

NOTICE

In the event the certification set forth in the Form of Assignment is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights shall be null and void.

SCHEDULE 4.1(n)

New Restricted Stock Unit Plan

CALL-NET ENTERPRISES INC.

RESTRICTED STOCK UNIT PLAN

1. PURPOSE OF THE PLAN

The purpose of the Plan is to promote the long term success of Call-Net Enterprises Inc. (the "Corporation") by providing for the payment of performance bonuses in the form of Shares to Designated Employees. The Plan is designed to encourage Designated Employees to acquire a propriety interest in the Corporation through ownership of Shares, to provide them with additional incentive to further the growth and development of the Corporation and to encourage them to remain in the employment of the Corporation.

2. DEFINITIONS

For purposes of the Plan, the terms contained in this Section shall have the following meanings.

"**Administrator**" shall mean such administrator as may be appointed by the Board of Directors from time to time to administer the Plan.

"**affiliated companies**" shall have the meaning ascribed to the term "affiliated bodies corporate" in Section 2(2) of the CBCA, as now in effect, or such other meaning, and shall include such other entities, as may be determined by the Board of Directors.

"**Board of Directors**" shall mean the board of directors of the Corporation or, if established and duly authorized by the Corporation's board of directors, a committee of the board of directors of the Corporation.

"**Business Day**" shall mean a day, other than a Saturday or Sunday, on which banking institutions in Canada are not authorized or obligated by law to close.

"**CBCA**" shall mean the *Canada Business Corporations Act*, R. S. C. 1985, c. C. — 44, as amended.

"**Change in Control**", for any Participant, shall have the meaning provided in such Participant's change in control agreement or in the terms upon which a Grant is made to such Participant.

"**CIC Date**" shall mean the date of any Change in Control.

"**Corporation**" shall mean Call-Net Enterprises Inc. or its successors.

"**Effective Date**" shall mean the date which the Board of Directors determines will be the date on which a grant of RSUs shall take effect.

"**Fiscal Year**" means any fiscal year of the Corporation, commencing with the fiscal year ending December 31, 2002.

"**Grant**" shall mean the grant of RSUs allocated to a Designated Employee at any time in accordance with Section 5 hereof.

"**Grant Period**" shall mean the period established by the Board of Directors in respect of each Grant, which period shall commence on the Effective Date and end on the dates designated by the Board of Directors not to exceed three (3) years.

"**Designated Employee**" shall mean any employee of the Corporation or of any of its subsidiaries designated by the Board of Directors.

"**Participant**" shall mean an individual to whom a Grant has been made in accordance with Section 5 hereof.

"**Performance Criteria**" shall mean criteria established by the Board of Directors which, without limitation, may include criteria based on the financial performance of the Corporation and/or an affiliated company or business unit thereof.

"**Person**" means, without limitation, an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a trustee executor, administrator, or other legal representative.

"**Plan**" shall mean this Call-Net Enterprises Inc. Restricted Stock Unit Plan as set forth herein and as may be amended from time to time.

"**Release Date**" shall mean, unless otherwise determined by the Board of Directors, for the purpose of Section 6(c), the day which is ten (10) Business Days following each anniversary of the date of Grant.

"**Retirement**" shall mean retirement in accordance with the provisions of any pension or retirement plan of the Corporation or of any of its affiliated companies covering the Participant, retirement pursuant to a special pension arrangement entered into by the Corporation or any of its affiliated companies and a Participant and applicable in lieu of, or in addition to, any pension or retirement plan of the Corporation or of any of its affiliated companies or, if the Participant is not covered by such a plan and/or special pension arrangement, as determined by the Board of Directors.

"**RSU**" shall mean a restricted stock unit allocated to a Designated Employee in accordance with Section 5 hereof which shall upon issuance, in accordance with and subject to the provisions of the Plan, entitle the holder thereof to receive one RSU Share.

"**RSU Shares**" shall mean the Shares delivered to Participants in accordance with the provisions of the Plan in settlement of RSUs issued under the Plan.

"**Shares**" shall mean the common shares of the Corporation and "**Share**" shall mean a common share of the Corporation.

"**subsidiary**" shall have the meaning ascribed to the term "subsidiary body corporate" in Section 2(5) of the CBCA, as now in effect.

"**TSE**" shall mean The Toronto Stock Exchange Inc.

3. ADMINISTRATION

The Board of Directors shall administer the Plan in accordance with its terms. The Board of Directors may, subject to the terms of the Plan, delegate to the Administrator if one is appointed, the whole or any part of the administration of the Plan and shall determine the scope of such delegation. Any decision made by the Board of Directors or the Administrator in carrying out their responsibilities with respect to the administration of the Plan shall be final and binding on the Participants.

In addition to the other powers granted to the Board of Directors under the Plan and subject to the terms of the Plan, the Board of Directors shall have full and complete authority to interpret the Plan. The Board of Directors and/or the Administrator may from time to time prescribe such rules and regulations and make all determinations necessary or desirable for the administration of the Plan. In particular, the Board of Directors shall select the Designated Employees to whom it recommends Grants shall be made and shall determine the amounts and terms of the Grants (including the related Performance Criteria, if any), and the extent to which the Performance Criteria to be achieved during the Grant Period, if any, has been achieved. Any such interpretation, rule, determination or other act of the Board of Directors and/or the Administrator shall be conclusively binding upon all persons, including the Participants and their legal representatives and beneficiaries.

No member of the Board of Directors or the Administrator shall be liable for any action or determination made in good faith pursuant to the Plan. To the full extent permitted by law, the Corporation shall indemnify and save harmless each Person made, or threatened to be made, a party to any action or proceeding by reason of the fact that such Person is or was a member of the Board of Directors or is or was a member of the Board of Directors and, as such, is or was required or entitled to take action pursuant to the terms of the Plan.

Except as Participants may otherwise be advised by prior written notice of at least thirty (30) days, all costs of the Plan, including any administration fees, shall be paid by the Corporation.

4. RSU SHARES SUBJECT TO THE PLAN

The Corporation shall not be required to issue and/or cause to be delivered Shares or issue and/or cause to be delivered certificates evidencing Shares to be delivered pursuant to the Plan unless and until such issuance and delivery is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of all applicable any stock exchange upon which Shares of the Corporation are listed. The Corporation shall in no event be obligated to take any action to comply with any such laws, regulations, rules, orders or requirements. Subject to the foregoing, the Board of Directors may authorize from time to time the issuance by the Corporation of Shares or the purchase of Shares for the benefit of Participants on the open market or by private transaction as required in order to administer the Plan. The maximum number of Shares issuable under the Plan is 678,000.

5. GRANTS

Subject to the provisions of the Plan, the Board of Directors shall, in its sole discretion and from time to time, determine the Designated Employees to whom it recommends that Grants be made based on their current and potential contribution to the success of the Corporation. At such time, the Board of Directors shall also:

(a) determine, in connection with each Grant, the Effective Date thereof and the number of RSUs to be allocated;

(b) determine, in connection with each Grant, the Grant Period applicable thereto and any applicable vesting terms, such Grant Period not to exceed three (3) years;

(c) determine, in connection with each Grant, the Performance Criteria, if any, to be achieved during the Grant Period in order for RSUs to be issued to the Participant; and

(d) determine the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all RSUs covered by any Grant.

Each Grant shall be evidenced by a written agreement between the Corporation and the Participant which contains the terms and conditions specified by this Section 5 and such other terms and conditions as the Board of Directors shall specify.

6. TERMS AND CONDITIONS OF RESTRICTED STOCK UNITS

Certificates need not be issued with respect to RSUs covered by a Grant or RSUs when issued. The Corporation or the Administrator shall maintain records showing the number of RSUs allocated to each Participant under the Plan. Each Participant shall be notified in writing of the number of RSUs covered by a Grant and of the terms and conditions of such Grant, including those described below:

(a) **Number of RSUs**

Each notification of Grant shall state the number of RSUs allocated to the Participant and state that each such RSU shall, subject to and in accordance with the terms of the Plan, entitle the Participant to receive one RSU Share.

(b) **Performance Criteria**

Each notification of Grant shall describe the Performance Criteria for the Grant Period, if any, established by the Board of Directors that must be achieved for RSUs to be issued to the Participant.

(c) **Issue of RSUs**

Unless the Board of Directors provides for another Grant Period, provided however, that such Grant Period shall not exceed three (3) years, at the time a Grant is made, and except as otherwise provided in paragraph (d) or (e) of this Section, or in any other employee benefit plan approved by the Board of Directors, subject to the level of achievement of Performance Criteria, if any, determined by the Board of Directors, a Participant shall be issued RSUs covered by a Grant, settled in the form of RSU Shares on each Release Date provided the Participant is continuously employed with the Corporation or any of its affiliated companies from the Effective Date of such Grant to the Release Date. The number of RSU Shares received by a Participant shall be equal to the number of RSUs issued on a Release Date.

(d) **Right to RSUs in the Event of Death, Retirement or Termination of Employment**

Unless otherwise determined by the Board of Directors:

(i) In the event of the death of a Participant while in the employment of the Corporation or any of its affiliated companies, the deceased Participant's estate shall elect in writing to the Corporation within 120 days of the Participant's death, with respect to each Grant to such Participant for which the established Grant Period had not ended and for which RSUs have not otherwise been issued prior to the date of death, to receive, subject to and in accordance with the provisions of the Plan, RSUs issued in the form of RSU Shares to the deceased Participant's estate:

(x) as if the Grant Period had ended and the Performance Criteria for any such Grant, if any, had been met (but not exceeded) on the day preceding the date of the Participant's death (in which case, receipt of the election from the Participant's estate shall constitute the event giving rise to the issuance of the RSUs for the purpose of determining the applicable Release Date); or

(y) on the Release Date on which all or a portion of the RSUs would otherwise be issued, if at all, in accordance with the Plan had the Participant not died and continued in the employment of the Corporation or any of its affiliated companies until such Release Date.

In the event a deceased Participant's estate fails to make an election as herein provided, the Participant's estate shall be deemed to have elected to receive RSUs issued in the form of RSU Shares in accordance with subparagraph (x) above.

In the event of the death of a Participant following the end of the Grant Period with respect to a Grant of RSUs but prior to the Release Date with respect to such Grant, the number of such RSUs that would otherwise be issued to such Participant shall be issued in the form of RSU Shares and delivered to the Participant's estate in accordance with and subject to paragraph (c) of this Section, as if the Participant had continued in the employment of the Corporation and its affiliated companies until the Release Date.

(ii) Subject to the provisions of any change in control agreement between the Participant and the Corporation or any of its affiliates and the terms and conditions upon which the Grant was made, in the event a Participant's employment terminates for any cause other than death, the RSUs covered by any Grant to such Participant with respect to which the Release Date has not occurred and for which RSUs have not been issued prior to such termination shall be forfeited as of such termination of employment with the Corporation or any of its affiliated companies and any such termination of employment for whatever reason shall not entitle a Participant to any compensation for loss of any benefit under the Plan.

(e) A Participant, or its estate if applicable, may elect, by notice to the Corporation prior to the applicable Release Date, to settle the RSUs to be issued under paragraph (c) or (d) in the form of a cash payment, and not in the form of RSU Shares. In this case, the Participant shall receive a cash payment equal to the number of RSUs being settled multiplied by the "Share Price". For this purpose, the "Share Price" shall be the arithmetic average of the closing prices for the Shares for the five (5) trading days immediately preceding the Release Date on the TSE. Absent such an election, the RSUs shall be settled in the form of RSU Shares are contemplated in paragraph (c) or (d).

(f) **Right to RSUs in the Event of a Change in Control**

Notwithstanding any other provision of the Plan, in the event of the occurrence of a Change in Control, with respect to all Grants that are outstanding on the CIC Date, (i) any and all requirements that any level of Performance Criteria, if any, be achieved for any purpose applicable to such Grants shall be waived as of the CIC Date and (ii) except as may be otherwise provided under the terms of any other employee benefit plan approved by the Board of Directors, each Participant who has received any such Grants shall be entitled to receive, in full settlement of a RSU covered by a Grant, a cash payment equal to the Special Value (as defined below) for each Covered RSU Share (as defined below) on the date which is ten (10) Business Days following the CIC Date, provided that such

Participant is continuously employed by the Corporation or any of its affiliated companies from the Effective Date of such Grant to the CIC Date.

The term "Special Value" shall mean an amount with respect to each Covered RSU determined as follows:

(i) if any Shares are sold as part of the transaction constituting the Change in Control, the Special Value shall equal the weighted average of the prices paid for those Shares by the acquirer, provided that if any portion of the consideration paid for such Shares by the acquirer is paid in property other than cash, the Board of Directors (as constituted immediately prior to the CIC Date) shall determine the fair market value of such property as of the CIC Date for purposes of determining the Special Value under this Section 6(e); and

(ii) if no Shares are sold as part of the transaction constituting the Change in Control, the Special Value shall equal the arithmetic average of the closing prices for the Shares on the TSE for the five (5) trading days immediately preceding the CIC Date.

The term "Covered RSU" shall mean, with respect to each Grant that is outstanding on the CIC Date, the number of RSUs that would have been issued to a Participant on any Release Date during the applicable Grant Period and settled in the form of RSU Shares had (x) the Participant continued in the employment of the Corporation or one of its affiliated companies until such Release Date and (y) all Performance Criteria, if any, applicable to such Grant (determined without regard to the occurrence of the Change in Control) had been met (but not exceeded) during the applicable Grant Period.

(g) **Non-Transferability**

The rights or interests of a Participant under the Plan shall not be assignable or transferable, otherwise than by will or the laws governing the devolution of property in the event of death and such rights or interests shall not be encumbered.

(h) **RSUs Not Shares**

Under no circumstances shall RSUs be considered Shares, nor entitle any Participant to the exercise of voting rights, the receipt of dividends or the exercise of any other rights attaching to ownership of Shares.

7. EFFECTS OF ALTERATION OF SHARE CAPITAL

In the event:

(a) a dividend shall be declared upon the Shares payable in Shares of the Corporation;

(b) the outstanding Shares shall be changed into or exchanged for a different number or kind of shares or other securities of the Corporation or of another corporation, whether through an arrangement, amalgamation or other similar statutory procedure, or a share recapitalization, subdivision or consolidation;

(c) there shall be any change, other than those specified in paragraphs (a) and (b) of this Section, in the number or kind of outstanding Shares or of any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged; or

(d) there shall be a distribution of assets or shares to shareholders of the Corporation out of the ordinary course of business,

then, if the Board of Directors shall in its sole discretion determine that such change equitably requires an adjustment in the number of RSUs with respect to which Grants may be made pursuant to the Plan but not yet covered by Grants, of the RSUs then covered by Grants, of the RSUs generally available for Grants under the Plan and of the RSUs available for Grant under the Plan in any calendar year, such adjustment shall be made by the Board of Directors and shall be effective and binding for all purposes.

No adjustment provided for in this Section shall entitle a Participant to be allocated a fractional RSU, or receive a fractional RSU Share or any payment in lieu thereof, and the total adjustment with respect to each RSU shall be limited accordingly.

8. AMENDMENT AND TERMINATION

The Board of Directors may from time to time amend, suspend or terminate the Plan in whole or in part. The Board of Directors may from time to time amend the terms of Grants made under the Plan, subject to confirmation by the Board of Directors and the obtaining of any required regulatory or other approvals and, if any such amendment will materially adversely affect the rights of a Participant with respect to a Grant, the obtaining of the written consent of such Participant to such amendment. Notwithstanding the foregoing, (i) the obtaining of the written consent of any Participant to an amendment which materially adversely affects the rights of such Participant with respect to a Grant shall not be required if such amendment is required to comply with applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of any stock exchange on which Shares of the Corporation are listed and (ii) no amendment may be made to Section 6(f) of the Plan or to the defined terms referred to in such Section 6(f) on or after the CIC Date.

9. MISCELLANEOUS PROVISIONS

(a) **Participation Voluntary**

Participation in the Plan by a Designated Employee is voluntary. No employee shall have any claim or right to receive Grants under the Plan, and the Grant and issuance of RSUs under the Plan shall not be construed as giving a Participant any right to continue in the employment of the Corporation or its affiliated companies or affect the right of the Corporation or its affiliated companies to terminate the employment of any Participant. Unless the Board of Directors determines otherwise, no notice of termination or payment in lieu thereof shall extend the period of employment for purposes of this Plan.

(b) **Withholding Tax**

The Board of Directors and/or the Administrator may adopt and apply rules that in its opinion will ensure that the Corporation and its affiliated companies will be able to comply with applicable provisions of any federal, provincial, state or local law relating to the withholding of tax, including on the amount, if any, included in income of a Participant. The Corporation or an affiliated company or the Administrator may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation or an affiliated company will be able to comply with applicable provisions of any federal, provincial, state or local law relating to withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. The Corporation or an affiliated company or the Administrator shall, in this connection, have the right in its discretion to satisfy any such withholding tax liability by retaining or acquiring any Shares which would otherwise be issued or provided to a Participant hereunder, or withholding any portion of any cash amount payable to a Participant hereunder. The Corporation or affiliated company or the Administrator shall also have the right to withhold the delivery of any RSUs and RSU Shares and any cash payment payable to a Participant hereunder unless and until such Participant pays to the Corporation or an affiliated company a sum sufficient to indemnify the Corporation or such affiliated company for any liability to withhold tax in respect of the amounts included in the income of such Participant as a result of the settlement of RSUs under this Plan, to the extent that such tax is not otherwise being withheld from payments to such Participant by the Corporation or such affiliated company or the Administrator.

(c) **Acceptance of Terms by Participant**

Participation in the Plan by any Participant shall be construed as acceptance of the terms and conditions of the Plan by the Participant and as to the Participant's agreement to be bound thereby.

(d) **Governing Law**

The Plan shall be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(e) **Number, etc.**

In this Plan, whenever the context so requires, the masculine gender includes the feminine gender and a singular number includes the plural number.

10. *EFFECTIVE DATE AND TERM OF THE PLAN*

The Plan, and any amendments to the Plan, shall become effective upon its or their adoption by the Board of Directors. The Plan shall terminate on the date determined by the Board of Directors pursuant to Section 8 hereof and no Grants may become effective under the Plan after the date of termination, but such termination shall not affect any Grants which became effective pursuant to the Plan prior to such termination.

February 19, 2002

The Board of Directors
Call-Net Enterprises Inc.
2235 Sheppard Avenue East
Atria II, Suite 1800
Toronto, Ontario
M2J 1C6

Dear Sirs:

BMO Nesbitt Burns Inc. ("BMO NB") understands that Call-Net Enterprises Inc. ("Call-Net" or the "Corporation") is considering a transaction designed to improve the financial position of Call-Net (the "Plan of Arrangement"). The terms of the Plan of Arrangement are described in a draft management proxy circular (the "Circular") dated February 15, 2002. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Circular. All references to currency herein are in Canadian dollars.

Engagement

BMO NB was formally engaged by the Corporation pursuant to a letter agreement dated December 5, 2000 (the "Engagement Agreement").

The terms of the Engagement Agreement provide for BMO NB to provide the Corporation with various advisory services in connection with the identification and development of alternatives to enhance stakeholder value, normalize its capital structure and regain access to capital markets. Services to be provided relating to the Plan of Arrangement include, among others, the provision to the Board of this opinion (the "Fairness Opinion") relating to the fairness, from a financial point of view, of the Plan of Arrangement to the holders of the Existing Common Shares and the holders of the Existing Class B Shares.

The Fairness Opinion has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Dealers Association of Canada.

Under the Engagement Agreement BMO NB is paid a monthly work fee and is to be paid a fee for its advisory services upon the closing of the Plan of Arrangement, which services include the provision of the Fairness Opinion. In addition, BMO NB is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Corporation as described in the indemnity that forms part of the Engagement Agreement.

Subject to the terms of the Engagement Agreement, BMO NB consents to the inclusion of the Fairness Opinion, in its entirety, together with a summary of the opinion in a form acceptable to BMO NB in the Circular.

Credentials of BMO NB

BMO NB is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO NB has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Fairness Opinion expressed herein represents the opinion of BMO NB and the form and content hereof have been approved by a group of BMO NB's directors and officers, who are collectively experienced in mergers and acquisitions, divestitures, restructuring and valuation matters.

Independence of BMO NB

Within the past two years BMO NB has been engaged by the Corporation as an advisor on other matters and an affiliate of BMO NB has provided corporate credit and related services to the Corporation. These relationships have previously been terminated or expired. BMO NB has otherwise not provided any financial advisory services or participated in any financing involving the Corporation or any of its affiliates or associates within the past two years. BMO NB may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Corporation or its associates and affiliates. BMO NB does not believe that any of these relationships, either individually or in the aggregate, affect its independence with respect to the Fairness Opinion.

BMO NB acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Corporation or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation. As an investment dealer, BMO NB conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation or for its associates or affiliates, or with respect to the transaction constituted by the Plan of Arrangement.

Scope of Review

In connection with its Fairness Opinion, BMO NB has reviewed, considered, and relied upon, among other things, the following:

1. a draft copy, dated February 15, 2002 of the Circular
2. an organizational chart describing Call-Net and its various interests in subsidiaries, joint ventures and other operating companies;
3. a representation letter dated February 19, 2002 provided to BMO NB by senior management of Call-Net (the "Certificate");
4. each of the audited financial statements, including related notes to the audited financial statements, of Call-Net for the three years ended December 31, 2000;
5. the unaudited financial statements and related reports of Call-Net for the interim periods ended March 31, June 30 and September 30, 2001 and the comparative periods for the prior financial year, including managements' discussion and analysis of operating results for such periods;
6. certain internal financial information and other data relating to the business and financial prospects of Call-Net, that were provided to BMO NB by Call-Net and are not publicly available, which information considered the business and financial prospects of the Corporation both assuming the transactions constituted by the Arrangement (together with the related transactions described in the Circular) were completed and were not completed;
7. discussions with senior management of Call-Net, regarding the business plans, operations and financial projections for, and current financial position of Call-Net, which discussions considered the consequences of both completing the Arrangement (together with the related transactions described in the Circular) and not completing the Arrangement (and such related transactions);
8. the terms of the Existing Securities as well as the New Shares and the Secured Notes;
9. discussions with the Corporation's auditors and internal and external legal counsel to Call-Net with respect to various matters relating to the Plan of Arrangement;
10. a review of current capital market conditions (debt and equity);
11. a review of the financial and operating performance and market multiples for Call-Net and other selected public companies that BMO NB considered relevant; and
12. such other information, investigations and analyses as BMO NB considered necessary or appropriate in the circumstances.

BMO NB has not, to the best of its knowledge, been denied access by Call-Net or any of its associates or affiliates to any information that BMO NB has requested.

Assumptions and Limitations

With the approval of the Corporation and as provided for in the Engagement Agreement, BMO NB has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by Call-Net and its officers, associates, affiliates, consultants, advisors and representatives (collectively, the "Information"). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement Agreement, but subject to the exercise of its professional judgment, and except as expressly described herein, BMO NB has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior management of Call-Net has represented to BMO NB in the Certificate that, among other things: (i) the Information provided orally by, or in the presence of, an officer or employee of Call-Net or in writing by Call-Net (including, in each case, its associates, affiliates, consultants, advisors and representatives) or its agents to BMO NB relating to Call-Net, its associates or affiliates or to the Plan of Arrangement, for the purposes of the Engagement Agreement, including in particular preparing the Fairness Opinion was, at the date the Information was provided to BMO NB, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Call-Net, its subsidiaries, associates or affiliates or the Plan of Arrangement necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to financial forecasts, projections and budgets provided to us and used in our analysis, they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Call-Net or its associates and affiliates as to the matters covered thereby and such financial forecasts, projections and budgets reasonably represent the views of management of the financial prospects and forecasted performance of the Corporation; and (iii) since the dates on which the Information was provided to BMO NB, except as disclosed in writing to BMO NB, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Call-Net or any of its associates or affiliates and no material change has occurred in the Information or any part thereof which would have, or which could reasonably be expected to have, a material effect on the Fairness Opinion.

BMO NB has assumed that all conditions precedent to the completion of the Plan of Arrangement can be satisfied in the time required and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Plan of Arrangement can proceed as scheduled and without material additional cost to Call-Net or liability of Call-Net to third parties. BMO NB has also assumed that all draft documents referred to under "Scope of Review" above are accurate versions, in all material respects, of the final form of such documents.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Fairness Opinion and the condition and prospects, financial and otherwise, of Call-Net, its associates and affiliates, as they were reflected in the Information obtained by BMO NB. In its analyses and in preparing the Fairness Opinion, BMO NB, exercising its professional judgment, has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Plan of Arrangement.

The Fairness Opinion is provided as of the date hereof and BMO NB disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to its attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, BMO NB reserves the right to change, modify or withdraw the Fairness Opinion.

BMO NB has based its Fairness Opinion upon a variety of factors. Accordingly, BMO NB believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO NB, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO NB's conclusions as to the fairness, from a financial point of view, of the Plan of Arrangement were based on its review of the Plan of Arrangement taken as a whole, in the context of all of the matters described under the "Scope of Review", rather than on any particular element of the Plan of

Arrangement or the Plan of Arrangement outside the context of the matters described under "Scope of Review". The Fairness Opinion should be read in its entirety.

Our services and this opinion are provided solely to the Board of Directors of the Company in connection with the Plan of Arrangement. Without the express prior written consent of BMO NB, the Fairness Opinion: (i) may not be quoted, summarized, paraphrased, excerpted or referred to, in whole or in part, in any circular, registration statement, prospectus, policyholder guide or proxy statement, or in any other report, document, filing, release or other written or oral communication prepared, issued or transmitted by the Company, except that a copy of this letter may be included in the Circular, and (ii) may not be relied upon by any other person or entity or for any other purpose.

BMO NB has not been engaged to provide and has not provided: (i) an opinion as to the fairness of the transaction to the holders of the Existing Notes or the holders of the Existing Class C Shares; (ii) an opinion as to the relative fairness of the Plan of Arrangement among or as between holders of the Existing Common Shares, the Existing Class B Shares, the Existing Class C Shares or the Existing Notes; (iii) a formal valuation or appraisal of Call-Net or of any of its securities or assets or the securities or assets of Call-Net's associates or affiliates (nor have we been provided with any such valuation); (iv) an opinion concerning the future trading price of any of the securities of Call-Net, or of the securities of its associates or affiliates following the completion of the Plan of Arrangement; (v) an opinion as to the fairness of the process underlying the Plan of Arrangement; (vi) a recommendation to any holder of Existing Notes as to whether or not such Existing Notes should be held, or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement; or (vii) a recommendation to any Existing Shareholders as to whether or not the Existing Shares should be held or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement; and the Fairness Opinion should not be construed as such.

The Fairness Opinion does not address circumstances of the holders of Existing Notes or Existing Class C Shares. The Fairness Opinion does not speak to the circumstances of any particular holder of Existing Common Shares or Existing Class B Shares and accordingly, in considering their actions, those shareholders should seek their own independent advice.

Approach to Fairness

For the purposes of the Fairness Opinion, we considered that the Plan of Arrangement would be fair, from a financial point of view, to the holders of Existing Common Shares and the holders of Existing Class B Shares if the probable aggregate value of the New Common Shares and New Class B Shares to be issued to these holders pursuant to the Plan of Arrangement would exceed the probable aggregate value available to these holders in respect of their Existing Common Shares and their Existing Class B Shares, under the "Likely Alternative" (as defined below).

Approach to Fairness — Analysis

In preparing the Fairness Opinion, we have relied upon the discussions, documents and materials referred to under "Scope of Review", reviewed with Call-Net's management the alternatives reasonably available to the Corporation, and considered the following matters:

- In the absence of the Plan of Arrangement, the likely alternative (the "Likely Alternative") for the Corporation would be to maintain, in all material respects, the *status quo*, including its current debt and equity capital structure, through cash conservation measures, however the conditions under which the Corporation is currently operating are, and are expected to continue to be, deleterious to the overall enterprise value of the Corporation.
- The Corporation, with its current capital structure, is unable to implement the business plan which Call-Net has determined to be optimal and at the same time service its debt.
- The Plan of Arrangement will provide the Corporation with the opportunity to both implement its optimal business plan and service its debt.
- The Corporation has the opportunity, at this time, to effect a restructuring with the approval of both public debt and public equity holders in accordance with applicable law.

Based upon and subject to the foregoing, we are of the opinion that the probable aggregate value of the New Common Shares and New Class B Shares, to be issued to the holders of Existing Common Shares and holders of Existing Class B Shares pursuant to the Plan of Arrangement will exceed the probable aggregate value available to these holders in respect of their Existing Common Shares and Existing Class B Shares, under the Likely Alternative.

Conclusion

Based upon and subject to the foregoing, BMO NB is of the opinion that, as of the date hereof, the Plan of Arrangement is fair, from a financial point of view, to the holders of Existing Common Shares and the holders of Existing Class B Shares.

Yours very truly,

(signed) BMO NESBITT BURNS INC.

APPENDIX F — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TSE Corporate Governance Committee Guidelines	2001 Call-Net Disclosure Statement
1. The board should explicitly assume responsibility for stewardship of the Corporation (s.474(1))	Call-Net's corporate governance practices are designed to create shareholder value. Call-Net's disciplined planning, forecasting and review process enables the directors to assume effective stewardship of the Corporation and to oversee the performance of management.
Specifically, the board should assume responsibility for:	
a) adoption of a strategic planning process (s.474(1a))	The board of directors discusses strategic planning regularly at board meetings. In 2001, a strategic plan review process was undertaken by management, working in conjunction with the board of directors. Budgets and performance targets are set for the coming year in the fourth quarter and updated for major strategic changes in the first quarter of the relevant year. The directors analyze variances to the business plan and budgets at regularly scheduled board meetings.
b) identification of principal risks and the implementation of appropriate risk-management systems (s.474(1b))	The strategic planning process followed by the board identifies Call-Net's principal risks and the policies and systems, such as internal audit and information management systems, necessary to manage those risks.
c) succession planning and monitoring senior management (s.474(1c))	A senior management succession plan is reviewed by the compensation and human resources committee each year. This committee identifies, with the help of the CEO, the management needs to ensure that executive leadership skills keep pace with Call-Net's diversification into new telecommunications sectors and geographic markets as well as its maturation as a public corporation.
d) communications policy (s.474(1d))	Call-Net has a proactive communications policy in dealing with governments, regulators, and investors in Canada and the United States. Senior executives are involved on a continuous basis in making presentations to stakeholders and other parties, and the Corporation is committed to full and timely disclosure of material events and financial results. In 2001, the Corporation employs a Vice President, Treasurer and Investor Relations to address investor questions and concerns on a day-to-day basis.
e) integrity of internal control and management information systems (s.474(1e))	The audit committee reviews and approves methods of controlling corporate assets and information systems and oversees the financial reporting process in accordance with generally accepted accounting principles.

TSE Corporate Governance Committee Guidelines	2001 Call-Net Disclosure Statement
2. Majority of directors are "unrelated" (s.474(2))	Call-Net does not have a controlling shareholder and seven of the eight individuals that were board members as of December 31, 2001 are unrelated directors as defined in The Toronto Stock Exchange *Guidelines for Improved Corporate Governance*. They are independent of management and free from any interest, business or relationship that materially interferes with their ability to act in the best interests of the Corporation other than interests and relationships arising from shareholding. In October 2000, William Linton, Call-Net's new President and Chief Executive Officer, joined the board of directors as the only related director.
3. Disclose whether each director is "unrelated" (s.474(3))	Two Call-Net directors are senior executives with Sprint Communications Company L.P. of Kansas City, Missouri, which holds approximately 26% of the outstanding shares of the Corporation. The directors appointed by Sprint Communications Company L.P. understand that they are fiduciaries of an independent Corporation that has the freedom to compete in any market provided it does not use the Sprint brand, know-how or technology outside of the terms of the Sprint Alliance agreements. Having two executives of a world-leading telecommunications company as directors provides Call-Net with insights into U.S. and global telecommunications trends. The remaining six Call-Net directors who were members of the board as of December 31, 2001 come from a variety of professional backgrounds. As stated above, in October 2000, William Linton, Call-Net's President and Chief Executive Officer, was appointed to the Corporation's board. Mr. Linton is the only related director.
4. Appoint a committee responsible for appointment/ assessment of directors, composed of a majority of unrelated directors (s.474(4))	The corporate governance and nominating committee reviews the credentials of board members and nominees, recommends candidates for nomination and sets guidelines for the education and orientation of new board members. All committee members are unrelated.
5. Implement a process for assessing the effectiveness of the board, its committees and individual directors. (s.474(5))	The corporate governance and nominating committee has as part of its mandate assessing the effectiveness of the board, its mix of skills and expertise, the recruitment process, the orientation program, the frequency of board meetings, quality of information and thoroughness of discussions.
6. Provide orientation and education programs for new directors (s.474(6))	New directors are to be oriented and educated through a series of meetings with existing board members and senior management.
7. Consider reducing size of board, with a view to improving effectiveness (s.474(7))	The Corporation believes that the current number of board members provides for a diversity of views and business experience which is necessary for the Corporation to be competitive. The board at its current size operates effectively. However, the corporate governance and nominating committee will continue to consider the balance between diversity and effectiveness when reviewing long-term plans for board composition and director nomination.

TSE Corporate Governance Committee Guidelines	2001 Call-Net Disclosure Statement
8. Review compensation of directors in light of risks and responsibilities (s.474(8))	During the financial year ended December 31, 2001, all directors of the Corporation were paid an annual fee of $25,000 per year, except the Chair who was paid an annual fee of $50,000 per year, and an attendance fee of $1,500 per meeting. Chairs of committees of the board of directors were paid an annual fee of $10,000. Attendance fees of $1,500 were paid to each member of committees of the board of directors for attending each committee meeting. These fees are waived for "related" directors. Directors who are actually officers of shareholder companies have their compensation paid directly to the shareholder company and do not receive the fees set out in this paragraph. Directors are also separately reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings.
9. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated. (s.474(9))	Seven of the eight individuals who were board members as of December 31, 2001, from whose number the committees have been formed, are independent of management and free from any interest, business or relationship that could materially interfere with their ability to act in the best interests of the Corporation other than interests and relationships arising from shareholding. No related director will be appointed to sit on any committee of the board.
10. Appoint a committee responsible for the Corporation's approach to corporate governance issues (s.474(10))	The corporate governance and nominating committee establishes formal corporate governance guidelines. All committee members are unrelated.
11. Define limits to management's responsibilities by developing mandates for:	
a. the board (s.474(11))	The board of directors is responsible for supervising the management of the business and affairs of the Corporation, in order to ensure that shareholder value is realized in the business strategies followed by the Corporation.
b. the Chief Executive Officer, including the development of the corporate objectives which the CEO is responsible for meeting (s.474(12))	The duties of the CEO are itemized in Call-Net's Corporate Governance Manual adopted by the board. The CEO's duties focus on maximizing shareholder value through a long-term vision, strategic plan, ethical corporate culture, annual business plan and budgets, and effective management team. The CEO's performance is measured by the board's corporate governance and nominating committee against annual and long-term standards and goals.
12. Establish procedures to enable the board to function independently of management (s.474(12))	The independence of the board from management is ensured by the fact that all but one of the board members are not members of Call-Net's management. The independence of the board is further enabled through the separation of the positions of Chair and Chief Executive Officer. The board and committees meet without management present as appropriate.

TSE Corporate Governance Committee Guidelines	2001 Call-Net Disclosure Statement
13. Establish an Audit Committee with a specifically defined mandate, with all members being outside directors (s.474(13))	The audit committee reviews financial controls and risk management, reporting procedures, internal controls and the performance of the external auditors. An internal audit function was established in 1998, with those in charge of that function regularly reporting to the audit committee. The audit committee meets with the external auditors without management present. This committee met 5 times in 2001.
14. Implement a system to enable individual directors to engage outside advisors, at the Corporation's expense (s.474(14))	Any director may engage an outside advisor at Call-Net's expense in appropriate circumstances. In 2000, the special committee of the board engaged several independent advisors to assist it in pursuing and analyzing strategic alternatives for the Corporation. This committee has since been wound up as a result of the completion of its mandate.
Describe decisions requiring prior approval of the board	The board of directors reviews and approves, among other things, all business agreements that meet certain financial thresholds (generally, those that exceed $10 million in value), all equity investments, agreements that bind the Corporation to commitments of over 5 years, strategic alliances, changes in business focus, corporate financing and debt issuance.
Discuss the board's expectations of management	The planning process undertaken by the board of directors focuses management on enhancing shareholder value.

APPENDIX G — CALL-NET FINANCIAL STATEMENTS

INDEX TO CALL-NET FINANCIAL STATEMENTS

AUDITORS' REPORT

To the Shareholders of
Call-Net Enterprises Inc.

We have audited the consolidated balance sheets of **Call-Net Enterprises Inc.** as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
February 12, 2002
except note 21(a)
which is as of February 20, 2002

Ernst & Young LLP
Chartered Accountants

CALL-NET ENTERPRISES INC.

CONSOLIDATED BALANCE SHEETS

As at December 31
(millions of Canadian dollars)

	2001	2000
ASSETS		
Cash and cash equivalents	**15.5**	299.9
Short-term investments	**320.4**	119.2
Accounts receivable *[note 2]*	**133.7**	199.4
Other current assets *[note 3]*	**59.4**	81.2
Total current assets	**529.0**	699.7
Capital assets *[note 4]*	**754.7**	858.7
Other assets *[note 5]*	**324.6**	1,352.9
Total assets	**1,608.3**	2,911.3
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Accounts payable and accrued liabilities *[note 6]*	**251.3**	415.0
Future income tax liability *[note 9]*	**36.8**	48.8
Long-term debt *[note 7]*	**2,587.3**	2,313.1
Commitments and contingencies *[notes 7, 11 and 12]*		
Shareholders' equity (deficiency)		
Capital stock *[note 8]*		
Common Shares, unlimited authorized	**124.8**	124.8
Class B Non-Voting Shares, unlimited authorized	**863.5**	863.5
Class C Non-Voting Shares, unlimited authorized	**347.8**	347.8
Deficit	**(2,603.2)**	(1,201.7)
Total shareholders' equity (deficiency)	**(1,267.1)**	134.4
Total liabilities and shareholders' equity (deficiency)	**1,608.3**	2,911.3

See accompanying notes

On behalf of the Board:

Lawrence G. Tapp
Director

Peter Y. Tanaka
Director

CALL-NET ENTERPRISES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31
(millions of Canadian dollars, except per share amounts)

	2001	*2000*	*1999*
Revenues	**928.4**	1,250.2	1,284.2
Carrier charges	**508.9**	844.6	871.2
Gross profit	**419.5**	405.6	413.0
Operating costs	**284.7**	375.5	408.3
Earnings before interest, taxes, depreciation, amortization and unusual items	**134.8**	30.1	4.7
Unusual items *[note 15]*	**1,103.6**	127.3	4.2
Earnings (loss) before interest, taxes, depreciation and amortization	**(968.8)**	(97.2)	0.5
Depreciation and amortization	**(213.1)**	(230.7)	(206.2)
Interest on long-term debt	**(223.5)**	(205.1)	(175.1)
Interest and other income (expense)	**(4.0)**	30.9	25.1
Costs on redemption of long-term debt	**—**	—	(48.2)
Earnings (loss) before taxes	**(1,409.4)**	(502.1)	(403.9)
Income taxes benefit *[note 9]*	**7.9**	50.3	4.6
Net income (loss) for the year	**(1,401.5)**	(451.8)	(399.3)
Deficit, beginning of year	**(1,201.7)**	(749.9)	(350.6)
Deficit, end of year	**(2,603.2)**	(1,201.7)	(749.9)
Earnings (loss) per share *[note 16]*	**(15.49)**	(5.00)	(4.42)

See accompanying notes

CALL-NET ENTERPRISES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
(millions of Canadian dollars)

	2001	2000	1999
OPERATING ACTIVITIES			
Net income (loss) for the year	**(1,401.5)**	(451.8)	(399.3)
Add (deduct) operating items not requiring cash:			
Depreciation and amortization	**213.1**	230.7	206.2
Interest on long-term debt	**127.6**	112.3	104.8
Interest and other (income) expense	**15.7**	(13.2)	—
Future income taxes	**(12.0)**	(52.5)	—
Writedown of goodwill *[note 15]*	**1,071.1**	—	—
Net losses on disposals and writedowns of capital assets *[note 15]*	**21.9**	135.7	44.9
Writedown of investment *[note 15]*	**—**	11.5	—
Gain on sale of various subsidiaries *[note 15]*	**—**	(19.9)	—
Gain on sale of Microcell Telecommunications Inc. *[note 15]*	**—**	—	(66.9)
Writedown of other assets on redemption of long-term debt	**—**	—	17.3
Cash provided by (used in) operations before changes in non-cash working capital	**35.9**	(47.2)	(93.0)
Net change in non-cash working capital balances related to operations *[note 17]*	**(58.5)**	(27.4)	12.4
Cash used in operating activities	**(22.6)**	(74.6)	(80.6)
INVESTING ACTIVITIES			
(Increase) decrease in short-term investments	**(201.2)**	(115.0)	113.9
Acquisition of capital assets *[note 17]*	**(101.5)**	(192.4)	(591.0)
Net proceeds on disposal of capital assets	**37.9**	296.9	114.6
Cash acquired from additional investment in NorthPoint Canada *[note 13]*	**1.9**	—	—
Net proceeds on sale of various subsidiaries *[note 15]*	**—**	11.1	—
Investment in Cybersurf Corp.	**—**	—	(12.0)
Net proceeds on sale of Microcell Telecommunications Inc.	**—**	—	85.0
Other	**—**	(6.0)	(6.2)
Cash used in investing activities	**(262.9)**	(5.4)	(295.7)
FINANCING ACTIVITIES			
Termination of cross-currency swaps *[note 7(d)]*	**1.1**	23.9	—
Issue of long-term debt	**—**	—	985.8
Issue of capital stock	**—**	—	1.2
Repayment of long-term debt	**—**	—	(258.7)
Decrease in bank indebtedness	**—**	—	(41.8)
Debt issue costs	**—**	—	(25.4)
Cash provided by financing activities	**1.1**	23.9	661.1
Net increase (decrease) in cash and cash equivalents during the year	**(284.4)**	(56.1)	284.8
Cash and cash equivalents, beginning of year	**299.9**	356.0	71.2
Cash and cash equivalents, end of year	**15.5**	299.9	356.0

See accompanying notes

(millions of Canadian dollars, unless otherwise indicated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Call-Net Enterprises Inc. ["the Company"], through its various subsidiaries, including Sprint Canada Inc., Call-Net Technology Services, Inc. and Call-Net Barbados SRL, is an alternative provider of long distance, data and local services to business and residential customers. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"]. These principles are also in conformity in all material respects with United States generally accepted accounting principles ["U.S. GAAP"] except as described in note 20.

Effective January 1, 2001, the Company and its subsidiaries changed its method of accounting for earnings per share from the imputed interest method to the treasury stock method as required by The Canadian Institute of Chartered Accountants' Section 3500, "Earnings per Share". There was no impact to the calculation of fully diluted earnings per share for the periods presented.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's interest in its joint venture, NorthPoint Canada Enterprises Inc., was accounted for by the proportionate consolidation method prior to becoming a wholly-owned subsidiary on January 10, 2001 *[note 13]*. All significant intercompany balances and transactions have been eliminated on consolidation.

Short-term Investments

Short-term investments are recorded at the lower of cost and market value. Short-term investments include investments with original maturities of 90 days or greater. Investments with maturities less than 90 days are classified as cash and cash equivalents.

Capital Assets

Capital assets are recorded at cost. Depreciation on all assets commences when the assets are put into service. Depreciation and amortization are being provided based on the estimated useful lives of the assets on a straight-line basis as follows:

Multiplex and telephone switch equipment	10 years
Fibre optic cable	20 years
Computer equipment and software	3 years
Buildings	15 to 40 years
Leasehold improvements	term of the lease
Furniture and fixtures	5 years

Long-term Investments

Long-term investments are recorded at cost. A decline in the value of an investment that is considered to be an other than temporary impairment in value is charged against income in the period that such determination is made.

Other Assets

Goodwill

Goodwill represents the excess of the purchase price of the Company's interest in subsidiary companies over the fair value of the underlying net identifiable assets of the business acquired. Goodwill is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows excluding interest expense. Any permanent impairment of the value of the unamortized portion of goodwill is written down with a charge against income in the period that such determination is made. During the year, the Company determined a permanent impairment had occurred *[note 15]*. Prior to this determination, goodwill was being amortized on a straight-line basis over 20 years.

Other Intangible Assets

Technology and product rights, customer lists, trademarks and other intangible assets are recorded at cost.

Intangible assets are assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows. When the net carrying amount of an intangible asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Amortization of intangible assets is provided on a straight-line basis as follows:

Financing costs	term of the financing
Customer lists	5 to 10 years
Technology and product rights	10 years
Trademarks	10 years

Revenue Recognition

Substantially all of the Company's revenues are derived from long distance, data and local telecommunications services. Revenues from these services are recognized based on either customer usage as measured by the Company's switches or by contractual agreement when provided.

Revenues from the sale of goods are recognized when goods are delivered and accepted by customers.

Stock-based Compensation Plans

The Company has two stock-based compensation plans *[note 8]*. Under the Amended Director and Employee Incentive Stock Option Plan ["the Plan"] no compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees, directors or consultants on exercise of stock options is credited to share capital. Under the Employee Share Purchase Plan ["the Employee Plan"], the Company recognizes compensation expense equal to the employer contribution once this amount has vested.

Translation of Foreign Currencies

Foreign currency transactions entered into by the Company and the accounts of its foreign subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end rate of exchange and any gains or losses are reflected in income. Capital and other assets are translated at rates prevailing at the time of the transaction.

(millions of Canadian dollars, unless otherwise indicated)

Revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing at the time of the transaction, except for depreciation and amortization, which are translated at exchange rates prevailing when the related assets were acquired. Long-term debt denominated in foreign currencies is translated into Canadian dollars at the year-end rate of exchange. Exchange gains or losses on translating this long-term debt are deferred and amortized on a straight-line basis over the remaining term of the debt.

Derivative Financial Instruments

Occasionally, the Company enters into cross-currency swap agreements to manage risks associated with its U.S. dollar denominated Senior Discount Notes and Senior Notes. The net receipt or payment under these agreements is recorded on an accrual basis as an adjustment to interest expense. The costs associated with entering into the cross-currency swaps are being amortized over the term of the loan on a straight-line basis. When such agreements designated as hedges are terminated, the resulting gain or loss is deferred and amortized over the remaining term of the previously hedged item.

To the extent the Company enters into derivative contracts, which do not qualify for hedge accounting, such derivative contracts are recorded at fair value and are marked to market.

Income Taxes

Income taxes are accounted for using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2. ACCOUNTS RECEIVABLE

	2001	2000
Trade receivables	**134.4**	182.8
Other	**18.2**	46.4
Allowance for doubtful accounts	**(18.9)**	(29.8)
	133.7	199.4

(millions of Canadian dollars, unless otherwise indicated)

3. OTHER CURRENT ASSETS

	2001	2000
Cash in trust	**57.1**	71.3
Other	**2.3**	9.9
	59.4	81.2

4. CAPITAL ASSETS

	2001			2000		
	Cost	Accumulated Depreciation and Amortization	Net Book Value	Cost	Accumulated Depreciation and Amortization	Net Book Value
					[restated]	
Multiplex and telephone switch equipment	**674.3**	**257.1**	**417.2**	619.3	185.8	433.5
Fibre optic cable	**186.0**	**53.6**	**132.4**	187.9	45.6	142.3
Computer equipment and software	**253.2**	**155.5**	**97.7**	196.2	62.3	133.9
Buildings	**13.9**	**1.5**	**12.4**	13.9	1.3	12.6
Leasehold improvements	**35.2**	**23.3**	**11.9**	34.5	17.9	16.6
Furniture and fixtures	**30.3**	**26.4**	**3.9**	30.4	24.0	6.4
Land	**0.6**	**—**	**0.6**	0.6	—	0.6
Assets available for sale	**103.6**	**25.0**	**78.6**	148.7	35.9	112.8
	1,297.1	**542.4**	**754.7**	1,231.5	372.8	858.7

Included in assets available for sale for 2001 and 2000 is non-revenue generating fibre optic cable in Canada and the United States. Also included in assets available for sale in 2000 are switches in Canada and the United States. Included in accumulated depreciation and amortization is the writedown of certain capital assets *[note 15]*.

In July 2001, the Company disposed of certain non-revenue generating switch equipment having a book value of $4.3 for proceeds of $0.9. A loss of $3.3 was recorded as an unusual item. In addition, the Company realized gains of $9.4 on sales of certain assets and settlement of certain fibre swaps *[note 15]*.

In August 2000, the Company disposed of non-revenue producing fibre optic cable assets having a book value of $275.0 for proceeds of $216.6. A loss of $62.3 ($26.4 net of tax) was recorded as an unusual item *[note 15]*.

In June 2000, the Company's building under construction was sold for proceeds of $85.4. No gain or loss was recorded.

The December 31, 2000 capital assets schedule has been revised to reflect a $25.0 reclassification of accumulated depreciation and amortization between fibre optic cable and assets available for sale.

(millions of Canadian dollars, unless otherwise indicated)

5. OTHER ASSETS

	2001			2000		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Financing costs and deferred foreign exchange	**226.2**	**33.2**	**193.0**	88.6	13.7	74.9
Customer list	**200.0**	**90.5**	**109.5**	200.0	71.6	128.4
Technology and product rights	**44.7**	**35.9**	**8.8**	44.7	31.4	13.3
Trademarks	**14.9**	**11.9**	**3.0**	14.9	10.4	4.5
Prepaid right of way	**9.8**	—	**9.8**	12.0	—	12.0
Investment in Cybersurf Corp.	**0.5**	—	**0.5**	0.5	—	0.5
Goodwill	—	—	—	1,286.3	167.0	1,119.3
	496.1	**171.5**	**324.6**	1,647.0	294.1	1,352.9

During the year, the Company recorded a writedown of goodwill of $1,071.1 *[note 15]*.

The Company has also reviewed the estimated useful life of the remaining long-lived assets and determined that the useful life of the *f*ONOROLA customer list should be reduced from 10 years to 8 years on a prospective basis beginning October 1, 2001. The annual impact on amortization expense will be $6.3.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2001	2000
Accrued liabilities and trade payables	**88.0**	163.3
Carrier payables	**65.4**	136.8
Right of way liability	**39.9**	35.3
Accrued interest	**19.9**	18.5
Fibre swap deposits	—	30.9
Payroll related liabilities	**15.5**	12.2
Other	**22.6**	18.0
	251.3	415.0

7. LONG-TERM DEBT

	Interest Rate	2001	2000
(a) Senior Discount Notes due 2007	9.270%	**412.5**	354.9
(a) Senior Notes due 2007	8.375%	**100.0**	100.0
(b) Senior Discount Notes due 2008	8.940%	**602.1**	516.8
(b) Senior Notes due 2008	8.000%	**278.7**	262.8
(c) Senior Discount Notes due 2009	10.800%	**477.3**	404.8
(c) Senior Notes due 2009	9.375%	**716.7**	673.8
		2,587.3	2,313.1

(millions of Canadian dollars, unless otherwise indicated)

(a) Senior Discount Notes and Senior Notes due 2007

The Company's U.S. $275.0 Senior Discount Notes ["the 2007 Discount Notes"] mature on August 15, 2007. The 2007 Discount Notes were issued in 1997 at a 36.321% discount to their principal amount, reflecting that no cash interest will be payable prior to August 15, 2002. Thereafter, cash interest will accrue at 9.27% per annum payable semi-annually on each of August 15 and February 15. The 2007 Discount Notes are redeemable in whole or in part at the option of the Company any time after August 15, 2002 at 104.635% of the principal amount, declining ratably to 100% of the principal amount on or after August 15, 2004 plus, in each case, interest accrued to the date of redemption.

The Company's $100.0 Senior Notes ["the 2007 Notes"] mature on August 15, 2007. The 2007 Notes were issued in 1997 at par value. Interest is payable semi-annually on August 15 and February 15. The 2007 Notes are redeemable in whole or in part at the option of the Company any time after August 15, 2002 at 104.188% of the principal amount, declining ratably to 100% of the principal amount on or after August 15, 2004 plus, in each case, interest accrued to the date of redemption.

(b) Senior Discount Notes and Senior Notes due 2008

The Company's U.S. $436.0 Senior Discount Notes ["the 2008 Discount Notes"] mature on August 15, 2008. The 2008 Discount Notes were issued in 1998 at a 35.751% discount to their principal amount, reflecting that no cash interest will be payable prior to August 15, 2003. Thereafter, cash interest will accrue at 8.94% per annum payable semi-annually on each of August 15 and February 15. The 2008 Discount Notes are redeemable in whole or in part at the option of the Company any time after August 15, 2003 at 104.47% of the principal amount, declining ratably to 100% of the principal amount on or after August 15, 2006 plus, in each case, interest accrued to the date of redemption.

The Company's U.S. $175.0 Senior Notes ["the 2008 Notes"] mature on August 15, 2008. The 2008 Notes were issued in 1998 at approximately par value. Interest is payable semi-annually on August 15 and February 15. The 2008 Notes are redeemable in whole or in part at the option of the Company any time after August 15, 2003 at 104.0% of the principal amount, declining ratably to 100% of the principal amount on or after August 15, 2006, plus, in each case, interest accrued to the date of redemption.

(c) Senior Discount Notes and Senior Notes due 2009

The Company's U.S. $385.0 Senior Discount Notes ["the 2009 Discount Notes"] mature on May 15, 2009. The 2009 Discount Notes were issued in 1999 at a 41.037% discount to their principal amount, reflecting that no cash interest will be payable prior to May 15, 2004. Thereafter, cash interest will accrue at 10.8% per annum payable semi-annually on each of May 15 and November 15. The 2009 Discount Notes are redeemable in whole or in part at the option of the Company any time on or after May 15, 2004 at 105.4% of the principal amount, declining ratably to 100% of the principal amount on or after May 15, 2007 plus, in each case, interest accrued to the date of redemption.

The Company's U.S. $450.0 Senior Notes ["the 2009 Notes"] mature on May 15, 2009. The 2009 Notes were issued in 1999 at approximately par value. Interest is payable semi-annually on May 15 and November 15. The 2009 Notes are redeemable in whole or in part at the option of the Company any time after May 15, 2004 at 104.688% of the principal amount, declining ratably to 100% of the principal amount on or after May 15, 2004 plus, in each case, interest accrued to the date of redemption.

(millions of Canadian dollars, unless otherwise indicated)

Each of the Company's Senior Notes and Senior Discount Notes are unsecured obligations and rank *pari passu* in right of payment with all unsubordinated, unsecured indebtedness of the Company. The Senior Discount Notes and the Senior Notes are governed by trust indentures which contain certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, incur liens, pay dividends or repurchase the Company's capital stock.

In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price with respect to (i) the Senior Discount Notes, of 101% of their accreted value on the date of purchase, if such offer to purchase is consummated on or before May 15, 2004 and of 101% of their principal amount plus accrued and unpaid interest to the date of purchase, if such offer to purchase is consummated thereafter, and (ii) the Senior Notes, of 101% of their principal amount plus accrued and unpaid interest to the date of purchase.

(d) Hedging Activities

The Company had entered into cross-currency swap agreements to reduce its exposure to fluctuations in the exchange rate of the U.S. dollar as compared to the Canadian dollar.

During the year, the Company terminated its remaining cross-currency swap agreements in place to hedge the 2008 Notes and a portion of both the 2008 Discount Notes and the 2009 Notes. Net cash received upon the termination of cross-currency agreements was $1.1 (2000 — $23.9). The resulting gain has been deferred and is being amortized over the remaining term of the related debt.

8. CAPITAL STOCK

Certain restrictions on the payment of dividends exist as a result of the long-term debt issued in 1997, 1998 and 1999.

Common Shares

The Company is authorized to issue an unlimited number of Common Shares. The holders of Common Shares are entitled to one vote for each share held at any meeting of shareholders of the Company. The Common Shares may be subject to constraints on transfer to ensure the Company's compliance with the foreign ownership provisions of the Telecommunications Act (Canada).

Preferred Shares

The Company is authorized to issue in series an unlimited number of Preferred Shares of which none were outstanding at December 31, 2001, 2000, and 1999. The Board will determine the rights and attributes when each series is issued.

Class B Non-Voting Shares

The Class B Non-Voting Shares were created in October 1993 when each Common Share then outstanding was converted into one Common Share and one Class B Non-Voting Share.

The Class B Non-Voting Shares rank *pari passu* with Common Shares and Class C Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise. The holders of Class B Non-Voting Shares are not entitled to vote at any meeting of shareholders of the Company.

(millions of Canadian dollars, unless otherwise indicated)

Class C Non-Voting Shares

The Class C Non-Voting Shares may not be held by parties other than Sprint Communications Company L.P. ["Sprint L.P."], its affiliates and permitted associates. The Class C Non-Voting Shares rank *pari passu* with Common Shares and Class B Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise. The holders of Class C Non-Voting Shares are not entitled to vote at any meeting of shareholders of the Company. However, the holders of the Class C Non-Voting Shares are entitled to elect up to three directors of the Company as long as they maintain a significant equity interest in the Company.

The Class C Non-Voting Shares may be converted into Class B Non-Voting Shares (on a Share-for-Share basis) at anytime or Common Shares and Class B Non-Voting Shares (on the basis of one-half Common Share and one-half Class B Non-Voting Share for each Class C Non-Voting Share) in certain circumstances.

Number of Shares	Common	Class B	Class C
Balance, December 31, 1998	**17,580,396**	**50,911,604**	**21,775,017**
Issued pursuant to options	—	176,758	—
Balance, December 31, 1999	**17,580,396**	**51,088,362**	**21,775,017**
Issued pursuant to options	—	5,000	—
Balance, December 31, 2000 and 2001	**17,580,396**	**51,093,362**	**21,775,017**

Dollars	Common	Class B	Class C
Balance, December 31, 1998	**124.8**	**862.4**	**347.8**
Issued pursuant to options	—	1.1	—
Balance, December 31, 1999	**124.8**	**863.5**	**347.8**
Issued pursuant to options	—	—	—
Balance, December 31, 2000 and 2001	**124.8**	**863.5**	**347.8**

2000 and 1999 Transactions

All Class B Non-Voting Shares were issued pursuant to the exercise of options under the Plan.

Stock Options

All options of the Company are granted pursuant to the Plan from shares reserved for issuance upon the exercise of options granted under such Plan. The Plan currently reserves a maximum of 2,640,333 Common Shares and 9,392,734 Class B Non-Voting Shares for issuance upon the exercise of options granted including shares reserved for issuance under options outstanding at the Plan initiation date, December 21, 1995. All shares reserved for issuance under the Plan are granted under the terms and conditions of the Plan. This Plan permits the granting of options at a price no less than the closing price of the Common Shares or Class B Non-Voting Shares, as applicable, on The Toronto Stock Exchange on the first day preceding the date on which the option is granted that such shares trade, and for a term not to exceed 10 years from the date of grant. Options granted January 1, 1999 and onwards vest in three yearly installments of 33.3% each. Options granted prior to January 1, 1999 vest in four yearly instalments of 15%, 20%, 25% and 40% respectively.

(millions of Canadian dollars, unless otherwise indicated)

The following is a continuity of stock options outstanding for which Common Shares have been reserved:

Common Shares

	2001		2000		1999	
	Number Outstanding	Weighted — Average Exercise Price Per Share	Number Outstanding	Weighted — Average Exercise Price Per Share	Number Outstanding	Weighted — Average Exercise Price Per Share
Balance, beginning of year	**1,894,909**	**11.28**	1,720,409	13.20	995,409	16.67
Granted during the year	**400,000**	**1.27**	600,000	4.78	775,000	9.51
Cancelled during the year	**(1,219,909)**	**14.23**	(425,500)	9.86	(50,000)	25.10
Balance, end of year	**1,075,000**	**4.22**	1,894,909	11.28	1,720,409	13.20
Exercisable, end of year	**708,332**	**5.56**	1,611,579	12.50	1,314,159	14.00

The following table summarizes information about the Common Shares stock options outstanding at December 31, 2001:

Common Shares

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted — Average Remaining Contractual Life in Years	Weighted — Average Exercise Price Per Share	Number Exercisable at December 31, 2001	Weighted — Average Exercise Price Per Share	Expiry Dates
$1.03 to $5.00	700,000	5.9	1.82	333,332	2.04	2007-2008
$5.01 to $8.70	375,000	4.3	8.70	375,000	8.70	2006
$1.03 to $8.70	1,075,000	5.4	4.22	708,332	5.56	

The following is a continuity of stock options outstanding for which Class B Non-Voting Shares have been reserved:

Class B Non-Voting Shares

	2001		2000		1999	
	Number Outstanding	Weighted — Average Exercise Price Per Share	Number Outstanding	Weighted — Average Exercise Price Per Share	Number Outstanding	Weighted — Average Exercise Price Per Share
Balance, beginning of year	**4,327,306**	**7.82**	4,347,341	10.35	2,659,244	15.71
Granted during the year	**3,067,857**	**1.13**	1,983,720	4.46	2,805,900	7.77
Cancelled during the year	**(2,137,007)**	**8.30**	(1,998,755)	9.37	(941,045)	18.44
Exercised during the year	**—**	**—**	(5,000)	5.38	(176,758)	6.99
Balance, end of year	**5,258,156**	**3.77**	4,327,306	7.82	4,347,341	10.35
Exercisable, end of year	**2,737,022**	**5.11**	2,321,751	9.43	1,357,454	12.30

(millions of Canadian dollars, unless otherwise indicated)

The following table summarizes information about the Class B Non-Voting Shares stock options outstanding at December 31, 2001:

Class B Non-Voting Shares

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted — Average Remaining Contractual Life in Years	Weighted — Average Exercise Price Per Share	Number Exercisable at December 31, 2001	Weighted — Average Exercise Price Per Share	Expiry Dates
$0.29 to $5.00	3,440,806	6.1	1.33	1,361,552	1.52	2008-2009
$5.01 to $11.00	1,555,850	4.7	6.94	1,157,970	6.97	2004-2007
$11.01 to $17.00	125,500	2.9	12.35	85,500	12.28	2003-2005
$17.01 to $27.60	136,000	3.0	21.41	132,000	21.30	2005
$0.29 to $27.60	5,258,156	5.6	3.77	2,737,022	5.11	

The Employee Plan

Effective July 1, 1999, the Company amended the Employee Plan to advance funds ["employer contributions"] to employees at the rate of $0.50 for each dollar contributed by the employee towards the purchase of Common Shares. Employer contributions vest 12 months after the funds are advanced. Effective January 31, 2002, employee contributions to the Employee Plan were suspended.

Prior to July 1, 1999, the Company contributed $0.15 for each dollar contributed by the employee toward the purchase of Class B Non-Voting Shares. Employees' contributions were generally capped at 10% of gross wages. Shares acquired by employees were not subject to any vesting criteria.

All shares purchased under the Employee Plan are purchased on the open market.

Shareholders' Rights Plan

The Company has a Shareholders' Rights Plan ["Rights Plan"], the terms and conditions of which are set out in the Shareholders' Rights Plan Agreement dated as of August 3, 1999 and ratified by the Shareholders of the Company at a Special Meeting of Shareholders held on January 27, 2000. The Rights Plan was adopted to provide the Company with sufficient time, on the occurrence of certain triggering events, including the acquisition by a person or group of 20% or more of the outstanding Common Shares and/or Class B Non-Voting Shares of the Company in a transaction not approved by the Board of Directors (and, in certain cases, the Shareholders), to pursue alternatives to enhance shareholder value. Under the Rights Plan, one Right was issued in respect of each Common Share, Class B Non-Voting Share and Class C Non-Voting Share outstanding. Upon the occurrence of certain triggering events, the Rights entitle holders (other than the acquiring person or group) to acquire that number of shares of the Company, of the appropriate class, that have a market value equal to twice the exercise price. Sprint L.P. will not become an acquiring person as a result of acquiring Class C Non-Voting Shares pursuant to a subscription agreement between Sprint L.P. and the Company, or the conversion by Sprint L.P. of such shares.

(millions of Canadian dollars, unless otherwise indicated)

9. INCOME TAXES

The reconciliation of income tax computed at the statutory tax rates to the provision for income taxes is as follows:

	2001	2000	1999
Recovery of income taxes based on the combined statutory income tax rate of 42% (44% — 2000; 45% — 1999)	**592.0**	220.9	181.8
Tax effect of expense items not deductible for tax	**(449.7)**	(30.3)	(30.9)
Unrecognized tax benefits of losses and temporary differences	**(135.5)**	(147.1)	(144.2)
Large corporations tax	**(2.9)**	(2.2)	(2.1)
Reduction in future income tax liability resulting from substantively enacted tax rate reduction	**4.0**	9.0	—
Income taxes benefit	**7.9**	50.3	4.6

Future income tax liability consists of tax (benefits) liabilities arising from:

	2001	2000
Benefits:		
Taxable loss carry forwards	**(337.0)**	(322.8)
Accounting values of liabilities in excess of tax values	**(38.9)**	(28.6)
Total future tax benefit	**(375.9)**	(351.4)
Liabilities:		
Accounting values of assets in excess of tax values	**57.9**	61.0
Total future income tax liability	**57.9**	61.0
Total future income tax (benefit) liability	**(318.0)**	(290.4)
Valuation allowance	**354.8**	339.2
Net future income tax liability	**36.8**	48.8

At December 31, 2001, the Company had approximately $1,079.6 in losses available for Canadian income tax purposes to reduce future years' taxable income. Income tax losses will expire as follows:

2002	**47.3**
2003	**56.3**
2004	**1.1**
2005	**94.7**
2006	**385.3**
2007	**292.8**
2008	**202.1**
	1,079.6

Also, at December 31, 2001, the Company had approximately $1,032.9 in capital losses available to offset future years' capital gains, the tax effect of which has not been recorded in the accounts. Capital losses have no expiry date.

(millions of Canadian dollars, unless otherwise indicated)

10. INVESTMENT IN JOINT VENTURE

In February 2000, the Company formed a joint venture [the "NorthPoint Joint Venture"], with NorthPoint Communications Group Inc. to offer broadband services to business and other carriers throughout Canada using digital subscriber line technology.

On January 10, 2001, the joint venture became a wholly-owned subsidiary of the Company *[note 13]*. Results of operations in 2001 for the period prior to acquisition were nominal.

The amounts that represent the Company's proportionate interest in the NorthPoint Joint Venture for the preceding period include net working capital of $4.6, long-term assets of $12.1 and net loss of $3.2. In addition, cash provided by operating activities totalled $5.6 and cash used for investing activities totalled $12.2.

11. FINANCIAL COMMITMENTS

The Company leases office space under operating leases that expire through 2013. The Company also has agreements with certain telephone companies that guarantee the long-term supply of network facilities at discounts to full rates.

The future minimum payments under these agreements in aggregate and for each of the next five years and thereafter are as follows:

	Office Space	Network Facilities
2002	**15.1**	**32.0**
2003	**14.9**	**21.3**
2004	**14.2**	**8.6**
2005	**13.6**	**—**
2006	**13.2**	**—**
Thereafter	**13.2**	**—**
	84.2	**61.9**

During 2001, the Company entered into a five-year information technology services outsourcing agreement. The Company has committed to make payments of approximately $10.8 in the first year and approximately $10.0 per year in the remaining four years of the agreement.

The Company has provided corporate guarantees of approximately $2.7 with respect to various customer lease arrangements.

At December 31, 2001, the Company has outstanding commitments to swap a portion of its fibre optic cable. These swaps were at the book value of the asset at the original transaction date, which approximate market value.

The Company has entered into agreements with a supplier to purchase an indefeasible right of use for fibre in Canada and the United States as well as other products and services with a combined value of $31.3 over the next four years.

(millions of Canadian dollars, unless otherwise indicated)

12. CONTINGENCIES

Litigation

On September 21, 2001, the Company announced that the Company and a former President and Chief Executive Officer of the Company, reached a mutually agreeable settlement relating to a claim which sought damages in respect of his termination of employment on October 14, 1999. The settlement was significantly lower than the original claim brought against the Company. The Company had provided sufficiently for the settlement and therefore, this settlement does not impact current results.

The application for directions from the Court commenced by Montreal Trust Company of Canada (now Computershare Investor Services Inc.) on April 27, 2000 concerning the payment of $30.0 held in trust under a "change in control agreement" with certain senior management dated September 9, 1999 remains outstanding. The application was heard by way of a trial during the week of December 3, 2001. On January 28, 2002 the Court ruled that no change in control had occurred and directed the trust company to return the amounts held in trust back to the Company. The time period during which the applicants can appeal the decision has not yet expired. In the event that the Company lost an appeal, it will no longer be entitled to some of the $30.0 held in trust in other current assets.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

13. ACQUISITION

On January 10, 2001, the Company acquired the 50% interest in NorthPoint Joint Venture owned by NorthPoint Communications Group Inc. for $8.0 by way of redemption of shares. As a result, NorthPoint Canada Enterprises Inc. is now a wholly-owned subsidiary. The acquisition was accounted for using the purchase method, and the results of operations were included in these consolidated financial statements from the date of acquisition. The purchase price was allocated to the net identifiable assets acquired based on their estimated fair values.

14. RELATED PARTY TRANSACTIONS

In the normal course of business, for each of the three years ended December 31, the Company has engaged in significant sales and purchases of telecommunication services with Sprint Corporation, which maintains an approximate 25% equity interest in the Company, through its subsidiary, Sprint L.P. These transactions were made at market prices under normal trade terms and conditions. At December 31, 2001, the net balance due to Sprint Corporation is $2.3 [2000 — $17.0]. Included in revenue and carrier charges are transactions with Sprint Corporation and its affiliates for the years ended December 31 as follows:

	2001	2000	1999
Revenue	**23.3**	62.7	56.7
Carrier charges	**37.9**	75.4	78.3

(millions of Canadian dollars, unless otherwise indicated)

15. UNUSUAL ITEMS

	2001	2000	1999
Writedown of goodwill	**1,071.1**	—	—
Loss on closure of subsidiary	**21.2**	—	—
Special charge	**17.4**	84.9	71.1
Loss (gain) on sale of capital assets *[note 4]*	**(6.1)**	62.3	—
Gain on sale of various subsidiaries	**—**	(19.9)	—
Gain on sale of Company's investment in Microcell Telecommunications Inc.	**—**	—	(66.9)
	1,103.6	127.3	4.2

In the third quarter of 2001, the Company performed an assessment for impairment of the carrying values of its long-lived assets. The assessment was performed due to: (i) deterioration of the economic environment; (ii) the substantial decline of market value of companies in the telecommunications services sector; and (iii) the decrease in the Company's revenue base. The assessment indicated that the decline within the industry was significant and other than a temporary impairment.

A comparison of projected undiscounted cash flows to the carrying value of the long-lived assets including goodwill, indicated that an impairment charge was required. The amount of the impairment charge was determined by comparing the excess of the carrying value of the long-lived assets over their estimated fair value based on a number of scenarios and considering the probability of their expected outcome.

Fair value was estimated by projecting a range of future discounted cash flows excluding interest expense. The cash flow period used was 4 years and the terminal values were estimated based on an analysis of a range of industry-wide comparable EBITDA multiples. The Company evaluated a range of discount rates used as the Company's average cost of capital. The assumptions supporting the estimated future cash flows, discount rate and terminal values were based on management's best estimates.

Based on this assessment, the Company recorded a $1,071.1 writedown of goodwill. The charge is included in the caption "Unusual items" on the Consolidated Statements of Operations and Deficit.

Also during the third quarter of 2001, the Company recorded a charge of $21.2 relating to the closure of its wholly-owned subsidiary, ascenda Inc., as part of its plan to focus on the profitable deployment of capital resources in core operations. The charge includes $18.6 for writedowns of capital assets and $2.6 for severance and contract termination costs.

During the second quarter of 2001, the Company recorded a special charge of $8.0 for severance, facility and lease termination costs incurred as part of its plan to focus on profitability. As well, during this period, the Company recorded a special charge of $9.4 for an additional provision on redundant assets.

During 2000, the Company realigned resources and investments to focus on core business activities and gain operational efficiencies. As a result, a provision of $84.9 was taken against assets. Included within this provision is a charge of $73.4 made against redundant assets and assets available for sale. In addition, an $11.5 writedown was taken against the investment in Cybersurf Corp. due to a decline in value determined to be other than a temporary impairment.

On December 29, 2000, the shares of a wholly-owned subsidiary were sold along with its holdings in various other non-operating subsidiaries for a gain of $19.9 and net cash proceeds of $11.1.

(millions of Canadian dollars, unless otherwise indicated)

During 1999, the Company began steps to realign resources and investments. As a result, a provision of $71.1 was charged to earnings partially offset by a gain on sale of the Company's investment in Microcell Telecommunications Inc. of $66.9. The proceeds from the sale of this investment were $85.0. The $71.1 charged to earnings was comprised of a $44.0 writedown of capital assets, $10.0 for advisory costs and other expenses arising from the Company's Special Shareholders' Meeting on October 14, 1999 and $17.1 for severance, facility and lease termination costs. As at December 31, 2001, $8.9 [2000 — $10.0] of the provision was included in accounts payable and accrued liabilities. All of these activities are substantially completed, but some payments have not been finalized.

16. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of Common Shares, Class B Non-Voting Shares and Class C Non-Voting Shares outstanding during the year 2001 — 90,448,755 [2000 — 90,447,655 and 1999 — 90,365,227]. The potential exercise of stock options has no current dilutive effect on earnings (loss) per share.

17. CONSOLIDATED STATEMENTS OF CASH FLOWS

Net Change in Non-Cash Working Capital Balances

	2001	2000	1999
Accounts receivable	**44.5**	46.5	(4.4)
Other current assets	**21.8**	(33.6)	(34.9)
Accounts payable and accrued liabilities	**(124.8)**	(40.3)	51.7
Net change in non-cash working capital balances related to operations	**(58.5)**	(27.4)	12.4

Non-Cash Transactions

Acquisition of capital assets as shown in the consolidated statements of cash flows and changes in accounts payable and accrued liabilities were reduced by accrued amounts of $2.0 [2000 — nil; 1999 — nil]. In addition, the Company disposed of capital assets of $15.0 in exchange for consideration of capital assets of $15.0 [2000 — $33.2; 1999 — nil]. Accordingly, these transactions are not reflected in the consolidated statements of cash flows.

Other Information

	2001	2000	1999
Cash received for interest	**18.1**	18.6	19.8
Cash paid for interest	**99.7**	96.3	64.1
Cash paid for income taxes	**2.2**	2.2	2.1

(millions of Canadian dollars, unless otherwise indicated)

18. ADDITIONAL FINANCIAL INFORMATION

[a] Fair Values

The carrying amounts and estimated fair values of the Company's financial instruments as at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
Financial assets				
Cash and cash equivalents	**15.5**	**15.5**	299.9	299.9
Short-term investments	**320.4**	**320.4**	119.2	119.2
Accounts receivable	**133.7**	**133.7**	199.4	199.4
Other current assets	**59.4**	**59.4**	81.2	81.2
Investment in Cybersurf Corp.	**0.5**	**0.3**	0.5	0.5
Financial liabilities				
Accounts payable and accrued liabilities	**251.3**	**251.3**	415.0	415.0
Long-term debt	**2,587.3**	**756.9**	2,313.1	861.3
Off-balance sheet instruments				
Favourable (unfavourable) currency and interest rate agreements	**—**	**—**	—	1.6

The fair values of the Company's financial instruments have been determined as outlined below, however, the estimated fair values do not necessarily represent amounts that the Company could potentially realize or be obligated to pay in a current market exchange between arm's length parties.

Cash and cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable and accrued liabilities

The carrying values of the Company's cash and cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable and accrued liabilities approximate fair value due to their current nature.

Investment in Cybersurf Corp.

The fair value of the Company's investment in Cybersurf Corp. is based on the closing price on The Canadian Venture Exchange.

Long-term debt

The Company's debt trades over-the-counter and is not listed on an exchange. The fair value of the Company's long-term debt is estimated based on current trading values using best estimates.

Currency and interest rate agreements

The fair values of the cross-currency swap agreements and the interest rate swaps are based on values quoted by the counterparties to the agreements.

(millions of Canadian dollars, unless otherwise indicated)

[b] Other Disclosures

Credit Risk

Short-term investments are placed exclusively with entities having ratings of at least R-1 (low) by a recognized Canadian debt rating agency.

The Company's accounts receivable are not subject to any concentration of credit risk. The portfolio is diversified as to both geographic and industry concentrations.

Currency Agreements

The Company had entered into cross-currency swap agreements to mitigate its exposure to fluctuations in the relationship between the Canadian and U.S. dollars created by the Company's U.S. dollar denominated debt obligations. During the year, the Company terminated all of its remaining cross-currency swap agreements *[note 7(d)]* which increased the Company's risk to currency fluctuation for the U.S. $2,665.7 that will be paid in principal and interest over the remaining term of these instruments.

19. SEGMENTED INFORMATION

The Company is a facilities-based carrier of long distance, data and local telecommunications services. It offers different products or services to two market segments: (i) Residential customers and (ii) Business, including small, medium and large business and government customers. Substantially all of the Company's assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business unit as assets are shared by all segments.

Customer Segments

	Residential	Business	Corporate and other	Total
2001				
Long distance	170.3	454.2	—	624.5
Data	28.0	249.7	—	277.7
Local	18.2	8.0	—	26.2
Total revenues	216.5	711.9	—	928.4
Operating costs	(67.9)	(107.7)	(109.1)	(284.7)
	148.6	604.2	(109.1)	643.7
Carrier costs				(508.9)
Earnings before interest, taxes, depreciation, amortization and unusual items				134.8

December 31, 2001
(millions of Canadian dollars, unless otherwise indicated)

	Residential	Business	Corporate and other	Total
2000				
Long distance	259.3	678.0	—	937.3
Data	40.9	252.6	—	293.5
Local	15.1	4.3	—	19.4
Total revenues	315.3	934.9	—	1,250.2
Operating costs	(106.3)	(124.9)	(144.3)	(375.5)
	209.0	810.0	(144.3)	874.7
Carrier costs				(844.6)
Earnings before interest, taxes, depreciation, amortization and unusual items				30.1
1999				
Long distance	373.8	653.3	—	1,027.1
Data	41.8	210.9	—	252.7
Local	3.2	1.2	—	4.4
Total revenues	418.8	865.4	—	1,284.2
Operating costs	(144.7)	(106.1)	(157.5)	(408.3)
	274.1	759.3	(157.5)	875.9
Carrier costs				(871.2)
Earnings before interest, taxes, depreciation, amortization and unusual items				4.7

20. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"], which differ in certain respects from United States generally accepted accounting principles ["U.S. GAAP"]. The significant adjustments which are described below would be required in the consolidated financial statements to comply with U.S. GAAP.

(millions of Canadian dollars, unless otherwise indicated)

Balance Sheets — Assets and Liabilities

	2001	2000
Canadian GAAP		
Current assets	**529.0**	699.7
Capital assets	**754.7**	858.7
Other assets	**324.6**	1,352.9
Total Canadian GAAP Assets	**1,608.3**	2,911.3
Canadian GAAP Future Income Tax Liability	**36.8**	48.8
U.S. GAAP		
Other investment available for sale	**0.3**	0.5
Other current assets	**529.0**	699.7
Total current assets	**529.3**	700.2
Capital assets	**767.4**	870.9
Other assets	**148.6**	1,323.8
Total U.S. GAAP Assets	**1,445.3**	2,894.9
U.S. GAAP Future Income Tax Liability	**36.8**	57.8

Under Canadian GAAP, portfolio investments are accounted for at the lower of cost and market. Under U.S. GAAP, portfolio investments classified as available for sale are carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

Under U.S. GAAP, interest expense to date of $12.7 [2000 — $12.2] would have been capitalized as part of the cost of constructing fibre optic cable and buildings. Under Canadian GAAP, these amounts have been expensed.

Under U.S. GAAP, purchase accounting requires certain integration costs arising from an acquisition to be capitalized as part of the purchase equation and would increase goodwill. Under Canadian GAAP, these integration costs were expensed.

Under U.S. GAAP, foreign exchange gains or losses on the translation of long-term monetary items are included in income as incurred. Under Canadian GAAP, foreign exchange gains or losses on the translation of long-term monetary items are deferred and amortized.

Under Canadian GAAP, future income tax liabilities are valued using the income tax rates expected to apply when the liability is settled or the asset is realized based on substantively enacted income tax rates. Under U.S. GAAP, income tax rates applied are based on those completely enacted into law.

Under Canadian GAAP, the Company accounted for its investment in a joint venture using the proportionate consolidation method prior to the joint venture becoming a wholly-owned subsidiary. Under U.S. GAAP, the Company should account for its investment in the joint venture using the equity method. However, as permitted by the United States Securities and Exchange Commission, this difference in accounting has not been reflected in the U.S. GAAP amount above. Additional information concerning the Company's interest in a joint venture is presented in note 10.

(millions of Canadian dollars, unless otherwise indicated)

Balance Sheets — Shareholders' Equity (Deficiency)

	2001	2000
Canadian GAAP — Capital Stock	**1,336.1**	1,336.1
Share purchase incentives	**4.6**	4.6
Reduction in stated capital	**10.7**	10.7
U.S. GAAP — Capital Stock	**1,351.4**	1,351.4
Canadian GAAP — Deficit	**(2,603.2)**	(1,201.7)
Share purchase incentives	**(4.6)**	(4.6)
Reduction in stated capital	**(10.7)**	(10.7)
Integration costs capitalized	**—**	23.7
Deferred foreign exchange gains (losses)	**(175.5)**	(52.3)
Capitalized interest	**12.7**	12.2
Future income tax liability valuation	**—**	(9.0)
U.S. GAAP — Deficit	**(2,781.3)**	(1,242.4)
Canadian GAAP — Other Comprehensive Income	**—**	—
Unrealized gains on investment available for sale	**(0.2)**	—
U.S. GAAP — Other Comprehensive Income	**(0.2)**	—
Total Canadian GAAP Shareholders' Equity (Deficiency)	**(1,267.1)**	134.4
Total U.S. GAAP Shareholders' Equity (Deficiency)	**(1,430.1)**	109.0

Under Canadian GAAP, stock options are accounted for at the date of exercise when the purchase is recorded as an increase to capital stock. For purposes of reconciliation to U.S. GAAP, stock options granted to employees have been accounted for in accordance with APB 25, such that the excess of the market value of the shares over the exercise price is expensed and charged to income with a corresponding increase to capital stock over the vesting period. Certain stock options are considered to be part of a variable stock option plan under U.S. GAAP in accordance with Financial Accounting Standards Board Interpretation Number 44 and as such compensation expense is recorded for the excess of the market value of the shares over the exercise price at each reporting period [2001 and 2000 — nil].

Canadian GAAP allows for the reduction of the stated capital of outstanding shares with a corresponding offset to deficit. This reclassification which the Company made in 1992 is not permitted by U.S. GAAP.

U.S. GAAP Standard No. 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions.

(millions of Canadian dollars, unless otherwise indicated)

Statements of Operations

	2001	2000	1999
Net income (loss) based on Canadian GAAP	**(1,401.5)**	(451.8)	(399.3)
Amortization of integration costs capitalized	**(1.0)**	(1.3)	(1.3)
Writedown of integration costs capitalized	**(22.7)**	—	—
Deferred foreign exchange gains (losses)	**(123.2)**	(69.1)	29.0
Capitalized interest	**2.9**	5.0	60.5
Incremental loss on disposal and writedown regarding capitalized interest	**(2.4)**	(61.7)	—
Change in enacted tax rate	**9.0**	(9.0)	—
Costs on redemption of long-term debt	**—**	—	48.2
Net income (loss) before extraordinary items based on U.S. GAAP	**(1,538.9)**	(587.9)	(262.9)
Extraordinary item — costs on redemption of long-term debt	**—**	—	(48.2)
Net income (loss) after extraordinary items based on U.S. GAAP	**(1,538.9)**	(587.9)	(311.1)
Unrealized gains (losses) on other investments available for sale	**(0.2)**	—	1.7
Comprehensive income (loss) based on U.S. GAAP	**(1,539.1)**	(587.9)	(309.4)

Under U.S. GAAP, purchase accounting requires certain integration costs arising from an acquisition to be capitalized as part of the purchase equation and would increase goodwill. Therefore, for U.S. GAAP, these integration costs were included as part of the cost used to determine the writedown of goodwill which occurred at September 30, 2001 *[note 15]*. Under Canadian GAAP, these integration costs were previously expensed.

Under U.S. GAAP, interest expense would have been capitalized as part of the cost of constructing fibre optic cable and buildings and therefore included in the cost of the assets in determining the losses on disposal. Under Canadian GAAP, these amounts were previously expensed.

U.S. GAAP does not recognize the disclosure of any subtotal of the amount of earnings before interest, taxes and depreciation and amortization in the consolidated statements of operations and deficit.

Under U.S. GAAP, costs incurred on redemption of long-term debt are considered to be an extraordinary item.

Earnings (Loss) Per Share

	200	2000	1999
Net income (loss) before extraordinary items — basic and diluted	**(17.01)**	(6.50)	(2.91)
Extraordinary item — basic and diluted	**—**	—	(0.53)
Net income (loss) — basic and diluted	**(17.01)**	(6.50)	(3.44)

Statements of Cash Flows

U.S. GAAP does not recognize the disclosure of a subtotal of the cash flow from operations before net change in non-cash working capital items in the consolidated statements of cash flows.

(millions of Canadian dollars, unless otherwise indicated)

Additional Information

U.S. GAAP also requires additional disclosures of information shown below.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), which requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 1994 under the fair value method of that statement. The Company has utilized the Black-Scholes option valuation model to estimate the fair value of the options granted based on the following assumptions:

	2001	2000	1999
Risk free interest rate	**3.83% to 5.52%**	5.32% to 6.39%	4.83% to 6.24%
Expected dividend yield	**0%**	0%	0%
Expected volatility, Common Shares	**71.1% to 77.8%**	50.3% to 57.9%	49.6% to 49.8%
Expected volatility, Class B Non-Voting Shares	**75.4% to 90.4%**	53.1% to 70.7%	46.5% to 52.5%
Expected time until exercise, in years	**3.0**	3.0	3.0

The weighted average fair value of all options granted is estimated at $0.63 per share in 2001 [2000 — $1.98, 1999 — $3.25].

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to operating expense over the options' vesting period. The Company's pro forma information is as follows:

	2001	2000	1999
U.S. GAAP Pro forma net income (loss)	**(1,539.6)**	(590.2)	(313.1)
U.S. GAAP Pro forma basic income (loss) per share	**(17.02)**	(6.53)	(3.47)

Selling, general and administration costs of $252.1 [2000 — $327.8; 1999 — $345.0], advertising costs of $17.1 [2000 — $32.9; 1999 — $48.9;] and lease rental costs of $15.5 [2000 — $14.8; 1999 — $14.4] were expensed as incurred during the year under both Canadian and U.S. GAAP.

Details of depreciation and amortization expense are as follows:

	2001	2000	1999
Depreciation	**135.9**	136.5	116.2
Amortization	**77.2**	94.2	90.0
	213.1	230.7	206.2

(millions of Canadian dollars, unless otherwise indicated)

New Pronouncements

The Financial Accounting Standards Board (the "FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of Statement No. 133". This statement, which is required to be adopted for annual periods beginning after June 15, 2000, establishes standards for the recognition and measurement of derivatives and hedging activities. The Company has adopted the new standard starting January 1, 2001. The adoption of SFAS No. 133 resulted in the cumulative effect of an accounting change of nil recognized in the statement of operations and deficit and a nominal gain in other comprehensive income (loss). The impact on basic and fully diluted earnings per share was negligible.

In June 2001, the FASB approved for issuance Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. As a result, the pooling-of-interests method will be prohibited. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach effective January 1, 2002. The Company has reviewed its policies and there was no impact as a result of adopting these pronouncements.

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143, which is required to be adopted for annual periods beginning after June 15, 2002, requires a liability for legal obligations associated with the retirement of long-lived assets to be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company will adopt SFAS No. 143 on January 1, 2003. The Company is currently reviewing the standard, but has not yet fully determined the impact that it will have on its reported U.S. GAAP financial information.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144, which is required to be adopted for annual periods beginning after June 15, 2001, establishes criteria beyond that previously specified in SFAS No. 121 to determine when a long-lived asset should be classified as "assets to be disposed of by sale". Assets not meeting these criteria would generally be classified as "assets to be held and used", which are required to be depreciated and tested for recoverability whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. The Company will adopt SFAS No. 144 effective January 1, 2002. The Company is currently reviewing the standard, but has not yet fully determined the impact that it will have on its reported U.S. GAAP financial information.

21. SUBSEQUENT EVENTS

(a) On February 20, 2002, the Company made an application for an interim order with respect to a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act before the Ontario Superior Court of Justice (the "Court") to surrender all of the Company's $2.6 billion in principal amount of Senior Notes in exchange for U.S. $377.0 of new 10.625% Senior Secured Debt due 2008, $U.S. 81.9 in cash, and 80% of the equity in the recapitalized Company. The Plan of Arrangement is subject to the approval of the Court and an affirmative vote by both the Company's Noteholders and Shareholders. The Plan of Arrangement is also conditional upon the Company and Sprint L.P. entering into a new technology and service provisioning agreement.

(b) The Company and Sprint L.P. signed a letter of intent (the "Sprint Agreement") dated January 24, 2002 agreeing to a new set of terms for the alliance between the two companies in Canada. The term of the Sprint Agreement will be for a period of 10 years from the date of execution. Under the Sprint Agreement, Sprint L.P. or its affiliates, will provide under license various products and services to the Company. In addition, the Company will continue to have exclusive use of the Sprint trademark in Canada for these licensed services. The Company and Sprint L.P. have agreed to treat each other with "preferred partner" status. In connection with the granting of the technology license and the trademark license, the Company will pay a 2.5% royalty to Sprint L.P. on substantially all revenue for the first five years and 2.0% for the remaining five years of the term. The Sprint Agreement is conditional upon the completion of the Plan of Arrangement.

CallNet

BOWNE
PRINTED IN CANADA
T06351

EXHIBIT 2

Form of Proxy for Common Shares

The Transfer Agent is: **CIBC MELLON TRUST COMPANY**

By Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand or by Courier

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

Montreal

2001 University Street
16th Floor
Montreal, PQ
H3A 2A6

Vancouver

1066 West Hastings Street
16th Floor
Vancouver, BC
V6E 3X1

IT IS STRONGLY RECOMMENDED THAT, PRIOR TO COMPLETING THIS LETTER OF TRANSMITTAL, THE UNDERSIGNED READ THE ACCOMPANYING CIRCULAR AND CONSULT HIS OR HER ADVISORS.

Penalties

Failure to Furnish TIN. — If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Specific Instructions

Name. — If you are an individual, you must generally provide the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage, without informing the Social Security Administration of the name change please enter your first name, the last name shown on your social security card and your new last name.

If you are a sole proprietor, you must furnish your individual name and either your SSN or EIN. You may also enter your business name on the business name line. Enter your name(s) as shown on your social security card and/or as it was used to apply for your EIN on Form SS-4.

Signing the Certification. —

(1) Interest, Dividend, and Barter Exchange Accounts Opened Before 1984 and Broker Accounts Considered Active During 1983. — You are required to furnish your correct TIN, but you are not required to sign the certification.

(2) Interest, Dividend, Broker and Barter Exchange Accounts Opened After 1983 and Broker Accounts Considered Inactive During 1983. — You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out part (2) in the certification before signing the form.

(3) Real Estate Transactions. — You must sign the certification. You may cross out part (2) of the certification.

(4) Other Payments. — You are required to furnish your correct TIN, but you are not required to sign the certification unless you have been notified of an incorrect TIN. Other payments include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services, payments to a non-employee for services (including attorney and accounting fees), and payments to certain fishing boat crew members.

(5) Mortgage Interest Paid by You, Acquisition or Abandonment of Secured Property, or IRA Contributions. — You are required to furnish your correct TIN, but you are not required to sign the certification.

(6) Exempt Payees and Payments. — If you are exempt from backup withholding, you should complete this form to avoid possible erroneous backup withholding. Enter your correct TIN in Part 1, write "EXEMPT" in the block in Part 2, sign and date the form. If you are a non-resident alien or foreign entity not subject to backup withholding, give the requester a completed Form W-8, Certificate of Foreign Status.

(7) "Awaiting TIN." — Follow the instructions under *How To Obtain a TIN*, on page 1, check the box in Part 3 of the Substitute Form W-9 and sign and date the form.

Signature. — For a joint account, only the person whose TIN is shown in Part I should sign the form.

Privacy Act Notice. — Section 6019 requires you to furnish your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt or contributions you made to an individual retirement arrangement (IRA). The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does not furnish a TIN to a payer. Certain penalties may also apply.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

What is Backup Withholding?— Persons making certain payments to you are required to withhold and pay to the IRS 30% of such payments under certain conditions. This is called "backup withholding." Payments that could be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, non-employee compensation, and certain payments from fishing boat operators, but do not include real estate transactions.

If you give the requester your correct TIN, make the appropriate certifications, and report all your taxable interest and dividends on your tax return, your payments will not be subject to backup withholding. Payments you receive will be subject to backup withholding if —

(1) You do not furnish your TIN to the requester, or
(2) The IRS notifies the requester that you furnished an incorrect TIN, or
(3) You are notified by the IRS that you are subject to backup withholding because you failed to report all your interest and dividends on your tax return (for reportable interest and dividends only), or
(4) You fail to certify to the requester that you are not subject to backup withholding under (3) above (for reportable interest and dividend accounts opened after 1983 only), or
(5) You fail to certify your TIN. This applies only to reportable interest, dividend, broker, or barter exchange accounts opened after 1983, or broker accounts considered inactive in 1983.

Except as explained in (5) above, other reportable payments are subject to backup withholding only if (1) or (2) above applies. Certain payees and payments are exempt from backup withholding and information reporting. *See Payees and Payments Exempt From Backup Withholding*, below, and *Exempt Payees and Payments under Specific Instructions,* below, if you are an exempt employee.

Payees and Payments Exempt From Backup Withholding. — The following is a list of payees exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in (1) through (13) and a person registered under the Investment Advisors Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in Items (1) through (7). List of Exempt Payees:

(1) A corporation.
(2) An organization exempt from tax under section 501(a), or an Individual Retirement Plan (IRA), or a custodial account under section 403(b)(7) if the account satisfies the requirement of Section 401(f)(2).
(3) The United States or any of its agencies or instrumentalities.
(4) A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
(5) A foreign government or any of its political subdivisions, agencies, or instrumentalities.
(6) An international organization or any of its agencies or instrumentalities.
(7) A foreign central bank of issue.
(8) A dealer in securities or commodities required to register in the U.S., the District of Columbia, or a possession of the U.S.
(9) A futures commission merchant registered with the Commodity Futures Trading Commission.
(10) A real estate investment trust.
(11) An entity registered at all times during the tax year under the Investment Company Act of 1940.
(12) A common trust fund operated by a bank under section 584(a).
(13) A financial institution.
(14) A middleman known in the investment community as a nominee or a custodian.
(15) A trust exempt from tax under section 664 or described in section 4947.

Payments of dividends and patronage dividends generally not subject to backup withholding include the following:

- Payments to non-resident aliens subject to withholding under section 1441.
- Payments to partnerships not engaged in trade or business in the U.S. and that have at least one non-resident partner.
- Payments of patronage dividends not paid in money.
- Payments made by certain foreign organizations.
- Section 404(k) distributions made by an ESOP.

Payments of interest generally not subject to backup withholding include the following:

- Payments of interest on obligations issued by individuals.

Note: *You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct TIN to the payer.*

- Payments of tax-exempt interest (including exempt-interest dividends under section 852).
- Payments described in section 6049(b)(5) to non-resident aliens.
- Payments on tax-free covenant bonds under section 1451.
- Payments made by certain foreign organizations.
- Mortgage or student loan interest paid by you.

Payments that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A(a), 6042, 6044, 6045, 6049, 6050A, and 6050N, and their regulations.

GUIDELINES FOR CERTIFICATION OF U.S. TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

WHAT NAME AND NUMBER TO GIVE THE REQUESTER

For this type of account:	Give the NAME and SOCIAL SECURITY number of —
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5. Sole proprietorship	The owner[3]

For this type of account:	Give the NAME and EMPLOYER IDENTIFICATION number of —
6. A valid trust, estate, or pension trust	The owner[3] Legal entity[4]
7. Corporate	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9. Partnership	The partnership
10. A broker or registered nominee	The broker or nominee
12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's social security number.

[3] You must show your individual name. You may also enter your business or doing business as ("DBA") name. You may use either your Social Security number or your employer identification number (if you have one).

[4] List full and circle the name of the legal trust, estate, or pension trust. (Do not furnish the identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

Note: If you are a resident alien individual and you do not have, and are not eligible to get, a Social Security number, your taxpayer identification number is your individual taxpayer identification number ("ITIN") as issued by the IRS. Enter it on the portion of the Substitute Form W-9 where the Social Security number would otherwise be entered. If you do not have an ITIN, see "How to Obtain a TIN."

Instructions

(Section references are to the United States Internal Revenue Code.)

Purpose of Form. - A person who is required to file an information return with the United States Internal Revenue Service (the IRS) must obtain a correct taxpayer identification number (TIN) to report income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, or contributions you made to an individual retirement arrangement (IRA). Use this substitute Form W-9 to furnish your correct TIN to the requester (the person asking you to furnish your TIN), and, when applicable, (1) to certify that the TIN you are furnishing is correct (or that you are waiting for a number to be issued), (2) to certify that you are not subject to backup withholding, and (3) to claim exemption from backup withholding if you are an exempt payee. Furnishing your correct TIN and making the appropriate certifications will prevent certain payments from being subject to backup withholding.

Note: *If a requester gives you a form other than a W-9 to request your TIN, you must use the requester's form.*

How to Obtain a TIN. - If you do not have a TIN, apply for one immediately. To apply, get Form SS-5, Application for a Social Security Card (SSN) (for individuals), from your local office of the Social Security Administration, or Form SS-4, Application for Employer Identification Number (EIN) (for businesses and all other entities) from your local IRS office. Resident alien individuals who are not eligible to get a Social Security number and need an ITIN should obtain Form W-7, Application for Individual Taxpayer Identification Number, from the IRS.

Generally, you will then have 60 days to obtain a TIN and furnish it to the requester. If the requester does not receive your TIN within 60 days, backup withholding, if applicable, will begin and continue until you furnish your TIN to the requester. For reportable interest or dividend payments, the payer must exercise one of the following options concerning backup withholding during this 60-day period. Under option (1), a payer must backup withhold on any withdrawals you make from your account after 7 business days after the requester receives this form back from you. Under option (2), the payer must backup withhold on any reportable interest or dividend payments made to your account, regardless of whether YOU make any withdrawals. The backup withholding under option (2) must begin no later than 7 business days after the requester receives this form back. Under option (2), the payer is required to refund the amounts withheld if your certified TIN is received within the 60-day period and you were not subject to backup withholding during the period.

Note: *Checking the box in Part II on the Substitute Form W-9 means that you have already applied for a TIN or that you intend to apply for one in the near future.*

As soon as you receive your TIN, complete another Form W-9, include your TIN, sign and date this form, and give it to the requester.

SUBSTITUTE **Form W-9** **United States Department of the Treasury Internal Revenue Service** **Payer's Request for Taxpayer Identification Number ("TIN")**	**PART I** — Taxpayer Identification Number — For all accounts, enter taxpayer identification number in the box at right. (For most individuals, this is your social security number. If you do not have a number, see "How to Obtain a TIN" in the enclosed Guidelines.) Certify by signing and dating below. Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.	Social Security Number OR ____________ Employer Identification Number (If awaiting TIN, write 'Applied For')
	PART II — For Payees Exempt From Backup Withholding, see the enclosed Guidelines and complete as instructed therein.	
	PART III — CERTIFICATION — Under penalties of perjury, I certify that: (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and (2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (the 'IRS') that I am subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding. (3) I am a U.S. Person (including a U.S. resident alien). CERTIFICATION INSTRUCTIONS — You must cross out item(2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (See also instructions in the enclosed Guidelines.) Signature ____________ Date ____________	

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 30 PERCENT OF ANY CASH PAYMENT MADE TO YOU PURSUANT TO THE ARRANGEMENT. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9.

NOTE: The IRS does not require your consent to any provision of this Letter of Transmittal other than the certifications required to avoid backup withholding.

Under United States federal income tax law, the Transfer Agent is required to file a report with the IRS disclosing the payments being made to any U.S. Holder. United States law also generally requires that U.S. Holders provide the Transfer Agent with a correct TIN on a Substitute Form W-9 set forth in the box below. Certain holders (including, but not limited to, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. See the enclosed "Guidelines for Certification of U.S. Taxpayer Identification Number on Substitute Form W-9" (the "Guidelines"). If the Existing Securities are registered in more than one name or are not registered in the name of the actual owner, consult the Guidelines for additional guidance on which number to report.

If the Transfer Agent is not provided with the correct TIN, U.S. Holders may be subject to a $50 penalty by the IRS and cash payments that are made to U.S. Holders with respect to surrendered Existing Notes may be subject to backup withholding. If you are an individual U.S. Holder, your TIN is your social security number. Your TIN should be included in Part I of the Substitute W-9 Form provided below.

If you are a U.S. Holder but are not subject to backup withholding, you should provide the certification in Part III of the W-9 Form. By signing in the space provided in Part III, you are certifying that you have not been notified by the IRS that you are subject to backup withholding as a result of failure to report all interest and dividend income or that the IRS has notified you that you are no longer subject to backup withholding. To prevent backup withholding you must sign in the space provided in Part III of the W-9 Form.

If backup withholding applies, the Transfer Agent is required to withhold 30% of any cash payments to be made to a U.S. Holder. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the IRS. The Transfer Agent cannot refund amounts withheld by reason of backup withholding.

You may provide the certification in Part III of the W-9 Form if you have not been issued a TIN, but you have either applied for one or intend to apply for one in the near future. In that case, 30% of all reportable payments will be withheld until you provide a TIN.

5. **Special Issuance and Delivery Instructions**

If the New Common Share certificate, New Class B Non-Voting Share certificate, and/or global note certificate representing the Secured Notes, as applicable, is to be registered in the name of, and/or, where applicable, the cheque in respect to the Cash payable is to be made payable to, someone other than the person signing this Letter of Transmittal, Block C — "Special Registration and Payment Instructions" on this Letter of Transmittal must be completed. If the New Common Share certificate, New Class B Non-Voting Share certificate, and/or global note certificate representing the Secured Notes, as applicable, is to be delivered to, and/or, where applicable, the cheque in respect to the Cash payable is to be made payable to, someone other than the person signing this Letter of Transmittal, Block B — "Special Delivery Instructions" must be completed. If Block B or C is completed, then Block D — "Guarantee of Signature" must be completed and must bear a signature guarantee as specified in Instruction 6 of this Letter of Transmittal.

6. **Guarantee of Signatures**

The signature guarantee on this Letter of Transmittal is not required if: (i) this Letter of Transmittal is signed by the Call-Net Registered Holder of the Transmitted Securities, unless the Call-Net Registered Holder has completed either Block C — "Special Registration and Payment Instructions" or Block B — "Special Delivery Instructions"; or (ii) the Existing Securities are transmitted for the account of a Canadian Schedule 1 chartered bank, a trust company of Canada, a U.S. commercial bank, a trust company of the United States, a member of a recognized stock exchange in Canada, the Investment Dealer's Association of Canada, a registered national securities exchange in the United States or the National Association of Securities Dealers Inc. (each an "**Eligible Institution**"). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution, by a member of a recognized Medallion Guarantee Program (STAMP, SEMP, MSP) or in another manner satisfactory to the Transfer Agent. See also Instruction 3.

7. **Residency Declaration**

Block E — "Residency Declaration" must be completed by the person whose name the New Common Shares or New Class B Non-Voting Shares are to be registered. Failure to complete Block E — "Residency Declaration" will result in the Call-Net Registered Holder, or such other person designated by the Registered Holder in accordance with Block C — "Special Registration and Payment Instructions", receiving Class B Non-Voting Shares, except where the Transmitted Securities are Existing Common Shares.

Participants in CDS or DTC are also required to send copies of their electronic confirmation of tender to CDS or DTC, as applicable.

8. **Lost, Stolen, Mutilated or Destroyed Certificates**

Any Call-Net Registered Holder whose certificate(s) representing his or her Existing Securities have been lost, stolen, mutilated or destroyed should immediately notify the Transfer Agent in writing at the address set forth in this Letter of Transmittal.

9. **Requests for Assistance or Additional Copies**

Questions and requests for assistance may be directed to the Transfer Agent and additional copies of this Letter of Transmittal may be obtained upon request without charge from the Transfer Agent at the telephone number and addresses set forth on the back page of this Letter of Transmittal. Call-Net Registered Holders may also contact their local broker, dealer, bank, trust company or other nominee for assistance.

10. **Defects or Irregularities**

Call-Net reserves the right, if it so elects, in its absolute discretion to instruct the Transfer Agent to waive any defect or irregularity contained in any Letter of Transmittal received by it.

11. **U.S. Federal Tax Withholding**

INSTRUCTIONS

1. Delivery of Letter of Transmittal and Transmittal Securities

This Letter of Transmittal is to be completed by holders of certificate(s) representing Existing Securities submitted herewith for exchange for New Common Shares, New Class B Non-Voting Shares and/or Secured Notes. Certificates of all physically delivered Existing Securities, as well as a properly completed and duly executed Letter of Transmittal in the appropriate form (or manually signed facsimile thereof), must be received by the Transfer Agent at the address set forth on the back page of this Letter of Transmittal as a condition precedent to delivery of a New Common Share certificate, New Class B Non-Voting Share certificate and/or certificate representing Secured Notes. The method of delivery of certificate(s) representing Transmitted Securities is at the option and risk of the person transmitting the certificate(s) and delivery will be deemed to be effective when such documents are actually received. Call-Net recommends that these documents be delivered by hand to the Transfer Agent and a receipt be obtained for the documents or, if mailed, that registered mail be used (with proper insurance and an acknowledgement of receipt requested). **Persons whose Existing Securities are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance.**

2. Inadequate Space

If the space provided in this Letter of Transmittal is inadequate, particulars of the certificate number(s) and the number of Transmitted Securities represented by the certificate(s) should be set out on a separate list attached to this Letter of Transmittal which separate list must be signed by the Call-Net Registered Holder in the manner set forth in Instruction 3 for signatures of the Letter of Transmittal.

3. Signature on Letter of Transmittal, Powers and Endorsements

If this Letter of Transmittal is signed by the Call-Net Registered Holder of the Transmitted Securities, the signature must correspond exactly to the name as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever. If any of the Transmitted Securities are held of record by two or more joint owners, all such owners must sign this Letter of Transmittal. If any Transmitted Securities are registered in different names on several certificate(s), it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations or certificates. If this Letter of Transmittal or any certificates or powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, those persons should so indicate when signing and proper evidence satisfactory to the Transfer Agent of their authority to act must be submitted. If this Letter of Transmittal is signed by the Call-Net Registered Holder evidenced by certificate(s) listed and submitted with this Letter of Transmittal, no endorsements of certificates or separate powers are required unless the New Common Share certificate or New Class B Non-Voting Share certificate is to be registered in the name of a person other than the Call-Net Registered Holder. Signatures on those certificates or powers must be guaranteed in the manner specified in Instruction 2. If this Letter of Transmittal is signed by a person other than the Call-Net Registered Holder evidenced by certificate(s) listed and submitted by this Letter of Transmittal, the certificate(s) must be endorsed over to the person signing the Letter of Transmittal or accompanied by appropriate stock transfers or stock transfer powers, in each case signed exactly as the name or names of the Call-Net Registered Holder appears on the face of the certificate(s). Signatures on such certificate(s) or powers must also be guaranteed in the manner specified in Instruction 6.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of such person's authority to act. Call-Net or the Transfer Agent, in its discretion, may require additional evidence of authority to act or additional documentation.

BLOCK E

RESIDENCY DECLARATION

To be completed by the person in whose name the New Common Shares or the New Class B Non-Voting Shares are to be registered. See Instruction 7.

TO: Call-Net Enterprises Inc. ("Call-Net")
c/o CIBC Mellon Trust Company

I. In connection with the proposed arrangement of Call-Net pursuant to Section 192 of the *Canada Business Corporation Act* (the "**Arrangement**") the undersigned, being the person in whose name the shares in the capital of Call-Net (the "**Shares**") are to be registered upon giving effect to the Arrangement, hereby DECLARES that the ultimate beneficial owner of Shares is:

☐ the undersigned, OR

☐ if other than the undersigned,

....

....

(Name and Address)

II. The beneficial owner of the Shares is a Canadian:

☐ Yes ☐ No

For purposes of this declaration "Canadian" means:

(a) a citizen within the meaning of subsection 2 (1) of the *Citizenship Act* (Canada) who is ordinarily resident in Canada;

(b) a permanent resident within the meaning of subsection 2(1) of the *Immigration Act* (Canada) who is ordinarily resident in Canada, and has been ordinarily resident in Canada for not more than one year after the date on which that person first became eligible to apply for Canadian citizenship;

(c) a Canadian government, whether federal, provincial or local, or an agency thereof;

(d) a corporation without share capital, where a majority of its directors or officers, as the case may be, are appointed or designated, either by their personal names or by their names of office, by one or more of

(i) a federal or provincial statute or regulations made under a federal or provincial statute,

(ii) the Governor in Council or the lieutenant governor in Council of a province, or

(iii) a minister of the Crown in right of Canada or of a province;

(e) a corporation in which those of its shareholders who are Canadians beneficially own, and control, in the aggregate and otherwise than by way of security only, not less than 66⅔ per cent of the issued and outstanding voting shares of such corporation, and which is not otherwise controlled by non-Canadians;

(f) a mutual insurance company the head office and principal place of business of which are in Canada, and not less than 80 per cent of the board and of each committee of its directors of which are individual Canadians;

(g) a partnership in which those of its partners who are Canadians beneficially own, and control, in the aggregate and otherwise than by way of security only, not less than 66⅔ per cent of the beneficial interest in such partnership, and which is not otherwise controlled by non-Canadians;

(h) a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under *An Act to Incorporate the Pension Fund Society of the Dominion Bank*, S.C. 1887, c 55; S.C. 1956, c. 66, *An Act to Incorporate the Pension Fund Society of the Bank of Montreal*, S.C. 1885, c. 13, the *Pension Fund Society Act* or any provincial legislation relating to the establishment of pension fund societies;

(i) a trust in which Canadians have not less than 66⅔ per cent of the beneficial interest in such trust, and of which a majority of the trustees are Canadians.

....

DATED the .... day of 2002

....

(Name)

....

(Address)

....

(Signature)

BLOCK C

SPECIAL REGISTRATION AND PAYMENT INSTRUCTIONS
(See Instruction 5.)

Register the New Common Share certificate, New Class B Non-Voting Share certificate and/or global note certificate representing the Secured Notes, as applicable, in the name of and, where applicable, make the cheque in respect of the Cash payable to:

Name: ______________________________
(Please Print)

Address: ______________________________
(Include Postal Code or Zip Code)

____

Telephone: ______________________________

Taxpayer Identification Number: ______________

(If this box is completed, the signature of Call-Net Registered Holder in Block A above must be guaranteed. See Instruction 6.)

BLOCK D

GUARANTEE OF SIGNATURE
(See Instructions 3 and 6.)

Authorized signature on behalf of Eligible Institution.

Name: ______________________________
(Please Print)

Signature: ______________________________

Capacity (Title): ______________________________

Address: ______________________________
(Include Postal Code or Zip Code)

____

Telephone: ______________________________

Dated: ______________________________

CALL-NET REGISTERED HOLDER SIGNATURES

This Letter of Transmittal must be signed by the Call-Net Registered Holder exactly as his or her name appears on the Existing Security certificate(s) or by the transferee of the original Call-Net Registered Holder authorized to become the new Call-Net Registered Holder by certificate(s) and documents transmitted with this Letter of Transmittal. See Instruction 1. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the information described in Instruction 5.

BLOCK A

CALL-NET REGISTERED HOLDER SIGNATURE
(See Instructions 3 and 4.)

Issue the New Common Share certificate or New Class B Share certificate, as applicable, in the name of:

Name: ______________________________
(Please Print)

Signature: ______________________________

Capacity (Title): ______________________________

Address: ______________________________
(Include Postal Code or Zip Code)

____

Telephone: ______________________________

Taxpayer Identification Number: ______________

Dated: ______________________________

BLOCK B

SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 5.)

☐ Mail the New Common Share certificate, New Class B Non-Voting Share certificate, global note certificate representing the Secured Notes, and/or cheque in respect of the Cash payable, as and where applicable, to:

Name: ______________________________
(Please Print)

Address: ______________________________
(Include Postal Code or Zip Code)

____

-OR-

☐ Hold the New Common Share certificate, New Class B Non-Voting Share certificate, global note certificate representing the Secured Notes, and/or cheque in respect of the Cash payable, as and where applicable, for pick up at the offices of the Transfer Agent at which this Letter of Transmittal is deposited.

DESCRIPTION OF EXISTING SECURITIES TRANSMITTED

(If space is insufficient, please attach a signed list. See Instruction 2.)

Certificate Number(s) of Existing Securities	Name and Address of Call-Net Registered Holder	Class of Existing Shares/Series of Existing Notes	Total Number of Existing Shares/Face Value of Existing Notes

Unless otherwise indicated under Block C — "Special Payment and Registration Instructions", the Undersigned requests that the New Common Share certificate, New Class B Non-Voting Share certificate, global note certificate representing the Secured Notes, and/or cheque in respect of the Cash payable, all where applicable, be registered in the name of the Call-Net Registered Holder appearing in Block A — "Call-Net Registered Holder Signature". Similarly, unless otherwise indicated under Block B — "Special Delivery Instructions", the Call-Net Registered Holder requests that the Transfer Agent mail the New Common Share certificate, New Class B Non-Voting Share certificate, global note certificate representing the Secured Notes, and/or cheque in respect of the Cash payable, all where applicable, by first-class mail to the Call-Net Registered Holder at the address specified in Block A. If no address is specified, the Call-Net Registered Holder acknowledges that the Transfer Agent will forward the New Common Share certificate, New Class B Non-Voting Share certificate, global note certificate representing the Secured Notes, and/or cheque in respect of the Cash payable, all where applicable, to the address of the Call-Net Registered Holder as shown on the share register maintained by the Transfer Agent.

The Undersigned hereby undertakes and agrees that, to the extent that it is an affiliate (as such term is defined under Rule 144 under the 1933 Act) of Call-Net, the Undersigned will not resell New Common Shares or New Class B Non-Voting Shares received in exchange for the Transmitted Securities other than (i) pursuant to an effective registration statement under the 1933 Act, (ii) in accordance with Rule 145(d) under the 1933 Act, or (iii) otherwise in a transaction exempt from or not subject to the registration requirements of the 1933 Act.

In the event that the Arrangement is not completed for any reason, the Transmitted Securities will be returned to the Call-Net Registered Holder at the address specified in Block A.

By reason of the use by the Undersigned of an English language form of Letter of Transmittal, the Undersigned, Call-Net and the Transfer Agent shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En signant une version anglaise de la présente lettre d'envoi, convient d'être réputé avoir demandé que tous les contrats découlant de l'offre acceptée au moyen de cette lettre d'envoi, et tous les documents s'y rapportant, soient rédigés exclusivement en anglais.

Rights Plan"). The dilutive provisions of the New Rights Plan will be triggered upon any person (including persons acting jointly or in concert with other persons) acquiring beneficial ownership of ten percent (10%) or more of the issued and outstanding New Common Shares or twenty percent (20%) of the issued and outstanding New Common Shares and New Class B Shares combined, subject to certain exceptions. The number of New Common Shares that will be issued and outstanding immediately following the implementation of the Plan of Arrangement cannot be determined prior to the Effective Date as it will depend upon the number of Canadians who are holders of Existing Shares and Existing Notes on the Effective Date. Holders of Existing Shares or Existing Notes who, upon implementation of the Plan of Arrangement, expect to have a beneficial interest in at least 100,000 New Common Shares (after taking into account the share consolidation) are at risk of triggering the New Rights Plan. Such holders, or the participants who hold Existing Shares or Existing Notes on behalf of such holders, are asked to notify Call-Net by 5:00 p.m. (Toronto time) on April 3, 2002 by completing the information form set forth below so that sufficient New Class B Non-Voting Shares can be substituted for New Common Shares to ensure that such holder will beneficially own less than ten percent (10%) of the outstanding New Common Shares following the implementation of the Plan of Arrangement. The completed information form should be faxed to the Secretary of Call-Net at (416) 718-6410 and to CIBC Mellon Trust Company at (416) 643-5570 — Attention: Call-Net Transfer Agent.

Name and address of registered holder: ______________________________

____

____

Participant of: (check one if applicable)

☐ The Depository Trust Company ("**DTC**")

☐ The Canadian Depository for Securities Limited ("**CDS**")

Participant number: ______________________________

Name and address of beneficial holder: ______________________________
(if other than the registered holder)

Number of Existing Common Shares held: ______________________________

Number of Existing Class B Shares held: ______________________________

Face amount and series of Existing Notes held:

Cdn.$	9.27% Senior Discount Notes due 2007	______________
U.S.$	8.94% Senior Discount Notes due 2008	______________
U.S.$	10.8% Senior Discount Notes due 2009	______________
U.S.$	8⅜% Senior Discount Notes due 2007	______________
U.S.$	8% Senior Notes due 2008	______________
U.S.$	9⅜% Senior Notes due 2009	______________

A Call-Net Registered Holder that resides in the United States ("**U.S. Holder**") may be subject to backup withholding at the rate of 30% with respect to any Cash received, unless the holder, (a) is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or (b) provides a correct taxpayer identification number ("**TIN**"), certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup-withholding rules. See Instruction 11.

TO: CALL-NET ENTERPRISES INC. ("CALL-NET")

AND TO: CIBC MELLON TRUST COMPANY (THE "TRANSFER AGENT")

The undersigned registered holder of Existing Securities (the "**Call-Net Registered Holder**" or the "**Undersigned**"), hereby represents and warrants that, as at the date that such Letter of Transmittal is signed: (i) the Undersigned is the owner of the Existing Securities represented by the certificate(s) described below (the "**Transmitted Securities**"); (ii) the Undersigned has good title to the Transmitted Securities free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the Undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit the Transmitted Securities for exchange in accordance with the Plan of Arrangement; (iv) all information provided by the Undersigned in this Letter of Transmittal is accurate; and (v) the Undersigned will not, after the date hereof, transfer or permit to be transferred any of the Transmitted Securities or any interest therein.

The covenants, representations and warranties of the Undersigned contained herein will survive the completion of the Arrangement.

The Undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and in any proxy granted for use at the Shareholders' or Noteholders' Meeting, as applicable, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Undersigned at any time with respect to the Transmitted Securities. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, except a proxy granted for use at the Shareholders' or Noteholders' Meeting, as applicable, will be granted with respect to the Transmitted Securities. Each authority conferred or agreed to be conferred by the Undersigned in this Letter of Transmittal survives the death or incapacity of the Undersigned and any obligation of the Undersigned hereunder is binding upon the heirs, legal representatives, successors and assigns of the Undersigned.

The certificate(s) described below are enclosed. The Undersigned transmits the Transmitted Securities to be dealt with in accordance with this Letter of Transmittal. It is understood that, as soon as practicable after the last to occur of (a) the receipt of this Letter of Transmittal (properly completed and executed), the certificate(s) described below and all other required documents, and (b) the Effective Date, the Transfer Agent will send to the Undersigned, unless otherwise instructed in this Letter of Transmittal: (i) where the Undersigned is a "Canadian" (as defined in Block E — "Residency Declaration") and is transmitting Existing Notes, a New Common Share certificate, a global note certificate representing the Secured Notes and cash ("**Cash**") from the Noteholders' Cash Pool, each in an amount calculated on the basis of the Noteholders' Pro Rata Share; (ii) where the Undersigned is not a Canadian and is transmitting Existing Notes, a New Class B Non-Voting Share certificate, a global note certificate representing the Secured Notes and Cash, each in an amount calculated on the basis of the Noteholders' Pro Rata Share; (iii) where the Undersigned is a holder of Common Shares, a New Common Share certificate, exchanged on a one for 20 basis; (iv) where the Undersigned is a Canadian and is transmitting Existing Shares other than Existing Common Shares, a New Common Share certificate, exchanged on a one for 20 basis; or (v) where the Undersigned is not a Canadian and is transmitting Existing Shares other than Existing Common Shares, a New Class B Non-Voting Share certificate, exchanged on a one for 20 basis.

The person in whose name the New Common Shares or New Class B Non-Voting Shares will be registered, be it the Undersigned or some other person designated by the Undersigned in accordance with Block C — "Special Registration and Payment Instructions", must complete Block E — "Residency Declaration". Failure to do so will result in the Undersigned or, where applicable, the designated person, receiving New Class B Non-Voting Shares, except where the Transmitted Securities are Existing Common Shares. See Instruction 7.

Notice to Canadians. Holders of Existing Class B Non-Voting Shares or Existing Notes who are Canadian (as defined in the regulations to the *Telecommunications Act* (Canada)) are advised to carefully consider the following. In the event that the Plan of Arrangement is approved, holders of Existing Common Shares will receive New Common Shares and holders of Existing Class B Non-Voting Shares and Existing Notes who are Canadian (as defined in the regulations to the *Telecommunications Act* (Canada)) will receive New Common Shares. As part of the Plan of Arrangement, the Company intends to adopt a shareholder rights plan (the "**New**

THIS IS NOT A FORM OF PROXY

YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

Before completing this Letter of Transmittal, please read the instructions carefully. CIBC Mellon Trust Company or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL
TO ACCOMPANY CERTIFICATES FOR

8⅜% SENIOR NOTES DUE 2007
8% SENIOR NOTES DUE 2008
9⅜% SENIOR NOTES DUE 2009
9.27% SENIOR DISCOUNT NOTES 2007
8.94% SENIOR DISCOUNT NOTES 2008
10.8% SENIOR DISCOUNT NOTES 2009
(COLLECTIVELY, THE "EXISTING NOTES")

AND

COMMON SHARES
CLASS B NON-VOTING SHARES
CLASS C NON-VOTING SHARES
(COLLECTIVELY, THE "EXISTING SHARES")

OF
CALL-NET ENTERPRISES INC.

to be deposited in connection with the Plan of Arrangement involving Call-Net Enterprises Inc. ("Call-Net")

This Letter of Transmittal (the "**Letter of Transmittal**"), properly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany your certificates for the Existing Shares or Existing Notes (collectively, the "**Existing Securities**") submitted in connection with the Plan of Arrangement of Call-Net (the "**Arrangement**"), which is described in the Management Proxy Circular of Call-Net dated February 22, 2002 (the "**Circular**") accompanying this Letter of Transmittal, pursuant to which, subject to receipt or waiver of all required approvals and the satisfaction of certain closing conditions, a series of steps will lead to an overall capital reorganization of Call-Net, including: the creation of three new classes of authorized capital — New Common Shares, New Class B Non-Voting Shares, and new Preferred Shares; the creation of 10.625% Senior Secured Notes due 2008 ("**Secured Notes**"); the cancellation of the Existing Notes; the issuance of New Common Shares and New Class B Non-Voting Shares; the cancellation of all Existing Shares; the consolidation of the New Common Shares on a one for 20 basis; and the consolidation of the New Class B Non-Voting Shares on a one for 20 basis. Holders of Existing Securities are strongly urged to read the Circular in its entirety.

Persons whose Existing Securities are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing such shares.

All capitalized terms not defined herein have the respective meanings assigned to them in the Circular.

EXHIBIT 11

Letter of Transmittal

EXHIBIT 2

Form of Proxy for Common Shares

CALL-NET ENTERPRISES INC.

PROXY

FOR USE BY HOLDERS OF COMMON SHARES OF CALL-NET ENTERPRISES INC.
AT THE SPECIAL MEETING OF SHAREHOLDERS OF COMMON SHARES, CLASS B NON-VOTING SHARES and CLASS C NON-VOTING SHARES OF CALL-NET ENTERPRISES INC.
TO BE HELD ON APRIL 3, 2002 AT 11:00 A.M. IN THE QUEEN'S QUAY ROOM OF THE WESTIN HARBOUR CASTLE, 1 HARBOUR SQUARE, TORONTO, ONTARIO, M5J 1A6

This Proxy is solicited by the management of Call-Net Enterprises Inc.

The undersigned holder ("**Call-Net Shareholder**") of common shares ("**Call-Net Common Shares**") of Call-Net Enterprises Inc. ("**Call-Net**") hereby appoints William Linton, or failing him, Randall Benson, or instead of either of them .... (the "**Proxyholder**") as proxy for the Call-Net Shareholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the Call-Net Shareholder in respect of all Call-Net Common Shares registered in the name of the Call-Net Shareholder and in respect of all matters that may come before the special meeting (the "**Shareholders' Meeting**") of holders of common shares, class B shares and class C shares of Call-Net to be held on April 3, 2002 at 11:00 a.m. in the Queen's Quay Room of the Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario, M5J 1A6, and any and all adjournments or postponements thereof, to the same extent and with the same power as if the Call-Net Shareholder was personally present at the Shareholders' Meeting, or such adjournments or postponements, and without limiting the generality of the power hereby conferred, the Call-Net Common Shares represented by this Proxy:

1. **SHALL BE VOTED FOR ☐ OR SHALL BE VOTED AGAINST ☐** (or if no specification is made, **SHALL BE VOTED FOR**) passing the resolution (the "**Shareholders' Resolution**"), the text of which is set forth in Appendix "B" to the Management Proxy Circular of Call-Net dated February 22, 2002 (the "**Circular**"), approving the Plan of Arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* involving Call-Net and its securityholders.
2. **SHALL BE VOTED FOR ☐ OR SHALL BE VOTED AGAINST ☐** (or if no specification is made, **SHALL BE VOTED FOR**) passing the resolution (the "**Stated Capital Resolution**"), the text of which is set forth in Appendix "B" to the Circular, approving the reduction of the stated capital of Call-Net.
3. **SHALL BE VOTED FOR ☐ OR SHALL BE VOTED AGAINST ☐** (or if no specification is made, **SHALL BE VOTED FOR**) passing the resolution (the "**New Incentive Stock Option Plan Resolution**"), the text of which is set forth in Appendix "B" to the Circular, approving the New Incentive Stock Option Plan.
4. **SHALL BE VOTED FOR ☐ OR SHALL BE VOTED AGAINST ☐** (or if no specification is made, **SHALL BE VOTED FOR**) passing the resolution (the "**New Restricted Stock Unit Plan**"), the text of which is set forth in Appendix "B" to the Circular, approving the New Restricted Stock Unit Plan.

DATED this _______ day of _______, 2002

____
Signature of Call-Net Shareholder or authorized legal representative

____
Name of Call-Net Shareholder or authorized legal representative
(Please Print)

____
Number of Call-Net Common Shares represented hereby

Note: If this Proxy is not dated in the space above, it will be deemed to bear the date on which it is received by Call-Net. **Please see Instructions attached to this Proxy.**

INVESTMENT DEALER OR BROKER SOLICITING THIS PROXY
Identify the investment dealer or broker, if any, who solicited this proxy (please print or type):

(Firm)	(Telephone Number) (Fax Number)
(Registered Representative)	(Address)
(Number of Securities Represented)	(Description of Securities)

☐ Check here if the Securities represented are beneficially held by person(s) other than the investment dealer or broker listed above, and provide name(s) of beneficial holder(s).

(Beneficial Holder(s))	(Beneficial Holder(s))

INSTRUCTIONS

1. **If you are unable to attend the Shareholders' Meeting, or any adjournments or postponements thereof, but wish to be represented, you have the right to appoint a person, who need not be a Call-Net Shareholder, to attend and vote on your behalf. If you use this form of Proxy, but wish to appoint some person other than William Linton or Randall Benson as your Proxyholder, you must strike out their names and insert the name of that other person in the blank space provided. The Proxyholder must attend the Shareholders' Meeting, or any adjournments or postponements thereof, in order to vote on your behalf.**

2. **You should indicate your choice on each matter set out above by checking the appropriate box. The Call-Net Common Shares represented by this form of Proxy will be voted on any ballot that may be called for in accordance with the instructions contained in this Proxy. If no choice is specified or in the absence of instructions, such Call-Net Common Shares will be voted in favour of the approval of the Shareholders' Resolution.**

3. If you are an individual, please sign exactly as your Call-Net Common Shares are registered. If the Call-Net Shareholder is other than an individual, this Proxy must be executed by a duly authorized officer or attorney of the Call-Net Shareholder, as the case may be and, if such entity is a corporation and has a corporate seal, its corporate seal should be affixed. If the Call-Net Common Shares are registered in the name of an executor, administrator, trustee or other legal representative, please sign exactly as the Call-Net Common Shares are registered. If the Call-Net Common Shares are registered in the name of a deceased Call-Net Shareholder, the Call-Net Shareholder's name must be printed in the space provided, this Proxy must be signed by the legal representative with such representative's name printed below his or her signature and evidence of authority to sign on behalf of the Call-Net Shareholder must be attached to this Proxy.

4. In many cases, Call-Net Common Shares beneficially owned by a holder (a **"Non-Registered Holder"**) are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should follow the instructions of their intermediaries.

5. All Call-Net Shareholders should refer to the accompanying Circular for further information regarding completion and use of this Proxy and other information pertaining to the Shareholders' Meeting and the Arrangement.

6. To be valid, this Proxy must be dated and signed by you, as the registered Call-Net Shareholder, or a person named as a Proxyholder in respect of the Shareholders' Meeting in an omnibus proxy containing a power of substitution, or your attorney.

7. This Proxy must be received by CIBC Mellon Trust Company at the address specified below by 5:00 p.m. (Toronto time) on April 2, 2002 or, if the Shareholders' Meeting is adjourned or postponed, by 5:00 p.m. (Toronto time) on the business day prior to the day fixed for the adjourned or postponed Shareholders' Meeting.

THIS IS YOUR PROXY. PLEASE COMPLETE, DATE, SIGN, FOLD AND RETURN IT IN THE ENVELOPE PROVIDED TO:

CIBC Mellon Trust Company
Proxy Department
200 Queen's Quay East, Unit #6
Toronto, Ontario M5H 4K9

EXHIBIT 3

Form of Proxy for Class B Non-Voting Shares

CALL-NET ENTERPRISES INC.

PROXY

FOR USE BY HOLDERS OF CLASS B NON-VOTING SHARES OF CALL-NET ENTERPRISES INC. AT THE SPECIAL MEETING OF SHAREHOLDERS OF COMMON SHARES, CLASS B NON-VOTING SHARES and CLASS C NON-VOTING SHARES OF CALL-NET ENTERPRISES INC. TO BE HELD ON APRIL 3, 2002 AT 11:00 A.M. IN THE QUEEN'S QUAY ROOM OF THE WESTIN HARBOUR CASTLE, 1 HARBOUR SQUARE, TORONTO, ONTARIO, M5J 1A6

This Proxy is solicited by the management of Call-Net Enterprises Inc.

The undersigned holder ("**Call-Net Shareholder**") of class B shares ("**Call-Net Class B Non-Voting Shares**") of Call-Net Enterprises Inc. ("**Call-Net**") hereby appoints William Linton, or failing him, Randall Benson, or instead of either of them ______

(the "**Proxyholder**") as proxy for the Call-Net Shareholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the Call-Net Shareholder in respect of all Call-Net Class B Non-Voting Shares registered in the name of the Call-Net Shareholder and in respect of all matters that may come before the special meeting (the "**Shareholders' Meeting**") of holders of common shares, class B non-voting shares and class C non-voting shares of Call-Net to be held on April 3, 2002 at 11:00 a.m. in the Queen's Quay Room of the Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario, M5J 1A6, and any and all adjournments or postponements thereof, to the same extent and with the same power as if the Call-Net Shareholder was personally present at the Shareholders' Meeting, or such adjournments or postponements, and without limiting the generality of the power hereby conferred, the Call-Net Class B Non-Voting Shares represented by this Proxy:

1. **SHALL BE VOTED FOR ☐ OR SHALL BE VOTED AGAINST ☐** (or if no specification is made, **SHALL BE VOTED FOR**) passing the resolution (the "**Shareholders' Resolution**"), the text of which is set forth in Appendix "B" to the Management Proxy Circular of Call-Net dated February 22, 2002 (the "**Circular**"), approving the Plan of Arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* involving Call-Net and its securityholders.
2. **SHALL BE VOTED FOR ☐ OR SHALL BE VOTED AGAINST ☐** (or if no specification is made, **SHALL BE VOTED FOR**) passing the resolution (the "**Stated Capital Resolution**"), the text of which is set forth in Appendix "B" to the Circular, approving the reduction of the stated capital of Call-Net.
3. **SHALL BE VOTED FOR ☐ OR SHALL BE VOTED AGAINST ☐** (or if no specification is made, **SHALL BE VOTED FOR**) passing the resolution (the "**New Incentive Stock Option Plan Resolution**"), the text of which is set forth in Appendix "B" to the Circular, approving the New Incentive Stock Option Plan.
4. **SHALL BE VOTED FOR ☐ OR SHALL BE VOTED AGAINST ☐** (or if no specification is made, **SHALL BE VOTED FOR**) passing the resolution (the "**New Restricted Stock Unit Plan**"), the text of which is set forth in Appendix "B" to the Circular, approving the New Restricted Stock Unit Plan.

DATED this ______ day of ______, 2002

____

Signature of Call-Net Shareholder or authorized legal representative

____

Name of Call-Net Shareholder or authorized legal representative
(Please Print)

____

Number of Call-Net Class B Non-Voting Shares represented hereby

Note: If this Proxy is not dated in the space above, it will be deemed to bear the date on which it is received by Call-Net. **Please see Instructions attached to this Proxy.**

INVESTMENT DEALER OR BROKER SOLICITING THIS PROXY
Identify the investment dealer or broker, if any, who solicited this proxy (please print or type):

(Firm)	(Telephone Number) (Fax Number)
(Registered Representative)	(Address)
(Number of Securities Represented)	(Description of Securities)

☐ Check here if the Securities represented are beneficially held by person(s) other than the investment dealer or broker listed above, and provide name(s) of beneficial holder(s).

(Beneficial Holder(s))	(Beneficial Holder(s))

INSTRUCTIONS

1. **If you are unable to attend the Shareholders' Meeting, or any adjournments or postponements thereof, but wish to be represented, you have the right to appoint a person, who need not be a Call-Net Shareholder, to attend and vote on your behalf. If you use this form of Proxy, but wish to appoint some person other than William Linton or Randall Benson as your Proxyholder, you must strike out their names and insert the name of that other person in the blank space provided. The Proxyholder must attend the Shareholders' Meeting, or any adjournments or postponements thereof, in order to vote on your behalf.**

2. **You should indicate your choice on each matter set out above by checking the appropriate box. The Call-Net Class B Non-Voting Shares represented by this form of Proxy will be voted on any ballot that may be called for in accordance with the instructions contained in this Proxy. If no choice is specified or in the absence of instructions, such Call-Net Class B Non-Voting Shares will be voted in favour of the approval of the Shareholders' Resolution.**

3. If you are an individual, please sign exactly as your Call-Net Class B Non-Voting Shares are registered. If the Call-Net Shareholder is other than an individual, this Proxy must be executed by a duly authorized officer or attorney of the Call-Net Shareholder, as the case may be and, if such entity is a corporation and has a corporate seal, its corporate seal should be affixed. If the Call-Net Class B Non-Voting Shares are registered in the name of an executor, administrator, trustee or other legal representative, please sign exactly as the Call-Net Class B Non-Voting Shares are registered. If the Call-Net Class B Non-Voting Shares are registered in the name of a deceased Call-Net Shareholder, the Call-Net Shareholder's name must be printed in the space provided, this Proxy must be signed by the legal representative with such representative's name printed below his or her signature and evidence of authority to sign on behalf of the Call-Net Shareholder must be attached to this Proxy.

4. In many cases, Call-Net Class B Non-Voting Shares beneficially owned by a holder (a "**Non-Registered Holder**") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should follow the instructions of their intermediaries.

5. All Call-Net Shareholders should refer to the accompanying Circular for further information regarding completion and use of this Proxy and other information pertaining to the Shareholders' Meeting and the Arrangement.

6. To be valid, this Proxy must be dated and signed by you, as the registered Call-Net Shareholder, or a person named as a Proxyholder in respect of the Shareholders' Meeting in an omnibus proxy containing a power of substitution, or your attorney.

7. This Proxy must be received by CIBC Mellon Trust Company at the address specified below by 5:00 p.m. (Toronto time) on April 2, 2002 or, if the Shareholders' Meeting is adjourned or postponed, by 5:00 p.m. (Toronto time) on the business day prior to the day fixed for the adjourned or postponed Shareholders' Meeting.

THIS IS YOUR PROXY. PLEASE COMPLETE, DATE, SIGN, FOLD AND RETURN IT IN THE ENVELOPE PROVIDED TO:

CIBC Mellon Trust Company
Proxy Department
200 Queen's Quay East, Unit #6
Toronto, Ontario M5H 4K9

EXHIBIT 4

Form of Proxy for Class C Non-Voting Shares

CALL-NET ENTERPRISES INC.

PROXY

**FOR USE BY HOLDERS OF CLASS C NON-VOTING SHARES OF CALL-NET ENTERPRISES INC.
AT THE SPECIAL MEETING OF SHAREHOLDERS OF COMMON SHARES, CLASS B NON-VOTING SHARES and CLASS C NON-VOTING SHARES OF CALL-NET ENTERPRISES INC.
TO BE HELD ON APRIL 3, 2002 AT 11:00 A.M.
IN THE QUEEN'S QUAY ROOM OF THE WESTIN HARBOUR CASTLE,
1 HARBOUR SQUARE, TORONTO, ONTARIO, M5J 1A6**

This Proxy is solicited by the management of Call-Net Enterprises Inc.

The undersigned holder ("**Call-Net Shareholder**") of class C non-voting shares ("**Call-Net Class C Non-Voting Shares**") of Call-Net Enterprises Inc. ("**Call-Net**") hereby appoints William Linton, or failing him, Randall Benson, or instead of either of them .... (the "**Proxyholder**") as proxy for the Call-Net Shareholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the Call-Net Shareholder in respect of all Class C Non-Voting Shares registered in the name of the Call-Net Shareholder and in respect of all matters that may come before the special meeting (the "**Shareholders' Meeting**") of holders of common shares, class B non-voting shares and class C non-voting shares of Call-Net to be held on April 3, 2002 at 11:00 a.m. in the Queen's Quay Room of the Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario, M5J 1A6, and any and all adjournments or postponements thereof, to the same extent and with the same power as if the Call-Net Shareholder was personally present at the Shareholders' Meeting, or such adjournments or postponements, and without limiting the generality of the power hereby conferred, the Class C Non-Voting Shares represented by this Proxy:

1. **SHALL BE VOTED FOR ☐ OR SHALL BE VOTED AGAINST ☐** (or if no specification is made, **SHALL BE VOTED FOR)** passing the resolution (the "**Shareholders' Resolution**"), the text of which is set forth in Appendix "B" to the Management Proxy Circular of Call-Net dated February 22, 2002 (the "**Circular**"), approving the Plan of Arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* involving Call-Net and its securityholders.
2. **SHALL BE VOTED FOR ☐ OR SHALL BE VOTED AGAINST ☐** (or if no specification is made, **SHALL BE VOTED FOR)** passing the resolution (the "**Stated Capital Resolution**"), the text of which is set forth in Appendix "B" to the Circular, approving the reduction of the stated capital of Call-Net.
3. **SHALL BE VOTED FOR ☐ OR SHALL BE VOTED AGAINST ☐** (or if no specification is made, **SHALL BE VOTED FOR)** passing the resolution (the "**New Incentive Stock Option Plan Resolution**"), the text of which is set forth in Appendix "B" to the Circular, approving the New Incentive Stock Option Plan.
4. **SHALL BE VOTED FOR ☐ OR SHALL BE VOTED AGAINST ☐** (or if no specification is made, **SHALL BE VOTED FOR)** passing the resolution (the "**New Restricted Stock Unit Plan**"), the text of which is set forth in Appendix "B" to the Circular, approving the New Restricted Stock Unit Plan.

DATED this ______ day of __________, 2002

____

Signature of Call-Net Shareholder or authorized legal representative

____

Name of Call-Net Shareholder or authorized legal representative
(Please Print)

____

Number of Call-Net Class C Non-Voting Shares represented hereby

Note: If this Proxy is not dated in the space above, it will be deemed to bear the date on which it is received by Call-Net. **Please see Instructions attached to this Proxy.**

INVESTMENT DEALER OR BROKER SOLICITING THIS PROXY
Identify the investment dealer or broker, if any, who solicited this proxy (please print or type):

(Firm)	(Telephone Number) (Fax Number)
(Registered Representative)	(Address)
(Number of Securities Represented)	(Description of Securities)

☐ Check here if the Securities represented are beneficially held by person(s) other than the investment dealer or broker listed above, and provide name(s) of beneficial holder(s).

(Beneficial Holder(s))	(Beneficial Holder(s))

INSTRUCTIONS

1. **If you are unable to attend the Shareholders' Meeting, or any adjournments or postponements thereof, but wish to be represented, you have the right to appoint a person, who need not be a Call-Net Shareholder, to attend and vote on your behalf. If you use this form of Proxy, but wish to appoint some person other than William Linton or Randall Benson as your Proxyholder, you must strike out their names and insert the name of that other person in the blank space provided. The Proxyholder must attend the Shareholders' Meeting, or any adjournments or postponements thereof, in order to vote on your behalf.**

2. **You should indicate your choice on each matter set out above by checking the appropriate box. The Class C Non-Voting Shares represented by this form of Proxy will be voted on any ballot that may be called for in accordance with the instructions contained in this Proxy. If no choice is specified or in the absence of instructions, such Class C Non-Voting Shares will be voted in favour of the approval of the Shareholders' Resolution.**

3. If you are an individual, please sign exactly as your Class C Non-Voting Shares are registered. If the Call-Net Shareholder is other than an individual, this Proxy must be executed by a duly authorized officer or attorney of the Call-Net Shareholder, as the case may be and, if such entity is a corporation and has a corporate seal, its corporate seal should be affixed. If the Class C Non-Voting Shares are registered in the name of an executor, administrator, trustee or other legal representative, please sign exactly as the Class C Non-Voting Shares are registered. If the Class C Non-Voting Shares are registered in the name of a deceased Call-Net Shareholder, the Call-Net Shareholder's name must be printed in the space provided, this Proxy must be signed by the legal representative with such representative's name printed below his or her signature and evidence of authority to sign on behalf of the Call-Net Shareholder must be attached to this Proxy.

4. In many cases, Class C Non-Voting Shares beneficially owned by a holder (a "**Non-Registered Holder**") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should follow the instructions of their intermediaries.

5. All Call-Net Shareholders should refer to the accompanying Circular for further information regarding completion and use of this Proxy and other information pertaining to the Shareholders' Meeting and the Arrangement.

6. To be valid, this Proxy must be dated and signed by you, as the registered Call-Net Shareholder, or a person named as a Proxyholder in respect of the Shareholders' Meeting in an omnibus proxy containing a power of substitution, or your attorney.

7. This Proxy must be received by CIBC Mellon Trust Company at the address specified below by 5:00 p.m. (Toronto time) on April 2, 2002 or, if the Shareholders' Meeting is adjourned or postponed, by 5:00 p.m. (Toronto time) on the business day prior to the day fixed for the adjourned or postponed Shareholders' Meeting.

THIS IS YOUR PROXY. PLEASE COMPLETE, DATE, SIGN, FOLD AND RETURN IT IN THE ENVELOPE PROVIDED TO:

CIBC Mellon Trust Company
Proxy Department
200 Queen's Quay East, Unit #6
Toronto, Ontario M5H 4K9

EXHIBIT 5

Form of Proxy for 8 3/8% Senior Notes due 2007

CALL-NET ENTERPRISES INC.

PROXY

**FOR USE BY HOLDERS OF 8⅜% SENIOR NOTES DUE 2007
OF CALL-NET ENTERPRISES INC.
AT THE MEETING OF HOLDERS OF**

**8⅜% Senior Notes due 2007
8% Senior Notes due 2008
9⅜% Senior Notes due 2009
9.27% Senior Discount Notes 2007
8.94% Senior Discount Notes 2008
10.8% Senior Discount Notes 2009
(collectively, the "Existing Notes")**

**OF CALL-NET ENTERPRISES INC.
TO BE HELD ON APRIL 3, 2002 AT 9:00 A.M.
IN THE QUEEN'S QUAY ROOM OF THE WESTIN HARBOUR CASTLE,
1 HARBOUR SQUARE, TORONTO, ONTARIO, M5J 1A6**

This Proxy is solicited by the management of Call-Net Enterprises Inc.

The undersigned holder ("**2007 Senior Noteholder**") of 8⅜% Senior Notes due 2007 ("**2007 Senior Notes**") of Call-Net Enterprises Inc. ("**Call-Net**") hereby appoints William Linton, or failing him, Randall Benson, or instead of either of them .... (the "**Proxyholder**") as proxy for the 2007 Senior Noteholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the 2007 Senior Noteholder in respect of all 2007 Senior Notes registered in the name of the 2007 Senior Noteholder and in respect of all matters that may come before the meeting (the "**Noteholders' Meeting**") of the holders of the Existing Notes to be held on April 3, 2002, at 9:00 a.m. in the Queen's Quay Room of the Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario, M5J 1A6, and any and all adjournments or postponements thereof, to the same extent and with the same power as if the 2007 Senior Noteholder was personally present at the Noteholders' Meeting, or such adjournments or postponements, and without limiting the generality of the power hereby conferred, the 2007 Senior Notes represented by this Proxy:

1. **SHALL BE VOTED FOR ☐ OR SHALL BE VOTED AGAINST ☐** (or if no specification is made, **SHALL BE VOTED FOR**) passing the resolution (the "**Noteholders' Resolution**"), the text of which is attached as Appendix "A" to the Management Proxy Circular of Call-Net dated February 22, 2002 (the "**Circular**"), approving the Plan of Arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* involving Call-Net and its securityholders.

DATED this _______ day of _______, 2002

____
Signature of 2007 Senior Noteholder or authorized legal representative

____
Name of 2007 Senior Noteholder or authorized legal representative
(Please Print)

____
Principal "Face" Amount ($Cdn.) of 2007 Senior Notes represented hereby

Note: If this Proxy is not dated in the space above, it will be deemed to bear the date on which it is received by Call-Net. **Please see Instructions attached to this Proxy.**

INVESTMENT DEALER OR BROKER SOLICITING THIS PROXY
Identify the investment dealer or broker, if any, who solicited this proxy (please print or type):

(Firm)	(Telephone Number) (Fax Number)
(Registered Representative)	(Address)
(Number of Securities Represented)	(Description of Securities)

☐ Check here if the Securities represented are beneficially held by person(s) other than the investment dealer or broker listed above, and provide name(s) of beneficial holder(s).

(Beneficial Holder(s))	(Beneficial Holder(s))

INSTRUCTIONS

1. **If you are unable to attend the Noteholders' Meeting, or any adjournments or postponements thereof, but wish to be represented, you have the right to appoint a person, who need not be a 2007 Senior Noteholder, to attend and vote on your behalf. If you use this form of Proxy, but wish to appoint some person other than William Linton or Randall Benson as your Proxyholder, you must strike out their names and insert the name of that other person in the blank space provided. The Proxyholder must attend the Noteholders' Meeting, or any adjournments or postponements thereof, in order to vote on your behalf.**

2. **You should indicate your choice on each matter set out above by checking the appropriate box. The 2007 Senior Notes represented by this form of Proxy will be voted on any ballot that may be called for in accordance with the instructions contained in this Proxy. If no choice is specified or in the absence of instructions, such 2007 Senior Notes will be voted in favour of the approval of the Noteholders' Resolution.**

3. If you are an individual, please sign exactly as your 2007 Senior Notes are registered. If the 2007 Senior Noteholder is other than an individual, this Proxy must be executed by a duly authorized officer or attorney of the 2007 Senior Noteholder, as the case may be and, if such entity is a corporation and has a corporate seal, its corporate seal should be affixed. If the 2007 Senior Notes are registered in the name of an executor, administrator, trustee or other legal representative, please sign exactly as the 2007 Senior Notes are registered. If the 2007 Senior Notes are registered in the name of a deceased 2007 Senior Noteholder, the 2007 Senior Noteholder's name must be printed in the space provided, this Proxy must be signed by the legal representative with such representative's name printed below his or her signature and evidence of authority to sign on behalf of the 2007 Senior Noteholder must be attached to this Proxy.

4. In many cases, 2007 Senior Notes beneficially owned by a holder (a "**Non-Registered Holder**") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should follow the instructions of their intermediaries.

5. All 2007 Senior Noteholders should refer to the accompanying Circular for further information regarding completion and use of this Proxy and other information pertaining to the Noteholders' Meeting and the Arrangement.

6. To be valid, this Proxy must be dated and signed by you, as the registered 2007 Senior Noteholder, or a person named as a Proxyholder in respect of the Noteholders' Meeting in an omnibus proxy containing a power of substitution, or your attorney.

7. This Proxy must be received by CIBC Mellon Trust Company at the address specified below by 5:00 p.m. (Toronto time) on April 2, 2002 or, if the Noteholders' Meeting is adjourned or postponed, by 5:00 p.m. (Toronto time) on the business day prior to the day fixed for the adjourned or postponed Noteholders' Meeting.

THIS IS YOUR PROXY. PLEASE COMPLETE, DATE, SIGN, FOLD AND RETURN IT IN THE ENVELOPE PROVIDED TO:

CIBC Mellon Trust Company
Proxy Department
200 Queen's Quay East, Unit #6
Toronto, Ontario M5H 4K9

EXHIBIT 6

Form of Proxy for 8% Senior Notes due 2008

CALL-NET ENTERPRISES INC.

PROXY

FOR USE BY HOLDERS OF 8% SENIOR NOTES DUE 2008
OF CALL-NET ENTERPRISES INC.
AT THE MEETING OF HOLDERS OF

8⅞% Senior Notes due 2007
8% Senior Notes due 2008
9⅜% Senior Notes due 2009
9.27% Senior Discount Notes 2007
8.94% Senior Discount Notes 2008
10.8% Senior Discount Notes 2009
(collectively, the "Existing Notes")

OF CALL-NET ENTERPRISES INC.
TO BE HELD ON APRIL 3, 2002 AT 9:00 A.M.
IN THE QUEEN'S QUAY ROOM OF THE WESTIN HARBOUR CASTLE,
1 HARBOUR SQUARE, TORONTO, ONTARIO, M5J 1A6

This Proxy is solicited by the management of Call-Net Enterprises Inc.

The undersigned holder ("**2008 Senior Noteholder**") of 8% Senior Notes due 2008 ("**2008 Senior Notes**") of Call-Net Enterprises Inc. ("**Call-Net**") hereby appoints William Linton, or failing him, Randall Benson, or instead of either of them .... (the "**Proxyholder**") *as proxy for the* 2008 *Senior Noteholder, with full power of substitution, to* attend, vote and otherwise act for and on behalf of the 2008 Senior Noteholder in respect of all 2008 Senior Notes registered in the name of the 2008 Senior Noteholder and in respect of all matters that may come before the meeting (the "**Noteholders' Meeting**") of holders of the Existing Notes to be held on April 3, 2002 at 9:00 a.m. in the Queen's Quay Room of the Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario, M5J 1A6, and any and all adjournments or postponements thereof, to the same extent and with the same power as if the 2008 Senior Noteholder was personally present at the Noteholders' Meeting, or such adjournments or postponements, and without limiting the generality of the power hereby conferred, the 2008 Senior Notes represented by this Proxy:

1. **SHALL BE VOTED FOR ☐ OR SHALL BE VOTED AGAINST ☐** (or if no specification is made, **SHALL BE VOTED FOR)** passing the resolution (the "**Noteholders' Resolution**"), the text of which is attached as Appendix "A" to the Management Proxy Circular of Call-Net dated February 22, 2002 (the "**Circular**"), approving the Plan of Arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* involving Call-Net and its securityholders.

DATED this ________ day of ________, 2002

____
Signature of 2008 Senior Noteholder or authorized legal representative

____
Name of 2008 Senior Noteholder or authorized legal representative
(Please Print)

____
Principal "Face" Amount ($US) of 2008 Senior Notes represented hereby

Note: *If this Proxy is not dated in the space above, it will be deemed to bear the date on* which it is received by Call-Net. **Please see Instructions attached to this Proxy.**

INVESTMENT DEALER OR BROKER SOLICITING THIS PROXY
Identify the investment dealer or broker, if any, who solicited this proxy (please print or type):

(Firm)	(Telephone Number)	(Fax Number)
(Registered Representative)	(Address)	
(Number of Securities Represented)	(Description of Securities)	

☐ Check here if the Securities represented are beneficially held by person(s) other than the investment dealer or broker listed above, and provide name(s) of beneficial holder(s).

(Beneficial Holder(s))	(Beneficial Holder(s))

INSTRUCTIONS

1. **If you are unable to attend the Noteholders' Meeting, or any adjournments or postponements thereof, but wish to be represented, you have the right to appoint a person, who need not be a 2008 Senior Noteholder, to attend and vote on your behalf. If you use this form of Proxy, but wish to appoint some person other than William Linton or Randall Benson as your Proxyholder, you must strike out their names and insert the name of that other person in the blank space provided. The Proxyholder must attend the Noteholders' Meeting, or any adjournments or postponements thereof, in order to vote on your behalf.**

2. **You should indicate your choice on each matter set out above by checking the appropriate box. The 2008 Senior Notes represented by this form of Proxy will be voted on any ballot that may be called for in accordance with the instructions contained in this Proxy. If no choice is specified or in the absence of instructions, such 2008 Senior Notes will be voted in favour of the approval of the Noteholders' Resolution.**

3. If you are an individual, please sign exactly as your 2008 Senior Notes are registered. If the 2008 Senior Noteholder is other than an individual, this Proxy must be executed by a duly authorized officer or attorney of the 2008 Senior Noteholder, as the case may be and, if such entity is a corporation and has a corporate seal, its corporate seal should be affixed. If the 2008 Senior Notes are registered in the name of an executor, administrator, trustee or other legal representative, please sign exactly as the 2008 Senior Notes are registered. If the 2008 Senior Notes are registered in the name of a deceased 2008 Senior Noteholder, the 2008 Senior Noteholder's name must be printed in the space provided, this Proxy must be signed by the legal representative with such representative's name printed below his or her signature and evidence of authority to sign on behalf of the 2008 Senior Noteholder must be attached to this Proxy.

4. In many cases, 2008 Senior Notes beneficially owned by a holder (a "**Non-Registered Holder**") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should follow the instructions of their intermediaries.

5. All 2008 Senior Noteholders should refer to the accompanying Circular for further information regarding completion and use of this Proxy and other information pertaining to the Noteholders' Meeting and the Arrangement.

6. To be valid, this Proxy must be dated and signed by you, as the registered 2008 Senior Noteholder, or a person named as a Proxyholder in respect of the Noteholders' Meeting in an omnibus proxy containing a power of substitution, or your attorney.

7. This Proxy must be received by CIBC Mellon Trust Company at the address specified below by 5:00 p.m. (Toronto time) on April 2, 2002 or, if the Noteholders' Meeting is adjourned or postponed, by 5:00 p.m. (Toronto time) on the business day prior to the day fixed for the adjourned or postponed Noteholders' Meeting.

THIS IS YOUR PROXY. PLEASE COMPLETE, DATE, SIGN, FOLD AND RETURN IT IN THE ENVELOPE PROVIDED TO:

CIBC Mellon Trust Company
Proxy Department
200 Queen's Quay East, Unit #6
Toronto, Ontario M5H 4K9

EXHIBIT 7

Form of Proxy for 9 3/8% Senior Notes due 2009

CALL-NET ENTERPRISES INC.

PROXY

FOR USE BY HOLDERS OF 9⅝% SENIOR NOTES DUE 2009
OF CALL-NET ENTERPRISES INC.
AT THE MEETING OF HOLDERS OF

8⅞% Senior Notes due 2007
8% Senior Notes due 2008
9⅝% Senior Notes due 2009
9.27% Senior Discount Notes 2007
8.94% Senior Discount Notes 2008
10.8% Senior Discount Notes 2009
(collectively, the "Existing Notes")

OF CALL-NET ENTERPRISES INC.
TO BE HELD ON APRIL 3, 2002 AT 9:00 A.M.
IN THE QUEEN'S QUAY ROOM OF THE WESTIN HARBOUR CASTLE,
1 HARBOUR SQUARE, TORONTO, ONTARIO, M5J 1A6

This Proxy is solicited by the management of Call-Net Enterprises Inc.

The undersigned holder ("**2009 Senior Noteholder**") of 9⅝% Senior Notes due 2009 ("**2009 Senior Notes**") of Call-Net Enterprises Inc. ("**Call-Net**") hereby appoints William Linton, or failing him, Randall Benson, or instead of either of them .... (the "**Proxyholder**") as proxy for the 2009 Senior Noteholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the 2009 Senior Noteholder in respect of all 2009 Senior Notes registered in the name of the 2009 Senior Noteholder and in respect of all matters that may come before the meeting (the "**Noteholders' Meeting**") of holders of the Existing Notes to be held on April 3, 2002 at 9:00 a.m. in the Queen's Quay Room of the Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario, M5J 1A6, and any and all adjournments or postponements thereof, to the same extent and with the same power as if the 2009 Senior Noteholder was personally present at the Noteholders' Meeting, or such adjournments or postponements, and without limiting the generality of the power hereby conferred, the 2009 Senior Notes represented by this Proxy:

1. **SHALL BE VOTED FOR** ☐ **OR SHALL BE VOTED AGAINST** ☐ (or if no specification is made, **SHALL BE VOTED FOR**) passing the resolution (the "**Noteholders' Resolution**"), the text of which is attached as Appendix "A" to the Management Proxy Circular of Call-Net dated February 22, 2002 (the "**Circular**"), approving the Plan of Arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* involving Call-Net and its securityholders.

DATED this ________ day of ____________ 2002

____
Signature of 2009 Senior Noteholder or authorized legal representative

____
Name of 2009 Senior Noteholder or authorized legal representative
(Please Print)

____
Principal "Face" Amount ($US) of 2009 Senior Notes represented hereby

Note: If this Proxy is not dated in the space above, it will be deemed to bear the date on which it is received by Call-Net. **Please see Instructions attached to this Proxy.**

INVESTMENT DEALER OR BROKER SOLICITING THIS PROXY
Identify the investment dealer or broker, if any, who solicited this proxy
(please print or type):

(Firm)	(Telephone Number) (Fax Number)
(Registered Representative)	(Address)
(Number of Securities Represented)	(Description of Securities)

☐ Check here if the Securities represented are beneficially held by person(s) other than the investment dealer or broker listed above, and provide name(s) of beneficial holder(s).

(Beneficial Holder(s))	(Beneficial Holder(s))

INSTRUCTIONS

1. **If you are unable to attend the Noteholders' Meeting, or any adjournments or postponements thereof, but wish to be represented, you have the right to appoint a person, who need not be a 2009 Senior Noteholder, to attend and vote on your behalf. If you use this form of Proxy, but wish to appoint some person other than William Linton or Randall Benson as your Proxyholder, you must strike out their names and insert the name of that other person in the blank space provided. The Proxyholder must attend the Noteholders' Meeting, or any adjournments or postponements thereof, in order to vote on your behalf.**

2. **You should indicate your choice on each matter set out above by checking the appropriate box. The 2009 Senior Notes represented by this form of Proxy will be voted on any ballot that may be called for in accordance with the instructions contained in this Proxy. If no choice is specified or in the absence of instructions, such 2009 Senior Notes will be voted in favour of the approval of the Noteholders' Resolution.**

3. If you are an individual, please sign exactly as your 2009 Senior Notes are registered. If the 2009 Senior Noteholder is other than an individual, this Proxy must be executed by a duly authorized officer or attorney of the 2009 Senior Noteholder, as the case may be and, if such entity is a corporation and has a corporate seal, its corporate seal should be affixed. If the 2009 Senior Notes are registered in the name of an executor, administrator, trustee or other legal representative, please sign exactly as the 2009 Senior Notes are registered. If the 2009 Senior Notes are registered in the name of a deceased 2009 Senior Noteholder, the 2009 Senior Noteholder's name must be printed in the space provided, this Proxy must be signed by the legal representative with such representative's name printed below his or her signature and evidence of authority to sign on behalf of the 2009 Senior Noteholder must be attached to this Proxy.

4. In many cases, 2009 Senior Notes beneficially owned by a holder (a "**Non-Registered Holder**") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should follow the instructions of their intermediaries.

5. All 2009 Senior Noteholders should refer to the accompanying Circular for further information regarding completion and use of this Proxy and other information pertaining to the Noteholders' Meeting and the Arrangement.

6. To be valid, this Proxy must be dated and signed by you, as the registered 2009 Senior Noteholder, or a person named as a Proxyholder in respect of the Noteholders' Meeting in an omnibus proxy containing a power of substitution, or your attorney.

7. This Proxy must be received by CIBC Mellon Trust Company at the address specified below by 5:00 p.m. (Toronto time) on April 2, 2002 or, if the Noteholders' Meeting is adjourned or postponed, by 5:00 p.m. (Toronto time) on the business day prior to the day fixed for the adjourned or postponed Noteholders' Meeting.

THIS IS YOUR PROXY. PLEASE COMPLETE, DATE, SIGN, FOLD AND RETURN IT IN THE ENVELOPE PROVIDED TO:

CIBC Mellon Trust Company
Proxy Department
200 Queen's Quay East, Unit #6
Toronto, Ontario M5H 4K9

EXHIBIT 8

Form of Proxy for 9.27% Senior Discount Notes due 2007

CALL-NET ENTERPRISES INC.

PROXY

FOR USE BY HOLDERS OF 9.27% SENIOR DISCOUNT NOTES DUE 2007
OF CALL-NET ENTERPRISES INC.
AT THE MEETING OF HOLDERS OF

8⅞% Senior Notes due 2007
8% Senior Notes due 2008
9⅜% Senior Notes due 2009
9.27% Senior Discount Notes 2007
8.94% Senior Discount Notes 2008
10.8% Senior Discount Notes 2009
(collectively, the "Existing Notes")

OF CALL-NET ENTERPRISES INC.
TO BE HELD ON APRIL 3, 2002 AT 9:00 A.M. IN THE QUEEN'S QUAY ROOM OF THE WESTIN HARBOUR CASTLE, 1 HARBOUR SQUARE, TORONTO, ONTARIO, M5J 1A6

This Proxy is solicited by the management of Call-Net Enterprises Inc.

The undersigned holder ("**2007 Senior Discount Noteholder**") of 9.27% Senior Discount Notes due 2007 ("**2007 Senior Discount Notes**") of Call-Net Enterprises Inc. ("**Call-Net**") hereby appoints William Linton, or failing him, Randall Benson, or instead of either of them .... (the "**Proxyholder**") as proxy for the 2007 Senior Discount Noteholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the 2007 Senior Discount Noteholder in respect of all 2007 Senior Discount Notes registered in the name of the 2007 Senior Discount Noteholder and in respect of all matters that may come before the meeting (the "**Noteholders' Meeting**") of holders of the Existing Notes to be held on April 3, 2002 at 9:00 a.m. in the Queen's Quay Room of the Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario, M5J 1A6, and any and all adjournments or postponements thereof, to the same extent and with the same power as if the 2007 Senior Discount Noteholder was personally present at the Noteholders' Meeting, or such adjournments or postponements, and without limiting the generality of the power hereby conferred, the 2007 Senior Discount Notes represented by this Proxy:

1. **SHALL BE VOTED FOR ☐ OR SHALL BE VOTED AGAINST ☐** (or if no specification is made, **SHALL BE VOTED FOR)** passing the resolution (the "**Noteholders' Resolution**"), the text of which is attached as Appendix "A" to the Management Proxy Circular of Call-Net dated February 22, 2002 (the "**Circular**"), approving the Plan of Arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* involving Call-Net and its securityholders.

DATED this ________ day of ________, 2002

____
Signature of 2007 Senior Discount Noteholder or authorized legal representative

____
Name of 2007 Senior Discount Noteholder or authorized legal representative
(Please Print)

____
Principal "Face" Amount ($US) of 2007 Senior Discount Notes represented hereby

Note: If this Proxy is not dated in the space above, it will be deemed to bear the date on which it is received by Call-Net. **Please see Instructions attached to this Proxy.**

INVESTMENT DEALER OR BROKER SOLICITING THIS PROXY
Identify the investment dealer or broker, if any, who solicited this proxy (please print or type):

(Firm)	(Telephone Number) (Fax Number)
(Registered Representative)	(Address)
(Number of Securities Represented)	(Description of Securities)

☐ Check here if the Securities represented are beneficially held by person(s) other than the investment dealer or broker listed above, and provide name(s) of beneficial holder(s).

(Beneficial Holder(s))	(Beneficial Holder(s))

INSTRUCTIONS

1. **If you are unable to attend the Noteholders' Meeting, or any adjournments or postponements thereof, but wish to be represented, you have the right to appoint a person, who need not be a 2007 Senior Discount Noteholder, to attend and vote on your behalf. If you use this form of Proxy, but wish to appoint some person other than William Linton or Randall Benson as your Proxyholder, you must strike out their names and insert the name of that other person in the blank space provided. The Proxyholder must attend the Noteholders' Meeting, or any adjournments or postponements thereof, in order to vote on your behalf.**

2. **You should indicate your choice on each matter set out above by checking the appropriate box. The 2007 Senior Discount Notes represented by this form of Proxy will be voted on any ballot that may be called for in accordance with the instructions contained in this Proxy. If no choice is specified or in the absence of instructions, such 2007 Senior Discount Notes will be voted in favour of the approval of the Noteholders' Resolution.**

3. If you are an individual, please sign exactly as your 2007 Senior Discount Notes are registered. If the 2007 Senior Discount Noteholder is other than an individual, this Proxy must be executed by a duly authorized officer or attorney of the 2007 Senior Discount Noteholder, as the case may be and, if such entity is a corporation and has a corporate seal, its corporate seal should be affixed. If the 2007 Senior Discount Notes are registered in the name of an executor, administrator, trustee or other legal representative, please sign exactly as the 2007 Senior Discount Notes are registered. If the 2007 Senior Discount Notes are registered in the name of a deceased 2007 Senior Discount Noteholder, the 2007 Senior Discount Noteholder's name must be printed in the space provided, this Proxy must be signed by the legal representative with such representative's name printed below his or her signature and evidence of authority to sign on behalf of the 2007 Senior Discount Noteholder must be attached to this Proxy.

4. In many cases, 2007 Senior Discount Notes beneficially owned by a holder (a "**Non-Registered Holder**") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should follow the instructions of their intermediaries.

5. All 2007 Senior Discount Noteholders should refer to the accompanying Circular for further information regarding completion and use of this Proxy and other information pertaining to the Noteholders' Meeting and the Arrangement.

6. To be valid, this Proxy must be dated and signed by you, as the registered 2007 Senior Discount Noteholder, or a person named as a Proxyholder in respect of the Noteholders' Meeting in an omnibus proxy containing a power of substitution, or your attorney.

7. This Proxy must be received by CIBC Mellon Trust Company at the address specified below by 5:00 p.m. (Toronto time) on April 2, 2002 or, if the Noteholders' Meeting is adjourned or postponed, by 5:00 p.m. (Toronto time) on the business day prior to the day fixed for the adjourned or postponed Noteholders' Meeting.

THIS IS YOUR PROXY. PLEASE COMPLETE, DATE, SIGN, FOLD AND RETURN IT IN THE ENVELOPE PROVIDED TO:

CIBC Mellon Trust Company
Proxy Department
200 Queen's Quay East, Unit #6
Toronto, Ontario M5H 4K9

EXHIBIT 9

Form of Proxy for 8.94% Senior Discount Notes due 2008

CALL-NET ENTERPRISES INC.

PROXY

**FOR USE BY HOLDERS OF 8.94% SENIOR DISCOUNT NOTES DUE 2008
OF CALL-NET ENTERPRISES INC.
AT THE MEETING OF HOLDERS OF**

**8⅞% Senior Notes due 2007
8% Senior Notes due 2008
9⅜% Senior Notes due 2009
9.27% Senior Discount Notes 2007
8.94% Senior Discount Notes 2008
10.8% Senior Discount Notes 2009
(collectively, the "Existing Notes")**

**OF CALL-NET ENTERPRISES INC.
TO BE HELD ON APRIL 3, 2002 AT 9:00 A.M.
IN THE QUEEN'S QUAY ROOM OF THE WESTIN HARBOUR CASTLE,
1 HARBOUR SQUARE, TORONTO, ONTARIO, M5J 1A6**

This Proxy is solicited by the management of Call-Net Enterprises Inc.

The undersigned holder ("**2008 Senior Discount Noteholder**") of 8.94% Senior Discount Notes due 2008 ("**2008 Senior Discount Notes**") of Call-Net Enterprises Inc. ("**Call-Net**") hereby appoints William Linton, or failing him, Randall Benson, or instead of either of them .... (the "**Proxyholder**") as proxy for the 2008 Senior Discount Noteholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the 2008 Senior Discount Noteholder in respect of all 2008 Senior Discount Notes registered in the name of the 2008 Senior Discount Noteholder and in respect of all matters that may come before the meeting (the "**Noteholders' Meeting**") of holders of the Existing Notes to be held on April 3, 2002 at 9:00 a.m. in the Queen's Quay Room of the Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario, M5J 1A6, and any and all adjournments or postponements thereof, to the same extent and with the same power as if the 2008 Senior Discount Noteholder was personally present at the Noteholders' Meeting, or such adjournments or postponements, and without limiting the generality of the power hereby conferred, the 2008 Senior Discount Notes represented by this Proxy:

1. **SHALL BE VOTED FOR** ☐ **OR SHALL BE VOTED AGAINST** ☐ (or if no specification is made, **SHALL BE VOTED FOR**) passing the resolution (the "**Noteholders' Resolution**"), the text of which is attached as Appendix "A" to the Management Proxy Circular of Call-Net dated February 22, 2002 (the "**Circular**"), approving the Plan of Arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* involving Call-Net and its securityholders.

DATED this ________ day of ________, 2002

____

Signature of 2008 Senior Discount Noteholder or authorized legal representative

____

Name of 2008 Senior Discount Noteholder or authorized legal representative
(Please Print)

____

Principal "Face" Amount ($US) of 2008 Senior Discount Notes represented hereby

Note: If this Proxy is not dated in the space above, it will be deemed to bear the date on which it is received by Call-Net. **Please see Instructions attached to this Proxy.**

INVESTMENT DEALER OR BROKER SOLICITING THIS PROXY
Identify the investment dealer or broker, if any, who solicited this proxy (please print or type):

(Firm)	(Telephone Number) (Fax Number)
(Registered Representative)	(Address)
(Number of Securities Represented)	(Description of Securities)

☐ Check here if the Securities represented are beneficially held by person(s) other than the investment dealer or broker listed above, and provide name(s) of beneficial holder(s).

(Beneficial Holder(s))	(Beneficial Holder(s))

INSTRUCTIONS

1. **If you are unable to attend the Noteholders' Meeting, or any adjournments or postponements thereof, but wish to be represented, you have the right to appoint a person, who need *not be a 2008 Senior Discount Noteholder, to attend and vote on your behalf.* If you use this form of Proxy, but wish to appoint some person other than William Linton or Randall Benson as your Proxyholder, you must strike out their names and insert the name of that other person in the blank space provided. The Proxyholder must attend the Noteholders' Meeting, or any adjournments or postponements thereof, in order to vote on your behalf.**

2. **You should indicate your choice on each matter set out above by checking the appropriate box. The 2008 Senior Discount Notes represented by this form of Proxy will be voted on any ballot that may be called for in accordance with the instructions contained in this Proxy. If no choice is specified or in the absence of instructions, such 2008 Senior Discount Notes will be voted in favour of the approval of the Noteholders' Resolution.**

3. If you are an individual, please sign exactly as your 2008 Senior Discount Notes are registered. If the 2008 Senior Discount Noteholder is other than an individual, this Proxy must be executed by a duly authorized officer or attorney of the 2008 Senior Discount Noteholder, as the case may be and, if such entity is a corporation and has a corporate seal, its corporate seal should be affixed. If the 2008 Senior Discount Notes are registered in the name of an executor, administrator, trustee or other legal representative, please sign exactly as the 2008 Senior Discount Notes are registered. If the 2008 Senior Discount Notes are registered in the name of a deceased 2008 Senior Discount Noteholder, the 2008 Senior Discount Noteholder's name must be printed in the space provided, this Proxy must be signed by the legal representative with such representative's name printed below his or her signature and evidence of authority to sign on behalf of the 2008 Senior Discount Noteholder must be attached to this Proxy.

4. In many cases, 2008 Senior Discount Notes beneficially owned by a holder (a "**Non-Registered Holder**") *are registered* in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should follow the instructions of their intermediaries.

5. All 2008 Senior Discount Noteholders should refer to the accompanying Circular for further information regarding completion and use of this Proxy and other information pertaining to the Noteholders' Meeting and the Arrangement.

6. To be valid, this Proxy must be dated and signed by you, as the registered 2008 Senior Discount Noteholder, or a person named as a Proxyholder in respect of the Noteholders' Meeting in an omnibus proxy containing a power of substitution, or your attorney.

7. This Proxy must be received by CIBC Mellon Trust Company at the address specified below by 5:00 p.m. (Toronto time) on April 2, 2002 or, if the Noteholders' Meeting is adjourned or postponed, by 5:00 p.m. (Toronto time) on the business day prior to the day fixed for the adjourned or postponed Noteholders' Meeting.

THIS IS YOUR PROXY. PLEASE COMPLETE, DATE, SIGN, FOLD AND RETURN IT IN THE ENVELOPE PROVIDED TO:

CIBC Mellon Trust Company
Proxy Department
200 Queen's Quay East, Unit #6
Toronto, Ontario M5H 4K9

EXHIBIT 10

Form of Proxy for 10.8% Senior Discount Notes due 2009

CALL-NET ENTERPRISES INC.

PROXY

FOR USE BY HOLDERS OF 10.8% SENIOR DISCOUNT NOTES DUE 2009
OF CALL-NET ENTERPRISES INC.
AT THE MEETING OF HOLDERS OF

8⅞% Senior Notes due 2007
8% Senior Notes due 2008
9⅜% Senior Notes due 2009
9.27% Senior Discount Notes 2007
8.94% Senior Discount Notes 2008
10.8% Senior Discount Notes 2009
(collectively, the "Existing Notes")

OF CALL-NET ENTERPRISES INC.
TO BE HELD ON APRIL 3, 2002 AT 9:00 A.M.
IN THE QUEEN'S QUAY ROOM OF THE WESTIN HARBOUR CASTLE,
1 HARBOUR SQUARE, TORONTO, ONTARIO, M5J 1A6

This Proxy is solicited by the management of Call-Net Enterprises Inc.

The undersigned holder ("**2009 Senior Discount Noteholder**") of 10.8% Senior Discount Notes due 2009 ("**2009 Senior Discount Notes**") of Call-Net Enterprises Inc. ("**Call-Net**") hereby appoints William Linton, or failing him, Randall Benson, or instead of either of them .... (the "**Proxyholder**") as proxy for the 2009 Senior Discount Noteholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the 2009 Senior Discount Noteholder in respect of all 2009 Senior Discount Notes registered in the name of the 2009 Senior Discount Noteholder and in respect of all matters that may come before the meeting (the "**Meeting**") of holders of the Existing Notes to be held on April 3, 2002 at 9:00 a.m. in the Queen's Quay Room of the Westin Harbour Castle, 1 Harbour Square, Toronto, Ontario, M5J 1A6, and any and all adjournments or postponements thereof, to the same extent and with the same power as if the 2009 Senior Discount Noteholder was personally present at the Meeting, or such adjournments or postponements, and without limiting the generality of the power hereby conferred, the 2009 Senior Discount Notes represented by this Proxy:

1. **SHALL BE VOTED FOR** ☐ **OR SHALL BE VOTED AGAINST** ☐ (or if no specification is made, **SHALL BE VOTED FOR**) passing the resolution (the "**Noteholders' Resolution**"), the text of which is attached as Appendix "A" to the Management Proxy Circular of Call-Net dated February 22, 2002 (the "**Circular**"), approving the Plan of Arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* involving Call-Net and its securityholders.

DATED this ______ day of ______________________________, 2002

____
Signature of 2009 Senior Discount Noteholder or authorized legal representative

____
Name of 2009 Senior Discount Noteholder or authorized legal representative
(Please Print)

____
Principal "Face" Amount ($US) of 2009 Senior Discount Notes represented hereby

Note: If this Proxy is not dated in the space above, it will be deemed to bear the date on which it is received by Call-Net. **Please see Instructions attached to this Proxy.**

INVESTMENT DEALER OR BROKER SOLICITING THIS PROXY
Identify the investment dealer or broker, if any, who solicited this proxy
(please print or type):

______________________ (Firm)	______________________ (Telephone Number) (Fax Number)
______________________ (Registered Representative)	______________________ (Address)
______________________ (Number of Securities Represented)	______________________ (Description of Securities)

☐ Check here if the Securities represented are beneficially held by person(s) other than the investment dealer or broker listed above, and provide name(s) of beneficial holder(s).

______________________ (Beneficial Holder(s))	______________________ (Beneficial Holder(s))

INSTRUCTIONS

1. **If you are unable to attend the Meeting, or any adjournments or postponements thereof, but wish to be represented, you have the right to appoint a person, who need not be a 2009 Senior Discount Noteholder, to attend and vote on your behalf. If you use this form of Proxy, *but wish to appoint some person other than* William Linton or Randall Benson as your Proxyholder, you must strike out their names and insert the name of that other person in the blank space provided. The Proxyholder must attend the Meeting, or any adjournments or postponements thereof, in order to vote on your behalf.**

2. **You should indicate your choice on each matter set out above by checking the appropriate box. The 2009 Senior Discount Notes represented by this form of Proxy will be voted on any ballot that may be called for in accordance with the instructions contained in this Proxy. If no choice is specified or in the absence of instructions, such 2009 Senior Discount Notes will be voted in favour of the approval of the Noteholders' Resolution.**

3. If you are an individual, please sign exactly as your 2009 Senior Discount Notes are registered. If the 2009 Senior Discount Noteholder is other than an individual, this Proxy must be executed by a duly authorized officer or attorney of the 2009 Senior Discount Noteholder, as the case may be and, if such entity is a corporation and has a corporate seal, its corporate seal should be affixed. If the 2009 Senior Discount Notes are registered in the name of an executor, administrator, trustee or other legal representative, please sign exactly as the 2009 Senior Discount Notes are registered. If the 2009 Senior Discount Notes are registered in the name of a deceased 2009 Senior Discount Noteholder, the 2009 Senior Discount Noteholder's name must be printed in the space provided, this Proxy must be signed by the legal representative with such representative's name printed below his or her signature and evidence of authority to sign on behalf of the 2009 Senior Discount Noteholder must be attached to this Proxy.

4. In many cases, 2009 Senior Discount Notes beneficially owned by a holder (a "**Non-Registered Holder**") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should follow the instructions of their intermediaries.

5. All 2009 Senior Discount Noteholders should refer to the accompanying Circular for further information regarding completion and use of this Proxy and other information pertaining to the Meeting and the Arrangement.

6. To be valid, this Proxy must be dated and signed by you, as the registered 2009 Senior Discount Noteholder, or a person named as a Proxyholder in respect of the Meeting in an omnibus proxy containing a power of substitution, or your attorney.

7. This Proxy must be received by CIBC Mellon Trust Company at the address specified below by *5:00 p.m. (Toronto time) on April 2, 2002 or, if the Meeting is adjourned or postponed*, by 5:00 p.m. (Toronto time) on the business day prior to the day fixed for the adjourned or postponed Meeting.

THIS IS YOUR PROXY. PLEASE COMPLETE, DATE, SIGN, FOLD AND RETURN IT IN THE ENVELOPE PROVIDED TO:

CIBC Mellon Trust Company
Proxy Department
200 Queen's Quay East, Unit #6
Toronto, Ontario M5H 4K9

EXHIBIT 12

Call-Net Material Change Report dated February 22, 2002

CALL-NET ENTERPRISES INC.

MATERIAL CHANGE REPORT

1. Reporting Issuer

CALL-NET ENTERPRISES INC.
2235 Sheppard Avenue East
Atria II, Suite 1800
North York, Ontario M2J 5G1

2. Date of Material Change

February 20, 2002

3. Press Release

The press release was issued on February 20, 2002 through Canada Newswire. A copy of the press release is attached hereto as "Schedule "A".

4. Summary of Material Change

See Item 5 below.

5. Full Description of Material Change

In a press release dated February 20, 2002, Call-Net Enterprises Inc. ("Call-Net") announced a comprehensive recapitalization proposal, negotiated with its major noteholders and shareholders, that would reduce Call-Net's debt by more than $2 billion. The proposed new capital structure would provide a stronger financial base for the execution of Call-Net's growth strategy to enhance the long-term value of the Company.

Call-Net has received written acknowledgements of support for the proposal from noteholders holding in excess of 50% of the value of the existing notes. Shareholders holding in excess of 38% of the outstanding shares of the Company, including Sprint Communications Company L.P., have also provided written acknowledgement of support.

Under the terms of the proposal, all of Call-Net's $2.6 billion of senior notes would be exchanged for US$377 million of new 10.625% senior secured debt due December 31, 2008, US $81.9 million in cash and 80% of the equity in the recapitalized Call-Net. The existing shareholders of Call-Net would retain 20% of the Company's equity.

The Company also announced that, subject to securityholder approval of the proposal and concurrent with completion of the transaction:

- Sprint Communications Company L.P. of Westwood, Kansas, has committed to invest $25 million to purchase a 5% interest, on a post-arrangement basis, in new Call-Net shares from treasury, and

- Sprint Communications Company L.P. and Call-Net have also agreed in principle to enter into a new 10-year branding and technology services agreement that will expand their business relationship and enhance Call-Net's product offerings.

Call-Net's Board of Directors is recommending all securityholders support the proposal because it would reduce debt by more than $2 billion, normalizing the Company's capital structure. It would also save approximately $485 million in cash interest costs over the next four years and retain approximately $200 million of cash and short-term investments within the Company to fund the ongoing implementation of its business plan.

Details of the proposal will be provided in documents that are being distributed to the Company's shareholders and noteholders. Pursuant to an interim order, granted to Call-Net by the Ontario Superior Court of Justice on February 20, 2002, separate noteholder and shareholder meetings have been scheduled for April 3, 2002 to approve a Plan of Arrangement under the Canada Business Corporations Act. In addition to noteholder and shareholder approvals, implementation of the Plan of Arrangement is subject to the final approval of the Ontario Superior Court of Justice and receipt of all necessary regulatory and stock exchange approvals.

Generally, under the Plan of Arrangement, in exchange for their unsecured notes, existing noteholders would receive a cash payment, secured notes, and 361,795,100 New Class B shares or the equivalent number of common shares if the holders of the notes provide a declaration to Call-Net that they are Canadian for the purposes of the Telecommunications Act. Existing holders of the 17,580,396 common shares would exchange those shares for an equal number of New Common Shares. Holders of the existing 51,093,262 Class B shares would also receive an equal number of New Class B shares or equivalent number of common shares if the holders of the Class B shares provide a declaration to Call-Net that they are Canadian for the purposes of the Telecommunications Act and holders of the 21,775,017 Class C shares would exchange them for an equal number of New Class B shares. The Company will immediately consolidate the New Common and New Class B Shares on a one for 20 basis.

6. Reliance on Confidentiality Provisions of the Securities Acts

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer

For further information, please contact George Malysheff, Senior Vice President, Chief Legal Counsel and Coprorate Secretary, (416) 718-6400.

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 22nd day of February, 2002.

CALL-NET ENTERPRISES INC.

(Signed) "George Malysheff"

George Malysheff
Senior Vice President, Chief Legal Counsel and Corporate Secretary

SCHEDULE "A"

CALL-NET ANNOUNCES COMPREHENSIVE NEGOTIATED RECAPITALIZATION PLAN

TORONTO, February 20, 2002 – Call-Net Enterprises Inc. today announced a comprehensive recapitalization proposal, negotiated with its major noteholders and shareholders, that would reduce Call-Net's debt by more than $2 billion. The proposed new capital structure would provide a stronger financial base for the execution of Call-Net's growth strategy to enhance the long-term value of the Company.

Call-Net has received written acknowledgements of support for the proposal from noteholders holding in excess of 50% of the value of the existing notes. Shareholders holding in excess of 38% of the outstanding shares of the Company, including Sprint Communications Company L.P., have also provided written acknowledgement of support.

Under the terms of the proposal, all of Call-Net's $2.6 billion of senior notes would be exchanged for US$377 million of new 10.625% senior secured debt due December 31, 2008, US $81.9 million in cash and 80% of the equity in the recapitalized Call-Net. The existing shareholders of Call-Net would retain 20% of the Company's equity.

The Company also announced that, subject to securityholder approval of the proposal and concurrent with completion of the transaction:

- Sprint Communications Company L.P. of Westwood, Kansas, has committed to invest $25 million to purchase a 5% interest, on a post-arrangement basis, in new Call-Net shares from treasury, and
- Sprint Communications Company L.P. and Call-Net have also agreed in principle to enter into a new 10-year branding and technology services agreement that will expand their business relationship and enhance Call-Net's product offerings.

"This plan is an important and positive step forward for Call-Net and all its stakeholders. It is a consensual and comprehensive solution to strengthening Call-Net's capital structure, which means it meets the criteria established by our Board of Directors. We believe it is a fair solution for both noteholders and shareholders and we are encouraged that it has already elicited significant support among both groups," said Bill Linton, President and CEO of Call-Net Enterprises. "This proposal will have no effect on customers, suppliers or our employees. It is business as usual. But, in the longer term, a stronger Call-Net will benefit them as well."

Call-Net's Board of Directors is recommending all securityholders support the proposal because it would reduce debt by more than $2 billion, normalizing the Company's capital structure. It would also save approximately $485 million in cash interest costs over the next four years and retain approximately $200 million of cash and short-term investments within the Company to fund the ongoing implementation of its business plan.

"With this plan, management is delivering on a key commitment," Randy Benson, Call-Net's Chief Financial Officer, said. "We set out to negotiate an all-inclusive solution that benefits all stakeholders. We believe this plan does that. It is a fundamental re-shaping of the Company's capital structure that allows us greater flexibility in pursuing operating and financing opportunities. It will also help us attract and retain both customers and employees."

Details of the proposal will be provided in documents that are being distributed to the Company's shareholders and noteholders. Pursuant to an interim order, granted to Call-Net by the Ontario Superior Court of Justice on February 20, 2002, separate noteholder and shareholder meetings have been scheduled for April 3, 2002 to approve a Plan of Arrangement under the Canada Business Corporations Act. In addition to noteholder and shareholder approvals, implementation of the Plan of Arrangement is subject to the final approval of the Ontario Superior Court of Justice and receipt of all necessary regulatory and stock exchange approvals.

Generally, under the Plan of Arrangement, in exchange for their unsecured notes, existing noteholders would receive a cash payment, secured notes, and 361,795,100 New Class B shares or the equivalent number of common shares if the holders of the notes provide a declaration to Call-Net that they are Canadian for the purposes of the Telecommunications Act. Existing holders of the 17,580,396 common shares would exchange those shares for an equal number of New Common Shares. Holders of the existing 51,093,262 Class B shares would also receive an equal number of New Class B shares or equivalent number of common shares if the holders of the Class B shares provide a declaration to Call-Net that they are Canadian for the purposes of the Telecommunications Act and holders of the 21,775,017 Class C shares would exchange them for an equal number of New Class B shares. The Company will immediately consolidate the New Common and New Class B Shares on a one for 20 basis.

The following table shows the effect of the Arrangement on the Company's consolidated capital structure:

Consolidated Capital Structure ($ millions except ratios)	**December 31, 2001**	**Pro Forma After Arrangement**
Long-term debt	2587.3	600.4
Shareholders' equity (deficiency)	(1,267.1)	406.3
Total capitalization	1,320.2	1,006.7
Ratios		

Debt/Equity	Not meaningful	1.48
Debt as a percentage of total capitalization	196.0%	59.6%

"We have focused on three key steps to increase the viability and value of Call-Net for the long term," Mr. Linton said. "We have successfully implemented a more appropriate operating strategy and the financial disciplines to support it. We have made a strong case for changes to the regulatory environment that would encourage sustainable competition in the Canadian industry. The plan we are announcing today is a significant third step. The combination of these three initiatives will give Call-Net a fresh start towards increasing our enterprise value."

Call-Net 2002 financial targets

Call-Net has set targets for 2002 that reflect the continued execution of the Company's growth strategy focused on voice, data, and IP.

The 2002 financial targets on key measures are as follows:

	2002 Target	2001	Year over Year Variance
Revenue	$850 to $950 million	$928.4 million	(8.4)% to 2.3%
EBITDA [1]	$110 to $150 million	$134.8 million [2]	(18.4)% to 11.3%
Capital Expenditures	$90 to $110 million	$101.5 million	(11.3)% to 8.4%
Net loss	$(120) to $(80) Million	$(297.9) million [2]	59.7% to 73.1%

1 Earnings before Interest, Taxes, Depreciation & Amortization
2 2001 EBITDA and net loss are before unusual items

Key assumptions & sensitivities

For projection purposes we have reflected the implementation of the Plan of Arrangement and the new 10year Sprint Communications Company L.P. branding and technology service agreements, including its 2.5% royalty on substantially all revenue. We have also reflected our current expectation in respect of carrier cost relief from the pending Canadian Radio-television and Telecommunication Commission price cap decision. We have also made a number of assumptions in respect of risks inherent with the economy in general and our industry and business in particular.

We encourage all investors to read the forward looking statement below for the various economic, competitive, regulatory and company factors that could cause actual future financial and operating results to differ from those currently expected.

Forward-looking statements

This news release contains statements about expected future events and financial and operating results that are forward-looking and subject to risks and uncertainties. Call-Net's actual results, performance, or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in Canada and in Call-Net's service territories; competition in voice, data and Internet services and within the Canadian telecommunications industry generally; levels of capital expenditures; corporate restructurings and related costs; capital and operating expense savings; regulatory decisions; technological advances and other risk factors described in Call-Net's comprehensive public disclosure documents, including the Management Proxy Circular with respect to the proposed Plan of Arrangement, and in other filings with securities commissions in Canada and the U.S.

The forward-looking statements contained in this news release represent Call-Net's' expectations as of February 20, 2002 and accordingly, are subject to change after such date. Call-Net disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in nine Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca. and www.sprintcanada.ca.

For further information, contact:

Investors:	**Media:**
John Laurie	John Lute
Vice-President, Treasurer and Investor Relations	Lute & Company
416-718-6245	416-929-5883 ex 222
John.Laurie@sprint-canada.com	jlute@luteco.com

EXHIBIT 13

Call-Net's 2001 Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

CALL-NET ENTERPRISES INC.

DECEMBER 31, 2001

CallNet

AUDITORS' REPORT

To the Shareholders of
Call-Net Enterprises Inc.

We have audited the consolidated balance sheets of **Call-Net Enterprises Inc.** as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing he accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
February 12, 2002
except note 21(a)
which is as of February 20, 2002

[signed]
Emst & Young LLP
Chartered Accountants

Call-Net Enterprises Inc.

CONSOLIDATED BALANCE SHEETS

As at December 31
[millions of Canadian dollars]

	2001	2000
ASSETS		
Cash and cash equivalents	**15.5**	299.9
Short-term investments	**320.4**	119.2
Accounts receivable *[note 2]*	**133.7**	199.4
Other current assets *[note 3]*	**59.4**	81.2
Total current assets	**529.0**	699.7
Capital assets *[note 4]*	**754.7**	858.7
Other assets *[note 5]*	**324.6**	1,352.9
Total assets	**1,608.3** **3,280.9**	2,911.3
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Accounts payable and accrued liabilities *[note 6]*	**251.3**	415.0
Future income tax liability *[note 9]*	**36.8**	48.8
Long-term debt *[note 7]*	**2,587.3**	2,313.1
Commitments and contingencies *[notes 7, 11 and 12]*		
Shareholders' equity (deficiency)		
Capital stock *[note 8]*		
Common Shares, unlimited authorized	**124.8**	124.8
Class B Non-Voting Shares, unlimited authorized	**863.5**	863.5
Class C Non-Voting Shares, unlimited authorized	**347.8**	347.8
Deficit	**(2,603.2)**	(1,201.7)
Total shareholders' equity (deficiency)	**(1,267.1)**	134.4
Total liabilities and shareholders' equity (deficiency)	**1,608.3**	2,911.3

See accompanying notes

On behalf of the Board:

[signed]
Lawrence G. Tapp
Director

[signed]
Peter Y. Tanaka
Director

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31
[millions of Canadian dollars, except per share amounts]

	2001	2000	1999
Revenues	**928.4**	1,250.2	1,284.2
Carrier charges	**508.9**	844.6	871.2
Gross profit	**419.5**	405.6	413.0
Operating costs	**284.7**	375.5	408.3
Earnings before interest, taxes, depreciation, amortization and unusual items	**134.8**	30.1	4.7
Unusual items *[note 15]*	**1,103.6**	127.3	4.2
Earnings (loss) before interest, taxes, depreciation and amortization	**(968.8)**	(97.2)	0.5
Depreciation and amortization	**(213.1)**	(230.7)	(206.2)
Interest on long-term debt	**(223.5)**	(205.1)	(175.1)
Interest and other income (expense)	**(4.0)**	30.9	25.1
Costs on redemption of long-term debt	**-**	-	(48.2)
Earnings (loss) before taxes	**(1,409.4)**	(502.1)	(403.9)
Income taxes benefit *[note 9]*	**7.9**	50.3	4.6
Net income (loss) for the year	**(1,401.5)**	(451.8)	(399.3)
Deficit, beginning of year	**(1,201.7)**	(749.9)	(350.6)
Deficit, end of year	**(2,603.2)**	(1,201.7)	(749.9)
Earnings (loss) per share *[note 16]*	**(15.49)**	(5.00)	(4.42)

See accompanying notes

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
[millions of Canadian dollars]

	2001	2000	1999
OPERATING ACTIVITIES			
Net income (loss) for the year	**(1,401.5)**	(451.8)	(399.3)
Add (deduct) operating items not requiring cash:			
Depreciation and amortization	**213.1**	230.7	206.2
Interest on long-term debt	**127.6**	112.3	104.8
Interest and other (income) expense	**15.7**	(13.2)	-
Future income taxes	**(12.0)**	(52.5)	-
Writedown of goodwill *[note 15]*	**1,071.1**	-	-
Net losses on disposals and writedowns of capital assets *[note 15]*	**21.9**	135.7	44.9
Writedown of investment *[note 15]*	**-**	11.5	-
Gain on sale of various subsidiaries *[note 15]*	**-**	(19.9)	-
Gain on sale of Microcell Telecommunications Inc. *[note 15]*	**-**	-	(66.9)
Writedown of other assets on redemption of long-term debt	**-**	-	17.3
Cash provided by (used in) operations before changes in non-cash working capital	**35.9**	(47.2)	(93.0)
Net change in non-cash working capital balances related to operations *[note 17]*	**(58.5)**	(27.4)	12.4
Cash used in operating activities	**(22.6)**	(74.6)	(80.6)
INVESTING ACTIVITIES			
(Increase) decrease in short-term investments	**(201.2)**	(115.0)	113.9
Acquisition of capital assets *[note 17]*	**(101.5)**	(192.4)	(591.0)
Net proceeds on disposal of capital assets	**37.9**	296.9	114.6
Cash acquired from additional investment in NorthPoint Canada *[note 13]*	**1.9**	-	-
Net proceeds on sale of various subsidiaries *[note 15]*	**-**	11.1	-
Investment in Cybersurf Corp.	**-**	-	(12.0)
Net proceeds on sale of Microcell Telecommunications Inc.	**-**	-	85.0
Other	**-**	(6.0)	(6.2)
Cash used in investing activities	**(262.9)**	(5.4)	(295.7)
FINANCING ACTIVITIES			
Termination of cross-currency swaps *[note 7(d)]*	**1.1**	23.9	-
Issue of long-term debt	**-**	-	985.8
Issue of capital stock	**-**	-	1.2
Repayment of long-term debt	**-**	-	(258.7)
Decrease in bank indebtedness	**-**	-	(41.8)
Debt issue costs	**-**	-	(25.4)
Cash provided by financing activities	**1.1**	23.9	661.1
Net increase (decrease) in cash and cash equivalents during the year	**(284.4)**	(56.1)	284.8
Cash and cash equivalents, beginning of year	**299.9**	356.0	71.2
Cash and cash equivalents, end of year	**15.5**	299.9	356.0

See accompanying notes

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Call-Net Enterprises Inc. ["the Company"], through its various subsidiaries, including Sprint Canada Inc., Call-Net Technology Services, Inc. and Call-Net Barbados SRL, is an alternative provider of long distance, data and local services to business and residential customers. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"]. These principles are also in conformity in all material respects with United States generally accepted accounting principles ["U.S. GAAP"] except as described in note 20.

Effective January 1, 2001, the Company and its subsidiaries changed its method of accounting for earnings per share from the imputed interest method to the treasury stock method as required by The Canadian Institute of Chartered Accountants' Section 3500, "Earnings per Share". There was no impact to the calculation of fully diluted earnings per share for the periods presented.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's interest in its joint venture, NorthPoint Canada Enterprises Inc., was accounted for by the proportionate consolidation method prior to becoming a wholly-owned subsidiary on January 10, 2001 *[note 13]*. All significant intercompany balances and transactions have been eliminated on consolidation.

Short-term Investments

Short-term investments are recorded at the lower of cost and market value. Short-term investments include investments with original maturities of 90 days or greater. Investments with maturities less than 90 days are classified as cash and cash equivalents.

Capital Assets

Capital assets are recorded at cost. Depreciation on all assets commences when the assets are put into service. Depreciation and amortization are being provided based on the estimated useful lives of the assets on a straight-line basis as follows:

Multiplex and telephone switch equipment	10 years
Fibre optic cable	20 years
Computer equipment and software	3 years
Buildings	15 to 40 years
Leasehold improvements	term of the lease
Furniture and fixtures	5 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

Long-term Investments

Long-term investments are recorded at cost. A decline in the value of an investment that is considered to be an other than temporary impairment in value is charged against income in the period that such determination is made.

Other Assets

Goodwill

Goodwill represents the excess of the purchase price of the Company's interest in subsidiary companies over the fair value of the underlying net identifiable assets of the business acquired. Goodwill is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows excluding interest expense. Any permanent impairment of the value of the unamortized portion of goodwill is written down with a charge against income in the period that such determination is made. During the year, the Company determined a permanent impairment had occurred *[note 15]*. Prior to this determination, goodwill was being amortized on a straight-line basis over 20 years.

Other Intangible Assets

Technology and product rights, customer lists, trademarks and other intangible assets are recorded at cost.

Intangible assets are assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows. When the net carrying amount of an intangible asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Amortization of intangible assets is provided on a straight-line basis as follows:

Financing costs	term of the financing
Customer lists	5 to 10 years
Technology and product rights	10 years
Trademarks	10 years

Revenue Recognition

Substantially all of the Company's revenues are derived from long distance, data and local telecommunications services. Revenues from these services are recognized based on either customer usage as measured by the Company's switches or by contractual agreement when provided.

Revenues from the sale of goods are recognized when goods are delivered and accepted by customers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

Stock-based Compensation Plans

The Company has two stock-based compensation plans *[note 8]*. Under the Amended Director and Employee Incentive Stock Option Plan ["the Plan"] no compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees, directors or consultants on exercise of stock options is credited to share capital. Under the Employee Share Purchase Plan ["the Employee Plan"], the Company recognizes compensation expense equal to the employer contribution once this amount has vested.

Translation of Foreign Currencies

Foreign currency transactions entered into by the Company and the accounts of its foreign subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end rate of exchange and any gains or losses are reflected in income. Capital and other assets are translated at rates prevailing at the time of the transaction. Revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing at the time of the transaction, except for depreciation and amortization, which are translated at exchange rates prevailing when the related assets were acquired. Long-term debt denominated in foreign currencies is translated into Canadian dollars at the year-end rate of exchange. Exchange gains or losses on translating this long-term debt are deferred and amortized on a straight-line basis over the remaining term of the debt.

Derivative Financial Instruments

Occasionally, the Company enters into cross-currency swap agreements to manage risks associated with its U.S. dollar denominated Senior Discount Notes and Senior Notes. The net receipt or payment under these agreements is recorded on an accrual basis as an adjustment to interest expense. The costs associated with entering into the cross-currency swaps are being amortized over the term of the loan on a straight-line basis. When such agreements designated as hedges are terminated, the resulting gain or loss is deferred and amortized over the remaining term of the previously hedged item.

To the extent the Company enters into derivative contracts, which do not qualify for hedge accounting, such derivative contracts are recorded at fair value and are marked to market.

Income Taxes

Income taxes are accounted for using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2. ACCOUNTS RECEIVABLE

	2001	2000
Trade receivables	**134.4**	182.8
Other	**18.2**	46.4
Allowance for doubtful accounts	**(18.9)**	(29.8)
	133.7	199.4

3. OTHER CURRENT ASSETS

	2001	2000
Cash in trust	**57.1**	71.3
Other	**2.3**	9.9
	59.4	81.2

4. CAPITAL ASSETS

	2001			2000		
	Cost	Accumulated Depreciation and Amortization	Net Book Value	Cost	Accumulated Depreciation and Amortization	Net Book Value
					[restated]	
Multiplex and telephone switch equipment	**674.3**	**257.1**	**417.2**	619.3	185.8	433.5
Fibre optic cable	**186.0**	**53.6**	**132.4**	187.9	45.6	142.3
Computer equipment and software	**253.2**	**155.5**	**97.7**	196.2	62.3	133.9
Buildings	**13.9**	**1.5**	**12.4**	13.9	1.3	12.6
Leasehold improvements	**35.2**	**23.3**	**11.9**	34.5	17.9	16.6
Furniture and fixtures	**30.3**	**26.4**	**3.9**	30.4	24.0	6.4
Land	**0.6**	**-**	**0.6**	0.6	-	0.6
Assets available for sale	**103.6**	**25.0**	**78.6**	148.7	35.9	112.8
	1,297.1	**542.4**	**754.7**	1,231.5	372.8	858.7

Included in assets available for sale for 2001 and 2000 is non-revenue generating fibre optic cable in Canada and the United States. Also included in assets available for sale in 2000 are switches in Canada and the United States. Included in accumulated depreciation and amortization is the writedown of certain capital assets *[note 15]*.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

In July 2001, the Company disposed of certain non-revenue generating switch equipment having a book value of $4.3 for proceeds of $0.9. A loss of $3.3 was recorded as an unusual item. In addition, the Company realized gains of $9.4 on sales of certain assets and settlement of certain fibre swaps *[note 15]*.

In August 2000, the Company disposed of non-revenue producing fibre optic cable assets having a book value of $275.0 for proceeds of $216.6. A loss of $62.3 ($26.4 net of tax) was recorded as an unusual item *[note 15]*.

In June 2000, the Company's building under construction was sold for proceeds of $85.4. No gain or loss was recorded.

The December 31, 2000 capital assets schedule has been revised to reflect a $25.0 reclassification of accumulated depreciation and amortization between fibre optic cable and assets available for sale.

5. OTHER ASSETS

	2001			2000		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Financing costs and deferred foreign exchange	**226.2**	**33.2**	**193.0**	88.6	13.7	74.9
Customer list	**200.0**	**90.5**	**109.5**	200.0	71.6	128.4
Technology and product rights	**44.7**	**35.9**	**8.8**	44.7	31.4	13.3
Trademarks	**14.9**	**11.9**	**3.0**	14.9	10.4	4.5
Prepaid right of way	**9.8**	**-**	**9.8**	12.0	-	12.0
Investment in Cybersurf Corp.	**0.5**	**-**	**0.5**	0.5	-	0.5
Goodwill	**-**	**-**	**-**	1,286.3	167.0	1,119.3
	496.1	**171.5**	**324.6**	1,647.0	294.1	1,352.9

During the year, the Company recorded a writedown of goodwill of $1,071.1 *[note 15]*.

The Company has also reviewed the estimated useful life of the remaining long-lived assets and determined that the useful life of the fONOROLA customer list should be reduced from 10 years to 8 years on a prospective basis beginning October 1, 2001. The annual impact on amortization expense will be $6.3.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2001	2000
Accrued liabilities and trade payables	**88.0**	163.3
Carrier payables	**65.4**	136.8
Right of way liability	**39.9**	35.3
Accrued interest	**19.9**	18.5
Fibre swap deposits	**-**	30.9
Payroll related liabilities	**15.5**	12.2
Other	**22.6**	18.0
	251.3	415.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

7. LONG-TERM DEBT

	Interest Rate	2001	2000
(a) Senior Discount Notes due 2007	9.270%	**412.5**	354.9
(a) Senior Notes due 2007	8.375%	**100.0**	100.0
(b) Senior Discount Notes due 2008	8.940%	**602.1**	516.8
(b) Senior Notes due 2008	8.000%	**278.7**	262.8
(c) Senior Discount Notes due 2009	10.800%	**477.3**	404.8
(c) Senior Notes due 2009	9.375%	**716.7**	673.8
		2,587.3	2,313.1

(a) Senior Discount Notes and Senior Notes due 2007

The Company's U.S. $275.0 Senior Discount Notes ["the 2007 Discount Notes"] mature on August 15, 2007. The 2007 Discount Notes were issued in 1997 at a 36.321% discount to their principal amount, reflecting that no cash interest will be payable prior to August 15, 2002. Thereafter, cash interest will accrue at 9.27% per annum payable semi-annually on each of August 15 and February 15. The 2007 Discount Notes are redeemable in whole or in part at the option of the Company any time after August 15, 2002 at 104.635% of the principal amount, declining ratably to 100% of the principal amount on or after August 15, 2004 plus, in each case, interest accrued to the date of redemption.

The Company's $100.0 Senior Notes ["the 2007 Notes"] mature on August 15, 2007. The 2007 Notes were issued in 1997 at par value. Interest is payable semi-annually on August 15 and February 15. The 2007 Notes are redeemable in whole or in part at the option of the Company any time after August 15, 2002 at 104.188% of the principal amount, declining ratably to 100% of the principal amount on or after August 15, 2004 plus, in each case, interest accrued to the date of redemption.

(b) Senior Discount Notes and Senior Notes due 2008

The Company's U.S. $436.0 Senior Discount Notes ["the 2008 Discount Notes"] mature on August 15, 2008. The 2008 Discount Notes were issued in 1998 at a 35.751% discount to their principal amount, reflecting that no cash interest will be payable prior to August 15, 2003. Thereafter, cash interest will accrue at 8.94% per annum payable semi-annually on each of August 15 and February 15. The 2008 Discount Notes are redeemable in whole or in part at the option of the Company any time after August 15, 2003 at 104.47% of the principal amount, declining ratably to 100% of the principal amount on or after August 15, 2006 plus, in each case, interest accrued to the date of redemption.

The Company's U.S. $175.0 Senior Notes ["the 2008 Notes"] mature on August 15, 2008. The 2008 Notes were issued in 1998 at approximately par value. Interest is payable semi-annually on August 15 and February 15. The 2008 Notes are redeemable in whole or in part at the option of the Company any time after August 15, 2003 at 104.0% of the principal amount, declining ratably to 100% of the principal amount on or after August 15, 2006, plus, in each case, interest accrued to the date of redemption.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

(c) Senior Discount Notes and Senior Notes due 2009

The Company's U.S. $385.0 Senior Discount Notes ["the 2009 Discount Notes"] mature on May 15, 2009. The 2009 Discount Notes were issued in 1999 at a 41.037% discount to their principal amount, reflecting that no cash interest will be payable prior to May 15, 2004. Thereafter, cash interest will accrue at 10.8% per annum payable semi-annually on each of May 15 and November 15. The 2009 Discount Notes are redeemable in whole or in part at the option of the Company any time on or after May 15, 2004 at 105.4% of the principal amount, declining ratably to 100% of the principal amount on or after May 15, 2007 plus, in each case, interest accrued to the date of redemption.

The Company's U.S. $450.0 Senior Notes ["the 2009 Notes"] mature on May 15, 2009. The 2009 Notes were issued in 1999 at approximately par value. Interest is payable semi-annually on May 15 and November 15. The 2009 Notes are redeemable in whole or in part at the option of the Company any time after May 15, 2004 at 104.688% of the principal amount, declining ratably to 100% of the principal amount on or after May 15, 2004 plus, in each case, interest accrued to the date of redemption.

Each of the Company's Senior Notes and Senior Discount Notes are unsecured obligations and rank *pari passu* in right of payment with all unsubordinated, unsecured indebtedness of the Company. The Senior Discount Notes and the Senior Notes are governed by trust indentures which contain certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, incur liens, pay dividends or repurchase the Company's capital stock.

In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price with respect to (i) the Senior Discount Notes, of 101% of their accreted value on the date of purchase, if such offer to purchase is consummated on or before May 15, 2004 and of 101% of their principal amount plus accrued and unpaid interest to the date of purchase, if such offer to purchase is consummated thereafter, and (ii) the Senior Notes, of 101% of their principal amount plus accrued and unpaid interest to the date of purchase.

(d) Hedging Activities

The Company had entered into cross-currency swap agreements to reduce its exposure to fluctuations in the exchange rate of the U.S. dollar as compared to the Canadian dollar.

During the year, the Company terminated its remaining cross-currency swap agreements in place to hedge the 2008 Notes and a portion of both the 2008 Discount Notes and the 2009 Notes. Net cash received upon the termination of cross-currency agreements was $1.1 (2000 - $23.9). The resulting gain has been deferred and is being amortized over the remaining term of the related debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

8. CAPITAL STOCK

Certain restrictions on the payment of dividends exist as a result of the long-term debt issued in 1997, 1998 and 1999.

Common Shares

The Company is authorized to issue an unlimited number of Common Shares. The holders of Common Shares are entitled to one vote for each share held at any meeting of shareholders of the Company. The Common Shares may be subject to constraints on transfer to ensure the Company's compliance with the foreign ownership provisions of the Telecommunications Act (Canada).

Preferred Shares

The Company is authorized to issue in series an unlimited number of Preferred Shares of which none were outstanding at December 31, 2001, 2000, and 1999. The Board will determine the rights and attributes when each series is issued.

Class B Non-Voting Shares

The Class B Non-Voting Shares were created in October 1993 when each Common Share then outstanding was converted into one Common Share and one Class B Non-Voting Share.

The Class B Non-Voting Shares rank *pari passu* with Common Shares and Class C Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise. The holders of Class B Non-Voting Shares are not entitled to vote at any meeting of shareholders of the Company.

Class C Non-Voting Shares

The Class C Non-Voting Shares may not be held by parties other than Sprint Communications Company L.P. ["Sprint L.P."], its affiliates and permitted associates. The Class C Non-Voting Shares rank *pari passu* with Common Shares and Class B Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise. The holders of Class C Non-Voting Shares are not entitled to vote at any meeting of shareholders of the Company. However, the holders of the Class C Non-Voting Shares are entitled to elect up to three directors of the Company as long as they maintain a significant equity interest in the Company.

The Class C Non-Voting Shares may be converted into Class B Non-Voting Shares (on a Share-for-Share basis) at anytime or Common Shares and Class B Non-Voting Shares (on the basis of one-half Common Share and one-half Class B Non-Voting Share for each Class C Non-Voting Share) in certain circumstances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

Number of Shares	Common	Class B	Class C
Balance, December 31, 1998	**17,580,396**	**50,911,604**	**21,775,017**
Issued pursuant to options	-	176,758	-
Balance, December 31, 1999	**17,580,396**	**51,088,362**	**21,775,017**
Issued pursuant to options	-	5,000	-
Balance, December 31, 2000 and 2001	**17,580,396**	**51,093,362**	**21,775,017**

Dollars	Common	Class B	Class C
Balance, December 31, 1998	**124.8**	**862.4**	**347.8**
Issued pursuant to options	-	1.1	-
Balance, December 31, 1999	**124.8**	**863.5**	**347.8**
Issued pursuant to options	-	-	-
Balance, December 31, 2000 and 2001	**124.8**	**863.5**	**347.8**

2000 and 1999 Transactions
All Class B Non-Voting Shares were issued pursuant to the exercise of options under the Plan.

Stock Options
All options of the Company are granted pursuant to the Plan from shares reserved for issuance upon the exercise of options granted under such Plan. The Plan currently reserves a maximum of 2,640,333 Common Shares and 9,392,734 Class B Non-Voting Shares for issuance upon the exercise of options granted including shares reserved for issuance under options outstanding at the Plan initiation date, December 21, 1995. All shares reserved for issuance under the Plan are granted under the terms and conditions of the Plan. This Plan permits the granting of options at a price no less than the closing price of the Common Shares or Class B Non-Voting Shares, as applicable, on The Toronto Stock Exchange on the first day preceding the date on which the option is granted that such shares trade, and for a term not to exceed 10 years from the date of grant. Options granted January 1, 1999 and onwards vest in three yearly installments of 33.3% each. Options granted prior to January 1, 1999 vest in four yearly instalments of 15%, 20%, 25% and 40% respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

The following is a continuity of stock options outstanding for which Common Shares have been reserved:

Common Shares

	2001		2000		1999	
	Number Outstanding	**Weighted-Average Exercise Price Per Share**	Number Outstanding	Weighted – Average Exercise Price Per Share	Number Outstanding	Weighted – Average Exercise Price Per Share
Balance, beginning of year	**1,894,909**	**11.28**	1,720,409	13.20	995,409	16.67
Granted during the year	**400,000**	**1.27**	600,000	4.78	775,000	9.51
Cancelled during the year	**(1,219,909)**	**14.23**	(425,500)	9.86	(50,000)	25.10
Balance, end of year	**1,075,000**	**4.22**	1,894,909	11.28	1,720,409	13.20
Exercisable, end of year	**708,332**	**5.56**	1,611,579	12.50	1,314,159	14.00

The following table summarizes information about the Common Shares stock options outstanding at December 31, 2001:

Common Shares

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	**Number Outstanding at December 31, 2001**	**Weighted – Average Remaining Contractual Life in Years**	**Weighted – Average Exercise Price Per Share**	**Number Exercisable at December 31, 2001**	**Weighted - Average Exercise Price Per Share**	**Expiry Dates**
$1.03 to $5.00	700,000	5.9	1.82	333,332	2.04	2007-2008
$5.01 to $8.70	375,000	4.3	8.70	375,000	8.70	2006
$1.03 to $8.70	1,075,000	5.4	4.22	708,332	5.56	

The following is a continuity of stock options outstanding for which Class B Non-Voting Shares have been reserved:

Class B Non-Voting Shares

	2001		2000		1999	
	Number Outstanding	**Weighted - Average Exercise Price Per Share**	Number Outstanding	Weighted - Average Exercise Price Per Share	Number Outstanding	Weighted - Average Exercise Price Per Share
Balance, beginning of year	**4,327,306**	**7.82**	4,347,341	10.35	2,659,244	15.71
Granted during the year	**3,067,857**	**1.13**	1,983,720	4.46	2,805,900	7.77
Cancelled during the year	**(2,137,007)**	**8.30**	(1,998,755)	9.37	(941,045)	18.44
Exercised during the year	**-**	**-**	(5,000)	5.38	(176,758)	6.99
Balance, end of year	**5,258,156**	**3.77**	4,327,306	7.82	4,347,341	10.35

[millions of Canadian dollars, unless otherwise indicated]

Exercisable, end of year	**2,737,022**	**5.11**	2,321,751	9.43	1,357,454	12.30

The following table summarizes information about the Class B Non-Voting Shares stock options outstanding at December 31, 2001:

Class B Non-Voting Shares

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	**Number Outstanding at December 31, 2001**	**Weighted - Average Remaining Contractual Life in Years**	**Weighted - Average Exercise Price Per Share**	**Number Exercisable at December 31, 2001**	**Weighted-Average Exercise Price Per Share**	**Expiry Dates**
$0.29 to $5.00	3,440,806	6.1	1.33	1,361,552	1.52	2008 - 2009
$5.01 to $11.00	1,555,850	4.7	6.94	1,157,970	6.97	2004 - 2007
$11.01 to $17.00	125,500	2.9	12.35	85,500	12.28	2003 - 2005
$17.01 to $27.60	136,000	3.0	21.41	132,000	21.30	2005
$0.29 to $27.60	5,258,156	5.6	3.77	2,737,022	5.11	

The Employee Plan

Effective July 1, 1999, the Company amended the Employee Plan to advance funds ["employer contributions"] to employees at the rate of $0.50 for each dollar contributed by the employee towards the purchase of Common Shares. Employer contributions vest 12 months after the funds are advanced. Effective January 31, 2002, employee contributions to the Employee Plan were suspended.

Prior to July 1, 1999, the Company contributed $0.15 for each dollar contributed by the employee toward the purchase of Class B Non-Voting Shares. Employees' contributions were generally capped at 10% of gross wages. Shares acquired by employees were not subject to any vesting criteria.

All shares purchased under the Employee Plan are purchased on the open market.

Shareholders' Rights Plan

The Company has a Shareholders' Rights Plan ["Rights Plan"], the terms and conditions of which are set out in the Shareholders' Rights Plan Agreement dated as of August 3, 1999 and ratified by the Shareholders of the Company at a Special Meeting of Shareholders held on January 27, 2000. The Rights Plan was adopted to provide the Company with sufficient time, on the occurrence of certain triggering events, including the acquisition by a person or group of 20% or more of the outstanding Common Shares and/or Class B Non-Voting Shares of the Company in a transaction not approved by the Board of Directors (and, in certain cases, the Shareholders), to pursue alternatives to enhance shareholder value. Under the Rights Plan, one Right was issued in respect of each Common Share, Class B Non-Voting Share and Class C Non-Voting Share outstanding. Upon the occurrence of certain triggering events, the Rights entitle holders (other than the acquiring person or group) to acquire that number of shares of the Company, of the appropriate class, that have a market value equal to twice the exercise price. Sprint L.P. will not become an acquiring person as a result of acquiring Class C Non-Voting Shares pursuant to a subscription agreement between Sprint L.P. and the Company, or the conversion by Sprint L.P. of such shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

9. INCOME TAXES

The reconciliation of income tax computed at the statutory tax rates to the provision for income taxes is as follows:

	2001	2000	1999
Recovery of income taxes based on the combined statutory income tax rate of 42% (44% - 2000; 45% - 1999)	**592.0**	220.9	181.8
Tax effect of expense items not deductible for tax	**(449.7)**	(30.3)	(30.9)
Unrecognized tax benefits of losses and temporary differences	**(135.5)**	(147.1)	(144.2)
Large corporations tax	**(2.9)**	(2.2)	(2.1)
Reduction in future income tax liability resulting from substantively enacted tax rate reduction	**4.0**	9.0	-
Income taxes benefit	**7.9**	50.3	4.6

Future income tax liability consists of tax (benefits) liabilities arising from:

	2001	2000
Benefits:		
Taxable loss carry forwards	**(337.0)**	(322.8)
Accounting values of liabilities in excess of tax values	**(38.9)**	(28.6)
Total future tax benefit	**(375.9)**	(351.4)
Liabilities:		
Accounting values of assets in excess of tax values	**57.9**	61.0
Total future income tax liability	**57.9**	61.0
Total future income tax (benefit) liability	**(318.0)**	(290.4)
Valuation allowance	**354.8**	339.2
Net future income tax liability	**36.8**	48.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

At December 31, 2001, the Company had approximately $1,079.6 in losses available for Canadian income tax purposes to reduce future years' taxable income. Income tax losses will expire as follows:

2002	47.3
2003	56.3
2004	1.1
2005	94.7
2006	385.3
2007	292.8
2008	202.1
	1,079.6

Also, at December 31, 2001, the Company had approximately $1,032.9 in capital losses available to offset future years' capital gains, the tax effect of which has not been recorded in the accounts. Capital losses have no expiry date.

10. INVESTMENT IN JOINT VENTURE

In February 2000, the Company formed a joint venture [the "NorthPoint Joint Venture"], with NorthPoint Communications Group Inc. to offer broadband services to business and other carriers throughout Canada using digital subscriber line technology.

On January 10, 2001, the joint venture became a wholly-owned subsidiary of the Company *[note 13]*. Results of operations in 2001 for the period prior to acquisition were nominal.

The amounts that represent the Company's proportionate interest in the NorthPoint Joint Venture for the preceding period include net working capital of $4.6, long-term assets of $12.1 and net loss of $3.2. In addition, cash provided by operating activities totalled $5.6 and cash used for investing activities totalled $12.2.

11. FINANCIAL COMMITMENTS

The Company leases office space under operating leases that expire through 2013. The Company also has agreements with certain telephone companies that guarantee the long-term supply of network facilities at discounts to full rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

The future minimum payments under these agreements in aggregate and for each of the next five years and thereafter are as follows:

	Office Space	Network Facilities
2002	**15.1**	**32.0**
2003	**14.9**	**21.3**
2004	**14.2**	**8.6**
2005	**13.6**	**-**
2006	**13.2**	**-**
Thereafter	**13.2**	**-**
	84.2	**61.9**

During 2001, the Company entered into a five-year information technology services outsourcing agreement. The Company has committed to make payments of approximately $10.8 in the first year and approximately $10.0 per year in the remaining four years of the agreement.

The Company has provided corporate guarantees of approximately $2.7 with respect to various customer lease arrangements.

At December 31, 2001, the Company has outstanding commitments to swap a portion of its fibre optic cable. These swaps were at the book value of the asset at the original transaction date, which approximate market value.

The Company has entered into agreements with a supplier to purchase an indefeasible right of use for fibre in Canada and the United States as well as other products and services with a combined value of $31.3 over the next four years.

12. CONTINGENCIES

Litigation

On September 21, 2001, the Company announced that the Company and a former President and Chief Executive Officer of the Company, reached a mutually agreeable settlement relating to a claim which sought damages in respect of his termination of employment on October 14, 1999. The settlement was significantly lower than the original claim brought against the Company. The Company had provided sufficiently for the settlement and therefore, this settlement does not impact current results.

The application for directions from the Court commenced by Montreal Trust Company of Canada (now Computershare Investor Services Inc.) on April 27, 2000 concerning the payment of $30.0 held in trust under a "change in control agreement" with certain senior management dated September 9, 1999 remains outstanding. The application was heard by way of a trial during the week of December 3, 2001. On January 28, 2002 the Court ruled that no change in control had occurred and directed the trust company to return the amounts held in trust back to the Company. The time period during which the applicants can appeal the decision has not yet expired. In the event that the Company lost an appeal, it will no longer be entitled to some of the $30.0 held in trust in other current assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

13. ACQUISITION

On January 10, 2001, the Company acquired the 50% interest in NorthPoint Joint Venture owned by NorthPoint Communications Group Inc. for $8.0 by way of redemption of shares. As a result, NorthPoint Canada Enterprises Inc. is now a wholly-owned subsidiary. The acquisition was accounted for using the purchase method, and the results of operations were included in these consolidated financial statements from the date of acquisition. The purchase price was allocated to the net identifiable assets acquired based on their estimated fair values.

14. RELATED PARTY TRANSACTIONS

In the normal course of business, for each of the three years ended December 31, the Company has engaged in significant sales and purchases of telecommunication services with Sprint Corporation, which maintains an approximate 25% equity interest in the Company, through its subsidiary, Sprint L.P. These transactions were made at market prices under normal trade terms and conditions. At December 31, 2001, the net balance due to Sprint Corporation is $2.3 [2000 - $17.0]. Included in revenue and carrier charges are transactions with Sprint Corporation and its affiliates for the years ended December 31 as follows:

	2001	2000	1999
Revenue	**23.3**	62.7	56.7
Carrier charges	**37.9**	75.4	78.3

15. UNUSUAL ITEMS

	2001	2000	1999
Writedown of goodwill	**1,071.1**	-	-
Loss on closure of subsidiary	**21.2**		-
Special charge	**17.4**	84.9	71.1
Loss (gain) on sale of capital assets *[note 4]*	**(6.1)**	62.3	-
Gain on sale of various subsidiaries	-	(19.9)	-
Gain on sale of Company's investment in Microcell Telecommunications Inc.	-	-	(66.9)
	1,103.6	127.3	4.2

In the third quarter of 2001, the Company performed an assessment for impairment of the carrying values of its long-lived assets. The assessment was performed due to: (i) deterioration of the economic environment; (ii) the substantial decline of market value of companies in the telecommunications services sector; and (iii) the decrease in the Company's revenue base. The assessment indicated that the decline within the industry was significant and other than a temporary impairment.

[millions of Canadian dollars, unless otherwise indicated]

A comparison of projected undiscounted cash flows to the carrying value of the long-lived assets including goodwill, indicated that an impairment charge was required. The amount of the impairment charge was determined by comparing the excess of the carrying value of the long-lived assets over their estimated fair value based on a number of scenarios and considering the probability of their expected outcome.

Fair value was estimated by projecting a range of future discounted cash flows excluding interest expense. The cash flow period used was 4 years and the terminal values were estimated based on an analysis of a range of industry-wide comparable EBITDA multiples. The Company evaluated a range of discount rates used as the Company's average cost of capital. The assumptions supporting the estimated future cash flows, discount rate and terminal values were based on management's best estimates.

Based on this assessment, the Company recorded a $1,071.1 writedown of goodwill. The charge is included in the caption "Unusual items" on the Consolidated Statements of Operations and Deficit.

Also during the third quarter of 2001, the Company recorded a charge of $21.2 relating to the closure of its wholly-owned subsidiary, ascenda Inc., as part of its plan to focus on the profitable deployment of capital resources in core operations. The charge includes $18.6 for writedowns of capital assets and $2.6 for severance and contract termination costs.

During the second quarter of 2001, the Company recorded a special charge of $8.0 for severance, facility and lease termination costs incurred as part of its plan to focus on profitability. As well, during this period, the Company recorded a special charge of $9.4 for an additional provision on redundant assets.

During 2000, the Company realigned resources and investments to focus on core business activities and gain operational efficiencies. As a result, a provision of $84.9 was taken against assets. Included within this provision is a charge of $73.4 made against redundant assets and assets available for sale. In addition, an $11.5 writedown was taken against the investment in Cybersurf Corp. due to a decline in value determined to be other than a temporary impairment.

On December 29, 2000, the shares of a wholly-owned subsidiary were sold along with its holdings in various other non-operating subsidiaries for a gain of $19.9 and net cash proceeds of $11.1.

During 1999, the Company began steps to realign resources and investments. As a result, a provision of $71.1 was charged to earnings partially offset by a gain on sale of the Company's investment in Microcell Telecommunications Inc. of $66.9. The proceeds from the sale of this investment were $85.0. The $71.1 charged to earnings was comprised of a $44.0 writedown of capital assets, $10.0 for advisory costs and other expenses arising from the Company's Special Shareholders' Meeting on October 14, 1999 and $17.1 for severance, facility and lease termination costs. As at December 31, 2001, $8.9 [2000 - $10.0] of the provision was included in accounts payable and accrued liabilities. All of these activities are substantially completed, but some payments have not been finalized.

16. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of Common Shares, Class B Non-Voting Shares and Class C Non-Voting Shares

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

outstanding during the year 2001 – 90,448,755 [2000 – 90,447,655 and 1999 – 90,365,227]. The potential exercise of stock options has no current dilutive effect on earnings (loss) per share.

17. CONSOLIDATED STATEMENTS OF CASH FLOWS

Net Change in Non-Cash Working Capital Balances

	2001	2000	1999
Accounts receivable	**44.5**	46.5	(4.4)
Other current assets	**21.8**	(33.6)	(34.9)
Accounts payable and accrued liabilities	**(124.8)**	(40.3)	51.7
Net change in non-cash working capital balances related to operations	**(58.5)**	(27.4)	12.4

Non-Cash Transactions

Acquisition of capital assets as shown in the consolidated statements of cash flows and changes in accounts payable and accrued liabilities were reduced by accrued amounts of $2.0 [2000 – nil; 1999 – nil]. In addition, the Company disposed of capital assets of $15.0 in exchange for consideration of capital assets of $15.0 [2000 - $33.2; 1999 – nil]. Accordingly, these transactions are not reflected in the consolidated statements of cash flows.

Other Information

	2001	2000	1999
Cash received for interest	**18.1**	18.6	19.8
Cash paid for interest	**99.7**	96.3	64.1
Cash paid for income taxes	**2.2**	2.2	2.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

18. ADDITIONAL FINANCIAL INFORMATION

[a] Fair Values

The carrying amounts and estimated fair values of the Company's financial instruments as at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
Financial assets				
Cash and cash equivalents	**15.5**	**15.5**	299.9	299.9
Short-term investments	**320.4**	**320.4**	119.2	119.2
Accounts receivable	**133.7**	**133.7**	199.4	199.4
Other current assets	**59.4**	**59.4**	81.2	81.2
Investment in Cybersurf Corp.	**0.5**	**0.3**	0.5	0.5
Financial liabilities				
Accounts payable and accrued liabilities	**251.3**	**251.3**	415.0	415.0
Long-term debt	**2,587.3**	**756.9**	2,313.1	861.3
Off-balance sheet instruments				
Favourable (unfavourable) currency and interest rate agreements	**-**	**-**	-	1.6

The fair values of the Company's financial instruments have been determined as outlined below, however, the estimated fair values do not necessarily represent amounts that the Company could potentially realize or be obligated to pay in a current market exchange between arm's length parties.

Cash and cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable and accrued liabilities
The carrying values of the Company's cash and cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable and accrued liabilities approximate fair value due to their current nature.

Investment in Cybersurf Corp.
The fair value of the Company's investment in Cybersurf Corp. is based on the closing price on The Canadian Venture Exchange.

Long-term debt
The Company's debt trades over-the-counter and is not listed on an exchange. The fair value of the Company's long-term debt is estimated based on current trading values using best estimates.

Currency and interest rate agreements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

The fair values of the cross-currency swap agreements and the interest rate swaps are based on values quoted by the counterparties to the agreements.

[b] Other Disclosures

Credit Risk
Short-term investments are placed exclusively with entities having ratings of at least R-1 (low) by a recognized Canadian debt rating agency.

The Company's accounts receivable are not subject to any concentration of credit risk. The portfolio is diversified as to both geographic and industry concentrations.

Currency Agreements
The Company had entered into cross-currency swap agreements to mitigate its exposure to fluctuations in the relationship between the Canadian and U.S. dollars created by the Company's U.S. dollar denominated debt obligations. During the year, the Company terminated all of its remaining cross-currency swap agreements *[note 7(d)]* which increased the Company's risk to currency fluctuation for the U.S. $2,665.7 that will be paid in principal and interest over the remaining term of these instruments.

19. SEGMENTED INFORMATION

The Company is a facilities-based carrier of long distance, data and local telecommunications services. It offers different products or services to two market segments: (i) Residential customers and (ii) Business, including small, medium and large business and government customers. Substantially all of the Company's assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business unit as assets are shared by all segments.

Customer Segments

	Residential	Business	Corporate and other	Total
2001				
Long distance	**170.3**	**454.2**	**-**	**624.5**
Data	**28.0**	**249.7**	**-**	**277.7**
Local	**18.2**	**8.0**	**-**	**26.2**
Total revenues	**216.5**	**711.9**	**-**	**928.4**
Operating costs	**(67.9)**	**(107.7)**	**(109.1)**	**(284.7)**
	148.6	**604.2**	**(109.1)**	**643.7**
Carrier costs				**(508.9)**
Earnings before interest, taxes, depreciation, amortization and unusual items				**134.8**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

2000				
Long distance	259.3	678.0	-	937.3
Data	40.9	252.6	-	293.5
Local	15.1	4.3	-	19.4
Total revenues	315.3	934.9	-	1,250.2
Operating costs	(106.3)	(124.9)	(144.3)	(375.5)
	209.0	810.0	(144.3)	874.7
Carrier costs				(844.6)
Earnings before interest, taxes, depreciation, amortization and unusual items				30.1
1999				
Long distance	373.8	653.3	-	1,027.1
Data	41.8	210.9	-	252.7
Local	3.2	1.2	-	4.4
Total revenues	418.8	865.4	-	1,284.2
Operating costs	(144.7)	(106.1)	(157.5)	(408.3)
	274.1	759.3	(157.5)	875.9
Carrier costs				(871.2)
Earnings before interest, taxes, depreciation, amortization and unusual items				4.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

20. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"], which differ in certain respects from United States generally accepted accounting principles ["U.S. GAAP"]. The significant adjustments which are described below would be required in the consolidated financial statements to comply with U.S. GAAP.

Balance Sheets – Assets and Liabilities

	2001	2000
Canadian GAAP		
Current assets	**529.0**	699.7
Capital assets	**754.7**	858.7
Other assets	**324.6**	1,352.9
Total Canadian GAAP Assets	**1,608.3**	2,911.3
Canadian GAAP Future Income Tax Liability	**36.8**	48.8
U.S. GAAP		
Other investment available for sale	**0.3**	0.5
Other current assets	**529.0**	699.7
Total current assets	**529.3**	700.2
Capital assets	**767.4**	870.9
Other assets	**148.6**	1,323.8
Total U.S. GAAP Assets	**1,445.3**	2,894.9
U.S. GAAP Future Income Tax Liability	**36.8**	57.8

Under Canadian GAAP, portfolio investments are accounted for at the lower of cost and market. Under U.S. GAAP, portfolio investments classified as available for sale are carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

Under U.S. GAAP, interest expense to date of $12.7 [2000 - $12.2] would have been capitalized as part of the cost of constructing fibre optic cable and buildings. Under Canadian GAAP, these amounts have been expensed.

Under U.S. GAAP, purchase accounting requires certain integration costs arising from an acquisition to be capitalized as part of the purchase equation and would increase goodwill. Under Canadian GAAP, these integration costs were expensed.

Under U.S. GAAP, foreign exchange gains or losses on the translation of long-term monetary items are included in income as incurred. Under Canadian GAAP, foreign exchange gains or losses on the translation of long-term monetary items are deferred and amortized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

Under Canadian GAAP, future income tax liabilities are valued using the income tax rates expected to apply when the liability is settled or the asset is realized based on substantively enacted income tax rates. Under U.S. GAAP, income tax rates applied are based on those completely enacted into law.

Under Canadian GAAP, the Company accounted for its investment in a joint venture using the proportionate consolidation method prior to the joint venture becoming a wholly-owned subsidiary. Under U.S. GAAP, the Company should account for its investment in the joint venture using the equity method. However, as permitted by the United States Securities and Exchange Commission, this difference in accounting has not been reflected in the U.S. GAAP amount above. Additional information concerning the Company's interest in a joint venture is presented in note 10.

Balance Sheets - Shareholders' Equity (Deficiency)

	2001	2000
Canadian GAAP - Capital Stock	**1,336.1**	1,336.1
Share purchase incentives	**4.6**	4.6
Reduction in stated capital	**10.7**	10.7
U.S. GAAP – Capital Stock	**1,351.4**	1,351.4
Canadian GAAP – Deficit	**(2,603.2)**	(1,201.7)
Share purchase incentives	**(4.6)**	(4.6)
Reduction in stated capital	**(10.7)**	(10.7)
Integration costs capitalized	**-**	23.7
Deferred foreign exchange gains (losses)	**(175.5)**	(52.3)
Capitalized interest	**12.7**	12.2
Future income tax liability valuation	**-**	(9.0)
U.S. GAAP – Deficit	**(2,781.3)**	(1,242.4)
Canadian GAAP - Other Comprehensive Income	**-**	-
Unrealized gains on investment available for sale	**(0.2)**	-
U.S. GAAP – Other Comprehensive Income	**(0.2)**	-
Total Canadian GAAP Shareholders' Equity (Deficiency)	**(1,267.1)**	134.4
Total U.S. GAAP Shareholders' Equity (Deficiency)	**(1,430.1)**	109.0

Under Canadian GAAP, stock options are accounted for at the date of exercise when the purchase is recorded as an increase to capital stock. For purposes of reconciliation to U.S. GAAP, stock options granted to employees have been accounted for in accordance with APB 25, such that the excess of the market value of the shares over the exercise price is expensed and charged to income with a corresponding increase to capital stock over the vesting period. Certain stock options are considered to be part of a variable stock option plan under U.S. GAAP in accordance with Financial Accounting Standards Board Interpretation Number 44 and as such compensation expense is recorded for the excess of the market value of the shares over the exercise price at each reporting period [2001 and 2000 – nil].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

Canadian GAAP allows for the reduction of the stated capital of outstanding shares with a corresponding offset to deficit. This reclassification which the Company made in 1992 is not permitted by U.S. GAAP.

U.S. GAAP Standard No. 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions.

Statements of Operations	**2001**	2000	1999
Net income (loss) based on Canadian GAAP	**(1,401.5)**	(451.8)	(399.3)
Amortization of integration costs capitalized	**(1.0)**	(1.3)	(1.3)
Writedown of integration costs capitalized	**(22.7)**	-	-
Deferred foreign exchange gains (losses)	**(123.2)**	(69.1)	29.0
Capitalized interest	**2.9**	5.0	60.5
Incremental loss on disposal and writedown regarding capitalized interest	**(2.4)**	(61.7)	-
Change in enacted tax rate	**9.0**	(9.0)	-
Costs on redemption of long-term debt	**-**	-	48.2
Net income (loss) before extraordinary items based on U.S. GAAP	**(1,538.9)**	(587.9)	(262.9)
Extraordinary item – costs on redemption of long-term debt	**-**	-	(48.2)
Net income (loss) after extraordinary items based on U.S. GAAP	**(1,538.9)**	(587.9)	(311.1)
Unrealized gains (losses) on other investments available for sale	**(0.2)**	-	1.7
Comprehensive income (loss) based on U.S. GAAP	**(1,539.1)**	(587.9)	(309.4)

Under U.S. GAAP, purchase accounting requires certain integration costs arising from an acquisition to be capitalized as part of the purchase equation and would increase goodwill. Therefore, for U.S. GAAP, these integration costs were included as part of the cost used to determine the writedown of goodwill which occurred at September 30, 2001 *[note 15]*. Under Canadian GAAP, these integration costs were previously expensed.

Under U.S. GAAP, interest expense would have been capitalized as part of the cost of constructing fibre optic cable and buildings and therefore included in the cost of the assets in determining the losses on disposal. Under Canadian GAAP, these amounts were previously expensed.

U.S. GAAP does not recognize the disclosure of any subtotal of the amount of earnings before interest, taxes and depreciation and amortization in the consolidated statements of operations and deficit.

Under U.S. GAAP, costs incurred on redemption of long-term debt are considered to be an extraordinary item.

Earnings (Loss) Per Share

	200	2000	1999
Net income (loss) before extraordinary items - basic and diluted	**(17.01)**	(6.50)	(2.91)
Extraordinary item – basic and diluted	**-**	-	(0.53)
Net income (loss) - basic and diluted	**(17.01)**	(6.50)	(3.44)

Statements of Cash Flows

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

U.S. GAAP does not recognize the disclosure of a subtotal of the cash flow from operations before net change in non-cash working capital items in the consolidated statements of cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[millions of Canadian dollars, unless otherwise indicated]

Additional Information

U.S. GAAP also requires additional disclosures of information shown below.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), which requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 1994 under the fair value method of that statement. The Company has utilized the Black-Scholes option valuation model to estimate the fair value of the options granted based on the following assumptions:

	2001	2000	1999
Risk free interest rate	**3.83% to 5.52%**	5.32% to 6.39%	4.83% to 6.24%
Expected dividend yield	**0%**	0%	0%
Expected volatility, Common Shares	**71.1% to 77.8%**	50.3% to 57.9%	49.6% to 49.8%
Expected volatility, Class B Non-Voting Shares	**75.4% to 90.4%**	53.1% to 70.7%	46.5% to 52.5%
Expected time until exercise, in years	**3.0**	3.0	3.0

The weighted average fair value of all options granted is estimated at $0.63 per share in 2001 [2000 - $1.98, 1999 - $3.25].

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to operating expense over the options' vesting period. The Company's pro forma information is as follows:

	2001	2000	1999
U.S. GAAP Pro forma net income (loss)	**(1,539.6)**	(590.2)	(313.1)
U.S. GAAP Pro forma basic income (loss) per share	**(17.02)**	(6.53)	(3.47)

Selling, general and administration costs of $252.1 [2000 – $327.8; 1999 - $345.0], advertising costs of $17.1 [2000 - $32.9; 1999 - $48.9;] and lease rental costs of $15.5 [2000 - $14.8; 1999 - $14.4] were expensed as incurred during the year under both Canadian and U.S. GAAP.

Details of depreciation and amortization expense are as follows:

	2001	2000	1999
Depreciation	**135.9**	136.5	116.2
Amortization	**77.2**	94.2	90.0
	213.1	230.7	206.2

New Pronouncements

The Financial Accounting Standards Board (the "FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of Statement No. 133". This statement, which is required to be adopted

[millions of Canadian dollars, unless otherwise indicated]

for annual periods beginning after June 15, 2000, establishes standards for the recognition and measurement of derivatives and hedging activities. The Company has adopted the new standard starting January 1, 2001. The adoption of SFAS No. 133 resulted in the cumulative effect of an accounting change of nil recognized in the statement of operations and deficit and a nominal gain in other comprehensive income (loss). The impact on basic and fully diluted earnings per share was negligible.

In June 2001, the FASB approved for issuance Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. As a result, the pooling-of-interests method will be prohibited. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach effective January 1, 2002. The Company has reviewed its policies and there was no impact as a result of adopting these pronouncements.

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143, which is required to be adopted for annual periods beginning after June 15, 2002, requires a liability for legal obligations associated with the retirement of long-lived assets to be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company will adopt SFAS No. 143 on January 1, 2003. The Company is currently reviewing the standard, but has not yet fully determined the impact that it will have on its reported U.S. GAAP financial information.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144, which is required to be adopted for annual periods beginning after June 15, 2001, establishes criteria beyond that previously specified in SFAS No. 121 to determine when a long-lived asset should be classified as " assets to be disposed of by sale". Assets not meeting these criteria would generally be classified as "assets to be held and used", which are required to be depreciated and tested for recoverability whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. The Company will adopt SFAS No. 144 effective January 1, 2002. The Company is currently reviewing the standard, but has not yet fully determined the impact that it will have on its reported U.S. GAAP financial information.

21. SUBSEQUENT EVENTS

(a) On February 20, 2002, the Company made an application for an interim order with respect to a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act before the Ontario Superior Court of Justice (the "Court") to surrender all of the Company's $2.6 billion in principal amount of Senior Notes in exchange for U.S. $377.0 of new 10.625% Senior Secured Debt due 2008, U.S. $81.9 in cash, and 80% of the equity in the recapitalized Company. The Plan of Arrangement is subject to the approval of the Court and an affirmative vote by both the Company's Noteholders and Shareholders. The Plan of Arrangement is also conditional upon the Company and Sprint L.P. entering into a new technology and service provisioning agreement.

(b) The Company and Sprint L.P. signed a letter of intent (the "Sprint Agreement") dated January 24, 2002 agreeing to a new set of terms for the alliance between the two companies in Canada. The terms of the Sprint Agreement will be for a period of 10 years from the date of execution. Under the Sprint

Agreement, Sprint L.P., or its affiliates, will provide under license various products and services to the Company. In addition, the Company will continue to have exclusive use of the Sprint trademark in Canada for these licensed services. The Company and Sprint L.P. have agreed to treat each other with "preferred partner" status. In connection with the granting of the technology license and the trademark license, the Company will continue to pay a 2.5% royalty to Sprint L.P. on substantially all revenue for the first five years and 2.0% for the remaining five years of the term. The Sprint Agreement is conditional upon the completion of the Plan of Arrangement.

EXHIBIT 14

Call-Net's 2001 Management Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis explains trends in Call-Net's financial condition and results of operations for the year ended December 31, 2001 compared with the operating results for the year ended December 31, 2000. It also includes a comparison of the results of operations for the year ended December 31, 2000 with the results for the year ended December 31, 1999. This discussion and analysis is intended to help investors and other readers understand the dynamics of Call-Net's business and the key factors underlying its financial results. The following discussion and analysis should be read in conjunction with the Audited Consolidated Financial Statements.

Certain statements in management's discussion and analysis constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Call-Net, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, demographic changes, regulation, major technology changes, timing and acceptance of product introductions, competition, and the ability of Call-Net to attract and retain key employees.

This discussion and analysis is based on Call-Net's financial statements which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The measures discussed herein are based on, or derived from, such Canadian GAAP financial statements and may be significantly different from the same measures that would be based on, or derived from, Call-Net's financial statements if they had been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"), including net income and EBITDA calculations. Therefore, this discussion should be read in conjunction with the disclosure regarding the reconciliation of Canadian GAAP to U.S. GAAP in Note 20 to the Audited Consolidated Financial Statements.

Overview

Since its inception in 1986, Call-Net has derived substantially all of its revenues from the sale of long distance and data services. With the formation of a strategic alliance with Sprint Communications Company L.P. of Westwood, Kansas ("Sprint U.S.") in 1993, Call-Net has offered these services primarily using the Sprint(TM) brand name. Call-Net's long distance and data services are offered in Canada to businesses and consumers. In 1998, Call-Net significantly increased its asset and revenue base when it acquired fONOROLA Inc., a leading facilities-based alternative provider of switched voice long distance and data services. In February 1999, Call-Net also entered the local phone services market in Calgary and made significant investments to enter eight other major Canadian urban markets. However, in 2000 Call-Net deferred its plan to become a national competitor in the local services market until such time as the pricing structure established by the CRTC was determined to be economic. As a result of the CRTC rebanding decision in April 2001 that significantly reduced the amount that incumbents can charge for access to local loops, Call-Net relaunched its local service initiative in Montreal, Toronto, Calgary and Vancouver. Also, in January 2001, Call-Net became the 100% owner of its previous joint venture, NorthPoint Canada. NorthPoint Canada was formed to market and provision high speed DSL services in Canada. The operations of NorthPoint Canada were integrated into Sprint Canada during 2001.

Based on its revenue for the year ended December 31, 2001, Call-Net estimates [1] that it has a 6.7% share of the $6.0 billion Canadian long distance services market, a 1.8% share of the $9.3 billion Canadian data services market, and a nominal share of the $8.5 billion Canadian local services market.

In 2000, Call-Net determined it needed to significantly shift its focus from top-line growth to bottom-line profitability. The primary components of this shift in focus were:

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(1) Market share data is based on Call-Net's revenue and telecommunications market size data for 2001 from a recognized industry analyst. To estimate Call-Net's market share, Call-Net's revenue for the year ended December 31, 2001 was divided by the 2001 market size data. Market share data excludes all Call-Net revenue arising from business with other telecommunications companies, including with internet service providers.

- a recognition that revenue and revenue growth must be accompanied with profits and long-term profitability;
- an increased emphasis on operating cost containment;
- a significantly reduced capital investment program, with an increased emphasis on making only those capital investments that provided a short pay-back period; and
- an improved liquidity position from the disposition of non-revenue producing assets.

In 2001, management established five key strategic objectives to build a strong business base for increasing future enterprise value. These objectives are:

- moving significantly towards cash flow self-sufficiency by further reducing operating and capital expenditures to appropriate levels;
- developing a practical and realistic business strategy that is executable in the current economic and business environment and supported broadly within the Company;
- obtaining fair regulatory relief so that Call-Net can compete on a level playing field over the long-term in the Canadian telecommunications markets;
- reaching a consensual agreement with our Noteholders and Existing Shareholders that would deleverage the balance sheet and provide the financial and operational flexibility required to execute a favourable business strategy; and
- improving our very important relationship with Sprint U.S., with the objective of extending and expanding on our 1993 technology and services agreement.

The following is a discussion of the progress Call-Net made in 2001 with respect to these objectives.

Move Towards Cash Flow Self-Sufficiency

In the first quarter, Call-Net revised its operating budget for the year to reduce capital and operating expenditures by $100 million. All capital projects were evaluated based on their certainty and timeliness of return. This simple scoring system allowed Call-Net to determine which projects it would proceed with, while not exceeding its financial resources. All operating expenses were also reviewed. This review resulted initially in a freeze on hiring and then a plan was developed and implemented on May 8, 2001 to reduce Call-Net's employee base by 15%, or approximately 300 employees. The majority of this downsizing was focused on head office positions to minimize the impact on sales and customer service. A stricter policy in respect of travel, entertainment and the use of consultants and temporary help was also established and actively enforced so that Call-Net's total operating expense would be kept in line with its revenue base, that was under substantial pricing pressure.

Assisted by these programs, Call-Net significantly reduced the cash consumed by the business in 2001. Cash used in operating activities and to acquire capital assets declined to $124.1 million in 2001 compared to $267.0 million in 2000. In fact, after the cash conservation program was fully implemented in the third quarter, Call-Net's liquid financial resources ("cash and short-term investments") increased by $2.9 million. While Call-Net used $26.6 million of liquid financial resources in the fourth quarter, the Company remains satisfied with the progress that was made toward cash self-sufficiency and in establishing a shift towards a company that focuses on both gross revenue and operating profitability.

Develop a Practical and Realistic Business Strategy

In addition to the need to build a strong financial base, the Company recognizes the importance of having a vision and a growth strategy that is executable and accepted by its employees, customers and suppliers. Accordingly, significant time and effort was spent in 2001 evaluating Call-Net's strengths and weaknesses, as well as the opportunities and threats to the Company's business in the telecom sector. This evaluation and analysis included input from managers throughout the organization. After the analysis had been stress tested, Call-Net undertook an extensive program to communicate the strategy to all employees. The Company's subsequent surveys indicate a high degree of understanding, acceptance and alliance with the strategy.

The strategy focuses on exploiting Call-Net's existing network and customer base to the greatest possible extent by focusing investments and resources on customers within the Company's significant, primarily urban, geographic footprint. This "on-net" based strategy is designed to limit near-term capital investment, while maximizing gross margin.

Within this geocentric-based strategy, the Company will focus on high-end residential, small business and mid-size general business customers. Call-Net intends to meet the needs of these core customer segments by offering attractively priced simple bundles of products. These bundles will include a combination of local access, long distance and data/internet services including SDSL and ADSL. Two new sales teams are being hired and trained. One group will focus exclusively on the small and mid-size business. The other will focus on selling Sprint U.S.'s E|Solutions$_{(TM)}$ product set. The core business sales force will also be expanded. In total, 50 sales representatives will be hired to increase revenue, and in particular, data revenue. A telemarketing and print-based program will be used primarily to market our new bundled local and upcoming ADSL offerings to residential customers.

For larger business customers, Call-Net will continue to offer its existing product suite augmented by value-added data-related services developed by Sprint U.S., such as its E|Solutions$_{(TM)}$ product set. For large national and multinational customers, Call-Net's goal is to provide a seamless North American telecommunications solution.

Call-Net has fully integrated this "on-net" based strategy into planning, budgeting and decision making processes throughout the organization.

Obtain Fair Regulatory Relief

On January 1, 2001, the new contribution regime announced by the CRTC on November 30, 2000 came into effect. This new regime, which Call-Net helped work to obtain, reduced the Company's carrier costs by approximately $72 million.

In April, the CRTC re-banding decision expanded the geographic areas that Call-Net can most economically compete in. More importantly the decision lowered the "local loop charge" which is the amount the Company pays the incumbents monthly for the copper wires that run to its customers' homes or offices. The local loop charge was reduced in most urban areas by over 45% from just below $20 per month to less than $10. This reduction changed the economics of supplying local services and allowed Call-Net to once more begin marketing local bundled services to consumers and businesses in Montreal, Toronto, Calgary and Vancouver. Call-Net believes the decision also allowed it to develop a significant investment and growth opportunity in 2002 and beyond. Between April and the end of 2001, Call-Net added 33,400 local customers. In 2002, Call-Net intends to add an additional 150,000 local customers.

The economics of the local program was further enhanced by another CRTC decision in November 2001. This decision reduced the up-front administration fee Call-Net pays the incumbents when it acquires one of their customers from an average of $87.50 per customer to $42.50. This reduction reduces the time necessary to recover acquisition costs from local customers by approximately two months and should save Call-Net an estimated $5 million in 2002.

Call-Net's strongest efforts for regulatory relief in 2001 related to the CRTC price cap hearings held in October and November. The results of these hearings will determine how much Call-Net will continue to pay for a wide variety of services from the incumbents over at least the next four to five years. Call-Net submitted its case that the current $265 million it pays the incumbents is excessive and counter to the CRTC's mandate to foster long-term telecommunications competition in Canada. While the CRTC is still considering the submission and those from other interested parties, Call-Net believes that the Commission will make a decision that reflects its pro-competition mandate and that the preponderance of evidence supports the need for significant relief. While Call-Net cannot predict what the CRTC decision will be, it believes that it is reasonably likely that the level of relief will be significant to operating results in 2002. In fact, Call-Net hopes the CRTC may recognize that a substantial reduction is fair, reasonable and needed to enhance the long-term viability of alternative carriers in Canada.

Deleverage the Balance Sheet

On February 9, 2001, Call-Net announced an exchange offer designed to permit Noteholders to exchange unsecured notes for secured notes. If completed, the offer would have been a significant first step in respect of deleveraging the balance sheet. When the offer did not receive significant Noteholder support, it was withdrawn on March 29, 2001.

However, recognizing the important benefits a successful deleveraging would provide to all stakeholders, Call-Net participated in a series of periodic discussions with an informal group of Call-Net's Noteholders. The objective of these discussions was to determine if there was any common ground on which to build a negotiated deleveraging transaction.

The Plan of Arrangement ("Arrangement") evolved from the discussions in 2001 as a proposal capable of generating significant consensus among Call-Net's key Securityholders including the Existing Shareholders, the Noteholders and its commercial strategic partner — Sprint U.S.. The Arrangement would provide a stronger base for the execution of its growth strategy. Based on statements of intention received, management of Call-Net believes that (i) Noteholders holding in excess of 50% of the Total Existing Note Value, and (ii) Existing Shareholders holding approximately 38% of the Existing Shares will support the Arrangement and will vote in favour of the Arrangement. If the Arrangement is implemented Call-Net will have successfully realized its objective to deleverage the balance sheet.

Improve our Important Relationship with Sprint U.S.

Call-Net spent much time and effort in the past year working with Sprint U.S. to establish a stronger long-term partnership. On July 17, 2001 Call-Net announced that Sprint Canada would market Sprint U.S.'s E|Solutions$_{(TM)}$ wide range of services throughout Canada. The Sprint U.S. E|Solutions$_{(TM)}$ product suite consists of a portfolio of services including web hosting and associated applications, internet co-location, e-commerce consulting and solutions development, leading edge network security as well as network management and performance reporting. This was the first major agreement between the two organizations in a number of years.

On January 24, 2002, subject to the implementation of the Plan of Arrangement, Sprint U.S. agreed in principle to enter into a new 10-year commercial agreement with Call-Net. This agreement will expand the business relationship between Call-Net and Sprint U.S. and enhance its current and future product offering. Under the agreement, Sprint U.S. will receive a 2.5% royalty on substantially all of Call-Net's revenue for the first five years, and a 2.0% royalty thereafter. The new commercial agreement also provides that Sprint U.S. will be issued one preferred share, which carries with it the right to appoint two members to Call-Net's board of directors. In addition, Sprint U.S. has also agreed, also subject to the implementation of the Plan of Arrangement, to invest $25 million for a 5% interest in new Call-Net equity, calculated on a post-Arrangement basis.

Summary Overview

In summary, Call-Net views 2001 as a successful year in which it made significant progress on all five of its key objectives in the midst of a very hostile and competitive telecom marketplace. Call-Net believes it exited the year stronger and better positioned to succeed in the future. The Plan of Arrangement and the new Sprint U.S. agreement announced on February 20, 2002, if implemented, will significantly improve the base from which to execute its strategy and should allow Call-Net to grow in this highly competitive market place.

Operating Results

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue

For the year ended December 31, 2001, Call-Net's consolidated revenue was $928.4 million compared to $1.25 billion, a 25.7% decrease.

Revenue in 2002 is expected to continue to decline in the first quarter of 2002 before it begins to rise again in the second quarter. The decline in the first quarter is expected to be similar to the size of the sequential quarterly decline in the third and fourth quarters of 2001. Call-Net expects a decline primarily because of continued pressure on long distance pricing. As Call-Net is only beginning to ramp up its revenue growth initiatives, these initiatives will not immediately generate sufficient revenue to offset the decline in long distance revenue in the first half of 2002. However, by the end of the fourth quarter of 2002, Call-Net's goal is to have re-established a revenue growth trend.

Revenue from Business Customers

Call-Net's revenue from business customers decreased by 23.9% to $711.9 million in 2001 from $934.9 million in 2000. The total decline in business revenue of $223.0 million was a result of a $223.8 million decline in long distance revenue, a $2.9 million decline in data revenue and a $3.7 million increase in local service revenue.

Lower long distance minute volume accounted for $75.0 million of the reduction, while a reduction in the average revenue per long distance minute (price) accounted for $148.8 million. Approximately $95 million of the price reduction was related to a number of long-standing settlement agreements with other carriers that were revised to market rates in the first and second quarter of 2001. Revenue recognized under these contracts declined by 56.0% compared to 2000 because of the significant decline in market pricing. No further significant decline in settlement related revenue is expected in 2002. Excluding these contracts, the average revenue per minute declined by approximately 19.9% since last year. Lower long distance volume, caused by management's initiative to tighten credit and gross margin requirements, as well as a number of customers who were lost due to bankruptcy or insolvency also contributed to the drop in revenue.

Call-Net believes there is a risk that its revenue from business customers will continue to erode because of the very high level of price competition in the marketplace. Call-Net expects that the average revenue per minute for long distance will continue to fall. To mitigate this risk, Call-Net intends to introduce a number of new data product sets in 2002. Call-Net also intends to expand its sales force by up to 50 new sales representatives. A significant portion of these individuals will concentrate their efforts on the small and medium business customer, while a subset will focus on the Sprint U.S. E|Solutions$_{(TM)}$ product suite. Call-Net will also continue to take a disciplined approach to bidding on large corporate business by analyzing the proportion of the business it can carry on its network. Call-Net expects these efforts will result in revenue growth in data and local services in 2002.

Revenue from Residential Customers

Call-Net's revenue from residential customers declined by $98.8 million or 31.3% to $216.5 million from $315.3 million in 2000. A decline in long distance revenue of $89.0 million accounted for most of the decrease. Of the total decrease in long distance revenue, $83.8 million was due to a decrease in volume as a result of customer churn. Call-Net's decision to cancel the unprofitable fixed price unlimited long distance program resulted in a planned, but significant, reduction in its residential customer base. Long distance customers count declined by 182,000 during 2001. During the fourth quarter the customer count declined by 42,000.

Call-Net is at risk in the residential long distance market that customers will continue to leave to traditional competitors or to other new technological offerings and that prices will continue to fall. Call-Net intends to mitigate these risks by marketing its bundled local service offering out of an expanded number of co-locations in Incumbents' wire centres in Montreal, Toronto, Calgary and Vancouver. In addition, Call-Net intends to add co- locations in Quebec City, Ottawa, and Edmonton. In total Call-Net intends to open approximately 40 new co-locations by July 2002. These co-locations will increase the number of addressable residential lines by 1.1 million to a total of 4.0 million. Call-Net's objective for 2002 is to increase the local customers it services from the 53,600 at the end of 2001 to over 200,000 by the end of 2002.

Residential data revenue dropped by $12.9 million to $28.0 million from $40.9 million in 2000. This drop was primarily the result of a decrease of 38,000 dial-up internet customers, lost primarily to high-speed cable or ADSL offerings. Call-Net expects its revenue from internet customers will continue to erode until it has its own ADSL high-speed offering available. Call-Net's current plan is to have ADSL available in 94 co-locations by August 2002. The technology and know-how Call-Net expects to receive from Sprint U.S. will be of great assistance in mitigating the risk associated with rolling out this offering, including the ease of self-installation. Call-Net's objective is to have 12,000 SDSL and ADSL residential and SOHO customers by the end of 2002.

Local service revenue increased by $3.1 million to $18.2 million from $15.1 million in 2001. Call-Net ended the year with 53,600 local customers compared to 25,900 at the end of 2000. As noted above, Call-Net's plans call for up to an additional 150,000 local customers in 2002. Call-Net intends to reach this total by offering competitively priced bundles in most major urban centres in Canada. Call-Net will market these services using targeted newspaper advertisements as well as telemarketing.

Carrier Charges and Gross Profit

Carrier costs decreased from $844.6 million in 2000 to $508.9 million in 2001. The gross profit as a percentage of revenue improved from 32.4% to 45.2% in 2001. The improvement in gross profit as a percentage of revenue was primarily due to three factors:

- a $72 million reduction in the amount Call-Net paid on long distance revenue to support local telephone services under the contribution regime established by the CRTC as a result of a change in the taxing mechanism at January 1, 2001;

- a reduction in the standard rates used to price minutes swapped with other carriers under certain settlement agreements, mirroring an identical drop in business revenue; and

- ongoing efforts to reduce carrier costs by renegotiating agreements with other carriers and migrating off of leased facilities to our own lines.

In the fourth quarter, Call-Net's gross profit as a percentage of revenue dipped from the third quarter of 2001 by 6.9% to 39.2%. This decline was primarily the result of the Company settling a number of long-standing disputes and agreeing the amounts due with non-domestic carriers in respect of a number of settlement agreements. Call-Net had established a reserve against these accounts that it believed was adequate. However, in the fourth quarter, the Company determined these reserves to be inadequate and an additional $8.5 million charge was required to maintain an appropriate reserve at year-end. Adding back this charge, Call-Net's gross margin would have been 43.2%.

As noted in the overview section, the entire industry is awaiting the price cap decision from the CRTC. Call-Net expects this decision to be favourable; however, there can be no assurance it will be and if relief is granted, how much it will be. Therefore it is exceedingly difficult to predict with any accuracy carrier costs beyond the first quarter. However, while Call-Net cannot predict what the CRTC decision will be, Call-Net believes that the CRTC will accept its position that significant relief is necessary to sustain long-term competition in Canada. Accordingly, Call-Net believes it is reasonably likely it will receive at least significant and possibly substantial relief on its annualized price cap related costs of $265 million.

Operating Costs

Operating costs declined by $90.8 million to $284.7 million from $375.5 million in 2000, a 24.2% decrease. Operating costs for 2001 represented 30.7% of consolidated revenue compared to 30.0% in 2000. Lower advertising, marketing and volume-related customer support costs, reduced administrative costs and improved bad debt experience all contributed to this significant decline in operating costs. The 15% or 300 employee workforce reduction announced and substantially completed on May 8, 2001 also contributed to lowering operating costs in 2001 compared to 2000.

As Call-Net intends to invest in growing revenue in 2002, it does not expect that operating expenses, particularly advertising and marketing expense, will continue to fall. Rather, Call-Net expects these costs and costs associated with customer care and provisioning will rise in 2002. Accordingly, operating costs as a percentage of revenue are expected to reach between 34% and 37% in the first half of 2002. However, as revenue is expected to grow in the second half of the year, operating costs, as a percentage of revenue, are then expected to drop to between 32% and 34%.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA is a financial metric used by many investors to compare companies in the telecommunications industry on the basis of operating results and the ability to incur and service debt. The disclosure of EBITDA is not intended to replace, but only augment, the discussion of financial results from operations or cash flow. Readers are cautioned that EBITDA as calculated by Call-Net in its Consolidated Financial Statements may not be comparable to similarly titled amounts reported by other companies.

EBITDA was negative $968.8 million in 2001, compared to negative $97.2 million in 2000. However, after adjusting for unusual items, EBITDA in 2001 was $134.8 million, a $104.7 million improvement over the $30.1 million in 2000. The improvement in EBITDA came from a number of sources, the largest of which was the change in the CRTC's contribution regime on January 1, 2001. The change lowered Call-Net's carrier charges by an estimated $72 million. However, Call-Net believes this change also contributed an indeterminable portion of the decline in long distance pricing. Consequently, Call-Net cannot accurately quantify the net benefit of the change in contribution rates and believes it is reasonably likely that other carrier cost reductions and the overall expenditure reduction program contributed at least an equal amount to the significant EBITDA improvement.

Included in unusual items in 2000, as further described in Note 15 to the Consolidated Financial Statements, were:

- a special charge of $84.9 million to write down redundant assets and other assets held for resale;
- a loss of $62.3 million on the sale of approximately 108,000 strand-miles of non-revenue producing optical fibre; and
- a gain of $19.9 million on the sale of various subsidiaries.

Included in unusual items in 2001, as further described in Note 15 to the Consolidated Financial Statements, were:

- a $1,071.1 million writedown of goodwill;
- a $21.2 million loss on the closure of Call-Net's wholly-owned subsidiary, ascenda Inc.;
- an $8.0 million special charge for severance, facility and lease termination;
- a $9.4 million provision for redundant assets; and
- a $6.1 million gain on the sale of capital assets.

Depreciation and Amortization

Depreciation and amortization decreased by 7.6% to $213.1 million from $230.7 million in 2000 primarily as a result of the writeoff of goodwill at the end of the third quarter. Depreciation of $135.9 million was in line with last year's $136.5 million as would be expected because Call-Net's capital investment program was below the amount of depreciation.

In 2002, the amount of amortization will decline further as there will be no amortization associated with goodwill. Furthermore, assuming we proceed with the Plan of Arrangement, deferred finance costs totalling $36.8 million at December 31, 2001 would be extinguished. Therefore, Call-Net expects only its customer list, technology rights, product rights and trademarks would remain to be amortized after the first quarter of 2002. The amortization of these long term assets should result in an amortization charge of approximately $30 million in 2002. As capital additions are expected to be between $100 and $120 million, depreciation expense is expected to be comparable or down marginally in 2002.

Interest on Long-Term Debt

In 2001, interest on long-term debt increased by $18.4 million to $223.5 million from $205.1 million in 2000. This increase is the result of the accretion of interest expense on the Senior Discount Notes as well as the depreciation of the Canadian dollar against the U.S. dollar during 2001. Interest on long-term debt expense for 2001 includes $95.9 million of cash interest paid during the year. Non-cash interest of $127.6 million relates to interest accreted on the principal balance of the Senior Discount Notes.

If the Plan of Arrangement is implemented, and assuming the exchange rate between the U.S. and Canadian dollar remains constant during 2002, interest expense should decrease by approximately $160 million. Cash interest will decline by approximately $32 million. If the Plan of Arrangement is not implemented, interest expense is expected to rise by approximately $16 million and cash interest payments would be approximately $98 million. Also, in August 2002, the Senior Discount Notes (due in 2007), if still in existence, will stop accreting interest and begin to accrue interest towards semi-annual cash payments. The first such cash interest payment would be on February 15, 2003.

Interest and Other Income (Expense)

Call-Net's interest and other income decreased from income of $30.9 million in 2000 to an expense of $4.0 million in 2001. This change was the result primarily of currency losses associated with the decline in the Canadian dollar and the associated mark to market of both the Company's U.S. dollar debt and working capital. A lower level of short-term investments, as well as lower interest rates, also contributed to the decline. Call-Net maintains a policy of investing in only highly liquid, investment grade money market instruments rated R-1 (low) or better.

In 2002, with the adoption of new Canadian accounting standard, CICA 1650 *Foreign Currency Translation*, the deferral and amortization of foreign exchange gains and losses on long-term debt will no longer be permitted. Any gain or loss on the unhedged portion of the Company's U.S. denominated debt outstanding will be immediately credited to or charged against income. Accordingly the adoption of this new standard will likely increase the volatility of interest and other income (expense) in 2002 and subsequent years, particularly if the Plan of Arrangement is not implemented. Also, as a result of the adoption of this standard, the deferred foreign exchange amount of $156.2 million included in other long term assets at December 31, 2001 will be retroactively charged against retained earnings.

Interest income earned by Call-Net on its short-term investment portfolio is expected to decline in 2002 to approximately $4 million for two reasons. First, the interest rate on short-term investments is expected to be lower than it was in 2001. Second, Call-Net expects it will have a significantly lower amount to invest in 2002 because of the anticipated payment of approximately U.S.$81.9 million payment under the Plan of Arrangement. In addition, we are projecting cash will be used as a result of capital investment activities in the first half of 2002.

Income Taxes Benefit

Income tax benefit declined from $50.3 million in 2000 to $7.9 million in 2001. In 2000, the income tax benefit included $35.9 million of income tax benefit related to the sale of non-revenue producing fibre optic cable assets and a $9.0 million change in the value of the future tax liability due to federal income tax rate changes. In 2001, income tax benefit includes $4.0 million for a change in the value of the future tax liability due to provincial income tax rate changes.

The income tax benefit was partially offset by an expense for the federal large corporations tax of $2.2 million in both 2000 and 2001.

In 2001, Call-Net did not tax benefit its operating losses because of the lack of certainty such losses could be used in the future. At December 31, 2001 Call-Net had approximately $1.1 billion in losses available for Canadian income tax purposes to reduce future years' taxable income. Call-Net also had approximately $1.0 billion of capital losses available. All of the capital losses and a portion of the operating losses will be extinguished if the Plan of Arrangement is implemented.

Net Income (Loss)

Call-Net's net loss for 2001 was $1.4 billion compared to $451.8 million in 2000, a $949.7 million increase from the prior year. The year over year increase in the net loss was primarily the result of a $976.3 million increase in expenses associated with unusual items (see Note 15 to the Consolidated Financial Statements). The $104.7 million improvement in EBITDA before unusual items and $17.6 million decrease in depreciation and amortization expense were partially offset by:

- the $18.4 million increase in interest expense on long-term debt;
- the $34.9 million decrease in interest and other income; and
- the $42.4 million decrease in income taxes benefit.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenue

For the year ended December 31, 2000, Call-Net's consolidated revenue was $1.25 billion, a 2.6% decrease from the $1.28 billion reported in 1999.

Revenue from Business Customers

Call-Net's revenue from business customers increased by 8.0% to $934.9 million from $865.4 million in 1999. This increase was attributable primarily to an increase in carrier traffic and revenue related to providing data services, which more than offset the decline in long distance revenue from other business customers.

Business customers accounted for 74.8% of consolidated revenue in 2000 as compared to 67.4% in 1999. Data revenue represented 27.0% of business revenue, increasing by 19.8% to $252.6 million in 2000 from $210.9 million in 1999. The increase in data revenue was generated by Call-Net's *Solutions Alliance Program* and from providing private lines for data transmission. Long distance revenue, which accounted for 72.5% of business revenues, increased by 3.8% to $678.0 million from $653.3 million. Higher carrier traffic accounted for all of the increase as other business traffic and average revenue per minute declined in 2000. Local services generated $4.3 million of revenue in 2000 compared to $1.2 million in 1999.

Revenue from Residential Customers

Call-Net's revenue from residential customers declined by 24.7% to $315.3 million in 2000 from $418.8 million in 1999.

This decline was primarily the result of Call-Net's decision to pursue a more profitable consumer pricing strategy. By the beginning of 2000 the consumer long distance market was becoming increasingly commoditized with average price per minute falling as customers opted for flat rate unlimited and bundled price plans. Call-Net did not expect a reversal of this trend and consequently took several steps in an effort to improve profitability, including capping unlimited plans, increasing prices and ceasing certain customer acquisition activities. Because of these steps, Call-Net's residential customer base declined to approximately 746,000 customers at year-end from approximately one million customers at the beginning of the year. Local service revenue increased to $15.1 million in 2000 from $3.2 million in 1999.

Carrier Charges and Gross Profit

Carrier charges decreased in line with revenue by 3.1% to $844.6 million. Gross profit declined by 1.8% to $405.6 million compared to $413.0 million in 1999. Gross margin increased marginally to 32.4% of revenue compared to 32.2% of revenue in 1999.

Issues having a favourable impact on carrier costs and gross margin included:

- migrating the access for voice long distance business and dial-up internet products from leased incumbent local exchange carrier facilities to Call-Net's local network in major Canadian centres;

- taking advantage of synergies between Call-Net's data and local services infrastructure;

- analyzing and tracking profitability by product and line of business by taking into account allocations of carrier costs and operating expenses which facilitated a shift in customer mix to higher margin markets and products; and

- a favourable CRTC decision relating to switching and aggregation charges.

Issues having an unfavourable impact on carrier costs and gross margin included:

- lower margins in the first half of the year caused by the higher proportion of flat rate unlimited and bundled price plans on voice services business than in the first half of 1999;

- the ongoing competitive environment that lowered market pricing in all market segments; and

- the continuing regulatory contribution regime that was unfavourable to competitive local exchange carriers.

Operating Costs

Operating costs for the year declined by 8.0% or $32.8 million to $375.5 million from $408.3 million in 1999. Call-Net's decision to target more selectively its customer acquisition efforts, rather than use broadly based advertising, significantly reduced its marketing costs in 2000. The annualized impact of the 10% workforce reduction implemented in the fourth quarter of 1999 contributed to lower operating costs in 2000. In addition, customer support costs declined in line with the drop in the number of residential customers. Finally, a broadly based cost containment program contributed to lower operating costs. Operating expense as a percentage of revenue in 2000 declined to 30.0% compared to 31.8% in 1999, despite a special charge of $14.2 million primarily related to employee retention.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA was negative $97.2 million in 2000, compared to $0.5 million in 1999. However, after adjusting for unusual items, EBITDA in 2000 increased to $30.1 million compared to $4.7 million in 1999.

Included in unusual items in 2000, as further described in Note 15 to the Consolidated Financial Statements, were:

- a special charge of $84.9 million to write down redundant assets and other assets held for sale;

- a loss of $62.3 million on the sale of approximately 108,000 strand-miles of non-revenue producing optical fibre; and

- a gain of $19.9 million on the sale of various subsidiaries.

Depreciation and Amortization

Depreciation and amortization increased by 11.9% to $230.7 million from $206.2 million in 1999 primarily as a result of the full year depreciation related to capital asset acquisitions of $591.0 million in 1999.

Interest on Long-Term Debt

In 2000, interest on long-term debt increased by $30.0 million to $205.1 million from $175.1 million in 1999. This increase is the result of a full year of interest charges on the financing completed in May 1999, consisting of U.S.$450.0 million of Senior Notes and U.S.$385.0 million of Senior Discount Notes. Interest on long-term debt expense for 2000 includes $92.8 million of cash interest paid during the year. Non-cash interest of $112.3 million relates to interest accreted on the principal balance of the Senior Discount Notes.

Interest and Other Income (Expense)

Call-Net's interest and other income for 2000 increased to $30.9 million compared to $25.1 million in 1999 as a result of a higher level of short-term investment as well as higher interest rates.

Income Taxes Benefit

Income tax benefit increased to $50.3 million in 2000 from $4.6 million in 1999. In 2000, the income tax benefit included $35.9 million of income tax benefit related to the sale of non-revenue producing fibre optic cable assets and $9.0 million for a change in the value of the future tax liability due to federal income tax rate changes.

Call-Net expensed $2.2 million in 2000 and $2.1 million in 1999 in respect of the federal large corporations tax.

Net Income (Loss)

Call-Net's net loss for 2000 was $451.8 million, a $52.5 million increase from the prior year. The year over year increase in the net loss was primarily the result of a $25.4 million improvement in EBITDA before unusual items and $5.8 million increase in interest income being inadequate to offset:

- a $39.0 million increase in year over year losses on unusual items net of taxes and debt redemption costs;
- a $30.0 million increase in interest expense; and
- a $24.5 million increase in depreciation and amortization.

Liquidity and Capital Resources

At December 31, 2001, Call-Net's current assets were $529.0 million and its current liabilities were $251.3 million. Net working capital decreased to $277.7 million compared to $284.7 million at December 31, 2000. Cash, cash equivalents and short-term investments at December 31, 2001 totalled $335.9 million compared to $419.1 million at December 31, 2000. At December 31, 2001, $333.4 million of these funds were invested in liquid. Canadian dollar denominated securities rated at least R-1 (low) by The Dominion Bond Rating Service.

This $335.9 million of liquid assets comprise substantially all of the Company's liquidity and a significant portion of its capital resources. The Company believes these resources and projected future cash flow from operations are sufficient to finance its business plan for 2002, including the proposed approximate U.S.$81.9 payment to Noteholders under the Plan of Arrangement.

With the exception of cash collateralized letters of credit of approximately $0.5 million, Call-Net had no operational bank lines at December 31, 2001.

At year-end, the Company had $2,587.3 million of long-term debt outstanding compared to a shareholders' deficiency of $1,267.1 million. Call-Net is not required to repay any of its long-term debt until 2007. Interest is deferred until August 2002, August 2003 and May 2004 on the 2007, 2008 and 2009 Senior Discount Notes respectively. Once Call-Net begins paying interest on the Senior Discount Notes, interest is payable semi-annually.

Call-Net believes it will likely have to execute its long term business plan without relying on any further external financing in the foreseeable future if the Plan of Arrangement or a similar plan is not implemented.

Plan of Arrangement

The proposed Plan of Arrangement constitutes a comprehensive recapitalization proposal, that would reduce Call-Net's debt by approximately $2.0 billion. The proposed new capital structure would provide a stronger financial base for the execution of the growth strategy to enhance the value of the Company.

Based on statements of intention received, management of Call-Net believes that (i) Noteholders holding in excess of 50% of the Total Existing Note Value, and (ii) Existing Shareholders holding approximately 38% of the Existing Shares will support the Arrangement and will vote in favour of the Arrangement.

Under the terms of the Plan of Arrangement, all of Call-Net's $2.6 billion of Senior Notes would be exchanged for U.S.$377.0 million of new 10.625% senior secured debt due December 31, 2008, approximately U.S. $81.9 million in cash and 80% of the equity in the recapitalized Call-Net. The existing Shareholders of Call-Net would retain 20% of the Company's equity.

If implemented, the Plan of Arrangement is expected to substantially improve the capital structure of the Company by reducing the proportion of debt to levels acceptable to North American capital markets. The Plan of Arrangement should enhance the Company's ability to raise capital as necessary to execute its business plan. In addition to the benefit of capital markets access, the reduction in debt will result in the Company's equity having intrinsic value. Accordingly, this should allow the Company to utilize equity options as a meaningful mechanism to motivate and retain key employees. Furthermore, suppliers, and more importantly customers, are expected to feel more comfortable dealing with a company whose financial situation and long term prospects are more certain. As a result, Call-Net believes the Plan of Arrangement, if approved, will assist in improving operating results.

Cash Flow from Operating Activities

In 2001, Call-Net's operating activities before changes in non-cash working capital provided $35.9 million of cash compared to using $47.2 million of cash in its operating activities before changes in non-cash working capital in 2000. A net loss for the year of $1.4 billion was offset by a number of non-cash operating items including $1.1 billion of unusual write downs and net losses. Other non-cash operating expense items included $213.1 million of depreciation and amortization, $127.6 million of accreted non-cash interest on Senior Discount Notes and $15.7 million of non-cash interest and other expense. Non-cash income items included the income tax benefit of $12.0 million related to future income tax liabilities. The improvement in cash flow from operations before changes in non-cash working capital was largely the result of lower carrier charges and lower operating expenses.

After a $58.5 million increase in non-cash working capital, Call-Net used $22.6 million in its operating activities in 2001, compared to $74.6 million in 2000. A significant $163.7 million reduction in accounts payable was offset by a $65.7 million reduction in accounts receivable and a $21.8 million decline in other current assets. The reduction in payables was tied largely to the reduction in volume, changes to the contribution regime, and the payment of significant amounts accrued in previous years. While receivables were lower on lower revenue and an improvement in the days of sales outstanding, this improvement and the release of escrowed cash in trust was insufficient to offset the payables and accrued liabilities decline.

In 2002, non-cash working capital is not expected to be either a significant source or use of cash. Trade receivables are expected to grow in line with higher fourth quarter revenue. While Call-Net paid a significant amount in respect of accrued liabilities in 2001 and also resolved a number of settlement accounts, Call-Net expects accounts payable and accrued liabilities will continue to decline in 2002. A portion of this decline relates to the expectation of a favourable price cap decision. However, the use of cash for receivables and payables is expected to be largely offset by the return of cash currently held in trust.

Cash Flow from Investing Activities

Call-Net used $262.9 million in 2001 compared to $5.4 million in investment activities in 2000. In 2001, Call-Net received only $37.9 in proceeds from asset sales compared to $296.9 million in 2000, when the Company sold the real estate associated with its planned corporate head office facility and a substantial portion of its non-operational fibre.

In 2001, Call-Net invested $86.2 million more in short-term investments than it did in 2000. However, the increased investment in short-term investments was more than offset by the $90.9 million decline in its capital expenditure program to $101.5 million compared to $192.4 million in 2000. Call-Net's acquisitions of capital property declined in 2001 as Call-Net focused on projects with lower risks and quicker paybacks. Call-Net's more limited capital investment program in 2001 focused on local and DSL wire centre augmentation, a metro area fibre network in Montreal, upgrading back office functionality, as well as data and hosted service support systems.

In 2002, Call-Net expects to invest between $100 and $120 million in capital asset additions. The largest planned investments include the expansion of its local footprint by adding 40 co-locations, adding ADSL service to 94 co-locations and investing in assets to support the E|Solutions$_{(TM)}$ initiative with Sprint U.S. Commitments related to these planned expenditures were immaterial at December 31, 2001.

At December 31, 2001, Call-Net held assets for sale valued at $78.6 million compared to assets of $112.8 million at the end of 2000. Call-Net reviewed the value of such assets at year end and continues to believe the net realizable value equals or exceeds the $78.6 million amount. However, as the market has been illiquid there is a heightened risk that the proceeds of disposition, if and when realized, could be less than the carrying value.

Cash Flow from Financing Activities

In 2001, Call-Net's financing activities generated $1.1 million of cash on the termination of a cross-currency swap agreement. In 2000, $23.9 million of cash was provided from the termination of a number of cross-currency swap agreements. Call-Net had no cross-currency swap agreements outstanding at December 31, 2001.

Commitments

As part of regular operations, Call-Net has agreements for facilities and supply of network facilities. As at December 31, 2001 and 2000, Call-Net had outstanding contracts to sell or swap a portion of its fibre optic cable. During the third quarter of 2000, Call-Net entered into agreements with a supplier to purchase an indefeasible right of use for local access and other fibre in Canada and the United States for $21.0 million and to purchase $15.0 million of other products and services over a five-year period. At December 31, 2001, a commitment to purchase $31.3 million of fibre or services remained.

During the third quarter of 2001, Call-Net entered into a five-year information technology services outsourcing agreement. As part of the agreement, Call-Net has committed to make payments of approximately $10.8 million in the first year and approximately $10.0 per year in the remaining four years of the agreement. Call-Net has also provided corporate guarantees of approximately $2.7 million in respect of various customer lease arrangements for customer premises equipment.

Related Party Transactions

During 2001, Call-Net sold Sprint U.S. $23.3 million of telecommunication services and purchased $37.9 million of similar services from Sprint U.S. These transactions resulted from the normal termination of traffic over each other's network. The pricing in respect of these transactions is in line with equivalent arrangements with other U.S. carriers with whom Call-Net has similar levels of cross border traffic.

Future Outlook

Call-Net intends to balance its efforts in respect of profitability and growth in 2002 and beyond.

In the first half of 2002, Call-Net intends to invest in its "on-net" strategy. This investment will require both higher operating expense, as well as capital expenditures compared to 2001. The higher operating expenses will be focused on acquiring and retaining new customers — customers that are both "on-net" and "on strategy". The capital expenditures will be focused on expanding Call-Net's co-location footprint and delivering ADSL and SDSL based products, including Voice over BroadBand ("VOBB").

In the business segment, Call-Net will invest in expanding its sales force, particularly in respect of the small and medium-sized general business markets. Call-Net views these under-serviced markets as a significant opportunity for its bundled offerings. Call-Net is also currently training a small Sprint E|Solutions(TM) sales force to market this product suite. In total, Call-Net plans on adding 50 new sales personnel by mid-year. Call-Net also intends to expand our agency-based sales force to accelerate the introduction of its new comprehensive suite of IP and access offerings.

In the consumer segment, Call-Net intends to advertise to consumers in its core urban centres that Sprint Canada is a local, as well as a long distance, telecommunications company. Call-Net intends to convince consumers that Sprint Canada is a better alternative to the incumbents in meeting all of their wired telecom needs — including local, long distance and ADSL broadband internet service. Its goal is to acquire over 150,000 new local bundled residential customers this year, in seven of Canada's largest urban markets. Call-Net intends to invest in the Sprint brand with a targeted print and telemarketing based program. Call-Net also intends to invest in its reputation for high quality service by increasing its customer care work force. Additional provisioning personnel are expected to be hired and an improved operating service system will be operational in the first quarter of 2002.

The costs associated with the growth initiatives described above are expected to reduce EBITDA in the first quarter of 2002 as the costs associated with training, advertising, marketing and provisioning will initially exceed the gross margin from the new product offerings. As revenue ramps up in the second, third and fourth quarters, Call-Net anticipates that gross margin will at first absorb a higher proportion of, and then exceed, the associated up-front advertising, customer care and provisioning costs. By the fourth quarter, the aggregate revenue growth from the "on-net" initiatives is expected to more than absorb the additional costs associated with the growth initiatives.

Risk Factors

We believe that Call-Net faces a number of operational, regulatory, financial and other risks and have addressed some of the key risks in the commentary above. The list below also summarizes the risks and success factors that we believe are key to Call-Net's future financial prospects.

Operational Risks

Operational risks inherent in executing Call-Net's strategy include:

- a continuing or accelerated erosion in average revenue per long distance minute. Each one cent decline in average revenue per minute reduces Call-Net's revenue by approximately $80 million;

- a continuing or accelerated erosion of Call-Net's residential long distance or dial-up internet customer base. The average revenue per long distance or dial-up internet customer is approximately $240 per year;

- competing effectively with competitors, many of whom have larger operational and financial resources than Call-Net, including the risk that Call-Net will not be able to effectively participate in the consolidation of the industry;

- adapting to the high level of technological change in the telecommunications industry;

- profitably developing, marketing and provisioning new products on a timely basis that are acceptable to its target markets;

- hiring and retaining qualified management and staff;

- maintaining and protecting the key assets of the Company, including both its network and the Sprint brand from damage or loss;

- additional bankruptcies or insolvencies in the telecommunication sector impacting on the results of Call-Net's on-going revenue, as well as the immediate expense associated with bad debts;

- Call-Net's reliance on other competitive carriers to access its customers or to deliver its data and voice traffic; and

- Call-Net's ability to execute its strategy depends on the effective implementation of its relationship with Sprint U.S. and on Sprint U.S.'s ability to overcome its own operational risks.

Call-Net uses a variety of strategies to mitigate these operational risks where possible including:

- transitioning its marketing focus away from long distance and towards its local and data/IP offerings;

- launching a variety of new long distance residential products to meet the needs of a broad range of consumers, as well as transitioning the majority of its marketing and advertising budget to promote its bundled local offering;

- entering into an expanded technological agreement with Sprint U.S. to improve its access to new technology on a timely and cost-effective basis;

- improving its demographic market information, as well obtaining information on the specific needs and wants of its target markets;

- designing a competitive compensation package and training programs, as well as other human resource related strategies, to improve the Company's ability to hire and retain qualified managers and staff;

- designing and implementing an effective risk management program, including purchasing an appropriate level of general and business interruption insurance;

- building or buying metro area network fibre to connect co-location and regional switch centres to reduce dependency on other competitive carriers; and

- developing and sustaining a strong operational relationship with Sprint U.S.

However, investors should recognize that a number of the operating risks are not within Call-Net's control and such risks could adversely affect its results.

Financial Risks

Availability of Capital Resources

Call-Net currently has a significant risk associated with the high level of debt on its balance sheet and the debt servicing costs associated with the debt. Call-Net believes that the most appropriate way to mitigate this risk and regain access to the capital markets is by way of the Plan of Arrangement, discussed under its own heading.

However, even if the Plan of Arrangement is implemented, in the event that Call-Net's plans change or its projections prove inaccurate and the funds currently available as cash, cash equivalents and short-term investments prove insufficient to fully fund its business plan, then Call-Net may be required to seek additional financing sooner than it currently expects. Additional sources of financing may include public or private equity or debt financing, capital and operating leases and other financing arrangements. To the extent sufficient funding is not available, Call-Net may limit which markets it enters and the degree to which it penetrates a particular market.

Call-Net can give no assurance that additional financing will be available to it or, if available, that it can be obtained on a timely basis and on acceptable terms or within the limitations contained in Call-Net's financing arrangements. Failure to obtain such financing could result in the delay or abandonment of some or all of Call-Net's development and expansion plans, which would harm its financial condition and operating results. Such a failure could also limit its ability to make principal and interest payments on its indebtedness. Call-Net cannot assure anyone that financing, if required, will be available in the future or that, if such financing were available, it would be available on terms and conditions acceptable to it.

Currency Risk

Call-Net's revenue is generated primarily in Canadian dollars, while substantial amounts of its current and future liabilities, including interest and principal obligations on its long-term debt, are and will be payable in U.S. dollars. As at December 31, 2001, Call-Net had no cross-currency swaps on its outstanding U.S. dollar denominated debt. Based on its December 31, 2001 balances, a one per cent change in the foreign currency exchange rate between the Canadian and U.S. dollar would have an impact of approximately $25.0 million on its long-term debt. Any substantial increase in the U.S. dollar relative to the Canadian dollar could affect Call-Net's results of operations and its ability to meet its future payment obligations on its long-term debt.

Should Call-Net be successful in respect of its Plan of Arrangement, Call-Net intends to consider entering into cross currency hedges that should then be available to the Company, either on a secured or unsecured basis. However, if Call-Net is unable or unwilling to enter into a cross currency swap agreement, its exposure on the new Secured Notes due to a one per cent move in the exchange rate would be approximately $6.0 million.

Regulatory Risk

Call-Net's long distance services are subject to regulation by the CRTC and to the provisions of the Telecommunications Act. Since 1992, the CRTC's stated policy has been to recognize the value and importance of competition in the long distance market. However, the CRTC's policy may change in the future. The CRTC has refrained, in part, from regulating some of the public long distance services offered by the Incumbents.

Because neither the CRTC nor the courts have interpreted certain aspects of the Telecommunications Act and its regulations, it is impossible to predict what impact, if any, these provisions will have on Call-Net. Any change in policy, regulations or interpretations could have a material adverse effect on Call-Net's operations and financial condition. In addition, the CRTC's decisions are subject to review under the Telecommunications Act (Canada) at any time and may be appealed to the Federal Court of Appeal (Canada) within 30 days of a decision or challenged by a petition to the Federal Cabinet of Canada within 90 days of a decision. The CRTC's decisions necessary to implement competition in the long distance and local services markets may be appealed or challenged or changed upon review.